As filed with the Securities and Exchange Commission on December 22, 2014

Registration Nos. 333-199888 and 333-199888-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Talen Energy Corporation Talen Energy Holdings, Inc.	Delaware Delaware	4911 4911	47-1197305 47-1180131
(Exact name of registrant as specified in its charter)	(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two North Ninth Street

Allentown, Pennsylvania 18101

(610) 774-5151

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul A. Farr

Executive Vice President

835 W. Hamilton Street

Allentown, Pennsylvania 18101

(610) 774-5151

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew R. Keller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	E. Ramey Layne, Esq. Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the combination of the businesses of PPL Energy Supply, LLC and RJS Generation Holdings LLC to form Talen Energy Corporation pursuant to the Transaction Agreement described herein have been satisfied or waived.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2014

PRELIMINARY PROSPECTUS

         Shares

TALEN ENERGY CORPORATION

Common Stock

This prospectus is being furnished in connection with the planned distribution by PPL Corporation (“PPL”) on a pro rata basis to its shareholders of all the shares of common stock of its wholly owned subsidiary Talen Energy Holdings, Inc. (“HoldCo”) outstanding prior to the Merger described below. HoldCo will own and operate PPL Energy Supply, LLC (“Energy Supply”) and, immediately prior to the Merger described below, will own 100% of the common stock of Talen Energy Corporation (“Talen Energy”). We refer to such planned distribution as the “Distribution” or “spinoff.” Immediately following the Distribution and at the Effective Time (as defined below), a wholly owned subsidiary of Talen Energy will be merged with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy (the “Merger”), and each share of HoldCo common stock distributed to PPL shareholders and outstanding immediately prior to the Effective Time will be automatically converted into one share of Talen Energy common stock. Substantially contemporaneous with the Merger, the competitive power generation business owned by RJS Generation Holdings LLC (“RJS Power”) and its subsidiaries (the “RJS Power business”) will be contributed by its owners to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for shares of Talen Energy common stock (such contribution referred to herein as the “Combination”).

Each share of PPL common stock outstanding as of 5:00 p.m. New York City time on             ,    , the record date for the Distribution (the “record date”), will entitle its holder to receive a number of shares of HoldCo common stock determined by a formula described in this prospectus. We expect the distribution ratio of the HoldCo common stock to be approximately              shares of HoldCo common stock per share of PPL common stock. Upon the immediate conversion of HoldCo common stock into Talen Energy common stock as described above, the PPL shareholders will receive their shares of Talen Energy common stock in book-entry form. As a result of the Combination, Raven Power Holdings LLC (“Raven”), C/R Energy Jade, LLC (“Jade”) and Sapphire Power Holdings LLC (“Sapphire”) or a special purpose entity wholly owned by Raven, Jade and Sapphire and controlled by Raven (the “RJS SPE”) will receive in a private placement transaction a number of shares of Talen Energy common stock that will result in PPL’s shareholders owning 65% of Talen Energy’s outstanding shares of common stock and Raven, Jade and Sapphire, collectively, or the RJS SPE, as applicable (the “Contributors”) owning the remaining 35% immediately following the Combination. We expect that the Distribution, the Merger and the Combination will be tax-free to PPL’s shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares of Talen Energy in the Merger. Immediately after the Distribution and the Combination, Talen Energy will be an independent, publicly traded company that will own and operate the combined businesses of Energy Supply and RJS Power. Except for the provision of certain transition services, PPL will have no continuing involvement in Talen Energy or its businesses.

Talen Energy intends to apply to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “    .”

No action will be required of you to receive common stock of Talen Energy, which means that:

•	you will not be required to pay for HoldCo’s common stock that you receive in the Distribution or our common stock you receive in the Merger;

•	you do not need to surrender or exchange any of your PPL common stock in order to receive Talen Energy common stock or take any other action in connection with the spinoff.

There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the Distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the Transactions.

You should carefully consider the matters described under “Risk Factors” beginning on page 35 of this prospectus for a discussion of factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is                     ,    .

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is being furnished solely to provide information to PPL shareholders who will receive shares of Talen Energy common stock in the Transactions. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of PPL, Talen Energy, HoldCo, RJS Power or Energy Supply. This prospectus describes our business, our relationship with PPL, the Contributors and the Transactions, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Transactions. You should be aware of certain risks relating to the Transactions, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

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You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of discharging our public disclosure obligations.

Unless otherwise indicated or the context otherwise requires, “we,” “us” or “our” refers to Talen Energy Corporation and its subsidiaries after giving effect to the Transactions. Please see “Glossary” for the definitions of certain terms used in this prospectus.

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INTRODUCTION

On June 9, 2014, PPL, HoldCo, Talen Energy, Energy Supply, Raven, Jade and Sapphire entered into a Separation Agreement (the “Separation Agreement”) and, with Merger Sub, a Transaction Agreement (the “Transaction Agreement”), pursuant to which a newly formed entity, HoldCo, owning the Energy Supply business would be spun off to PPL’s shareholders and combined with the RJS Power business to create Talen Energy, an independent publicly traded company, in a transaction intended to be generally tax-free to PPL and PPL’s shareholders. See “The Transactions—Background of the Transactions.”

On             ,     , the expected date of the Distribution (the “Distribution Date”), each holder of PPL common stock as of the record date will be entitled to receive a number of shares of HoldCo common stock determined by a formula based on the number of shares of PPL common stock outstanding as of 5:00 p.m., New York City time on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of             ,    , we expect the distribution ratio to be approximately              shares of HoldCo common stock for each share of PPL common stock. PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution. Immediately following the Distribution and at the Effective Time, a wholly owned subsidiary of Talen Energy will merge with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy (the “Merger”), and each share of HoldCo common stock will be automatically converted into one share of common stock of Talen Energy. Substantially contemporaneous with the Merger, the RJS Power business will be contributed by its owners to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for shares of Talen Energy common stock (such contribution referred to herein as the “Combination”), which will result in PPL shareholders owning 65% of Talen Energy’s outstanding common stock and the Contributors owning the remaining 35% immediately following the Combination. Immediately following the Transactions, we estimate that              shares of our common stock will be issued and outstanding, based on the number of shares of PPL common stock expected to be outstanding as of the record date and the number of shares to be issued in a private placement transaction in connection with the Combination. The actual number of shares of our common stock outstanding following the Transactions will be determined on             ,     , the record date.

You will not be required to make any payment, surrender or exchange your PPL common stock or take any other action to receive your shares of Talen Energy common stock. In lieu of fractional shares of Talen Energy, shareholders will receive a cash payment. To that end, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of Talen Energy in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each PPL shareholder who would otherwise have been entitled to receive a fractional share of Talen Energy, as applicable, as a result of the Transactions.

We expect that the Distribution and the Merger will be tax-free to PPL’s shareholders for U.S. federal income tax purposes, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy in the Transactions. Immediately after the Transactions, we will be an independent, publicly traded company that will own and operate the combined businesses of Energy Supply and RJS Power.

You may contact PPL with any questions.

PPL’s contact information is:

PPL Corporation

Attn: Investor Relations

Two North Ninth Street

Allentown, PA 18101-1179

Tel: (610) 774-5151

SUMMARY

The following summary highlights information contained elsewhere in this prospectus relating to the Transactions. You should read this entire prospectus including the risk factors, management’s discussion and analysis of financial condition and results of operations of Energy Supply and RJS Power, historical financial statements of Energy Supply and RJS Power, and our unaudited pro forma condensed combined financial information and the respective notes to the financial statements and pro forma financial information. Our pro forma condensed combined financial data adjust the historical financial data of Energy Supply and RJS Power to give effect to the Transactions and our anticipated post-Transactions capital structure.

Except as otherwise indicated or the context otherwise requires, the information included in this prospectus assumes the completion of the Transactions. Capitalized terms not otherwise defined in this prospectus have the meanings assigned to them under “Glossary” included elsewhere in this prospectus.

Talen Energy

Upon completion of the Transactions described in this prospectus, Talen Energy Corporation (“Talen Energy,” “Talen,” or the “Company”) will be one of the largest competitive energy and power generation companies in North America. Our primary business will be the production and sale of electricity, capacity and related products from our 27 operating power plants located in six states totaling approximately 15,000 MW of generating capacity. We will own and operate a portfolio of generation assets principally located in PJM and ERCOT, which we consider to be two of the most attractive power markets in the United States. Within these markets, our portfolio benefits from technological and fuel diversity, enabling us to respond to changing market conditions and regulatory developments. We believe stockholder value creation is built on a foundation of excellence in operations and skillful commercial management of our generation fleet with a strong focus on cash returns. We intend to pursue a strategy that embraces these core concepts, optimizes Talen Energy’s operations and supports value-enhancing growth.

Our Operations

Our generation fleet is diverse in terms of fuel, technology, dispatch characteristics and location. A majority of our generation revenue is expected to come from our efficient low-cost baseload and intermediate generation facilities. We also expect to capture additional value by selling power during periods of peak demand from our quick-start peaking facilities. We plan to further enhance margins by selling capacity within the PJM markets, both in the three-year forward PJM base residual auction and through bilateral agreements with power purchasers, as well as by providing ancillary services to support transmission system reliability.

We believe our assets are strategically positioned in what we view as the two most attractive power markets in the United States, each of which is characterized by strong and improving fundamentals and a regulatory framework supportive of competitive generators. Our generation facilities will be predominantly located in PJM, an RTO, and ERCOT, an ISO, which are regional organizations formed, in part, to provide reliable wholesale power marketplaces. PJM is the largest wholesale energy market in the United States and ERCOT is the oldest ISO in the country. PJM is characterized by improving fundamentals due to limited import capacity, significant anticipated capacity retirements, an improving demand outlook and a forward capacity market that provides future cash flow visibility for generation asset owners. Specific efforts are being undertaken by PJM to support and potentially increase capacity prices for existing generation to ensure the availability of adequate resources. ERCOT is an attractive wholesale electricity market with historically above-average demand growth, tight reserve margins, increasing price caps and an increasing reliance on flexible and quickly-dispatchable natural gas-fired assets. Additionally, the ERCOT sub region in which we operate, ERCOT-South, has historically experienced premium energy pricing relative to the average price for the broader ISO. We consider PJM and ERCOT to be two of the most well-developed power markets in the United States, providing significant price transparency, market liquidity and support to competitive generators, including recent proposed reforms that we believe will enhance the value of our portfolio.

The competitive dispatch costs and operating flexibility of our generation fleet position us favorably to generate attractive cash margins in a wide variety of market conditions. In an effort to support our operations and stabilize future cash flows, we will enter into forward physical and financial transactions to hedge energy, capacity and related products and to hedge fuel and fuel transportation. We will sell the output of our generation facilities to a diverse group of wholesale customers, including RTOs and ISOs, utilities, cooperatives, municipalities, power marketers, and financial counterparties. We will also sell the output of our generation facilities to commercial, industrial and residential retail customers.

The following map illustrates the locations of our generation facilities:

The charts below illustrate the composition and diversity of our portfolio by market and fuel type:

We expect to be required to sell or otherwise dispose of at least 1,300 MW of generating capacity in order to obtain the FERC regulatory approval required to complete the Transactions. As a result, our generation portfolio will not include all of the plants that currently comprise the Energy Supply business and the RJS Power business.

Our Competitive Strengths

We believe that we will be well-positioned to execute our business strategy and create superior value for our stakeholders based on the following competitive strengths:

Well-positioned in attractive, liquid and transparent energy markets. We believe that the composition and locations of our facilities will give us a strategic advantage and offer attractive upside opportunities. The majority of our facilities will be located in PJM and ERCOT, which are among the most liquid, well-developed power markets in the United States, each with attractive fundamentals.

We believe the PJM market presents attractive value opportunities, driven by a substantial number of announced power plant retirements, limited import capacity and an improving demand outlook. Our PJM assets are highly diverse both in terms of fuel (coal, natural gas/oil dual fuel, nuclear, natural gas, oil and hydro and other renewables) and dispatch (baseload, intermediate/load following and peaking), which provides us with operational flexibility and enables our portfolio to provide reliable generation under a variety of market conditions. A key attribute of PJM is its base residual auction, a long-term capacity market in which power customers pay for capacity three years in advance. These known capacity revenues are expected to be an important component of Talen Energy’s gross margins. Additionally, we expect that recently proposed market reforms may provide additional revenue opportunities for Talen Energy in PJM through future capacity auctions. See “—Our Key Markets—PJM” for information on the recently proposed market reforms in PJM.

We believe the ERCOT market also presents attractive value opportunities, driven by robust demand growth and limited import capacity, which we expect will result in a lower reserve margin. Our generation assets in ERCOT consist of flexible, natural gas-fired units that have the ability to start up quickly and respond to load variability, which positions them well to produce significant margin from ancillary products offered in this market in addition to physical energy sales. All of our ERCOT capacity is located in the ERCOT South Zone, which has historically experienced premium pricing due to favorable supply and demand fundamentals and strong demand driven by growth related to Eagle Ford shale development, the midstream energy sector and petrochemical industry expansion. The ERCOT regulatory framework has addressed resource adequacy concerns through rule changes that have increased generator compensation and pricing floors for ancillary products and increased the state-wide offer cap. ERCOT reserve margins are forecasted to continue to compress due to growing demand and limited announced new-build projects, further tightening the supply/demand balance across ERCOT and creating conditions that may generate increased price volatility and higher energy prices until additional resources are added.

Robust cash flow generation potential. We expect to be able to generate substantial free cash flow, which we define as cash from operations less maintenance capital expenditures. A number of factors are expected to contribute to our strong cash flow profile: our focus on lean operations, relatively low financial leverage, efficient baseload units with low dispatch costs, significant ancillary revenue potential of the Texas facilities, significant synergies resulting from successful execution of our transition plans with PPL and Riverstone, and a well-maintained fleet requiring modest maintenance and environmental expenditures. The stability of our cash flows is further supported by forward capacity sales in PJM through May 2018. We believe this cash flow potential provides a competitive advantage by making us more resilient during price fluctuations in the commodity cycles, less reliant on external sources of capital to finance operations and a company better situated to pursue both organic and acquisition-driven growth opportunities.

Strong balance sheet, poised for growth. We believe that our expected financial leverage will provide multiple competitive advantages. First, our strong balance sheet and credit profile are expected to enhance our ability to pursue both organic and acquisition-driven growth by offering favorable access to capital markets and maximum financial flexibility. We also believe a strong balance sheet will position us well to manage through periods of commodity price volatility which may require collateral posting and credit support that could challenge a more levered competitive power company. We believe we will be able to use our strong balance sheet to grow through acquisitions, taking an opportunistic approach when others in the sector may face financial stresses during those periods. Finally, our low level of financial leverage will allow us to absorb a greater degree of operating cash flow volatility, which will allow our margin hedging program to have a shorter-term focus. We believe this will reduce hedging transaction volume and expenses, liquidity needs and hedge book complexity, which we believe will result in lower operating costs and greater financial transparency.

Competitive scale. As one of the largest competitive power generating companies in North America, with over 15,000 MW of operating capacity, we expect to benefit from the multiple competitive advantages attendant to a large scale portfolio. We will have a scale presence in our key markets, allowing us to operate integrated portfolios within each of PJM and ERCOT and offering us beneficial dispatch and operational synergies. We expect those benefits will include improved leverage of our fixed costs, enhanced procurement opportunities and diversity of cash flows. These advantages combined with a strong balance sheet and significant liquidity, enable us to operate with more financial flexibility and, as such, should enable us to utilize our competitive scale to grow and further expand our already-robust generation platform.

Significant historical environmental control investments. We believe our assets are substantially compliant with current environmental regulations and are well-positioned relative to the current trend of tightening environmental legislation and regulations. Because of significant prior investments and the composition of our fleet, we expect that future environmental compliance-driven capital expenditures will be a relatively modest $110 million dollars through 2018, representing less than 10% of total capital expenditures for the same period.

Proven, experienced management team. Our management team has significant experience and expertise operating power generating facilities, marketing electricity and ancillary services and managing the risks of a competitive power generation business. We have a strong track record of value creation through the execution of strategic initiatives and exceptional asset management, which positions us optimally to enhance and expand the Talen Energy platform. We strongly believe that the proven leadership team at Talen Energy will successfully execute our business strategy and deliver superior operating and financial performance.

Our Business Strategy

Our business strategy is to maximize value to our customers and stockholders with particular emphasis on:

Excellence in operations. We believe that value is built on a foundation of operational excellence. Safety is a core value of ours and is critical to maintaining a platform for strong, reliable plant performance. We inherit robust safety programs from our predecessor companies which have demonstrated dedication to sustaining safe cultures by achieving VPP Star status at a majority of our facilities.

We also believe value is a function of disciplined investment and continuous improvement in operating efficiency. We intend to make prudent investments to enable our plants to run at the most profitable times while ensuring safe, reliable operations. Additionally, we plan to continue our commitment to asset optimization and reducing operating costs. We believe that persistent focus on process improvement and innovative cost management is a key component to success.

Focus on cash returns. We will run our business with a focus on producing strong cash flows in order to sustain our operations and fund growth opportunities. Capital allocation decisions will be made on a cash return basis, as we believe this discipline is necessary to drive consistent long-term value creation for our stockholders. We believe that our proven management team, reliable, low-cost operating structure and strong commercial management of our plants will enable us to invest in and grow the existing platform while enhancing overall cash flows and achieving attractive returns on investment.

Active hedging and commercial management. Hedging the fuel and output of our plants will be primarily focused on providing margin and cash flow visibility on a one-year forward basis. We intend to execute hedging and marketing strategies for the output of our facilities in both the wholesale and retail energy markets. We also intend to execute asset-based portfolio strategies to monetize inherent market volatility. We believe our hedging and commercial management strategy, in combination with a strong balance sheet, will provide a long-term advantage through cycles of higher and lower commodity prices. Finally, our lower level of financial leverage will allow us to absorb a greater degree of operating cash flow volatility, which will further allow our margin hedging program to have a shorter-term focus. We believe this will reduce hedging transaction volume and expenses, liquidity needs and hedge book complexity, which we further believe will result in lower operating costs and greater financial flexibility.

Growth posture. We believe scale in the competitive power generation sector is an element of value creation. We expect to be able to leverage our management and operational systems to integrate additional assets and activities with relatively modest incremental cost. We intend to grow value through development and acquisitions that are complementary to our competitive strengths, with a focus on developed competitive markets that offer liquidity and price transparency. Additionally, as Talen Energy grows, our goal is to maintain a multi-fuel and multi-dispatch profile, as we believe this type of diversity is inherently valuable and provides an added measure of risk mitigation. We believe that our strong balance sheet and cash flow generation, combined with our current presence in attractive markets and our experienced, disciplined management team, will position Talen Energy favorably in its pursuit of value-enhancing growth opportunities.

Our Management Team

In selecting our management team, sourced largely from PPL, we have focused on individuals that have strong and proven track records of delivering stockholder value in executive capacities covering operations, strategy and financing. Our President and Chief Executive Officer, Paul Farr, has over 20 years of power and utilities experience having spent more than seven years as Chief Financial Officer of PPL prior to being named President of Energy Supply at the announcement of the Transactions. Mr. Farr also has extensive operations experience, having served as Chief Operating Officer of PPL Global for over three years, which included responsibility for all of PPL’s international utilities operations in Latin America and the United Kingdom, as well as global corporate strategy. Mr. Farr was also integral to the establishment of PPL’s competitive power generation business in Montana from 1999 to 2001. Jeremy McGuire, our Senior Vice President and Chief Financial Officer, served as Vice President–Strategic Development of PPL Strategic Development, LLC since 2008. Prior to joining PPL, Mr. McGuire was an investment banker for 13 years, ten of which were focused on competitive power companies and utilities. Mr. Farr and Mr. McGuire were instrumental in PPL’s acquisition and financing of $14 billion in utility businesses in Kentucky and the United Kingdom, which nearly doubled PPL’s asset base, increased annual revenues by 70 percent and helped grow market capitalization by 40 percent between 2009 and 2011.

Our executive team includes other key members that bring significant experience and expertise operating, marketing and managing risks of a competitive power generation business. Rob Gabbard, our Senior Vice President and Chief Commercial Officer, is an industry veteran with over three decades of marketing and trading experience. Since 2008, he served as the President of PPL EnergyPlus, managing PPL’s wholesale and competitive retail energy sales and services operations. Joe Hopf, our Senior Vice President and Chief Fossil and Hydro Generation Officer, has more than 30 years of experience in the electricity business serving in various roles in power plant operations, trading and risk management. Most recently, Mr. Hopf led PPL’s fossil and hydro generating operations with nearly 8,000 MWs of generating capacity. Tim Rausch, our Senior Vice President and Chief Nuclear Officer, served as PPL Generation’s Senior Vice President and Chief Nuclear Officer since 2009. Mr. Rausch came to PPL after 25 years of experience in virtually all disciplines of the nuclear power industry. Jim Schinski, our Senior Vice President and Chief Administrative Officer, joined PPL Services in 2009 as Vice President-Chief Information Officer. Prior to joining PPL, Mr. Schinski served as Chief Information Officer and Vice President of Human Resources for the Midwest Independent System Operator since 2004, where he was responsible for design, development, implementation and operation of technology systems for one of the country’s largest electricity markets. We believe our leadership team positions Talen Energy to meet our objectives of delivering superior operating and financial performance through committed execution of Talen Energy’s business strategy.

Our Key Markets

The substantial majority of our generation capacity is located in either PJM or ERCOT. We consider these regions to be among the most well-developed, transparent and liquid energy markets in the United States.

PJM

PJM is an RTO that coordinates the movement of wholesale electricity in all or parts of thirteen states and the District of Columbia. It is the largest competitive wholesale electricity market in the United States, dispatching more than 180,000 MW to more than 60 million people. The current mix of generating capacity within PJM is largely coal-dominated, with a significant number of nuclear and natural gas power plants rounding out the dispatch curve. As is the case in many markets in the United States, generating capacity within PJM is transitioning from a coal-dominated generation base to a mix that incorporates larger amounts of natural gas and renewable units, driven in large part by current and impending EPA regulations. The following map illustrates PJM by regions.

PJM benefits from a combination of stable demand growth, liquid trading hubs, limited energy import capacity and a wide range of available market products. Generation owners in PJM may earn energy, capacity and ancillary revenues. The PJM energy market consists of day-ahead and real-time markets. The day-ahead market is a forward market in which hourly prices are calculated for the next operating day based on offers, bids and bilateral obligations. The real-time market is a spot market in which energy is continuously bought and sold based on actual grid operating conditions.

The PJM capacity market, known as the Reliability Pricing Model (“RPM”), is intended to ensure that resources are available when needed to keep the power grid operating reliably for customers. Under the RPM, PJM conducts a series of auctions. Most capacity is procured in the base residual auctions each May for the sale of generating capacity three years in advance of the delivery year. In these auctions, prices are set based on available capacity and other factors such as transmission constraints. The capacity market construct provides generation owners the opportunity for some revenue visibility on a multi-year basis.

Recent developments have the potential to be supportive of future revenue opportunities for generation owners in PJM, including:

•	PJM’s proposal to add an enhanced “Capacity Performance” product to the capacity market structure to permit additional compensation for generation owners/operators to make the necessary investments to maintain system reliability in exchange for stronger performance requirements. The intent of the Capacity Performance product is to improve operational availability during periods of peak power system demand, such as extreme weather. Specifically, PJM’s stated objectives of this product include fuel security through dependable fuel sources, high availability of generation resources and operational diversity. Capacity Performance is expected to benefit generation owners like Talen Energy that own assets supplied by firm fuel commitments and have demonstrated reliability during peak load and extreme weather conditions;

•	PJM’s recent changes to the “Variable Resource Requirement” (“VRR”) curve. The VRR curve is a downward-sloping demand curve used by PJM to model sufficient capacity resources for PJM and set capacity prices. The VRR curve supports PJM’s objective of attracting and retaining adequate capacity resources to ensure grid reliability, providing an indication of incremental reliability and economic value of capacity at different planning reserve levels. PJM’s recent changes include a shift in the VRR curve, which signifies an increase in demand and therefore price, offering potential upside to future capacity prices for PJM generators;

•	Recent developments that increase uncertainty associated with demand response’s ability to participate in future capacity auctions, offering potential upside to future capacity prices for PJM generators; and

•	Potential rule changes affecting price formation including offer cap changes which may lead to higher energy market prices.

ERCOT

ERCOT is an ISO that manages the flow of electricity from over 75,000 MW of installed capacity to 24 million Texas customers, representing 90% of the state’s electric load and covering approximately 75% of its geography. ERCOT is an attractive wholesale electricity market with historically above-average demand growth, tight reserve margins, increasing price caps and an increasing reliance on flexible and quickly-dispatchable natural gas-fired assets. ERCOT was established in September 1996, and as such is the oldest ISO in the United States. The following map illustrates ERCOT by regions.

As an energy-only market, ERCOT’s market design is different from other competitive electricity markets in the United States. Other markets, including PJM, maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT’s resource adequacy is predominately dependent on free market processes and energy market price signals. All electricity prices are subject to a system-wide offer cap, which was $5,000/MWh in 2013. This offer cap increased to $7,000/MWh in 2014 and is set to increase to $9,000/MWh in 2015, providing a higher maximum marginal price. The system-wide offer cap has been reached on a number of occasions since 2011.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary forward energy market conducted the day before each operating day in which generators and purchasers of power may bid for one or more hours of energy supply or consumption. The day-ahead market also allows ERCOT and generators and purchasers of power to buy and sell ancillary services. The real-time market is a spot market in which energy may be sold in five-minute intervals.

Generation facilities in the region include efficient combined cycle natural gas-fired facilities, a large wind fleet and a mixture of environmentally compliant and older, non-compliant coal-fired assets. The combination of these assets has historically led to lower marginal cost of production during most periods, compared to other markets. However, the region has limited excess capacity to meet high demand days and the marginal facilities have high operating costs. Therefore, the marginal price of supply rapidly increases during periods of high demand. As a result, many generators benefit from these sporadic periods of “scarcity pricing” in which power prices increase significantly.

The Texas population and gross state product is currently expanding at double the national average rate, spurred in part from significant growth in oil and gas development and associated petrochemical industry growth. In December 2014, ERCOT released its latest reserve margin projections, which showed ERCOT’s reserve margin dipping below the current target reserve margin of 13.75% in 2019. The table below illustrates ERCOT’s forecasted reserve margin for 2015 through 2019.

	2015	2016	2017	2018	2019
Reserve Margin Forecast	15.7%	17.1%	18.1%	16.5%	13.6%

In addition to energy, ancillary services, such as non-spinning reserves, responsive reserves and regulation up/down, offer another potential revenue stream for market participants in order to maintain system reliability, which is impacted by the high concentration of wind capacity in ERCOT. These ancillary services provide network support from quick-start generation capacity that is able to reach full load operation in exceptionally short periods of time in order to help manage the impact of wind variability on the electricity grid. Such ancillary services have received increased compensation and exhibited higher offer floors in part because ERCOT has one of the highest concentrations of wind capacity in the United States, with over 11,000 MW of installed capacity.

Market opportunity

The market for competitive power generation assets has been very robust over the past five years, and we expect a continuation of this trend, providing further opportunities to enhance our competitive scale. From 2009 to 2013, roughly 288 GW of competitive power generation capacity has been sold, with approximately 93 GW and 27 GW in PJM and ERCOT, respectively. This trend has continued into 2014, with approximately 83 GW sold, with the majority occurring in PJM and ERCOT, encompassing both conventional (predominantly natural gas and coal) and renewable (predominantly wind and solar) generating facilities. The diverse nature of these transactions aligns with our goal of maintaining a multi-fuel and multi-dispatch profile. The table below illustrates the volume of transactions in dollars and GWs from 2009 through December 11, 2014.

We believe that there will continue to be significant acquisition opportunities for competitive power generation assets in the United States, enabling us to grow our fleet and enhance shareholder value. Approximately 82 GW of operating capacity are owned by companies that operate both regulated utilities and competitive power generation assets, while approximately 43 GW are owned by private equity funds. Given the trend of separating competitive power generation assets from regulated utility assets, and the typically defined target holding period of private equity funds, we expected that a significant number of assets will come to market over the next several years.

Transaction Rationale

We believe that the creation of Talen Energy through the separation of Energy Supply from PPL’s rate-regulated utility business and concurrent combination with RJS Power will maximize value for both PPL shareholders as well as Talen Energy stockholders. The separation will give rise to a number of significant benefits by allowing each company to pursue its own business strategy without requiring compromise relative to the other. Separating PPL into two independent companies, with one focused on rate-regulated utility operations and the other focused on competitive energy and power generation, recognizes the significant opportunities each of the two businesses have going forward as well as the different risks inherent in each. The two businesses have significantly different capital investment priorities, obligations and opportunities. They also have significantly different risk profiles and costs of capital. Each company will be able to attract investors and source capital based on its own risk profile and return prospects. This will translate into a better alignment of PPL’s and Talen Energy’s management teams with the direct interests of their respective shareholders because the factors that drive shareholder value for a competitive power generation company are often different, and at times at odds with, factors that drive shareholder value for a rate-regulated utility. In addition, the separation will also allow Talen Energy to compensate employees in the competitive power generation business with its own equity, which will result in equity compensation that is more in line with the financial results of such employees’ direct work product. Further, PPL determined that shareholder value could be enhanced by simultaneously combining Energy Supply with another competitive power generation company, thereby increasing the scale and diversity of the generating fleet and enhancing the ability to realize cost synergies and margin benefits through initiatives and programs currently being developed by management, as well as creating a larger, stronger platform from which to pursue additional organic and acquisition-related growth opportunities.

The Companies

Energy Supply

Energy Supply is primarily engaged in the competitive power generation and marketing of electricity, generating capacity, ancillary services and related commodities primarily on a wholesale basis from its fleet of power plants located in Pennsylvania and Montana, totaling approximately 9,901 MW of electricity generation capacity as of September 30, 2014. Energy Supply’s principal subsidiaries are PPL EnergyPlus, LLC (“PPL EnergyPlus”), its marketing and trading subsidiary, and PPL Generation, LLC (“PPL Generation”), the subsidiaries of which own and operate its generating facilities in Pennsylvania and Montana.

PPL Generation owns and operates, through its subsidiaries, a diverse portfolio of competitive domestic power generating facilities. Its power generating facilities are fueled by coal, uranium, natural gas, oil and water. Approximately 93% and 7% of the net generating capacity of PPL Generation is located in PJM and WECC, respectively. PPL EnergyPlus sells electricity produced by PPL Generation’s facilities, participates in wholesale market load-following auctions, and markets various energy products and commodities such as: capacity, transmission, financial transmission rights, coal, natural gas, oil, uranium, emission allowances, renewable energy credits and other commodities in competitive wholesale and competitive retail markets, primarily in the northeastern and northwestern United States. PPL EnergyPlus focuses on entering into energy and energy-related physical and financial contracts to hedge the variability of expected cash flows associated with PPL Generation’s facilities and its marketing activities, as well as for trading purposes.

RJS Power

RJS Power is engaged in the competitive power generation and marketing of electricity, generating capacity and ancillary services on a wholesale basis from its fleet of power generating facilities located in five states totaling approximately 5,325 MW of electricity generation capacity as of September 30, 2014. RJS Power owns and operates a diverse portfolio of power generating facilities of various technology types and operating characteristics fueled by coal, natural gas and oil. RJS Power focuses on managing the dispatch of its assets to maximize physical energy margin and engaging in prudent risk mitigation through contracted forward capacity sales and physical and financial hedges. Approximately 63% and 35% of the net generating capacity of RJS Power’s facilities is located in PJM and ERCOT, respectively.

Our Fleet

Asset	Location	Fuel Type	Ownership	Owned Capacity (MW)	Commercial Operation Date	Region/ ISO
Energy Supply (1)(2)
Montour	PA	Coal	100%	1,504	1972 – 1973	PJM
Brunner Island	PA	Coal	100%	1,411	1961 – 1969	PJM
Keystone	PA	Coal	12%	210	1967 – 1968	PJM
Conemaugh	PA	Coal	16%	276	1970 – 1971	PJM
Martins Creek 3 & 4	PA	Natural Gas / Oil	100%	1,700	1975 – 1977	PJM
Ironwood	PA	Natural Gas	100%	660	2001	PJM
Lower Mt. Bethel	PA	Natural Gas	100%	538	2004	PJM
Peakers	PA	Natural Gas / Oil	100%	358	1967 – 1973	PJM
Susquehanna	PA	Nuclear	90%	2,245	1983 – 1985	PJM
Eastern Hydro (3)	PA	Hydro	100%	293	1910 – 1926	PJM
Colstrip 1 & 2	MT	Coal	50%	307	1975 – 1976	WECC
Colstrip 3	MT	Coal	30%	222	1984	WECC
Corette (4)	MT	Coal	100%	148	1968	WECC
Renewables	NH, NJ, PA, VT	Renewables	100%	29	Various	Various

		Total Energy Supply		9,901
RJS Power (2)(5)
Brandon Shores	MD	Coal	100%	1,273	1984 – 1991	PJM
H.A. Wagner	MD	Coal / Natural Gas / Oil	100%	976	1956 – 1972	PJM
C.P. Crane	MD	Coal	100%	399	1961 – 1967	PJM
Bayonne	NJ	Natural Gas / Oil	100%	171	1988	PJM
Camden	NJ	Natural Gas / Oil	100%	151	1993	PJM
Dartmouth	MA	Natural Gas / Oil	100%	89	1996	ISO-NE
Elmwood Park	NJ	Natural Gas / Oil	100%	71	1989	PJM
Newark Bay	NJ	Natural Gas / Oil	100%	129	1993	PJM
Pedricktown (6)	NJ	Natural Gas / Oil	100%	131	1992	PJM
York	PA	Natural Gas	100%	52	1989	PJM
Laredo 4	TX	Natural Gas	100%	98	2008	ERCOT
Laredo 5	TX	Natural Gas	100%	98	2008	ERCOT
Nueces Bay 7	TX	Natural Gas	100%	678	2010	ERCOT
Barney Davis 1	TX	Natural Gas	100%	335	1974	ERCOT
Barney Davis 2	TX	Natural Gas	100%	674	2010	ERCOT

		Total RJS Power		5,325

		Total Talen Energy		15,226

(1)	Excludes 11 Montana hydroelectric assets sold under the September 26, 2013 Purchase and Sale Agreement with NorthWestern. The sale was completed in November 2014. See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

(2)	Does not reflect the sale or other disposition of any assets that may be required in order to obtain regulatory approval for the Transactions. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plan.”
(3)	Includes Holtwood and Wallenpaupack.
(4)	It is expected that the Corette plant will be placed in long-term reserve status in April 2015.
(5)	Total net generating capacities are based on average summer and winter capacity.
(6)	Pedricktown capacity includes capacity dedicated to serving landlord load (which has historically averaged 9MW).

Risk Factors

We face numerous risks related to, among other things, our business operations, our strategies, general economic conditions, competitive dynamics of the industry, our level of indebtedness, the legal and regulatory environment in which we operate, and our status as an independent public company following the Transactions. These risks are set forth in detail under the heading “Risk Factors.” If any of these risks should materialize, they could have a material adverse effect on our business, financial condition, results of operations or cash flows. We encourage you to review these risk factors carefully. Furthermore, this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Risks related to our business include, among others:

•	our operating and financial performance and prospects;

•	our access to financial and capital markets to issue debt or enter into new credit facilities;

•	investor perceptions of us and the industry and markets in which we operate;

•	future sales of equity or equity-related securities;

•	many of our facilities operate, wholly or partially, without power sale agreements;

•	our financial performance can be impacted by changing natural gas prices and unpredictable price movements in the wholesale power markets and other markets that are beyond our control;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial, domestic, economic and other market conditions;

•	costs, results of operations, financial conditions and cash flows could be adversely impacted by disruption of fuel supplies;

•	trading operations and the use of hedging agreements could result in financial losses that negatively impact results of operations;

•	the accounting for Talen Energy’s hedging activities may increase volatility in the Company’s quarterly and annual financial results;

•	maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on our results of operations, cash flow and financial conditions;

•	increased stringency of environmental regulations and requirements and other environmentally related issues could increase our costs significantly;

•	insufficient liquidity to hedge markets effectively; and

•	competition in wholesale power markets and issues related to the oversupply of power generation capacity in certain regional markets we operate in may have a material adverse effect on our operations.

Summary of the Transactions

We provide below a summary of the Transactions. See “The Transactions” for a more detailed description.

The Distribution and the Merger

Distributing Company	PPL Corporation, a Pennsylvania corporation. After the Distribution, PPL will not own any shares of Talen Energy common stock.

Distributed Company	Talen Energy Corporation, a Delaware corporation. After the Distribution and Merger, Talen Energy will be an independent, publicly traded company.

Record Date	Record ownership will be determined as of 5:00 p.m., New York City time, on , .

Distribution Date	The Distribution Date is expected to be on or about , .

Distribution Ratio	Each share of PPL common stock outstanding as of the record date will entitle its holder to receive a number of shares of HoldCo common stock determined by a formula based on the number of PPL shares of common stock outstanding at 5:00 p.m. New York City time, on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of , , we expect the distribution ratio to be approximately shares of HoldCo common stock for each share of PPL common stock. As a result of the Merger, each such share of HoldCo common stock will be converted into one share of Talen Energy common stock. The shareholders of PPL as of the record date and their transferees will own 65%, and the Contributors, collectively, will own 35%, of the shares of Talen Energy common stock immediately following the Combination.

Securities to be distributed and delivered

All of the shares of common stock of HoldCo outstanding immediately prior to the Merger will be distributed pro rata to PPL shareholders who hold PPL common stock as of the record date and will be automatically converted into shares of Talen Energy common stock at the Effective Time and delivered to PPL shareholders. Assuming a record date of             ,      and approximately              shares of PPL common stock outstanding as of such date, in the aggregate approximately              shares of Talen Energy common stock would be delivered to PPL shareholders. The number of Talen Energy shares that PPL will ultimately deliver to its shareholders will (i) fluctuate depending on the number of PPL shares of common stock actually outstanding as of the record date and (ii) be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

The Distribution	On the Distribution Date, PPL will cause the distribution agent to distribute the shares of HoldCo common stock to the transfer agent for the accounts of the PPL shareholders as of the record date, which shares (other than shares held by Talen Energy, Merger Sub, HoldCo or any HoldCo subsidiary, which shares will be cancelled and retired) will be, immediately prior to the effective time of the Merger, automatically converted into the right to receive shares of Talen Energy common stock on a one-for-one basis. It is expected that it will take the distribution agent up to three business days to electronically issue Talen Energy shares to PPL shareholders or their respective bank or brokerage firm on behalf of PPL shareholders by way of direct registration in book-entry form. PPL shareholders will not be required to make any payment, surrender or exchange PPL common stock or take any other action to receive their Talen Energy common stock.

No fractional shares	Holders of PPL common stock will not receive any fractional shares of Talen Energy common stock. In lieu of fractional shares of Talen Energy, PPL shareholders will receive a cash payment. Fractional shares of Talen Energy common stock that would otherwise be allocable to any record holders of PPL common stock will be aggregated and, following the Merger, sold by the distribution agent as whole shares of Talen Energy in the open market at prevailing market prices (or otherwise as reasonably directed by PPL, in consultation with the Contributors). The exchange agent will make available the net proceeds of this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, to each PPL shareholder who would otherwise have been entitled to receive a fractional share of Talen Energy in the Distribution and the Merger. See “The Transactions—Structure of the Distribution, the Merger and the Combination—Treatment of Fractional Shares.” The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Tax consequences of the Distribution, Merger and Combination to PPL shareholders

PPL expects to receive an opinion from Simpson Thacher to the effect that the contribution by PPL of 100% of the outstanding equity securities of Energy Supply to HoldCo (the “HoldCo Contribution”) together with the Distribution will qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, that the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code. Such opinions will rely on certain facts and assumptions, and certain representations and undertakings, provided by us, PPL and the Contributors regarding the past and future conduct of our respective businesses and other matters.

Assuming that the HoldCo Contribution and the Distribution together qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, no gain or loss will be recognized by PPL shareholders for U.S. federal income tax purposes upon the deemed receipt of HoldCo common stock pursuant to the Distribution. Assuming that the Merger qualifies as a reorganization pursuant to Section 368(a) of the Code and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code, HoldCo stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and Combination, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Transactions—If the Distribution does not qualify as a tax-free distribution under the Code and/or the Merger does not qualify as a reorganization under the Code, including as a result of subsequent acquisitions of stock of PPL or Talen Energy, then PPL and/or its shareholders may be required to pay substantial U.S. federal income taxes.”

Each PPL shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Transactions to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with PPL and TPM after the Transactions

PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution. Talen Energy has entered into the Separation Agreement, the Transaction Agreement and the Employee Matters Agreement and, shortly before the Distribution, Talen Energy expects to enter into other agreements with PPL and the Contributors related to the Transactions. These agreements will govern the relationship between Talen Energy and PPL subsequent to the completion of the Distribution and provide for the allocation between Talen Energy and PPL of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Separation Agreement, in particular, provides for the settlement or extinguishment of certain obligations between Talen Energy and PPL. Talen Energy will enter into Transition Services Agreements with PPL and TPM, pursuant to which the parties thereto will provide certain services to the other parties thereto and their respective subsidiaries on a transitional basis. We describe these and related arrangements in greater detail under

“The Separation Agreement and the Transaction Agreement—Ancillary Agreements” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Transactions.”

Distribution Agent	Wells Fargo Bank, National Association

The Combination

Structure of the Combination	The Contributors will contribute, directly or indirectly, all of the outstanding equity interests of RJS Power to Talen Energy.

Consideration for the Combination	In consideration of the Combination, we will issue additional shares of our common stock to the Contributors in an aggregate amount which will result in PPL shareholders owning 65% of Talen Energy’s outstanding common stock and the Contributors owning the remaining 35% immediately following the Combination. Talen Energy’s stockholders immediately prior to the Combination will not receive any consideration in the Combination, and Talen Energy will remain the parent company for the combined company.

Approval of the Combination	No vote by PPL shareholders is required or is being sought in connection with the Combination. Each of PPL, HoldCo, Talen Energy and Energy Supply and RJS has already approved the Combination.

Termination of the Transaction Agreement	The Transaction Agreement may be terminated at any time prior to the Closing Date by mutual consent of PPL and the Contributors. The Transaction Agreement may also be terminated on the occurrence of certain events, including if the Closing Transactions have not been consummated on or prior to June 30, 2015, if the consummation of any component of the Transactions would be illegal or otherwise prohibited under applicable law, order or other action by any governmental authority or if either party has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Transaction Agreement. Each of the foregoing termination events are described in greater detail under “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Termination of the Transaction Agreement.”

Transaction Expense Adjustments

Generally, all fees and expenses incurred in connection with the Transactions are to be paid by the party incurring such fees or expenses; however, any costs incurred by PPL, Energy Supply, Talen Energy, HoldCo or Merger Sub or any of their subsidiaries in connection with the Separation Transactions and the Distribution, other than certain shared expenses, are to be paid by PPL. Certain expenses incurred in connection with the Transactions are to be paid by Talen Energy if the Closing Transactions are consummated, or 65% by PPL and 35% by the Contributors if the Closing Transactions

are not consummated. All fees and expenses of financial, legal, accounting and other professional advisors retained by each of the parties will be paid by the party incurring such fees and expenses, unless such expenses are considered “Shared Expenses” pursuant to the Transaction Agreement. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Transaction Expense Adjustments.”

Tax consequences to PPL shareholders	PPL shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and Combination, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Each PPL shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Combination to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Accounting Treatment of the Combination	Energy Supply will be the accounting acquirer in the Combination. Accordingly, Energy Supply will apply acquisition accounting to the assets acquired and liabilities assumed of RJS Power upon consummation of the Combination. See “The Transactions—Accounting Treatment and Considerations.”

The Transactions

Primary purpose of the Transactions	The primary purpose of the Transactions is to separate the Energy Supply business from PPL and combine the Energy Supply business with the RJS Power business in order to realize the full value of the Energy Supply business in both the short- and long-term. See “The Transactions–PPL’s Reasons for the Transactions.”

Conditions to the Transactions

The Transactions are subject to a number of important conditions. Under the terms of the Separation Agreement and the Transaction Agreement, the consummation of the Transactions are conditioned upon, among other things, (i) the Separation Transactions having occurred in accordance with the Separation Agreement, (ii) the SEC declaring effective the registration statement of which this prospectus forms a part and no actual or threatened stop order of the SEC suspending effectiveness of the registration statement being in effect prior to the Separation; (iii) the Talen Energy common stock being authorized for listing on the NYSE; (iv) certain regulatory approvals being obtained, including approval by the NRC and the FERC, Hart-Scott-Rodino clearance and certain approvals by the PUC (as more fully described in “The Separation Agreement and the Transaction Agreement—Transaction Agreement—Regulatory

Approvals and Efforts to Close”), and (v) there being, after giving effect to the financings described in “The Separation Agreement and Transaction Agreement—The Transaction Agreement—Financing and Debt Payoff” and the posting of any credit support and other financial commitments required to be provided by RJS Power, Talen Energy, Merger Sub, HoldCo, Energy Supply and/or their respective subsidiaries in connection with, or as a condition to, regulatory approvals required in connection with the Transactions, at least $1.00 billion of undrawn capacity under a revolving credit facility or similar facility available to Talen Energy and its subsidiaries (for purposes of which any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding shall not be considered as drawn against such facility). For a more detailed description of the Distribution conditions see “The Separation Agreement and the Transaction Agreement—The Separation Agreement—Conditions to the Separation” and “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Conditions to Consummation of the Closing Transactions.”

No approval by the PPL shareholders or the Contributors is required in connection with the Transactions.

Trading market and symbol	We intend to apply to list our common stock on the NYSE under the ticker symbol “ .” We anticipate that, on or shortly before the record date for the Distribution, trading of Talen Energy common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date. See “The Transactions—Listing and Trading of Our Common Stock.”

Dividend Policy	We do not currently expect to declare or pay dividends on our common stock. See “Dividend Policy.”

New Energy Supply Revolving Credit Facility	In connection with the Transactions, Energy Supply will enter into a senior secured revolving facility that will provide for revolving loans in an aggregate principal amount of up to $1.85 billion. See “The Transactions— New Energy Supply Revolving Credit Facility” and “Description of Material Indebtedness.”

The following chart illustrates our simplified organizational structure following the Transactions.

Market and Industry Data

Certain market, industry, regulatory, competitive position and other similar data included in this prospectus were obtained from Energy Supply’s and RJS Power’s own research, from surveys, studies or reports conducted by third parties or from government, industry or general publications or websites (including surveys and forecasts). Some data is also based on good faith estimates by management, which are derived from their review of internal surveys or studies, as well as the independent sources described above. Statements regarding industry, regulatory, competitive position or other similar data presented in this prospectus involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

*  *  *  *  *

Talen Energy Corporation is a Delaware corporation. Prior to the Transactions, our principal executive offices are located at Two North Ninth Street, Allentown, Pennsylvania, 18101, and our telephone number at that address is (610) 774-5151. Following the Transactions, our principal executive offices will be located in                     . Our website will be www.talenenergy.com. Information on, and which can be accessed through, our website is not incorporated in this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENERGY SUPPLY

The following table sets forth summary historical consolidated financial data of Energy Supply as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 and summary historical unaudited consolidated interim financial data of Energy Supply as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014. The summary historical consolidated financial data of Energy Supply as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 have been derived from, and should be read together with, the audited consolidated financial statements of Energy Supply and the accompanying notes contained elsewhere in this prospectus. The summary historical unaudited consolidated interim financial data of Energy Supply as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 are derived from, and should be read together with, the unaudited condensed consolidated financial statements of Energy Supply and the accompanying notes contained elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the annual audited consolidated financial statements of Energy Supply. In the opinion of management, these unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods. Certain assets and liabilities of Energy Supply reflected in the historical consolidated financial data presented below will not be transferred to Talen Energy in the Transactions. This includes the assets of the Montana hydroelectric facilities and certain related liabilities that were sold in November 2014 and certain assets and liabilities of any facilities that may be sold prior to the completion of the Transactions as part of Talen Energy’s mitigation plan discussed elsewhere in this prospectus. As a result, we cannot provide assurances that the summary historical consolidated financial data of Energy Supply set forth below accurately reflect the Energy Supply business that will be transferred in the Transactions. The summary historical consolidated financial data set forth below are not necessarily indicative of the results of future operations. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

The summary historical consolidated financial data should be read in conjunction with “Risk Factors,” “Selected Historical Consolidated Financial Data of Energy Supply,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply” and the consolidated financial statements of Energy Supply and accompanying notes, all of which are included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
(dollars in millions)	2011	2012	2013	2013	2014
Statement of Operations Data:
Operating revenues	$6,272	$5,346	$4,514	$3,553	$1,653
Operating income (loss)	1,210	804	(293)	342	126
Income (loss) from continuing operations after income taxes attributable to member	672	428	(262)	144	38
Net income (loss) attributable to member	768	474	(230)	172	48

Balance Sheet Data (at period end):
Cash and cash equivalents		$413	$239		$194
Total assets		12,375	11,074		10,873
Total liabilities		8,527	6,276		6,508
Long term debt		3,272	2,525		2,218
Total equity		3,848	4,798		4,365

Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$776	$784	$410	$583	$465
Investing activities	(668)	(469)	(631)	(351)	(344)
Financing activities	(390)	(281)	47	(94)	(166)

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF RJS POWER

The following table sets forth summary historical combined financial data of RJS Power as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 and summary historical unaudited consolidated and combined condensed interim financial data of RJS Power as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014. The summary historical combined financial data of RJS Power as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 have been derived from, and should be read together with, the audited combined financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The summary historical unaudited consolidated and combined condensed interim financial data of RJS Power as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 are derived from, and should be read together with, the unaudited consolidated and combined condensed financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The unaudited consolidated and combined condensed financial statements have been prepared on a basis consistent with the annual audited combined financial statements of RJS Power. In the opinion of management, these unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods. There are certain assets and liabilities of RJS Power relating to the facilities subject to Talen Energy’s mitigation plan discussed elsewhere in this prospectus that may not be transferred in the Combination. As a result, we cannot provide assurances that the summary historical combined financial data of RJS Power set forth below accurately reflects the RJS Power business that will be transferred in the Combination. The summary historical combined financial data set forth below are not necessarily indicative of the results of future operations. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

The summary historical combined financial data should be read in conjunction with “Risk Factors,” “Selected Historical Combined Financial Data of RJS Power,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—RJS Power,” “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated and combined condensed financial statements of RJS Power and accompanying notes, all of which are included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
(dollars in millions)	2011	2012	2013	2013	2014
Statement of Operations Data:
Operating revenues	$190	$453	$979	$746	$895
Operating income (loss)	51	82	67	75	87
Income (loss) from continuing operations after income taxes	51	82	67	75	87
Net income (loss)	5	33	(27)	7	(6)

Balance Sheet Data (at period end):
Cash and cash equivalents		$18	$141		$47
Total assets		1,963	1,981		1,775
Total liabilities		1,050	1,376		1,477
Long term debt		880	1,204		1,250
Members’ interests		913	605		298

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$37	$14	$169	$95	$212
Investing activities	(260)	(397)	(33)	9	24
Financing activities	229	384	(13)	(13)	(330)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following sets forth summary unaudited pro forma condensed combined financial data which combines the consolidated financial information of Energy Supply and the combined financial information of RJS Power as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 after giving effect to the spinoff of HoldCo and the Combination with RJS Power as if they were completed on January 1, 2013. The summary unaudited pro forma condensed combined balance sheet data gives effect to the spinoff and the Combination as if they were completed on September 30, 2014. The summary unaudited pro forma condensed combined financial data are derived from the unaudited pro forma condensed combined financial information that is included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial data are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. There are certain assets and liabilities of Energy Supply and RJS Power relating to the facilities subject to Talen Energy’s mitigation plan discussed elsewhere in this prospectus that may not be transferred in the Transactions. As a result, we cannot provide assurances that the summary unaudited pro forma condensed combined financial data set forth below accurately reflect the businesses that will be transferred in the Transactions.

This information is only a summary and should be read in conjunction with “Risk Factors,” “Selected Historical Consolidated Financial Data of Energy Supply,” “Selected Historical Combined Financial Data of RJS Power,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—RJS Power,” which are included elsewhere in this prospectus.

(dollars in millions)	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Statement of Operations Data:
Operating revenues	$5,493	$2,548
Operating income (loss)	(215)	240
Income (loss) from continuing operations after income taxes attributable to stockholders	$(275)	$47

Balance Sheet Data (at period end):
Cash and cash equivalents		$232
Total assets		14,214
Total liabilities		8,403
Long term debt		3,468
Stockholders’ equity		5,811

Other Financial Data:
Pro forma Adjusted EBITDA (1)	$1,180	$911

(1)	In addition to evaluating the financial condition and results of operations in accordance with GAAP, management also reviews and evaluates certain alternative financial measures not prepared in accordance with GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by, and not be comparable to, similarly titled measures used by other companies. As a result, management considers and evaluates non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP.

In this prospectus, the pro forma financial information prepared in accordance with GAAP has been supplemented with pro forma EBITDA and pro forma Adjusted EBITDA because we believe that pro forma EBITDA and pro forma Adjusted EBITDA provide useful information to investors, lenders and rating agencies since these groups have historically used EBITDA-related measures in our industry, along with other measures, to estimate the value of companies, to make investment decisions and to evaluate a company’s ability to meet its debt service requirements. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies because not all companies calculate EBITDA and Adjusted EBITDA in the same manner. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP. EBITDA is defined as net income adjusted for depreciation, amortization and accretion, interest expense and income taxes. Adjusted EBITDA is defined as EBITDA as further adjusted for certain items, such as unrealized loss (gain) on derivative contracts, non-cash equity-based compensation, certain financing and transaction costs and other items not indicative of ongoing operating performance. Pro forma EBITDA and pro forma Adjusted EBITDA reflect EBITDA and Adjusted EBITDA, respectively, after giving effect to the Transactions.

A reconciliation of pro forma EBITDA and pro forma Adjusted EBITDA to pro forma net income determined in accordance with GAAP is provided below (See “Unaudited Pro Forma Condensed Combined Financial Statements” for information on the “Pro Forma Adjustments” and “Pro Forma Condensed Combined” amounts):

	Year Ended December 31, 2013
	Historical		Pro Forma Adjustments	Pro Forma Condensed Combined (a)
	Energy Supply	RJS Power
(dollars in millions)
Pro forma income (loss) from continuing operations after income taxes attributable to stockholders	$(262)	$(27)	$14	$(275)
Interest expense (b)	159	94	6	259
Income taxes	(159)		(7)	(166)
Depreciation and amortization (c)	328	92	6	426

Pro Forma EBITDA	66	159	19	244

Unrealized loss (gain) on derivative contracts (d)	131	38		169
Montana lease termination (e)	697			697
SMGT bankruptcy (f)	(2)			(2)
Raven Acquisition adjustments (g)		3		3
Corette asset impairment (h)	65			65
Non-cash compensation expense (i)	27			27
Loss (gain) from NDT fund	(23)			(23)

Pro Forma Adjusted EBITDA	$961	$200	$19	$1,180

(a)	Does not reflect the impact of divestitures required to achieve FERC regulatory approval. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plans” for information on such divestitures.
(b)	RJS Power includes $27 million of debt extinguishment costs related to deferred financing costs and expensed prepayment penalties associated with the refinancing of the then existing debt of Raven Power, Topaz Power and Sapphire Power during 2013.
(c)	Energy Supply includes $29 million of ARO accretion that is recognized in “Other operation and maintenance” on the Pro Forma Condensed Combined Statement of Income included under “Unaudited Pro Forma Condensed Combined Financial Information.”

(d)	Represents non-cash change in the fair value of derivative instruments that have been included in Energy Supply’s and RJS Power’s earnings.
(e)	In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern certain hydroelectric generating facilities located in Montana. To facilitate the sale of the hydroelectric facilities, on December 20, 2013, PPL Montana terminated its operating lease arrangement related to partial interests in Units 1, 2 and 3 of the Colstrip coal-fired electric generating facility and acquired those interests, collectively, for $271 million. At lease termination, the existing lease-related assets on the balance sheet were written off and the acquired Colstrip assets were recorded at fair value as of the acquisition date. Energy Supply recorded a charge of $697 million ($413 million after-tax) for the termination of the lease.
(f)	In October 2011, a wholesale customer, SMGT, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In 2012, PPL EnergyPlus recorded an additional allowance for unpaid amounts under the related long-term power contract. In March 2012, the U.S. Bankruptcy Court for the District of Montana approved the request to terminate the contract, effective April 1, 2012. In June 2013, PPL EnergyPlus received an approval for an administrative claim in the amount of $2 million.
(g)	Comprised of pension-related payments made to legacy CPSG employees in connection with the Raven Acquisition in 2012. RJS Power has adjusted its EBITDA as reported for these payments as these payments will no longer be a recurring expense for RJS Power after December 31, 2014.
(h)	In 2012, Energy Supply announced its intention, beginning in April 2015, to place its Corette plant in long-term reserve status, suspending the plant’s operation due to expected market conditions and the costs to comply with MATS. During the fourth quarter of 2013, Energy Supply determined its Corette plant was impaired and recorded a pre-tax charge of $65 million for the plant and related emission allowances.
(i)	Reflects the portion of PPL’s non-cash stock-based compensation cost allocable to Energy Supply.

	Nine Months Ended September 30, 2014
	Historical		Pro Forma Adjustments	Pro Forma Condensed Combined (a)
	Energy Supply	RJS Power
(dollars in millions)
Pro forma income (loss) from continuing operations after income taxes attributable to stockholders	$38	$(6)	$15	$47
Interest expense (b)	95	93	6	194
Income taxes	16		7	23
Depreciation and amortization (c)	248	67	5	320

Pro Forma EBITDA	$397	$154	$33	$584
Unrealized loss (gain) on derivative contracts (d)	196	66		262
Raven Acquisition adjustments (e)		13		13
Non-cash compensation expense (f)	28	15		43
Separation benefits (g)	30			30
Loss (gain) from NDT fund	(21)			(21)

Pro Forma Adjusted EBITDA	$630	$248	$33	$911

(a)	Does not reflect the impact of divestitures required to achieve FERC regulatory approval. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plans” for information on such divestitures.
(b)	RJS Power includes a $36 million charge for the write-off of unamortized debt discount and deferred financing costs, on RJS Power’s then outstanding debt, in connection with the issuance of the 2019 Senior Notes.

(c)	Energy Supply includes $23 million of ARO accretion that is recognized in “Other operation and maintenance” on the Pro Forma Condensed Combined Statement of Income included under “Unaudited Pro Forma Condensed Combined Financial Information.”
(d)	Represents non-cash change in the fair value of derivative instruments that have been included in Energy Supply’s and RJS Power’s earnings.
(e)	Comprised of two adjustments resulting from the Raven Acquisition in 2012. RJS Power has adjusted EBITDA as reported for pension related payments of $3 million made to legacy CPSG employees, as such payments will no longer be a recurring expense for RJS Power after December 31, 2014. RJS Power has also adjusted its EBITDA as reported to reflect a capacity make whole payment of $10 million from CPSG. Under the Purchase and Sale Agreement between CPSG and Raven Power Holdings LLC, CPSG agreed to capacity make-whole payments for uncleared capacity in the 2014/2015 PJM Capacity year. The right to receive the capacity make-whole payment from CPSG was recorded as a receivable on RJS Power’s balance sheet under the purchase accounting rules. Payments received under this agreement are not reflected as revenue in RJS Power financial statements. RJS Power makes an adjustment to EBITDA to eliminate the effect of adjustments resulting from the application of purchase accounting to this payment stream.
(f)	For Energy Supply, reflects the portion of PPL’s non-cash stock-based compensation cost allocable to Energy Supply. For RJS Power, non-cash compensation expense related to agreements directly with the owners of RJS Power and the contracted asset manager, TPM, which allows TPM to participate in the profits of RJS Power if certain cash generation and distribution targets are met. Although the amounts paid under these agreements are not paid directly by RJS Power, RJS Power recognizes amounts paid under these agreements as non-cash compensation expense included in general and administrative expenses on the combined statements of operations.
(g)	In June, 2014, Energy Supply’s largest IBEW local ratified a new three-year labor agreement. In connection with the new agreement, estimated bargaining unit one-time voluntary retirement benefits were recorded. In addition, in September 2014, Energy Supply recorded separation benefits related to the anticipated spinoff transaction.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that Talen Energy stockholders and PPL shareholders may have regarding the Transactions and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” and “The Separation Agreement and the Transaction Agreement” which are included elsewhere in this prospectus. These questions and answers, as well as the summary in this prospectus, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Shareholders are urged to read this prospectus in its entirety. You should pay special attention to the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” which are included elsewhere in this prospectus.

Q:	What are the Transactions?

A:	The Transactions are a series of transactions that will ultimately result in the separation of the Energy Supply business from PPL and the combination of that business with the RJS Power business to form Talen Energy. The Distribution is the final step in the separation of Energy Supply from PPL, which will be a pro rata distribution of all the then outstanding shares of common stock of HoldCo, which will own Energy Supply and Talen Energy, by PPL to holders of PPL common stock as of the record date. PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution. Under the terms of the Transaction Agreement, immediately following the Distribution, a subsidiary of Talen Energy will merge with and into HoldCo, with HoldCo continuing as the surviving corporation and a wholly owned subsidiary of Talen Energy, and the shares of HoldCo common stock will be automatically converted into a like number of shares of Talen Energy common stock. Immediately following the Distribution and Merger, the RJS Power business will be contributed by the Contributors to Talen Energy in exchange for a number of shares of Talen Energy common stock in a private placement transaction that will result in PPL’s shareholders owning 65%, and the Contributors collectively owning the remaining 35%, of the Talen Energy common stock immediately following the Combination.

Q:	What is Talen Energy?

A:	Talen Energy is a wholly owned indirect subsidiary of PPL incorporated under the laws of Delaware. Following the Transactions, Talen Energy will be an independent, publicly traded company operating the combined Energy Supply and RJS Power businesses.

Q:	What is the reason for the Transactions?

A:	PPL determined that the Transactions would be in the best interests of PPL and its shareholders because the Transactions would provide a number of key benefits, including primarily: (1) the creation of one of the nation’s largest independent power producers with approximately 15,000 megawatts of diversified capacity focused primarily in PJM and ERCOT; (2) the expectation that the combined company will be environmentally well positioned and have a highly diversified fleet, robust cash flow generation capability and conservative capitalization providing a platform for future growth; (3) the creation of significant shareholder value by providing the PPL utility operations and Talen Energy competitive power generation operations the ability to make operating and capital decisions as separate businesses, the significant synergy potential from cost savings plus additional benefits from improved asset commercialization across Talen Energy’s generation fleet and the tax-free transaction structure; (4) the ability to use Talen Energy’s equity as compensation for employees in the competitive power generation business, which will result in equity compensation that is more in line with the financial results of such employees’ direct work product; and (5) the expectation that PPL and Energy Supply will have compelling growth prospects as stand-alone companies and that the financial markets will ascribe valuations that more appropriately recognize the inherent strengths of each company. See “The Transactions—PPL’s Reasons for the Transactions.”

Q:	Why did PPL decide not to separate the Energy Supply business in a stand-alone spinoff transaction and instead engage in the Transactions with RJS?

A:	PPL decided to pursue the Transactions with RJS rather than a stand-alone spinoff transaction involving the Energy Supply business because it determined that the expected value to PPL and its shareholders from pursuing the Transactions was greater than the value to PPL and its shareholders of a stand-alone spinoff or split-off of the Energy Supply business.

The principal countervailing factors considered by PPL in its deliberations concerning the Transactions were:

•	that the Transactions necessarily involved another party and therefore presented execution risks that would not be present in a single party transaction like a spinoff or split-off; and

•	the possibility that the anticipated benefits of the Transactions might not be realized.

See “The Transactions—PPL’s Reasons for the Transactions” for more information.

Q:	What will I receive in the Transactions?

A:	Each share of PPL common stock outstanding as of the record date will entitle its holder to receive a number of shares of HoldCo common stock, as determined by a formula based on the number of shares of PPL common stock outstanding at 5:00 p.m., New York City time, on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of , , we expect the distribution ratio to be approximately shares of HoldCo common stock for each share of PPL common stock. As a result of the Merger immediately following the Distribution, each such share of HoldCo common stock will be automatically converted into one share of Talen Energy common stock prior to its delivery to PPL’s shareholders. Based on the number of shares of PPL common stock outstanding as of , , we expect the distribution ratio to be approximately Talen Energy shares for each share of PPL common stock. Although the number of shares of PPL common stock outstanding may increase or decrease prior to the record date and as a result this distribution ratio may change, it will nonetheless result in PPL shareholders owning 65%, and the Contributors collectively owning 35%, of the common stock of Talen Energy immediately following the Combination. PPL shareholders will not receive any new shares of common stock of Talen Energy in the Combination and will continue to hold the Talen Energy shares they received in the Distribution.

No certificates or scrip representing fractional shares of Talen Energy common stock will be issued pursuant to the Merger. Fractional shares of Talen Energy common stock that would otherwise be allocable to any record holders of PPL common stock will be aggregated, and no record holder of PPL common stock will receive cash equal to or greater than the value of one full share of Talen Energy common stock. Following the Merger, an exchange agent will sell the aggregated whole shares of Talen Energy common stock in the open market or otherwise as reasonably directed by PPL, in consultation with the Contributors. The exchange agent will make available the net proceeds of this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the record holders of PPL common stock.

Q:	What PPL shareholder approvals are required?

A:	None. PPL, as the sole stockholder of HoldCo, and Talen Energy, as sole stockholder of Merger Sub, must approve the Merger. PPL shareholders are not required to take any action to approve the Transactions. After the Merger, Talen Energy will mail to the holders of PPL common stock who are entitled to receive shares of Talen Energy common stock book-entry statements evidencing their ownership of Talen Energy common stock, cash payments in lieu of fractional shares of Talen Energy (if any) and related tax information, and other information regarding their receipt of Talen Energy common stock.

No PPL shareholders will be required to pay any cash or other consideration for shares of Talen Energy common stock received in the Distribution, or to surrender or exchange PPL shares in order to receive shares of Talen Energy common stock and they should not return their PPL stock certificates. The Transactions will have no effect on the number of shares of PPL common stock owned by PPL shareholders or the number of shares of PPL common stock outstanding. No vote by PPL shareholders is required or sought in connection with the Distribution, the Merger or the Combination, and PPL shareholders will have no appraisal rights in connection with the Transactions.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes, the consummation of the Transactions is subject to the satisfaction or waiver (to the extent permitted by applicable law) of a number of conditions, including among other things, that (i) the SEC declare effective this registration statement and no stop order of the SEC suspending effectiveness of this registration statement be in effect prior to the Separation Transactions; (ii) the Talen Energy common stock be authorized for listing on the NYSE; (iii) certain regulatory approvals be obtained, including approval by the NRC and the FERC, Hart-Scott-Rodino clearance and certain approvals by the PUC, and (iv) there be, after giving effect to the financings contemplated in connection with the Closing Transactions and the posting of any credit support and other financial commitments required to be provided by RJS Power, Talen Energy, Merger Sub, HoldCo, Energy Supply and/or their respective subsidiaries in connection with, or as a condition to, regulatory approvals required in connection with the Separation Transactions and the Closing Transactions, at least $1.00 billion of undrawn capacity under a revolving credit facility or similar facility available to Talen Energy and its subsidiaries (for purposes of which any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding shall not be considered as drawn against such facility). This prospectus describes these conditions in more detail in “The Separation Agreement and the Transaction Agreement—The Separation Agreement—Conditions to the Separation” and “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Conditions to Consummation of the Closing Transactions.”

No approval by the Contributors is required in connection with the Distribution, the Merger or the Combination.

Q:	How will PPL distribute Talen Energy shares of common stock?

A:	Holders of PPL common stock as of the record date will receive shares of Talen Energy common stock in book-entry form. See “The Transactions—Structure of the Distribution, the Merger and the Combination—How You Will Receive Talen Energy Common Stock.”

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time, on , , which we refer to as the record date.

Q:	When will the Transactions occur?

A:	The date of the Distribution is expected to be on or about , , which we refer to as the Distribution Date. The Merger and the Combination will occur immediately thereafter. We expect that it will take the distribution agent, acting on behalf of PPL, up to three business days after the Distribution Date to fully distribute our common stock to PPL shareholders.

Q:	What will happen to the listing of my PPL common stock?

A:	Nothing. PPL common stock will continue to be traded on the NYSE under the symbol “PPL.”

Q:	Will the spinoff affect the trading of my PPL common stock?

A:	Until the market has fully analyzed the value of PPL without the Energy Supply business, the price of PPL common stock may fluctuate. In addition, it is anticipated that shortly before the record date and through the Distribution Date, there will be two markets in PPL common stock: a “regular way” market and an “ex-distribution” market. PPL common stock that will trade on the regular way market will trade with an entitlement to the Talen Energy common stock distributed pursuant to the Distribution and Merger. Stock that trades on the ex-distribution market will trade without an entitlement to the Talen Energy common stock distributed pursuant to the Distribution and Merger. See “The Transactions—Listing and Trading of Our Common Stock.”

Q:	What if I want to sell my PPL common stock or my Talen Energy common stock?

A:	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither PPL nor Talen Energy makes any recommendations as to the purchase, retention or sale of PPL common stock or the Talen Energy common stock to be distributed in the Distribution and Merger.

If you decide to sell any stock before the Distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your PPL common stock or the Talen Energy common stock you will receive in the Distribution and Merger or both. If you sell your PPL common stock in the “regular way” market up to and including the Distribution Date, you will be selling your right to receive Talen Energy common stock in the Distribution and Merger. However, if you own PPL common stock as of 5:00 p.m., New York City time, on the record date and sell those shares in the “ex-distribution” market up to and including the Distribution Date, you will still receive the Talen Energy common stock that you would be entitled to receive in respect of the PPL common stock you owned as of 5:00 p.m., New York City time, on the record date. See “The Transactions—Listing and Trading of Our Common Stock.”

Q:	How will fractional shares be treated in the Transactions?

A:	Holders of PPL common stock will not receive fractional shares of Talen Energy common stock in connection with the Transactions. Instead, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of Talen Energy in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each PPL shareholder who would otherwise have been entitled to receive a fractional share of Talen Energy common stock in the Transactions. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. See “The Transactions—Structure of the Distribution, the Merger and the Combination—Treatment of Fractional Shares.”

Q:	Who will serve on the board of directors of the combined company?

A:	Pursuant to the terms of the Transaction Agreement and the Stockholders Agreement, immediately prior to the completion of the Transactions, Talen Energy’s board of directors will consist of the following individuals: Ralph C. Alexander, Frederick M. Bernthal, Philip G. Cox, Stuart E. Graham, Louise K. Goeser, Michael B. Hoffman, an additional designee of the Contributors and Paul A. Farr, who will be our President and Chief Executive Officer. Following the completion of the Transactions, the majority of Talen Energy’s directors will be independent, as determined in accordance with the criteria for independence required by the NYSE. See “Management of Talen Energy Following the Transactions—Directors.”

Q:	Who will manage the business of the combined company following the Combination?

A:

Following the Combination, the business of the combined company will be managed by Paul A. Farr, presently President of Energy Supply and Executive Vice President of Talen Energy, who will be the President and Chief Executive Officer of the combined company and will no longer be employed by PPL. The senior management of the combined company will also include Jeremy R. McGuire, Senior Vice President and Chief Financial Officer, Robert D. Gabbard, Jr., Senior Vice President and Chief Commercial Officer, Clarence J. Hopf, Jr., Senior Vice President and Chief Fossil and Hydro Generation Officer,

Timothy S. Rausch, Senior Vice President and Chief Nuclear Officer, James E. Schinski, Senior Vice President and Chief Administrative Officer, Paul M. Breme, Vice President, General Counsel and Corporate Secretary, and J. Matt Simmons, Jr., Vice President and Chief Accounting and Risk Officer. See “Management of Talen Energy Following the Transactions—Executive Officers.”

Q:	What will be the indebtedness of the combined company following completion of the Transactions?

A:	In connection with the Transactions, Energy Supply will acquire all of RJS Power’s assets and liabilities and will enter into a new revolving credit facility. Assuming the closing of the Transactions as of September 30, 2014, the combined company would have had approximately $4,060 million in total indebtedness on a pro forma basis immediately following the Combination (including $592 million of short-term indebtedness). See “Capitalization.”

Q:	How will the rights of shareholders of PPL change after the Transactions?

A:	Following the Transactions, PPL shareholders will continue to own all of their shares of PPL common stock. Their rights as PPL shareholders will not change, except that their shares of PPL common stock will represent an interest in PPL that no longer includes the ownership and operation of the Energy Supply business. PPL shareholders will also separately own stock of Talen Energy, which will include the combined Energy Supply and RJS Power businesses.

Q:	Will there be any payments by Talen Energy to PPL in connection with the Distribution?

A:	No, there will not be any payments made by Talen Energy to PPL in connection with the Distribution other than the adjustment of shared expenses and payments in connection with certain commercial arrangements with PPL described below.

Q:	Will there be post-closing adjustments in connection with the Distribution?

A:	Yes, pursuant to the Transaction Agreement, after the Combination, the parties will determine the actual amount of certain shared expenses and, if such actual amounts differ from the estimated amounts, a corresponding payment will be made to the applicable party. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Transaction Expense Adjustments.”

Q:	What is the current relationship between Talen Energy and both PPL and RJS?

A:	Talen Energy is currently a wholly owned indirect subsidiary of PPL and was incorporated as a Delaware corporation in order to effect the separation of the Energy Supply business from PPL. Other than in connection with the Transactions, there is currently no relationship between Talen Energy and RJS. After the Transactions, Talen Energy or its subsidiaries will be a party to certain commercial arrangements with PPL and the Contributors and/or their affiliates, which arrangements are described under “The Separation Agreement and the Transaction Agreement—Ancillary Agreements—Transition Services Agreements.”

Q:	What are the U.S. federal income tax consequences to me of the Distribution, Merger and Combination?

A:	PPL expects to receive an opinion from Simpson Thacher to the effect that the HoldCo Contribution together with the Distribution, will qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, that the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code. Such opinion will rely on certain facts and assumptions, and certain representations and undertakings, provided by us, PPL and the Contributors regarding the past and future conduct of our business and other matters.

Assuming that the HoldCo Contribution and the Distribution together qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by PPL shareholders upon the deemed receipt of HoldCo common stock pursuant to the Distribution. Assuming that the Merger qualifies as a reorganization pursuant to Section 368(a) of the Code and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code, deemed HoldCo stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and Combination, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Transactions—If the Distribution does not qualify as a tax-free distribution under the Code and/or the Merger does not qualify as a reorganization under the Code, including as a result of subsequent acquisitions of stock of PPL or Talen Energy, then PPL and/or its shareholders may be required to pay substantial U.S. federal income taxes.”

Each PPL shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution, Merger and Combination to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will I determine the tax basis I will have in the Talen Energy shares of common stock I receive in the Merger?

A:	Generally, for U.S. federal income tax purposes, your aggregate basis in the shares of common stock you hold in PPL and the new shares of HoldCo common stock deemed to be received in the Distribution will equal the aggregate basis of PPL common stock held by you immediately before the Distribution. This aggregate basis will be allocated among your PPL common stock and the HoldCo common stock you receive in the Distribution, in proportion to the relative fair market value of each immediately following the Distribution. In general, your aggregate basis in shares of Talen Energy common stock you receive in the Merger (including any fractional shares in Talen Energy for which cash is received) will equal your basis in the HoldCo common stock you receive in the Distribution. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” for more information.

Q:	Does Talen Energy intend to pay cash dividends?

A:	No, we do not currently expect to declare or pay dividends on our common stock. See “Dividend Policy.”

Q:	How will Talen Energy shares trade?

A:	Currently, there is no public market for Talen Energy common stock. We intend to apply to list our common stock on the NYSE under the symbol “ .”

We anticipate that trading of Talen Energy common stock will commence on a “when-issued” basis on or shortly prior to the record date and before the Distribution Date. When-issued trading in the context of a spinoff refers to a sale or purchase of securities effected on or before the Distribution Date and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within four trading days of the Distribution Date. On the first trading day following the Distribution Date, any when-issued trading in respect of Talen Energy common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transactions. See “The Transactions—Listing and Trading of Our Common Stock.”

Q:	Do I have appraisal rights?

A:	No. Holders of PPL common stock are not entitled to appraisal rights in connection with the Transactions.

Q:	Who will be the transfer agent for Talen Energy shares?

A:	Wells Fargo Bank, National Association will be the transfer agent for Talen Energy shares.

Q:	Are there risks associated with owning Talen Energy common stock upon consummation of the Transactions?

A:	Our business is subject to both general and specific risks and uncertainties relating to the businesses of Energy Supply and RJS Power. Our business is also subject to risks relating to the Transactions. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Wells Fargo Bank, National Association

Attn: Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Before the Transactions, if you have any questions relating to the Transactions, you should contact PPL at:

PPL Corporation

Attn: Investor Relations

Two North Ninth Street

Allentown, PA 18101-1179

Tel: (610) 774-5151

RISK FACTORS

You should carefully consider the following risk factors, together with information contained or incorporated by reference in this prospectus in evaluating Talen Energy and its common stock. The risks described below are the material risks, although not the only risks relating to the Transactions. If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on Talen Energy’s business, financial condition, results of operations or cash flows after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to the Transactions

The completion of the Distribution and Combination are contingent upon the satisfaction of a number of conditions and may present difficulties that could have an adverse effect on us.

The proposed spinoff of the Energy Supply business and the subsequent Combination with the RJS Power business to form Talen Energy are complex transactions, subject to various conditions, and may be affected by unanticipated developments or changes in market conditions. Completion of the Distribution and Combination are contingent upon a number of factors, including that (i) PPL receives a favorable legal opinion of tax counsel as described below; (ii) the SEC declares effective this registration statement and no SEC stop order suspending effectiveness of this registration statement be in effect prior to the Separation Transactions; (iii) the Talen Energy common stock be authorized for listing on the New York Stock Exchange; (iv) certain regulatory approvals be obtained, including approval by the NRC and the FERC, Hart-Scott-Rodino clearance and certain approvals by the PUC and (v) there be, after giving effect to the financings contemplated in connection with the Closing Transactions and the posting of any credit support and other financial commitments required to be provided by RJS Power, Talen Energy, Merger Sub, HoldCo, Energy Supply and/or their respective subsidiaries in connection with, or as a condition to, regulatory approvals required in connection with the Separation Transactions and the Closing Transactions, at least $1.00 billion of undrawn capacity under a revolving credit facility or similar facility available to Talen Energy and its subsidiaries (for purposes of which any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding shall not be considered as drawn against such facility). The Distribution and Combination may be terminated by mutual written consent of the parties or subject to certain other circumstances, including the failure to complete these transactions by June 30, 2015 or, if the required regulatory approvals have not been obtained at such time but the other conditions to the consummation of these transactions have been or are capable of being satisfied, December 31, 2015. For these and other reasons, the Distribution and Combination may not be completed on the terms or within the expected timeframe, if at all. Further, if the Distribution and Combination are completed, such transactions may not achieve the intended results.

If the Distribution does not qualify as a tax-free distribution under the Code and/or the Merger does not qualify as a reorganization under the Code, including as a result of subsequent acquisitions of stock of PPL or Talen Energy, then PPL and/or its shareholders may be required to pay substantial U.S. federal income taxes.

Among other requirements, the completion of the Transactions is conditioned upon PPL’s receipt of a legal opinion of Simpson Thacher to the effect that, the HoldCo Contribution, together with the Distribution, will qualify as a reorganization pursuant to Section 368(a)(1)(D) and a tax-free distribution pursuant to Section 355 of the Code, that the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code. Although receipt of such opinion of Simpson Thacher will satisfy a condition to completion of the Distribution and subsequent Merger, that legal opinion will not be binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the Distribution and Merger that are different from the conclusions reached in such opinion. PPL is not aware of any facts or circumstances that would cause the factual statements or representations on which the legal opinion will be based to be materially different from the facts at the time of the Distribution. If, notwithstanding the receipt of such opinion, the IRS were to determine the Distribution to be taxable, PPL would, and its shareholders could, depending on their individual circumstances, recognize a tax liability that could be substantial. In addition, notwithstanding the receipt of such opinion, if the IRS were to determine the Merger to be taxable, PPL shareholders may, depending on their individual circumstances, recognize a tax liability that could be substantial.

In addition, the Distribution will be taxable to PPL pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership (by vote or value) of either PPL or Talen Energy, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. Because PPL’s shareholders will collectively own more than 50% of Talen Energy’s common stock following the Distribution and subsequent Merger and Combination, the Merger and Combination alone will not cause the Distribution to be taxable to PPL under Section 355(e) of the Code. However, Section 355(e) of the Code might apply if acquisitions of stock of PPL before or after the Distribution, or of Talen Energy after the Merger and Combination, are considered to be part of a plan or series of related transactions that include the Distribution. PPL is not aware of any such plan or series of transactions that include the Distribution.

We may not realize the anticipated synergies, cost savings and growth opportunities from the Combination.

The benefits that we expect to achieve as a result of the Combination will depend, in part, on the ability of the combined company to realize anticipated growth opportunities, cost savings and other synergies. Our success in realizing these growth opportunities, cost savings and synergies, and the timing of this realization, depends on the successful integration of the Energy Supply and RJS Power businesses. Even if the combined company is able to integrate the Energy Supply and RJS Power businesses successfully, this integration may not result in the full realization of the growth opportunities, cost savings and other synergies that we currently expect from this integration, either within the anticipated time frame or at all. For example, the combined company may be unable to eliminate duplicative costs. Moreover, we may incur substantial expenses in connection with the integration of Energy Supply’s and RJS Power’s businesses. Such expenses are difficult to estimate accurately.

The integration of the Energy Supply business with the RJS Power business following the Transactions may present significant challenges.

There are significant challenges inherent in the process of integrating the Energy Supply and RJS Power businesses. These difficulties include:

•	the challenge of carrying on the ongoing operations of each business as part of a combined company;

•	the challenge of integrating the business cultures of each business;

•	the challenge and cost of integrating the information technology (“IT”) systems of each business; and

•	the potential difficulty in retaining key employees of Energy Supply and RJS Power.

The process of integrating operations may require the combined company to incur substantial out-of-pocket costs. Members of our senior management may be required to devote considerable amounts of time and attention to this integration process, which will decrease the time they will have to manage the combined company. If senior management is not able effectively to manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the combined company could suffer.

We cannot assure you that the combined company will successfully or cost-effectively integrate the Energy Supply and RJS Power businesses. The failure to do so could have a material adverse effect on the combined company’s financial condition and results of operations.

The combined company may not have access to equivalent benefits and services or financial strength and resources that historically have been provided by PPL and Riverstone, respectively.

The Energy Supply business and the RJS Power business have been able to receive benefits and services from, and have been able to benefit from the financial strength of, PPL and Riverstone, respectively. After the Transactions, the combined company will no longer benefit from resources of PPL or Riverstone, other than pursuant to the Transition Services Agreements. If we are not able to replace the resources provided by PPL or Riverstone, are unable to replace them at the same or lower cost or are delayed in replacing the resources provided by PPL or Riverstone, our business, financial condition and results of operations may be negatively impacted.

Energy Supply’s and RJS Power’s historical and pro forma combined financial data are not necessarily representative of the results the combined company would have achieved and may not be a reliable indicator of the combined company’s future results.

Energy Supply’s and RJS Power’s historical and pro forma financial data included in this prospectus may not reflect what Energy Supply’s and RJS Power’s results of operations, financial condition and cash flows would have been had they been a combined company during the periods presented, or what the combined company’s results of operations, financial condition and cash flows will be in the future. Among other factors, this is because:

•	Prior to the Transactions, PPL operated the Energy Supply business as part of its broader corporate organization and PPL, or one of its affiliates, performed certain corporate functions for the Energy Supply business, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical financial statements and pro forma financial information reflect allocations of corporate expenses from PPL for these and similar functions and may not reflect the costs that Talen Energy, as a stand-alone public company, will incur for similar services in the future.

•	Prior to the Transactions, the assets owned by RJS Power and its subsidiaries were managed by TPM, which is an affiliate of RJS Power. The services provided by TPM include asset management, accounting, budgeting, human resources, commercial and risk management and legal. RJS Power’s historical financial statements and pro forma financial information reflect the costs incurred by TPM to provide these services and other necessary functions required to operate the business and may not reflect the costs that Talen Energy, as a stand-alone public company, will incur for similar services in the future.

•	As discussed above, completion of the Transactions is subject to a number of conditions, including receipt of certain federal and state regulatory approvals, the receipt of which may require Talen Energy to dispose of certain assets that may or may not be material to the operation of the combined company’s business. See “Risk Factors—Risks Relating to the Transactions—The completion of the Distribution and Combination are contingent upon the satisfaction of a number of conditions and may present difficulties that could have an adverse effect on us” and “Business—Talen Energy.”

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a combined company.

In addition, the pro forma financial data we have included in this prospectus are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate and, accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a combined company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

Our accounting, management and financial reporting systems may not be adequately prepared to comply with public company reporting, disclosure controls and internal control over financial reporting requirements.

Prior to the Transactions, the financial results of the Energy Supply business previously were included within the consolidated results of PPL, and neither Talen Energy nor RJS Power or its subsidiaries were subject to the reporting and other requirements of the Exchange Act. As a result of the Transactions, we will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to the combined company’s business and financial condition. Following the Combination, we will be responsible for ensuring that all aspects of the combined company’s business comply with Section 404 of the Sarbanes-Oxley Act. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, our management will be required to assess the effectiveness of our internal control over financial reporting and we will be required to obtain a report by an independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting on an annual basis, subject to applicable phase-in periods.

To comply with these requirements, the combined company may need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, legal and finance staff. The combined company expects to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If the combined company is unable to upgrade its financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to satisfy our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act and the Sarbanes-Oxley Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on the combined company’s business, financial condition and results of operations.

We expect that the combined company will incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of the combined company following completion of the Transactions.

We anticipate that the combined company will incur one-time charges of approximately              as a result of costs associated with the Transactions. We will not be able to quantify the exact amount of these charges or the period in which they will be incurred until after the Transactions are completed. Some of the factors affecting the costs associated with the Transactions include the timing of the completion of the Transactions, the resources required to integrate the Energy Supply and RJS Power businesses and the length of time during which transition services are provided to Talen Energy by PPL and TPM. The amount and timing of these charges could adversely affect the period-to-period operating results of Talen Energy, which could result in a reduction in the market price of shares of Talen Energy common stock. Moreover, delays in completing the integration may reduce or delay the synergies and other benefits expected from the Transactions and such reduction may be material.

Our business, financial condition and results of operations may be adversely affected following the Combination if we, PPL and RJS Power are unable to obtain third-party consents for certain contracts.

Certain contracts, including customer contracts, of the Energy Supply business and the RJS business, as well as certain contracts which are to be transferred or assigned to Talen Energy or its subsidiaries by PPL and its subsidiaries, contain provisions which require the consent of third parties to effect such transfers or assignments or the change in control with respect to the ownership of Energy Supply or RJS Power, as applicable. If we, PPL and RJS Power are unable to obtain these consents on commercially reasonable and satisfactory terms or at all, our ability to obtain the benefit of such contracts in the future may be impaired. For example, the failure to obtain the consent of our or RJS Power’s customers could result in lost sales and have an adverse effect on our results of operation, cash flows and financial condition.

The pendency of the Transactions could potentially adversely affect the business and operations of Energy Supply and RJS Power.

In connection with the pending Transactions, some customers of each of Energy Supply and RJS Power may delay or defer decisions, may end their relationships with the relevant company or may reduce the amount of power purchased, which could negatively affect the revenues, earnings and cash flows of the Energy Supply business and the RJS Power business, regardless of whether the Transactions are completed. Similarly, it is possible that Energy Supply’s and RJS Power’s current and prospective employees could experience uncertainty about their future roles with us following the Transactions, which could materially adversely affect the ability of Energy Supply and RJS Power to attract and retain key personnel during the pendency and upon consummation of the Transactions.

Our indebtedness, which would have been approximately $4,060 million on a pro forma basis as of September 30, 2014 (including $592 million of short-term indebtedness), could adversely affect our financial condition and impair our ability to operate our business.

As of September 30, 2014, after giving effect to the Transactions, we would have had approximately $4,060 million in total indebtedness. See “Capitalization.” Our indebtedness could have important consequences to our future financial condition, operating results and business, including the following:

•	requiring that a substantial portion of our cash flows from operations be dedicated to payments on our indebtedness instead of other purposes, including operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	increasing our cost of borrowing; and

•	limiting our ability to adjust to changing market and economic conditions and limiting our ability to carry out capital spending that is important to our growth.

Although the agreements governing the New Revolving Facility will contain, and the indenture governing the RJS Power Holdings LLC senior notes does contain, restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of qualifications and exceptions, and any additional indebtedness incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our current indebtedness levels, the related risks we will face could intensify. See “Description of Material Indebtedness.”

Variable rate indebtedness subjects us to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

Our borrowings under the New Revolving Facility will be at variable rates of interest and will expose us to interest rate risk. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

The agreements governing our indebtedness will contain restrictive covenants, which will restrict our operational flexibility.

The agreements governing the New Revolving Facility will contain, and the indenture governing the RJS Power Holdings LLC senior notes does contain, restrictions and limitations, including financial and other restrictive covenants that will limit Talen Energy’s subsidiaries’ ability to:

•	incur additional indebtedness, or issue guaranties or certain preferred shares;

•	pay dividends, redeem stock or make other distributions;

•	repurchase, prepay or redeem subordinated indebtedness;

•	make investments or acquisitions;

•	create liens;

•	make negative pledges;

•	consolidate or merge with another company;

•	sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with affiliates; and

•	change the nature of our business.

The agreements governing the New Revolving Facility will also contain, and the indenture governing the RJS Power Holdings LLC senior notes does contain, other customary restrictions.

Our ability to borrow additional amounts under the New Revolving Facility and the indenture governing the RJS Power Holdings LLC senior notes will depend upon satisfaction of these covenants. Events beyond our control could affect our ability to meet these covenants. Our failure to comply with obligations under the agreements governing the New Revolving Facility and the indenture governing the RJS Power Holdings LLC senior notes may result in an event of default under those agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. This could have serious consequences to our financial condition, operating results and business and could cause us to become bankrupt or insolvent. See “Description of Material Indebtedness.”

Risks Related to Our Business

We face intense competition in the competitive power generation market, which may adversely affect our ability to operate profitably.

Our generation business is dependent on our ability to successfully operate in a competitive environment and is not assured of any rate of return on capital investments through a regulated rate structure. Competition is affected by electricity and fuel prices, new market entrants, construction by others of generating assets and transmission capacity, technological advances in power generation, the actions of environmental and other regulatory authorities and other factors. These competitive factors may negatively affect our ability to sell electricity and related products and services, as well as the prices that we may charge for such products and services, which could adversely affect our results of operations and our ability to grow our business.

We sell our available energy and capacity into competitive wholesale markets through contracts of varying duration. Competition in the wholesale power markets occurs principally on the basis of the price of products and, to a lesser extent, reliability and availability. We believe that the commencement of commercial operation of new electricity generating facilities in the regional markets where we own or control generation capacity and the evolution of demand side management resources will continue to increase competition in the wholesale electricity market in those regions, which could have an adverse effect on electricity and capacity prices.

We also face competition in the wholesale markets for generation capacity and ancillary services. We primarily compete with other electricity suppliers based on our ability to aggregate supplies at competitive prices from different sources and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities, ISOs and RTOs. We also compete against other energy marketers on the basis of relative financial condition and access to credit sources, and our competitors may have greater financial resources than we have.

Competitors in the wholesale power markets in which Talen Energy’s businesses operate include regulated utilities, industrial companies, non-utility generators, competitive subsidiaries of regulated utilities and financial institutions.

We are exposed to operational, price and credit risks associated with selling and marketing products in the wholesale and retail electricity markets.

We purchase and sell electricity in wholesale markets under market-based rates throughout the U.S. and also enter into short-term agreements to market available electricity and capacity from our generation assets with the expectation of generation margins. If we are unable to deliver firm capacity and electricity under these agreements, we could be required to pay damages. These damages would generally be based on the difference between the market price to acquire replacement capacity or electricity and the contract price of any undelivered capacity or electricity. Depending on price volatility in the wholesale electricity markets, such damages could be significant. Extreme weather conditions, unplanned generation facility outages, environmental compliance costs, transmission disruptions, and other factors could affect our ability to meet our obligations, or cause significant increases in the market price of replacement capacity and electricity.

Our wholesale power agreements typically include provisions requiring us to post collateral for the benefit of our counterparties if the market price of energy varies from the contract prices in excess of certain pre-determined amounts. We currently believe that we have sufficient credit to fulfill our potential collateral obligations under these power contracts. However, our obligation to post collateral could exceed the amount of our facilities or our ability to increase our facilities could be limited by financial markets or other factors.

We also face credit risk that counterparties with whom we contract in both the wholesale and retail markets will default in their performance, in which case we may have to sell our electricity into a lower-priced market or make purchases in a higher-priced market than existed at the inception of the contract. Whenever feasible, we attempt to mitigate these risks using various means, including agreements that require our counterparties to post collateral for our benefit if the market price of energy varies from the contract price in excess of certain pre-determined amounts. However, there can be no assurance that we will avoid counterparty nonperformance risk, including bankruptcy, which could adversely impact our ability to meet our obligations to other parties, which could in turn subject us to claims for damages.

Adverse changes in commodity prices and related costs may decrease our future energy margins, which could adversely affect our earnings and cash flows.

Our energy margins, or the amount by which our revenues from the sale of power exceed our costs to supply power, are impacted by changes in market prices for electricity, fuel, fuel transportation, emission allowances, RECs, electricity capacity and related congestion charges and other costs. Unlike most commodities, the limited ability to store electricity requires that it must be consumed at the time of production. As a result, wholesale market prices for electricity may fluctuate substantially over relatively short time periods and can be unpredictable. Among the factors that influence such prices are:

•	demand for electricity;

•	supply for electricity available from current or new generation resources;

•	variable production costs, primarily fuel (and associated transportation costs) and emission allowance expense for the generation resources used to meet the demand for electricity;

•	transmission capacity and service into, or out of, markets served;

•	changes in the regulatory framework for wholesale power markets;

•	liquidity in the wholesale electricity market, as well as general creditworthiness of key participants in the market; and

•	weather and economic conditions affecting demand for or the price of electricity or the facilities necessary to deliver electricity.

Our risk management policy and programs relating to electricity and fuel prices, interest rates and counterparty credit and non-performance risks may not work as planned, and we may suffer economic losses despite such programs.

We actively manage the market risk inherent in our generation and energy marketing activities, as well as our debt and counterparty credit positions. We have implemented procedures to monitor compliance with our risk management policy and programs, including independent validation of transaction and market prices, verification of risk and transaction limits, portfolio stress tests, sensitivity analyses and daily portfolio reporting of various risk management metrics. Nonetheless, our risk management programs may not work as planned. For example, actual electricity and fuel prices may be significantly different or more volatile than the historical trends and assumptions upon which we based our risk management calculations. Additionally, unforeseen market disruptions could decrease market depth and liquidity, negatively impacting our ability to enter into new transactions. We enter into financial contracts to hedge commodity basis risk, and as a result are exposed to the risk that the correlation between delivery points could change with actual physical delivery. Similarly, interest rates could change in significant ways that our risk management procedures were not designed to address. As a result, we cannot always predict the impact that our risk management decisions may have on us if actual events result in greater losses or costs than our risk models predict or greater volatility in our earnings and financial position.

We are also exposed to basis risk in our operations when our derivative contracts settle financially and we deliver physical electricity on different terms. For example, if we enter into an HRCO, we hedge our electricity production based on an agreed price for that electricity, but physical electricity must be delivered to delivery points in the market that we serve. We are exposed to basis risk between the hub price and the price that we receive for the sales of physical electricity. We attempt to hedge basis risk where possible, but hedging instruments are sometimes not economically feasible or available in the quantities that we require.

In addition, our trading, marketing and hedging activities are exposed to counterparty credit risk and market liquidity risk. We have adopted a credit risk management policy and program to evaluate counterparty credit risk. However, if counterparties fail to perform, we may be forced to enter into alternative arrangements at then-current market prices. In that event, our financial results could be adversely affected.

We do not always hedge against risks associated with electricity and fuel price volatility.

We attempt to mitigate risks associated with satisfying our contractual electricity sales obligations by either reserving generation capacity to deliver electricity or purchasing the necessary financial or physical products and services through competitive markets to satisfy our net firm sales contracts. We also routinely enter into contracts, such as fuel and electricity purchase and sale commitments, to hedge our exposure to fuel requirements and other electricity-related commodities. However, based on economic and other considerations, we may decide not to hedge the entire exposure of our operations from commodity price risk. To the extent we do not hedge against commodity price risk and applicable commodity prices change in ways that would be adverse to us, our results of operations and financial position may be adversely affected. To the extent we do hedge against commodity price risk, those hedges may not ultimately prove to be effective.

The accounting for our hedging activities may increase the volatility in our quarterly and annual financial results.

We engage in commodity-related marketing and price-risk management activities in order to physically and financially hedge our exposure to market risk with respect to electricity sales from our generation assets, fuel utilized by those assets and emission allowances.

We generally attempt to balance our fixed-price physical and financial purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations through the use of financial and physical derivative contracts. These derivatives are accounted for in accordance with the Financial Accounting Standards Board Accounting Standards Codification section 815, “Derivatives and Hedging,” which requires us to record all derivatives on the balance sheet at fair value with changes in the fair value resulting from fluctuations in the underlying commodity prices immediately recognized in earnings, unless the derivative qualifies for cash flow hedge accounting treatment or the NPNS exception. Whether a derivative qualifies for cash flow hedge accounting treatment depends upon it meeting specific criteria used to determine if the cash flow hedge is and will remain appropriate for the term of the derivative. Specific criteria are also required in order to elect the NPNS exception, which permits qualifying Hedges to be treated under the accrual accounting method. All economic hedges may not necessarily qualify for cash flow hedge accounting treatment or the NPNS exception, or Talen Energy may elect not to utilize cash flow hedge accounting or the NPNS exception. As a result, our quarterly and annual results are subject to significant fluctuations caused by changes in market prices.

Adverse economic conditions could adversely affect our financial condition and results of operations.

Declines in wholesale energy prices, partially resulting from adverse economic conditions, have in the past significantly impacted our earnings. The breadth and depth of these negative economic conditions had a wide-ranging impact on the U.S. business environment, including our businesses, and demand for energy commodities declined significantly. This reduced demand continues to impact the key domestic wholesale energy markets we serve. The combination of lower demand for power and increased supply of natural gas has put downward price pressure on wholesale energy markets in general, further impacting our energy marketing results. In general, economic and commodity market conditions will continue to challenge predictability regarding our unhedged future energy margins, liquidity and overall financial condition.

Disruption in financial markets could adversely affect our financial condition and results of operations.

Our businesses are heavily dependent on credit and capital, among other things, for capital expenditures and providing collateral to support hedging in our energy marketing business. Regulations under the Dodd-Frank Act and Basel III in Europe may impose costly additional requirements on our businesses and the businesses of others with whom we contract, such as banks or other counterparties, or simply result in increased costs to conduct our business or access sources of capital and liquidity upon which the conduct of our businesses is dependent.

Sustained downturns or sluggishness in the economy generally affect the markets in which we and our customers operate and negatively influence electricity operations. Declines in demand for electricity as a result of economic downturns in our customers’ service territories could reduce overall sales and lessen cash flows, especially where industrial customers reduce output and, therefore, consumption of energy.

Increases in electricity prices and/or a weak economy, can lead to changes in legislative and regulatory policy promoting energy efficiency, conservation, and self-generation as well as a reduction in our customers’ ability to pay their bills, which may adversely impact our business.

Energy consumption is significantly impacted by overall levels of economic activity and costs of energy supplies. Economic downturns or periods of high energy supply costs typically lead to the development of legislative and regulatory policy designed to promote reductions in energy consumption and increased energy efficiency and self-generation by customers. This focus on conservation, energy efficiency and self-generation may result in a decline in electricity sales in our and our customers’ service territories, which could in turn adversely affect our business.

We could be negatively affected by rising interest rates, downgrades to our credit ratings, adverse credit market conditions or other negative developments in our ability to access capital markets.

In the ordinary course of business, we are reliant upon adequate long-term and short-term financing to fund our significant capital expenditures, debt service and operating needs. As a capital-intensive business, we are sensitive to developments in interest rates, credit rating considerations, insurance, security or collateral requirements, market liquidity and credit availability and refinancing opportunities necessary or advisable to respond to credit market changes. Changes in these conditions could result in increased costs and decreased availability of credit.

A downgrade in our credit ratings could negatively affect our ability to access capital and increase the cost of maintaining our credit facilities and any new debt.

Credit ratings assigned by Moody’s, Fitch and S&P to our businesses and their financial obligations have a significant impact on the cost of capital incurred by our businesses. A ratings downgrade could increase our short-term borrowing costs and negatively affect our ability to fund liquidity needs and access new long-term debt at acceptable interest rates.

Changes in technology may negatively impact the value of our power plants.

A basic premise of our generation business is that generating electricity at central power plants achieves economies of scale and produces electricity at relatively low prices. There are alternate technologies to produce electricity, most notably fuel cells, micro turbines, windmills and photovoltaic (solar) cells, the development of which has been expanded due to global climate change concerns. Research and development activities are ongoing to seek improvements in alternate technologies. It is possible that advances will reduce the cost of alternative generation to a level that is equal to or below that of certain central station production. Also, as new technologies are developed and become available, the quantity and pattern of electricity usage (the “demand”) by customers could decline, with a corresponding decline in revenues derived by generators. These alternative energy sources could result in a decline to the dispatch and capacity factors of our plants. As a result of all of these factors, the value of our generation facilities could be significantly reduced.

We are subject to liability risks relating to our competitive power generation business operations.

The conduct of our physical and commercial operations subjects us to many risks, including risks of potential physical injury, property damage or other financial liability, caused to or by employees, customers, contractors, vendors, contractual or financial counterparties and other third parties.

Our facilities may not operate as planned, which may increase our expenses and decrease our revenues and have an adverse effect on our financial performance.

Our ability to operate our facilities efficiently is critical to the financial performance of our business. Operation of our power plants, information technology systems and other assets and conduct of other activities subjects us to a variety of risks, including the breakdown or failure of equipment, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/transportation problems and disruptions of fuel supply and performance below expected levels. In addition, catastrophic events such as fires, explosions or other similar occurrences, extreme weather conditions beyond equipment and plant design capacity, other unanticipated operations and maintenance expenses and liabilities, increased capital expenditure requirements, including those due to environmental regulation, and potential claims for property damage or personal injuries beyond the scope of our insurance coverage could jeopardize our ability to operate our facilities as planned. These events may impact our ability to conduct our businesses efficiently and lead to increased costs, expenses or losses. Operation of our delivery systems below our expectations may result in lost revenue and increased expense, including higher maintenance costs which may not be recoverable from customers. Planned and unplanned outages at our power plants may require us to purchase power at then-current market prices to satisfy our commitments or, in the alternative, pay penalties and damages for failure to satisfy them.

Although we maintain customary insurance coverage for certain of these risks, no assurance can be given that such insurance coverage will be sufficient to compensate us fully in the event losses occur.

Our operating revenues could fluctuate on a seasonal basis, especially as a result of extreme weather conditions.

Our businesses are subject to seasonal demand cycles. For example, in some markets demand for, and market prices of, electricity peak during hot summer months, while in other markets such peaks occur in cold winter months. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis if weather conditions such as heat waves, extreme cold, unseasonably mild weather or severe storms occur. The patterns of these fluctuations may change depending on the type and location of our facilities and the terms of our contracts to sell electricity.

Operating expenses could be affected by weather conditions, including storms, as well as by significant man-made or accidental disturbances, including terrorism or natural disasters.

Weather and these other factors can significantly affect our profitability and operations by causing outages, damaging infrastructure and requiring significant repair costs. Storm outages and damage often directly decrease revenues and increase expenses, due to reduced usage and restoration costs. In addition, sustained severe drought conditions could impact our power generation, as our generation facilities use water for cooling purposes and for the operation of environmental compliance equipment.

The full-requirements sales contracts that PPL EnergyPlus is awarded do not provide for specific levels of load and actual load significantly below or above our forecasts could adversely affect our energy margins.

We generally hedge our full-requirements sales contracts with our own generation or energy purchases from third parties. If the actual load is significantly lower than the expected load, we may be required to resell power at a lower price than was contracted for to supply the load obligation, resulting in a financial loss. Alternatively, a significant increase in load could adversely affect our energy margins because we are required under the terms of the full-requirements sales contracts to provide the energy necessary to fulfill increased demand at the contract price, which could be lower than the cost to procure additional energy on the open market. Therefore, any significant decrease or increase in load compared with our forecasts could have a material adverse effect on our results of operations and financial position.

We may experience disruptions in our fuel supply, which could adversely affect our ability to operate our generation facilities.

We purchase fuel and other products consumed during the production of electricity (such as coal, natural gas, oil, water, uranium, lime, limestone and other chemicals) from a number of suppliers. Delivery of these fuels to our facilities is dependent upon the continuing financial viability of contractual counterparties as well as the infrastructure (including rail lines, rail cars, barge facilities, roadways, riverways and natural gas pipelines) available to serve each generation facility. As a result, we are subject to the risks of disruptions or curtailments in the production of power at our generation facilities if fuel is unavailable at any price or if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure. Disruption in the delivery of fuel, including disruptions as a result of weather, transportation difficulties, global demand and supply dynamics, labor relations, environmental regulations or the financial viability of our fuel suppliers, could adversely affect our ability to operate our facilities, which could result in lower sales and/or higher costs and thereby adversely affect our results of operations.

We have sold forward a portion of our power in order to lock in long-term prices that we deemed to be favorable at the time we entered into the forward sale contracts. In order to hedge our obligations under these forward power sales contracts, we have entered into long-term and short-term contracts for the purchase and delivery of fuel. Many of the forward power sales contracts do not allow us to pass through changes in fuel costs or discharge the power sale obligations in the case of a disruption in fuel supply due to force majeure events or the default of a fuel supplier or transporter. Disruptions in our fuel supplies may therefore require us to find alternative fuel sources at higher costs, to find other sources of power to deliver to counterparties at a higher cost, or to pay damages to counterparties for failure to deliver power as contracted. Any such event could have a material adverse effect on our financial performance.

We also buy significant quantities of fuel on a short-term or spot market basis. Prices for all of our fuels fluctuate, sometimes rising or falling significantly over a relatively short period of time. The price we can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel or delivery costs. This may have a material adverse effect on our financial performance. Changes in market prices for coal, oil and natural gas may result from the following:

•	weather conditions;

•	seasonality;

•	demand for energy commodities and general economic conditions;

•	disruption or other constraints or inefficiencies of electricity, gas or coal transmission or transportation;

•	additional generating capacity;

•	availability and levels of storage and inventory for fuel stocks;

•	natural gas, crude oil, refined products and coal production levels;

•	changes in market liquidity;

•	federal, state and foreign governmental regulation and legislation; and

•	the creditworthiness and liquidity of fuel suppliers and/or transporters and their willingness to do business with us.

Our plant operating characteristics and equipment, particularly at our coal-fired plants, often dictate the specific fuel quality to be combusted. The availability and price of specific fuel qualities may vary due to supplier financial or operational disruptions, transportation disruptions and force majeure. At times, coal of a specific quality may not be available at any price, or we may not be able to transport such coal to our facilities on a timely basis. In this case, we may not be able to run the coal facility even if it would be profitable. Operating a coal facility with different quality coal can lead to emission or operating problems. If we have sold forward the power from such a coal facility, we could be required to supply or purchase power from alternate sources, perhaps at a loss. This could have a material adverse impact on the financial results of specific plants and on our results of operations.

We do not own or control the transmission facilities required to sell the wholesale power from our generation facilities. If the transmission service is inadequate, our ability to sell and deliver wholesale power may be materially adversely affected. Furthermore, these transmission facilities are operated by RTOs and ISOs, which are subject to changes in structure and operation and impose various pricing limitations. These changes and pricing limitations may affect our ability to deliver power to the market that would, in turn, adversely affect the profitability of our generation facilities.

We do not own or control the transmission facilities required to sell the wholesale power from our generation facilities. If the transmission service from these facilities is unavailable or disrupted, or if the transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale power may be materially adversely affected. RTOs and ISOs provide transmission services, administer transparent and competitive power markets and maintain system reliability. Many of these RTOs and ISOs operate in the real-time and day ahead markets in which we sell energy. The RTOs and ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, offer caps and other mechanisms to guard against the potential exercise of market power in these markets as well as price limitations. These types of price limitations and other regulatory mechanisms may adversely affect the profitability of our generation facilities that sell energy and capacity into the wholesale power markets. Problems or delays that may arise in the formation and operation of maturing RTOs and similar market structures, or changes in geographic scope, rules or market operations of existing RTOs, may also affect our ability to sell, the prices we receive or the cost to transmit power produced by our generating facilities. Rules governing the various regional power markets may also change from time to time, which could affect our costs or revenues. Additionally, if the transmission service from these facilities is unavailable or disrupted, or if the transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale power may be materially adversely affected. Furthermore, the rates for transmission capacity from these facilities are set by others and thus are subject to changes, some of which could be significant. As a result, our financial condition, results of operations and cash flows may be materially adversely affected.

The FERC has issued regulations that require wholesale electricity transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that transmission capacity will not be available in the amounts we require. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets or whether ISOs and RTOs in applicable markets will efficiently operate transmission networks and provide related services.

Because our generation facilities are part of interconnected regional grids, we face the risk of blackout due to a disruption on a neighboring interconnected system.

Major electric power blackouts are possible, which could disrupt electrical service for extended periods of time. If a blackout were to occur, the impact could result in interruptions to our operations, increased costs to replace existing contractual obligations, the possibility of regulatory investigations and potential operational risks to our facilities. Additionally, in response to the blackout, there could be changes or developments in applicable regulations or market structures which could have longer term impact on the business and results of operations.

The operation of our businesses is subject to cyber-based security and integrity risk.

Numerous functions affecting the efficient operation of our businesses are dependent on the secure and reliable storage, processing and communication of electronic data and the use of sophisticated computer hardware and software systems. The operation of our generation plants, including the Susquehanna nuclear plant, and of our energy and fuel trading businesses are all reliant on cyber-based technologies and, therefore, subject to the risk that such systems could be the target of disruptive actions, principally by terrorists or cyber criminals, or otherwise be compromised by intentional or unintentional events. As a result, operations could be interrupted, property could be damaged and critical operating information could be released, causing us to incur significant losses of revenues, other substantial liabilities and damages and costs to replace or repair damaged equipment. In addition, we may experience increased capital and operating costs to implement increased security for our cyber systems and plants.

Our businesses are subject to physical, market and economic risks relating to potential effects of climate change.

Climate change may produce changes in weather or other environmental conditions, including temperature or precipitation levels, and thus may impact consumer demand for electricity. In addition, the potential physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could disrupt our operations and cause us to incur significant costs in preparing for or responding to those effects. These or other meteorological changes or physical effects could lead to increased operating costs, capital expenses or power purchase costs. Climate change could also affect the availability of a secure and economical supply of water in some locations, which is essential for the continued operation of our generation plants.

In addition to the costs that may be associated with climate change effects, GHG regulation could increase the cost of electricity, particularly power generated by fossil fuels, and such increases could have a depressive effect on regional economies. Reduced economic and consumer activity in our service areas—both generally and specific to certain industries and consumers accustomed to previously lower cost power—could reduce demand for the power we generate and market. Also, demand for our energy-related services could be similarly lowered should consumers’ preferences or market factors move toward favoring energy efficiency, low-carbon power sources or reduced electricity usage.

We are required to obtain, and to comply with, government permits and approvals.

We are required to obtain, and to comply with, numerous permits, approvals, licenses and certificates from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits can be lengthy and complex and can sometimes result in the establishment of permit conditions that make the project or activity for which the permit was sought unprofitable or otherwise unattractive. In addition, such permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals, or failure to comply with any applicable laws or regulations, may result in the delay or temporary suspension of our operations and electricity sales or the curtailment of our power delivery and may subject us to penalties and other sanctions. Although various regulators routinely renew existing licenses, renewal could be denied or jeopardized by various factors, including failure to provide adequate financial assurance for closure; failure to comply with environmental, health and safety laws and regulations or permit conditions; local community, political or other opposition; and executive, legislative or regulatory action.

Our cost or inability to obtain and comply with the permits and approvals required for our operations could have a material adverse effect on our operations and cash flows. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws may elicit claims that historical routine modification activities at our facilities violated applicable laws and regulations. In addition to the possible imposition of fines in such cases, we may be required to undertake significant capital investments in pollution control technology and obtain additional operating permits or approvals, which could have an adverse impact on our business, results of operations, cash flows and financial condition.

We are subject to risks associated with federal and state tax laws and regulations.

Changes in tax law as well as the inherent difficulty in quantifying potential tax effects of business decisions could negatively impact our results of operations. We are required to make judgments in order to estimate our obligations to taxing authorities. These tax obligations include income, property, gross receipts and franchise, sales and use, employment-related and other taxes. We also estimate our ability to utilize tax benefits and tax credits. Due to the revenue needs of the jurisdictions in which our businesses operate, various tax and fee increases may be proposed or considered. We cannot predict whether such tax legislation or regulation will be introduced or enacted or the effect of any such changes on our businesses. If enacted, any changes could increase tax expense and could have a significant negative impact on our results of operations and cash flows.

Despite federal and state deregulation initiatives, our generation business is still subject to extensive regulation, which may increase our costs, reduce our revenues, or prevent or delay operation of our facilities.

Our generation subsidiaries sell electricity into the wholesale market. Generally, our generation subsidiaries and our marketing subsidiaries are subject to regulation by the FERC. The FERC has authorized us to sell generation from our facilities and power from our marketing subsidiaries at market-based prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose “cost of service” rates if it determines that the market is not competitive, that we possess market power or that we are not charging just and reasonable rates. Any reduction by the FERC in the rates we may receive or any unfavorable regulation of our business by state regulators could materially adversely affect our results of operations.

In addition, the acquisition, construction, ownership and operation of electricity generation facilities require numerous permits, approvals, licenses and certificates from federal, state and local governmental agencies. We may not be able to obtain or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain or maintain any required approval or fail to comply with any applicable law or regulation, the operation of our assets and our sales of electricity could be prevented or delayed or become subject to additional costs.

The availability and cost of emission allowances could negatively impact our costs of operations.

We are required to maintain, through either allocations or purchases, sufficient emission allowances for sulfur dioxide, nitrogen oxide and carbon dioxide to support our operations in the ordinary course of operating our power generation facilities. These allowances are used to meet the obligations imposed on us by various applicable environmental laws. If our operational needs require more than our allocated allowances, we may be forced to purchase such allowances on the open market, which could be costly. If we are unable to maintain sufficient emission allowances to match our operational needs, we may have to curtail our operations so as not to exceed our available emission allowances, or install costly new emission controls. As we use the emission allowances that we have purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase our costs of operations in the affected markets.

Our costs to comply with existing and new environmental laws are expected to continue to be significant, and we plan to incur significant capital expenditures for pollution control improvements that could adversely affect our profitability and liquidity or cause the continued operation of certain generation facilities to be uneconomic.

Our business is subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection and worker health and safety. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly response actions. These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our operations, the imposition of specific standards addressing worker protection, and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our operations. To comply with existing and future environmental requirements and as a result of voluntary pollution control measures we may take, we have spent and expect to spend substantial amounts in the future on environmental control and compliance. Failure to comply with these laws, regulations and permits may result in joint and several, strict liability for administrative, civil and/or criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. Private parties may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws, regulations and permits or for personal injury or property damage.

Our operations also pose risks of environmental liability due to leakage, migration, releases or spills of hazardous substances to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability (that could result in an entity paying more than its fair share) for costs required to remediate and restore sites where hazardous substances, hydrocarbons, or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations.

The trend of more expansive and stringent environmental legislation and regulations applied to the power generation industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Many states and environmental groups have challenged certain federal laws and regulations relating to air emissions as not being sufficiently strict. In addition, more recently, attention has also been refocused on effluent discharge limitations and the handling of CCRs. As a result, state and federal regulations have been proposed or adopted that would impose more stringent restrictions than are currently in effect, which could require us to significantly increase capital expenditures for additional pollution control equipment. Furthermore, the EPA’s cooling water intake rulemaking under Section 316(b) of the federal Clean Water Act and the EPA’s imposition of Prevention of Significant Deterioration (“PSD”) construction permit requirements for GHG emissions could adversely affect our operations and restrict or delay our ability to obtain permits. At some of our older generating facilities it may be uneconomic for us to install necessary pollution control equipment to comply with new or proposed regulations, which could cause us to retire those units.

In addition, while there has not been significant activity in recent years in the form of federal legislation to reduce GHG emissions, a number of state and regional GHG cap and trade programs have emerged. Also, additional federal regulations pertaining to GHG emissions reductions and increased use of low carbon technologies are anticipated in the coming years under President Obama’s Climate Action Plan. Although it is not possible at this time to predict how future GHG emissions legislation or regulations would impact our business, any such future requirements could result in increased costs to address GHG emissions associated with our operations.

We may not be able to obtain or maintain all environmental regulatory approvals necessary for our planned capital projects which are necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted, reduced or subjected to additional costs. See “Business—The Companies—Environmental Matters” for information concerning the more significant environmental laws and regulations applicable to our operations.

We are subject to certain risks associated with nuclear generation, including the risk that our Susquehanna nuclear plant could become subject to increased security or safety requirements that would increase capital and operating expenditures, uncertainties regarding spent nuclear fuel, and uncertainties associated with decommissioning our plant at the end of its licensed life.

Nuclear generation accounted for about 32.7% of Energy Supply’s 2013 pro forma competitive power generation output. The risks of nuclear generation generally include:

•	the potential harmful effects on the environment and human health from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses and liabilities that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives. The licenses for our two nuclear units expire in 2042 and 2044. The NRC has broad authority under federal law to impose licensing requirements, including security, safety and employee-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, revised security or safety requirements promulgated by the NRC, particularly in response to the 2011 incident in Fukushima, Japan, could necessitate substantial capital or operating expenditures at our Susquehanna nuclear plant. There also remains substantial uncertainty regarding the temporary storage and permanent disposal of spent nuclear fuel, which could result in substantial additional costs to us that cannot be predicted. In addition, although we have no reason to anticipate a serious nuclear incident at our Susquehanna nuclear plant, if an incident did occur, any resulting operational loss, damages and injuries could have a material adverse effect on our results of operations, cash flows and financial condition.

We cannot predict the outcome of the legal proceedings and investigations currently being conducted with respect to our current and past business activities. An adverse determination could have a material adverse effect on our financial condition, results of operations or cash flows.

We are involved in legal proceedings, claims and litigation and subject to ongoing state and federal investigations arising out of our business operations, the most significant of which are summarized in “Business—The Companies—Energy Supply—Legal Proceedings” and “Business—The Companies—RJS Power—Legal Proceedings.” We cannot predict the ultimate outcome of these matters, nor can we reasonably estimate the costs or liabilities that could potentially result from a negative outcome in each case.

We plan to optimize our competitive power generation operations, which involves a number of uncertainties and may not achieve the desired financial results.

We plan to optimize our competitive power generation operations. We plan to do this through power uprates at certain of our existing power plants, the construction of new power plants or modification of existing power plants, and the potential closure of certain existing plants and acquisition of plants that may become available for sale. These types of projects involve numerous risks. Any planned power uprates could result in cost overruns, reduced plant efficiency and higher operating and other costs. With respect to the construction of new plants or modification of existing plants, we may be required to expend significant sums for preliminary engineering, permitting, resource exploration, legal and other expenses before it can be established whether a project is feasible, economically attractive or capable of being financed. The success of both a new or acquired project would likely be contingent, among other things, upon the negotiation of satisfactory operating contracts, obtaining acceptable financing and maintaining acceptable credit ratings, as well as receipt of required and appropriate governmental approvals. If we were unable to complete construction or expansion of a project, we may not be able to recover our investment in the project. Furthermore, we might be unable to operate any new or modified plants as efficiently as projected, which could result in higher than projected operating and other costs and reduced earnings.

Cash flows of Talen Energy, Energy Supply and RJS Power and the ability to meet their obligations with respect to indebtedness and under guarantees largely depends on the financial performance of their subsidiaries and, as a result, is effectively subordinated to all existing and future liabilities of those subsidiaries.

Talen Energy, Energy Supply and RJS Power are each holding companies and conduct their operations primarily through subsidiaries. Substantially all of the consolidated assets of such holding companies are held by such subsidiaries. Accordingly, their cash flows and ability to meet debt and guaranty obligations are largely dependent upon the earnings of those subsidiaries and the distribution or other payment of such earnings in the form of dividends, distributions, loans or advances or repayment of loans and advances. The subsidiaries are separate and distinct legal entities and have no obligation to pay dividends or distributions to their parents or to make funds available for such a payment. The ability of such holding companies’ subsidiaries to pay dividends or distributions in the future will depend on the subsidiaries’ future earnings and cash flows and the needs of their businesses, and may be restricted by their obligations to holders of their outstanding debt and other creditors, as well as any contractual or legal restrictions in effect at such time, including the requirements of state corporate law applicable to payment of dividends and distributions, and regulatory requirements.

Because Talen Energy, Energy Supply and RJS Power are holding companies, their debt and guaranty obligations are effectively subordinated to all existing and future liabilities of their subsidiaries. Although certain agreements to which certain subsidiaries are parties limit their ability to incur additional indebtedness, Talen Energy, Energy Supply and RJS Power and their subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities. Therefore, Talen Energy’s, Energy Supply’s and RJS Power’s rights and the rights of their creditors, including rights of any debt holders, to participate in the assets of any of their subsidiaries, in the event that such a subsidiary is liquidated or reorganized, will be subject to the prior claims of such subsidiary’s creditors. See “Description of Material Indebtedness.”

Significant increases in our operation and maintenance expenses, including health care and pension costs, could adversely affect our future earnings and liquidity.

We continually focus on limiting and reducing our operation and maintenance expenses. However, we expect to continue to face increased cost pressures in our operations. Increased costs of materials and labor may result from general inflation, increased regulatory requirements (especially in respect of environmental regulations), the need for higher-cost expertise in the workforce or other factors. In addition, pursuant to collective bargaining agreements, we are contractually committed to provide specified levels of health care and pension benefits to certain current employees and retirees. We provide a similar level of benefits to our management employees. These benefits give rise to significant expenses. Due to general inflation with respect to such costs, the aging demographics of our workforce and other factors, we have experienced significant health care cost inflation in recent years, and we expect our health care costs, including prescription drug coverage, to continue to increase despite measures that we have taken and expect to take to require employees and retirees to bear a higher portion of the costs of their health care benefits. In addition, we expect to continue to incur significant costs with respect to the defined benefit pension plans for our employees and retirees. The measurement of our expected future health care and pension obligations, costs and liabilities is highly dependent on a variety of assumptions, most of which relate to factors beyond our control. These assumptions include investment returns, interest rates, health care cost trends, inflation rates, benefit improvements, salary increases and the demographics of plan participants. If our assumptions prove to be inaccurate, our future costs and cash contribution requirements to fund these benefits could increase significantly.

The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial position and results of operations.

Our operations depend on the continued efforts of our employees. Retaining key employees and maintaining the ability to attract new employees are important to both our operational and financial performance. We cannot guarantee that any member of our management or any one of our key employees will continue to serve in any capacity for any particular period of time. Certain events, such as an aging workforce, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges related to such a change include a lack of resources, losses to our knowledge base and the lengthy time required to develop new workers’ skills. In any such case, costs, including costs for contractors to replace employees, productivity costs and safety costs, may rise. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or changes in the availability and cost of contract labor may adversely affect our ability to manage and operate our business. If we are unable to successfully attract and retain an appropriately qualified workforce, our financial position or results of operations could be negatively affected.

War, other armed conflicts or terrorist attacks could have a material adverse effect on our business.

War, terrorist attacks and unrest have caused and may continue to cause instability in the world’s financial and commercial markets and have contributed to high levels of volatility in prices for oil and gas. Instability and unrest in the Middle East, Afghanistan, Ukraine and Iraq, as well as threats of war or other armed conflict elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in prices for oil and gas. In addition, unrest in the Middle East, Afghanistan, Ukraine and Iraq could lead to acts of terrorism in the United States or elsewhere, and acts of terrorism could be directed against companies such as ours. Armed conflicts and terrorism and their effects on us or our markets may significantly affect our business and results of operations in the future. In addition, we may incur increased costs for security, including additional physical plant security and security personnel or additional capability following a terrorist incident.

Risks Relating to Our Common Stock

There is currently no public market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions our stock price may fluctuate significantly.

There is currently no public market for our common stock, and there can be no assurance that an active trading market for our common stock will develop as a result of the Transactions or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the Transactions. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the possibility that our business profile and market capitalization may not fit the investment objectives of some PPL shareholders and, as a result, these shareholders may sell our shares after the Transactions are completed;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	continued industry-wide decrease in demand for electricity;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the inability to issue equity securities or convertible debt securities during the two year period following the date of the Distribution without jeopardizing the intended tax consequences of the Transactions;

•	restrictions on our ability to pay dividends under our revolving credit facility;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Transactions;

•	changes in earnings estimates by securities analysts or the combined company’s ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of us;

•	natural or environmental disasters that investors believe may affect our businesses;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting us or any of the principal products sold by us; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock. Until an orderly market develops, the trading prices for our common stock may fluctuate significantly.

After the completion of the Transactions, sales of our common stock may negatively affect its market price.

The sales of significant amounts of our common stock or any perception in the market that this will occur may result in the lowering of the market price of our common stock. Immediately following the Transactions, we estimate that              shares of our common stock will be issued and outstanding, based on the number of shares of PPL common stock expected to be outstanding as of the record date and the number of shares to be issued in a private placement transaction in connection with the Combination.

Of the outstanding shares, the approximately              shares delivered to the PPL shareholders who hold PPL common stock as of the record date will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” Such shares may be sold immediately in the public market. It is likely that some PPL shareholders, including some large shareholders, may sell such common stock for various reasons such as if our business profile or market capitalization following the Transactions does not fit their investment objectives. In particular, PPL is a member of the S&P 500 Index, while Talen Energy will not initially be and may not be in the future. Accordingly, certain PPL shareholders may elect or be required to sell our shares following the Transactions due to investment guidelines or other reasons.

The remaining outstanding              shares of common stock to be issued in a private placement transaction to the Contributors in connection with the Combination will be subject to certain restrictions on resale under the Securities Act. In addition, pursuant to the Stockholders Agreement, the Contributors will, subject to certain exceptions, be restricted from transferring, directly or indirectly, the shares of our common stock held by them for a period starting on the date of the prospectus and continuing for 180 days after the closing date of the Transactions. We may, in our discretion and without notice, release all or any portion of the shares of common stock subject to these 180-day lock-ups. See “Shares Eligible for Future Sale” for a description of these lock-up arrangements.

Upon the expiration of the lock-up described above, any sale of the shares issued to the Contributors in the public market will be subject to volume, manner of sale and other limitations under Rule 144. We expect that the Contributors will be considered affiliates 180 days after the Transactions based on their expected share ownership (consisting of              shares), as well as their board nomination rights. However, commencing 180 days following the Transactions, the Contributors will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible For Future Sale.”

As restrictions on resale end or if the Contributors exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our new stock incentive plan and directors deferred compensation plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statements on Form S-8 will cover              shares of our common stock.

If securities or industry analysts do not publish research or publish unfavorable research about Talen Energy, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no such coverage, the trading price for our stock would likely be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would also likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

The Contributors may exert significant influence over matters requiring stockholder approval in respect of the combined company. Ownership of our common stock will be highly concentrated after the Transactions and could prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of the Transactions, the Contributors, each of which is indirectly controlled by Riverstone Holdings, collectively will beneficially own 35% of the outstanding shares of our common stock. As a result, the Contributors will collectively exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock. The interests of the Contributors may conflict with the interests of our other stockholders. The Contributors may have an interest in having Talen Energy pursue acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment in Talen Energy, even though such transactions might involve risks to you. In addition, Riverstone Holdings and its affiliates engage in a broad spectrum of activities, including investments in the power generation industry. In the ordinary course of their business activities, Riverstone Holdings and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated bylaws will collectively:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	limit the ability of stockholders to remove directors;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office or by a sole remaining director, though we would expect that the Contributors would be entitled to designate any replacement of a director originally designated by the Contributors;

•	prohibit the calling of special meetings of stockholders unless called by the chairman of the board, if there be one, or by resolution of the board;

•	prohibit stockholder action by written consent, unless it is unanimous; and

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock. We currently intend to invest our future earnings, if any, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have received their shares in the Distribution. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, agreements governing our revolving credit facility may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus concerning expectations, beliefs, plans, objectives, goals, strategies, projections, estimates, future events or performance and underlying assumptions and other statements which are other than statements of historical fact are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in such forward-looking statements. In addition to the specific factors discussed in “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—RJS Power,” the following are among the important factors that could cause actual results to differ materially from the forward-looking statements.

•	delays in or additional costs related to the completion of the Transactions;

•	divestitures that may be required by regulators in order to achieve regulatory approval for the Transactions;

•	our ability to successfully integrate the businesses of Energy Supply and RJS Power and achieve anticipated synergies, cost savings and growth opportunities;

•	fuel supply cost and availability;

•	weather conditions affecting generation, customer energy use and operating costs and revenues;

•	operation, availability and operating costs of existing generation facilities;

•	the duration of and cost, including lost revenue, associated with scheduled and unscheduled outages at our generating facilities;

•	expansion of alternative sources of electricity generation;

•	laws or regulations to reduce emissions of “greenhouse” gases or the physical effects of climate change;

•	collective labor bargaining negotiations;

•	the outcome of litigation against Talen Energy and its subsidiaries;

•	potential effects of threatened or actual terrorism, war or other hostilities, cyber-based intrusions or natural disasters;

•	the commitments and liabilities of Talen Energy and its subsidiaries;

•	volatility in market demand and prices for energy, capacity, transmission services, emission allowances and RECs;

•	competition in retail and wholesale power and natural gas markets;

•	liquidity of wholesale power markets;

•	defaults by counterparties under energy, fuel or other power product contracts;

•	market prices of commodity inputs for ongoing capital expenditures;

•	capital market conditions, including the availability of capital or credit, changes in interest rates and certain economic indices, and decisions regarding capital structure;

•	volatility in the fair value of debt and equity securities and its impact on the value of assets in the NDT funds and in defined benefit plans, and the potential cash funding requirements if fair value declines;

•	interest rates and their effect on pension, retiree medical and nuclear decommissioning liabilities and interest payable on certain debt securities;

•	volatility in or the impact of other changes in financial or commodity markets and economic conditions;

•	the effectiveness of our risk management techniques, including hedging;

•	the effect on our operations and ability to comply with new statutory and regulatory requirements related to derivative financial transactions;

•	our ability to attract and retain qualified employees;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	changes in securities and credit ratings;

•	current and future environmental conditions, regulations and other requirements and the related costs of compliance, including environmental capital expenditures, emission allowance costs and other expenses;

•	legal, regulatory, political, market or other reactions to the 2011 incident at the nuclear generating facility at Fukushima, Japan, including additional NRC requirements;

•	changes in political, regulatory or economic conditions in states, regions or countries where Talen Energy or its subsidiaries conduct business;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation or regulatory developments;

•	the impact of any state, federal or foreign investigations applicable to Talen Energy and its subsidiaries and the energy industry;

•	the effect of any business or industry restructuring;

•	development of new projects, markets and technologies;

•	performance of new ventures; and

•	business dispositions or acquisitions and our ability to successfully operate acquired businesses and realize expected benefits from business acquisitions.

Any of the foregoing events or factors, or other events or factors, could cause actual results, including financial performance, to vary materially from the forward-looking statements included in this prospectus. You should consider these important factors, as well as the risk factors set forth in this prospectus, in evaluating any statement made in this prospectus. See “Risk Factors.” For the foregoing reasons, you are cautioned against relying on any forward-looking statements. Any forward-looking statement speaks on as of the date on which such statement is made, and Talen Energy does not undertake any obligation to update or revise these forward-looking statements, except as required by law.

THE TRANSACTIONS

Background of the Transactions

PPL, Energy Supply, Talen Energy, HoldCo, Merger Sub and RJS have agreed to separate Energy Supply from PPL by distributing 100% of the common stock of HoldCo (which will wholly own Energy Supply at such time) to PPL shareholders, and thereafter to combine the businesses of Energy Supply and RJS Power. Immediately after consummation of the Transactions, on a fully diluted basis, 65% of Talen Energy’s common stock will be held by PPL shareholders and 35% of Talen Energy’s common stock will be held by the Contributors, in the aggregate. After the Transactions, Talen Energy will be an independent, publicly traded company that operates the Energy Supply and RJS Power businesses.

The Transactions were structed as a Reverse Morris Trust (“RMT”) transaction. A RMT transaction is a spinoff structure in which, as part of a plan, a transaction partner, here the RJS Power business, combines with the spun off subsidiary, here the Energy Supply business, in a tax-free transaction. To ensure that a RMT transaction remains tax free to the distributing parent and the distributing parent’s shareholders, the transaction must meet several criteria, including that immediately following the transaction, historic shareholders of the distributing parent must own more than 50% of the stock by vote and value of the combined company.

The discussions with respect to the Transactions were initiated when PPL approached Riverstone Holdings and its affiliates about a possible transaction. Beginning with management presentations on February 13 through 14, 2014, and continuing up to the execution of the definitive agreements, representatives of PPL engaged in a comprehensive due diligence review of the RJS Power business, and representatives of the Contributors conducted a similar review of the Energy Supply business. On March 12, 2014, PPL received a final proposal letter from Riverstone Holdings, and on March 15, 2014, PPL entered into an exclusivity agreement with Riverstone regarding a proposed combination of the Energy Supply business and the RJS Power business. The parties negotiated the transaction after entering into the exclusivity agreement and entered into definitive agreements with respect to the Transactions on June 9, 2014.

PPL’s Reasons for the Transactions

PPL’s board of directors and management frequently review PPL’s portfolio of assets to evaluate its current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for PPL’s shareholders. PPL believes that the separation of the Energy Supply business and subsequent combination with the RJS Power business is the best way to realize the full value of the Energy Supply business in both the short- and long-term and provides each of Energy Supply and PPL with certain opportunities and benefits.

PPL’s board of directors believes that the Transactions will accomplish a number of important business objectives and benefits as they relate to Talen Energy:

•	the creation of one of the nation’s largest independent power producers with approximately 15,000 megawatts of diversified generation capacity located primarily in PJM and ERCOT;

•	the expectation that the combined company will be environmentally well positioned and will have a highly diversified fleet, robust cash flow generation capability and conservative capitalization providing a platform for future growth;

•	the creation of significant shareholder value by providing the PPL utility operations and Talen Energy competitive power operations the ability to make operating and capital decisions as separate businesses, the significant synergy potential from cost savings plus additional benefits from improved asset commercialization across Talen Energy’s generation fleet and the tax-free transaction structure;

•	the ability to use Talen Energy’s equity as compensation for employees in the competitive power generation business, which will result in equity compensation that is more in line with the financial results of such employees’ direct work product; and

•	the expectation that, PPL and Talen Energy will have compelling growth prospects as stand-alone companies and that the financial markets will ascribe valuations that more appropriately recognize the inherent strengths of each company.

In reaching its decision to approve the Transactions, the PPL board of directors consulted with PPL’s management and financial and legal advisors and considered a wide variety of factors, including:

•	the reports of PPL’s senior management, financial and legal advisors regarding their due diligence review of RJS Power and its business;

•	with input from PPL’s legal and financial advisors, the structure and terms of the Transaction Agreement, the Separation Agreement and the Employee Matters Agreement, which are summarized in this prospectus;

•	the likelihood of consummation of the Transactions and the time period necessary to close the Transactions;

•	the availability of other transactions and structures;

•	the nature of the Transactions, which would generally be tax-free to PPL and PPL’s shareholders; and

•	the potential value to PPL shareholders of the 65% of Talen Energy common stock that they will own after the consummation of the Transactions.

The PPL board of directors also considered the potential risks and countervailing factors associated with the Transactions, including that the anticipated benefits of the Transactions might not be realized. For additional information, see the section titled “Risk Factors.”

The foregoing description of the information and factors discussed by the PPL board of directors is not meant to be exhaustive but includes the material factors and information considered by it. The PPL board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the Transactions are advisable and fair to, and in the best interests of, the PPL shareholders. Rather, the PPL board of directors viewed its position as being based on the totality of the information presented to and considered by it.

Structure of the Distribution, the Merger and the Combination

Below is a step-by-step list describing the sequence of material events relating to the Distribution, the Merger and the Combination. Each of these events is discussed in more detail elsewhere in this prospectus. We anticipate that the following steps will occur on the Distribution Date in the following order:

Step 1—PPL Energy Funding, which is a direct subsidiary of PPL and the direct parent of Energy Supply, will distribute 100% of the outstanding equity securities of Energy Supply to PPL, following which Energy Supply will be a wholly owned, direct subsidiary of PPL.

Step 2—PPL will contribute 100% of the outstanding equity securities of Energy Supply to HoldCo, resulting in Energy Supply becoming a wholly owned, direct subsidiary of HoldCo.

Step 3—PPL will distribute 100% of the HoldCo common stock pro rata to its shareholders who are shareholders as of the record date for the Distribution.

Step 4—Merger Sub will merge with and into HoldCo, with HoldCo surviving as a wholly owned, direct subsidiary of Talen Energy and HoldCo common stock will be converted into common stock of Talen Energy on a one-for-one basis and delivered to PPL shareholders of record on the record date.

Step 5—The Contributors will contribute, directly or indirectly, all of the outstanding equity interests of RJS Power to Talen Energy in the Combination. In consideration of the foregoing contribution, we will issue additional shares of our common stock to the Contributors in an aggregate amount that will equal 35% of our total outstanding common stock following the Combination.

Step 6—Talen Energy will contribute, directly or indirectly, the equity interests of RJS Power to its direct subsidiary, HoldCo and HoldCo, in turn, either will contribute such equity interests to its direct subsidiary, Energy Supply, or will cause RJS Power to be merged with and into Energy Supply, with Energy Supply as the surviving entity in the merger.

How You Will Receive Talen Energy Common Stock

All of the shares of common stock of HoldCo outstanding immediately prior to the Merger will be distributed pro rata to PPL shareholders who hold PPL common stock as of the record date and will be converted into shares of Talen Energy common stock at the Effective Time and delivered to PPL shareholders. Assuming a record date of             ,     and approximately              shares of PPL common stock outstanding as of such date, in the aggregate approximately              shares of Talen Energy common stock would be delivered to PPL shareholders. The number of Talen Energy shares that PPL will ultimately deliver to its shareholders will (i) fluctuate depending on the number of PPL shares of common stock actually outstanding as of the record date and (ii) be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

Treatment of Fractional Shares

No certificates or scrip representing fractional shares of Talen Energy common stock will be issued pursuant to the Merger. Fractional shares of Talen Energy common stock that would otherwise be allocable to any record holders of PPL common stock will be aggregated, and no record holder of PPL common stock will receive cash equal to or greater than the value of one full share of Talen Energy common stock. Following the Merger, an exchange agent will sell the aggregated whole shares of Talen Energy common stock in the open market or otherwise as reasonably directed by PPL, in consultation with the Contributors. The exchange agent will make available the net proceeds of this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the record holders of PPL common stock.

New Energy Supply Revolving Credit Facility

Concurrently with, and subject to, the consummation of the Transactions, we intend to enter into a credit agreement with Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Bank of Tokyo-Mitsubishi UFJ Ltd. and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and the other agents and lenders from time to time party thereto, which will provide for a revolving loan facility consisting of a $1.850 billion revolving credit facility maturing in five years from the Closing Date (the “New Revolving Facility”). Concurrently therewith, Energy Supply will terminate existing credit facilities with aggregate commitments of approximately $3.2 billion and repay any borrowings thereunder, and RJS Power will terminate its existing $150 million revolving credit facility and repay any borrowings thereunder.

Material U.S. Federal Income Tax Consequences of the Transactions

The following describes the material U.S. federal income tax consequences of the Transactions to HoldCo, PPL and the PPL shareholders and, except as otherwise noted herein, represents the opinion of Simpson Thacher. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary does not address all of the

U.S. federal income tax consequences of the Transactions. In particular, it may not address U.S. federal income tax considerations applicable to the PPL shareholders subject to special treatment under U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, shareholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, shareholders who are subject to the alternative minimum tax and shareholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to shareholders that hold their PPL and HoldCo common stock as a capital asset. This summary does not address the U.S. federal income tax considerations applicable to the Contributors or any of their direct or indirect owners. Finally, this discussion does not address the effects of the Medicare contribution tax on net investment income, any U.S. state or local or non-U.S. tax considerations, or any U.S. federal estate, gift or alternative minimum tax considerations.

This summary is limited to PPL shareholders that are United States holders. A United States holder is a beneficial owner of PPL common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds stock of PPL or HoldCo, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such partnership and the particular partner. Any such partnership should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the Transactions.

PPL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION, MERGER, AND COMBINATION TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The Distribution

PPL’s obligation to complete the Distribution is conditioned upon PPL’s receipt of an opinion of Simpson Thacher, to the effect that (A) PPL’s election to treat Energy Supply as a corporation for U.S. federal income tax purposes (the “Energy Supply Election”), together with the distribution by PPL Energy Funding, which is a direct subsidiary of PPL and the direct parent of Energy Supply, of the outstanding equity securities of Energy Supply to PPL (the “Internal Distribution”), will qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, (B) the HoldCo Contribution, together with the Distribution, will qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code and (C) the Merger and the Combination will not cause Section 355(e) of the Code to apply to the Distribution or the Internal Distribution (the “Distribution Opinion”). The Distribution Opinion will be based on, among other things, certain representations and assumptions as to factual matters made by certain parties to the Transactions, including factual representations concerning Section 355(e) of Code, as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the Distribution Opinion. The Distribution Opinion will represent Simpson Thacher’s legal judgment, will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the Distribution Opinion. In addition, the Distribution Opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

Based upon, among other things, certain representations and assumptions as to factual matters made by certain of the parties to the Transactions, including factual representations concerning Section 355(e) of the Code, as discussed below, all of which must continue to be true and accurate in all material respects as of the effective time of the Distribution, and subject to the qualifications and limitations set forth above, it is the opinion of Simpson Thacher that each of the Energy Supply Election together with the Internal Distribution and the HoldCo Contribution together with the Distribution will qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code. Based on the foregoing, the material U.S. federal income tax consequences of the Distribution to PPL shareholders and PPL will be as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, PPL shareholders upon their deemed receipt of HoldCo common stock in the Distribution;

•	the basis of PPL common stock immediately before the Distribution will be allocated among the PPL common stock and HoldCo common stock deemed to be received in the Distribution, in proportion to relative fair market values at the time of the Distribution;

•	the holding period of HoldCo common stock deemed to be received in the Distribution by each PPL shareholder will include the period during which the shareholder held the PPL common stock on which the Distribution is made, provided that the PPL common stock is held as a capital asset on the date of the Distribution; and

•	no gain or loss will be recognized by PPL upon the Distribution.

United States holders that have acquired different blocks of PPL common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, the HoldCo common stock distributed with respect to such blocks of PPL common stock.

If the Distribution does not qualify as tax-free distribution pursuant to Section 355 of the Code, then each PPL shareholder who is deemed to receive HoldCo common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of HoldCo common stock deemed to be received, to the extent of such PPL shareholder’s ratable share of PPL’s earnings and profits. Each PPL shareholder would have a basis in HoldCo common stock deemed to be received equal to its fair market value.

In addition, if the Distribution does not qualify as a tax-free distribution pursuant to Section 355 of the Code, PPL would have taxable gain equal to the excess of the value of the assets transferred to HoldCo plus the value of any liabilities assumed by HoldCo over PPL’s tax basis for those assets. Even if the Distribution otherwise qualifies as a tax-free distribution pursuant to Section 355 of the Code, the Distribution will be taxable to PPL pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership (by vote or by value) of either PPL or HoldCo, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. Because the PPL shareholders will collectively own more than 50% of Talen Energy’s common stock following the Merger and Combination, the Merger and Combination alone will not cause the Distribution to be taxable to PPL under Section 355(e) of the Code. However, Section 355(e) of the Code might apply if other acquisitions of stock of PPL before or after the Merger and Combination, or of Talen Energy after the Merger and Combination, are considered to be part of a plan or series of related transactions that include the Distribution. In connection with the request of the Distribution Opinion, PPL intends to represent that the Distribution is not part of any such plan or series of related transactions. If Section 355(e) of the Code applies, then PPL may recognize a substantial amount of taxable gain. Even if Section 355(e) of the Code causes the Distribution to be taxable to PPL, the Distribution will nevertheless remain tax-free to the PPL shareholders.

Under the Separation Agreement, in certain circumstances and subject to certain limitations, Energy Supply is required to indemnify PPL for certain taxes that may be imposed on the Distribution, including taxes that arise as a result of actions or failures to act by Talen Energy, Energy Supply and HoldCo, as a result of changes in ownership of the stock of Talen Energy after the Merger and Combination or as a result of acquisition of PPL’s common stock by Talen Energy or certain related persons. See “The Separation Agreement and the Transaction Agreements—The Separation Agreement.” In addition, HoldCo may be required to make payments to PPL in respect of certain tax benefits that are realized by Talen Energy as a result of the Distribution being taxable. In some cases however, PPL might recognize gain on the Distribution without being entitled to an indemnification payment under the Separation Agreement.

U.S. Treasury regulations require each PPL shareholder that owns at least 5% of the total outstanding stock of PPL and receives stock in the Distribution to attach to its U.S. federal income tax return for the year in which the Distribution occurs a statement containing certain information relating to the tax-free nature of the Distribution.

The Merger and Combination

The Contributors’ and PPL’s obligations to complete the Merger and Combination are conditioned on receipt by PPL of the Distribution Opinion and an opinion of Simpson Thacher to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code and to the effect that the Merger and Combination will together qualify as a transaction described in Section 351 of the Code (the “Simpson Thacher Merger and Combination Opinion”). The Contributors’ obligation to complete the Combination is conditioned on receipt of a similar opinion from the Contributors’ counsel, Vinson & Elkins L.L.P.

The Simpson Thacher Merger and Combination Opinion will be based on, among other things, certain representations and assumptions as to factual matters made by certain of the parties to the Transactions. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the Simpson Thacher Merger and Combination Opinion. The Simpson Thacher Merger and Combination Opinion will represent respective counsel’s legal judgment, and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions. In addition, the Simpson Thacher Merger and Combination Opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

Based upon, among other things, certain representations and assumptions as to factual matters made by certain of the parties to the Transactions, all of which must continue to be true and accurate in all material respects as of the effective time of the Merger and Combination, and subject to the qualifications and limitations set forth above, it is the opinion of Simpson Thacher that the Merger will qualify as a reorganization under Section 368(a) of the Code and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code. Based on the foregoing, the material U.S federal income tax consequences of the Merger to HoldCo stockholders will be as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, HoldCo stockholders upon their receipt of Talen Energy common stock in the Merger (except with respect to cash received in lieu of fractional shares of Talen Energy common stock, as described below);

•	the basis of Talen Energy common stock received by a HoldCo stockholders in the Merger (including fractional shares of Talen Energy common stock for which cash is received) will equal the basis of the HoldCo stock exchanged;

•	the holding period of Talen Energy common stock received in the Merger by each HoldCo stockholder (including fractional shares of Talen Energy common stock for which cash is received) will include the period during which the stockholder held the HoldCo common stock exchanged, provided that the HoldCo common stock is held as a capital asset on the date of the Merger; and

•

any cash received in lieu of fractional share interests in Talen Energy common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or capital loss (the deductibility of which is subject to limitation) if the HoldCo common stock exchanged in the Merger is held as a capital asset on the date of the Merger and will be long-term capital gain or loss if the United States holder’s holding period for such fractional share interest, determined as described above, is greater than one year.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code or if the Merger and Combination together do not qualify as a transaction described in Section 351 of the Code, the HoldCo stockholders would be considered to have made a taxable sale of HoldCo stock to Talen Energy in exchange for Talen Energy common stock and would generally be required to recognize taxable gain to the extent that the fair market value of Talen Energy common stock received, including fractional shares of Talen Energy common stock for which cash is received, exceeds the adjusted basis in the HoldCo stock exchanged or loss to the extent that the basis of the HoldCo stock exchanged exceeds the fair market value of the Talen Energy common stock received, including fractional shares of Talen Energy common stock for which cash is received. Each HoldCo stockholder would have a basis in Talen Energy common stock received equal to its fair market value.

Information Reporting and Backup Withholding

Holders of HoldCo stock who receive Talen Energy common stock in the Merger must retain, and, in the event the holder holds at least 1% (by vote or value) of the total outstanding shares of HoldCo immediately prior to the Merger must attach to their U.S. federal income tax return for the year in which the Merger occurs a detailed statement setting forth, the information listed in Treasury Regulation § 1.368-3(b). Such information includes the holder’s tax basis in its shares of HoldCo stock and a description and statement of the fair market value of the Talen Energy common stock received in exchange therefor. Talen Energy and/or PPL will provide the appropriate information to such stockholders upon request.

Accounting Treatment and Considerations

The Financial Accounting Standards Board Accounting Standards Codification section 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Combination, the entity that issues the interests (Talen Energy in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•	If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. In this case, as Talen Energy has no significant pre-combination activities other than to issue shares to the shareholders of the combining companies, either Energy Supply or RJS Power would be identified as the accounting acquirer.

•	The relative voting interests of Talen Energy after the Transactions. In this case, PPL shareholders will receive 65% of the equity ownership and associated voting rights in Talen Energy after the Transactions, while the Contributors will receive 35%.

•	The composition of the governing body of Talen Energy after the Transactions. Upon the completion of the Transactions, the board of directors of Talen Energy will be comprised of eight members, five of whom will be designated by PPL, and three of whom are designated by the Contributors, as set forth in the Stockholders Agreement. The Chairman of the board of directors will be Stuart E. Graham, who currently serves on the board of directors of PPL, and the Chief Executive Officer of Talen Energy will be Paul A. Farr, who currently serves as President of Energy Supply.

•	The composition of the senior management of Talen Energy after the Transactions. The management team that will lead Talen Energy will be largely sourced from PPL.

•	The relative size of the entities combining to form Talen Energy (measured in, for example, assets, revenues, or earnings). In this case, Energy Supply is significantly larger than RJS Power in all respects.

Talen Energy’s management has determined that Energy Supply will be the accounting acquirer in the Transactions based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently, Energy Supply will apply acquisition accounting to the assets acquired and liabilities assumed of the RJS Power business upon consummation of the Transactions.

Listing and Trading of Our Common Stock

There is currently no market for our common stock. However, a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to apply to list our common stock on the NYSE under the symbol “            .” We will announce our when-issued trading symbol when and if it becomes available. Following the Transactions, PPL’s common stock will continue to trade on the NYSE under the symbol “PPL.”

Neither we nor PPL can assure you as to the trading price of PPL common stock or Talen Energy common stock after the Transactions, or as to whether the combined trading prices of Talen Energy common stock and PPL common stock after the Transactions will be less than, equal to or greater than the trading prices of PPL common stock prior to the Transactions. The trading price of Talen Energy’s common stock may fluctuate significantly following the Transactions. See “Risk Factors—Risks Relating to Our Common Stock—There is currently no public market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions our stock price may fluctuate significantly.”

Trading Prior to the Distribution Date

It is anticipated that shortly before the record date and through the Distribution Date, there will be a “when-issued” market in our common stock. We will announce our when-issued trading symbol when and if it becomes available. When-issued trading refers to a sale or purchase of securities made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for Talen Energy common stock that will be distributed to holders of PPL common stock on the Distribution Date. If you own shares of PPL common stock as of 5:00 p.m., New York City time on the record date, you will be entitled to Talen Energy common stock distributed pursuant to the Distribution and Merger. You may trade this entitlement to Talen Energy common stock, without the shares of PPL common stock you own, on the when-issued market. On the first trading day following the Distribution Date, we expect when-issued trading with respect to Talen Energy common stock will end and regular-way trading will begin. When-issued trading is expected to begin two days before the record date and when-issued trades are expected to settle within four days following the Distribution Date.

It is also anticipated that shortly before the record date and through the Distribution Date, there will be two markets in PPL common stock: a “regular-way” market and an “ex-distribution” market. PPL common stock that trades on the regular-way market will trade with an entitlement to Talen Energy common stock distributed pursuant to the Distribution and Merger. Shares that trade on the ex-distribution market will trade without an entitlement to Talen Energy common stock distributed pursuant to the Distribution and Merger. Therefore, if you sell shares of PPL common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive Talen Energy common stock in the Distribution and Merger. However, if you own shares of PPL common stock as of 5:00 p.m., New York City time, on the record date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the Talen Energy common stock that you would otherwise be entitled to receive pursuant to your ownership of shares of PPL common stock. Ex-distribution trading is expected to begin two days before the record date and ex-distribution trades are expected to settle within four days following the Distribution Date.

THE SEPARATION AGREEMENT AND THE TRANSACTION AGREEMENT

The Separation Agreement

The following is a summary of selected material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, dated as of June 9, 2014. The Separation Agreement is incorporated by reference in its entirety and is filed as an exhibit to the registration statement of which this prospectus forms a part. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. Recipients of this prospectus are urged to read the Separation Agreement in its entirety. The Separation Agreement has been included to provide recipients of this prospectus with information regarding its terms. It is not intended to provide any other factual information about PPL, Energy Supply, Talen Energy, HoldCo or Merger Sub. Information about PPL, Energy Supply, Talen Energy, HoldCo and Merger Sub can be found elsewhere in this prospectus.

The Separation Transactions

Under the Separation Agreement, PPL and Energy Supply will cause certain internal restructuring transactions to occur, including the following:

•	Energy Supply and the Energy Supply subsidiaries will convey certain excluded assets and liabilities to PPL or one or more of PPL’s other subsidiaries, as more particularly described in “—The Separation Agreement—The Separation”;

•	PPL will make the Energy Supply Election;

•	PPL Energy Funding will make the Internal Distribution, following which Energy Supply will be a wholly owned, direct subsidiary of PPL;

•	PPL and certain of its subsidiaries will convey to Energy Supply or one or more Energy Supply subsidiaries the Energy Supply assets, as more particularly described in “—The Separation Agreement—The Separation”;

•	PPL will make the HoldCo Contribution, resulting in Energy Supply becoming a wholly owned, direct subsidiary of HoldCo;

•	HoldCo will assume the Energy Supply liabilities, as more particularly described in “—The Separation Agreement—The Separation”; and

•	Certain intercompany agreements and accounts will be terminated, as more particularly described in “The Separation Agreement—Termination of Intercompany Agreements and Accounts.”

Timing of the Transactions Contemplated by the Separation Agreement

The internal restructuring will occur before the Distribution, which will occur immediately before the Merger and the Combination. See “—The Transaction Agreement.”

The Separation

Transfer of Assets

Subject to the terms and conditions of the Separation Agreement, PPL and certain of its subsidiaries will convey to Energy Supply or one or more Energy Supply subsidiaries, all of PPL’s and its applicable subsidiaries’ right, title and interest in the Energy Supply assets (to the extent not already held by Energy Supply), which includes (i) all assets of PPL and/or its subsidiaries (other than HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries) used or held for use primarily in, or that primarily arise or are produced from, the operation or conduct of the Energy Supply business, other than specified excluded assets, (ii) all assets of Energy Supply and/or any of its subsidiaries other than certain specified excluded assets and those that are used or held for use primarily in, or that primarily arise or are produced from, the operation or conduct of PPL’s other businesses as conducted immediately prior to the separation time consistent with past practice, and (iii) the following, with certain exceptions:

•	real property and leasehold interests in real property used or held for use primarily in the Energy Supply business, and all the buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto;

•	tangible and intangible personal property and interests used or held for use primarily in, or that primarily arise from, the operation or conduct of the Energy Supply business;

•	permits (including pending applications) and all rights under any contract with any governmental authority that are used or held for use primarily in the Energy Supply business;

•	past, present and future rights to causes of action, lawsuits, judgments, claims (including insurance claims), rights, refunds, credits, rights of recovery, rights of set-off (or any share thereof), counterclaims or demands to the extent related to the Energy Supply business or any Energy Supply asset or liability;

•	intellectual property primarily used in the Energy Supply business as of the separation time;

•	warranties to the extent relating to the Energy Supply assets or the Energy Supply business;

•	any contract that is primarily used by the Energy Supply business and all interests, rights, claims and benefits pursuant to, and associated with such contracts;

•	certain business records related to the Energy Supply assets or liabilities or the Energy Supply business;

•	accounts receivable, notes receivable or other amounts receivable to the extent arising out of the operation or conduct of the Energy Supply business;

•	cash and cash equivalents to the extent arising out of the operation or conduct of the Energy Supply business (subject to distributions permitted pursuant to the Transaction Agreement and the settlement of intercompany accounts pursuant to the Separation Agreement);

•	certain rights to contracts pursuant to which the counterparty provides products, services or intellectual property to both the Energy Supply business and PPL’s other businesses;

•	all ownership interests in Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries;

•	the rights of Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries under the Separation Agreement, the Transaction Agreement or any ancillary agreement;

•	goodwill of the Energy Supply business;

•	the right to enforce confidentiality provisions related to confidential information of the Energy Supply business;

•	certain assets specified in the disclosure schedules to the Separation Agreement; and

•	any and all assets that are expressly contemplated by the Separation Agreement, the Transaction Agreement or any ancillary agreement as assets to be retained by or conveyed to Energy Supply, Talen Energy, HoldCo, Merger Sub or any of their subsidiaries.

The Separation Agreement also identifies certain excluded assets that will not be transferred to Energy Supply or its subsidiaries as part of the separation, including (i) all assets of PPL and/or its subsidiaries (other than HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries) other than those used or held for use primarily in, or that primarily arise or are produced from, the operation or conduct of the Energy Supply business, (ii) all assets of Energy Supply and/or any of its subsidiaries that are used or held for use primarily in, or that primarily arise or are produced from, the operation or conduct of PPL’s other businesses as conducted immediately prior to the separation time consistent with past practice, and (iii) the following:

•	PPL names and marks;

•	certain contracts specified in the disclosure schedules to the Separation Agreement;

•	records relating to the negotiation and consummation of the Transactions;

•	cash and cash equivalents to the extent arising out of the operation or conduct of the business of PPL and/or any of its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries);

•	certain rights to contracts pursuant to which the counterparty provides products, services or intellectual property to both the Energy Supply business and PPL’s other businesses;

•	the right to enforce confidentiality provisions related to confidential information of PPL and its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries);

•	the rights of PPL and its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries) under the Separation Agreement, the Transaction Agreement or any ancillary agreement; and

•	all ownership interests in PPL and its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries).

For purposes of the Separation Agreement and the Transaction Agreement, “Energy Supply business” means the following:

•	the ownership and/or operation of electric generating facilities and related assets owned, leased or otherwise held or operated by Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries;

•	the ownership and operation of specified assets by PPL and its subsidiaries prior to the transfer by PPL Electric Utilities Corporation of such assets and related liabilities to certain subsidiaries of Energy Supply on July 1, 2000;

•	the ownership and/or operation of PPL Interstate Energy Company, Pennsylvania Mines Corporation, and Realty Company of Pennsylvania and their respective assets and businesses;

•	the marketing, trading, purchase and sale of electricity, natural gas, petroleum and other commodities in wholesale and retail transactions by PPL EnergyPlus, LLC, PPL Treasure State, LLC and PPL EnergyPlus Retail, LLC, and related hedging transactions;

•	the mechanical contracting business of PPL Energy Services Holdings, LLC and certain of its subsidiaries; and

•	the ownership and operation of PPL Land Holdings, LLC; in each case, excluding certain specified assets and liabilities.

Assumption of Liabilities

In connection with the Separation Transactions, HoldCo will assume, perform, discharge and fulfill when due and, to the extent applicable, comply with certain liabilities of the Energy Supply business described below and certain other liabilities described in the schedules to the Separation Agreement. The Energy Supply liabilities to be assumed by HoldCo include (i) all liabilities of PPL and/or its subsidiaries (other than HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries) to the extent arising out of, relating to or produced from the operation or conduct of the Energy Supply assets or primarily arising out of, relating to or produced from the operation or conduct of the Energy Supply business, (ii) all liabilities of Energy Supply and/or its subsidiaries except to the extent arising out of, related to or produced from the operation or conduct of PPL’s other businesses and other certain specified excluded liabilities and (iii) the following, with certain exceptions:

•	all liabilities that are expressly contemplated to be assumed by Energy Supply, Talen Energy, HoldCo, Merger Sub or any of their subsidiaries pursuant to the Separation Agreement, the Transaction Agreement or any ancillary agreement;

•	certain liabilities under contracts pursuant to which the counterparty provides products, services or intellectual property to both the Energy Supply business and PPL’s other businesses;

•	any liability of Energy Supply, Talen Energy, HoldCo, Merger Sub or any of their subsidiaries with respect to assets that were owned prior to June 9, 2014 by a subsidiary of Energy Supply but that, as of the Distribution, are no longer owned by such subsidiary of Energy Supply; and

•	certain liabilities specified in the disclosure schedules to the Separation Agreement.

The Separation Agreement and the disclosure schedules thereto also identify specific liabilities that will not be assumed by HoldCo as part of the separation, including the following liabilities:

•	any liability of PPL and/or any of its affiliates to the extent arising out of or related to any excluded asset or any other asset of PPL and/or any of its affiliates that is not an Energy Supply asset or certain other specified assets;

•	any liability of PPL and/or its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries) arising from the making or performance of the Separation Agreement, the Transaction Agreement or any ancillary agreement;

•	certain liabilities under contracts pursuant to which the counterparty provides products, services or intellectual property to both the Energy Supply business and PPL’s other businesses;

•	any liability of PPL or its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries) in connection with the termination of intercompany contracts or services; and

•	all liabilities that are expressly contemplated by the Separation Agreement, the Transaction Agreement or any ancillary agreement as liabilities to be retained or assumed by PPL or its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries), and all liabilities of such parties under those agreements.

Sufficiency of Assets

To the extent the failure of an asset to be an Energy Supply asset results in the material inaccuracy of the representation in the Transaction Agreement regarding the Energy Supply assets being sufficient to operate the Energy Supply business (referred to as a missing asset), Talen Energy may reasonably request on or prior to the eighteen-month anniversary of the Closing Date that PPL:

•	pay over to Talen Energy any payments received by PPL or its subsidiaries (other than Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries) directly generated by the missing asset following the date of the Distribution, but only to the extent the missing asset relates to the Energy Supply business; and

•	either (i) transfer the missing asset to Talen Energy or (ii) provide Talen Energy use of the missing asset or a reasonably comparable replacement. Talen Energy or one of its subsidiaries will pay for such use of the missing asset at a cost substantially equivalent to the historical cost allocated to the Energy Supply business for its use of the missing asset in order that Talen Energy will, consistent with past practice, receive the benefits and bear the economic burdens of the missing asset as closely as possible to historical practice. The selection of the above-described remedies will be in PPL’s discretion, subject to Talen Energy’s consent, not to be unreasonably withheld, delayed or conditioned.

Third Party Consents

Promptly after the signing of the Separation Agreement and for a period of twenty-four months following the date of the Distribution, PPL will use reasonable best efforts to transfer or reissue all permits and contracts and to obtain all consents and governmental approvals required to consummate the Separation Transactions.

Deferred Assets; Subsequent Transfers

To the extent the transfer of any Energy Supply assets or liabilities or excluded assets or liabilities requires any consents or governmental approvals which have not been obtained on or prior to the date of the Distribution, the party retaining such asset or liability will hold it in trust for the benefit or for the account of the party entitled to or obligated to assume the asset or liability until it is transferred (such assets or liabilities referred to as “deferred” assets or liabilities). At closing, the parties will enter into arrangements to provide the party entitled to or obligated to assume such deferred asset or liability with the benefits and the obligations thereof (in each case, as closely as possible to that which would be applicable if the consent or governmental approval had been obtained and the deferred asset or liability had been transferred). If and when the applicable consent or governmental approval is obtained, the transfer will be promptly effected in accordance with the Separation Agreement.

Termination of Intercompany Agreements and Accounts

Subject to specified exceptions, PPL and HoldCo will terminate all contracts between PPL and its subsidiaries (excluding Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries), on the one hand, and Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries, on the other hand (except any contract to which any third person is a party, the Transaction Agreement, the Separation Agreement and the ancillary agreements). Subject to specified exceptions, all accounts between PPL and its subsidiaries (excluding Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries), on the one hand, and Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries on the other hand, likewise will be satisfied and/or settled in full or otherwise cancelled and terminated or extinguished.

Shared Contracts

PPL and Energy Supply will use their reasonable best efforts to separate certain contracts to which the counterparty provides products, services or intellectual property to both the Energy Supply business and PPL’s other businesses into separate contracts so that from and after the Distribution, (i) Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries will have the sole benefit and liabilities with respect to each such contract to the extent related to the Energy Supply business and (ii) PPL and its subsidiaries will have the sole benefit and liabilities with respect to each such contract to the extent not related to the Energy Supply business. If any shared contract is not separated prior to the date of the Distribution, then the applicable portion of the contract will be treated as a deferred asset or liability. See “The Separation Agreement—Deferred Assets; Subsequent Transfers.” The obligations to use reasonable best efforts to separate any shared contract will terminate on the date that is twenty-four months following the date of the Distribution. No party will (or will permit any of its affiliates to) amend, renew, extend or otherwise modify any shared contract without the consent, not to be unreasonably withheld, delayed or conditioned, of the other parties to the extent such amendment, renewal, extension or modification would adversely affect such other party (or any of its affiliates) in any material respect. PPL will bear all third-party fees and out-of-pocket expenses that may be reasonably required in connection with obtaining the separation of any shared contract.

Tax Matters

Pursuant to the Separation Agreement, Energy Supply will indemnify PPL and certain affiliates for a variety of taxes, including (i) certain post-Distribution taxes attributable to the Energy Supply business and Talen Energy and (ii) income taxes imposed on PPL attributable to a failure of the Transactions to qualify for tax-free treatment as a result of, among other items, a post-Distribution breach of certain covenants (including those described below), and any post-Distribution acquisitions of Energy Supply, HoldCo or Talen Energy common stock. PPL will indemnify Talen Energy and certain affiliates for a variety of taxes, including (i) certain pre-Distribution taxes attributable to the Energy Supply business, (ii) PPL’s consolidated U.S. federal income taxes and (iii) income taxes imposed on Talen Energy attributable to a failure of the Transactions to qualify for tax-free treatment as a result of, among other items, a post-Distribution breach of certain covenants (including those described below), and any post-Distribution acquisitions of PPL common stock.

Pursuant to the Separation Agreement, (1) PPL and certain of its affiliates have agreed to refrain from taking any action that is inconsistent with the facts presented and representations made by PPL in connection with its request of the Distribution Opinion and Simpson Thacher Merger and Combination Opinion regarding the tax-free treatment of the Transactions and (2) Talen Energy and certain of its affiliates have agreed to refrain from taking any action that would cause the Transactions to fail to qualify for such tax-free treatment or to fail to take any action if such failure to act would cause the Transactions to not qualify for such tax-free treatment. In addition, for two years after the Distribution, PPL and Talen Energy and certain of their respective affiliates generally may not:

•	take any action, or fail or omit to take any action where the taking or the failure or omission to take such action could cause one or more persons to acquire a 50% or greater interest in PPL or Talen Energy or certain of their respective affiliates;

•	cease, or permit the cessation of, the active conduct of a business that was conducted immediately prior to the Distribution, or sell or otherwise transfer certain assets held at the time of the Distribution;

•	dissolve, liquidate, take any action that is a liquidation for federal income tax purposes, merge or consolidate with any other person (other than pursuant to the Merger); or

•	redeem or otherwise repurchase (directly or indirectly) any Talen Energy or PPL common stock (other than pursuant to certain open market purchases).

Nevertheless, Talen Energy or PPL is permitted to take any of the actions described above if it obtains an IRS private letter ruling or an opinion of counsel to the effect that the action will not affect the tax-free status of the Transactions.

PPL, HoldCo, Energy Supply and certain of their respective subsidiaries shall make protective elections under Section 336(e) of the Code with respect to the Distribution. If the Distribution is taxable and PPL is responsible for any taxes resulting from the Distribution pursuant to the Separation Agreement, HoldCo would be required to make periodic payments to PPL equal to the tax savings arising from a “step up” in the tax basis of HoldCo’s assets as a result of the Distribution being taxable and the election under Section 336(e) of the Code becoming effective.

Resignations

At or prior to the Distribution, PPL will cause each employee and director of PPL and its subsidiaries who will not be employed by Energy Supply, Talen Energy, HoldCo, Merger Sub or their subsidiaries after the date of the Distribution to be removed or resign, effective not later than the date of the Distribution, from all boards of directors or similar governing bodies, and from all positions as officers, of Energy Supply, Talen Energy, HoldCo, Merger Sub or their subsidiaries. At or prior to the Distribution, PPL will also cause each employee and director of Energy Supply, Talen Energy, HoldCo, Merger Sub or their subsidiaries who will not be employed by PPL or its subsidiaries after the date of the Distribution to be removed or resign, effective not later than the date of the Distribution, from all boards of directors or similar governing bodies, and from all positions as officers, of PPL or its subsidiaries.

Insurance

Effective as of the date of the Distribution, Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries will no longer be insured parties under PPL insurance policies. Talen Energy, however, will have the right to access (i) occurrence-based coverage for claims asserted after the date of the Distribution but arising out of an occurrence prior to such date and (ii) claims-based coverage for claims asserted prior to the date of the Distribution. PPL will use reasonable best efforts to acquire in the name of Talen Energy or the applicable subsidiary insurance coverage with respect to the Energy Supply business for claims made by Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries on or after the date of the Distribution with respect to incidents occurring prior to such date, on substantially the same terms as the previous PPL insurance policy. The obligations of PPL and its subsidiaries set forth in this section will terminate on the two-year anniversary of the date of the Distribution.

Directors’ and Officers’ Indemnification; Liability Insurance

PPL will, for a period of at least six years after the closing, indemnify and hold harmless, and provide advancement of expenses, to the maximum extent permitted under applicable law, to all past and present directors, managers or officers of Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries (other than the subsidiaries that comprise the RJS Power business that are contributed by the Contributors to Talen Energy in the Combination), and each individual who prior to the closing becomes a director, manager or officer of any of the foregoing entities, in respect of acts or omissions occurring at or prior to the closing, including for acts or omissions occurring in connection with any of the Transactions.

PPL will maintain in effect for each of the indemnified persons referred to above, for a period of at least six years after the closing, policies of “directors’ and officers’” liability insurance of at least the same coverage and containing terms and conditions which are, in the aggregate, no less advantageous to the insured, as the policies of insurance maintained by PPL or any of its subsidiaries at the time of the separation for its or their former directors and officers, with respect to claims arising from acts or omissions that occurred at or prior to the closing, including for acts or omissions occurring in connection with any of the Transactions.

Conditions to the Separation

The obligations of the parties to effect the Separation Transactions pursuant to the Separation Agreement are subject to each of the conditions to such party’s obligations to effect the closing of the Closing Transactions contemplated by the Transaction Agreement, as described in “—The Transaction Agreement—Conditions to Consummation of the Closing Transactions,” having been satisfied or waived (other than certain enumerated conditions and conditions that, by their nature, are to be satisfied between the separation time and closing or contemporaneously with closing).

Additional Covenants

Each of PPL and Energy Supply have undertaken specified covenants in the Separation Agreement restricting the conduct of their respective businesses and committing them to take specified actions. You are urged to read carefully the sections of the Separation Agreement entitled “Confidentiality; Access to Information” and “Additional Agreements.” The more significant of these covenants include:

•	confidentiality and access to information agreements with respect to and access by each party to confidential information (including making witnesses available) in the possession of the other party;

•	the use of PPL and Energy Supply trademarks after the closing, and other agreements related to intellectual property;

•	the removal of tangible Energy Supply assets located at any facilities of PPL or any of PPL’s subsidiaries (excluding Energy Supply and its subsidiaries), and the removal of tangible excluded assets located at any facilities of Energy Supply or any of its subsidiaries; and

•	certain real estate matters.

Mutual Releases; Indemnification

Release of Pre-Distribution Date Claims

Subject to specified exceptions, PPL, on the one hand, and each of the Contributors, HoldCo, Talen Energy and Energy Supply, on the other hand, will release each other and their respective subsidiaries, officers, managers and directors, and their respective successors and assigns, from any and all liabilities and any and all rights, claims and causes of action, whether arising under any contract or by operation of law or otherwise, including in connection with the Separation Transactions, the Transactions and all other activities to implement the Separation Transactions and/or the Transactions:

•	existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur at or before the closing; or

•	arising from any conditions existing or alleged to have existed at or before the closing.

The mutual release is subject to specified exceptions set forth in the Separation Agreement and the disclosure schedules thereto, including with respect to:

•	any liability that is retained, assumed or satisfied by Energy Supply or PPL or their respective subsidiaries under the Separation Agreement, or any other obligation of any of them under, the Separation Agreement, the Transaction Agreement or any ancillary agreement;

•	the indemnification obligations in the Separation Agreement;

•	any liability, the release of which would result in the release of any person other than those described above; and

•	any indemnification to which a director, officer, manager, employee or agent of PPL, Energy Supply, Talen Energy, HoldCo, Merger Sub or any of their subsidiaries, who was a director, officer, manager, employee or agent of such entity before the separation, is entitled, if such individual is or was entitled to a right of indemnification pursuant to such party’s organizational documents, any corporate policy of PPL or its subsidiaries or any contract.

Indemnification

Except as otherwise provided in the Separation Agreement, Energy Supply will indemnify PPL, its subsidiaries and all persons who are or have been directors, partners, managers, members, managing members, officers, agents or employees of PPL or its subsidiaries (except Energy Supply, Talen Energy, HoldCo, Merger Sub and their respective subsidiaries), together with their respective heirs, executors, administrators, successors and assigns, against all losses, liabilities, damages, penalties, judgments, awards, assessments, fines, penalties, obligations, deficiencies, amounts paid in settlement, taxes, costs and expenses (including reasonable attorneys’ fees and expenses) relating to any of the following, whether arising before or after the closing:

•	any Energy Supply liabilities;

•	any liability arising from, related to, or in connection with the financings described in this prospectus, subject to or except as otherwise provided in the Transaction Agreement;

•	any breach by Energy Supply, Talen Energy, HoldCo, Merger Sub or their subsidiaries of any obligations to be performed subsequent to the closing pursuant to the Separation Agreement, the Transaction Agreement or the ancillary agreements; and

•	any breach or inaccuracy of any representation or warranty of the Contributors set forth in the Transaction Agreement that survives the closing under the Transaction Agreement, which includes representations and warranties regarding (i) information to be supplied in connection with this prospectus or other documents required to be filed with the SEC or any other governmental authority, (ii) sufficiency of assets and (iii) broker’s or finder’s fees.

Except as otherwise provided in the Separation Agreement, PPL has agreed to indemnify Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries, RJS and their subsidiaries and all persons who are or have been directors, partners, managers, members, managins members, officers, agents or employees of such entities, together with their respective heirs, executors, administrators, successors and assigns, from and against all losses, liabilities, damages, penalties, judgments, awards, assessments, fines, penalties, obligations, deficiencies, amounts paid in settlement, taxes, costs and expenses (including reasonable attorneys’ fees and expenses) relating to any of the following, whether arising before or after the closing:

•	any excluded liabilities;

•	any breach by PPL or any of its subsidiaries (excluding Energy Supply, Talen Energy, HoldCo, Merger Sub and their subsidiaries) of any obligations to be performed subsequent to the closing pursuant to the Separation Agreement, the Transaction Agreement or the ancillary agreements; and

•	any breach or inaccuracy of any representation and warranty of PPL, Energy Supply, Talen Energy, HoldCo, Merger Sub or their subsidiaries (excluding the Contributors and their subsidiaries) set forth in the Transaction Agreement that survives the closing under the Transaction Agreement, which includes representations and warranties regarding (i) information to be supplied in connection with this prospectus or other documents required to be filed with the SEC or any other governmental authority, (ii) sufficiency of assets and (iii) broker’s or finder’s fees.

The indemnification provisions set forth above and in the Separation Agreement will not apply to indemnification claims relating to taxes, which are covered separately in the Separation Agreement. See “—The Separation Agreement—Tax Matters.”

Termination

Any time before the closing, the Separation Agreement will terminate without further action upon termination of the Transaction Agreement. If terminated, no party will have any liability to the other party, except as provided in the Transaction Agreement.

The Transaction Agreement

The following is a summary of selected material provisions of the Transaction Agreement. This summary is qualified in its entirety by the Transaction Agreement. The Transaction Agreement is incorporated by reference in its entirety and is filed as an exhibit to the registration statement of which this prospectus forms a part. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not by this summary or any other information included in this prospectus. Recipients of this prospectus are urged to read the Transaction Agreement in its entirety.

The Transaction Agreement has been included to provide recipients of this prospectus with information regarding its terms. The Transaction Agreement contains representations and warranties that the parties made to each other only as of specific dates and have been qualified by certain information disclosed to the other parties to the Transaction Agreement that is not reflected in the Transaction Agreement. In addition, certain of these representations and warranties were intended as a way of allocating risks among the parties if the statements contained therein prove to be incorrect, rather than establishing matters as actual statements of facts. Information as of the date of this prospectus about our business and ownership of our common stock to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Transactions can be found elsewhere in this prospectus.

The Distribution

Under the Transaction Agreement, immediately prior to the effective time of the Merger, PPL will distribute, on a pro rata basis, all of the outstanding shares of HoldCo common stock to record holders of PPL common stock as of the close of business on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date.

The Merger

Under the Transaction Agreement and in accordance with the DGCL, immediately following the Distribution and at the effective time of the Merger, Merger Sub will merge with and into HoldCo. As a result of the Merger, the separate corporate existence of Merger Sub will cease and HoldCo will continue as the surviving corporation, will become a wholly owned direct subsidiary of Talen Energy and will succeed to and assume all the property, rights, powers, privileges and franchises, and be subject to all of the debts, liabilities and duties of Merger Sub in accordance with the DGCL and upon the terms set forth in the Transaction Agreement. The certificate of incorporation and bylaws of HoldCo, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation and bylaws of the combined company from and after the effective time of the Merger until amended in accordance with applicable law and such certificate of incorporation. Cash in lieu of fractional shares will be distributed as described in “The Transactions—Structure of the Distribution, the Merger and the Combination—Treatment of Fractional Shares.”

As of the effective time of the Merger, each share of HoldCo common stock issued and outstanding following the Distribution and immediately prior to the effective time of the Merger (other than shares owned or held by Talen Energy, Merger Sub, HoldCo or any HoldCo subsidiary, which shares will be cancelled and retired) will be automatically converted into the right to receive one share of Talen Energy common stock, with the result that, immediately following the effective time of the Merger, the record holders of PPL common stock as of the close of business on the record date will own all of the outstanding shares of Talen Energy common stock.

The Combination

The Contributors will contribute the RJS Power business to Talen Energy as set forth below. In consideration thereof, Talen Energy will issue additional shares of Talen Energy common stock to the Contributors in an aggregate amount that will equal 35% of the total outstanding common stock of Talen Energy, taking into account the issuance of such shares following the Combination.

Under the terms of the Transaction Agreement, and substantially contemporaneous with the Merger, the Contributors will contribute, directly or indirectly, all of the outstanding equity interests of RJS Power to Talen Energy, free and clear of any security interest other than certain security interests in connection with the financings described in this prospectus or otherwise specified in the disclosure letter to the Transaction Agreement. Additionally, the parties will cooperate in good faith to identify a method for the contribution to Talen Energy of all of the outstanding members’ interests in Raven Power BargeCo LLC, a Delaware limited liability company (“BargeCo”). In the event the parties are unable to identify such a method prior to the Closing Date, RJS Power and/or its subsidiaries, as applicable, will enter into one or more agreements (or amendments to existing agreements) with BargeCo for coal transportation and related services, which will provide for a term that extends for not less than two years after the closing and otherwise be in form and substance reasonably satisfactory to the parties. Such agreements (or amendments to existing agreements) will not result in either increased liability or increased benefits to BargeCo compared to the agreements between BargeCo and RJS Power and/or its subsidiaries in effect on June 9, 2014. If, at any time following the Closing Date, an affiliate of the Contributors that, directly or indirectly, owns the members’ interests in BargeCo sells such members’ interests in BargeCo to a third party or BargeCo sells its barges to a third party, then the Contributors shall cause the proceeds of any such sale to promptly be paid to Talen Energy.

Transaction Expense Adjustments

Generally, all fees and expenses incurred in connection with the Transactions are to be paid by the party incurring such fees or expenses; however, any costs incurred by PPL, Energy Supply, Talen Energy, HoldCo or Merger Sub or any of their subsidiaries in connection with the Separation Transactions and the Distribution, other than certain shared expenses, are to be paid by PPL. Certain expenses incurred in connection with the Transactions are to be paid by Talen Energy if the Closing Transactions are consummated, or 65% by PPL and 35% by RJS if the Closing Transactions are not consummated. All fees and expenses of financial, legal, accounting and other professional advisors retained by each of the parties will be paid by the party incurring such fees and expenses; unless such expenses are considered “Shared Expenses” pursuant to the Transaction Agreement.

The Transaction Agreement provides that no later than five business days prior to the Closing Date, each of the parties will use their reasonable best efforts to deliver to the other final invoices and/or releases for certain transaction expenses and costs incurred by such party or any of its affiliates prior to or at the closing of the Transactions. At closing, Talen Energy will pay or reimburse PPL and/or RJS, as applicable, for these expenses. See “—The Transaction Agreement—Transaction Expense Adjustments.” Not later than sixty days following the Closing Date, each of PPL and RJS will cause to be prepared and delivered to Talen Energy and each other a statement setting forth such party’s good faith calculation of specified shared expenses paid by such party or any of its affiliates. Talen Energy will promptly pay or reimburse PPL and/or RJS, as applicable, for such expenses not previously paid by Talen Energy or its subsidiaries at the closing of the Transactions.

Conditions to Consummation of the Closing Transactions

The obligations of each party to consummate the Closing Transactions are subject to the satisfaction or waiver of closing conditions that are contained in the Transaction Agreement, including:

•	the absence of any temporary restraining order or preliminary or permanent injunction or other order by any governmental authority restraining or preventing the consummation of any of the Transactions;

•	the Separation Transactions having occurred in accordance with the Separation Agreement;

•	the Talen Energy common stock to be issued in the Closing Transactions having been authorized for listing on the NYSE, subject to official notice of issuance;

•	the receipt of certain consents, approvals and authorizations by governmental authorities, as described in “—The Transaction Agreement—Regulatory Approvals and Efforts to Close,” (including the expiration or termination of any waiting periods with respect thereto (and any extensions thereof) applicable to the Transactions), and such approvals having become final;

•	the effectiveness of the registration statement of which this prospectus forms a part, and the absence of any actual or initiated or threatened stop order in connection therewith;

•	all other necessary permits or filings under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of the Talen Energy common stock to be issued pursuant to the Closing Transactions having been obtained and effective, and the expiration of any applicable notice periods required by applicable stock exchange rules or the foregoing securities laws;

•	the receipt by the boards of directors of PPL and Talen Energy of a solvency opinion with respect to PPL and Talen Energy, in form and substance reasonably satisfactory to PPL and the Contributors, from a nationally recognized solvency valuation firm;

•	PPL’s receipt of (i) the Simpson Thacher Merger and Combination Opinion and (ii) the Distribution Opinion;

•	the effectiveness of the amended and restated certificates of incorporation and bylaws of Talen Energy and HoldCo, the Stockholders Agreement and the Transition Services Agreements; and

•	after giving effect to the financings described in “—The Transaction Agreement—Financing and Debt Payoff” on the Closing Date and the posting or grant of any credit support and other financial commitment required to be provided by RJS Power, Talen Energy, Merger Sub, HoldCo, Energy Supply and/or their respective subsidiaries in connection with, or as a condition to, the required regulatory approvals required in connection with the Separation Transactions and the Closing Transactions, there being at least $1.00 billion of undrawn capacity under a revolving credit facility or similar facility available to Talen Energy and its subsidiaries (for purposes of which any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding shall not be considered as drawn against such facility).

In addition, the Contributors’ obligations to consummate the Closing Transactions are subject to the satisfaction or waiver of the following conditions:

•	the covenants and agreements being performed by Talen Energy, Merger Sub, HoldCo, PPL, Energy Supply and their applicable subsidiaries in all material respects as of or prior to the closing of the Transactions (other than certain covenants and agreements which must be performed in all respects);

•	the representations and warranties of Talen Energy, Merger Sub, HoldCo, PPL and Energy Supply being true and correct in all respects, both at and as of June 9, 2014 and at and as of the Closing Date (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct (without giving effect to materiality or material adverse effect limitations) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (other than certain representations and warranties which much be true and correct in all respects);

•	the absence of a material adverse effect or any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect from June 9, 2014 through the Closing Date;

•	the receipt by the Contributors of an opinion of Vinson & Elkins L.L.P. as to certain tax matters;

•	the replacement or modification of specified interconnection agreements at or prior to the closing of the Separation Transactions; and

•	the delivery by Talen Energy, Merger Sub, HoldCo, PPL, Energy Supply and their applicable subsidiaries of duly executed counterparts of the Separation Agreement and each document, instrument or agreement to be delivered pursuant thereto, the Employee Matters Agreement, the Stockholders Agreement and the Transition Services Agreements.

Furthermore, PPL, Talen Energy, Merger Sub, HoldCo and Energy Supply’s obligations to consummate the Closing Transactions are subject to the satisfaction or waiver of the following conditions:

•	the covenants and agreements being performed by the Contributors in all material respects as of or prior to the closing of the Transactions (other than certain covenants and agreements which must be performed in all respects);

•	the representations and warranties of the Contributors being true and correct in all respects, both at and as of June 9, 2014 and at and as of the Closing Date (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct (without giving effect to materiality or material adverse effect limitations) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (other than certain representations and warranties which much be true and correct in all respects);

•	the absence of a material adverse effect or any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect from June 9, 2014 through the Closing Date;

•	the delivery by the Contributors of duly executed counterparts of the Separation Agreement and each document, instrument or agreement to be delivered pursuant thereto, the Employee Matters Agreement, the Stockholders Agreement and the Transition Services Agreements; and

•	the release of PPL and its affiliates (other than Energy Supply and its subsidiaries) from liability under specified guarantees.

PPL and the Contributors may waive, at their sole discretion, any of the conditions to their respective obligations to complete the Closing Transactions.

Regulatory Approvals and Efforts to Close

To complete the Transactions, there are filings, notices and waiting periods required in order for the parties to obtain required authorizations, approvals and/or consents from a number of federal and state public utilities, antitrust and other regulatory authorities. The filings the parties have made are described below and the parties are not otherwise currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ consummation of the Transactions.

FERC

The Transactions are conditioned on obtaining all approvals necessary under Section 203 of the Federal Power Act (“FPA”) for the disposition of or change in control over FERC jurisdictional facilities and the merger or consolidation of FERC jurisdictional facilities with another entity. On July 15, 2014, PPL and RJS Power filed a joint application with the FERC seeking all necessary approvals under Section 203 of the FPA.

Public Utility Commission

PPL and an affiliate of PPL have submitted the following applications for approval of the Transactions to the PUC: (i) the change in control with respect to PPL Interstate Energy Company, the owner of a natural gas pipeline, (ii) the transfer of certain property interests between PPL Electric and subsidiaries of Energy Supply, and (iii) any modification or amendment of associated affiliated interest agreements.

HSR Act

The Combination is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Transactions on antitrust grounds or from seeking preliminarily or permanently to enjoin the Transactions. None of the parties believe that the Transactions will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the Combination is not completed within twelve (12) months after the expiration or earlier termination of the applicable HSR Act waiting period, new information will be required to be submitted to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the Transactions could be completed.

The Contributors will file the requisite notification and report forms with the DOJ and the FTC.

NRC

Pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and 10 CFR 50.80, PPL submitted a license transfer application (“LTA”) on July 11, 2014 seeking the consent of the NRC to various indirect transfers of control of NRC nuclear facility licenses currently held by PPL Susquehanna in connection with the Transactions. The LTA also seeks NRC approval pursuant to 10 CFR 50.92 of conforming license amendments to the extent necessary to conform the licenses to reflect the proposed transfers.

FCC

The Transactions are also conditioned on receiving pre-approvals of license transfers by the Federal Communications Commission (the “FCC”). The subsidiaries of PPL and RJS Power that currently hold FCC licenses utilized in the Energy Supply business and the RJS Power business, as applicable, will seek FCC approval for the licenses in connection with the Transactions.

New Jersey Industrial Site Recovery Act

In addition, the consummation of the Transactions is conditioned upon compliance with the New Jersey Industrial Site Recovery Act.

Efforts to Close

Subject to the terms of the Separation Agreement and the other transaction-related agreements, the Transaction Agreement generally provides that the parties will use, and will cause their respective subsidiaries to use, their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to carry out the intent and purposes of the Transaction Agreement and to consummate the Transactions. The parties will:

•	reasonably cooperate and use reasonable best efforts to seek the cooperation of any third parties whose cooperation may be necessary or desirable;

•	file, execute and deliver any applications, notices, registrations, filings, reports, petitions, certificates, agreement, instruments and other documents required to be filed with any governmental authority necessary or advisable to consummate the Transactions and give all notices (if any) required to be made or given in connection with the Transactions;

•	use reasonable best efforts to obtain each required approval, consent, ratification, permission and waiver of authorization from governmental authorities or other persons;

•	use reasonable best efforts not to take any action that could reasonably be expected to (i) materially delay the obtaining of, or materially increase the risk of not obtaining, any necessary authorization, consent, order, declaration or approval of any governmental authority or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise, (iv) materially delay or prevent the consummation of the Transactions or (v) materially and adversely increase the conditions that are likely to be imposed by any governmental authority in connection with obtaining its approval for the Transactions;

•	use reasonable best efforts to lift any restraint, injunction or other legal bar to the Transactions; and

•	subject to certain limitations, enter into and perform one or more agreements to hold separate and divest or license such businesses, products and assets of any of the foregoing, and take all such other actions as may be necessary to obtain the agreement or consent of any governmental authority to the Transactions.

No party may settle any action or enter into any consent or order with any governmental authority without the consent of the other parties, provided that such consent will not be required if (i) the effect of such settlement, consent or order would not reasonably be expected to have a material adverse effect on the combined businesses of Energy Supply and RJS Power and (ii) but for such settlement or entry into such consent or order, the Outside Date (as defined below) would have occurred without such regulatory approval having been obtained.

Notwithstanding the foregoing, reasonable best efforts will not require PPL, the Contributors or any of their subsidiaries to take any action that would have a material adverse effect on the combined businesses of Energy

Supply and RJS Power. In addition, except as set forth in the disclosure letter to the Transaction Agreement, the above-described provisions will not require any party to cause any affiliate (other than a subsidiary of such party) to take any action or omit to take any action.

In addition, the Transaction Agreement provides that the parties will, and will cause their subsidiaries to (i) execute and deliver officer’s certificates as may be reasonably requested by counsel for purposes of rendering opinions with respect to the tax treatment of the Closing Transactions and (ii) use their reasonable best efforts to obtain the opinions of counsel and the solvency opinion which are conditions to the consummation of the Closing Transactions.

The Transaction Agreement provides that in the event that the NRC, in connection with the approval for indirect transfer of control of the operating license for the Susquehanna Steam Electric Station, determines that, as a condition to such approval, additional assets or standby guarantees or similar financial commitments are required to establish the financial qualifications of HoldCo, Talen Energy, Energy Supply or their subsidiaries, Talen Energy will bear such obligation and PPL will not be responsible for any such obligation.

Mitigation Plans

We expect to be required to sell or otherwise dispose of at least 1,300 MW of generating capacity in order to obtain the FERC regulatory approval required to complete the Transactions. We have proposed to the FERC two alternative divestiture packages: 1) our Bayonne, Camden, Newark Bay, Pedricktown, Elmwood Park, York and Ironwood plants or 2) our C.P. Crane, Bayonne, Camden, Newark Bay, Pedricktown, Elmwood Park, York, Holtwood and Wallenpaupack plants. On December 18, 2014, the FERC issued an order granting conditional approval of the Transactions, subject to the conditions that, within 30 days following the order, we (a) commit to dispose of the assets referenced in both of the divestiture packages described above, (b) commit to dispose of the assets in one of the divestiture packages described above and agree to cost-based price controls on electricity sold into certain markets by the generating facilities in the other divestiture package that are not sold, or (c) propose an alternative mitigation plan to address the FERC’s competitiveness concerns. We are assessing the options presented by the FERC in detail, and expect to submit a reply that addresses the FERC’s competitiveness concerns. As a result, Talen Energy’s generation portfolio will not include all of the plants that currently comprise the Energy Supply business and the RJS Power business.

Representations and Warranties

The Transaction Agreement contains substantially reciprocal customary representations and warranties that PPL, HoldCo, Talen Energy, Merger Sub and the Contributors made to each other as of specific dates.

The representations and warranties by each of PPL, HoldCo, Talen Energy, Merger Sub and the Contributors in the Transaction Agreement relate to, among other things:

•	due organization, good standing and corporate power;

•	each party’s respective subsidiaries;

•	authority to enter into the Transaction Agreement (and other transaction-related agreements) and no conflicts with or violations of governance documents, other obligations or laws;

•	statutory and regulatory approvals and other third party consents;

•	capitalization;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with SEC requirements of the information supplied for this prospectus (and any other applicable requirements of the information supplied to other governmental authorities);

•	litigation and similar actions;

•	compliance with applicable laws and ownership of certain permits;

•	existence and enforceability of material contracts;

•	employees and employee benefits matters;

•	labor matters;

•	title to and sufficiency of assets necessary to operate each of the parties’ respective businesses;

•	environmental matters;

•	tax matters;

•	regulatory status;

•	intellectual property matters;

•	insurance;

•	real property;

•	trading and derivative products; and

•	payment of fees to brokers or finders in connection with the Transactions.

In addition, PPL, HoldCo, Talen Energy and Merger Sub made representations and warranties that relate to SEC filings and NRC status.

Many of the representations and warranties contained in the Transaction Agreement are subject to a “material adverse effect” standard and do not survive the closing, except for the representations and warranties related to (i) information supplied in this prospectus or to any other governmental authority, (ii) sufficiency of assets and (iii) the payment of fees to brokers or finders in connection with the Transactions, (which survive for eighteen months after the closing of the Transactions).

Under the Transaction Agreement, “material adverse effect”, when used in connection with the Energy Supply business and the RJS Power business, means any event, change, effect, development, state of facts, circumstance, condition or occurrence, individually or in the aggregate, that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the relevant party and its subsidiaries, taken as a whole or the ability of such party to consummate the Closing Transactions. However, any event, change, effect, development, state of facts, circumstance, condition or occurrence (i) generally affecting the economy or the financial, securities or commodities markets in the United States or in the geographies, or the industry or industries in which such party operates or (ii) resulting from or arising out of the following will not be included in the definition of a material adverse effect (but only, as to clause (i) above or the first, third, fourth and fifth bullet points below, to the extent such party is not and is not reasonably expected to be disproportionately affected thereby relative to other participants in the industries in which such party operates):

•	any changes, events or developments in the international, national, regional, state or local wholesale or retail markets for electricity, capacity or fuel or related products, including changes in customer usage patterns;

•	the announcement or the existence of, or compliance with the Transaction Agreement, the Separation Agreement or any ancillary agreement or the consummation of the Transactions;

•	any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law (including any environmental law) after June 9, 2014;

•	any changes in GAAP or accounting standards or regulatory accounting requirements applicable to such party, or interpretations thereof after June 9, 2014;

•	any weather-related or other force majeure event or outbreak of hostilities or escalation thereof or acts of war or terrorism occurring after June 9, 2014;

•	any failure to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or cash position or budgets (it being understood that the facts, events or circumstances giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect);

•	any reduction in the credit rating of such party or its subsidiaries (it being understood that the facts, events or circumstances giving rise to or contributing to such change in credit rating may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect); and

•	seasonal fluctuations in the business of such party.

Conduct of Business

Until the earlier of the closing and termination of the Transaction Agreement, subject to certain exceptions and items disclosed in the schedules to the Transaction Agreement, each of PPL, Energy Supply, HoldCo, Talen Energy and Merger Sub, with respect to the Energy Supply business, and each of the Contributors, with respect to the RJS Power business, are required to use commercially reasonable efforts to (i) carry on its respective business in the ordinary course consistent with past practice and in accordance with prudent operating practice and (ii) maintain in effect and comply with all existing material permits in all material respects and to comply in all material respects with applicable laws. In addition, until the earlier of the closing and termination of the Transaction Agreement, each of PPL, Energy Supply, HoldCo, Talen Energy, Merger Sub and their subsidiaries and the Contributors agreed not to take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which would (i) cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code or the Merger and the Combination to fail to together qualify as a contribution of property described in Section 351 of the Code or (ii) prevent any Separation Transaction from qualifying for the intended tax-free treatment. Until the earlier of the closing and termination of the Transaction Agreement, other than pursuant to the Transaction Agreement, the Separation Agreement or any other transaction-related agreements, none of PPL, Energy Supply, HoldCo, Talen Energy, Merger Sub or the Contributors will enter into any proposed acquisition transaction or permit or acquiesce in any proposed acquisition transaction as a result of which (i) PPL, PPL Energy Funding, HoldCo, Talen Energy or Energy Supply would merge or consolidate with any other person or (ii) one or more persons (including persons acting in concert) could acquire a 50% or greater interest in PPL, PPL Energy Funding, HoldCo, Talen Energy or Energy Supply for purposes of Section 355(d) or (e) of the Code.

Without the prior written consent of the other parties to the Transaction Agreement, subject to certain specified exceptions and thresholds, and items disclosed in the schedules to the Transaction Agreement, none of PPL, Energy Supply, HoldCo, Talen Energy or Merger Sub (with respect to the Energy Supply business only), or the Contributors (with respect to the RJS Power business only) may take any or all of the following actions or commit or agree to take any of the following actions:

•	declare or pay any dividends or other distribution;

•	repurchase, redeem or otherwise acquire any of its capital stock or enter into any agreement with respect to the voting of its capital stock or purchase any of its capital stock;

•	split, combine, reclassify, subdivide or take similar actions with respect to any of its capital stock or issue or authorize or propose the issuance of any of its capital stock or other securities in respect of, in lieu of or in substitution for such capital stock;

•	sell, pledge, dispose of, lease, license or otherwise transfer any assets (other than contracts and energy marketing and trading transactions);

•	enter into or engage in certain energy marketing and trading transactions;

•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any assets (including the capital stock of any person);

•	incur or guaranty any of the following types of indebtedness: (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money; (ii) for any indebtedness evidenced by notes, debentures, bonds or other similar instruments or debt securities or (iii) other than specified guarantees, in respect of (including contingent reimbursement obligations with respect to) letters of credit and bankers’ acceptances;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	make a material change in its financial accounting policies or procedures or its methods of reporting revenue, expenses or other material items for financial accounting purposes, except as allowed by a change in GAAP, FERC, SEC (or, with respect to the Energy Supply business only, NRC) rule or policy or required by applicable law or as may be required in connection with the Transactions;

•	make, change or revoke any material tax election or method of accounting on which tax reporting is based, settle, compromise or abandon any material action relating to taxes, extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax (other than any such extension with respect to periods for which PPL provides an indemnity under the Separation Agreement) or amend any material tax return;

•	fail to make capital expenditures if such failure would not be in accordance with prudent operating practice;

•	make certain employee arrangements described in “—The Transaction Agreement—Employee Matters”;

•	amend or modify, in any material respect, renew or terminate, enter into, waive, release, assign or otherwise forego any material right or claim under any material contract, other than in the ordinary course of business with certain limitations, as expressly permitted by the Transaction Agreement or, with respect to the Energy Supply business only, as required by any collective bargaining agreement;

•	amend or modify (except for immaterial amendments or modifications), enter into, waive, release, assign or otherwise forego any material right or claim under any contract with certain affiliates, or otherwise make any loans, advances or other payments to, or enter into any other arrangement with certain affiliates;

•	commence, waive, release or settle any action or agree to the entry of any order if such action or order would restrict the operation of such party’s business in any material respect following the Closing Date;

•	fail to maintain insurance (including outage insurance) in such amounts and against such risks and losses as are customary for companies engaged in the power generation industry and consistent with past practice;

•	effect or permit a plant closing, mass layoff or similar event under the WARN Act;

•	amend or otherwise change its organizational documents in any material respect; or

•	engage in any business other than the business conducted by such party as of June 9, 2014 and activities incidental thereto.

In addition, without the prior written consent of the Contributors, none of PPL, Energy Supply, HoldCo, Talen Energy or Merger Sub (with respect to the Energy Supply business only), may take any or all of the following actions or authorize, commit or agree to take any of the following actions:

•	amend, supplement or otherwise modify the Energy Supply trading guidelines or the Energy Supply credit policies, unless such modifications are more restrictive;

•	terminate, suspend or permit or grant any exception in respect of the Energy Supply trading guidelines or the Energy Supply credit policies, except as provided for in the Transaction Agreement;

•	prior to the Distribution, permit HoldCo, Talen Energy or Merger Sub to conduct any activities other than the negotiation and execution of the transaction-related agreements and the consummation of the Transactions;

•	enter into any guarantees that would need to be novated, assigned or replaced pursuant to the Transaction Agreement, other than in the ordinary course of business and not in excess of $10 million in the aggregate; or

•	amend, supplement or otherwise modify the definitive documentation evidencing the sale of the Montana hydroelectric facilities and related assets to NorthWestern in a manner that could reasonably be expected to be materially adverse to Energy Supply, HoldCo, Talen Energy, Merger Sub or their subsidiaries.

Furthermore, the Contributors may not and may not permit any of their respective affiliates to transfer employment of any employee to the Contributors without PPL’s consent. Additionally, HoldCo, Talen Energy, Merger Sub, Energy Supply, PPL or their respective subsidiaries may not and may not permit the transfer of the employment of any employee of PPL and each of its subsidiaries to HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries other than as provided in the Employee Matters Agreement described below.

Employee Matters

Subject to certain exceptions and other than as required by law or certain collective bargaining agreements or permitted by the Transaction Agreement or any other transaction-related agreement, none of HoldCo, Talen Energy, Merger Sub, Energy Supply, PPL or their respective subsidiaries will:

•	adopt or materially amend any Energy Supply benefit plans (other than (1) amendments that, individually or in the aggregate, result in a net reduction of the benefit costs of HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries, (2) as required by the existing terms of any Energy Supply benefit plan in effect on the date of the Transaction Agreement or (3) in connection with the adoption or amendment of Energy Supply benefit plans (or other practices) that are necessary to comply with the Transaction Agreement or an ancillary agreement);

•	materially increase the salaries, wage rates, bonus opportunities, benefits or other compensation (including equity based compensation) of Energy Supply Employees (as defined in the Employee Matters Agreement), except (1) in the ordinary course of business, (2) as required to comply with applicable law, the existing terms of any Energy Supply benefit plan or collective bargaining agreement in effect or pending on the date of the Transaction Agreement, (3) in connection with the adoption or amendment of Energy Supply benefit plans (or other practices) that are necessary to comply with the Transaction Agreement or an ancillary agreement), (4) in connection with employment agreements or arrangements entered into with any Energy Supply Employees who are hired to replace employees who have voluntarily left their employment or been terminated as permitted by the Transaction Agreement or to fill open positions existing as of the date of the Transaction Agreement, or who are promoted after the date of the Transaction Agreement, in each case consistent with past practice, (5) severance arrangements with individual employees that include releases of claims, which such agreements (and releases) are consistent with past practice or (6) retention agreements or arrangements with individual Energy Supply Employees; or

•	transfer the employment of any employee of PPL and each of its subsidiaries to HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries other than as provided in the Employee Matters Agreement.

No Solicitation

PPL, Energy Supply, Talen Energy, HoldCo, Merger Sub and the Contributors, and their subsidiaries and their respective officers, directors and employees will not, and will use their reasonable best efforts to cause their other representatives and their subsidiaries’ other representatives not to, directly or indirectly:

•	solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission or announcement of any Takeover Proposal (as defined below);

•	furnish any nonpublic information regarding any of the parties or their subsidiaries to any person (other than the other parties and/or their representatives) in connection with or in response to a Takeover Proposal;

•	engage or participate in any discussions or negotiations with any person (other than the other parties and/or their representatives) with respect to any Takeover Proposal;

•	approve, endorse or recommend any Takeover Proposal; or

•	enter into any letter of intent, agreement in principle or other agreement providing for any Takeover Transaction (as defined below).

PPL, Energy Supply, Talen Energy, HoldCo, Merger Sub and the Contributors will give each other prompt notice (and in any event, within 48 hours) of receipt of any Takeover Proposal, or any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in, a Takeover Proposal, and keep each other informed in reasonable detail, on a prompt basis (and in any event, within 48 hours) of the status and terms thereof, including any material developments or modifications to the terms thereof.

A “Takeover Proposal” means any bona fide offer, inquiry, proposal or indication of interest received from a third party relating to, or which is reasonably expected to lead to, any Takeover Transaction.

A “Takeover Transaction” means, with respect to each of Energy Supply, Talen Energy, HoldCo, Merger Sub, the Contributors and their respective subsidiaries:

•	other than in the ordinary course of business, any direct or indirect acquisition (whether by purchase, lease, exchange, transfer, merger or consolidation), in a single transaction or a series of related transactions, of any assets of such party that constitute or account for 10% or more of the consolidated assets, consolidated revenues or consolidated net income of (i) the Energy Supply business (other than any such transaction in respect of PPL common stock) or (ii) the Contributors and their subsidiaries, taken as a whole (other than any such transaction in respect of any direct or indirect equity interests in any of the funds managed or advised by, or general partners associated with, Riverstone Investment Group LLC or any of its affiliates);

•	any direct or indirect acquisition of any capital stock, tender offer, exchange offer or other similar transaction of or involving such party (other than, as applicable, any such transaction in respect of (i) PPL common stock or (ii) any direct or indirect equity interests in any of the funds managed or advised by, or general partners associated with, Riverstone Investment Group LLC or any of its affiliates);

•	any merger, consolidation, share exchange, recapitalization, spinoff, consolidation, other business combination or similar transaction (or series of related transactions) involving such party (other than, as applicable, any such transaction (i) of PPL or (ii) in respect of any direct or indirect equity interests in any of the funds managed or advised by, or general partners associated with, Riverstone Investment Group LLC or any of its affiliates);

•	the liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of such party; or

•	any other similar transaction (or series of related transactions) involving such party that would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Tax Matters

The Transaction Agreement includes certain covenants designed to ensure that the Energy Supply business (i) pays amounts to PPL equal to the portion of PPL’s income tax expense that is attributable to the Energy Supply business during the period beginning on the date that the Transaction Agreement was signed and ending on the date of the Distribution and (ii) is compensated for any income tax benefit it confers to PPL during the same period. PPL’s good faith judgment of the amount of such income tax expense and benefit will be final and binding under the Transaction Agreement, and subsequent redeterminations of PPL’s income taxes, by the IRS or otherwise, will not result in the adjustment of any payments for tax expenses or benefits after the date of the Distribution.

Financing and Debt Payoff

PPL, Talen Energy, HoldCo and Energy Supply will use their reasonable best efforts to arrange and obtain one or more credit and/or letter of credit facilities and/or issue debt securities of Energy Supply to be available at or prior to the Closing Date (the “Energy Supply Financing”) to fund the refinancing of certain indebtedness of Energy Supply and the refinancing of certain indebtedness of the Contributors identified to PPL in writing no later than sixty (60) days prior to the Closing Date. Unless otherwise consented to by the Contributors, the terms and conditions of the Energy Supply Financing will be at then-prevailing market terms for similar indebtedness of companies of a size and with a credit rating or profile similar to the combined business of Energy Supply and RJS Power (following the Closing Transactions). We expect the entry into the New Revolving Facility in connection with the Transactions will satisfy this condition.

In addition, the Contributors agreed to use their reasonable best efforts to arrange and obtain at or prior to the closing of the Transactions (i) an offering of unsecured senior notes issued in a private placement under Rule 144A or Regulation S of the Securities Act in an amount not to exceed $1,300 million (to include the terms set forth in the disclosure letter to the Transaction Agreement) and (ii) a working capital revolving credit facility in an initial principal amount not to exceed $200 million (the “RJS Financing”). The issuance by RJS Power in July 2014 of $1,250 million aggregate principal amount of senior notes due 2019 satisfied this condition.

Other Covenants and Agreements

The Transaction Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Transaction Agreement) relating to:

•	termination of intercompany agreements and accounts with respect to the RJS Power business;

•	transfer of certain domain name registrations;

•	the making of public announcements or press releases with respect to the Transaction Agreement (and other transaction-related agreements) and the Transactions;

•	confidentiality and reasonable access with respect to certain information relating to the parties;

•	as of the closing, the approval of the listing on the NYSE of the Talen Energy common stock to be issued in connection with the Closing Transactions;

•	cooperation among the parties relating to amendments to the Transaction Agreement (and other transaction-related agreements) necessary for delivery of the counsel opinions required for closing of the Transactions;

•	Talen Energy’s post-closing commitments to maintenance of its headquarters in Pennsylvania;

•	cooperation of the parties in order to novate, assign or replace certain guarantees issued by PPL and its affiliates in support of the Energy Supply business;

•	commitments with respect to the operation of the Susquehanna Steam Electric Station between the signing of the Transaction Agreement and the closing of the Transactions;

•	the exemption under Rule 16b-3 under the Exchange Act of acquisitions or dispositions of HoldCo common stock or Talen Energy common stock resulting from the Closing Transactions by certain officers and directors;

•	the delivery of unaudited financial statements between the signing of the Transaction Agreement and the closing of the Transactions;

•	the development of a system of internal controls over financial reporting and integration of the financial reporting systems of Talen Energy and the RJS Power business; and

•	the negotiation of the amended and restated certificates of incorporation of Talen Energy and HoldCo, the amended and restated bylaws of Talen Energy and HoldCo, the Stockholders Agreement and the Transition Services Agreements.

Amendment; Waiver

The Transaction Agreement may not be amended except by an instrument in writing signed by each of the parties. Any provision of the Transaction Agreement may be waived, provided that any such waiver must be set forth in a writing executed by the waiving party.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of PPL and the Contributors. It may also be terminated by either PPL or the Contributors if:

•	the Closing Transactions have not been consummated on or prior to June 30, 2015 (the “Outside Date”); however, if all of the conditions to closing have been satisfied or are capable of being satisfied (other than the receipt of all consents, approvals and authorizations by governmental authorities), such date may be extended by any party to December 31, 2015. No party may extend such date if the failure of the closing to occur by such date is due to the failure of such party to perform its obligations set forth in the Transaction Agreement, and no party may terminate the Transaction Agreement if the consent of such party over settlements, consents and orders with governmental authorities is no longer required pursuant to the Transaction Agreement and all other conditions to closing have been satisfied;

•	any applicable law has made the consummation of any component of the Transactions illegal or otherwise prohibited or an order or other action by any governmental authority permanently restraining, enjoining or otherwise prohibiting any component of the Transactions has become final and non-appealable, (unless such restriction or limitation has only an immaterial effect on the Transactions and does not impose criminal liability or penalties); however, no party may terminate pursuant to the above-described provision whose failure to perform any of its obligations set forth in the Transaction Agreement resulted in such order;

•	there has been a breach by the other party or a failure to perform any of its respective representations, warranties, covenants or other agreements contained in the Transaction Agreement, or any such representation and warranty has become untrue, which (i) would (if it occurred or was continuing as of the Closing Date) result in a failure of a closing condition applicable to such party and (ii) cannot be or has not been cured within the earlier of (x) thirty days after receipt of written notice thereof and (y) one business day prior to the Outside Date; however, no party may terminate pursuant to this section at any time such party is in breach of the Transaction Agreement and such breach has prevented satisfaction of any condition to the obligations of the other party to consummate the closing of the Transactions or has not been cured.

Ancillary Agreements

Transition Services Agreements

Talen Energy will enter into Transition Services Agreements with PPL and TPM pursuant to which a limited number of services will be provided on an interim basis in accordance with the Transaction Agreement for a period not to exceed twenty-four months following the Closing Date. The parties thereto will provide such services to the other parties thereto and their respective subsidiaries on a transitional basis as are mutually agreed by the parties in a manner substantially consistent with (and not more extensive in type and scope than) their provision of similar or comparable services prior to June 9, 2014. Pricing will be as reasonably agreed in accordance with cost allocation methodologies in effect on June 9, 2014, without subsidization of the providing party’s operations or margin.

Employee Matters Agreement

The Contributors, PPL and Talen Energy have entered into the employee matters agreement, as it may be amended from time to time (the “Employee Matters Agreement”), that, among other things, allocates among PPL, Energy Supply and Talen Energy (and their respective affiliates) pre-separation assets and liabilities in respect of employees transferring to Talen Energy and certain former Energy Supply employees (including assets and liabilities in respect of employee benefit plans providing benefits to such employees and former employees) and establishes certain required treatment of continuing Talen Energy employees by Talen Energy after the Distribution Date, including applicable Energy Supply subsidiaries’ maintenance or assumption of collective bargaining agreements covering employees represented by third party unions.

Identification of Transferring Employees

Subject to any collective bargaining agreement requirements, the following employees will become employees of Energy Supply, referred to as “Energy Supply Employees”:

•	employees employed by HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries as of the separation time (other than any employee that has been expressly identified as a “retained employee” in the Employee Matters Agreement); and

•	approximately 200 individuals, who are not employed by HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries but provide direct or indirect services to such group, to be mutually agreed to by PPL and the Contributors 30 days prior the Distribution Date, and who will become an Energy Supply Employee upon the Distribution Date.

With respect to employees not covered by a collective bargaining agreement, there is to be no solicitation or hiring by the Contributors of PPL employees, and no solicitation or hiring by PPL of Talen Energy employees, for 12 months following the Distribution Date.

Allocation of Liabilities In General

In general, Energy Supply will assume, as of the separation time, all liabilities with respect to the employment, service, termination of employment or termination of service of all Energy Supply Employees and former employees of the Energy Supply business as well as all liabilities under Energy Supply and Talen Energy benefit plans other than pre- Distribution Date liabilities that accrued under employee benefit plans that will be retained by PPL. PPL will retain all liabilities with respect to the employment, service, termination of employment or termination of service of all PPL employees and former employees other than Energy Supply Employees and former employees of the Energy Supply business. Additionally, PPL will retain liabilities in respect of Energy Supply Employees and former employees of the Energy Supply business that were earned under benefit plans that will be retained by PPL, other than with respect to certain pension plan and Coal Act Liabilities, as described below. PPL, Talen Energy and Energy Supply will cause applicable subsidiaries of

Energy Supply to continue to maintain, assume and honor (even where otherwise inconsistent with the terms of the Employee Matters Agreement) all obligations under collective bargaining agreements to the extent they apply to Energy Supply Employees, as described below.

Coal Act Liabilities

Effective as of the separation time, Energy Supply will assume all liabilities under the Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act Liabilities”) attributable to HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries, or any Energy Supply Employee or former employees of the Energy Supply business. PPL will retain all Coal Act Liabilities other than those attributable to HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries, or any Energy Supply Employee or former employees of the Energy Supply business.

Collective Bargaining Agreements

An applicable Energy Supply subsidiary or subsidiaries will assume or continue to maintain and honor any legal obligations with respect to union employees, including obligations regarding benefit arrangements and other matters contained in any applicable collective bargaining agreement. Prior to the separation time, PPL and any applicable Energy Supply subsidiaries that are parties to collective bargaining agreements will engage in any necessary “effects” bargaining and may amend any relevant collective bargaining agreements and benefit arrangements as the result of such bargaining. Any amendment materially adverse to Talen Energy or any Energy Supply subsidiary will be subject to the prior consent of the Contributors, which will not unreasonably withhold such consent. Except as necessary to comply with applicable law, Talen Energy or any applicable Energy Supply subsidiary will replicate, to the extent administratively practicable, any PPL benefit arrangement required to be provided under the terms of any collective bargaining agreements or, if not administratively practicable, will implement a substitute benefit arrangement in accordance with applicable law.

Service Crediting

Effective as of the Distribution Date, each Energy Supply Employee will be credited for all of such employee’s service with PPL or its subsidiaries prior to the Distribution Date and each Raven, Jade and Sapphire employee will be credited for such employee’s service with the Contributors (or predecessors to the extent recognized by the Contributors) when determining such employee’s eligibility, vesting status, determination of level of benefits and, to the extent applicable, benefit accruals and benefit subsidies under any employee benefit arrangement of Talen Energy in which such employee is eligible to participate following the Distribution Date. For at least 24 months after the Distribution Date, Talen Energy will provide each non-union Energy Supply Employee and Raven, Jade and Sapphire employee with the following:

•	base salary and bonus opportunity that are no less favorable in aggregate value than those provided to such employee immediately prior to the Distribution Date (or, with respect to Raven, Jade and Sapphire employees, the Merger);

•	eligibility to participate in a severance benefit arrangement that provides potential severance benefits that are no less favorable in aggregate value than such severance benefits provided under the severance benefit arrangement, if any, in which such employee is eligible to participate immediately before the Distribution Date (or, with respect to Raven, Jade and Sapphire employees, the Merger); and

•	other compensation and employee benefits that are substantially similar in the aggregate to those provided to such employee immediately prior to the Distribution Date (or, with respect to Raven, Jade and Sapphire employees, the Merger).

Defined Benefit and Defined Contribution Benefit Plans

Effective as of the Distribution Date, Talen Energy will assume, establish or maintain one or more qualified defined benefit pension plans under which Energy Supply Employees will participate, with terms that are substantially similar to the terms of PPL’s defined benefit pension plan that such employees were participating in immediately prior to the Distribution Date. Talen Energy will assume all liabilities under the PPL defined benefit pension plans with respect to all Energy Supply Employees and former Energy Supply Employees (other than those who ceased employment with HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries prior to July 1, 2000). The PPL defined benefit pension plan will transfer a portion of its assets covering the Energy Supply Employees to the Talen Energy defined benefit pension plan based on actuarial assumptions agreed upon by the parties and designed to comply with applicable law. For 24 months following the Distribution Date, Talen Energy will be responsible for causing the Talen Energy defined benefit pension plan to have an adjusted funding attainment percentage of at least 90%. PPL Montana, LLC will remain as the plan sponsor of, and retain all liabilities for, the PPL Subsidiary Retirement Plan. All other members of the PPL controlled group will cease to be sponsors of the PPL Subsidiary Retirement Plan, as of the Distribution Date.

Talen Energy will establish or maintain one or more qualified defined contribution savings plans under which Energy Supply Employees will participate, with terms that are substantially similar to the terms of the PPL defined contribution savings plan in which such employees were participating immediately prior to the Distribution Date. Effective as of the Distribution Date, Talen Energy will cause its qualified defined contribution savings plan to accept eligible rollover distributions from Energy Supply Employees with respect to such Energy Supply Employees’ account balances (including loans), if elected by any such Energy Supply Employee; provided, that any rollover into the Talen Energy defined contribution savings plan must consist of the full account balance (rather than a portion of the balance).

Talen Energy is not required to adopt an employee stock ownership plan. As of the Distribution Date, Energy Supply Employees will be treated as separated participants under PPL’s employee stock ownership plan.

Health and Welfare Benefit Plans (Including Post-Retirement Welfare Plan Benefits)

Effective as of the separation time, Energy Supply Employees will no longer participate in PPL’s health and welfare benefit plans. Talen Energy will adopt plans which will be substantially similar in the aggregate to PPL’s health and welfare benefit plans in effect immediately prior to the Distribution Date. Talen Energy will use its best efforts to waive all pre-existing condition exclusions and actively-at-work requirements for each health and welfare plan in which such employee was participating immediately prior to the Distribution Date. Talen Energy will provide credit for expenses incurred by employees and their eligible dependents during the portion of the plan year prior to the Distribution Date for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to each such employee. Talen Energy will credit each Energy Supply Employee as of the Distribution Date with the amount of accrued but unused vacation time, paid time off and other time-off benefits as such Energy Supply Employee had immediately prior to the Distribution Date.

Talen Energy will establish and maintain for at least 24 months following the Distribution Date (i) post-retirement welfare plans under which Energy Supply Employees will participate effective as of the Distribution Date, with terms that are substantially similar to the terms under the PPL post-retirement welfare plan that such employees were participating in immediately prior to the Distribution Date and (ii) trusts that are substantially similar to PPL’s trust immediately prior to the Distribution Date. PPL will retain all liabilities under such post-retirement welfare plans with respect to all former employees who ceased employment with HoldCo, Talen Energy, Merger Sub, Energy Supply and their subsidiaries prior to the Distribution Date, including retirees of PPL Montana, LLC. PPL will transfer a proportionate amount of assets into Talen Energy’s trust representative of the pro-rata portion of the current Energy Supply Employees’ accumulated post-retirement benefit obligations relative to the accumulated post-retirement benefit obligations of all of PPL employees (including the Energy Supply Employees) immediately prior to the Distribution Date.

Nonqualified Deferred Compensation Plans

Talen Energy will establish and maintain for at least 24 months following the Distribution Date a non-qualified deferred compensation plan under which Energy Supply Employees will participate, with terms that are substantially similar to the terms of the PPL Supplemental Compensation Pension Plan immediately prior to the Distribution Date. No liabilities relating to any non-qualified deferred compensation plan of PPL will transfer to Talen Energy and, to the extent that there are any assets that relate to any non-qualified deferred compensation plan of PPL, no such assets will transfer to Talen Energy.

PPL will retain responsibility for all liabilities and other obligations related to all current and former Energy Supply Employees who were participants in the PPL Supplemental Compensation Pension Plan immediately prior to the Distribution Date.

Equity Incentive Awards

Effective as of the Distribution Date, Talen Energy will establish and maintain a stock incentive plan with terms that are substantially similar to the current stock incentive plan of PPL, for the benefit of eligible employees, consultants and directors of Talen Energy and its subsidiaries. No individual equity awards will be granted under Talen Energy’s stock incentive plan until after the Distribution Date, with all such awards at the discretion of the compensation committee of Talen Energy’s board of directors.

Annual Cash Bonus Arrangements

PPL will retain liability for annual cash incentive bonuses to eligible Energy Supply Employees in respect of the calendar year in which the Distribution Date occurs. Unless an exemption for involuntary termination or retirement applies, PPL will pay (or Talen Energy will pay on behalf of PPL), at the same time that PPL pays its employees, annual cash incentive bonus that each Energy Supply Employee would have earned for the calendar year during which the Distribution Date occurs based on the actual level of performance of PPL, prorated for the portion of the year through the Distribution Date. Employees who voluntarily terminate employment before the bonus payment date will not receive any such award.

Amendment; Waiver

The Employee Matters Agreement may be amended only by a written instrument signed by each of the parties, and any right may be waived only in a written instrument signed by the party against whom the waiver is to be effective. No delay or failure by any party to the Employee Matters Agreement to exercise a right operates as a waiver thereof.

Stockholders Agreement

Talen Energy will enter into a Stockholders Agreement with the Contributors containing provisions related to board designation rights, voting agreements, standstill restrictions, restrictions on transfers of common stock, registration rights, minority protections, conflicts of interest, corporate opportunities and confidentiality. Pursuant to the Stockholders Agreement, the Contributors are expected to be provided with “demand” registration rights and customary “piggyback” registration rights. The Stockholders Agreement is also expected to provide that Talen Energy will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. See “Shares Eligible for Future Sales—Registration Rights.” The material terms of the Stockholders Agreement will be described in an amendment to this prospectus.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on our common stock. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Our ability to pay dividends to holders of our common stock is limited by our ability to obtain cash or other assets from our subsidiaries. Further, the credit agreement governing the New Revolving Facility will, and the indenture governing the RJS Power Holdings LLC senior notes does, restrict the ability of certain of our subsidiaries to pay dividends or otherwise transfer assets to us. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the historical unaudited cash and cash equivalents and capitalization as of September 30, 2014 of:

•	Energy Supply and RJS Power, respectively, on an actual basis; and

•	Talen Energy on a pro forma combined, as adjusted basis to give effect to the Transactions as if they occurred on September 30, 2014.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Historical Consolidated Financial Data of Energy Supply,” “Selected Historical Combined Financial Data of RJS Power,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Energy Supply,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation—RJS Power,” “Description of Material Indebtedness” and Energy Supply’s consolidated financial statements and related notes and RJS Power’s combined financial statements and related notes included elsewhere in this prospectus.

	September 30, 2014
	Actual		Pro Forma As Adjusted
	Energy Supply	RJS Power
	(in millions)
Cash and cash equivalents (1)	$194	$47	$232

Long-term debt, including current portion:
Energy Supply senior unsecured notes	2,168	—	2,168
PPL Ironwood senior secured notes	50	—	50
RJS Power Holdings LLC senior unsecured notes	—	1,250	1,250

Total long-term debt	2,218	1,250	3,468
Stockholders’ equity (2)	4,365	298	5,811

Total capitalization (3)	$6,583	$1,548	$9,279

(1)	Pro Forma As Adjusted reflects an adjustment of $9 million for the payment of estimated fees for the new $1.85 billion revolving credit facility of Energy Supply.
(2)	Pro Forma As Adjusted reflects adjustments totaling $1,148 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for information on these adjustments.
(3)	Excludes outstanding short-term debt.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 9, 2014, PPL, HoldCo, Talen Energy, Energy Supply and the Contributors entered into the Separation Agreement and, with Merger Sub, the Transaction Agreement, pursuant to which a newly formed entity, HoldCo, owning the Energy Supply business would be spun off to PPL’s shareholders and combined with the RJS Power business to create Talen Energy, an independent publicly traded company.

On the Distribution Date, each holder of PPL common stock as of the record date will be entitled to receive a number of shares of HoldCo common stock determined by a formula based on the number of shares of PPL common stock outstanding as of 5:00 p.m., New York City time on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of                     ,         , we expect the distribution ratio to be approximately              shares of HoldCo common stock for each share of PPL common stock. Immediately following the Distribution and at the Effective Time, a wholly owned subsidiary of Talen Energy will merge with and into HoldCo, with HoldCo continuing as the surviving company, and each share of HoldCo common stock will be automatically converted into one share of common stock of Talen Energy. See “The Transactions—Structure of the Distribution, the Merger and the Combination” for information on a list of the material events relating to the Distribution, the Merger and the Combination. Substantially contemporaneously with the Merger, the RJS Power business will be contributed by its owner to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for              shares of Talen Energy common stock issued in a private placement transaction. Following the Combination, PPL shareholders will own 65% of Talen Energy’s outstanding common stock and affiliates of the Contributors will own the remaining 35%. PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution and Combination, other than satisfying their obligations under a Transition Services Agreement between PPL and Talen Energy.

The Unaudited Pro Forma Condensed Combined Financial Information (the “pro forma financial information”) has been derived from the historical consolidated financial statements of Energy Supply and the historical combined financial statements of RJS Power (the “historical financial statements”).

The Unaudited Pro Forma Condensed Combined Statements of Income (the “pro forma statements of income”) for the nine months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the spinoff of HoldCo and the Combination with RJS Power as if they were completed on January 1, 2013. The Unaudited Pro Forma Condensed Combined Balance Sheet (the “pro forma balance sheet”) as of September 30, 2014 gives effect to the spinoff and the Combination as if they were completed on September 30, 2014. The historical financial statements have been adjusted in the pro forma financial information to give effect to pro forma events that are: (i) directly attributable to the spinoff and Combination; (ii) factually supportable; and (iii) with respect to the statements of income, expected to have a continuing impact on results. The pro forma financial information: (a) replaces Energy Supply’s and RJS Power’s existing $3.0 billion and $150 million credit facilities, respectively, with a $1.85 billion revolving credit facility; (b) excludes assets of the Montana hydroelectric facilities, which were classified as “Assets of discontinued operations” in the balance sheet as of September 30, 2014; (c) adjusts certain assets and liabilities that either are not being transferred or that are required to be settled as outlined in the Separation Agreement or the Transaction Agreement; (d) conforms certain RJS Power accounting policies with those of Energy Supply (at the time of the spinoff and Combination, Talen Energy will adopt the accounting policies of Energy Supply); and (e) reflects the issuance of Talen Energy common stock in connection with the Combination.

The pro forma financial information was prepared using the acquisition method of accounting, with Energy Supply considered the accounting acquirer of RJS Power. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities of RJS Power and assumes an acquisition date of September 30, 2014. Energy Supply has considered multiple factors in arriving at the estimated fair values which were based on a preliminary and limited review of the assets and liabilities of RJS Power to be contributed. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. Generally accepted accounting principles in the United States require the purchase price allocation to be determined as of the date of the Combination, and also permit adjustments to the purchase price allocation for RJS Power during the measurement period, which may be up to one year from the date of the Combination. Therefore, the final fair value amounts recorded for the assets and liabilities of RJS Power as of the actual date of the Combination may differ materially from the information presented in the pro forma financial information. Additionally, the pro forma purchase price allocation in the pro forma financial information is based upon an estimated purchase price of approximately $2.02 billion. The actual purchase price will be based on the fair value of the shares of Talen Energy common stock issued to effectuate the Combination which could be materially different than the estimated purchase price and could result in a materially different amount of goodwill being recorded.

Throughout the periods covered by the pro forma financial information, the operations of Energy Supply’s business were conducted and accounted for as part of PPL. As a result, the Energy Supply historical financial statements reflect significant allocations of costs and expenses. All of the allocation and estimates in these historical financial statements are based on assumptions that the management of Energy Supply’s business believes are reasonable. However, the Energy Supply historical financial statements do not necessarily represent the costs and expenses of Energy Supply’s business had it been operated as a separate independent entity. The pro forma financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or synergies expected to result from the spinoff and Combination.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial information.

The pro forma information has been presented for illustrative purposes only and is not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of Talen Energy.

The following pro forma financial information should be read in conjunction with:

•	the accompanying notes to the pro forma financial information;

•	the unaudited and audited consolidated financial statements of Energy Supply as of and for the periods ended September 30, 2014 and December 31, 2013, respectively, which are included elsewhere in this prospectus; and

•	the unaudited and audited combined financial statements of RJS Power as of and for the periods ended September 30, 2014 and December 31, 2013, respectively, which are included elsewhere in this prospectus.

Pro Forma Condensed Combined Balance Sheet

(Unaudited)

(Millions of dollars)

	September 30, 2014
	Energy Supply	RJS Power	Pro Forma Adjustments (Note 2)		Pro Forma Combined Entity
Current Assets
Cash and cash equivalents	$194	$47	$(9	)(g)	$232
Restricted cash and cash equivalents	267	1			268
Accounts receivable	343	47	(61	)(f)	329
Unbilled revenues	245				245
Fuel, materials and supplies	425	141	(39	)(b)	527
Prepayments	10	10			20
Price risk management assets	713	13			726
Assets of discontinued operations	578		(578	)(a)
Other current assets	65	22	85	(c)(f)	172

Total Current Assets	2,840	281	(602)		2,519

Investments
Nuclear plant decommissioning trust funds	911				911
Other investments	32				32

Total Investments	943				943

Property, Plant and Equipment, net
Property, plant and equipment	12,516	1,732	758		15,006
Less accumulated depreciation	6,157	313	(313)		6,157

Property, plant and equipment, net	6,359	1,419	1,071	(c)	8,849

Other Noncurrent Assets
Goodwill	72		1,117	(c)	1,189
Other intangibles	254	18	7	(c)	279
Price risk management assets	328	1			329
Other noncurrent assets	77	56	(27	)(c)(g)	106

Total Other Noncurrent Assets	731	75	1,097		1,903

Total Assets	$10,873	$1,775	$1,566		$14,214

See accompanying Unaudited Notes to Pro Forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Balance Sheet

(Unaudited)

(Millions of dollars)

	September 30, 2014
	Energy Supply	RJS Power	Pro Forma Adjustments (Note 2)			Pro Forma Combined Entity
Liabilities and Equity
Current Liabilities
Short-term debt	$590	$2	$			$592
Long-term debt due within one year	235					235
Accounts payable	314	53		50	(f)	417
Taxes	101			(82	)(f)	19
Interest	42					42
Price risk management liabilities	850	38				888
Other current liabilities	243	102		(54	)(b)(c)(f)	291

Total Current Liabilities	2,375	195		(86)		2,484

Long-term Debt	1,983	1,250				3,233
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	1,212			438	(c)	1,650
Price risk management liabilities	287	12				299
Asset retirement obligations	413	20				433
Other deferred credits and noncurrent liabilities	238			66	(c)(f)	304

Total Deferred Credits and Other Noncurrent Liabilities	2,150	32		504		2,686

Commitments and Contingent Liabilities
Stockholders’ Equity	4,365	298		1,148	(a)(c)(f)(g)	5,811

Total Liabilities and Equity	$10,873	$1,775		$1,566		$14,214

See accompanying Unaudited Notes to Pro Forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statement of Income

(Unaudited)

(Millions of dollars, except share data)

	For the Nine Months Ended September 30, 2014
	Energy Supply	RJS Power	Pro Forma Adjustments (Note 2)			Pro Forma Combined Entity
Operating Revenues
Unregulated wholesale energy	$271	$895	$				$1,166
Unregulated retail energy	913						913
Energy-related businesses	469						469

Total Operating Revenues	1,653	895					2,548

Operating Expenses
Operation
Fuel	953	494					1,447
Energy purchases	(893)						(893)
Other operation and maintenance	746	232		(32	)(b)(d)		946
Depreciation	225	67		4	(d)		296
Taxes, other than income	45	16					61
Energy-related businesses	451						451

Total Operating Expenses	1,527	809		(28)			2,308

Operating Income (Loss)	126	86		28			240
Other Income (Expense)—net	23	1					24
Interest Expense	95	93		6	(e)		194

Income (Loss) from Continuing Operations Before Income Taxes	54	(6)		22			70
Income Taxes	16			7	(h)		23

Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders	$38	$(6)		$15			$47

Pro Forma Earnings Per Share:
Income (Loss) from Continuing Operations After Income Taxes Available to Common Stockholders:
Basic and Diluted (1)						$

Pro forma Weighted-Average Shares Outstanding (in thousands):
Basic and Diluted (1)

(1)	Pro forma basic and diluted earnings per share and pro forma weighted-average basic and diluted shares outstanding for the nine months ended September 30, 2014 reflect the estimated number of shares of common stock that may be outstanding upon completion of the spinoff of Energy Supply and Combination. Shares outstanding will be based on the number of shares of PPL common stock outstanding as of , adjusted for an assumed distribution ratio of shares of Talen Energy common stock for every share of PPL common stock plus shares of Talen Energy common stock to be issued to the Contributors in connection with the Combination. Basic and diluted earnings per share were calculated by dividing Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders by the pro forma weighted-average shares outstanding.

See accompanying Unaudited Notes to Pro Forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statement of Income

(Unaudited)

(Millions of dollars, except share data)

	For the Year Ended December 31, 2013
	Energy Supply	RJS Power	Pro Forma Adjustments (Note 2)			Pro Forma Combined Entity
Operating Revenues
Unregulated wholesale energy	$2,960	$979	$				$3,939
Unregulated retail energy	1,027						1,027
Energy-related businesses	527						527

Total Operating Revenues	4,514	979					5,493

Operating Expenses
Operation
Fuel	1,049	524					1,573
Energy purchases	1,171						1,171
Other operation and maintenance	1,026	270		(17	)(b)(d)		1,279
Loss on lease termination	697						697
Depreciation	299	92		4	(d)		395
Taxes, other than income	53	28					81
Energy-related businesses	512						512

Total Operating Expenses	4,807	914		(13)			5,708

Operating Income (Loss)	(293)	65		13			(215)
Other Income (Expense)—net	33	2					35
Other-Than-Temporary Impairments	1						1
Interest Expense	159	94		6	(e)		259

Income (Loss) from Continuing Operations Before Income Taxes	(420)	(27)		7			(440)

Income Taxes	(159)			(7	)(h)		(166)

Income (Loss) from Continuing Operations After Income Taxes	(261)	(27)		14			(274)

Income from Continuing Operations After Income Taxes Attributable to Noncontrolling Interests	1						1

Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders	$(262)	$(27)		$14			$(275)

Pro Forma Earnings Per Share:
Income (Loss) from Continuing Operations After Income Taxes Available to Common Stockholders:
Basic and Diluted (1)						$

Pro forma Weighted-Average Shares Outstanding (in thousands):
Basic and Diluted (1)

(1)	Pro forma basic and diluted earnings per share and pro forma weighted-average basic and diluted shares outstanding for the year ended December 31, 2013 reflect the estimated number of shares of common stock that may be outstanding upon completion of the spinoff of Energy Supply and Combination. Shares outstanding will be based on the number of shares of PPL common stock outstanding as of , adjusted for an assumed distribution ratio of shares of Talen Energy common stock for every share of PPL common stock, plus shares of Talen Energy common stock to be issued to the Contributors in connection with the Combination. Basic and diluted earnings per share were calculated by dividing Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders by the pro forma weighted-average shares outstanding.

See accompanying Unaudited Notes to Pro Forma Condensed Combined Financial Information.

Unaudited Notes to Pro Forma Condensed Combined Financial Information

(Millions of Dollars, except share data)

Note 1. Basis of Pro Forma Presentation

The pro forma financial information has been derived from the historical consolidated financial statements of Energy Supply and the historical combined financial statements of RJS Power.

The pro forma statements of income for the nine months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the spinoff of HoldCo and Combination of the Energy Supply business with the RJS Power business as if they were completed on January 1, 2013. The Unaudited Pro Forma Condensed Combined Balance Sheet (pro forma balance sheet) as of September 30, 2014 gives effect to the spinoff and Combination as if they were completed on September 30, 2014.

The pro forma financial information was prepared using the acquisition method of accounting, with Energy Supply considered the accounting acquirer of RJS Power. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of RJS Power and assumes an acquisition date of September 30, 2014. Energy Supply has considered multiple factors in arriving at the estimated fair market values which were based on a preliminary and limited review of the assets and liabilities of RJS Power to be contributed. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. Generally accepted accounting principles in the United States require the purchase price allocation to be determined as of the date of the Combination, and also permit adjustments to the purchase price allocation for the RJS Power business during the measurement period, which may be up to one year from the date of the Combination. Therefore, the final fair value recorded for the assets and liabilities of RJS Power as of the actual date of the Combination may differ materially from the information presented in the pro forma financial information. Additionally, the pro forma purchase price allocation in the pro forma financial information is based upon an estimated purchase price of approximately $2.02 billion. The actual purchase price will be based on the fair value of the shares of Talen Energy common stock issued to effectuate the Combination, which could be materially different than the estimated purchase price and could result in a materially different amount of goodwill being recorded.

The historical financial statements have been adjusted in the pro forma financial information to give effect to pro forma events that are: (i) directly attributable to the spinoff and Combination; (ii) factually supportable; and (iii) with respect to the statements of income, expected to have a continuing impact on results. The pro forma financial information includes adjustments to reflect the replacement of Energy Supply’s and RJS Power’s existing $3.0 billion and $150 million credit facilities, respectively, with a $1.85 billion revolving credit facility, which is fully committed and will be effective upon closing of the spinoff transaction; to exclude assets of the Montana hydroelectric facilities, which were classified as “Assets of discontinued operations” in the balance sheet as of September 30, 2014, and were sold in November 2014; to adjust certain assets and liabilities that either are not being transferred or are required to be settled as outlined in the Separation Agreement or the Transaction Agreement; to conform certain RJS Power accounting policies with those of Energy Supply (at the time of the spinoff and Combination, Talen Energy will adopt the accounting policies of Energy Supply); and to reflect the issuance of Talen Energy common stock in connection with the Combination. The preliminary result of these adjustments, as well as other adjustments, is presented in Note 2. The pro forma financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or synergies expected to result from the spinoff and Combination. Other items that are not included in the pro forma financial information are presented in Note 3.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial information.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, accounting guidance for fair value measurements has been applied. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain items normally included in the statement of income have been excluded from the pro forma statements of income.

Note 2. Purchase Price Allocation and Pro Forma Adjustments

(a)	Excludes assets that have been classified as “Assets of discontinued operations” related to the Montana hydroelectric facilities. In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern its hydroelectric generating facilities located in Montana (with a generation capacity of 633 MW) for $900 million in cash, subject to certain adjustments. The Montana hydroelectric facilities were classified as discontinued operations in the third quarter of 2014 and the sale was completed in November 2014.

(b)	Adjustments to conform certain RJS Power accounting policies with those of Energy Supply for the balance sheet classification of emission allowances and the capitalization of overhauls.

Debit (Credit)
Balance Sheet:
Fuel, materials and supplies	$(39)
Other current liabilities	39

Statements of Income:
Other operation and maintenance for the nine months ended September 30, 2014	(33)
Other operation and maintenance for the year ended December 31, 2013	(19)

(c)

The pro forma allocation of the purchase price of the RJS Power business to the fair value of assets acquired and liabilities assumed includes pro forma adjustments primarily related to the fair value of property, plant and equipment, intangible assets, contractual arrangements, and deferred income taxes based on an estimate of the fair values and assumes an acquisition date of September 30, 2014. Energy Supply arrived at the estimated fair values based on a preliminary and limited review of the assets and liabilities of RJS Power to be contributed and using reasonable assumptions for multiple factors that impact those values including forecasted long-term energy, capacity and various fuel commodity prices, discount rates and expected future cash flows. In addition the fair value measurements of the underlying assets and liabilities on RJS Power’s balance sheet could change materially as these measurements ultimately must be applied to those assets and liabilities existing as of the actual date of the Combination. As such, these estimates are subject to change pending further review by Energy Supply of the assets acquired and liabilities assumed and any changes in market conditions and the assumptions used when determining the final purchase price allocation as of the date of the Combination. Generally accepted accounting principles in the United States require the purchase price allocation to be determined as of the date of the Combination, and also permit adjustments to the purchase price allocation for the RJS Power business during the measurement period, which may be up to one year from the date of the Combination; therefore, the final fair value amounts recorded for the assets and liabilities of RJS Power as of the actual date of the Combination may differ materially from the information presented in the pro forma financial information. Additionally, the preliminary purchase price allocation in the pro forma financial information is based upon an estimated purchase price of the RJS Power business of approximately $2.02 billion. The final purchase price used for acquisition accounting purposes will be based on the fair value of the shares of Talen Energy common stock issued to effectuate the

Combination, which could be materially different than the estimated purchase price and could result in a materially different amount of goodwill being recorded. The preliminary allocation of the purchase price and the resulting goodwill and pro forma adjustments are as follows:

		Debit (Credit)
	Purchase Price Allocation	Resulting Pro Forma Adjustments
Current assets	$260	$18	(1)
Property, plant and equipment, net	2,490	1,071	(2)
Goodwill	1,117	1,117	(3)
Other intangibles	25	7	(4)
Other noncurrent assets	25	(32	)(5)
Current liabilities	(171)	(15	)(6)
Long-term debt	(1,250)
Deferred income taxes	(438)	(438	)(7)
Other deferred credits and noncurrent liabilities	(36)	(4	)(8)

Equity purchase price of RJS Power	$2,022	(1,724	)(9)

(1)	Represents a $3 million debit to record a deferred tax asset and a $15 million debit to record the fair value of RJS Power’s current intangible assets with estimated lives of one year or less. See Note (6) below for additional information regarding the blended statutory income tax rate and the treatment of income taxes in RJS Power’s historical combined financial statements.
(2)	Reflects an adjustment to record the estimated fair value of RJS Power’s property, plant and equipment. The remaining estimated useful lives of RJS Power’s property, plant and equipment range between 8 - 36 years.
(3)	Reflects the preliminary estimate of the excess of the purchase price paid over the net fair value of the RJS Power assets acquired and liabilities assumed. A 10% increase or decrease in the estimated purchase price paid will increase or decrease goodwill by approximately $202 million.
(4)	Reflects an adjustment, primarily to record the estimated fair value of an RJS Power license attributable to the Combination. The amortization period of this license is 24 years.
(5)	Reflects an adjustment of $32 million to remove unamortized deferred financing fees of RJS Power which will not be allocated fair value in purchase accounting.
(6)	Reflects an adjustment to record the fair value of RJS Power’s current emission allowance and off-market contract liabilities with estimated lives of one year or less.
(7)	Reflects deferred income tax liabilities recorded at a blended statutory income tax rate of 40.75%. The actual blended statutory income tax rate could be materially different than the estimated blended statutory income tax rate and could result in a materially different amount of income tax being recorded. The legal entities included in RJS Power’s historical combined financial statements are primarily limited liability companies or partnerships and have previously elected to be treated as disregarded entities for federal tax purposes. As such, no provision for federal or state corporate income taxes was made in RJS Power’s historical combined financial statements.
(8)	Reflects an adjustment to record the estimated fair value of RJS Power’s off-market contract liabilities attributable to the Combination. The amortization period of these liabilities range between 1 -17 years.
(9)	Stockholders’ Equity, as a result of purchase accounting, was adjusted by the following:

i.	Adjustment to reflect the estimated purchase price for the RJS Power business. The actual purchase price will be based on the fair value of the shares of Talen Energy common stock issued to effectuate the Combination which could be materially different than the estimated purchase price. The estimated purchase price is calculated as follows:

Business Enterprise Value (a)	$3,294
Less: Net Debt (a)	1,272

Estimated purchase price for the RJS Power business	$2,022

(a)	The Business Enterprise Value and Net Debt ascribed to the RJS Power business as estimated during the second quarter of 2014 when evaluating the Combination.

ii.	Elimination of RJS Power’s equity of $298 million.

(d)	The nine months ended September 30, 2014 reflects a $6 million increase in depreciation as a result of changes in the value of property, plant and equipment, a $1 million decrease in amortization expense as a result of changes in the value of intangible assets and a $1 million decrease to depreciation to reclassify ARO accretion to other operation and maintenance (consistent with Energy Supply’s presentation). The year ended December 31, 2013 reflects a $6 million increase in depreciation as a result of changes in the value of property, plant and equipment and a $2 million decrease to depreciation to reclassify ARO accretion to other operation and maintenance (consistent with Energy Supply’s presentation). See Note (c) above for information on the preliminary purchase price allocation.

(e)	The nine months ended September 30, 2014 and the year ended December 31, 2013 reflect an increase in interest expense of $6 million, primarily driven by higher short-term borrowing costs under the terms of the new $1.85 billion revolving credit facility, compared to historical interest expense related to outstanding commercial paper and letters of credit outstanding on Energy Supply’s and RJS Power’s existing $3.0 billion and $150 million credit facilities, respectively. Interest expense was calculated based upon committed terms of the new $1.85 billion revolving credit facility for the historical outstanding borrowings and letters of credit using an estimated rate of 2.41%. See “Description of Material Indebtedness” for additional information on the revolving credit facility.

(f)	To adjust certain assets and liabilities associated with income taxes and pension and post-retirement benefit plans that are either required to be settled or will not be transferred, in accordance with the Separation Agreement or the Transaction Agreement. The following table presents the composition of these items:

Debit (Credit)
Accounts receivable	$(61)
Other current assets	67
Accounts payable	(50)
Taxes	82
Other current liabilities	30
Other deferred credits and noncurrent liabilities	(62)
Stockholders’ Equity	(6)

(g)	To reflect $9 million for the payment of estimated fees, which were deferred, for a new $1.85 billion revolving credit facility, which will be effective upon closing of the spinoff transaction and will replace Energy Supply’s and RJS Power’s existing $3 billion and $150 million credit facilities, respectively. Unamortized deferred fees from the existing $3.0 billion credit facility of $4 million were written off to Stockholders’ Equity and an additional $5 million of fees were deferred in Other noncurrent assets.

(h)	Reflects the income tax effects of (1) the pro forma adjustments and (2) the Income (Loss) from Continuing Operations Before Income Taxes of RJS Power, which were calculated at a blended statutory income tax rate of 40.75%. See footnote (c)(6) above for further discussion regarding the blended statutory income tax rate and the treatment of income taxes in RJS Power’s historical combined financial statements.

Note 3. Items Excluded from the Unaudited Pro Forma Financial Information and Unusual Items

The unaudited pro forma financial information does not reflect:

(a)	the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or synergies expected to result from the spinoff and Combination.

(b)	the disposition of at least 1,300 MW of generating capacity (based on proposed divestitures to meet FERC requirements), due to uncertainty surrounding the mitigation plan that may be approved.

(c)	additional costs to be incurred and recognized at the spinoff date including accelerated stock-based compensation and prorated performance-based cash incentive and stock-based compensation awards primarily for Energy Supply employees and for PPL employees who will become Energy Supply employees in connection with the transaction which are estimated to be in the range of $30 million to $40 million.

The unaudited pro forma financial information includes the following unusual items:

(a)	“Other operation and maintenance” on Energy Supply’s 2014 Statement of Income includes charges of $30 million ($18 million after-tax) associated with separation benefits related to a bargaining unit voluntary program and the spinoff transaction. As staffing selections are completed, revisions to the estimated costs related to the spinoff transaction are expected to be recorded in future periods.

(b)	“Other operation and maintenance” on Energy Supply’s 2014 Statement of Income includes an impairment charge of $17 million ($10 million after-tax) associated with the Kerr Dam project, while the 2013 Statement of Income includes an impairment charge of $65 million ($39 million after-tax) associated with the Corette plant and related excess emission allowances.

(c)	“Loss on lease termination” on Energy Supply’s 2013 Statement of Income includes a charge of $697 million ($413 million after-tax) for the termination of PPL Montana’s operating lease arrangement.

(d)	“Interest expense” on RJS Power’s 2014 and 2013 Statements of Income include losses on extinguishment of debt of $36 million ($21 million after-tax) and $27 million ($16 million after-tax).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENERGY SUPPLY

The following table sets forth selected historical consolidated financial data of Energy Supply as of December 31, 2009, 2010, 2011, 2012 and 2013 and for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and selected historical unaudited consolidated interim financial data of Energy Supply as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014. The selected historical consolidated financial data of Energy Supply as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 have been derived from, and should be read together with, the audited consolidated financial statements of Energy Supply and the accompanying notes contained elsewhere in this prospectus. The selected historical consolidated financial data of Energy Supply as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 have been derived from the audited consolidated financial statements of Energy Supply not included in this prospectus. The selected historical unaudited consolidated interim financial data of Energy Supply as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 are derived from, and should be read together with, the unaudited condensed consolidated financial statements of Energy Supply and the accompanying notes contained elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the annual audited consolidated financial statements of Energy Supply. In the opinion of management, this unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods. Certain assets and liabilities of Energy Supply reflected in the historical consolidated financial data presented below will not be transferred to Talen Energy in the Transactions. This includes the assets of the Montana hydroelectric facilities and certain related liabilities that were sold in November 2014 and certain assets and liabilities of any facilities that may be sold prior to the completion of the Transactions as part of Talen Energy’s mitigation plan discussed elsewhere in this prospectus. As a result, we cannot provide assurances that the selected historical consolidated financial data of Energy Supply set forth below accurately reflect the Energy Supply business that will be transferred in the Transactions. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

The selected historical consolidated financial data should be read in conjunction with “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply” and the audited and unaudited consolidated financial statements of Energy Supply and accompanying notes, all of which are included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
(dollars in millions)	2009	2010	2011	2012	2013	2013	2014
Statement of Operations Data:
Operating revenues	$5,168	$4,977	$6,272	$5,346	$4,514	$3,553	$1,653
Operating expenses	5,104	3,956	5,062	4,542	4,807	3,211	1,527
Operating income (loss)	64	1,021	1,210	804	(293)	342	126
Income (loss) from continuing operations after income taxes attributable to member	(57)	601	672	428	(262)	144	38
Net income (loss) attributable to member	246	861	768	474	(230)	172	48

Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$1,413	$1,840	$776	$784	$410	$583	$465
Investing activities	(551)	(825)	(668)	(469)	(631)	(351)	(344)
Financing activities	(1,081)	(612)	(390)	(281)	47	(94)	(166)

Balance Sheet Data (at period end):
Cash and cash equivalents	$245	$661	$379	$413	$239		$194
Total assets	17,024	16,796	13,179	12,375	11,074		10,873
Total liabilities	12,438	12,287	9,142	8,527	6,276		6,508
Long term debt	5,031	5,589	3,024	3,272	2,525		2,218
Total equity	4,586	4,509	4,037	3,848	4,798		4,365

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF RJS POWER

The following table sets forth selected historical combined financial data of RJS Power as of December 31, 2009, 2010, 2011, 2012 and 2013 and for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and selected historical unaudited consolidated and combined condensed interim financial data of RJS Power as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014. The selected historical combined financial data of RJS Power as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 have been derived from, and should be read together with, the audited combined financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The selected historical combined financial data of RJS Power as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 have been derived from the unaudited combined financial statements of RJS Power not included in this prospectus. The selected historical unaudited consolidated and combined condensed interim financial data of RJS Power as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 are derived from, and should be read together with, the unaudited consolidated and combined condensed financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The unaudited consolidated and combined condensed financial statements have been prepared on a basis consistent with the annual audited financial statements of RJS Power. In the opinion of management, this unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods. There are certain assets and liabilities of RJS Power relating to the facilities subject to Talen Energy’s mitigation plan discussed elsewhere in this prospectus that may not be transferred in the Transactions. As a result, we cannot provide assurances that the selected historical combined financial data of RJS Power set forth below accurately reflect the RJS Power business that will be transferred in the Transactions. The selected historical combined financial data set forth below are not necessarily indicative of the results of future operations. Results for the interim period are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

The selected historical combined financial data should be read in conjunction with “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—RJS Power” and the audited combined and unaudited consolidated and combined condensed financial statements of RJS Power and accompanying notes, all of which are included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
(dollars in millions)	2009	2010	2011	2012	2013	2013	2014
Statement of Operations Data:
Operating revenue	$36	$128	$190	$453	$979	$746	$895
Operating income (loss)	(5)	16	51	82	67	75	87
Income (loss) from continuing operations after income taxes	(5)	16	51	82	67	75	87
Net income (loss)	7	(29)	5	33	(27)	7	(6)

Balance Sheet Data (at period end):
Cash and cash equivalents (1)	$17	$11	$17	$18	$141		$47
Total assets	1,172	1,190	1,457	1,963	1,981		1,775
Total liabilities	610	657	830	1,050	1,376		1,477
Long term debt	466	593	740	880	1.204		1,250
Members’ interest	562	533	627	913	605		298

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5	$(2)	$37	$14	$169	$95	$212
Investing activities	(194)	(133)	(260)	(397)	(33)	9	24
Financing activities	192	129	229	384	(13)	(13)	(330)

*	RJS Power selected historical information includes the historical combined financial results of Topaz Power, Sapphire Power, which was acquired in October 2011, and Raven Power, which was acquired in November 2012.
(1)	Does not include restricted cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Because the businesses of Energy Supply and RJS Power have historically been managed separately, we are presenting management’s discussion and analysis of financial condition and results of operations separately. Dollars are in millions, unless otherwise indicated.

Upon completion of the Transactions described in this prospectus, Talen Energy will be one of the largest competitive energy and power generation companies in North America. Our primary business will be the production and sale of electricity, capacity and related products from our 27 operating power plants located in six states totaling approximately 15,000 MW of generating capacity. We will own and operate a portfolio of generation assets principally located in PJM and ERCOT, which we consider to be two of the most attractive power markets in the United States. Within these markets, our portfolio benefits from technological and fuel diversity, enabling us to respond to changing market conditions and regulatory developments. We believe stockholder value creation is built on a foundation of excellence in operations and skillful commercial management of our generation fleet with a strong focus on cash returns. We intend to pursue a strategy that embraces these core concepts, optimizes Talen Energy’s operations and supports value-enhancing growth.

In addition, the sale of certain assets of Energy Supply, RJS Power, or both, may be required to obtain regulatory approvals with respect to the Transactions. Accordingly, the historical financial and operating results of Energy Supply and RJS Power may not be comparable to future results to the extent certain assets of Energy Supply and/or RJS Power are disposed of. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plan.”

Energy Supply will treat the Combination with the RJS Power business as an acquisition, as Energy Supply will be considered the accounting acquirer in accordance with business combination accounting guidance.

ENERGY SUPPLY

You should read the following discussion of Energy Supply’s results of operations and financial condition together with Energy Supply’s selected historical consolidated financial data, audited historical consolidated financial statements and notes thereto and unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus, as well as the discussion in the section of this prospectus entitled “Business—Energy Supply.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply” includes the following information:

•	“Overview” provides a description of business strategy and key factors expected to impact Energy Supply’s 2014 earnings and a discussion of important financial and operational developments.

•	“Results of Operations” includes a summary of earnings. “Margins” provides explanations of a non-GAAP financial measure and “Statement of Income Analysis” addresses significant changes in principal items on the Statements of Income. Separate disclosure is provided for the nine-month period 2014 compared with 2013 and also for the annual periods 2013 compared with 2012 and 2012 with 2011.

•	“Financial Condition—Liquidity and Capital Resources” provides an analysis of liquidity positions and credit profiles. This section also includes a discussion of forecasted sources and uses of cash and rating agency actions.

•	“Financial Condition—Risk Management” provides an explanation of risk management programs relating to market and credit risk.

•	“Application of Critical Accounting Policies” provides an overview of the accounting policies that are particularly important to the results of operations and financial condition and that require management to make significant estimates, assumptions and other judgments of inherently uncertain matters.

Overview

Business Strategy

The strategy for Energy Supply is to optimize the value from its competitive power generation assets and marketing portfolios while mitigating near-term volatility in both cash flows and earnings. Energy Supply endeavors to do this by matching energy supply with load, or customer demand, under contracts of varying durations with creditworthy counterparties to capture profits while effectively managing exposure to energy and fuel price volatility, counterparty credit risk and operational risk. Energy Supply is focused on maintaining profitability during the current and projected period of low energy and capacity prices. See “Financial and Operational Developments—Other Financial and Operational Developments—Economic and Market Conditions” below for additional information.

To manage financing costs and access to credit markets, and to fund capital expenditures, a key objective of Energy Supply is to maintain targeted credit profiles and liquidity positions. In addition, Energy Supply has financial and operational risk management programs that, among other things, are designed to monitor and manage exposure to earnings and cash flow volatility related to, as applicable, changes in energy and fuel prices, interest rates, counterparty credit quality and the operating performance of generating units. To manage these risks, Energy Supply generally uses contracts such as forwards, options, swaps and insurance contracts.

Financial and Operational Developments

2014 Outlook

Excluding special items, lower earnings are projected in 2014 compared with 2013, primarily driven by lower energy and capacity prices, partially offset by the net benefits due to unusually cold weather in the first quarter of 2014, lower financing costs and lower income taxes.

Earnings in future periods are subject to various risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements,” “Business—Energy Supply,” “Risk Factors” and Notes 1 and 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 7 of the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of the risks, uncertainties and factors that may impact future earnings.

Other Financial and Operational Developments

Economic and Market Conditions

In 2014, as a result of current economic and market conditions, the announced Transactions, Energy Supply’s current sub-investment grade credit rating and Talen Energy’s expected sub-investment grade credit rating; Energy Supply is reviewing its business and operational plans. This review includes capital and operation and maintenance expenditures, its hedging strategies and potential plant modifications to burn lower cost fuels.

Full-year 2014 energy margins are projected to be lower compared to 2013 due to a higher average hedge price in 2013, partially offset by higher pricing on unhedged generation. Energy margins were lower in 2013 compared to 2012, partially due to a higher average hedge price in 2012. See “—Results of Operations” below for information on energy margins for all periods.

The Energy Supply business is also subject to extensive federal, state and local environmental laws, rules and regulations, including those pertaining to coal combustion residuals, GHG, effluent limitation guidelines and MATS. See “Business—The Companies—Environmental Matters” below for additional information on these requirements. These and other stringent environmental requirements, combined with low energy margins for competitive power generation, have led several energy companies, including Energy Supply, to announce plans either to temporarily or permanently close, or place in long-term reserve status, certain of their coal-fired generating plants.

In the third quarter of 2012, Energy Supply announced its intention, beginning in April 2015, to place its Corette plant in long-term reserve status, suspending the plant’s operation due to expected market conditions and the costs to comply with MATS. During the fourth quarter of 2013, Energy Supply determined its Corette plant was impaired and Energy Supply recorded a charge of $65 million, or $39 million after-tax. See “—Application of Critical Accounting Policies—Asset Impairment (Excluding Investments)” for additional information.

In the fourth quarter of 2013, management tested the Brunner Island and Montour plants for impairment and concluded neither plant was impaired as of December 31, 2013. The recoverability test is very sensitive to forward energy and capacity price assumptions, as well as forecasted operation and maintenance and capital spending. Therefore, a further decline in forecasted long-term energy or capacity prices or changes in environmental laws requiring additional capital or operation and maintenance expenditures, could negatively impact PPL Energy Supply’s operations of these facilities and potentially result in future impairment charges for some or all of the carrying value of these plants. There were no events or changes in circumstances that indicated a recoverability test was required through the third quarter of 2014. However, management continuously assesses market conditions which could result in a recoverability test in the fourth quarter of 2014 or future periods. The carrying value of the Pennsylvania coal-fired generation assets was $2.5 billion as of September 30, 2014 ($1.3 billion for Brunner Island and $1.2 billion for Montour).

Energy Supply cannot predict the impact that future economic and market conditions and regulatory requirements may have on its financial condition or results of operations.

Labor Union Agreement

PPL finalized a new three-year labor agreement with IBEW local 1600 in May 2014 and the agreement was ratified in early June 2014. The agreement covers certain Energy Supply employees. As part of efforts to reduce operations and maintenance expenses, the new agreement offered a one-time voluntary retirement window to certain bargaining unit employees. As a result, in the second quarter of 2014, estimated separation benefits of $23 million were recorded. In the third quarter of 2014, based upon final employee acceptances of the offer, Energy Supply reduced the previously recorded estimated amounts and therefore, for the nine months ended September 30, 2014, the following total separation benefits have been recorded.

Pension Benefits	$11
Severance Compensation	6

Total Separation Benefits	$17

Number of Employees	105

The separation benefits are included in “Other operation and maintenance” on the Statement of Income. The liability for pension benefits is included in “Accrued pension obligations” on the Balance Sheet at September 30, 2014. All of the severance compensation was paid in the third quarter of 2014. The remaining terms of the new labor agreement are not expected to have a significant impact on the financial results of Energy Supply.

Anticipated Spinoff of Energy Supply

Following the announcement of the transaction to form Talen Energy as discussed in “Business Strategy” above, efforts were initiated to identify the appropriate staffing for Talen Energy following completion of the spinoff. Organizational plans were substantially completed in the third quarter of 2014 and staffing selections are in progress and expected to be completed by the end of 2014.

The new organizational plans identify the need to resize and restructure the Energy Supply organization. As a result, during the third quarter of 2014, estimated charges for employee separation benefits were recorded in “Other operation and maintenance” on the Statement of Income and in “Other current liabilities” on the Balance Sheet as follows.

Separation benefits	$12
Number of positions	100

The separation benefits incurred include cash severance compensation, lump sum COBRA reimbursement payments and outplacement services. As staffing selections are completed, revisions to the estimated costs will be recognized primarily in the fourth quarter of 2014.

Additional costs to be incurred include accelerated stock based compensation and pro-rated performance based cash incentive and stock based compensation awards primarily for Energy Supply employees and for PPL employees who will become Energy Supply employees in connection with the transaction. These costs will be recognized at the spinoff closing date. Energy Supply estimates these additional costs will be in the range of $30 million to $40 million.

Energy Supply will treat the combination with RJS Power as an acquisition, as Energy Supply will be considered the accounting acquirer in accordance with business combination accounting guidance.

Montana Hydroelectric Sale Agreement

In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern 633 MW of hydroelectric generating facilities located in Montana for $900 million in cash, subject to certain adjustments. Total net cash proceeds of the sale are currently estimated to be $890 million. In September 2014, the MPSC approved the transaction. As a result, these hydroelectric generating facilities met the “held for sale” and “discontinued operations” criteria in the third quarter of 2014. The sale was completed in November 2014. To facilitate the sale, on December 20, 2013, PPL Montana terminated its operating lease arrangement related to partial interests in Units 1, 2 and 3 of the Colstrip coal-fired electricity generating facility and acquired those interests, collectively, for $271 million. As a result, Energy Supply recorded a charge in 2013 of $697 million, or $413 million after-tax, for the lease termination. See Notes 4 and 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information, including the components of Discontinued Operations in the Statements of Income.

Kerr Dam Project Arbitration Decision and Impairment

PPL Montana holds a joint operating license issued for the Kerr Dam project. The license extends until 2035 and, between 2015 and 2025, the Confederated Salish and Kootenai Tribes of the Flathead Nation (the “Tribes”) have the option to purchase, hold and operate the Kerr Dam project. The parties submitted the issue of the appropriate conveyance price to arbitration in February 2013. In March 2014, the arbitration panel issued its final decision holding that the conveyance price payable by the Tribes to PPL Montana is $18 million. As a result of the decision, in the first quarter of 2014 Energy Supply performed a recoverability test on the Kerr Dam Project and recorded an impairment charge of $18 million ($10 million after-tax) to reduce the carrying amount to its fair value, at that time, of $29 million. See Note 10 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

Susquehanna Turbine Blade Inspection

PPL Susquehanna continues to make modifications to address the causes of turbine blade cracking at the PPL Susquehanna nuclear plant that was first identified in 2011. In March 2014, Unit 2 completed its planned turbine inspection outage to replace blades. Unit 1 completed its planned refueling and turbine inspection outage in June 2014. Similar blade replacements were completed and modifications will also be implemented to reduce the likelihood of blade cracking, including the installation of shorter last stage blades on one of the low pressure turbines. In the second and third quarters of 2014, Unit 2 was shut down for blade inspection and replacement, as well as additional maintenance. The financial impact of the Unit 2 outages was not material. PPL Susquehanna will continue to monitor blade performance and work with the turbine manufacturer to identify and resolve the issues causing the blade cracking.

Results of Operations

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013.

The discussion for Energy Supply provides a summary of earnings. The “Margins” discussion includes a reconciliation of a non-GAAP financial measure to “Operating Income” and “Statement of Income Analysis” addresses significant changes in principal line items on the Statements of Income comparing the nine months ended September 30, 2014 with the same period in 2013.

The results for interim periods can be disproportionately influenced by numerous factors and developments and by seasonal variations. As such, the results of operations for interim periods do not necessarily indicate results or trends for the year or future periods.

Earnings, Margins and Statement of Income Analysis

Earnings

	Nine Months Ended September 30,
	2014	2013
Net Income Attributable to Energy Supply Member	$48	$172
Special items, gains (losses), after-tax	(144)	(49)

Excluding special items, earnings for the nine-month period in 2014 compared with 2013 decreased, primarily due to lower energy prices, partially offset by favorable asset performance, net benefits from unusually cold weather in the first quarter of 2014, higher capacity prices, gains on certain commodity positions and lower financing costs.

The table below quantifies the changes in the components of Net Income Attributable to Energy Supply Member for the nine-month period, which reflects amounts classified as Gross Energy Margins and certain items that management considers special on separate lines within the table and not in their respective Statement of Income line items. See below for additional detail of the special items.

Gross Energy Margins	$(83)
Other operation and maintenance	3
Other Income (Expense)—net	7
Interest expense	28
Energy-related businesses	7
Other	(1)
Income taxes	11
Discontinued operations, after-tax	(1)
Special items, after-tax	(95)

Total	$(124)

The following after-tax gains (losses), which management considers special items, also impacted Energy Supply’s results during the nine-month period ended September 30.

	Income Statement Line Item	2014	2013
Adjusted energy-related economic activity—net, net of tax of $80, $32	(a)	$(116)	$(47)
Kerr Dam Project impairment, net of tax of $7, $0 (b)	Other Operation and Maintenance	(10)
Other:
Change in tax accounting method related to repairs	Income Taxes		(3)

Counterparty bankruptcy, net of tax of $0, ($1)	Other Operation and Maintenance		1

Separation benefits-bargaining unit voluntary program, net of tax of $7, $0 (c)	Other Operation and Maintenance	(11)

Separation benefits-spinoff, net of tax of $5, $0 (d)	Other Operation and Maintenance	(7)

Total		$(144)	$(49)

(a)	Represents unrealized gains (losses), after-tax, on economic activity. See “Commodity Price Risk (Non-trading)—Economic Activity” in Note 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information. Amounts have been adjusted for insignificant amounts for option premiums.
(b)	See Note 10 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(c)	In June 2014, Energy Supply’s largest IBEW local ratified a new three-year labor agreement. In connection with the new agreement, bargaining unit one-time voluntary retirement benefits were recorded in the second quarter and adjusted in the third quarter of 2014. See Note 7 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(d)	In September 2014, Energy Supply recorded separation benefits related to the anticipated spinoff transaction. See Note 5 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

Margins

Management utilizes a non-GAAP financial measure as an indicator of performance for its business.

“Gross Energy Margins” is a single financial performance measure of Energy Supply’s competitive energy activities, which are managed on a geographic basis. In calculating this measure, energy revenues, including operating revenues associated with certain businesses classified as discontinued operations, are offset by the cost of fuel, energy purchases, certain other operation and maintenance expenses, primarily ancillary charges, gross receipts tax, recorded in “Taxes, other than income,” and operating expenses associated with certain businesses classified as discontinued operations. This performance measure is relevant due to the volatility in the individual revenue and expense lines on the Statements of Income that comprise “Gross Energy Margins.” This volatility stems from a number of factors, including the required netting of certain transactions with ISOs and significant fluctuations in unrealized gains and losses. Such factors could result in gains or losses being recorded in either “Unregulated wholesale energy,” “Unregulated retail energy” or “Energy purchases” on the Statements of Income. This performance measure includes PLR revenues from energy sales to PPL Electric by PPL EnergyPlus, which are reflected in “Unregulated wholesale energy to affiliate” in the reconciliation table below. “Gross Energy Margins” excludes adjusted energy-related economic activity, which includes the changes in fair value of positions used to economically hedge a portion of the economic value of the competitive power generation assets, full-requirement sales contracts and retail activities. This economic value is subject to changes in fair value due to market price volatility of the input and output commodities (e.g., fuel and power) prior to the delivery period that was hedged. Adjusted energy-related economic activity includes the ineffective portion of qualifying cash flow hedges and premium amortization associated with options. Unrealized gains and losses related to this activity are deferred and included in “Gross Energy Margins” over the delivery period of the item that was hedged or upon realization.

This measure is not intended to replace “Operating Income,” which is determined in accordance with GAAP, as an indicator of overall operating performance. Other companies may use different measures to analyze and report their results of operations. Management believes this measure provides additional useful criteria to make investment decisions. This performance measure is used, in conjunction with other information, by senior management to manage Energy Supply’s operations, analyze actual results compared with budget and, in certain cases, to measure certain corporate financial goals used to determine variable compensation.

The following tables contain the components from the Statements of Income that are included in this non-GAAP financial measure and a reconciliation to “Operating Income” for the nine months ended September 30.

	2014				2013
	Gross Energy Margins	Other (a)		Operating Income (b)	Gross Energy Margins	Other (a)		Operating Income (b)
Operating Revenues
Unregulated wholesale energy	$792	$(589	)(c)	$203	$2,664	$(284	)(c)	$2,380
Unregulated wholesale energy to affiliate	68			68	37			37
Unregulated retail energy	933	(20	)(c)	913	747	11	(c)	758
Energy-related businesses		469		469		378		378

Total Operating Revenues	1,793	(140)		1,653	3,448	105		3,553

Operating Expenses
Fuel	950	3	(c)	953	778	2	(c)	780
Energy purchases	(478)	(415	)(c)	(893)	1,285	(197	)(c)	1,088
Other operation and maintenance	17	729		746	13	701		714
Depreciation		225		225		223		223
Taxes, other than income	34	11		45	27	13		40
Energy-related businesses	6	445		451	5	361		366

Total Operating Expenses	529	998		1,527	2,108	1,103		3,211

Discontinued Operations	103	(103	)(d)		110	(110	)(d)

Total	$1,367	$(1,241)		$126	$1,450	$(1,108)		$342

(a)	Represents amounts excluded from Margins.
(b)	As reported on the Statements of Income.
(c)	Includes energy-related economic activity, which is subject to fluctuations in value due to market price volatility. See “Commodity Price Risk (Non-trading)—Economic Activity” within Note 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus.
(d)	Represents the revenues associated with the hydroelectric generating facilities located in Montana that are classified as discontinued operations. These revenues are not reflected in “Operating Income” on the Statements of Income.

Changes in Gross Energy Margins

The following table shows “Gross Energy Margins” by component for the nine months ended September 30 as well as the change between periods. The factors that gave rise to the changes are described following the table.

	2014	2013	Change
Eastern U.S.	$1,211	$1,285	$(74)
Western U.S.	156	165	(9)

Total	$1,367	$1,450	$(83)

Eastern U.S.

Eastern margins decreased for the nine months ended September 30, 2014 compared with 2013 primarily due to lower baseload energy prices of $283 million, partially offset by favorable asset performance of $66 million, net gains on certain commodity positions of $48 million, higher capacity prices of $34 million and gas optimization of $19 million.

During the first quarter of 2014, the PJM region experienced unusually cold weather conditions, higher demand and congestion patterns, causing rising natural gas and electricity prices in spot and near-term forward markets. Due to these market dynamics, Energy Supply captured opportunities on unhedged generation, which were primarily offset by under-hedged full-requirement sales contracts and retail electric. The net benefit, due to the aforementioned weather and related market dynamics, was $38 million for the nine months ended September 30, 2014 compared with 2013.

Western U.S.

Western margins decreased for the nine months ended September 30, 2014 compared with 2013 primarily due to lower energy prices.

Statement of Income Analysis—

Certain Operating Revenues and Expenses Included in “Gross Energy Margins”

The following Statement of Income line items and their related increase (decrease) during the nine months ended September 30, 2014 compared with 2013 are included above within “Gross Energy Margins” and are not discussed separately.

Unregulated wholesale energy (a)	$(2,177)
Unregulated wholesale energy to affiliate	31
Unregulated retail energy	155
Fuel	173
Energy purchases (b)	(1,981)

(a)	The nine-month period ended September 30, 2014 includes significant realized and unrealized losses on physical and financial commodity sales contracts due to the unusually cold weather experienced in the first quarter of 2014.
(b)	The nine-month period ended September 30, 2014 includes significant realized and unrealized gains on physical and financial commodity purchase contracts due to the unusually cold weather experienced in the first quarter of 2014.

Energy-Related Businesses

Net contributions from energy-related businesses increased by $6 million for the nine months ended September 30, 2014 compared with 2013. During the nine months ended September 30, 2014, Energy Supply recorded a $17 million increase to “Energy-related businesses” revenues on the 2014 Statement of Income related to prior periods and the timing of revenue recognition for a mechanical contracting and engineering subsidiary. See Note 1 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information. The increase for the nine month period was partially offset by losses of $9 million recognized in 2014 related to overruns in costs to complete a project.

Other Operation and Maintenance

The increase (decrease) in other operation and maintenance for the nine months ended September 30, 2014 compared with 2013 was due to:

PPL Susquehanna (a)	$23
Fossil and Eastern hydroelectric plants (b)	(20)
PPL EnergyPlus	2
Bargaining unit one-time voluntary retirement benefits (Note 7)	17
Separation benefits related to spinoff of Energy Supply (Note 5)	12
Other	(2)

Total	$32

(a)	The increase for the period is primarily due to project costs.
(b)	The decrease for the period is primarily due to outage costs of $10 million and the elimination of $16 million of rent expense associated with the Colstrip lease which was terminated in December 2013.

Other Income (Expense)—net

Other income (expense)—net increased by $6 million for the nine months ended September 30, 2014 compared with 2013, primarily due to higher earnings on securities in NDT funds.

Interest Expense

The increase (decrease) in interest expense for the nine months ended September 30, 2014 compared with 2013 was due to:

Long-term debt interest expense (a)	$(38)
Capitalized interest (b)	12
Other	(2)

Total	$(28)

(a)	The decrease was primarily due to the repayment of debt in December and July 2013.
(b)	The increase was primarily due to the Holtwood hydroelectric expansion project placed in service in November 2013.

Income Taxes

The increase (decrease) in income taxes for the nine months ended September 30, 2014 compared with 2013 was due to:

Change in pre-tax income at current period tax rates	$(75)
State valuation allowance adjustments	(4)
Federal and state tax reserve adjustments	(6)
State deferred tax rate change	3
Other	7

Total	$(75)

See Note 3 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

Income (Loss) from Discontinued Operations (net of income taxes)

Income (Loss) from Discontinued Operations (net of income taxes) includes the results of operations of the Montana hydroelectric generating facilities for all periods presented. See “Discontinued Operations – Montana Hydro Sale Agreement” in Note 5 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information. Income (Loss) from Discontinued Operations (net of income taxes) decreased by $18 million for the nine months ended September 30, 2014 compared with the same period in 2013. The decrease was primarily due to the Kerr Dam Project impairment of $10 million after-tax recorded in March 2014 and lower energy margins due to lower energy prices. See Note 10 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the Kerr Dam Project impairment.

Year ended December 31, 2013 compared to year ended December 31, 2012 and year ended December 31, 2012 compared to year ended December 31, 2011.

The discussion for Energy Supply provides a summary of earnings. The “Margins” discussion includes a reconciliation of a non-GAAP financial measure to “Operating Income” and “Statement of Income Analysis” addresses significant changes in principal line items on the Statements of Income comparing year-to-year changes.

Earnings, Margins and Statement of Income Analysis

Earnings

	2013	2012	2011
Net Income (Loss) Attributable to Energy Supply Member	$(230)	$474	$768
Special items, gains (losses), after-tax	(531)	18	142

Excluding special items, pre-tax earnings in 2013 compared with 2012 decreased primarily due to lower baseload energy prices and higher depreciation, partially offset by higher capacity prices, higher nuclear generation volume, lower operation and maintenance expense and lower income taxes.

Excluding special items, pre-tax earnings in 2012 compared with 2011 decreased primarily due to lower Eastern energy margins resulting from lower baseload energy and capacity prices, lower Western energy margins resulting from an early 2012 contract termination related to the bankruptcy of SMGT, higher operation and maintenance expense, higher depreciation, partially offset by lower financing costs and income taxes.

The table below quantifies the changes in the components of Net Income (Loss) Attributable to Energy Supply Member between these periods, which reflect amounts classified as Gross Energy Margins and certain items that management considers special on separate lines within the table and not in their respective Statement of Income line items. See below for additional detail of the special items.

	2013 vs. 2012	2012 vs. 2011
Gross Energy Margins	$(194)	$(197)
Other operation and maintenance	25	(55)
Depreciation	(27)	(40)
Taxes, other than income	5	7
Other Income (Expense)—net	15	(5)
Interest Expense	(1)	16
Other	(3)	(1)
Income Taxes	24	97
Discontinued Operations, after-tax	1	8
Special items, after-tax	(549)	(124)

Total	$(704)	$(294)

The following after-tax gains (losses), which management considers special items, also impacted Energy Supply’s results.

	Income Statement Line Item	2013	2012	2011
Adjusted energy-related economic activity—net, net of tax of $54, ($26), ($52)	(a)	$(77)	$38	$72
Impairments:
Emission allowances, net of tax of $0, $0, $1	Other operation and maintenance			(1)
RECs, net of tax of $0, $0, $2	Other operation and maintenance			(3)
Adjustments—nuclear decommissioning trust investments, net of tax of $0, ($2), $0	Other Income (Expense)—net		2
Other asset impairments, net of tax of $0, $0, $0	Other operation and maintenance		(1)
Corette asset impairment, net of tax of $26, $0, $0 (b)	Other operation and maintenance	(39)
Sale of certain non-core generation facilities, net of tax of $0, $0, $0	Discontinued Operations			(2)
Other:
Montana hydroelectric litigation, net of tax of $0, $0, ($30) (c)	Discontinued Operations			45
Litigation settlement—spent nuclear fuel storage, net of tax of $0, $0, ($24) (d)	Fuel			33
Change in tax accounting method related to repairs	Income Taxes	(3)
Counterparty bankruptcy, net of tax of ($1), $5, $5 (e)	Other operation and maintenance	1	(6)	(6)
Wholesale supply cost reimbursement, net of tax of $0, $0, ($3) (f)	Unregulated wholesale energy		1	4
Ash basin leak remediation adjustment, net of tax of $0, ($1), $0	Other operation and maintenance		1
Coal contract modification payments, net of tax of $0, $12, $0 (g)	Fuel		(17)
Loss on Colstrip operating lease termination, net of tax of $284, $0, $0 (h)	Loss on lease termination	(413)

Total		$(531)	$18	$142

(a)	See “Reconciliation of Economic Activity” below.
(b)	In 2012, Energy Supply announced its intention, beginning in April 2015, to place its Corette coal-fired plant in Montana in long-term reserve status, suspending the plant’s operation due to expected market conditions and the costs to comply with MATS. During the fourth quarter of 2013, Energy Supply determined its Corette plant was impaired and recorded a pre-tax charge of $65 million for the plant and related emission allowances. See Note 14 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(c)	In February 2012, the U.S. Supreme Court overturned the Montana state court decisions requiring PPL Montana to make lease payments for the use of certain Montana streambeds. As a result, in 2011, PPL Montana reversed its total loss accrual. The amount, which is reflected in Discontinued Operations and related to periods prior to 2011, was considered a special item.
(d)	In May 2011, PPL Susquehanna entered into a settlement agreement with the DOE relating to PPL Susquehanna’s lawsuit, seeking damages for the DOE’s failure to accept spent nuclear fuel from the PPL Susquehanna plant. PPL Susquehanna recorded credits to fuel expense to recognize recovery, under the settlement agreement, of certain costs to store spent nuclear fuel at the Susquehanna nuclear plant. This special item represents amounts recorded in 2011 to cover the costs incurred from 1998 through December 2010.
(e)	In October 2011, a wholesale customer, SMGT, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In 2012, EnergyPlus recorded an additional allowance for unpaid amounts under the long-term power contract. In March 2012, the U.S. Bankruptcy Court for the District of Montana approved the request to terminate the contract, effective April 1, 2012. In June 2013, EnergyPlus received an approval for an administrative claim in the amount of $2 million.
(f)	In January 2012, Energy Supply received $7 million pre-tax, related to electricity delivered to a wholesale customer in 2008 and 2009. The additional revenue results from several transmission projects approved at PJM for recovery that were not initially anticipated at the time of the electricity auctions and therefore were not included in the auction pricing. A FERC order was issued in 2011 approving the disbursement of these supply costs by the wholesale customer to the suppliers; therefore, Energy Supply accrued its share of this additional revenue in 2011.
(g)	As a result of lower electricity and natural gas prices, coal-fired generation output decreased during 2012. Contract modification payments were incurred to reduce 2012 and 2013 coal deliveries.
(h)	In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern certain hydroelectric generating facilities located in Montana. See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the sale. To facilitate the sale of the hydroelectric facilities, on December 20, 2013, PPL Montana terminated its operating lease arrangement related to partial interests in Units 1, 2 and 3 of the Colstrip coal-fired electric generating facility and acquired those interests, collectively, for $271 million. At lease termination, the existing lease-related assets on the balance sheet were written-off and the acquired Colstrip assets were recorded at fair value as of the acquisition date. Energy Supply recorded a charge of $697 million ($413 million after-tax) for the termination of the lease. See Note 4 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the lease termination and acquisition.

Reconciliation of Economic Activity

The following table reconciles unrealized pre-tax gains (losses) from the table within “Commodity Price Risk (Non-trading)—Economic Activity” in Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus to the special item identified as “Adjusted energy-related economic activity, net.”

	2013	2012	2011
Operating Revenues
Unregulated wholesale energy	$(721)	$(311)	$1,407
Unregulated retail energy	12	(17)	31
Operating Expenses
Fuel	(4)	(14)	6
Energy Purchases	586	442	(1,123)

Energy-related economic activity (a)	(127)	100	321
Option premiums (b)	(4)	(1)	19

Adjusted energy-related economic activity	(131)	99	340
Less: Economic activity realized, associated with the monetization of certain full-requirement sales contracts in 2010		35	216

Adjusted energy-related economic activity, net, pre-tax	$(131)	$64	$124

Adjusted energy-related economic activity, net, after-tax	$(77)	$38	$72

(a)	See Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(b)	Adjustment for the net deferral and amortization of option premiums over the delivery period of the item that was hedged or upon realization. Option premiums are recorded in “Unregulated wholesale energy” and “Energy purchases” on the Statements of Income.

Margins

“Gross Energy Margins” is a non-GAAP financial performance measure that management utilizes as an indicator of the performance of its business. See “—Results of Operations—Nine months ended September 30, 2014 compared to nine months ended September 30, 2013—Earnings, Margins and Statement of Income Analysis—Margins” above for information on why management believes this measure is useful.

The following tables contain the components from the Statements of Income that are included in this non-GAAP financial measure and a reconciliation to “Operating Income” for the years ended December 31.

	2013				2012
	Gross Energy Margins	Other (a)		Operating Income (b)	Gross Energy Margins	Other (a)		Operating Income (b)
Operating Revenues
Unregulated wholesale energy	$3,623	$(714	)(c)	$2,909	$4,266	$(290	)(c)	$3,976
Unregulated wholesale energy to affiliate	51			51	78			78
Unregulated retail energy (d)	1,015	12	(c)	1,027	861	(17	)(c)	844
Energy-related businesses		527		527		448		448

Total Operating Revenues	4,689	(175)		4,514	5,205	141		5,346

Operating Expenses
Fuel	1,045	4	(e)	1,049	931	34	(e)	965
Energy purchases	1,742	(574	)(c)	1,168	2,204	(386	)(c)	1,818
Energy purchases from affiliate	3			3	3			3
Other operation and maintenance	20	1,006		1,026	19	978		997
Loss on lease termination (Note 4)		697		697
Depreciation		299		299		272		272
Taxes, other than income	37	16		53	34	21		55
Energy-related businesses	7	505		512		432		432

Total Operating Expenses	2,854	1,953		4,807	3,191	1,351		4,542
Discontinued Operations	139	(139	)(f)		154	(154	)(f)

Total	$1,974	$(2,267)		$(293)	$2,168	$(1,364)		$804

	2011
	Gross Energy Margins	Other (a)		Operating Income (b)
Operating Revenues
Unregulated wholesale energy	$3,589	$1,469	(c)	$5,058
Unregulated wholesale energy to affiliate	26			26
Unregulated retail energy (e)	693	31	(c)	724
Energy-related businesses		464		464

Total Operating Revenues	4,308	1,964		6,272

Operating Expenses
Fuel	1,151	(71	)(e)	1,080
Energy purchases	912	1,371	(c)	2,283
Energy purchases from affiliate	3			3
Other operation and maintenance	16	932		948
Depreciation		232		232
Taxes, other than income	30	28		58
Energy-related businesses		458		458

Total Operating Expenses	2,112	2,950		5,062
Discontinued Operations	169	(169	)(f)

Total	$2,365	$(1,155)		$1,210

(a)	Represents amounts excluded from Margins.
(b)	As reported on the Statements of Income.

(c)	Includes energy-related economic activity, which is subject to fluctuations in value due to market price volatility. See “Commodity Price Risk (Non-trading) – Economic Activity” within Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus. For 2012, “Unregulated wholesale energy” and “Energy purchases” include a net pre-tax loss of $35 million related to the monetization of certain full-requirement sales contracts. 2011 includes a net pre-tax loss of $216 million related to the monetization of certain full-requirement sales contracts and a net pre-tax gain of $19 million related to the amortization of option premiums.
(d)	Although retail energy revenues continue to grow, the net margins related to these activities are not currently a significant component of Gross Energy Margins.
(e)	Includes economic activity related to fuel as described in “Commodity Price Risk (Non-trading) – Economic Activity” within Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus. 2012 includes a net pre-tax loss of $29 million related to coal contract modification payments. 2011 includes pre-tax credits of $57 million for the spent nuclear fuel litigation settlement.
(f)	Represents the net of certain revenues and expenses associated with certain businesses that are classified as discontinued operations. These revenues and expenses are not reflected in “Operating Income” on the Statements of Income.

Changes in Gross Energy Margins

The following table shows “Gross Energy Margins” by component for the year ended December 31 as well as the change between periods. The factors that gave rise to the changes are described following the table.

				$ Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Eastern U.S.	$1,756	$1,867	$2,015	$(111)	$(148)
Western U.S.	218	301	350	(83)	(49)

Total	$1,974	$2,168	$2,365	$(194)	$(197)

Eastern U.S.

Eastern margins decreased in 2013 compared with 2012 primarily due to $435 million of lower baseload energy prices, partially offset by $198 million of higher capacity prices and $100 million of increased nuclear generation volume.

Eastern margins decreased in 2012 compared with 2011 primarily due to $121 million of lower baseload energy prices and $54 million of lower capacity prices.

Western U.S.

Western margins decreased in 2013 compared with 2012 primarily due to $69 million of lower wholesale energy prices and $15 million of lower net economic availability of coal and hydroelectric units.

Western margins decreased in 2012 compared with 2011 primarily due to $34 million of lower wholesale volumes, including $31 million related to the bankruptcy of SMGT, $9 million of higher average fuel prices and $9 million of lower wholesale energy prices.

Statement of Income Analysis—

Certain Operating Revenues and Expenses Included in “Gross Energy Margins”

The following Statement of Income line items are included above within “Gross Energy Margins” and are not discussed separately.

	2013 vs. 2012	2012 vs. 2011
Unregulated wholesale energy	$(1,067)	$(1,082)
Unregulated wholesale energy to affiliate	(27)	52
Unregulated retail energy	183	120
Fuel	84	(115)
Energy purchases	(650)	(465)

Energy-Related Businesses

The $10 million net increase in contributions from energy-related businesses in 2012 compared with 2011 primarily relates to the mechanical services businesses, due to improved margins on construction and energy service projects in 2012.

Other Operation and Maintenance

The increase (decrease) in other operation and maintenance was due to:

	2013 vs. 2012	2012 vs. 2011
Fossil and Eastern hydroelectric plants (a)	$41	$3
PPL EnergyPlus (b)	(18)	17
PPL Susquehanna (c)	(3)	33
Ironwood Acquisition (d)		20
Trademark royalties (e)		(34)
Other	9	10

Total	$29	$49

(a)	In 2012, Energy Supply announced its intention, beginning in April 2015, to place its Corette coal-fired plant in Montana in long-term reserve status, suspending the plant’s operations due to expected market conditions and the costs to comply with MATS. During the fourth quarter of 2013, Energy Supply determined its Corette plant was impaired and recorded a charge of $65 million for the plant and related emission allowances. See Note 14 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(b)	2013 compared with 2012 was lower primarily due to SMGT filing under Chapter 11 of the U.S. Bankruptcy Code. $11 million of receivables billed to SMGT were fully reserved in 2012. For 2012 compared with 2011, no individual item was significant in comparison to the prior year.
(c)	2012 compared with 2011 was higher primarily due to outage and project costs.
(d)	Amounts in 2013 compared with 2012 are comparable and have not been isolated for purposes of comparability. Amounts in 2012 compared with 2011 were not comparable as 2012 includes nine months of expense and therefore, have been isolated for purposes of comparability. See Note 6 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for information on the acquisition.
(e)	In 2011, Energy Supply was charged trademark royalties by an affiliate. The agreement was terminated in December 2011.

Loss on Lease Termination

A $697 million charge was recorded in 2013 for the termination of the Colstrip operating lease to facilitate the sale of the Montana hydroelectric generating facilities. See Notes 4 and 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for information on the lease termination and the sale of the Montana hydroelectric generating facilities, respectively.

Depreciation

Depreciation increased by $27 million in 2013 compared with 2012, primarily due to net PP&E additions.

Depreciation increased by $40 million in 2012 compared with 2011, primarily due to $15 million attributable to net PP&E additions and $17 million attributable to the Ironwood Acquisition in April 2012.

Taxes, Other Than Income

Taxes, other than income decreased by $3 million in 2012 compared with 2011, primarily due to a $7 million decrease in state capital stock tax offset by a $4 million increase in state gross receipts tax.

Other Income (Expense)—net

See Note 13 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for details.

Interest Income from Affiliates

Interest income from affiliates decreased by $6 million in 2012 compared with 2011, primarily due to lower average loan balances with PPL Energy Funding.

Interest Expense

The increase (decrease) in interest expense was due to:

	2013 vs. 2012	2012 vs. 2011
Long-term debt interest expense (a)	$1	$(11)
Short-term debt interest expense (b)	(2)	(10)
Ironwood Acquisition (c)		12
Capitalized interest	2
Net amortization of debt discounts, premiums and issuance costs (d)	(1)	(9)
Other	1	2

Total	$1	$(16)

(a)	The decrease in 2012 compared with 2011 was primarily due to the debt redemption in July 2011, along with the repayment and subsequent issuance of debt in the fourth quarter of 2011.
(b)	The decrease in 2012 compared with 2011 was primarily due to lower interest rates on 2012 short-term borrowings coupled with lower fees on credit facilities.
(c)	The change in 2013 compared with 2012 is comparable and has not been isolated for purposes of comparability. Amounts in 2012 compared with 2011 were not comparable as 2012 includes nine months of expense and therefore, have been isolated for purposes of comparability.
(d)	The decrease in 2012 compared with 2011 includes the impact of accelerating the amortization of deferred financing fees of $7 million in 2011, due to the July 2011 redemption.

Income Taxes

The increase (decrease) in income taxes was due to:

	2013 vs. 2012	2012 vs. 2011
Change in pre-tax income	$(439)	$(158)
State valuation allowance adjustments (a)	2	(20)
State deferred tax rate change (b)	34	7
Federal income tax credits	4	(3)
Federal and state tax reserve adjustments (c)	8	(4)
Federal and state tax return adjustments (d)	(5)	26
Other	1

Total	$(395)	$(152)

(a)	The valuation allowances recorded on Energy Supply’s state deferred tax assets primarily relate to Pennsylvania net operating loss carryforwards. Pennsylvania requires that each corporation file a separate income tax return and has significant annual limitations on the deduction for net operating loss carryforwards. Currently, Pennsylvania allows an annual maximum deduction equal to the greater of $3 million or 20% of taxable income. Recent legislation increased the annual maximum deduction to the greater of $5 million or 30% of taxable income for tax years beginning in 2015.

During 2011, the Pennsylvania Department of Revenue issued interpretive guidance on the treatment of bonus depreciation for Pennsylvania income tax purposes. The guidance allows 100% bonus for qualifying assets in the same year bonus depreciation is allowed for federal income tax purposes. Due to the decrease in projected taxable income related to bonus depreciation and a decrease in projected future taxable income, Energy Supply recorded $22 million in state deferred income tax expense related to deferred tax valuation allowances during 2011.

(b)	Changes in state apportionment resulted in an increase to the future estimated state tax rate at December 31, 2013 and reductions to the future estimated state tax rate at December 2012 and 2011. Energy Supply recorded a $15 million deferred tax expense in 2013, a $19 million deferred tax benefit in 2012 and a $26 million deferred tax benefit in 2011 related to its state deferred tax liabilities.
(c)	During 2013, Energy Supply reversed $3 million in tax benefits related to a 2008 change in method of accounting for certain expenditure for tax purposes and recorded $4 million in federal tax expense related to differences in over (under) payment interest rates applied to audit claims as a result of the U.S. Supreme Court decision related to Windfall Profits Tax.
(d)	During 2011, Energy Supply recorded $22 million in federal and state tax benefits related to the filing of the 2010 federal and state income tax returns. Of that amount, $7 million in tax benefits related to an additional domestic manufacturing deduction resulting from revised bonus depreciation amounts.

See Note 2 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on income taxes.

Income (Loss) from Discontinued Operations (net of income taxes)

Income (Loss) from Discontinued Operations (net of income taxes) decreased by $14 million in 2013 compared with 2012, and decreased by $50 million in 2012 compared with 2011. Discontinued operations primarily includes the results of operations of the Montana hydroelectric generating facilities for all periods presented. See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information. The decrease in 2013 compared with 2012, resulted primarily from lower energy margins due to lower energy prices. The decrease in 2012 compared with 2011, resulted primarily from 2011 including the reversal of a loss accrual, $45 million after-tax, due to a February 2012 U.S. Supreme Court ruling which overturned prior court decisions requiring PPL Montana to make lease payments for the use of certain streambeds. See Note 11 to the audited consolidated financial statements included elsewhere in this prospectus for additional information on the litigation.

Financial Condition

Liquidity and Capital Resources

Energy Supply expects to continue to have adequate liquidity available through operating cash flows, cash and cash equivalents, credit facilities and borrowings in credit and capital markets. Additionally, Energy Supply has received equity contributions during the nine months ended September 30, 2014 from its member of $730 million, but will not receive additional equity contributions from its member for the remainder of 2014 under the terms of the Transaction Agreement.

Energy Supply’s cash flows from operations and access to cost-effective credit and capital markets financing sources are subject to risks and uncertainties including, but not limited to:

•	any adverse outcome of legal proceedings and investigations with respect to current and past business activities;

•	changes in the financial markets that could make obtaining new sources of credit and capital markets funding more difficult and more costly;

•	a downgrade in credit ratings that could adversely affect its ability to access capital and increase the cost of credit facilities and any new debt;

•	costs of compliance with existing and new environmental laws focused on electricity generation facilities, and with new security and safety requirements for nuclear facilities;

•	changes in electricity, fuel and other commodity prices;

•	operational and credit risks associated with selling and marketing products in the wholesale power markets;

•	potential ineffectiveness of the trading, marketing and risk management policy and programs used to mitigate Energy Supply’s risk exposure to adverse changes in electricity and fuel prices, interest rates and counterparty credit;

•	reliance on transmission and distribution facilities that Energy Supply does not own or control to deliver electricity and natural gas;

•	unavailability of generating units (due to unscheduled or longer-than-anticipated generation outages, weather and natural disasters) and the resulting loss of revenues and additional costs of replacement electricity; and

•	continued compliance with financial and other covenants.

See “Risk Factors” for further discussion of risks and uncertainties that could affect Energy Supply’s cash flows.

Energy Supply had the following at:

	September 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Cash and cash equivalents	$194	$239	$413	$379
Notes receivable from affiliates				198
Short-term debt	590		356	400

Net cash provided by (used in) operating, investing and financing activities for the nine-month periods ended September 30, and the changes between periods were as follows.

	2014	2013	Change—Cash Provided (Used)
Operating activities	$465	$583	$(118)
Investing activities	(344)	(351)	7
Financing activities	(166)	(94)	(72)

Net cash provided by (used in) operating, investing and financing activities for the years ended December 31 and the changes between periods were as follows.

	2013	2012	2011	2013 vs. 2012 Change	2012 vs. 2011 Change
Operating activities	$410	$784	$776	$(374)	$8
Investing activities	(631)	(469)	(668)	(162)	199
Financing activities	47	(281)	(390)	328	109

Operating Activities

A significant portion of Energy Supply’s operating cash flows is derived from its competitive baseload generation activities. Energy Supply employs a formal hedging program for its baseload generation fleet, the objective of which is to provide a reasonable level of near-term cash flow and earnings certainty while preserving upside potential over the medium term to benefit from power price increases. See Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for further discussion. Despite Energy Supply’s hedging practices, future cash flows from operating activities are influenced by energy and capacity prices and, therefore, will fluctuate from period to period.

Energy Supply’s contracts for the sale and purchase of electricity and fuel often require cash collateral or cash equivalents (e.g. letters of credit), or reductions or terminations of a portion of the entire contract through cash settlement, in the event of a downgrade of Energy Supply’s or its subsidiaries’ credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if Energy Supply’s or its subsidiaries’ ratings were lowered to below “investment grade” and there was a 10% adverse movement in energy prices, Energy Supply estimates that, based on its December 31, 2013 positions, it would have been required to post additional collateral of approximately $318 million with respect to electricity and fuel contracts. Energy Supply had adequate liquidity sources at December 31, 2013 had it been required to post this additional collateral. Energy Supply has in place risk management programs that are designed to monitor and manage exposure to volatility of cash flows related to changes in energy and fuel prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operating performance of generating units. During the second quarter of 2014, Energy Supply’s corporate credit rating was lowered to below investment grade. See “—Forecasted Sources of Cash—Credit Facilities” below for additional information.

The components of the change in cash provided by (used in) operating activities were as follows.

Change—Cash Provided (Used)	Nine months ended September 30, 2014 vs. nine months ended September 30, 2013	2013 vs. 2012	2012 vs. 2011
Net income	$(125)	$(704)	$(294)
Non-cash components	(108)	313	180
Working capital	(34)	65	30
Defined benefit funding	75	(38)	77
Other operating activities	74	(10)	15

Total	$(118)	$(374)	$8

The decrease in non-cash components of net income primarily consisted of an increase in deferred income tax benefits partially offset by an increase in unrealized hedging losses.

In 2013, net income includes a $271 million payment made in December 2013 related to terminating the operating lease arrangement for interests in the Colstrip facility in Montana and acquiring the previously leased interests. A portion of this payment was used to satisfy the lessors’ principal, interest and make whole premium for the redemption of their 8.903% Pass Through Certificates due 2020, which did not represent obligations of Energy Supply or its subsidiaries and, therefore, were not included in Energy Supply’s financial statements. Net income for 2013 also includes a non-cash charge of $426 million associated with the lease termination. See Note 4 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the transaction. Non-cash components of net income in 2013 compared with 2012 also included $212 million for the impact of non-cash hedging activities (primarily unrealized losses in 2013) and the $65 million charge for the impairment of the Corette facility, offset by a $448 million decline in deferred income taxes.

In 2012 compared with 2011, non-cash components of net income primarily consisted of $242 million related to non-cash hedging activities (primarily unrealized gains in 2011) and the $74 million reduction in the provision for the Montana hydroelectric litigation recorded in 2011, partially offset by a $165 million decline in deferred income taxes. The increase in cash from changes in components of working capital was primarily due to a reduction of $156 million in returns of counterparty collateral, partially offset by increases in accounts receivable (primarily affiliate receivables).

Investing Activities

Expenditures for Property, Plant and Equipment for the Nine-Month Periods

For the nine months ended September 30, 2014 compared with 2013, expenditures for PP&E decreased by $65 million. The decrease in expenditures was partially due to expenditures made in 2013 for the Holtwood hydroelectric expansion project.

Other Significant Changes in Components of Investing Activities for the Nine-Month Periods

The change in investing activities for the nine months ended September 30, 2014 compared with 2013 reflects increases of $208 million in restricted cash and cash equivalents. These changes were primarily related to increased cash margin requirements in 2014 of $199 million to support Energy Supply’s commodity hedging program primarily due to higher forward prices. Energy Supply initially borrowed under its short-term credit facilities to help fund these increased margin requirements.

Energy Supply also had investing inflows of $164 million for the nine months ended September 30, 2014 from U.S. Department of Treasury grants for the Rainbow and Holtwood hydroelectric expansion projects. See Note 5 to the Financial Statements for additional information.

The components of the change in cash provided by (used in) investing activities for the years ended were as follows.

	2013 vs. 2012	2012 vs. 2011
Expenditures for PP&E	$65	$13
Acquisitions & divestitures, net	84	(465)
Notes receivable with affiliates activity, net	(198)	396
Restricted cash and cash equivalent activity	(126)	232
Investment activity, net		(2)
Other investing activities	13	25

Total	$(162)	$199

In 2013 compared with 2012, the change in “Acquisitions & divestitures, net” related to the disbursement in 2012 for the Ironwood Acquisition. See Note 6 to the Audited Consolidated Financial Statements of Energy Supply for additional information. The change in “Notes receivable with affiliates, net” resulted from proceeds received in 2012 from repayments. The change in “Restricted cash and cash equivalent activity” was primarily related to margin deposit returns in 2012.

In 2012 compared with 2011, the change in “Restricted cash and cash equivalent activity” was primarily related to margin deposits posted in 2011 that were returned in 2012.

Financing Activities

The components of the change in cash provided by (used in) financing activities were as follows.

	Nine months ended September 30, 2014 vs. nine months ended September 30, 2013	2013 vs. 2012	2012 vs. 2011
Long-term debt issuance/retirement, net	$1	$(738)	$241
Capital contributions/distributions, net	(1,020)	1,393	(44)
Change in short-term debt, net	946	(312)	(94)
Other financing activities	1	(15)	6

Total	$(72)	$328	$109

Energy Supply does not expect to receive additional equity contributions from its member for the remainder of 2014. In the fourth quarter of 2014, Energy Supply distributed to its member, and ultimately to PPL, the $890 million net proceeds from the sale of the Montana hydroelectric business and expects to distribute an amount not to exceed $191 million during the first quarter of 2015.

See Note 4 to unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for information on nine-month 2014 short and long-term debt activity.

In 2013 compared with 2012, the change in “Debt issuance/retirement, net” was due to the 2013 repayment of a $300 million debt maturity and $437 million repayment of outstanding debt related to the acquisition of the previously leased Lower Mt. Bethel facility. In addition, an $18 million distribution was made to the equity investors of LMB Funding, L.P., which was accounted for as a redemption of noncontrolling interests and reflected in “Other financing activities” in the table above. See Notes 3 and 18 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on these 2013 debt and lease transactions. The change in “Capital Contributions/distributions, net” included net proceeds from 2013 of $1.1 billion that were contributed to Energy Supply to fund the debt maturities discussed above, to repay short-term debt and terminate the operating lease arrangement for interests in the Colstrip facility in Montana and acquire the previously leased interests.

In 2012 compared with 2011, the change in “Debt issuance/retirement, net” was due to 2011 including the early redemption at par of $250 million 7.00% Senior Notes due 2046.

See “—Long-term Debt” below for additional information on current year activity. See “—Forecasted Sources of Cash” for a discussion of Energy Supply’s plans to issue debt securities, as well as a discussion of credit facility capacity available to Energy Supply. Also see “—Forecasted Uses of Cash” for a discussion of maturities of long-term debt.

Long-term Debt

For the nine months ended September 30, 2014, Energy Supply repaid $308 million of debt.

Long-term debt activity for 2013 included:

	Debt
	Issuances (a)		Retirements
Cash Transactions	$		$747
Non-cash Transactions		167	167

(a)	Issuances are net of pricing discounts, where applicable and exclude the impact of debt issuance costs.

See Note 3 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information about long-term debt.

Forecasted Sources of Cash

Energy Supply expects to continue to have adequate liquidity available from operating cash flows, cash and cash equivalents and credit facilities.

Credit Facilities

At September 30, 2014 and December 31, 2013, the total committed borrowing capacity under credit facilities and the use of this borrowing capacity were:

External

	September 30, 2014				December 31, 2013
	Committed Capacity	Borrowed	Letters of Credit Issued and Commercial Paper Issued	Unused Capacity	Committed Capacity	Borrowed	Letters of Credit Issued and Commercial Paper Backup	Unused Capacity
Credit Facilities (a)(b)(c)	$3,150	$590	$195	$2,365	$3,150		$167	$2,983

(a)	The credit facilities contain a financial covenant requiring debt to total capitalization not to exceed 65%, as calculated in accordance with the facility, and other customary covenants. See Note 3 to the Audited Consolidated Financial Statements of Energy Supply for additional information regarding these credit facilities.
(b)	The commitments under the credit facilities are provided by a diverse bank group, with no one bank and its affiliates providing an aggregate commitment of more than 10% of the total committed capacity.
(c)	Energy Supply pays customary fees under its respective credit facility and borrowings generally bear interest at LIBOR-based rates plus an applicable margin.

In connection with the Transactions, Energy Supply has syndicated a $1.85 billion credit facility which is currently fully committed. This New Revolving Facility will replace the existing $3 billion Energy Supply credit facility and will be effective upon closing of the spinoff transaction. See “Description of Material Indebtedness—Energy Supply—Energy Supply New Revolving Facility.”

During the second quarter of 2014, Energy Supply’s corporate credit rating was lowered to below investment grade. At September 30, 2014, the additional collateral posted as a result of the downgrade was $169 million. Energy Supply primarily issued letters of credit under its credit facilities noted above to post the required collateral. Energy Supply continues to have adequate access to the capital markets and adequate capacity under its credit facilities and does not expect a material change in its financing costs as a result of the downgrade.

In addition to the financial covenants noted in the table above, the credit agreements governing the above credit facilities contain various other covenants. Failure to comply with the covenants after applicable grace periods could result in acceleration of repayment of borrowings and/or termination of the agreements. Energy Supply monitors compliance with the covenants on a regular basis. At September 30, 2014 and December 31, 2013, Energy Supply was in compliance with these covenants. At this time, Energy Supply believes that these covenants and other borrowing conditions will not limit access to these funding sources.

See Note 3 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 4 of the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for further discussion of Energy Supply’s credit facilities.

Commercial Paper

Energy Supply maintained a commercial paper program to provide an additional financing source to fund short-term liquidity needs, as necessary. Commercial paper issuances were supported by Energy Supply’s existing $3 billion credit facility. During the second quarter of 2014, Energy Supply’s corporate credit rating was lowered to below investment grade, and consequently, in August 2014, the commercial paper program was terminated.

When outstanding, the amounts were reflected in “Short-term debt” on the Balance Sheets.

The following available capacity and amounts were outstanding at:

	December 31, 2013			December 31, 2012
	Capacity	Commercial Paper Issuances	Unused Capacity	Commercial Paper Issuances
Commercial Paper	$750		$750	$356

Following the Transactions, Energy Supply does not expect to issue commercial paper.

Forecasted Uses of Cash

In addition to expenditures required for normal operating activities, such as purchased power, payroll, fuel and taxes, Energy Supply currently expects to incur future cash outflows for capital expenditures, various contractual obligations, distributions by Energy Supply to its member and the purchase or redemption of a portion of debt securities.

Capital Expenditures

The table below shows Energy Supply’s current capital expenditure projections for the years 2014 through 2018.

		Projected
	Total	2014	2015	2016	2017	2018
Construction expenditures (a)(b)(c)
Generating facilities	$1,238	$280	$253	$245	$224	$236
Environmental	279	85	102	24	42	26
Other	88	33	14	13	13	15

Total Construction Expenditures	1,605	398	369	282	279	277
Nuclear fuel	726	127	139	150	154	156

Total Capital Expenditures	$2,331	$525	$508	$432	$433	$433

(a)	Construction expenditures include capitalized interest, which is expected to total approximately $73 million.

(b)	Includes expenditures for certain intangible assets.
(c)	The 2014 total excludes amounts included in accounts payable as of December 31, 2013.

Capital expenditure plans are revised periodically to reflect changes in operational, market and regulatory conditions. See Note 4 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for information on significant development plans. See “Business—Energy Supply—Energy Supply Properties” for information on planned projects to expand capacity.

Energy Supply plans to fund capital expenditures in 2014 with cash on hand, cash from operations, equity contributions from member and proceeds from short-term debt.

Contractual Obligations

Energy Supply has assumed various financial obligations and commitments in the ordinary course of conducting business. At December 31, 2013, estimated contractual cash obligations were as follows.

	Total	2014	2015 - 2016	2017 - 2018	After 2018
Long-term Debt (a)	$2,547	$304	$658	$407	$1,178
Interest on Long-term Debt (b)	1,025	137	209	147	532
Operating Leases (c)	83	31	36	13	3
Purchase Obligations (d)	2,559	738	826	643	352
Other Long-term Liabilities
Reflected on the Balance
Sheet under GAAP (e)(f)	30	30

Total Contractual Cash Obligations	$6,244	$1,240	$1,729	$1,210	$2,065

(a)	Reflects principal maturities only based on stated maturity dates, except for Energy Supply’s 5.70% REset Put Securities (REPS). See Note 3 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of the remarketing feature related to the REPS, as well as discussion of variable-rate remarketable bonds issued on behalf of Energy Supply. Energy Supply does not have any significant capital lease obligations.
(b)	Assumes interest payments through stated maturity, except for Energy Supply’s REPS, for which interest is reflected to the put date. The payments herein are subject to change, as payments for debt that is or becomes variable-rate debt have been estimated.
(c)	See Note 7 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(d)	The amounts include agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Primarily includes as applicable, the purchase obligations of electricity, coal, nuclear fuel and limestone as well as certain construction expenditures, which are also included in the Capital Expenditures table presented above. Financial swaps and open purchase orders that are provided on demand with no firm commitment are excluded from the amounts presented.
(e)	The amounts include Energy Supply’s share of contributions made or committed to be made in 2014 for PPL’s U.S. pension plans. See Note 9 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of expected contributions.
(f)	At December 31, 2013, total unrecognized tax benefits of $15 million were excluded from this table as management cannot reasonably estimate the amount and period of future payments. See Note 2 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

Distributions

From time to time, as determined by its board of managers, Energy Supply pays distributions to its member. Certain of the credit facilities include minimum debt covenant ratios that could effectively restrict the payment of distributions.

Purchase or Redemption of Debt Securities

Energy Supply will continue to evaluate outstanding debt securities and may decide to purchase or redeem these securities depending upon prevailing market conditions and available cash.

Rating Agency Actions

Moody’s, S&P and Fitch periodically review the credit ratings of the debt of Energy Supply and its subsidiaries. Based on their respective independent reviews, the rating agencies may make certain ratings revisions or ratings affirmations.

A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. The credit ratings of Energy Supply and its subsidiaries are based on information provided by Energy Supply and other sources. The ratings of Moody’s, S&P and Fitch are not a recommendation to buy, sell or hold any securities of Energy Supply or its subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities. The credit ratings of Energy Supply and its subsidiaries affect their liquidity, access to capital markets and cost of borrowing under their credit facilities.

The following table sets forth Energy Supply credit ratings for outstanding debt securities or commercial paper programs as of September 30, 2014.

Senior Unsecured			Commercial Paper
Moody’s	S&P	Fitch	Moody’s	S&P	Fitch
Ba1	BB	BB	NP	B	B

A downgrade in Energy Supply’s or its subsidiaries’ credit ratings could result in higher borrowing costs and reduced access to capital markets. Energy Supply and its subsidiaries have no credit rating triggers that would result in the reduction of access to capital markets or the acceleration of maturity dates of outstanding debt.

In addition to the credit ratings noted above, the rating agencies have taken the following actions related to Energy Supply and its subsidiaries.

In February 2013, Moody’s upgraded its rating, from B2 to Ba1, and revised its outlook from under review to stable for PPL Ironwood.

In April 2013, Fitch affirmed its rating and outlook on PPL Montana’s pass-through certificates due 2020.

In July 2013, Moody’s withdrew its rating and outlook for PPL Ironwood.

In July 2013, S&P lowered its rating, from BBB- to BB+, retained its negative outlook and assigned a recovery rating of 1 to PPL Montana’s pass-through certificates due 2020.

In August 2013, Moody’s affirmed its rating and revised its outlook from stable to negative on PPL Montana’s pass-through certificates due 2020.

In September 2013, S&P affirmed its rating and revised its outlook from negative to stable on PPL Montana’s pass-through certificates due 2020.

In December 2013, Fitch downgraded its long-term issuer default rating, from BBB to BBB-, short-term issuer default and commercial paper ratings, from F2 to F3, and retained its negative outlook for Energy Supply.

In January 2014, S&P withdrew its rating, outlook and recovery rating on PPL Montana’s pass-through certificates due 2020.

In April 2014, Fitch affirmed its ratings with a negative outlook for Energy Supply.

In May 2014, S&P lowered its long-term issuer rating and senior unsecured rating from BBB to BB+ and its commercial paper rating and short-term issuer rating from A-2 to A-3 with a stable outlook for Energy Supply.

In June 2014, Moody’s lowered its senior unsecured rating from Baa2 to Ba1 and its commercial paper rating and short-term issuer rating from P-2 to Not Prime with a negative outlook for Energy Supply. Moody’s also assigned a Corporate Family Rating of Ba1, a Probability of Default Rating of Ba1-PD and a Speculative Grade Liquidity rating of SGL-1 to Energy Supply.

In June 2014, S&P lowered its long-term issuer rating and senior unsecured rating from BB+ to BB and its commercial paper rating and short-term issuer rating from A-3 to B for Energy Supply and placed the issuer on CreditWatch with negative implications.

In June 2014, Fitch lowered its long-term issuer default rating and senior unsecured debt rating from BBB- to BB and its commercial paper rating and short-term issuer default rating from F3 to B for Energy Supply and placed the issuer on Rating Watch Negative.

Ratings Triggers

Various derivative and non-derivative contracts, including contracts for the sale and purchase of electricity and fuel, commodity transportation and storage and interest rate instruments, contain provisions that require the posting of additional collateral, or permit the counterparty to terminate the contract, if Energy Supply’s or its subsidiaries’ credit rating, as applicable, were to fall below investment grade. See Note 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of “Credit Risk-Related Contingent Features,” including a discussion of the potential additional collateral requirements for Energy Supply for derivative contracts in a net liability position at September 30, 2014.

Guarantees for Subsidiaries

Energy Supply guarantees certain consolidated affiliate financing arrangements. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the consolidated affiliates’ access to funds under these financing arrangements, accelerate maturity of such arrangements or limit the consolidated affiliates’ ability to enter into certain transactions. At this time, Energy Supply believes that these covenants will not limit access to relevant funding sources. See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information about guarantees.

The Combined Company

Following the completion of the Transactions, we expect Talen Energy to have adequate liquidity available through operating cash flows, cash and cash equivalents and credit facilities (including the New Revolving Facility). Additionally, subject to market conditions, Talen Energy or its subsidiaries may borrow in the credit or capital markets.

Although we expect Talen Energy’s cash flows from operations and access to cost-effective credit and capital markets financing sources to be subject to similar risks and uncertainties as those described above with respect to Energy Supply, we expect that cash provided by operating activities and available capacity under the New Revolving Facility and Secured Trading Facility will provide sufficient funds to operate the combined company’s business and meet the combined company’s other liquidity needs for the twelve months following the closing of the Transactions.

Following the announcement of the Transactions, efforts were initiated to identify the appropriate staffing for Talen Energy following completion of the Transactions. Organizational plans were substantially completed in the third quarter of 2014 and staffing selections are in progress and are expected to be completed by the end of 2014. The new organizational plans identify the need to resize and restructure the Energy Supply organization. As a result, during the third quarter of 2014, estimated charges for employee separation benefits were recorded in “Other operation and maintenance” on the Statement of Income and in “Other current liabilities” on the Balance Sheet as follows.

Separation benefits	$12
Number of positions	100

The separation benefits incurred include cash severance compensation, lump-sum COBRA reimbursement payments and outplacement services. As staffing selections are completed, revisions to the estimated costs will be recognized primarily in the fourth quarter of 2014.

Additional costs to be incurred include accelerated stock-based compensation and prorated performance-based cash incentive and stock-based compensation awards primarily for Energy Supply employees and for PPL employees who will become Energy Supply employees in connection with the transaction. These costs will be recognized at the spinoff closing date. Energy Supply estimates these additional costs will be in the range of $30 million to $40 million.

Pursuant to the Transaction Agreement, Energy Supply will make distributions to its member and ultimately to PPL for certain tax grants, the proceeds from the sale of the Montana hydroelectric generating facilities and additional amounts. During the third quarter of 2014, $264 million was distributed. Energy Supply also distributed the proceeds from the sale of the Montana hydroelectric business in the fourth quarter of 2014 and expects to distribute an amount not to exceed $191 million during the first quarter of 2015.

Off-Balance Sheet Arrangements

Energy Supply has entered into certain agreements that may contingently require payment to a guaranteed or indemnified party. See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of these agreements.

Risk Management

Market Risk

See Notes 1, 14, and 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Notes 10 and 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for information about Energy Supply’s risk management objectives, valuation techniques and accounting designations.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions and model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of possible losses under normal market conditions at a given confidence level.

Commodity Price Risk (Non-trading)

Energy Supply segregates its non-trading activities into two categories: hedge activity and economic activity. Transactions that are accounted for as hedge activity qualify for hedge accounting treatment. The economic activity category includes transactions that address a specific risk, but were not eligible for hedge accounting or for which hedge accounting was not elected. This activity includes the changes in fair value of positions used to hedge a portion of the economic value of Energy Supply’s competitive power generation assets and full-requirement sales and retail contracts. This economic activity is subject to changes in fair value due to market price volatility of the input and output commodities (e.g., fuel and power). Although they do not receive hedge accounting treatment, these transactions are considered non-trading activity. See Note 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

To hedge the impact of market price volatility on Energy Supply’s energy-related assets, liabilities and other contractual arrangements, Energy Supply both sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. and enters into financial exchange-traded and over-the-counter contracts. Energy Supply’s non-trading commodity derivative contracts range in maturity through 2019.

The following table sets forth the changes in the net fair value of non-trading commodity derivative contracts for the periods ended September 30, 2014 and 2013. See Notes 10 and 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

	Gains (Losses)
	Nine Months ended September 30,
	2014	2013
Fair value of contracts outstanding at the beginning of the period	$107	$473
Contracts realized or otherwise settled during the period	421	(332)
Fair value of new contracts entered into during the period (a)	(14)	48
Other changes in fair value	(633)	28

Fair value of contracts outstanding at the end of the period	$(119)	$217

(a)	Represents the fair value of contracts at the end of the quarter of their inception.

The following table segregates the net fair value of non-trading commodity derivative contracts at September 30, 2014, based on the observability of the information used to determine the fair value.

	Net Asset (Liability)
	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value
Prices based on significant observable inputs (Level 2)	$(126)	$1	$9		$(116)
Prices based on significant unobservable inputs (Level 3)	(11)	7	1		(3)

Fair value of contracts outstanding at the end of the period	$(137)	$8	$10		$(119)

The following table sets forth the changes in the net fair value of non-trading commodity derivative contracts at December 31, 2013 and 2012. See Notes 14 and 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

	Gains (Losses)
	2013	2012
Fair value of contracts outstanding at the beginning of the period	$473	$1,082
Contracts realized or otherwise settled during the period	(452)	(1,005)
Fair value of new contracts entered into during the period (a)	58	7
Other changes in fair value	28	389

Fair value of contracts outstanding at the end of the period	$107	$473

(a)	Represents the fair value of contracts at the end of the quarter of their inception.

The following table segregates the net fair value of non-trading commodity derivative contracts at December 31, 2013 based on the level of observability of the information used to determine the fair value.

	Net Asset (Liability)
	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value
Prices based on significant observable inputs (Level 2)	$125	$(50)	$7	$4	$86
Prices based on significant unobservable inputs (Level 3)	(13)	27	7		21

Fair value of contracts outstanding at the end of the period	$112	$(23)	$14	$4	$107

Energy Supply sells electricity, capacity and related services and buys fuel on a forward basis to hedge the value of energy from its generation assets. If Energy Supply were unable to deliver firm capacity and energy or to accept the delivery of fuel under its agreements, under certain circumstances it could be required to pay liquidating damages. These damages would be based on the difference between the market price and the contract price of the commodity. Depending on price changes in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, nonperformance by counterparties (or their counterparties) with which it has energy contracts and other factors could affect Energy Supply’s ability to meet its obligations, or cause significant increases in the market price of replacement energy. Although Energy Supply attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty nonperformance in the future.

Commodity Price Risk (Trading)

Energy Supply’s trading commodity derivative contracts range in maturity through 2020. The following table sets forth changes in the net fair value of trading commodity derivative contracts for the nine months ended September 30, 2014 and 2013. See Notes 10 and 11 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

	Gains (Losses)
	2014	2013
Fair value of contracts outstanding at the beginning of the period	$11	$29
Contracts realized or otherwise settled during the period	(57)	(5)
Fair value of new contracts entered into during the period (a)	6	(4)
Other changes in fair value	63	8

Fair value of contracts outstanding at the end of the period	$23	$28

(a)	Represents the fair value of contracts at the end of the quarter of their inception.

The following table segregates the net fair value of trading commodity derivative contracts at September 30, 2014, based on the observability of the information used to determine the fair value.

	Net Asset (Liability)
	Maturity Less Than 1 Year		Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value
Prices quoted in active markets for identical instruments (Level 1)		$2				$2
Prices based on significant observable inputs (Level 2)		(3)	$(2)	$3		(2)
Prices based on significant unobservable inputs (Level 3)		1	5	7	$10	23

Fair value of contracts outstanding at the end of the period	$		$3	$10	$10	$23

The following table sets forth changes in the net fair value of trading commodity derivative contracts at December 31, 2013 and 2012. See Notes 14 and 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

	Gains (Losses)
	2013	2012
Fair value of contracts outstanding at the beginning of the period	$29	$(4)
Contracts realized or otherwise settled during the period	(13)	20
Fair value of new contracts entered into during the period (a)	3	17
Other changes in fair value	(8)	(4)

Fair value of contracts outstanding at the end of the period	$11	$29

(a)	Represents the fair value of contracts at the end of the quarter of their inception.

The following table segregates the net fair value of trading commodity derivative contracts at December 31, 2013 based on the level of observability of the information used to determine the fair value.

	Net Asset (Liability)
	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value
Prices quoted in active markets for identical instruments (Level 1)	$(1)				$(1)
Prices based on significant observable inputs (Level 2)	(3)	$9	$3		9
Prices based on significant unobservable inputs (Level 3)	2	(1)	(3)	$5	3

Fair value of contracts outstanding at the end of the period	$(2)	$8		$5	$11

VaR Models

A VaR model is utilized to measure commodity price risk in gross energy margins for the trading and non-trading portfolios. VaR is a statistical model that attempts to estimate the value of potential loss over a given holding period under normal market conditions at a given confidence level. VaR is calculated using a Monte Carlo simulation technique based on a five-day holding period at a 95% confidence level. Given the company’s disciplined hedging program, the non-trading VaR exposure is expected to be limited in the short-term. The VaR for portfolios using end-of-month results for the nine months ended September 30, 2014 was as follows.

	Trading	Non-Trading
95% Confidence Level, Five-Day Holding Period
Period End	$5	$10
Average for the Period	8	10
High	10	15
Low	5	5

The VaR for portfolios using end-of-month results for 2013 was as follows.

	Trading	Non-Trading
95% Confidence Level, Five-Day Holding Period
Period End	$11	$5
Average for the Period	6	7
High	11	10
Low	2	4

The trading portfolio includes all proprietary trading positions, regardless of the delivery period. All positions not considered proprietary trading are considered non-trading. The non-trading portfolio includes the entire portfolio, including generation, with delivery periods through the next 12 months. Both the trading and non-trading VaR computations exclude FTRs due to the absence of reliable spot and forward markets. The fair value of the trading and non-trading FTR positions was insignificant at September 30, 2014 and December 31, 2013.

Interest Rate Risk

Energy Supply and its subsidiaries issue debt to finance their operations, which exposes them to interest rate risk. Energy Supply and its subsidiaries utilize various financial derivative instruments to adjust the mix of fixed and floating interest rates in their debt portfolios, adjust the duration of their debt portfolios and lock in benchmark interest rates in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of the debt portfolios due to changes in the absolute level of interest rates.

Energy Supply had no interest rate hedges outstanding at September 30, 2014 or December 31, 2013 and 2012.

Energy Supply is exposed to a potential increase in interest expense and to changes in the fair value of its debt portfolio. The estimated impact of a 10% adverse movement in interest rates at the dates indicated is shown below.

	September 30, 2014	December 31, 2013	December 31, 2012
Increase to interest expense of 10% increase in interest rates	Not significant	Not significant	Not significant
Increase in fair value of 10% decrease in interest rates	$46	$48	$52

NDT Funds—Securities Price Risk

In connection with certain NRC requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna nuclear plant. At September 30, 2014 and December 31, 2013, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on the Balance Sheets. The mix of securities is designed to provide returns sufficient to fund Susquehanna nuclear plant’s decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are primarily exposed to changes in interest rates. Energy Supply actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement.

At September 30, 2014, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $70 million reduction in the fair value of the trust assets. See Notes 10 and 14 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information regarding the NDT funds.

At December 31, 2013, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $66 million reduction in the fair value of the trust assets, compared with $49 million at December 31, 2012. See Notes 14 and 19 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information regarding the NDT funds.

Defined Benefit Plans—Securities Price Risk

See “—Application of Critical Accounting Policies—Defined Benefits” for additional information regarding the effect of securities price risk on plan assets.

Credit Risk

Credit risk is the risk that Energy Supply would incur a loss as a result of nonperformance by counterparties of their contractual obligations. Energy Supply maintains credit policies and procedures with respect to counterparty credit (including requirements that counterparties maintain specified credit ratings) and require other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, Energy Supply has concentrations of suppliers and customers among electric utilities, financial institutions and other energy marketing and trading companies. These concentrations may impact Energy Supply’s overall exposure to credit risk, positively or negatively, as counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Energy Supply includes the effect of credit risk on its fair value measurements to reflect the probability that a counterparty will default when contracts are out of the money (from the counterparty’s standpoint). In this case, Energy Supply would have to sell into a lower-priced market or purchase in a higher-priced market. When necessary, Energy Supply records an allowance for doubtful accounts to reflect the probability that a counterparty will not pay for deliveries Energy Supply has made but not yet billed, which are reflected in “Unbilled revenues” on the Balance Sheets. Energy Supply has also established a reserve with respect to certain receivables from SMGT, which is reflected in accounts receivable on the Balance Sheets.

Related Party Transactions

Energy Supply is not aware of any material ownership interests or operating responsibility by senior management in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with Energy Supply. See Note 12 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 8 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on related party transactions for Energy Supply.

Acquisitions, Development and Divestitures

Energy Supply from time to time evaluates opportunities for potential acquisitions, divestitures and development projects. Development projects are reexamined based on market conditions and other factors to determine whether to proceed with the projects, sell, cancel or expand them, execute tolling agreements or pursue other options.

See Notes 4, 5 and 6 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 5 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the more significant activities.

Competition

See “Risk Factors” for a discussion of competitive factors affecting Energy Supply.

New Accounting Guidance

See Notes 1 and 21 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Notes 2 and 16 to the unaudited condensed consolidated financial statements of Energy Supply included elsewhere in this prospectus for a discussion of new accounting guidance adopted and pending adoption.

Application of Critical Accounting Policies

Financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to an understanding of the reported financial condition or results of operations, and require management to make estimates or other judgments of matters that are inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the Audited Consolidated Financial Statements of Energy Supply (these accounting policies are also discussed in Note 1 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus). Senior management has reviewed with PPL’s Audit Committee these critical accounting policies, the following disclosures regarding their application and the estimates and assumptions regarding them.

Price Risk Management

See “Price Risk Management” in Note 1 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus, as well as “—Risk Management” above.

Defined Benefits

Energy Supply and certain of its subsidiaries sponsor or participate in, as applicable, various qualified funded and non-qualified unfunded defined benefit pension plans and both funded and unfunded other postretirement benefit plans. These plans are applicable to the majority of Energy Supply’s employees (based on eligibility for their applicable plans). Energy Supply and certain of its subsidiaries record an asset or liability to recognize the funded status of all defined benefit plans with an offsetting entry to AOCI. Consequently, the funded status of all defined benefit plans is fully recognized on the Balance Sheets. See Note 9 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information about the plans and the accounting for defined benefits.

A summary of plan sponsors and whether Energy Supply or its subsidiaries sponsor (S) or participate in and receive allocations (P) from those plans is shown in the table below.

PPL Services	P
PPL Montana	S

Management makes certain assumptions regarding the valuation of benefit obligations and the performance of plan assets. When accounting for defined benefits, delayed recognition in earnings of differences between actual results and expected or estimated results is a guiding principle. Annual net periodic defined benefit costs are recorded in current earnings based on estimated results. Any differences between actual and estimated results are recorded in AOCI. These amounts in AOCI are amortized to income over future periods. The delayed recognition allows for a smoothed recognition of costs over the working lives of the employees who benefit under the plans. The primary assumptions are:

•	Discount Rate—The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future. The objective in selecting the discount rate is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the accumulated benefits when due.

•	Expected Return on Plan Assets—Management projects the long-term rates of return on plan assets using a best-estimate of expected returns, volatilities and correlations for each asset class. Each plan’s specific current and expected asset allocations are also considered in developing a reasonable return assumption. These projected returns reduce the net benefit costs Energy Supply records currently.

•	Rate of Compensation Increase—Management projects employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Health Care Cost Trend Rate—Management projects the expected increases in the cost of health care.

In selecting the discount rates for U.S. defined benefit plans, the plan sponsors start with a cash flow analysis of the expected benefit payment stream for their plans. The plan-specific cash flows are matched against the coupons and expected maturity values of individually selected bonds. This bond matching process begins with the full universe of Aa-rated non-callable (or callable with make-whole provisions) bonds, serving as the base from which those with the lowest and highest yields are eliminated to develop an appropriate subset of bonds. Individual bonds are then selected based on the timing of each plan’s cash flows and parameters are established as to the percentage of each individual bond issue that could be hypothetically purchased and the surplus reinvestment rates to be assumed.

In selecting a rate of compensation increase, plan sponsors consider past experience in light of movements in inflation rates.

The following table provides the weighted-average assumptions used for discount rate, expected return on plan assets and rate of compensation increase at December 31.

Assumption	2013	2012
Discount rate
Pension	5.18%	4.25%
Other Postretirement	4.51%	3.77%

Expected return on plan assets
Pension	7.00%	7.00%

Rate of compensation increase
Pension	3.94%	3.95%
Other Postretirement	3.94%	3.95%

In selecting health care cost trend rates, plan sponsors consider past performance and forecasts of health care costs. At December 31, 2013, the health care cost trend rates for all plans were 7.6% for 2014, gradually declining to an ultimate trend rate of 5.0% in 2020.

A variance in the assumptions listed above could have a significant impact on accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI. At December 31, 2013, the defined benefit plans were recorded in the financial statements as follows.

Balance Sheet:
Pension liabilities	$112
Other postretirement benefit liabilities	47
AOCI (pre-tax)	(319)

Statement of Income:
Defined benefits costs	$51
Increase (decrease) from prior year	8

The following tables reflect changes in certain assumptions based on Energy Supply’s primary defined benefit plans. The tables reflect either an increase or decrease in each assumption. The inverse of this change would impact the accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI by a similar amount in the opposite direction. The sensitivities below reflect an evaluation of the change based solely on a change in that assumption.

Actuarial assumption
Discount Rate	(0.25%)
Expected Return on Plan Assets	(0.25%)
Rate of Compensation Increase	0.25%
Health Care Cost Trend Rate (a)	1%

(a)	Only impacts other postretirement benefits.

	Increase (Decrease)
	Defined Benefit Liabilities	AOCI (pre-tax)	Defined Benefit Costs
Actuarial assumption
Discount rate	$48	$(48)	$5
Expected return on plan assets	n/a	n/a	4
Rate of compensation increase	7	(7)	2

Asset Impairment (Excluding Investments)

Impairment analyses are performed for long-lived assets that are subject to depreciation or amortization whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. For these long-lived assets classified as held and used, such events or changes in circumstances are:

•	a significant decrease in the market price of an asset;

•	a significant adverse change in the extent or manner in which an asset is being used or in its physical condition;

•	a significant adverse change in legal factors or in the business climate;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;

•	a current period operating or cash flow loss combined with a history of losses or a forecast that demonstrates continuing losses; or

•	a current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For a long-lived asset classified as held and used, an impairment is recognized when the carrying amount of the asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset is impaired, an impairment loss is recorded to adjust the asset’s carrying amount to its estimated fair value. Management must make significant judgments to estimate future cash flows, including the useful lives of the assets, the forward prices for revenue and fuel components in the markets where the assets are utilized, the amount of capital and operations and maintenance spending and management’s intended use of the assets. Alternate courses of action are considered to recover the carrying amount of a long-lived asset, and estimated cash flows from the “most likely” alternative are used to assess impairment whenever one alternative is clearly the most likely outcome. If no alternative is clearly the most likely, then a probability-weighted approach is used taking into consideration estimated cash flows from the alternatives. For assets tested for impairment as of the balance sheet date, the estimates of future cash flows used in that test consider the likelihood of possible outcomes that existed at the balance sheet date, including an assessment of the likelihood of a future sale of the assets. That assessment is not revised based on events that occur after the balance sheet date. Changes in assumptions and estimates could result in materially different results than those identified and recorded in the financial statements.

In September 2012, Energy Supply announced its intention, beginning in April 2015, to place the Corette coal-fired plant in Montana in long-term reserve status, suspending the plant’s operation, due to expected market conditions and the costs to comply with MATS requirements. Energy Supply has been monitoring the plant for potential impairment since this announcement and until the fourth quarter of 2013, no impairment was indicated as various price scenarios allowed for recovery of the asset. During the fourth quarter, in connection with the completion of its annual business planning process, management updated its fundamental view for long-term power and gas prices. Based upon this fundamental view, management has altered its expectations regarding the probability that the Corette plant will operate subsequent to initially placing it in long-term reserve status. It is now less likely that the plant will restart after operations are suspended no later than April 2015. As a result, based on an undiscounted cash flow analysis, the carrying amount for Corette was no longer recoverable. Energy Supply performed an internal analysis using an income approach based on discounted cash flows to assess the fair value of the Corette asset group. Assumptions used in the fair value assessment were forward energy prices, expectations for demand for energy in Corette’s market and expected operation and maintenance and capital expenditures that were consistent with assumptions used in the business planning process. Through this analysis, Energy Supply determined the fair value of the asset group to be negligible. This resulted in Energy Supply recording an impairment charge of $65 million, or $39 million after-tax, for the Corette plant and related excess emission allowances.

The current depressed levels of energy and capacity prices in PJM, as well as management’s forward view of these prices using its fundamental pricing models recently updated in conjunction with the annual business planning process, continue to put pressure on the recoverability of Energy Supply’s investment in its Pennsylvania coal-fired generation assets. In the fourth quarter of 2013, management tested the Brunner Island and Montour plants for impairment and concluded neither plant was impaired as of December 31, 2013. The recoverability test is very sensitive to forward energy and capacity price assumptions, as well as forecasted operation and maintenance and capital spending. Therefore, a further decline in forecasted long-term energy or capacity prices or changes in environmental laws requiring additional capital or operation and maintenance expenditures, could negatively impact Energy Supply’s operations of these facilities and potentially result in future impairment charges for some or all of the carrying value of these plants. The carrying value of the Pennsylvania coal-fired generation assets tested was $2.7 billion as of December 31, 2013 ($1.4 billion for Brunner Island and $1.3 billion for Montour).

See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on MATS and other environmental requirements for coal-fired generation plants.

For a long-lived asset classified as held for sale, an impairment exists when the carrying amount of the asset (disposal group) exceeds its fair value less cost to sell. If the asset (disposal group) is impaired, an impairment loss is recorded to adjust the carrying amount to its fair value less cost to sell. A gain is recognized in future periods for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative impairment previously recognized.

For determining fair value, quoted market prices in active markets are the best evidence. However, when market prices are unavailable, Energy Supply considers all valuation techniques appropriate under the circumstances and for which market participant inputs can be obtained. Generally discounted cash flows are used to estimate fair value, which incorporates market participant inputs when available. Discounted cash flows are calculated by estimating future cash flow streams and determining the present value of the cash flow streams using risk adjusted discount rates.

Goodwill is tested for impairment at the reporting unit level. Energy Supply operates within a single reporting unit. A goodwill impairment test is performed annually or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit may be greater than the reporting unit’s fair value. Additionally, goodwill is tested for impairment after a portion of goodwill has been allocated to a business to be disposed of.

Beginning in 2012, Energy Supply may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a two-step quantitative test. If the qualitative evaluation (referred to as “step zero”) is elected and the assessment results in a determination that it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, the two-step quantitative impairment test is not necessary.

When the two-step quantitative impairment test is elected or required as a result of the step zero assessment, in step one, Energy Supply determines whether a potential impairment exists by comparing the estimated fair value of a reporting unit with its carrying amount, including goodwill, on the measurement date. If the estimated fair value exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the estimated fair value, the second step is performed to measure the amount of impairment loss, if any.

The second step of the quantitative test requires a calculation of the implied fair value of goodwill, which is determined in the same manner as the amount of goodwill in a business combination. That is, the estimated fair value of a reporting unit is allocated to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of the reporting unit’s goodwill.

Energy Supply elected to bypass step zero as depressed wholesale market prices for electricity and natural gas have negatively impacted the fair value of this reporting unit. Therefore, the goodwill for this reporting unit was tested for impairment using the quantitative test in the fourth quarter of 2013, and no impairment was recognized. Management used both discounted cash flows and market multiples, which required significant assumptions, to estimate the fair value of the reporting unit. A decrease in the forecasted cash flows of 10%, an increase in the discount rate by 0.25%, or a 10% decrease in the market multiples would not have resulted in an impairment of goodwill for this reporting unit.

Loss Accruals

Losses are accrued for the estimated impacts of various conditions, situations or circumstances involving uncertain or contingent future outcomes. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that a loss has been incurred, given the likelihood of the uncertain future events, and (2) the amount of the loss can be reasonably estimated. Accounting guidance defines “probable” as cases in which “the future event or events are likely to occur.” The accrual of contingencies that might result in gains is not recorded unless recovery is assured. Potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events are continuously assessed.

The accounting aspects of estimated loss accruals include (1) the initial identification and recording of the loss, (2) the determination of triggering events for reducing a recorded loss accrual, and (3) the ongoing assessment as to whether a recorded loss accrual is sufficient. All three of these aspects require significant judgment by management. Internal expertise and outside experts (such as lawyers and engineers) are consulted, as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

Certain events have been identified that could give rise to a loss, but that do not meet the conditions for accrual. Such events are disclosed, but not recorded, when it is “reasonably possible” that a loss has been incurred. Accounting guidance defines “reasonably possible” as cases in which “the future event or events occurring is more than remote, but less than likely to occur.”

When an estimated loss is accrued, the triggering events for subsequently adjusting the loss accrual are identified, where applicable. The triggering events generally occur when new information becomes known, the contingency has been resolved and the actual loss is settled or written off, or when the risk of loss has diminished or been eliminated. The following are some of the triggering events that provide for the adjustment of certain recorded loss accruals:

•	Allowances for uncollectible accounts are reduced when accounts are written off after prescribed collection procedures have been exhausted, a better estimate of the allowance is determined or underlying amounts are ultimately collected.

•	Environmental and other litigation contingencies are reduced when the contingency is resolved and actual payments are made, a better estimate of the loss is determined or the loss is no longer considered probable.

•	Actions or decisions by certain regulators could result in a better estimate of a previously recorded loss accrual.

Loss accruals are reviewed on a regular basis to assure that the recorded potential loss exposures are appropriate. This involves ongoing communication and analyses with internal and external legal counsel, engineers, business unit management and other parties.

See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for disclosure of loss contingencies accrued and other potential loss contingencies that have not met the criteria for accrual.

Asset Retirement Obligations

ARO liabilities are required to be recognized for legal obligations associated with the retirement of long-lived assets. The initial obligation is measured at its estimated fair value. An ARO must be recognized when incurred if the fair value of the ARO can be reasonably estimated. An equivalent amount is recorded as an increase in the value of the capitalized asset and amortized to expense over the useful life of the asset. Until the obligation is settled, the liability is increased, through the recognition of accretion expense in the statement of income, for changes in the obligation due to the passage of time.

See Note 17 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on AROs.

In determining AROs, management must make significant judgments and estimates to calculate fair value. Fair value is developed using an expected present value technique based on assumptions of market participants that considers estimated retirement costs in current period dollars that are inflated to the anticipated retirement date and then discounted back to the date the ARO was incurred. Changes in assumptions and estimates included within the calculations of the fair value of AROs could result in significantly different results than those identified and recorded in the financial statements. Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the ARO. Any change to the capitalized asset, positive or negative, is generally amortized over the remaining life of the associated long-lived asset.

At December 31, 2013, the total recorded balances and information on the most significant recorded ARO were as follows.

Total AROs Recorded	Most Significant AROs
	Amount Recorded	% of Total	Description
$404	$342	85	Nuclear decommissioning

The most significant assumptions surrounding AROs are the forecasted retirement costs (including the settlement dates and the timing of cash flows), the discount rates and the inflation rates. At December 31, 2013, a 10% change to retirement cost, a 0.25% decrease in the discount rate or a 0.25% increase in the inflation rate would not have a significant impact on the ARO liabilities of Energy Supply. There would be no significant change to the annual depreciation expense of the ARO asset or the annual accretion expense of the ARO liability as a result of these changes in assumptions.

Income Taxes

Significant management judgment is required in developing the provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken in tax returns and valuation allowances on deferred tax assets.

Significant management judgment is required to determine the amount of benefit recognized related to an uncertain tax position. Tax positions are evaluated following a two-step process. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in the financial statements the benefit of a tax position that meets the more-likely-than-not recognition criterion. The benefit recognized is measured at the largest amount of benefit that has a likelihood of realization, upon settlement, that exceeds 50%. Management considers a number of factors in assessing the benefit to be recognized, including negotiation of a settlement.

On a quarterly basis, uncertain tax positions are reassessed by considering information known as of the reporting date. Based on management’s assessment of new information, a tax benefit may subsequently be recognized for a previously unrecognized tax position, a previously recognized tax position may be derecognized, or the benefit of a previously recognized tax position may be remeasured. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements in the future.

At December 31, 2013, it was reasonably possible that during the next 12 months the total amount of unrecognized tax benefits could decrease by $15 million.

These changes could result from subsequent recognition, derecognition and/or changes in the measurement of uncertain tax positions related to the timing and utilization of tax credits and the related impact on alternative minimum tax and other credits, the timing and/or valuation of certain deductions, intercompany transactions and unitary filing groups. The events that could cause these changes are direct settlements with taxing authorities, litigation, legal or administrative guidance by relevant taxing authorities and the lapse of an applicable statute of limitation.

The balance sheet classification of unrecognized tax benefits and the need for valuation allowances to reduce deferred tax assets also require significant management judgment. Unrecognized tax benefits are classified as current to the extent management expects to settle an uncertain tax position by payment or receipt of cash within one year of the reporting date. Valuation allowances are initially recorded and reevaluated each reporting period by assessing the likelihood of the ultimate realization of a deferred tax asset. Management considers a number of factors in assessing the realization of a deferred tax asset, including the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies. Any tax planning strategy utilized in this assessment must meet the recognition and measurement criteria utilized to account for an uncertain tax position. Management also considers the uncertainty posed by political risk and the effect of this uncertainty on the various factors that management takes into account in evaluating the need for valuation allowances. The amount of deferred tax assets ultimately realized may differ materially from the estimates utilized in the computation of valuation allowances and may materially impact the financial statements in the future.

See Note 2 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for income tax disclosures.

RJS POWER

The following discussion and analysis of RJS Power’s financial condition and results of operations should be read in conjunction with “Selected Historical Combined Financial Data of RJS Power” and the combined financial statements of RJS Power and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Actual results could differ materially from those anticipated in the forward-looking statements.

Overview

RJS Power is an independent power producer operating in the United States. RJS Power sells electric energy, generating capacity and ancillary services on a wholesale basis from its fleet of fifteen power plants, totaling approximately 5,325 megawatts (“MW”) of electricity generation capacity, located in five states. RJS Power operates a diverse portfolio of power plants across various geographic locations, fuel and technology types and operating characteristics. RJS Power focuses on achieving excellence in safety and operating performance at its power plants, compliance with all laws and regulations, managing the dispatch of the RJS Power assets to maximize physical energy margin and delivering prudent risk-mitigation by way of contracted forward capacity sales and physical and financial hedges.

RJS Power is a holding company and conducts substantially all of its business operations through its subsidiaries. RJS Power is a Delaware limited liability company formed on June 18, 2014, to facilitate the combination of all the electric generation assets owned by RJS into one legal entity. On July 10, 2014, RJS contributed substantially all of its electricity generation assets to an indirect wholly owned subsidiary of RJS Power.

RJS Power’s Properties

RJS Power’s operating power generating facilities are as follows:

Facility	Total net generating capacity (MW) (1)(5)	Primary fuel type	Location	Market
Brandon Shores	1,273	Coal	Maryland	PJM
H.A. Wagner	976	Coal (2)(3)(4)	Maryland	PJM
C.P. Crane	399	Coal (2)(4)	Maryland	PJM
Bayonne	171	Natural Gas (3)	New Jersey	PJM
Camden	151	Natural Gas (3)	New Jersey	PJM
Pedricktown	131	Natural Gas (3)(5)	New Jersey	PJM
Newark Bay	129	Natural Gas (3)	New Jersey	PJM
Elmwood Park	71	Natural Gas (3)	New Jersey	PJM
York	52	Natural Gas	Pennsylvania	PJM

Total PJM Capacity	3,353

Nueces Bay	678	Natural Gas	Texas	ERCOT
Barney Davis 2	674	Natural Gas	Texas	ERCOT
Barney Davis 1	335	Natural Gas	Texas	ERCOT
Laredo 4	98	Natural Gas	Texas	ERCOT
Laredo 5	98	Natural Gas	Texas	ERCOT

Total ERCOT Capacity	1,883

Dartmouth	89	Natural Gas (3)	Massachusetts	ISO-NE

Total ISO-NE Capacity	89

Total Generating Capacity	5,325

(1)	Total net generating capacities are based on average summer and winter capacity.
(2)	H.A. Wagner includes 440 MW of capacity burning bituminous coal, 410 MW of capacity burning fuel oil and 126 MW of capacity burning natural gas. C.P. Crane plant includes 14 MW of fuel oil capacity.
(3)	Approximately 868 MW of capacity has dual fuel capability.
(4)	C.P. Crane and H.A. Wagner each have 14 MW and 13 MW, respectively, of black start combustion turbine capacity.
(5)	Pedricktown capacity includes capacity dedicated to serving landlord load (which has historically averaged 9 MW).

Outlook

RJS Power’s business strategy is to create value through the safe, reliable and cost-efficient operation of RJS Power’s power generation assets. Future financial results may continue to change based upon fuel and commodity prices, especially gas prices. Other factors to which future financial results will remain sensitive include market structure and prices for electric energy, capacity and ancillary services, including pricing at RJS Power’s plant locations relative to pricing at their respective trading hubs, the volatility of fuel and electricity prices, transportation and transmission logistics, weather conditions and asset availability. Further, there is a current trend toward greater environmental regulation of all aspects of the RJS Power business. If this trend continues, it is possible that RJS Power could experience additional costs associated with, among others, the handling and disposal of coal ash, the consumption and disposal of water, or changes in allowable levels of air emissions. See “Risk Factors.”

Results of Operations

In this “Results of Operations” section, RJS Power reviews its business and results of operation on a consolidated and combined basis and discusses the period over period changes.

Key Factors Affecting RJS Power’s Operating Results

RJS Power generates earnings and cash flows through wholesale sales of electric energy, generating capacity and ancillary services. The key factors affecting RJS Power’s earnings and cash flows include:

•	Prices for power, natural gas, coal, fuel oil and emission allowances, which in turn are largely driven by supply and demand;

•	Demand for power, natural gas, coal and fuel oil can vary due to weather and general economic conditions, among other things;

•	Supply of power, natural gas, coal and fuel oil vary by region and are impacted significantly by available generating capacity, transmission capacity and federal and state regulation;

•	The relationship between electricity prices and prices for natural gas and coal drive the margin RJS Power earns on the majority of the electricity it generates; and

•	RJS Power’s ability to enter into commercial transactions to mitigate short-term and medium-term earnings volatility and RJS Power’s ability to manage its liquidity requirements resulting from potential changes in collateral requirements as prices move.

Other factors that have affected, and that RJS Power expects to continue to affect, RJS Power’s earnings and cash flows include:

•	Transmission constraints, congestion and other factors that can affect the price differential between the locations where RJS Power delivers generated power and the liquid market hub;

•	RJS Power’s ability to control capital expenditures, which primarily include maintenance, safety, environmental and reliability projects, and its ability to control operating expenses through disciplined management;

•	RJS Power’s ability to optimize its assets by achieving a high in-market availability, reliable run-time and safe, low-cost operations;

•	RJS Power’s ability to operate and market power generated at its facilities during periods of planned and unplanned electric transmission outages;

•	The cost of compliance with existing and future environmental requirements that are likely to become more stringent and more comprehensive (see “Business—The Companies—Environmental Matters” for further discussion);

•	Market supply conditions resulting from federal and regional renewable power mandates and initiatives;

•	RJS Power’s ability to maintain sufficient coal inventories, which is in turn dependent upon the ability of mines and railroads to deliver coal in a consistent and timely manner, and the related impact on RJS Power’s ability to serve the critical winter and summer on-peak loads;

•	Costs of transportation related to coal deliveries; and

•	Interest expense.

See “Risk Factors” for additional factors that could affect future operating results, financial condition and cash flows.

Factors Affecting the Comparability of RJS Power’s Financial Condition and Results of Operations

Formation Transactions. On June 18, 2014, RJS formed RJS Power. On July 10, 2014, the following transactions occurred:

•	Raven contributed Raven Power, together with all of its net assets, to an indirect wholly owned subsidiary of RJS Power;

•	Jade contributed Topaz Power, together with all of its net assets, to an indirect wholly owned subsidiary of RJS Power;

•	Sapphire contributed Sapphire Power, together with all of its net assets, to an indirect wholly owned subsidiary of RJS Power;

•	RJS Power issued the 2019 Senior Notes (as defined below) in a private placement and entered into a new credit facility, and used the net proceeds thereof, together with borrowings under the new revolving credit facility, in the manner described in “—Liquidity and Capital Resources”; and

•	Raven Power, Topaz Power and Sapphire Power distributed an amount equal to their cash on hand, concurrently with the closing of the offering of the 2019 Senior Notes, to Raven, Jade and Sapphire. as applicable.

Raven Acquisition. In November 2012, Raven acquired the Raven Power generating facilities and certain associated assets and liabilities from CPSG for cash consideration of $383 million (the “Raven Acquisition”). The Raven Power facilities are comprised of three coal power plants: Brandon Shores, H.A. Wagner and C.P. Crane. Raven Power’s 2,648 MW of generating capacity represents approximately 50% of RJS Power’s total generating capacity.

Sapphire Acquisition. In October 2011, Sapphire acquired a portfolio of seven combined-cycle natural gas-fired plants and one natural gas-fired peaking unit in the northeast U.S. competitive power markets (the “Sapphire Acquisition”). The Sapphire Power generating facilities have a combined 794 MW of total generating capacity, representing approximately 15% of RJS Power’s total generating capacity.

The Transactions. The sale of certain assets of Energy Supply, RJS Power, or both, may be required to obtain regulatory approvals with respect to the Transactions. Accordingly, RJS Power’s historical financial and operating results may not be comparable to future results to the extent certain assets of RJS Power are disposed of.

See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plans.”

Financial Statement Line Item Descriptions

We refer to RJS Power’s financial statement line items in the explanation of RJS Power’s period over period changes in results of operations. Below are general definitions of what those line items include and represent.

Power revenues. Power revenues includes the sale of electricity, generating capacity and ancillary services directly to a RTO or ISO, such as PJM, ERCOT or ISO-NE, or through third party contracts. Revenue for the sale of electricity is recognized upon transmission and delivery to the customer at the contractual price. Revenue from capacity and other ancillary service contracts are recognized when contractually earned at the negotiated contract price. Energy sales, capacity revenues, and services revenues are recorded on a gross basis for third-party contracts and on a net basis for sales directly and indirectly to PJM, ISO-NE or ERCOT.

Realized settlements on commodity derivative contracts. To reduce RJS Power’s exposure to fluctuations in the market price of electricity and fuel, RJS Power enters into derivative contracts, including HRCOs and short-term financially settled swap agreements related to power and gas prices (“Power and Gas Swaps”). HRCOs financially settle based on the differential between (i) a variable power price index at a predetermined location (“Index Price”), and (ii) an exercise price tied to the heat rate conversion factors of our plants and corresponding variable natural gas index (“Exercise Price”). The HRCOs require a counterparty to pay RJS Power a premium in exchange for the right to exercise the option and receive an amount equal to the Index Price less the Exercise Price (“Option Exercise Amount”). The net amount of the option premium and the Option Exercise Amount paid to or received from the HRCO counterparty is recorded net in the Realized settlements on commodity derivative contracts line item. If the Option Exercise Amount is greater than the premium received it will result in a net realized loss on settlement. If the Option Exercise Amount is less than the premium received it will result in a net realized gain on settlement. Power and Gas Swaps require payments to or from counterparties based upon the differential between a fixed price and variable index price for a predetermined contractual notional amount. The cash settlements received or paid by RJS Power on net settlement of the Power and Gas Swaps are recorded net in the Realized settlements on commodity derivative contracts line item. The amount of the cash settlement is determined as the difference between the agreed fixed price at the initiation of the swap contract and the actual index price as of the date of settlement.

Unrealized gain (loss) on commodity derivative contracts. RJS Power is exposed to market risks associated with changes in commodity prices and enters into economic hedges to mitigate exposure to these fluctuations. See “—Financial Statement Line Item Descriptions—Realized settlements on commodity derivative contracts” for more information about RJS Power’s derivative contracts. RJS Power’s derivative contracts are not designated as hedges for accounting purposes. Consequently, RJS Power marks its derivative contracts to market each quarter and currently recognizes fair value gains and losses as a gain or loss in RJS Power’s results of operations. The amount of future gain or loss recognized on these derivative instruments depends upon future market prices outside RJS Power’s control, which will affect the value of the contracts. See Note 11 of the audited combined financial statements of RJS Power included elsewhere in this prospectus for additional information on the variable and assumptions used.

Fuel and other variable costs. Fuel and other variable costs includes the cost of coal, natural gas, oil, emission allowances and other variable costs directly related to the generation of electric power that RJS Power sells.

Operations and maintenance. Operations and maintenance expenses are the operating expenses of RJS Power’s facilities, including salaries and related expenses of plant personnel, routine operating and maintenance expenses and major maintenance expenses.

General and administrative. General and administrative expenses are costs incurred for overhead, including payroll and benefits for RJS Power’s corporate staff, the costs of maintaining RJS Power’s headquarters, the costs of managing RJS Power’s applications, including numerous software operations, audit fees and other fees for professional services and legal compliance.

Depreciation, amortization and accretion. Depreciation, amortization and accretion represents an allocation to expense within the statement of operations of the carrying value of capital and intangible assets. RJS Power allocates value based on the straight-line method over the estimated useful life of the related asset.

Taxes other than income taxes. RJS Power is subject to a variety of ad valorem and other taxes in the states and counties where RJS Power’s facilities are located. Ad valorem taxes are generally based on the valuation of properties.

Other income. Other income primarily represents proceeds received from insurance recoveries, sales of excess emission credits and sales of gypsum and fly ash generated by RJS Power’s coal-fired power generating facilities.

Interest expense. Interest expense relates primarily to interest incurred on RJS Power’s operating subsidiaries’ existing senior secured notes, interest incurred on RJS Power’s operating subsidiaries’ existing term loan facilities and interest incurred on RJS Power’s operating subsidiaries’ revolving credit facilities.

Loss on extinguishment of debt. Loss on extinguishment of debt primarily represents the realization of unamortized deferred financing costs and prepayment costs associated with refinanced debt.

Adjusted EBITDA

Adjusted EBITDA, as presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations—RJS Power,” is a supplemental measure of RJS Power’s performance that is not required by, or presented in accordance with GAAP. RJS Power defines Adjusted EBITDA as EBITDA adjusted to eliminate the effect of certain items including (i) loss on early extinguishment of debt, (ii) unrealized losses and gains on derivative contracts, (iii) major maintenance expense, (iv) non-cash compensation expense, (v) pension-related payments, and (vi) other items not indicative of ongoing operating performance.

RJS Power’s management believes Adjusted EBITDA is useful because it allows investors and other external users of RJS Power’s financial statements, such as lenders and rating agencies to more effectively evaluate RJS Power’s operating performance and compare the results of RJS Power’s operations from period to period without regard to RJS Power’s financing methods or capital structure. RJS Power excludes the items listed above from net income in arriving at Adjusted EBITDA because RJS Power believes investors commonly adjust EBITDA information to eliminate the effect of these items. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of RJS Power’s operating performance. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance.

RJS Power’s computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies including the Adjusted EBITDA of Talen Energy included elsewhere in this prospectus. RJS Power believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure its ability to meet debt service requirements. Adjusted EBITDA should not be relied upon to the exclusion of GAAP financial measures such as net income and is by definition an incomplete understanding of RJS Power’s business, and must be considered in conjunction with GAAP measures.

The following table presents a reconciliation of Adjusted EBITDA to GAAP net income for each of the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2012	2013	2013	2014
				(Unaudited)
Adjusted EBITDA reconciliation to net income:
Net income (loss)	$5	$33	$(27)	$7	$(6)

Depreciation, amortization and accretion	48	74	92	68	67
Interest expense	46	49	67	51	57

EBITDA	99	156	132	126	118
Adjustments:
Loss on early extinguishment of debt (1)	—	—	27	17	36
Unrealized loss (gain) on derivative contracts (2)	(8)	(61)	38	5	66
Major maintenance (3)	9	15	47	30	54
Non-cash compensation expense (4)	—	—	—	—	15
Raven Acquisition adjustments (5)	—	—	3	3	13

Adjusted EBITDA	$100	$110	$247	$181	$302

(1)	During 2013, RJS Power wrote off deferred financing costs and expensed prepayment penalties associated with the refinancing of the then existing debt of Raven Power, Topaz Power and Sapphire Power. During 2014, RJS Power wrote-off deferred financing and unamortized debt discount on the Company’s then-outstanding debt, recorded in connection with the issuance of the 2019 Senior Notes.
(2)	Represents non-cash change in the fair value of derivative instruments as recorded on RJS Power’s balance sheet.
(3)	Includes costs incurred in accordance with standard industry practice for any overhaul or major procedure which requires significant disassembly or shutdown of a generating facility, including costs incurred in connection with long-term service agreements. RJS Power has elected to use the expense-as-incurred method of accounting for major maintenance. Other companies in RJS Power’s industry have elected to capitalize and recognize these costs as depreciation expense over a period of time until the next major maintenance event occurs. Depreciation expense is not included in EBITDA. As such, RJS Power makes an adjustment to EBITDA for major maintenance expenses to allow for comparison with industry participants.
(4)	Non-cash compensation expense related to agreements directly with the owners of RJS Power and the contracted asset manager, TPM, which allow TPM to participate in the profits of RJS Power if certain cash generation and distribution targets are met. Although the amounts paid under these agreements are not paid directly by RJS Power, RJS Power recognizes amounts paid under these agreements as non-cash compensation expense included in general and administrative expenses on the combined statements of operations.
(5)	Comprised of two adjustments resulting from the Raven Acquisition in 2012. RJS Power has adjusted EBITDA as reported for pension-related payments made to legacy CPSG employees, as these payments will no longer be a recurring expense for RJS Power after December 31, 2014. RJS Power has also adjusted EBITDA as reported to reflect capacity make whole payments of $10 million from CPSG during the nine months ended September 30, 2014. Under the Purchase and Sale Agreement between CPSG and Raven Power Holdings LLC, CPSG agreed to capacity make-whole payments for uncleared capacity in the 2014/2015 PJM Capacity year. The right to receive the capacity make-whole payment from CPSG was recorded as a receivable on RJS Power’s balance sheet under the purchase accounting rules. Payments received under this agreement are not reflected as revenue in RJS Power financial statements. RJS Power makes an adjustment to EBITDA to eliminate the effect of adjustments resulting from the application of purchase accounting to this payment stream.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

	Nine months ended September 30,		Favorable (unfavorable)
	2014	2013
Revenues
Power revenues	$1,074	$700	$374
Realized settlements on commodity derivative contracts	(113)	51	(164)

	961	751	210
Unrealized loss on commodity derivative contracts	(66)	(5)	(61)

Total revenues	895	746	149
Expenses
Fuel and other variable cost	494	405	(89)
Operations and maintenance	170	136	(34)
General and administrative	62	41	(21)
Depreciation, amortization and accretion	67	68	1
Taxes other than income taxes	16	22	6
Other income	(1)	(1)	—

Total expenses	808	671	(137)

Operating income	87	75	12
Interest expense	(57)	(51)	(6)
Loss on early extinguishment of debt	(36)	(17)	(19)

Net income (loss)	$(6)	$7	$(13)

Power revenues. Power revenues increased by $374 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	strong market conditions driven by colder than normal winter weather in the PJM region during the first quarter of 2014, which resulted in revenue increases of $222 million due to higher average realized power prices, and $202 million due to an increase in MWh produced; partially offset by

•	a revenue decrease of $53 million during the third quarter of 2014, compared to the same period in 2013, primarily due to a decrease in MWh produced as demand decreased with mild summer weather conditions in the Mid-Atlantic PJM region and ERCOT.

Realized settlements on commodity derivative contracts. Realized settlements on commodity derivative contracts decreased by $164 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	$146 million of realized losses on economic hedges backed by the Raven Power and Sapphire Power generating facilities as realized power prices and hedged generation volumes were significantly higher during the first quarter of 2014, compared to the same period in 2013, and;

•	a decrease in HRCO notional volumes used to economically hedge the Topaz Power generating facilities resulted in a $20 million decrease in options premiums received during the nine months ended September 30, 2014, compared to the same period in 2013; offset by

•	a $15 million realized gain on Power and Gas Swaps used to economically hedge the Raven Power generating facilities during the third quarter of 2014, due to a decrease in realized power prices and increase in hedged generation volumes during the three months ended September 30, 2014, compared to the same period in 2013.

Unrealized loss on commodity derivative contracts. Unrealized losses on economic hedging activity were $66 million in the nine months ended September 30, 2014, compared to unrealized losses of $5 million in the same period in 2013. The $66 million of unrealized losses on economic hedging activity for the nine months ended September 30, 2014 were primarily due to:

•	the HRCOs economically hedging certain Sapphire Power generating facilities decreased in value by $58 million during the nine months ended September 30, 2014, due to an increase in PJM forward market heat rates; and

•	the Power and Gas Swaps that economically hedge a portion of the output from the Raven Power generating facilities, including economic hedges entered into during the third quarter of 2014, decreased in value by $8 million during the three months ended September 30, 2014, primarily due to an increase in PJM forward power prices.

See Notes 4 and 5 to the unaudited consolidated and combined condensed financial statements of RJS Power included elsewhere in this prospectus for additional information on unrealized gains and losses associated with commodity derivatives.

Fuel and other variable costs. Fuel and other variable costs increased $89 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	an increase in fuel burned at the Raven Power and Sapphire Power generating facilities as electricity demand increased with colder than normal weather conditions in the PJM region during the first quarter of 2014, compared to the same prior year period; partially offset by

•	a decrease in fuel burned as electricity demand decreased with the mild summer temperature in the Mid-Atlantic PJM region and ERCOT during the third quarter of 2014, compared to the same prior year period.

Operations and maintenance. Operations and maintenance costs increased by $34 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	an increase in major maintenance costs of $24 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to an increase in the number of planned and unplanned major maintenance projects during the nine months ended September 30, 2014, compared to same period in 2013;

•	annual merit-based salary increases for plant personnel; and

•	higher salary and related expenses due to an increase in overtime hours worked resulting from excessive run times in the first quarter of 2014, compared to the same period in 2013.

General and administrative. General and administrative costs increased by $21 million for the nine months ended September 30, 2014, compared to the same period in 2013. Of this amount, $15 million was attributable to the recognition of non-cash compensation expense in the nine months ended September 30, 2014 related to agreements directly with the owners of RJS Power that allow TPM to participate in the profits of RJS Power if certain cash generation and distribution targets are met. Although the amounts paid under these agreements are not paid directly by RJS Power, RJS Power recognizes amounts paid under these agreements as non-cash compensation expense included in general and administrative expenses on the combined and consolidated statements of operations along with the corresponding impact on members’ interest.

RJS Power’s recurring general and administrative expenses increased $6 million during the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	higher labor and benefit costs as the result of recent growth;

•	higher energy manager fees as a result of increased performance in the first quarter of 2014; partially offset by

•	a reduction in outage insurance coverage in the third quarter of 2014.

Depreciation, amortization and accretion. Depreciation, amortization and accretion expense decreased by $1 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to the timing of assets placed in service.

Taxes other than income taxes. Taxes other than income taxes, decreased by $6 million in the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to a reduction in the estimated property tax liability on the Brandon Shores and H.A. Wagner generating facilities.

Interest expense. Interest expense increased by $6 million for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to:

•	an increase in the average amount of debt outstanding during the nine months ended September 30, 2014, compared to the same period in 2013; partially offset by

•	a decrease in the annual effective interest rate by approximately 50 basis points.

See Note 3 to the unaudited consolidated and combined financial statements of RJS Power included elsewhere in this prospectus for additional information on the refinancing transactions.

Loss on extinguishment of debt. Loss on early extinguishment of debt for the nine months ended September 30, 2014, consisted of a $36 million charge for the write-off of unamortized debt discounts and deferred financing costs, on RJS Power’s then outstanding debt, recorded in connection with the issuance of the 2019 Senior Notes. Debt extinguishment cost for the nine months ended September 30, 2013, consisted of a $17 million charge for the write-off of unamortized debt discount and deferred financing costs on the then outstanding debt of Topaz Power and Sapphire Power, recorded in connection with the issuance of the Topaz Senior Notes and the Sapphire 2013 Senior Secured Notes, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year ended December 31,		Favorable (unfavorable)
	2013	2012
Revenues
Power revenues	$955	$320	$635
Realized settlements on commodity derivative contracts	62	72	(10)

	1,017	392	625
Unrealized (loss) gain on commodity derivative contracts	(38)	61	(99)

Total revenues	979	453	526
Expenses
Fuel	524	180	(344)
Operations and maintenance	208	75	(133)
General and administrative	62	30	(32)
Depreciation, amortization and accretion	92	74	(18)
Taxes other than income taxes	28	14	(14)
Other income	(2)	(2)	—

Total expenses	912	371	(541)

Operating income	67	82	(15)
Interest expense	(67)	(49)	(18)
Loss on early extinguishment of debt	(27)	—	(27)

Net (loss) income	$(27)	$33	$(60)

Power revenues. Power revenues increased by $635 million in the year ended December 31, 2013, compared to the same period in 2012, primarily due to:

•	the Raven Acquisition, which increased power revenues by $545 million in the year ended December 31, 2013, compared to the prior year;

•	the restructuring of RJS Power’s physical tolling agreements with Morgan Stanley on Barney Davis 1 and 2, and Nueces Bay generating facilities into financially settled HRCOs in May 2012 (“MS Tolling Agreement Restructuring”). Under the tolling agreements, power revenues were net of the tolling counterparty’s fuel expense. Under the restructured HRCOs, RJS Power has power revenues associated with selling physical competitive power and ancillary services to ERCOT, collection of hedge premiums, net of any exercises on the financial HRCO and separate fuel expense related to purchasing physical gas for plant operations; and

•	higher capacity revenues on the Sapphire Power generating facilities for the latter half of the year ended December 31, 2013, compared to the prior year.

Realized settlements on commodity derivative contracts. Realized settlements on commodity derivative contracts for the year ended December 31, 2013 decreased by $10 million, compared to the same period in 2012, primarily due to:

•	reductions in the amount of capacity from the Nueces Bay generation facility hedged with HRCOs in the year ended December 31, 2013 compared to the prior year; partially offset by

•	increases in the amount of capacity from the Barney Davis 1 and 2 generation facilities hedged with HRCOs in the year ended December 31, 2013 compared to the prior year due to the HRCO’s being in effect for a full year in 2013 (see discussion above regarding the MS Tolling Agreement Restructuring; and

•	an increase in realized settlements from new HRCOs hedging the Pedricktown and Dartmouth generating facilities in the year ended December 31, 2013 compared to the prior year. RJS Power entered into the HRCOs on the Pedricktown and Dartmouth generating facilities in July 2012 and January 2013, respectively.

Unrealized (loss) gain on commodity derivative contracts. Unrealized losses on economic hedging activities were $38 million in the year ended December 31, 2013 compared to gains of $61 million in the year ended December 31, 2012. The $38 million of unrealized losses on economic hedging activity for the year ended December 31, 2013 were primarily due to:

•	reversal of $21 million of previously recognized unrealized gains on positions settled during the period; and

•	the HRCOs economically hedging certain Sapphire Power generating facilities decreased in value by $16 million during the year ended December 31, 2013, primarily due to an increase in PJM forward market heat rates.

See Notes 10 and 11 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for information on gains and losses associated with commodity derivatives.

Fuel. Fuel costs increased by $344 million for the year ended December 31, 2013, compared to the prior year, primarily due to:

•	the Raven Acquisition, which increased fuel costs by $281 million in the year ended December 31, 2013 compared to the year ended December 31, 2012; and

•	the MS Tolling Agreement Restructuring. Under the tolling agreements, power revenues were net of the tolling counterparty’s fuel expense and no fuel expenses were recorded. Under the restructured agreements, RJS Power has power revenues associated with selling physical competitive power and ancillary services to ERCOT, collection of hedge premiums, net of any exercises on the financial HRCO, and separate fuel expense related to purchasing physical gas for plant operations.

Operations and maintenance. Operations and maintenance costs increased $133 million in the year ended December 31, 2013, compared to the prior year, primarily due to:

•	the Raven Acquisition, which increased operations and maintenance costs by $113 million in the year ended December 31, 2013 compared to the year ended December 31, 2012; and

•	an increased number of major maintenance projects at the Sapphire Power and Topaz Power generation facilities resulting in an increase of approximately $19 million in major maintenance expenses compared to the prior year.

General and administrative. General and administrative costs increased by $32 million for the year ended December 31, 2013, compared to the prior year, primarily due to the Raven Acquisition, which increased general and administrative costs by $30 million in the year ended December 31, 2013.

Depreciation, amortization and accretion. Depreciation, amortization and accretion expense increased by $18 million in the year ended December 31, 2013, compared to the prior year, primarily due to the Raven Acquisition, which increased depreciation, amortization and accretion expense by $28 million in the year ended December 31, 2013; partially offset by assets fully depreciated by the end of 2013.

Taxes other than income taxes. Taxes other than income taxes increased by $14 million in the year ended December 31, 2013, compared to the prior year, primarily due to increased property taxes as a result of the Raven Acquisition.

Other Income. Other income was $2 million for the year ended December 31, 2013 and the year ended December 31, 2012.

Interest expense. Interest expense increased by $18 million for the year ended December 31, 2013, compared to the prior year, primarily due to:

•	the Raven Acquisition, which increased interest expense by $13 million in the year ended December 31, 2013;

•	the inclusion of $10 million of unrealized gains on interest rate swaps in the year ended December 31, 2012 that was not present in the year ended December 31, 2013; and

•	the issuance of new senior secured notes by each of Sapphire Power and Topaz Power which increased average amount of debt outstanding; partially offset by interest savings resulting from the termination of interest swaps in conjunction with the refinancing of debt associated with the Topaz Power generating assets in the year ended December 31, 2013.

Loss on extinguishment of debt. Loss on extinguishment of debt was $27 million for the year ended December 31, 2013, compared to $0 in the prior year, due to the write-off of deferred financing costs and payment of prepayment penalties in conjunction with the refinancing of debt at Raven Power, Topaz Power and Sapphire Power.

Year ended December 31, 2012 Compared to year ended December 31, 2011

	Year ended December 31,		Favorable (unfavorable)
	2012	2011
Revenues
Power revenues	$320	$181	$139
Realized settlements on commodity derivative contracts	72	1	71

	392	182	210
Unrealized gain on commodity derivative contracts	61	8	53

Total revenues	453	190	263
Expenses
Fuel	180	21	(159)
Operations and maintenance	75	44	(31)
General and administrative	30	16	(14)
Depreciation, amortization and accretion	74	48	(26)
Taxes other than income taxes	14	10	(4)
Other income	(2)	—	2

Total expenses	371	139	(232)

Operating income	82	51	31
Interest expense	(49)	(46)	(3)

Net income	$33	$5	$28

Power revenues. Power revenues increased by $139 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased power revenues by $111 million in the year ended December 31, 2012, compared to the prior year; and

•	the Raven Acquisition, which increased power revenues by $32 million in the year ended December 31, 2012, compared to the prior year.

Realized settlements on commodity derivative contracts. Realized settlements of commodity derivative contracts increased by $71 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the MS Tolling Agreement Restructuring; under the original tolling agreements, power revenues were net of the tolling counterparty’s fuel expense and no fuel expenses were recorded. Under the restructured agreements, RJS Power has power revenues associated with selling physical competitive power and ancillary services to ERCOT, collection of hedge premiums, net of any exercises on the financial HRCOs; and

•	new HRCOs put in place in October 2011 to hedge the expected output from the generation assets acquired in the Sapphire Acquisition.

Unrealized gain on commodity derivative contracts. Unrealized gains on commodity derivative contracts increased by $53 million in the year ended December 31, 2012, compared to the prior year, primarily due to the MS Tolling Agreement Restructuring. See Notes 10 and 11 to the audited combined financial statements of RJS Power for information on gains and losses associated with commodity derivatives.

Fuel. Fuel costs increased $159 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased fuel costs by $61 million in the year ended December 31, 2012, compared to the prior year; and

•	the MS Tolling Agreement Restructuring.

Operations and maintenance. Operations and maintenance costs increased $31 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased operations and maintenance costs by $29 million in the year ended December 31, 2012, compared to the prior year; and

•	the Raven Acquisition, which increased operations and maintenance costs by $6 million in the year ended December 31, 2012 compared to the prior year.

General and administrative. General and administrative costs increased $14 million for the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased general and administrative costs by $6 million in the year ended December 31, 2012, compared to the prior year;

•	the Raven Acquisition, which increased general and administrative costs by $3 million in the year ended December 31, 2012 compared to the prior year; and

•	additional premiums on outage insurance necessary to mitigate outage risk created by the MS Tolling Agreement Restructuring.

Depreciation, amortization and accretion. Depreciation, amortization and accretion expense increased by $26 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased depreciation, amortization and accretion expense costs by $22 million in the year ended December 31, 2012, compared to the prior year; and

•	the Raven Acquisition, which increased depreciation, amortization and accretion expense costs by $3 million in the year ended December 31, 2012, compared to the prior year.

Taxes other than income taxes. Taxes other than income taxes increased by $4 million in the year ended December 31, 2012, compared to the prior year, primarily due to:

•	the Sapphire Acquisition, which increased property taxes by $2 million in the year ended December 31, 2012, compared to the prior year; and

•	the Raven Acquisition, which increased property taxes by $2 million in the year ended December 31, 2012 compared to the prior year.

Other Income. Other income increased by $2 million for the year ended December 31, 2012, compared to the prior year, primarily due to insurance recoveries related to two casualty events, including Hurricane Sandy, which both impacted the operations of Sapphire Power during the year ended December 31, 2012.

Interest expense. Interest expense increased by $3 million for the year ended December 31, 2012, compared to the prior year, primarily due to:

•	additional debt related to the Sapphire Acquisition and Raven Acquisition resulting in increased interest expense of $13 million for the year ended December 31, 2012, compared to the year ended December 31, 2011; offset by

•	reductions in interest expense of $2 million resulting from decrease in outstanding debt associated with the Topaz Power generating assets during the year ended December 31, 2012; and

•	increase in unrealized gains on interest rate swaps of $8 million in the year ended December 31, 2012, compared to the year ended December 31, 2011.

Seasonality

Historically, RJS Power has recognized a majority of its power revenues and a significant portion of its income from operations in the winter and summer seasons, driven primarily by increased production resulting from hot and cold weather events.

Liquidity and Capital Resources

RJS Power’s liquidity and capital requirements are generally a function of debt service requirements, capital expenditures, timing of maintenance activities, and working capital requirements. RJS Power’s working capital requirements are primarily driven by RJS Power’s ability to manage its fuel inventory. RJS Power’s working capital totaled $86 million and $312 million at September 30, 2014 and December 31, 2013, respectively.

RJS Power’s primary sources of liquidity and capital have traditionally been cash flows from operations, cash on hand and amounts available under its revolving credit facilities. RJS Power believes its ability to generate sufficient cash flows from operating activities will continue to be primarily dependent on producing and selling power, generating capacity and ancillary services at margins sufficient to cover fixed and variable expenses.

RJS Power may use a variety of derivative instruments to enhance the stability of its cash flows. In general, RJS Power may attempt to mitigate risks related to the variability of its future cash flow and profitability resulting from changes in applicable commodity prices or interest rates so that RJS Power can maintain cash flows sufficient to meet debt service, required capital expenditures and similar requirements.

Based on current and anticipated levels of operations and conditions in RJS Power’s industry and markets, it believes that cash on hand, together with cash flows from operations and borrowings available under RJS Power’s revolving credit facility, will be adequate to meet working capital, capital expenditure and any debt service and other cash requirements for at least the next twelve months. RJS Power’s various financing arrangements are described in Note 8 to the audited combined financial statements and Note 3 of the unaudited consolidated and combined condensed financial statements of RJS Power included elsewhere in this prospectus. See “—Energy Supply—Financial Condition—The Combined Company” for a discussion of management’s expectations regarding Talen Energy’s ability to satisfy its liquidity needs following the Transactions.

The following table summarizes RJS Power’s liquidity position for the periods indicated at September 30, 2014:

September 30, 2014
Revolver capacity	$150
Less: Outstanding letters of credit	(2)
Less: Outstanding draws	—

Revolver availability	148
Cash and cash equivalents	47

$195

Issuance of 2019 Senior Notes. On July 10, 2014, RJS Power Holdings LLC, a direct wholly owned subsidiary of RJS Power, completed a private placement to eligible purchasers of an aggregate principal amount of $1,250 million of its 5.125% senior notes due July 15, 2019 (“2019 Senior Notes”). The net proceeds from the sale of the 2019 Senior Notes were approximately $1,216 million (after deducting offering fees and expenses). The proceeds were primarily used to repay borrowings outstanding under RJS Power’s then outstanding senior secured notes (see Note 3 to the unaudited consolidated and combined condensed financial statements of RJS Power included elsewhere in this prospectus) and for general corporate purposes.

Interest on the 2019 Senior Notes will accrue at a rate of 5.125% per annum until the first interest payment date following a “Merger Ratings Event,” after which the interest rate will decrease to 4.625% per annum. The

“Merger Ratings Event” will occur if, on the date of the occurrence of the Merger Event or, if later, on the date that Moody’s and S&P first publicly issue corporate ratings for the successor issuer of the notes, the corporate ratings of such successor issuer of the notes are at least (i) Ba2 from Moody’s and BB- from S&P or (ii) Ba3 from Moody’s and BB from S&P, in each case with a stable or better outlook. RJS Power will pay interest on the notes semi-annually in arrears on January 15th and July 15th of each year, beginning on January 15, 2015. The 2019 Senior Notes are senior unsecured obligations of RJS Power and rank equally with all of its current and future senior indebtedness. See “Description of Material Indebtedness—RJS Power—RJS Power Senior Notes.”

RJS Power Credit Facility. Concurrently with the issuance of the 2019 Senior Notes, RJS Power Holdings LLC entered into a senior secured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders and issuing banks party thereto (the “RJS Power Credit Facility”). The RJS Power Credit Facility will mature in five years and provide for aggregate revolving commitments in an amount equal to $150 million, all of which will be available for the issuance of letters of credit. Borrowings under the RJS Power Credit Facility may be paid down and reborrowed and bear interest at LIBOR plus 2.50%, as adjusted pursuant to terms of the RJS Power Credit Facility, or 1.50% above the Alternate Base Rate, as defined in the RJS Power Credit Facility. The annual commitment fee on the unused portion of the RJS Power Credit Facility is 0.50%. RJS Power will additionally pay letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing banks. See “Description of Material Indebtedness—RJS Power—RJS Power Revolving Credit Facility.”

Cash Flows

The following table sets forth RJS Power’s cash flows for the periods indicated:

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$212	$95	$169	$14	$37
Investing activities	24	9	(33)	(397)	(260)
Financing activities	(330)	(13)	(13)	384	229

Net cash provided by operating activities. Net cash flow provided by operating activities totaled $212 million for the nine months ended September 30, 2014. During the period, the most significant sources of cash were sales of electricity driven by colder than normal weather resulting in higher realized power prices and MWhs produced during the first quarter of 2014 compared to the first quarter of 2013. Additional sources of cash during the period were sales of generating capacity and ancillary services, and decreases in working capital. Sources of cash during the period were partially offset by fuel expense, operating expenses, increased major maintenance expenses and interest paid on outstanding debt during the period.

Net cash flow provided by operations totaled $95 million for the nine months ended September 30, 2013. During the period, the most significant sources of cash were sales of electricity, generating capacity and ancillary services, and decreases in working capital. Sources of cash were partially offset by fuel expense, operating expenses, major maintenance expenses and interest paid on outstanding debt.

Net cash flow provided by operating activities totaled $169 million for the year ended December 31, 2013. During the period, the most significant sources of cash were sales of electricity, generating capacity and ancillary services, and decreases in working capital; partially offset by operating expenses, major maintenance expenses and interest paid on outstanding debt.

Net cash flow provided by operating activities totaled $14 million for the year ended December 31, 2012. During the period, the most significant sources of cash were sales of electricity, generating capacity and ancillary services; partially offset by increases in working capital, operating expenses, major maintenance expenses and interest paid on outstanding debt.

Net cash flow provided by operating activities totaled $37 million for the year ended December 31, 2011. During the period, the most significant sources of cash were sales of electricity, generating capacity and ancillary services; partially offset by increases in working capital, operating expenses, major maintenance expenses and interest paid on outstanding debt

Future operating cash flows. RJS Power’s future operating cash flows will vary based on a number of factors, many of which are beyond RJS Power’s control, including the price of power, the prices of natural gas, coal and fuel oil and their correlation to power prices, collateral requirements, the value of capacity and ancillary services, the run time of RJS Power’s generating facilities, the effectiveness of RJS Power’s commercial strategy, legal, environmental and regulatory requirements and RJS Power’s ability to capture value associated with commodity price volatility.

Net cash provided by (used in) investing activities. Net cash flow provided by investing activities totaled $24 million and $9 million for the nine months ended September 30, 2014 and 2013, respectively. During the periods, the most significant sources of cash were transfers of restricted cash to unrestricted cash, partially offset by capital expenditures during the periods.

Net cash flow used in investing activities totaled $33 million for the year ended December 31, 2013. During the period, the most significant uses of cash were capital expenditures, partially offset by transfers of restricted cash to unrestricted cash.

Net cash flow used in investing activities totaled $397 million for the year ended December 31, 2012. During the period, the most significant uses of cash were the Raven Acquisition, capital expenditures and increases in restricted cash.

Net cash flow used in investing activities totaled $260 million for the year ended December 31, 2011. During the period, the most significant uses of cash were the Sapphire Acquisition, capital expenditures and increases in restricted cash.

Net cash provided by (used in) financing activities. Net cash flow used in financing activities totaled $330 million for the nine months ended September 30, 2014. During the nine months ended September 30, 2014, RJS Power used cash flow provided by operating activities and the issuance of the 2019 Senior Notes to pay the aggregate principal balance of RJS Power’s then outstanding senior secured notes and make $316 million of cash distributions to the members of Raven, Jade and Sapphire.

Net cash flow used in financing activities totaled $13 million for the nine months ended September 30, 2013. During the period, RJS Power used proceeds received from issuances of new senior secured notes to pay the aggregate principal balance of Topaz Power’s and Sapphire Power’s outstanding debt, terminate interest rate swaps, pay financing costs and make $93 million of cash distributions to the members of Raven and Sapphire.

Net cash flow used in financing activities totaled $13 million for the year ended December 31, 2013. During the period, RJS Power used proceeds received from issuances of new senior secured notes to pay the aggregate principal balance of RJS Power’s subsidiaries’ outstanding debt, terminate interest rate swaps and pay financing costs associated with the issuance of the new senior secured notes (“Debt Refinancing”). RJS Power also made cash distributions to the members of Raven Power and Sapphire Power, which were partially funded with net proceeds from the Debt Refinancing.

Net cash flow provided by financing activities totaled $384 million for the year ended December 31, 2012. During the period the most significant sources of cash were contributions from RJS Power’s members and proceeds from new issuances of debt used to fund the Raven Acquisition, partially offset by principal payments of outstanding debt associated with the Topaz Power and Sapphire Power generating facilities.

Net cash flow provided by financing activities totaled $229 million for the year ended December 31, 2011. During the period the most significant sources of cash were contributions from RJS Power’s members and proceeds from new issuances of debt used to fund the Sapphire Acquisition, partially offset by principal payments of outstanding debt associated with the Topaz Power generating facilities.

Contractual Obligations

RJS Power has incurred various contractual obligations and financial commitments in the normal course of its operations and financing activities. Contractual obligations include future cash payments required under existing contractual arrangements, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related revenue-producing activities. Contingent financial commitments represent obligations that become payable only if certain pre-defined events occur, such as financial guarantees.

The following table summarizes RJS Power’s contractual obligations as of December 31, 2013 and has been adjusted to reflect the offering of the 2019 Senior Notes and the RJS Power Credit Facility but not the Transactions. Cash obligations reflected are not discounted and do not include accretion.

	Expiration by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (1)	$1,250	$—	$—	$1,250	$—
Facility and equipment leases (2)	18	2	3	2	11
Pipeline facilities agreement (2)	41	6	13	9	13
Coal supply and transportation agreements (3)	791	212	284	294	1
Long-term service agreements (2)	124	6	24	24	70

Total Contractual Obligations	$2,224	$226	$324	$1,579	$95

(1)	See Note 3 to the unaudited consolidated and combined condensed financial statements of RJS Power included elsewhere in this prospectus for a discussion of RJS Power’s Long-term debt.
(2)	See Note 12 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for a discussion of Facility and equipment leases, Pipeline facilities agreement and Long-term service agreements. Estimated amounts for the long-term service agreements were based on projected factored fire hours and/or starts.
(3)	At December 31, 2013, Raven Power had contracts in place to purchase and transport coal for various Raven Power generation facilities. The amounts in the table reflect RJS Power’s minimum purchase obligations based on the terms of the contracts.

Quantitative and Qualitative Disclosures about Market Risk

RJS Power is exposed to various market risks, including the effects of adverse changes in commodity prices, interest rates and counterparty credit as described below. RJS Power uses the term “market risk” to refer to the risk of loss arising from adverse changes in certain commodity prices and interest rates, which arise from the ownership of assets and operation of RJS Power’s business. RJS Power has a risk control framework designed to monitor, measure and define appropriate transactions to hedge and manage the risk in RJS Power’s existing portfolio of assets and contracts and to authorize new transactions. RJS Power believes RJS Power has effective procedures for evaluating and managing the risks to which RJS Power is exposed. Ultimate decisions have historically been under the purview of the board of directors of Raven, Jade and Sapphire. In addition, certain actions are limited under covenants contained within the agreements governing RJS Power’s subsidiaries’ credit facilities. All of RJS Power’s market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Commodity price risks result from exposure to changes in spot prices, forward prices, volatilities, and correlations between various commodities, such as natural gas, coal, and emissions credits. RJS Power manages the commodity price risk of RJS Power’s competitive power generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted sales of power and forecasted purchases of fuel. The portion of forecasted transactions hedged may vary based upon management’s assessment of market, weather, operation and other factors. As of December 31, 2013, the maximum length of time RJS Power was hedging exposure to the relationship of power prices to natural gas is three years.

At December 31, 2013, Raven Power had 1.9 million megawatt hours of the 23.2 million megawatt hours of available capacity economically hedged using financially settled swap agreements related to power prices that require payments to or from counterparties based upon the differential between a fixed price and variable index price for a predetermined contractual notional amount.

At December 31, 2013, Topaz Power had HRCOs in place to economically hedge the full capacity of the Barney M. Davis generating facility. At December 31, 2013, Topaz Power also had a HRCO in place to economically hedge 200 megawatts of capacity at the Nueces Bay generating facility.

At December 31, 2013, Sapphire Power had six of its seven generation facilities hedged using HRCOs.

See Note 10 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for more information about commodity derivatives.

Interest Rate Risk

RJS Power is exposed to fluctuations in interest rates in connection with RJS Power’s credit facility and RJS Power’s other variable rate debt. Exposure to interest rate fluctuations may be mitigated by entering into derivative instruments known as interest rate swaps, caps, collars and put or call options. These contracts reduce exposure to interest rate volatility and result in primarily fixed rate debt obligations when taking into account the combination of the variable rate debt and the interest rate derivative instrument. RJS Power’s risk management policies allow RJS Power to reduce interest rate exposure from variable rate debt obligations

Topaz Power and Sapphire Power were required to enter into interest rate swaps to hedge the risks associated with interest rates on project level debt. See Note 8 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for a discussion of RJS Power’s long-term debt. See Note 10 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for more information about interest rate swaps. All outstanding interest rate swaps were terminated in conjunction with the issuance of the 2019 Senior Notes.

Counterparty and Customer Credit Risk

Financial instruments that potentially subject RJS Power to concentrations of credit risk including cash and cash equivalents, restricted cash, accounts receivable and derivative contracts. RJS Power believes the credit risk in cash and cash equivalents is limited because RJS Power maintains its cash in major U.S. banks and the terms of these deposits are on demand. From time to time, cash amounts in U.S. banks may exceed the FDIC insured limit. Historically, RJS Power has not incurred losses related to these deposits.

Credit risk is inherent in RJS Power’s normal commercial activities and relates to the risk of loss resulting from nonperformance of contractual obligations by counterparties. Although not always possible, RJS Power seeks to enter into contracts that permit netting of receivables and payables with counterparties. RJS Power also enters into contracts that enable RJS Power to obtain collateral from a given counterparty under certain conditions and to terminate upon occurrence of certain events of default.

The board of directors of Raven, Jade and Sapphire have historically established acceptable levels of counterparty credit risk for RJS Power. Credit risk exposure and the financial condition of counterparties are monitored periodically. If any of RJS Power’s counterparties fail to perform its contractual obligations, RJS Power might be forced to acquire alternative hedging arrangements or be required to replace the underlying commitment at then current market prices. In this event, RJS Power might incur additional costs in addition to the amounts owed to RJS Power by the counterparty.

RJS Power obtains insurance from available underwriters who meet the ratings required under the agreements governing RJS Power’s subsidiaries’ debt. RJS Power follows events in the insurance market to ensure that requirements under these agreements are met. Should an underwriter fall below the required rating cap, RJS Power may be forced to find other insurance providers and may not be able to recover premiums should an underwriter go into default.

Significant Accounting Policies and Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the application by management of the appropriate technical accounting rules as well as the application of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. RJS Power’s significant accounting policies are summarized in Note 3 to the audited combined financial statements. RJS Power believes the following are our more critical accounting estimates due to the significance, subjectivity and judgment involved. RJS Power evaluates its estimates and assumptions used in preparing the consolidated and combined financial statements on an ongoing basis utilizing historic experience, anticipated future events or trends, consultation with third party advisors or other methods that involve judgment as determined appropriate under the circumstances. The resulting effects of changes in estimates are recorded in the consolidated and combined financial statements in the period in which the facts and circumstances that give rise to the change in estimate become known.

Derivative Instruments and Valuation Techniques

The primary factors affecting the fair value of RJS Power’s derivative instruments at any point in time are the volumes of open derivative positions (MWh, MMBtu and $ notional amounts), changing commodity prices, primarily for power and natural gas; credit standing of RJS Power and counterparties for energy commodity derivatives; and interest rates for interest rate swaps. Prices for power, natural gas and interest rates are volatile, which can result in material changes to the fair value of derivative instruments recorded in the RJS Power financial statements in the future.

Derivative instruments are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace except for certain unobservable pricing inputs that are used to value HRCOs.

Acquisition of Assets and Liabilities

U.S. GAAP requires that the purchase price for an acquisition, such as the acquisition of Raven Power or Sapphire Power, be assigned and allocated to the individual assets and liabilities based upon their estimated fair value. Differing fair values will impact the allocations of the purchase price to the individual assets and liabilities and can impact the gross amount and classification of assets and liabilities recorded on RJS Power’s consolidated and combined balance sheet and can also have a material impact on the timing and the amount of depreciation and amortization expense recorded in any given period. RJS Power utilizes its best efforts to make its determinations and review all information available including estimated future cash flows and prices of similar assets when making a best estimate. RJS Power also may hire independent appraisers to help it make this determination as it deems appropriate under the circumstances.

Asset Retirement Obligations

In determining AROs, management must make significant judgments and estimates to calculate fair value. Fair value is developed using an expected present value technique based on assumptions of market participants that considers estimated retirement costs in current period dollars that are inflated to the anticipated retirement date and then discounted back to the date the ARO was incurred. Changes in assumptions and estimates included within the calculations of the fair value of AROs could result in significantly different results than those identified and recorded in the financial statements. Estimated ARO costs and settlement dates, which affect the carrying value of the ARO, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the ARO.

The most significant assumptions surrounding AROs are the forecasted retirement costs (including the settlement dates and the timing of cash flows), the discount rates and the inflation rates. At December 31, 2013, a 10% change to retirement cost, a 0.25% decrease in the discount rate or a 0.25% increase in the inflation rate would not have a significant impact on amounts recorded in the RJS Power financial statements.

Long-Lived Assets and Depreciation Expense

Determination of the appropriate depreciation method and proper useful lives involves significant judgment, estimates and assumptions, based on historical experience and other factors. Changes in estimates and methods can result in a significant impact in the amounts and timing of when depreciation expense is recognized and therefore significantly impact the financial condition and results of operations of RJS Power from period to period. Different depreciation methods can impact the timing and amount of depreciation expense affecting the results of operations of RJS Power and could result in different net book values of assets at particular times during the useful life of the asset affecting the financial position of RJS Power. Estimates of useful lives also significantly impact the timing and amounts of depreciation expense and include significant estimates. If useful lives are too short, then the asset is depreciated too quickly and depreciation expense is overstated. Estimated useful lives can significantly decrease if routine maintenance or certain upgrades are not performed, premature mechanical failure of the asset occurs, significant increases in the planned level of usage occur, advances in technology make the asset obsolete, or if there are adverse changes in environmental regulations.

Impairment Evaluation of Long-Lived Assets

RJS Power evaluates its long-lived assets, such as property, plant and equipment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Examples of such events or changes in circumstances are:

•	a significant decrease in the market price of a long-lived asset;

•	a significant adverse change in the manner an asset is being used or its physical condition;

•	an adverse action by a regulator or legislature or an adverse change in the business climate;

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; or

•	a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When RJS Power believes an impairment condition on long-lived assets such as property, plant and equipment may have occurred, RJS Power is required to estimate the undiscounted future cash flows associated with a long-lived asset or group of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for long-lived assets that are expected to be held and used. If RJS Power determines that the undiscounted cash flows from an asset to be held and used are less than the carrying amount of the asset, the estimated fair value must be estimated to determine the amount of any impairment loss. RJS Power uses its best estimates in making these evaluations and considers various factors, including forward price curves for energy, fuel costs and operating costs. However, actual future market prices and operating costs could vary from the assumptions used in the RJS Power’s estimates, and the impact of such variations could be material.

Recent Accounting Pronouncements

See Note 2 to the unaudited combined condensed financial statements of RJS Power included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Inflation

Inflation did not have a material impact on RJS Power’s results of operations for the years ended December 31, 2013, 2012 or 2011. Although inflation did not have a material impact on RJS Power’s results of operations for these years, RJS Power may experience inflationary pressure on the cost of services and equipment.

Off-Balance Sheet Arrangements

Raven Power has agreements with three special purpose entities that qualify as VIEs in accordance with Financial Accounting Standards Board Accounting Standards Codification section 810-10, “Consolidation-Variable Interest Entities” (“ASC 810-10”), for which RJS Power is not the primary beneficiary. The purpose of these entities is to install and operate special equipment at the Raven Power generation facilities that will be used to treat the coal to reduce emissions when the coal is burned in the power plants. These entities qualify as VIEs because RJS Power is the sole supplier of coal to the entities and it is not economical for the entities to obtain a supply of coal from any other source. Accordingly, the entities are effectively dependent upon RJS Power as the sole supplier of coal and the entities would not be able to generate any economic returns without the coal that RJS Power supply. However, Raven Power is not the primary beneficiary of these entities because Raven Power does not control the most significant activity of the entities which is the successful application of the proprietary formula and techniques for treating the coal to reduce emissions. Other than the long-term agreements to supply coal, Raven Power has not provided any material financial or other support to these VIEs during the year ended December 31, 2013 and the period August 13, 2012 to December 31, 2012, and does not currently intend to provide any funding or other support to these entities in the future. Raven Power’s maximum exposure to loss associated with these entities amounts to Raven Power’s outstanding receivable balance at any given time. Raven Power’s receivable balance will fluctuate within a range of approximately $0.1 million up to $0.3 million based on the amount of coal refined each month.

BUSINESS

Talen Energy

Upon completion of the Transactions described in this prospectus, Talen Energy will be one of the largest competitive energy and power generation companies in North America. Our primary business will be the production and sale of electricity, capacity and related products from our 27 operating power plants located in six states totaling approximately 15,000 MW of generating capacity. We will own and operate a portfolio of generation assets principally located in PJM and ERCOT, which we consider to be two of the most attractive power markets in the United States. Within these markets, our portfolio benefits from technological and fuel diversity, enabling us to respond to changing market conditions and regulatory developments. We believe stockholder value creation is built on a foundation of excellence in operations and skillful commercial management of our generation fleet with a strong focus on cash returns. We intend to pursue a strategy that embraces these core concepts, optimizes Talen Energy’s operations and supports value-enhancing growth.

Our Operations

Our generation fleet is diverse in terms of fuel, technology, dispatch characteristics and location. A majority of our generation revenue is expected to come from our efficient low-cost baseload and intermediate generation facilities. We also expect to capture additional value by selling power during periods of peak demand from our quick-start peaking facilities. We plan to further enhance margins by selling capacity within the PJM markets, both in the three-year forward PJM base residual auction and through bilateral agreements with power purchasers, as well as by providing ancillary services to support transmission system reliability.

We believe our assets are strategically positioned in what we view as the two most attractive power markets in the United States, each of which is characterized by strong and improving fundamentals and a regulatory framework supportive of competitive generators. Our generation facilities will be predominantly located in PJM and ERCOT, which are regional organizations formed, in part, to provide reliable wholesale power marketplaces. PJM is the largest wholesale energy market in the United States and ERCOT is the oldest ISO in the country. PJM is characterized by improving fundamentals due to limited import capacity, significant anticipated capacity retirements, an improving demand outlook and a forward capacity market that provides future cash flow visibility for generation asset owners. Specific efforts are being undertaken by PJM to support and potentially increase capacity prices for existing generation to ensure the availability of adequate resources. ERCOT is an attractive wholesale electricity market with historically above-average demand growth, tight reserve margins, increasing price caps and an increasing reliance on flexible and quickly-dispatchable natural gas-fired assets. Additionally, the ERCOT sub region in which we operate, ERCOT-South, has historically experienced premium energy pricing relative to the average price for the broader ISO. We consider PJM and ERCOT to be two of the most well-developed power markets in the United States, providing significant price transparency, market liquidity and support to competitive generators, including recent proposed reforms that we believe will enhance the value of our portfolio.

The competitive dispatch costs and operating flexibility of our generation fleet position us favorably to generate attractive cash margins in a wide variety of market conditions. In an effort to support our operations and stabilize future cash flows, we will enter into forward physical and financial transactions to hedge energy, capacity and related products and to hedge fuel and fuel transportation. We will sell the output of our generation facilities to a diverse group of wholesale customers, including RTOs and ISOs, utilities, cooperatives, municipalities, power marketers, and financial counterparties. We will also sell the output of our generation facilities to commercial, industrial and residential retail customers.

The following map illustrates the locations of our generation facilities:

The charts below illustrate the composition and diversity of our portfolio by market and fuel type:

We expect to be required to sell or otherwise dispose of at least 1,300 MW of generating capacity in order to obtain the FERC regulatory approval required to complete the Transactions. As a result, our generation portfolio will not include all of the plants that currently comprise the Energy Supply business and the RJS Power business.

Our Competitive Strengths

We believe that we will be well-positioned to execute our business strategy and create superior value for our stakeholders based on of the following competitive strengths:

Well-positioned in attractive, liquid and transparent energy markets. We believe that the composition and locations of our facilities will give us a strategic advantage and offer attractive upside opportunities. The majority of our facilities will be located in PJM and ERCOT, which are among the most liquid, well-developed power markets in the United States, each with attractive fundamentals.

We believe the PJM market presents attractive value opportunities, driven by a substantial number of announced power plant retirements, limited import capacity and an improving demand outlook. Our PJM assets are highly diverse both in terms of fuel (coal, natural gas/oil dual fuel, nuclear, natural gas, oil and hydro and other renewables) and dispatch (baseload, intermediate/load following and peaking), which provides us with operational flexibility and enables our portfolio to provide reliable generation under a variety of market conditions. A key attribute of PJM is its base residual auction, a long-term capacity market in which power customers pay for capacity three years in advance. These known capacity revenues are expected to be an important component of Talen Energy’s gross margins. Additionally, we expect that recently proposed market reforms may provide additional revenue opportunities for Talen Energy in PJM through future capacity auctions. See “—Our Key Markets—PJM” for information on the recently proposed market reforms in PJM.

We believe the ERCOT market also presents attractive value opportunities, driven by robust demand growth and limited import capacity, which we expect will result in a lower reserve margin. Our generation assets in ERCOT consist of flexible, natural gas-fired units that have the ability to start up quickly and respond to load variability, which positions them well to produce significant margin from ancillary products offered in this market in addition to physical energy sales. All of our ERCOT capacity is located in the ERCOT South Zone, which has historically experienced premium pricing due to favorable supply and demand fundamentals and strong demand driven by growth related to Eagle Ford shale development, the midstream energy sector and petrochemical industry expansion. The ERCOT regulatory framework has addressed resource adequacy concerns through rule changes that have increased generator compensation and pricing floors for ancillary products and increased the state-wide offer cap. ERCOT reserve margins are forecasted to continue to compress due to growing demand and limited announced new-build projects, further tightening the supply/demand balance across ERCOT and creating conditions that may generate increased price volatility and higher energy prices until additional resources are added.

Robust cash flow generation potential. We expect to be able to generate substantial free cash flow, which we define as cash from operations less maintenance capital expenditures. A number of factors are expected to contribute to our strong cash flow profile: our focus on lean operations, relatively low financial leverage, efficient baseload units with low dispatch costs, significant ancillary revenue potential of the Texas facilities, significant synergies resulting from successful execution of our transition plans with PPL and Riverstone, and a well-maintained fleet requiring modest maintenance and environmental expenditures. The stability of our cash flows is further supported by forward capacity sales in PJM through May 2018. We believe this cash flow potential provides a competitive advantage by making us more resilient during price fluctuations in the commodity cycles, less reliant on external sources of capital to finance operations and a company better situated to pursue both organic and acquisition-driven growth opportunities.

Strong balance sheet, poised for growth. We believe that our expected financial leverage will provide multiple competitive advantages. First, our strong balance sheet and credit profile are expected to enhance our ability to pursue both organic and acquisition-driven growth by offering favorable access to capital markets and maximum financial flexibility. We also believe a strong balance sheet will position us well to manage through periods of commodity price volatility which may require collateral posting and credit support that could challenge a more levered competitive power company. We believe we will be able to use our strong balance sheet to grow through acquisitions, taking an opportunistic approach when others in the sector may face financial stresses during those periods. Finally, our low level of financial leverage will allow us to absorb a greater degree of operating cash flow volatility, which will allow our margin hedging program to have a shorter-term focus. We believe this will reduce hedging transaction volume and expenses, liquidity needs and hedge book complexity, which we believe will result in lower operating costs and greater financial transparency.

Competitive scale. As one of the largest competitive power generating companies in North America, with over 15,000 MW of operating capacity, we expect to benefit from the multiple competitive advantages attendant to a large scale portfolio. We will have a scale presence in our key markets, allowing us to operate integrated portfolios within each of PJM and ERCOT and offering us beneficial dispatch and operational synergies. We expect those benefits will include improved leverage of our fixed costs, enhanced procurement opportunities and diversity of cash flows. These advantages combined with a strong balance sheet and significant liquidity, enable us to operate with more financial flexibility and, as such, should enable us to utilize our competitive scale to grow and further expand our already-robust generation platform.

Significant historical environmental control investments. We believe our assets are substantially compliant with current environmental regulations and are well-positioned relative to the current trend of tightening environmental legislation and regulations. Because of significant prior investments and the composition of our fleet, we expect that future environmental compliance-driven capital expenditures will be a relatively modest $110 million dollars through 2018, representing less than 10% of total capital expenditures for the same period.

Proven, experienced management team. Our management team has significant experience and expertise operating power generating facilities, marketing electricity and ancillary services and managing the risks of a competitive power generation business. We have a strong track record of value creation through the execution of strategic initiatives and exceptional asset management, which positions us optimally to enhance and expand the Talen Energy platform. We strongly believe that the proven leadership team at Talen Energy will successfully execute our business strategy and deliver superior operating and financial performance.

Our Business Strategy

Our business strategy is to maximize value to our customers and stockholders with particular emphasis on:

Excellence in operations. We believe that value is built on a foundation of operational excellence. Safety is a core value of ours and is critical to maintaining a platform for strong, reliable plant performance. We inherit robust safety programs from our predecessor companies which have demonstrated dedication to sustaining safe cultures by achieving VPP Star status at a majority of our facilities.

We also believe value is a function of disciplined investment and continuous improvement in operating efficiency. We intend to make prudent investments to enable our plants to run at the most profitable times while ensuring safe, reliable operations. Additionally, we plan to continue our commitment to asset optimization and reducing operating costs. We believe that persistent focus on process improvement and innovative cost management is a key component to success.

Focus on cash returns. We will run our business with a focus on producing strong cash flows in order to sustain our operations and fund growth opportunities. Capital allocation decisions will be made on a cash return basis, as we believe this discipline is necessary to drive consistent long-term value creation for our stockholders. We believe that our proven management team, reliable, low-cost operating structure and strong commercial management of our plants will enable us to invest in and grow the existing platform while enhancing overall cash flows and achieving attractive returns on investment.

Active hedging and commercial management. Hedging the fuel and output of our plants will be primarily focused on providing margin and cash flow visibility on a one-year forward basis. We intend to execute hedging and marketing strategies for the output of our facilities in both the wholesale and retail energy markets. We also intend to execute asset-based portfolio strategies to monetize inherent market volatility. We believe our hedging and commercial management strategy, in combination with a strong balance sheet, will provide a long-term advantage through cycles of higher and lower commodity prices. Finally, our lower level of financial leverage will allow us to absorb a greater degree of operating cash flow volatility, which will further allow our margin hedging program to have a shorter-term focus. We believe this will reduce hedging transaction volume and expenses, liquidity needs and hedge book complexity, which we further believe will result in lower operating costs and greater financial flexibility.

Growth posture. We believe scale in the competitive power generation sector is an element of value creation. We expect to be able to leverage our management and operational systems to integrate additional assets and activities with relatively modest incremental cost. We intend to grow value through development and acquisitions that are complementary to our competitive strengths, with a focus on developed competitive markets that offer liquidity and price transparency. Additionally, as Talen Energy grows, our goal is to maintain a multi-fuel and multi-dispatch profile, as we believe this type of diversity is inherently valuable and provides an added measure of risk-mitigation. We believe that our strong balance sheet and cash flow generation, combined with our current presence in attractive markets and our experienced, disciplined management team, will position Talen Energy favorably in its pursuit of value-enhancing growth opportunities.

Our Management Team

In selecting our management team, sourced largely from PPL, we have focused on individuals that have strong and proven track records of delivering stockholder value in executive capacities covering operations, strategy and financing. Our President and Chief Executive Officer, Paul Farr, has over 20 years of power and utilities experience having spent more than seven years as Chief Financial Officer of PPL prior to being named President of Energy Supply at the announcement of the Transactions. Mr. Farr also has extensive operations experience, having served as Chief Operating Officer of PPL Global for over three years, which included responsibility for all of PPL’s international utilities operations in Latin America and the United Kingdom, as well as global corporate strategy. Mr. Farr was also integral to the establishment of PPL’s competitive power generation business in Montana from 1999 to 2001. Jeremy McGuire, our Senior Vice President and Chief Financial Officer, served as Vice President–Strategic Development of PPL Strategic Development, LLC since 2008. Prior to joining PPL, Mr. McGuire was an investment banker for 13 years, ten of which were focused on competitive power companies and utilities. Mr. Farr and Mr. McGuire were instrumental in PPL’s acquisition and financing of $14 billion in utility businesses in Kentucky and the United Kingdom, which nearly doubled PPL’s asset base, increased annual revenues by 70 percent and helped grow market capitalization by 40 percent between 2009 and 2011.

Our executive team includes other key members that bring significant experience and expertise operating, marketing and managing risks of a competitive power generation business. Rob Gabbard, our Senior Vice President and Chief Commercial Officer, is an industry veteran with over three decades of marketing and trading experience. Since 2008, he served as the President of PPL EnergyPlus, managing PPL’s wholesale and competitive retail energy sales and services operations. Joe Hopf, our Senior Vice President and Chief Fossil and Hydro Generation Officer, has more than 30 years of experience in the electricity business serving in various roles in power plant operations, trading and risk management. Most recently, Mr. Hopf led PPL’s fossil and hydro generating operations with nearly 8,000 MWs of generating capacity. Tim Rausch, our Senior Vice President and Chief Nuclear Officer, served as PPL Generation’s Senior Vice President and Chief Nuclear Officer since 2009. Mr. Rausch came to PPL after 25 years of experience in virtually all disciplines of the nuclear power industry. Jim Schinski, our Senior Vice President and Chief Administrative Officer, joined PPL Services in 2009 as Vice President-Chief Information Officer. Prior to joining PPL, Mr. Schinski served as Chief Information Officer and Vice President of Human Resources for the Midwest Independent System Operator since 2004, where he was responsible for design, development, implementation and operation of technology systems for one of the country’s largest electricity markets. We believe our leadership team positions Talen Energy to meet our objectives of delivering superior operating and financial performance through committed execution of Talen Energy’s business strategy.

Our Key Markets

The substantial majority of our generation capacity is located in either PJM or ERCOT. We consider these regions to be among the most well-developed, transparent and liquid energy markets in the United States.

PJM

PJM is an RTO that coordinates the movement of wholesale electricity in all or parts of thirteen states and the District of Columbia. It is the largest competitive wholesale electricity market in the United States, dispatching more than 180,000 MW to more than 60 million people. The current mix of generating capacity within PJM is largely coal-dominated, with a significant number of nuclear and natural gas power plants rounding out the dispatch curve. As is the case in many markets in the United States, generating capacity within

PJM is transitioning from a coal-dominated generation base to a mix that incorporates larger amounts of natural gas and renewable units, driven in large part by current and impending EPA regulations. The following map illustrates PJM by regions.

PJM benefits from a combination of stable demand growth, liquid trading hubs, limited energy import capacity and a wide range of available market products. Generation owners in PJM may earn energy, capacity and ancillary revenues. The PJM energy market consists of day-ahead and real-time markets. The day-ahead market is a forward market in which hourly prices are calculated for the next operating day based on offers, bids and bilateral obligations. The real-time market is a spot market in which energy is continuously bought and sold based on actual grid operating conditions.

The PJM capacity market, known as the RPM, is intended to ensure that resources are available when needed to keep the power grid operating reliably for customers. Under the RPM, PJM conducts a series of auctions. Most capacity is procured in the base residual auctions each May for the sale of generating capacity three years in advance of the delivery year. In these auctions, prices are set based on available capacity and other factors such as transmission constraints. The capacity market construct provides generation owners the opportunity for some revenue visibility on a multi-year basis.

Recent developments have the potential to be supportive of future revenue opportunities for generation owners in PJM, including:

•

PJM’s proposal to add an enhanced “Capacity Performance” product to the capacity market structure to permit additional compensation for generation owners/operators to make the necessary investments to maintain system reliability in exchange for stronger performance requirements. The intent of the Capacity Performance product is to improve operational availability during periods of peak power system demand, such as extreme weather. Specifically, PJM’s stated objectives of this product include fuel security through dependable fuel sources, high availability of generation resources and operational diversity. Capacity Performance is expected to benefit generation owners like Talen Energy that own assets supplied by firm fuel commitments and have demonstrated reliability during peak load and extreme weather conditions;

•	PJM’s proposed changes to the VRR curve. The VRR curve is a downward-sloping demand curve used by PJM to model sufficient capacity resources for PJM and set capacity prices. The VRR curve supports PJM’s objective of attracting and retaining adequate capacity resources to ensure grid reliability, providing an indication of incremental reliability and economic value of capacity at different planning reserve levels. PJM’s recent proposed changes include a shift in the VRR curve, which signifies an increase in demand and therefore price, offering potential upside to future capacity prices for PJM generators;

•	Recent developments that increase uncertainty associated with demand response’s ability to participate in future capacity auctions, offering potential upside to future capacity prices for PJM generators; and

•	Potential rule changes affecting price formation including offer cap changes which may lead to higher energy market prices.

ERCOT

ERCOT is an ISO that manages the flow of electricity from over 75,000 MW of installed capacity to 24 million Texas customers, representing 90% of the state’s electric load and covering approximately 75% of its geography. ERCOT is an attractive wholesale electricity market with historically above-average demand growth, tight reserve margins, increasing price caps and an increasing reliance on flexible and quickly-dispatchable natural gas-fired assets. ERCOT was established in September 1996, and as such is the oldest ISO in the United States. The following map illustrates ERCOT by regions.

As an energy-only market, ERCOT’s market design is different from other competitive electricity markets in the United States. Other markets, including PJM, maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT’s resource adequacy is predominately dependent on free market processes and energy market price signals. All electricity prices are subject to a system-wide offer cap, which was $5,000/MWh in 2013. This offer cap increased to $7,000/MWh in 2014 and is set to increase to $9,000/MWh in 2015, providing a higher maximum marginal price. The system-wide offer cap has been reached on a number of occasions since 2011.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary forward energy market conducted the day before each operating day in which generators and purchasers of power may bid for one or more hours of energy supply or consumption. The day-ahead market also allows ERCOT and generators and purchasers of power to buy and sell ancillary services. The real-time market is a spot market in which energy may be sold in five-minute intervals.

Generation facilities in the region include efficient combined cycle natural gas-fired facilities, a large wind fleet and a mixture of environmentally compliant and older, non-compliant coal-fired assets. The combination of these assets has historically led to lower marginal cost of production during most periods, compared to other markets. However, the region has limited excess capacity to meet high demand days and the marginal facilities have high operating costs. Therefore, the marginal price of supply rapidly increases during periods of high demand. As a result, many generators benefit from these sporadic periods of “scarcity pricing” in which power prices increase significantly.

The Texas population and gross state product is currently expanding at double the national average rate, spurred in part from significant growth in oil and gas development and associated petrochemical industry growth. In December 2014, ERCOT released its latest reserve margin projections, which showed ERCOT’s reserve margin dipping below 10% the current target reserve margin of 13.75% in 2019. The table below illustrates ERCOT’s forecasted reserve margin for 2015 through 2019.

	2015	2016	2017	2018	2019
Reserve Margin Forecast	15.7%	17.1%	18.1%	16.5%	13.6%

In addition to energy, ancillary services, such as non-spinning reserves, responsive reserves and regulation up/down, offer another potential revenue stream for market participants in order to maintain system reliability, which is impacted by the high concentration of wind capacity in ERCOT. These ancillary services provide network support from quick-start generation capacity that is able to reach full load operation in exceptionally short periods of time in order to help manage the impact of wind variability on the electricity grid. Such ancillary services have received increased compensation and exhibited higher offer floors in part because ERCOT has one of the highest concentrations of wind capacity in the United States, with over 11,000 MW of installed capacity.

Market opportunity

The market for competitive power generation assets has been very robust over the past five years, and we expect a continuation of this trend, providing further opportunities to enhance our competitive scale. From 2009 to 2013, roughly 288 GW of competitive power generation capacity has been sold, with approximately 93 GW and 27 GW in PJM and ERCOT, respectively. This trend has continued into 2014, with approximately 83 GW sold, with the majority occurring in PJM and ERCOT, encompassing both conventional (predominantly natural gas and coal) and renewable (predominantly wind and solar) generating facilities. The diverse nature of these transactions aligns with our goal of maintaining a multi-fuel and multi-dispatch profile. The table below illustrates the volume of transactions in dollars and GWs from 2009 through December 11, 2014.

We believe that there will continue to be significant acquisition opportunities for competitive power generation assets in the United States, enabling us to grow our fleet and enhance shareholder value. Approximately 82 GW of operating capacity are owned by companies that operate both regulated utilities and competitive power generation assets, while approximately 43 GW are owned by private equity funds. Given the trend of separating competitive power generation assets from regulated utility assets, and the typically defined target holding period of private equity funds, we expected that a significant number of assets will come to market over the next several years.

The Companies

Energy Supply

Energy Supply’s principal subsidiaries at September 30, 2014 are shown below.

Energy Supply is an energy company that through its principal subsidiaries is primarily engaged in the competitive generation and marketing of electricity in key markets. Energy Supply’s principal subsidiaries are PPL EnergyPlus and PPL Generation.

PPL Generation, through its subsidiaries, owns and operates competitive domestic power plants in Pennsylvania and Montana to generate electricity and acquires and develops competitive domestic generation projects. In September 2013, Energy Supply entered into a definitive agreement to sell to NorthWestern all of its hydroelectric generation capacity in Montana, representing approximately one-third of its total generation capacity located in Montana. That sale was completed in November 2014. PPL EnergyPlus markets and trades electricity, natural gas, and other energy-related products in competitive wholesale and retail markets. The northeastern generating capacity is located primarily in Pennsylvania within PJM and the northwestern generating capacity is located in Montana. Energy Supply enters into energy and energy-related contracts to hedge the variability of expected cash flows associated with its generating units and marketing activities, as well as for trading purposes. PPL EnergyPlus sells the electricity produced by Energy Supply’s generation plants based on prevailing market rates. Energy Supply’s total expected generation in 2014 is anticipated to be used to meet its committed contractual sales. Energy Supply has also entered into commitments of varying quantities and terms for 2015 and beyond.

PPL EnergyPlus sells the capacity and electricity produced by PPL Generation subsidiaries, and buys and sells purchased power, capacity, ancillary services, FTRs, natural gas, oil, uranium, emission allowances and RECs in competitive wholesale and competitive retail markets.

PPL EnergyPlus transacts in competitive retail energy markets, and buys and sells electricity and natural gas supply, to meet the diverse needs of business customers. PPL EnergyPlus sells retail electricity supply to business customers in Delaware, the District of Columbia, Maryland, Montana, New Jersey, Ohio and Pennsylvania and sells retail natural gas supply to business customers in Delaware, Maryland, New Jersey, and Pennsylvania. The company also offers electricity supply to select residential customers in Pennsylvania. Although retail energy revenues continue to grow, the net margins related to these activities are not currently a significant component of Energy Supply’s margins. Within the constraints of its hedging policy, PPL EnergyPlus actively manages its portfolios of energy and energy-related products to optimize their value and to limit exposure to price fluctuations.

Energy Supply Properties

The capacity of generation units is based on a number of factors, including the operating experience and physical conditions of the units, and may be revised periodically to reflect changing circumstances. Energy Supply’s electricity generating capacity (summer rating) at September 30, 2014 was as follows.

Primary Fuel/Plant (a)	Total MW Capacity	% Ownership	Energy Supply’s Ownership in MW	Location
Natural Gas/Oil
Martins Creek	1,700	100.00	1,700	Pennsylvania
Ironwood	660	100.00	660	Pennsylvania
Lower Mt. Bethel	538	100.00	538	Pennsylvania
Combustion turbines	358	100.00	358	Pennsylvania

	3,256		3,256

Coal
Montour	1,504	100.00	1,504	Pennsylvania
Brunner Island	1,411	100.00	1,411	Pennsylvania
Colstrip Units 1 & 2 (b)	614	50.00	307	Montana
Conemaugh (b)	1,725	16.25	276	Pennsylvania
Colstrip Unit 3 (b)	740	30.00	222	Montana
Keystone (b)	1,701	12.34	210	Pennsylvania
Corette (c)	148	100.00	148	Montana

	7,843		4,078

Nuclear
Susquehanna (b)	2,494	90.00	2,245	Pennsylvania

Hydro (d)
Various	293	100.00	293	Pennsylvania

Qualifying Facilities
Renewables (e)	21	100.00	21	Pennsylvania
Renewables	8	100.00	8	Various

	29		29

Total	13,915		9,901

(a)	Does not reflect the sale or other disposition of any assets that may be required in order to obtain regulatory approval for the Transactions. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plan.”
(b)	This unit is jointly owned. Each owner is entitled to its proportionate share of the unit’s total output and funds its proportionate share of fuel and other operating costs. See Note 10 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(c)	Energy Supply intends to place this plant in long-term reserve status in April 2015.
(d)	Excludes 11 Montana hydroelectric assets sold under the September 26, 2013 Purchase and Sale Agreement with NorthWestern that was completed in November 2014. See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.
(e)	Includes facilities owned, controlled or for which Energy Supply has the rights to the output.

Amounts guaranteed by PPL Montour and PPL Brunner Island in connection with an $800 million secured energy marketing and trading facility are secured by liens on the generating facilities owned by PPL Montour and PPL Brunner Island. See Note 3 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

Power Supply

Energy Supply owned or controlled generating capacity (summer rating) of 10,678 MW at December 31, 2013. Generating capacity controlled by PPL Generation and other Energy Supply subsidiaries includes power obtained through PPL EnergyPlus’ power purchase agreements.

During 2013, Energy Supply owned or controlled power plants that generated the following amounts of electricity.

	GWh
Fuel Source	Northeastern	Northwestern	Total
Nuclear	17,018		17,018
Oil / Gas	9,516		9,516
Coal	17,150	4,409	21,559
Hydro	662	3,252	3,914
Renewables (a)	348		348

Total	44,694	7,661	52,355

(a)	Energy Supply subsidiaries own or control renewable energy projects located in Pennsylvania, New Jersey, Vermont and New Hampshire with a generating capacity (summer rating) of 42 MW. PPL EnergyPlus sells the energy, capacity and RECs produced by these plants into the wholesale market as well as to commercial and industrial customers.

Energy Supply’s generation subsidiaries are exempt wholesale generators (“EWGs”) that sell electricity into wholesale markets. EWGs are subject to regulation by the FERC, which has authorized these EWGs to sell the electricity generated at market-based prices. This electricity is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements. PPL Susquehanna is subject to the jurisdiction of the NRC in connection with the operation of its Susquehanna nuclear units. Certain of Energy Supply’s other subsidiaries are subject to the jurisdiction of the NRC in connection with the operation of their fossil plants with respect to certain level and density monitoring devices. Certain operations of PPL Generation’s subsidiaries are also subject to OSHA and comparable state statutes.

See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for information on the 2011 sale of certain non-core generation facilities.

Fuel Supply

Coal

Pennsylvania

PPL EnergyPlus actively manages Energy Supply’s coal requirements by purchasing coal principally from mines located in northern Appalachia.

During 2013, PPL Generation purchased 5.7 million tons of coal required for its wholly owned Pennsylvania plants. Coal inventory is maintained at levels estimated to be necessary to avoid operational disruptions at coal-fired generating units. Reliability of coal deliveries can be affected from time to time by a number of factors including fluctuations in demand, coal mine production issues and other supplier or transporter operating difficulties. PPL Generation, by and through its agent PPL EnergyPlus, has agreements in place that will provide more than 17 million tons of PPL Generation’s projected coal needs for the Pennsylvania power plants from 2014 through 2018 and augments its coal supply agreements with spot market purchases, as needed.

A PPL Generation subsidiary owns a 12.34% interest in the Keystone plant and a 16.25% interest in the Conemaugh plant. PPL Generation owns a 12.34% interest in Keystone Fuels, LLC and a 16.25% interest in Conemaugh Fuels, LLC. The Keystone plant contracts with Keystone Fuels, LLC for its coal requirements, which provided 4.2 million tons of coal to the Keystone plant in 2013. The Conemaugh plant requirements are purchased under contract from Conemaugh Fuels, LLC, which provided 4.3 million tons of coal to the Conemaugh plant in 2013.

All wholly owned PPL Generation coal plants within Pennsylvania are equipped with Scrubbers, which use limestone in their operations. Acting as agent for PPL Generation, PPL EnergyPlus has entered into limestone contracts with suppliers that will provide for those plants’ requirements through 2014. During 2013, 405,000 tons of limestone were delivered to Brunner Island and Montour under these contracts. Annual limestone requirements range from approximately 400,000-500,000 tons.

Montana

PPL Montana owns a 30% interest in Colstrip Unit 3 and NorthWestern owns a 30% interest in Colstrip Unit 4. PPL Montana and NorthWestern have a sharing agreement that governs each party’s responsibilities and rights relating to the operation of Colstrip Units 3 and 4. Under the terms of that agreement, each party is responsible for 15% of the total non-coal operating and construction costs of Colstrip Units 3 and 4, regardless of whether a particular cost is specific to Colstrip Unit 3 or 4, and is entitled to take up to 15% of the available generation from Units 3 and 4. Each party is responsible for its own coal costs. PPL Montana, with the other Colstrip owners, is party to contracts to purchase 100% of its coal requirements with defined coal quality characteristics and specifications. PPL Montana, with the other Colstrip Units 1 and 2 owner, has a long-term purchase and supply agreement with the current supplier for Units 1 and 2, which provides these units 100% of their coal requirements through December 2014, and at least 85% of such requirements from January 2015 through December 2019. PPL Montana, with the other Colstrip Units 3 and 4 owners, has a long-term coal supply contract for Units 3 and 4, which provides these units 100% of their coal requirements through December 2019.

These units were originally built with scrubbers and PPL Montana has entered into a long-term contract to purchase the limestone requirements for these units. The contract extends through December 2030.

Coal supply contracts are in place to purchase low-sulfur coal with defined quality characteristics and specifications for PPL Montana’s Corette plant. The contracts covered 100% of the plant’s coal requirements in 2013 and similar contracts are in place to supply 100% of the expected coal requirements through 2014. In the third quarter of 2012, Energy Supply announced its intention, beginning in April 2015, to place its Corette plant in long-term reserve status, suspending the plant’s operation due to expected market conditions and costs to comply with MATS.

Oil and Natural Gas

Pennsylvania

PPL Generation’s Martins Creek Units 3 and 4 burn both oil and natural gas. During 2013, 100% of the physical gas requirements for the Martins Creek units were purchased on the spot market and oil requirements were supplied from inventory. At December 31, 2013, there were no long-term agreements for oil or natural gas for these units.

Short-term and long-term gas transportation contracts are in place for approximately 38% of the maximum daily requirements of the Lower Mt. Bethel combined-cycle facility. During 2013, 100% of the physical gas requirements were purchased on the spot market.

For PPL’s Ironwood Facility, PPL EnergyPlus has long-term transportation contracts that can deliver up to approximately 25% of Ironwood’s maximum daily gas requirements. Daily gas requirements can also be met through a combination of short-term transportation capacity release transactions coupled with upstream supply. PPL EnergyPlus currently has no long-term physical gas contracts for this facility. During 2013, 100% of the physical gas requirements were purchased on the spot market.

Nuclear

The nuclear fuel cycle consists of several material and service components: the mining and milling of uranium ore to produce uranium concentrates; the conversion of these concentrates into uranium hexafluoride, a gas component; the enrichment of the hexafluoride gas; the fabrication of fuel assemblies for insertion and use in the reactor core; and the temporary storage and final disposal of spent nuclear fuel.

PPL Susquehanna has a portfolio of supply contracts, with varying expiration dates, for nuclear fuel materials and services. These contracts are expected to provide sufficient fuel to permit Unit 1 to operate into the first quarter of 2018 and Unit 2 to operate into the first quarter of 2019. PPL Susquehanna anticipates entering into additional contracts to ensure continued operation of the nuclear units.

Federal law requires the U.S. government to provide for the permanent disposal of commercial spent nuclear fuel, but there is no definitive date by which a repository will be operational. As a result, it was necessary to expand Susquehanna nuclear plant’s on-site spent fuel storage capacity. To support this expansion, PPL Susquehanna contracted for the design and construction of a spent fuel storage facility employing dry cask fuel storage technology. The facility is modular, so that additional storage capacity can be added as needed. The facility began receiving spent nuclear fuel in 1999. PPL Susquehanna is in the process of obtaining the permits that would be required to expand the on-site spent fuel storage facility. If necessary, the on-site spent fuel storage facility can be expanded, assuming appropriate regulatory approvals are obtained, such that, together, the spent fuel pools and the expanded dry fuel storage facility will accommodate all of the spent fuel expected to be discharged through the current licensed life of the plant in 2044.

In 1996, the U.S. Court of Appeals for the District of Columbia Circuit ruled that the Nuclear Waste Policy Act imposed on the DOE an unconditional obligation to begin accepting spent nuclear fuel on or before January 31, 1998. In January 2004, PPL Susquehanna filed suit in the U.S. Court of Federal Claims for unspecified damages suffered as a result of the DOE’s breach of its contract to accept and dispose of spent nuclear fuel. In May 2011, PPL Susquehanna entered into a settlement agreement with the U.S. Government relating to PPL Susquehanna’s lawsuit, seeking damages for the Department of Energy’s failure to accept spent nuclear fuel from the Susquehanna nuclear plant. PPL Susquehanna recorded credits totaling $56 million to “Fuel” on the Statement of Income in 2011 to recognize recovery, under the settlement agreement, of certain costs to store spent nuclear fuel at the Susquehanna nuclear plant. The amounts recorded through September 2011 cover costs incurred from 1998 through December 2010. PPL Susquehanna is eligible to receive payment of annual claims for allowed costs, as set forth in the settlement agreement, which costs are incurred through December 31, 2013. In exchange, PPL Susquehanna has waived any claims against the United States government for costs paid or injuries sustained related to storing spent nuclear fuel at the Susquehanna nuclear plant through December 31, 2013. In January 2014, PPL Susquehanna entered into a new agreement with the Department of Energy to extend the settlement agreement on the same terms as the prior agreement for an additional three years to the end of 2016.

Franchises and Licenses

PPL EnergyPlus also has an export license from the DOE to sell capacity and/or energy to electric utilities in Canada.

PPL Susquehanna operates Units 1 and 2 pursuant to NRC operating licenses that expire in 2042 for Unit 1 and in 2044 for Unit 2.

In 2008, an Energy Supply subsidiary, PPL Bell Bend, LLC, submitted a COLA to the NRC for a new nuclear generating unit (Bell Bend) to be built adjacent to the Susquehanna nuclear plant. Also in 2008, the COLA was formally docketed and accepted for review by the NRC. PPL Bell Bend, LLC does not expect to complete the COLA review process with the NRC prior to 2016. See Note 4 to audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information.

PPL Holtwood, LLC, a subsidiary of PPL Generation that owns hydroelectric generating operations in Pennsylvania, operates the Holtwood hydroelectric generating plant pursuant to a FERC-granted license that expires in 2030. In 2013, a 125 MW expansion project was placed in service. See Note 4 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information. PPL Holtwood, LLC operates the Wallenpaupack hydroelectric generating plant pursuant to a FERC-granted license that expires in 2044.

PPL Montana’s 11 hydroelectric facilities and one storage reservoir in Montana are licensed by the FERC. The Thompson Falls and Kerr licenses expire in 2025 and 2035, the licenses for the nine facilities located along the Missouri and Madison rivers expire in 2040, and the license for the Mystic facility expires in 2050. See Note 5 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the September 2013 agreement for the sale of the Montana hydroelectric facilities. Also see Note 7 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply—Overview—Financial and Operational Developments—Other Financial and Operational Developments—Kerr Dam Project Arbitration Decision and Impairment” for information on an arbitration related to the conveyance price for the Kerr Dam.

In connection with the relicensing of these generating facilities, applicable law permits the FERC to relicense the original licensee or license a new licensee or allow the U.S. government to take over the facility. If the original licensee is not relicensed, it is compensated for its net investment in the facility, not to exceed the fair value of the property taken, plus reasonable damages to other property affected by the lack of relicensing. See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for additional information on the Kerr Dam license.

Employees

At December 31, 2013, Energy Supply and its subsidiaries had 4,912 full-time employees, 3,063 of which were represented by labor unions. These numbers include union employees of mechanical contracting subsidiaries and tend to fluctuate due to the nature of the mechanical contractors’ business.

Legal Proceedings

On October 20, 2014, Energy Supply received a notice letter from the Chesapeake Bay Foundation (“CBF”) alleging violations of the Clean Water Act and Pennsylvania Clean Streams Law at Brunner Island. The letter was sent to PPL Brunner Island and the PADEP and is intended to provide PPL Brunner Island and PADEP with notice of the alleged violations and CBF’s intent to file suit in Federal court after expiration of the 60 day statutory notice period. Among other things, the letter alleges that PPL Brunner Island failed to comply with the terms of its National Pollutant Discharge Elimination System permit and associated regulations pertaining to the application of nutrient credits to the facility’s discharges of nitrogen to the Susquehanna River. The letter also alleges that PADEP has failed to ensure that credits generated from nonpoint source pollution reduction activities that PPL Brunner Island applies to its discharges meet the eligibility and certification requirements under PADEP’s nutrient trading program regulations. If a court-approved settlement cannot be reached, CBF plans to seek injunctive relief, monetary penalties, fees and costs of litigation. Energy Supply cannot predict the outcome of this matter.

See Notes 2 and 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for information regarding legal, tax, litigation, regulatory and environmental proceedings and matters.

RJS Power

RJS Power’s simplified organizational structure at September 30, 2014 is shown below.

RJS Power is an independent power producer operating in the United States. RJS Power sells electricity, generating capacity and ancillary services on a wholesale basis from RJS Power’s fleet of 15 power plants located in five states totaling approximately 5,325 MW of electricity generation capacity. RJS Power’s operations consist primarily of generating electricity from its power plants, selling physical production, capacity and ancillary services into markets administered by regional ISOs and RTOs, hedging its physical production with highly rated counterparties, procuring and managing fuel and providing logistical support for and maintaining the reliability of its power plant facilities.

The charts below illustrate the composition and diversity of RJS Power’s portfolio by fuel type and region:

(1)	May not add to 100% due to rounding.

RJS Power’s primary customers are PJM and ERCOT. Approximately 63% and 35% of the net generating capacity of RJS Power’s facilities is located in PJM and ERCOT, respectively. RJS Power considers these markets to be among the most developed in the United States, providing significant price transparency and market liquidity.

RJS Power expects that a material portion of its anticipated sales will be generated through forward contracts for the sale of its generation capacity to PJM, ISO-NE and other markets. RJS Power currently has an average of 2,888 MW of its generating capacity contracted for sale through May 2018. In addition, in order to reduce the risk of price volatility and achieve more predictable financial results, RJS Power has hedged a significant portion of its gross margin through physical and financial contracts for the purchase of fuel and the sale of electricity with highly rated counterparties. RJS Power intends to continue employing a similar strategy of using capacity sales and physical and financial hedges with the goal of covering a significant portion of its projected fixed costs.

RJS Power Properties

RJS Power’s operating power generating facilities are as follows:

Primary Fuel/Plant (1)	Total MW Capacity (2)(6)	Location
Natural Gas
Nueces Bay	678	Texas
Barney Davis 2	674	Texas
Barney Davis 1	335	Texas
Bayonne (3)	171	New Jersey
Camden (3)	151	New Jersey
Pedricktown (3)(6)	131	New Jersey
Newark Bay (3)	129	New Jersey
Laredo 4	98	Texas
Laredo 5	98	Texas
Dartmouth (3)	89	Massachusetts
Elmwood Park (3)	71	New Jersey
York	52	Pennsylvania

	2,677

Coal
Brandon Shores	1,273	Maryland
H.A. Wagner (3)(4)(5)	976	Maryland
C.P. Crane (4)(5)	399	Maryland

	2,648

Total	5,325

(1)	Does not reflect the sale or other disposition of any assets that may be required in order to obtain regulatory approval for the Transactions. See “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Regulatory Approvals and Efforts to Close—Mitigation Plan.”
(2)	Total net generating capacities are based on average summer and winter capacity.
(3)	Approximately 868 MW of capacity has dual fuel generating capability.
(4)	H.A. Wagner includes 440 MW of capacity burning coal, 410 MW of capacity burning fuel oil and 126 MW of capacity burning natural gas or fuel oil. C.P. Crane includes 14 MW of fuel oil capacity.
(5)	C.P. Crane and H.A. Wagner each have 14 MW and 13 MW, respectively of black start combustion turbine capacity.
(6)	Pedricktown capacity includes capacity dedicated to serving landlord load (which has historically averaged 9MW).

Employees

As of June 1, 2014, TPM, the entity that manages RJS Power’s assets, had approximately 50 full-time employees at corporate headquarters and RJS Power’s facilities, including certain field-based administrative employees. RJS Power’s subsidiaries employ approximately 530 plant-level employees, including administrative employees.

Legal Proceedings

See Note 12 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for information regarding legal, litigation, regulatory and environmental proceedings and matters.

Competition

Since the early 1990s, there has been increased competition in U.S. energy markets because of federal and state competitive market initiatives. Although some states, such as Pennsylvania, Texas and Montana, have created a competitive market for electricity generation, other states continue to consider different types of regulatory initiatives concerning competition in the power and gas industries. Some states that were considering creating competitive markets have slowed their plans or postponed further consideration. In addition, states that have created competitive markets have, from time to time, considered new market rules and re-regulation measures that could result in more limited opportunities for competitive energy suppliers. Interest in re-regulation, however, has slowed due to recent declining power prices. As such, the markets in which Talen Energy participates are highly competitive.

The power generation business is a regional business that is diverse in terms of industry structure and fundamentals. Demand for electricity may be met by generation capacity based on several competing generation technologies, such as natural gas-fired, coal-fired or nuclear generation, as well as power generation facilities fueled by alternative energy sources, including hydro power, synthetic fuels, solar, wind, wood, geothermal, waste heat and solid waste sources. Talen Energy faces competition in wholesale markets for available energy, capacity and ancillary services. Competition is impacted by electricity and fuel prices, congestion along the power grid, subsidies provided by state and federal governments for new generation facilities, new market entrants, construction of new generating assets, technological advances in power generation, the actions of environmental and other regulatory authorities and other factors. Talen Energy primarily competes with other electricity suppliers based on its ability to aggregate generation supply at competitive prices from different sources and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities, ISOs and RTOs. Competitors in wholesale power markets include regulated utilities, industrial companies, NUGs, competitive subsidiaries of regulated utilities and other energy marketers. See “Risk Factors—Risks Related to Our Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 11 and 15 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus for more information concerning the risks faced with respect to competitive energy markets.

Seasonality

The demand for and market prices of electricity and natural gas are affected by weather. As a result, Talen Energy’s operating results in the future may fluctuate substantially on a seasonal basis, especially when more severe weather conditions such as heat waves or extreme winter weather make such fluctuations more pronounced. The pattern of this fluctuation may change depending on the type and location of the facilities owned, the retail load served and the terms of contracts to purchase or sell electricity. See “—The Companies—Environmental Matters” below for additional information regarding climate change.

Environmental Matters

Extensive federal, state and local environmental laws and regulations are applicable to Energy Supply’s and RJS Power’s air emissions, water discharges and the management of hazardous and solid waste, as well as other aspects of Energy Supply’s and RJS Power’s businesses. The cost of compliance or alleged non-compliance cannot be predicted with certainty but could be material. In addition, costs may increase significantly if the requirements, scope or interpretations of environmental laws or regulations, or similar rules, become more stringent overtime, or are otherwise expanded or changed. Costs may take the form of increased capital expenditures or operating and maintenance expenses, monetary fines, penalties or other restrictions. Many of these environmental law considerations are also applicable to the operations of key suppliers, or customers, such as coal producers and industrial power users, and may impact the cost for their products or their demand for Energy Supply’s and RJS Power’s services.

The following is a discussion of the more significant environmental matters. See Note 11 to the audited consolidated financial statements of Energy Supply included elsewhere in this prospectus and Note 12 to the audited combined financial statements of RJS Power included elsewhere in this prospectus for additional information on environmental matters.

GHG Regulations & Tort Litigation

In December 2009, the EPA issued a finding that GHG emissions from motor vehicles cause or contribute to air pollution that endangers the public health and welfare. The EPA has since finalized several rules concerning GHGs that are directly relevant to Energy Supply’s and RJS Power’s facilities. In January 2010, the EPA rule on mandatory reporting of GHG emissions from all sectors of the economy went into effect and requires sources emitting more than 25,000 tons per year of GHGs to report their GHG emissions to EPA annually. Energy Supply and RJS Power have implemented processes and procedures to report these emissions.

In November 2010, the EPA issued the PSD and Title V Permitting Guidance for GHGs, which focuses on steam turbine and boiler efficiency improvements as a reasonable Best Available Control Technology (“BACT”) requirement for coal-fired electric generating units (“EGUs”). The so-called EPA Tailoring Rule, effective in January 2011, phases in new emissions thresholds applicable to GHGs that trigger regulation under the existing PSD permit program and for the operating permit program under Title V of the Clean Air Act. In general, the Tailoring Rule establishes a GHG emissions PSD applicability threshold of CO2e for certain new and modified major sources. Application of the PSD program to GHG emissions will require implementation of BACT for such new and modified major sources of GHG, which could result in the need to install costly equipment to control emissions. For example, consistent with a recent U.S. Supreme Court decision addressing certain litigation relating to the EPA Tailoring Rule, facilities that must obtain a PSD permit for other pollutants must also address GHG emission increases of 75,000 tons per year or more of CO2e. The EPA’s proposal notes that a subsequent rulemaking will be completed by April 30, 2016 to determine whether it would be appropriate to lower the thresholds at that time.

In June 2013, President Obama released his Climate Action Plan, which reiterates the goal of reducing GHG emissions in the U.S. “in the range of” 17% below 2005 levels by 2020 through such actions as regulating power plant emissions, promoting increased use of renewables and clean energy technology, and establishing tighter energy efficiency standards. Also, by Presidential Memorandum the EPA was directed to issue a revised proposal for new power plants (a prior proposal was issued in 2012) by September 20, 2013, with a final rule to be issued in a timely fashion thereafter, and to issue proposed standards for existing power plants by June 1, 2014 with a final rule by June 1, 2015. The EPA was further directed to require that states develop implementation plans for existing plants by June 30, 2016. The Obama Administration’s recent increase in its estimate of the “social cost of carbon” (which is used to calculate benefits associated with proposed regulations) from $23.80 to $38 per metric ton in 2015 may lead to more costly regulatory requirements. In addition, President Obama’s commitment to international leadership in the area of carbon emission reductions could lead to more costly regulatory requirements. For example, in November 2014 the United States and China announced a joint agreement to specific carbon reduction targets.

The EPA’s revised proposal for new power plants was published in the Federal Register on January 8, 2014. The proposed New Source Performance Standard (“NSPS”) is for EGUs with a capacity greater than 25 MW. The proposed rule would require that all new natural gas plants meet the GHG emission limit associated with the performance of natural gas combined cycle technology, and that all new coal-fired plants meet the GHG emission limits that the EPA associates with the performance of partial carbon capture and sequestration. The NSPS proposal would apply to covered facilities that commence construction after January 8, 2014, unless they have already been issued permits but not yet commenced construction. Because this rule will apply only to new sources, not modified or reconstructed sources, and Energy Supply and RJS Power have no current plans for the construction of new facilities, Energy Supply and RJS Power do not currently expect this proposed rule to have a significant impact on their respective businesses. The carbon capture and sequestration technology is not presently commercially viable and, therefore, the proposed limits effectively preclude the construction of new coal plants. The proposed standards for new gas plants may also not be consistently achievable.

The EPA’s proposed regulation addressing GHG emissions from existing sources was published in the Federal Register on June 18, 2014, with an extended comment deadline of December 1, 2014. The proposal contains state-specific rate-based reduction goals and guidelines for the development, submission, and implementation of state plans to achieve the state goals. State-specific goals were calculated from 2012 data by applying EPA’s very broad interpretation and definition of the Best System of Emission Reduction resulting in very stringent targets to be met in two phases (2020-2029 and 2030 and beyond). The EPA believes it has offered some flexibility to the states as to how state compliance plans can be crafted, including the option to demonstrate compliance on a mass basis and through multi-state collaborations. The EPA is also proposing potential state plan extensions based on the plan filed (single or multi-state). PPL has analyzed the proposal and identified potential impacts and solutions in comments filed on December 1, 2014. The regulation of GHG emissions from existing plants could have a significant industry-wide impact depending on the structure and stringency of the final rule and state implementation plans.

Some states have developed initiatives to stimulate national climate legislation through carbon dioxide emission reductions in the electric power industry. Certain northeastern states, including Maryland where RJS Power has generation facilities, participate in the Regional Greenhouse Gas Initiative (“RGGI”), a cap and trade program covering carbon dioxide emissions from electric generating units in the Northeast. Generators may acquire RGGI allowances through a regional auction or through secondary markets.

Based on the stringent reduction requirements in the EPA proposed rule under Section 111(d), and based on information gained from public input, the PADEP is no longer expecting to achieve reductions required under the EPA’s proposed rule by solely increasing efficiency at existing fossil-fuel plants and/or reducing generation as set forth in its April 10, 2014 white paper. On October 23, 2014, the Pennsylvania Governor signed into law Act 175 of 2014 requiring the PADEP to obtain General Assembly approval of any state plan addressing GHG emissions under the EPA’s rules for existing plants. The law includes provisions to minimize the exposure to a federal implementation plan due to legislative delay.

The MDEQ, at the request of the Governor of Montana, has prepared a white paper outlining possible regulatory scenarios to implement the EPA’s proposed Section 111(d) rule, including a combination of increasing energy efficiency at coal plants, adding more low- and zero-carbon generation, and carbon sequestration at Colstrip. The white paper was released to the public in September, 2014 and the MDEQ held public meetings to present the white paper and gather comment.

It is possible that federal and state actions intended to address climate change could result in costs directly applied to GHG emissions that neither Energy Supply nor RJS Power would be able to fully recover through market pricing or otherwise. If capital and/or operating costs related to compliance with regulations intended to address climate change become great enough to render the operations of certain plants uneconomical, Energy Supply or RJS Power could, at their option and subject to any applicable financing agreements or other obligations, reduce operations or cease to operate such plants and forego such capital and/or operating costs.

In 2013, Energy Supply’s and RJS Power’s facilities emitted approximately 26 million and 11 million tons of CO2e, respectively. The amount of CO2e emitted from Energy Supply’s and RJS Power’s facilities during any time period will depend upon their dispatch rates during the period.

A number of lawsuits have been filed asserting common law claims including nuisance, trespass and negligence against various companies with GHG emitting plants and, although the decided cases to date have not sustained claims brought on the basis of these theories of liability, the law remains unsettled on these claims. In September 2009, the U.S. Court of Appeals for the Second Circuit in the case of AEP v. Connecticut reversed a federal district court’s decision and ruled that several states and public interest groups, as well as the City of New York, could sue five electric utility companies under federal common law for allegedly causing a public nuisance as a result of their emissions of GHGs. In June 2011, the U.S. Supreme Court overturned the Second Circuit and held that such federal common law claims were displaced by the Clean Air Act and regulatory actions of the EPA. In addition, in Comer v. Murphy Oil (Comer case), the U.S. Court of Appeals for the Fifth Circuit (Fifth Circuit) declined to overturn a district court ruling that plaintiffs did not have standing to pursue state common law claims against companies that emit GHGs. The complaint in the Comer case named the previous indirect parent of an existing PPL subsidiary as a defendant based upon emissions from certain Kentucky plants. In January 2011, the Supreme Court denied a petition to reverse the Fifth Circuit’s ruling. In May 2011, the plaintiffs in the Comer case filed a substantially similar complaint in federal district court in Mississippi against 87 companies, including a number of indirect subsidiaries of PPL, under a Mississippi statute that allows the re-filing of an action in certain circumstances. In March 2012, the Mississippi federal district court granted defendants’ motions to dismiss the state common law claims. Plaintiffs appealed to the U.S. Court of Appeals for the Fifth Circuit and in May 2013, the Fifth Circuit affirmed the district court’s dismissal of the case. Additional litigation in federal and state courts over such issues may arise in the future.

Climate Change

Physical effects associated with climate change could include the impact of changes in weather patterns, such as storm frequency and intensity, and the resultant potential damage to Energy Supply’s or RJS Power’s generation assets, as well as impacts on Energy Supply’s or RJS Power’s customers. In addition, changed weather patterns could potentially reduce annual rainfall in areas where Energy Supply or RJS Power have hydroelectric generating facilities or where river water is used to cool its fossil and nuclear powered generators. Neither Energy Supply nor RJS Power can currently predict whether its businesses will experience these potential risks or estimate the cost of their related consequences.

Carbon Initiatives

Energy Supply and RJS Power participates in several programs that partially offset or mitigate power plant GHG emissions. Energy Supply and RJS Power also have programs to reuse CCRs produced at their coal-fired generation units through agreements with cement manufacturers that incorporate the material into cement products, helping to reduce CO2 emissions from the cement manufacturing process.

Coal Combustion Residuals (CCRs)

In June 2010, the EPA proposed two approaches to regulating the disposal and management of CCRs (as either hazardous or non-hazardous waste) under existing federal law. On December 19, 2014, as agreed upon under a litigation settlement involving certain environmental groups, the EPA issued its pre-publication version of the final CCR regulation. Under the final CCR rule, the EPA is regulating CCR disposal in landfills or surface impoundments as a non-hazardous solid waste under Subtitle D of RCRA. The Subtitle D rule establishes national criteria for disposal of CCRs in landfills and surface impoundments, requiring new disposal facilities to install composite liners. The Subtitle D rule also requires existing unlined surface impoundments found to be impacting ground water to close or be retrofitted with a liner. The rule is self-implementing with enforcement through citizen suits and requires compliance documentation to be posted on publically available websites. The EPA indicates that the rule focuses on ground water impact mitigation, structural integrity for disposal facilities, and run-on, run-off and dust controls for disposal facilities. While the rule does not specifically regulate beneficial use of CCRs, the rule will restrict certain fill operation uses. Encapsulated uses, such as in concrete or wall board, will not be impacted by the rule.

Energy Supply and RJS Power are continuing to evaluate the pre-publication version of the rule. While Energy Supply and RJS Power do not currently expect this rule to have a material impact on their respective businesses, the financial and operational impact could be significant.

In July 2013, the U.S. House of Representatives passed House Bill H.R. 2218, the Coal Residuals and Reuse Management Act of 2013, which would preempt the EPA from issuing final CCR regulations and would set non-hazardous CCR standards under RCRA and authorize state permit programs. It remains uncertain whether similar legislation will be passed by the U.S. Senate. In addition, environmental groups have urged EPA to require states to update permits for coal ash impoundments to impose stricter requirements on wastewater discharges. Recent ash spills that have occurred within the utility industry are adding increased pressure to regulate both active and legacy sites.

Effluent Limitation Guidelines

In June 2013, the EPA published proposed regulations to revise discharge limitations for steam electric generation wastewater permits. The proposed limitations are based on the EPA’s review of available treatment technologies and their capacity for reducing pollutants and include new requirements for fly ash and bottom ash transport water and metal cleaning waste waters, as well as new limits for scrubber wastewater and landfill leachate. The EPA’s proposed ELG regulations also contain some requirements that would affect the inspection and operation of CCR facilities, if finalized as proposed. The proposal contains several alternative approaches, some of which could significantly impact Energy Supply’s and RJS Power’s coal-fired plants. As proposed, the new requirements would be phased in between 2017 and 2022 through the discharge permitting renewal process. The EPA has agreed to a deadline for the final regulation of September 30, 2015. Such deadline is contingent upon the EPA meeting its deadline of December 19, 2014 for issuing its final CCR regulations. At the present time, neither RJS Power nor Energy Supply is able to predict the outcome of this matter or estimate a range of reasonably possible costs, but the costs could be significant.

Clean Water Act/316(b)

The EPA’s final 316(b) rule for existing facilities, which became effective October 14, 2014, regulates cooling water intake structures and their impact on aquatic organisms. The rule allows states considerable authority to interpret the rule. The rule requires all existing facilities to choose one of seven options to reduce the impact to aquatic organisms that become trapped against water intake screens (impingement) and to determine the intake structure’s impact on aquatic organisms pulled through a plant’s cooling water system (entrainment). Plants already equipped with closed-cycle cooling, an acceptable option, would likely not incur additional costs. Once-through systems would likely require additional technology to comply with the rule.

Energy Supply’s and RJS Power’s ultimate compliance approach with the final rule at any particular facility will depend on numerous factors, including technology studies, compliance deadlines and implementation by the relevant state permitting authority.

Waters of the United States (WOTUS)

On April 21, 2014, the EPA and the U.S. Army Corps of Engineers (“Army Corps”) published the proposed rule defining Waters of the United States (“WOTUS”) that could significantly expand the federal government’s interpretation of what constitutes WOTUS subject to regulation under the Clean Water Act. If the definition is expanded as proposed by the EPA and the Army Corps, permits and other regulatory requirements may be imposed for many matters presently not covered (including activities affecting storm water conveyances and wetlands), the implications of which could be significant. On September 9, 2014, the U.S. House of Representatives passed House Bill H.R. 5078 the Waters of the United States Regulatory Overreach Protection Act of 2014, to block these regulations.

MATS

In February 2013, the EPA finalized MATS requiring fossil-fuel fired plants to reduce emissions of mercury and other hazardous air pollutants by April 16, 2015. The EPA has subsequently proposed changes to the rule with respect to new sources to address the concern that the rule effectively precludes construction of any new coal-fired plants. In April 2014, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Court of Appeals”) upheld MATS, which may lead to the premature retirement of a number of older coal-fired generation units. On November 25, 2014, the U.S. Supreme Court granted certiorari in several petitions for review of the D.C. Court of Appeals’ decision to uphold MATS. Specifically, the U.S. Supreme Court will consider whether the EPA unreasonably refused to consider costs in determining whether to regulate hazardous air pollutants from fossil-fuel fired plants. Apart from the EPA’S MATS rule, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants.

Energy Supply and RJS Power are generally well positioned to comply with MATS, primarily due to recent investments in environmental controls. Energy Supply is evaluating chemical additive systems for mercury control at Brunner Island, and modifications to existing controls at Colstrip for improved emission reductions. In September 2012, Energy Supply announced its intention to place its Corette plant in long-term reserve status beginning in April 2015 due to expected market conditions and costs to comply with MATS. The Corette plant asset group was determined to be impaired in December 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Energy Supply—Application of Critical Accounting Policies—Asset Impairment (Excluding Investments)” for additional information. Given the air emission controls already employed, RJS Power expects that each of RJS Power’s facilities will be in compliance with the MATS rule emission limits without the need for significant additional investment. Energy Supply has received approval for one-year compliance extensions for certain plants in Pennsylvania, and a one-year extension request has been submitted for Colstrip. Other Energy Supply extension requests are under regulatory consideration.

CSAPR and CAIR

In 2011, the EPA finalized the CSAPR regulating emissions of NOX and SO2 through new allowance trading programs which were to be implemented in two phases (2012 and 2014). Like its predecessor, the CAIR, the CSAPR targeted sources in the eastern U.S. In December 2011, the D.C. Court of Appeals stayed implementation of the CSAPR, leaving the CAIR in place. Subsequently, in August 2012, the D.C. Court of Appeals vacated the CSAPR and remanded it back to the EPA for further rulemaking, again leaving the CAIR in place in the interim. In April 2014, the U.S. Supreme Court reversed and remanded the D.C. Court of Appeals’ decision to vacate the CSAPR, and on October 23, 2014, the D.C. Court of Appeals lifted the stay of CSAPR, granting EPA’s request. While the D.C. Court of Appeals’ motion did not expressly address the three-year compliance deadline extension requested by EPA, the extension appears to be implied by the order. Through an interim final rule and Notice of Data Availability released on November 21, 2014, the EPA amended the CSAPR and emission allowance allocations as tolled by the D.C. Court of Appeals’ order. Energy Supply and RJS Power must now prepare for Phase 1 annual trading programs for NOX and SO2 to commence on January 1, 2015. Phase 1 ozone season trading will begin on May 1, 2015. Phase 2 reductions impacting the annual and ozone season trading programs would take effect in 2017 and continue into the future. CSAPR was developed to address the EPA’s 1997 ozone NAAQS. Implementation of the EPA’s 2008 ozone NAAQS could lead to a new transport rule or further CSAPR revisions in the future.

Based on analyses conducted in 2011 to prepare for CSAPR compliance, Energy Supply does not anticipate significant compliance costs, however these analyses will be reviewed under current market and operating conditions to make further assessments on compliance impacts.

Regional Haze

Under the EPA’s regional haze programs (developed to eliminate man-made visibility degradation by 2064), states are required to make reasonable progress every decade, including the application of Best Available Retrofit

Technology (“BART”) on power plants commissioned between 1962 and 1977. For the eastern U.S., the EPA had determined that region-wide reductions under the CSAPR trading program could be utilized by state programs to satisfy BART requirements for SO2 and NOX. Although the D.C. Court of Appeals recently lifted the CSAPR stay in response to a U.S. Supreme Court action in April, 2014 (see CSAPR/CAIR discussion above), future decisions by the EPA and the courts will determine whether power plants located in the eastern U.S., including Energy Supply’s plants in Pennsylvania, will be subject to further reductions in those pollutants in accordance with BART requirements.

The EPA signed its final Federal Implementation Plan (“FIP”) of the Regional Haze Rules for Montana in September 2012, with tighter emissions limits for Energy Supply’s Colstrip Units 1 & 2 based on the installation of new controls (no limits or additional controls were specified for Energy Supply’s Colstrip Units 3 & 4), and tighter emission limits for Energy Supply’s Corette plant (which are not based on additional controls). The cost of the potential additional controls for Colstrip Units 1 & 2, if required, could be significant. Energy Supply expects to meet the tighter permit limits at Corette without any significant changes to operations, although other requirements have led to the planned suspension of operations at Corette beginning in April 2015 (see “—MATS” discussion above). Both PPL and environmental groups have appealed the final FIP rules to the U.S. Court of Appeals for the Ninth Circuit and litigation is ongoing.

National Ambient Air Quality Standards

In 2008, the EPA revised the National Ambient Air Quality Standard for ozone. As a result, states in the ozone transport region (OTR), including Pennsylvania and Maryland, are required by the Clean Air Act to impose additional reductions in nitrogen oxide emissions based upon reasonably available control technologies. The PADEP has issued a draft rule requiring reasonable reductions. However, the proposal is being questioned as too lenient by the EPA, other OTR states and environmental groups. The PADEP may impose more stringent emission limits than those set forth in the proposed rule which could have a significant impact on Energy Supply’s Pennsylvania coal plants. On November 25, 2014, the EPA issued a proposal to further tighten the ozone standard, which may require further nitrogen oxide controls, particularly within the OTR. The proposed rule is subject to a 90-day public comment period upon publication. On December 1, 2014, the Maryland Department of the Environment issued a notice of proposed action to adopt new regulations, to place NOX emissions limits on coal-fired electric generation units within Maryland and require certain units to either put on SCRs, repower to natural gas or shut down by June 2020. These regulations, if promulgated as proposed, will apply to certain RJS Power generation units within Maryland and will require Crane 1 and 2 and Wagner 2 to make such an election by June 2020. A public hearing on this action will be held on January 7, 2015, the same day comments are due.

In December 2012, the EPA issued final rules that tighten the National Ambient Air Quality Standard for fine particulates. The rules were challenged by industry groups, and on May 9, 2014 the D.C. Court of Appeals upheld them. Under the final rules, states and the EPA have until 2015 to identify non-attainment areas, and states have until 2020 to achieve attainment for those areas. On August 19, 2014, the EPA published notice of its intent to designate 14 areas in six states, including Pennsylvania, as “nonattainment” areas and all other areas of the country (other than five areas, for which the EPA is deferring designations for one year) as “unclassifiable/attainment.” States must submit SIPs to meet the PM2.5 standard by fall 2016.

In 2010, the EPA finalized a new National Ambient Air Quality Standard for SO2 and required states to identify areas that meet those standards and areas that are in non-attainment. In July 2013, the EPA finalized non-attainment designations for parts of the country, including part of Yellowstone County in Montana (Billings area). Attainment must be achieved by 2018. States are working on designations for other areas. On April 17, 2014 the EPA proposed timeframes for completing these designations. Energy Supply anticipates that some of the measures required for compliance with the CAIR and CSAPR, the MATS, or the Regional Haze requirements (as discussed above), will help to achieve compliance with the new sulfur dioxide standard. If additional reductions were to be required, the financial impact could be significant. The short-term impact on the Corette plant from the EPA’s final designation of part of Yellowstone County in Montana as non-attainment (as noted above) is not expected to be significant, as Energy Supply previously announced its intent to place the plant in long-term reserve status beginning in April 2015.

Until final rules are promulgated, non-attainment designations are finalized and state compliance plans are developed, we cannot predict the ultimate outcome of the new National Ambient Air Quality standards for ozone, sulfur dioxide and particulate matter.

Remedial Laws

Energy Supply and RJS Power are subject to environmental requirements relating to handling and disposal of toxic and hazardous materials, including provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and RCRA and similar state laws. CERCLA imposes strict liability for contaminated sites resulting from the release of “hazardous substances” into the environment on the current or previous owner and operator of a facility and companies that disposed, or arranged for disposal, of hazardous substances found at a contaminated facility. CERCLA also authorizes the EPA and, in some cases, private parties to take actions in response to threats to public health or the environment and to seek recovery for costs of cleaning up hazardous substances that have been released and for damages to natural resources from responsible parties. Further, it is not uncommon for neighboring landowners and other affected parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. CERCLA, RCRA, or similar state laws could impose remedial obligations with respect to a variety of our facilities and operations. Contamination from historical activities has been identified at some of our facilities, including seepages or groundwater infiltration at wastewater basins and landfills, and we have completed or are working with agencies to respond to notices of violations and implement assessment or abatement measures, where required or applicable. Although neither Energy Supply nor RJS Power currently expect to incur material costs responding to such matters, the discovery of additional contamination or the imposition of additional remedial obligations in the future could result in significant costs to RJS Power or Energy Supply.

In August 2012, PPL Montana entered into an Administrative Order on Consent (“AOC”) with the MDEQ which establishes a comprehensive process to investigate and remediate groundwater seepage impacts related to the wastewater facilities at the Colstrip power plant. The AOC requires that within five years PPL Montana provide financial assurance to the MDEQ for the costs associated with closure and future monitoring of the waste water treatment facilities. PPL Montana cannot predict at this time if the actions required under the AOC will create the need to adjust the existing ARO related to these facilities. In September 2012, Earthjustice filed an affidavit pursuant to Montana’s Major Facility Siting Act (“MFSA”) that sought review of the AOC by Montana’s Board of Environmental Review (“BER”) on behalf of the Sierra Club, the MEIC, and the National Wildlife Federation. In September 2012, PPL Montana Filed an election with the BER to have this proceeding conducted in Montana state district court as contemplated by the MFSA. In October 2012, Earthjustice filed a petition for review of the AOC in the Montana state district court in Rosebud County. This matter was stayed in December 2012. In April 2014, Earthjustice filed a motion for leave to amend the petition for review and to lift the stay which was granted by the court in May 2014. PPL Montana and MDEQ responded to the amended petition and filed partial motions to dismiss in July 2014.

As a result of their age, a number of Energy Supply’s and RJS Power’s facilities contain quantities of asbestos-containing materials, lead-based paint and/or other regulated materials. Existing state and federal rules require the proper management and disposal of these materials. RJS Power and Energy Supply have developed a management plan that includes proper maintenance of existing non-friable asbestos installations and removal and abatement of asbestos-containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself.

Other Issues

Energy Supply has investigated alternatives to exclude fish from the discharge channel at its Brunner Island plant. In June 2012, Brunner Island signed a Consent Order and Agreement (“COA”) with PADEP allowing Energy Supply to study a change in a cooling tower operational method that may keep fish from entering the channel. The COA required a retrofit of impingement control technology at the intakes to the cooling towers, at a cost that would have been significant. Based on the results of the first year of study, the PADEP has suggested closing the COA and writing a new COA to resolve the issue. Negotiations with the agency are ongoing, and Energy Supply cannot predict at this time the outcome of the proposed new COA and what impact, if any, it would have, but the costs could be significant.

MANAGEMENT OF TALEN ENERGY FOLLOWING THE TRANSACTIONS

The following table sets forth certain information concerning those persons who will become our directors and our executive officers at or prior to the completion of the Transactions. Ages are as of September 30, 2014.

Name	Age	Position *
Paul A. Farr	47	President, Chief Executive Officer and Director
Jeremy R. McGuire	42	Senior Vice President and Chief Financial Officer
Robert D. Gabbard, Jr.	55	Senior Vice President and Chief Commercial Officer
Clarence J. Hopf, Jr.	58	Senior Vice President and Chief Fossil and Hydro Generation Officer
Timothy S. Rausch	49	Senior Vice President and Chief Nuclear Officer
James E. Schinski	55	Senior Vice President and Chief Administrative Officer
Paul M. Breme	43	Vice President, General Counsel and Corporate Secretary
J. Matt Simmons, Jr.	48	Vice President and Chief Accounting and Risk Officer
Ralph C. Alexander	59	Director
Frederick M. Bernthal	71	Director
Philip G. Cox	63	Director
Louise K. Goeser	61	Director
Stuart E. Graham	68	Chairman
Michael B. Hoffman	64	Director

*	With the exception of Mr. Farr, who currently serves as an Executive Vice President and a Director of Talen Energy, none of the listed officers or directors currently serve as officers or directors of Talen Energy. Each of the directors and Messrs. Farr, McGuire and Breme will also serve in the same roles in respect of HoldCo, beginning at or prior to the completion of the Transactions.

Executive Officers

Upon the completion of the Transactions, the executive officers of Talen Energy will consist of the following executives. All of these executives who will be our executive officers following the completion of the Transactions are currently employees of affiliates of PPL. Following the completion of the Transactions, none of our executive officers will be employees of PPL.

Paul A. Farr, President, Chief Executive Officer and Director, has served as President of Energy Supply and PPL Generation since June 2014. He previously served as Executive Vice President and Chief Financial Officer of PPL since April 2007 and, in that role, was instrumental in PPL’s acquisition of $14 billion in utility businesses through two major transactions that transformed PPL and provided a more stable foundation for future growth. He also served as Senior Vice President-Financial of PPL from 2006 through March 2007 and in the Controller role for PPL from August 2004 to 2006. Mr. Farr joined PPL in 1998 and has served in various senior management roles, including for over three years as Chief Operating Officer of PPL Global, LLC, the PPL affiliate that, through its subsidiaries, owns and operates PPL’s regulated electricity distribution businesses in the U.K. Prior to joining PPL, Mr. Farr served as an international project finance manager for Illinova Generating Company and as a certified public accountant at Price Waterhouse LLP and Arthur Andersen.

Jeremy R. McGuire, Senior Vice President and Chief Financial Officer, has 20 years of financing and strategic advisory experience, and has led the strategic planning function at PPL since 2008. He led several competitive power generation transactions for PPL, both as buyer and seller, comprising 2,500 megawatts of capacity. With Mr. Farr, he also played a leading role in PPL’s acquisition of $14 billion in utility businesses. Prior to joining PPL in 2008, Mr. McGuire was an investment banker at Lehman Brothers since 2000, where he worked with regulated utilities, independent power producers and private equity clients. Prior to joining Lehman Brothers, Mr. McGuire had more than five years of additional experience in the investment banking industry.

Robert D. Gabbard, Jr., Senior Vice President and Chief Commercial Officer, has served as President of PPL EnergyPlus, which manages PPL’s wholesale and competitive retail energy sales and services operations, since 2008. Mr. Gabbard, an industry veteran with three decades of marketing and trading experience, also directs PPL’s two trading floors—one in Allentown, Pennsylvania, and the other in Butte, Montana. Before joining PPL in June 2008, he served as Senior Vice President of merchant trading operations of Delaware-based Conectiv Energy from 2005 to 2008, and served in various power trading and merchant trading roles at Conectiv for seven years before that. He began his career as Director of Marketing and General Counsel at Southern Gas Co. in Versailles, Kentucky, advancing to Vice President of Trading and Marketing before joining CMS Energy in 1990 where he served in various senior energy marketing roles before joining Conectiv Energy in 1998.

Clarence J. Hopf, Jr., Senior Vice President and Chief Fossil and Hydro Generation Officer, has served as Senior Vice President-Fossil and Hydro Generation for Energy Supply since August 2014. He currently oversees PPL’s hydroelectric and fossil-fueled generating plants in Pennsylvania and Montana. Mr. Hopf has more than 30 years of experience in the electricity business, as well as expertise in risk management and credit issues. He began his career in power plant operations at PSI Energy in Indiana, where he advanced to supervisor of PSI’s energy control center before the company merged with Cincinnati Gas and Electric to form Cinergy. He was supervisor of Cinergy’s control center before becoming Director of Midwest Trading. Mr. Hopf advanced to Managing Director of Trading and Operations for Cinergy before joining Ameren Energy in 1999. He spent four years as a vice president at Ameren Energy, where he was responsible for an asset-backed operation similar to that of PPL. In 2003, Mr. Hopf became Vice President of Energy Trading for Goldman Sachs in New York, where he developed that company’s 24-hour energy trading operation. Mr. Hopf joined PPL in October 2005 as Senior Vice President-Energy Marketing for PPL EnergyPlus. He was named president of PPL EnergyPlus in July 2006 before leaving the company to accept a position with PSEG as President of its energy marketing and trading subsidiary in 2008. He rejoined PPL EnergyPlus in 2012 and directed coal trading and supply, and later the wholesale marketing function, before being named Eastern Trading Vice President in March 2014.
Timothy S. Rausch, Senior Vice President and Chief Nuclear Officer, has served as PPL Generation’s Senior Vice President and Chief Nuclear Officer, with responsibility for the Susquehanna nuclear plant, since July 2009 after 25 years of experience in virtually all the disciplines of the nuclear power industry. He began his nuclear career with GPU Nuclear Corp. as an operator training instructor at the Oyster Creek plant in New Jersey. After moving to the Perry nuclear plant in Ohio, he served as emergency operations procedures coordinator, as supervisor of operations, as training manager, as quality manager, as manager of engineering and as manager of maintenance before being named plant general manager in 2002. In 2004, he accepted a position with Exelon Nuclear Corp. as design engineering director for that company’s fleet of 17 nuclear units. In 2005, he was promoted to engineering director for the Exelon fleet, and then in 2006, he was named Site Vice President at that company’s Oyster Creek plant.

James E. Schinski, Senior Vice President and Chief Administrative Officer, joined PPL Services in 2009 as Vice President-Chief Information Officer and served in that role until July 2014. Since that time, he has served in a Vice President role to assist future Talen Energy senior management in the transition from PPL to Talen Energy. Prior to joining PPL, Mr. Schinski served as Chief Information Officer and Vice President of Human Resources for the Midwest Independent System Operator since 2004, where he was responsible for design, development, implementation and operation of technology systems for one of the country’s largest electricity markets. He began his career as an engineer for the former Philadelphia Electric Company at the Limerick and Peach Bottom nuclear power plants.

Paul M. Breme, Vice President, General Counsel and Corporate Secretary, joined PPL’s Office of General Counsel in 2008 from the law firm of Cahill, Gordon & Reindel LLP in New York, where he specialized in corporate law and finance for two years. At PPL, he served as Counsel from 2008 to 2009, as Senior Counsel until 2012 and as Associate General Counsel since 2012. He previously worked in the legal department of CapitalSource, a Maryland-based finance company from 2001 until 2007, and began his legal career as an associate at the law firm of King & Spalding in Atlanta in 1999. He is a U.S. Army veteran and served as a first lieutenant for an armored tank battalion.

J. Matt Simmons, Jr., Vice President and Chief Accounting and Risk Officer, joined PPL in 2006 as Vice President and Controller, a role in which he served until March 2010. He was also appointed as Vice President-Risk Management and Chief Risk Officer in September 2009, a role in which he served for PPL until October 2014, when he assumed the Vice President and Chief Risk Officer role for PPL Energy Supply. Prior to joining PPL in 2006, Mr. Simmons served as Vice President-Finance and Controller of Duke Energy Americas since October 2003, and as Chief Risk and Chief Accounting Officer for Reliant Energy Europe for almost four years before that. He has more than 20 years of experience in auditing, accounting and risk management, much of it derived from work in capital markets and energy marketing both in the U.S. and internationally. He is a certified public accountant.

Directors

The Transaction Agreement provides that, as of the completion of the Transactions, the board of directors of Talen Energy will consist of the following directors, a majority of whom will not be employees of Talen Energy or its affiliates and will satisfy the independence requirements of the SEC and NYSE. We have listed below biographical information for each person who is currently expected to be a member of the board of directors of Talen Energy as of the completion of the Transactions, in addition to Mr. Farr.

Ralph C. Alexander is a Managing Director of Riverstone Holdings. Riverstone Holdings is an energy and power-focused private equity firm founded in 2000. Before joining Riverstone Holdings in September 2007, Mr. Alexander served nearly 25 years in various positions with subsidiaries and affiliates of BP plc, one of the world’s largest oil and gas companies. From June 2004 until December 2006, he served as Chief Executive Officer of Innovene, BP’s $20 billion olefins and derivatives subsidiary. From 2001 until June 2004, he served as Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment and was a member of the BP group executive committee. Prior to that, Mr. Alexander served as a Group Vice President in BP’s Exploration and Production segment and BP’s Refinery and Marketing segment. He held responsibilities for various regions of the world, including North America, Russia, the Caspian, Africa, and Latin America. Prior to these positions, Mr. Alexander held various positions in the upstream, downstream and finance groups of BP. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Alexander has served on the board of EP Energy Corporation since September 2013 and is currently Chairman of the Board of Polytech Institute of New York. He previously served on the boards of Stein Mart, Inc. (2007-June 2014), KiOR, Inc. (2011-May 2013) and Amyris, Inc. (2007-July 2013). Mr. Alexander will be appointed to our board of directors by the Contributors pursuant to the Stockholders Agreement described below. We believe Mr. Alexander’s extensive experience with the energy industry enables him to provide critical insight and guidance to our management team and board of directors.

Frederick M. Bernthal is the retired President of Universities Research Association (“URA”), a position he held from 1994 until March 2011. URA is a consortium of research universities engaged in the construction and operation of major research facilities on behalf of the U.S. Department of Energy and the National Science Foundation. Dr. Bernthal served from 1990 to 1994 as Deputy Director of the National Science Foundation, from 1988 to 1990 as Assistant Secretary of State for Oceans, Environment and Science, and from 1983 to 1988 as a member of the U.S. Nuclear Regulatory Commission. Dr. Bernthal has served as a director of PPL since 1997 and will resign from that board as of or prior to the completion of the Transactions. Having served as a member of the Nuclear Regulatory Commission and considering his governmental and leadership experience, Dr. Bernthal is expected to bring to our board of directors a unique point of view and knowledge vital to a company having nuclear operations.

Philip G. Cox retired in April 2013 as Chief Executive Officer of International Power Ltd., a global independent power producer based in the United Kingdom. He was promoted to that position in 2003 after serving in his previous role of Chief Financial Officer, a position he held since 2000. Before joining International Power, Mr. Cox served as Senior Vice President-Operational Planning at Invensys plc from 1999 to 2000 and in several financial roles at Siebe PLC, including Chief Financial Officer, from 1989 to 1999. Before joining Siebe, he served in several senior roles in both public and private industry, after beginning his career with Price Waterhouse in 1973, where he qualified as a Chartered Accountant in 1976. He was awarded a CBE (Commander of the British Empire) for services to the energy industry in 2013. Mr. Cox serves as a director of Wm Morrison Supermarkets PLC and Meggitt PLC. He previously served on the boards of International Power Ltd. (2003-April 2013); Tractebel Energia S.A. (2011-March 2013); and Wincanton plc (2001 to 2009). He has also served as a director of PPL since May 2013 and will resign from that board prior to the completion of the Transactions. Having served as the CEO and CFO of a global energy company, as well as in other leadership and accounting roles throughout his career, Mr. Cox is expected to provide critical insight into organizational and operational management, global business and financial matters to our board of directors.

Louise K. Goeser is President and Chief Executive Officer of Grupo Siemens S.A. de C.V. and is responsible for Siemens Mesoamérica. Siemens Mesoamérica is the Mexican, Central American and Caribbean unit of multinational Siemens AG, a global engineering company operating in the industry, energy and healthcare sectors. Before accepting this position in March 2009, Ms. Goeser served as President and Chief Executive Officer of Ford of Mexico from January 2005 until November 2008. Prior to this position, she served as Vice President, Global Quality for Ford Motor Company, a position she had held since 1999. In that position, she was responsible for ensuring superior quality in the design, manufacture, sale and service of all Ford cars, trucks and components worldwide. Prior to 1999, she served as Vice President for Quality at Whirlpool Corporation and served in various leadership positions with Westinghouse Electric Corporation. She serves as a director of MSC Industrial Direct Co., Inc. Ms. Goeser has also served as a director of PPL since 2003 and will resign from that board as of or prior to the completion of the Transactions. With years of demonstrated leadership and business experience in a variety of industry and international positions, Ms. Goeser is expected to bring to our board of directors valuable insight into global organizational and operational management crucial to a large public company.

Stuart E. Graham is non-executive Chairman of Sweden-based Skanska AB, an international project development and construction company. He served as President and CEO of Skanska from 2002 to 2008, and served on its board of directors for the same period of time. He continued to serve as chairman of Skanska USA Inc., a U.S. subsidiary, until May of 2011. From 2000 to 2002, Mr. Graham served as Executive Vice President of Skanska responsible for business units in the United States, the United Kingdom, Hong Kong and Latin America. Mr. Graham’s career spans over four decades in the construction industry, including the construction, and in one case, the operation of, power plants in the United States and Latin America. He is past chairman of the Engineering and Construction Governors Council of the World Economic Forum and founded the Engineering and Construction Risk Institute. He serves on the boards of Harsco Corporation; Industrivärden AB; and Skanska AB, of which he is Chairman. Mr. Graham has also served as a director of PPL since 2008 and will resign from that board as of or prior to the completion of the Transactions. Having served as the CEO of a global construction firm, Mr. Graham is expected to bring to our board of directors a strong mix of operational and organizational skills and global business expertise, as well as leadership experience from a variety of public company boards, all of which are important to Talen Energy.

Michael B. Hoffman is a Partner of Riverstone Holdings, where he is principally responsible for investments in power and renewable energy for Riverstone. Riverstone Holdings is an energy and power-focused private equity firm founded in 2000. Before joining Riverstone Holdings in 2003, Mr. Hoffman was senior managing director and head of the mergers and acquisitions advisory business of The Blackstone Group for 15 years, where he also served on the firm’s principal group investment committee as well as its executive committee. Prior to joining Blackstone, Mr. Hoffman was a managing director and co-head of the mergers and acquisitions department at Smith Barney, Harris Upham & Co. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Hoffman currently serves as a director of Pattern Energy, Inc., which became a public company in October 2013, and is the Chairman of Onconova Therapeutics, Inc. Until December 31, 2011, Mr. Hoffman served as an executive officer of Amaizeingly Green Products GP Ltd., which filed an application for a receivership order in Canada with the Ontario Superior Court of Justice under section 243(1) of the Bankruptcy and Insolvency Act on December 3, 2012. Mr. Hoffman will be appointed to our board of directors by the Contributors pursuant to the Stockholders Agreement described below. We believe Mr. Hoffman’s experience with the energy industry and extensive investment banking experience enables him to provide critical insight and guidance to our management team and board of directors.

Board Composition and Director Independence

Effective upon completion of the Transactions, our business and affairs will be managed under the direction of our board of directors. We expect that we will have eight directors upon the completion of the Transactions. Our directors will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

The determination as to the independence in accordance with the requirements of the SEC and NYSE of the director nominees has not yet been made.

Under our amended and restated certificate of incorporation, our board of directors shall initially consist of eight directors and thereafter shall, subject to the terms of the Stockholders Agreement described below, consist of such number of directors as may be determined from time to time by resolution of the board of directors. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Board vacancies or newly created directorships would ordinarily be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, though we would expect that the Contributors would be entitled to designate any replacement of a director originally designated by the Contributors.

Pursuant to the terms of the Transaction Agreement and the Stockholders Agreement to be entered into between the Contributors and Talen Energy, the Contributors have the right to designate two members of the board of directors until such time as the Contributors no longer own at least 25% of the common stock of Talen Energy outstanding at the completion of the Transactions, after which time the Contributors shall have the right to designate one member of the board of directors for so long as the Contributors beneficially own at least 10% of the common stock of Talen Energy outstanding at the completion of the Transactions. Messrs. Alexander and Hoffman are the designees of the Contributors to the Talen Energy board of directors pursuant to this provision. The Contributors also have the right to designate one independent member of the board of directors for so long as the Contributors own at least 10% of the common stock of Talen Energy outstanding at the completion of the Transactions. The Contributors’ designee pursuant to this provision will be identified in an amendment to the registration statement of which this prospectus forms a part. After the first date on which the Contributors no longer own at least 10% of the common stock of Talen Energy outstanding at the completion of the Transactions, the independent director previously designated by the Contributors shall continue to serve his or her term as a director, but the board of directors will not be required to re-nominate such independent director at the next election of directors.

Committees of the Board of Directors

Effective upon completion of the Transactions, our board of directors will have the following committees, each of which will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE and be posted to our website in connection with the Transactions.

Audit Committee

The Audit Committee, which we expect will consist of Dr. Bernthal, Mr. Cox and Ms. Goeser, will have the responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; our proposed and ongoing finance arrangements; and our compliance with legal and regulatory requirements and our code of business conduct and ethics.

We expect that the board of directors will determine that at least one of the members of the Audit Committee qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC and that all members are “financially literate” under the NYSE rules. We expect that Mr. Cox will chair the Audit Committee.

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee (“CGNC”), which we expect will consist of Mr. Graham, Ms. Goeser and an additional director to be identified in an amendment to the registration statement of which this prospectus forms a part, will have the responsibility for, among other things, reviewing and approving the compensation and benefits of our executive officers, directors and compensation consultants, as well as identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of directors evaluations. We expect that Mr. Graham will chair the CGNC.

Nuclear Oversight Committee

The Nuclear Oversight Committee, which we expect will consist of Dr. Bernthal and Messrs. Alexander, Cox, Graham and Hoffman, will have the responsibility, among other things, to assist the board of directors in the fulfillment of its responsibilities for oversight of Talen Energy’s nuclear operations; to advise company management on nuclear matters; and to provide advice and recommendations to the board of directors concerning the future direction of the company and management performance related to nuclear operations. We expect that Dr. Bernthal will chair the Nuclear Oversight Committee.

Code of Ethics for Senior Executives and Financial Officers and Code of Business Conduct and Ethics

Prior to the completion of the Transactions, our board of directors intends to adopt a single code of business conduct and ethics, which will be applicable to all employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, as well as to our board of directors. The code of business conduct and ethics will require our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or our interests and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. The code of business conduct and ethics will also apply to our directors, as applicable. The code of business conduct and ethics will not, by itself, prohibit transactions with our principal stockholders. A copy of the code of business conduct and ethics will be made available on our website. We will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, this code granted to our executive officers, including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, as well as our directors, by posting such information on our website.

Compensation of Directors

We have not yet paid any compensation to the individuals who will become Talen Energy’s directors. We intend to establish a director compensation policy prior to the consummation of the Transactions.

EXECUTIVE COMPENSATION

Talen Energy has not yet paid any compensation to the individuals who will become its executive officers, and we have not yet made any determinations with respect to the compensation of the executive officers following the Transactions, other than as described below. Information as to the historical compensation by PPL of certain persons who will become executive officers of Talen Energy upon the completion of the Transactions is not indicative of the compensation of those executives following the completion of the Transactions. Accordingly, Talen Energy has not included information regarding compensation and other benefits paid to those executives during 2014 or prior years.

Upon completion of the Transactions, our board of directors will have a CGNC as described above. In connection with the completion of the Transactions, the CGNC will commence to oversee and determine the compensation of the Chief Executive Officer and other executive officers of Talen Energy and evaluate and determine the appropriate executive compensation philosophy and objectives for Talen Energy and the process for establishing executive compensation. The CGNC will evaluate and determine the appropriate design of Talen Energy’s executive compensation program and make any adjustment to the compensation arrangements currently contemplated and described below. If determined to be necessary or appropriate by the CGNC, the CGNC will retain a compensation consultant to provide advice and support to the CGNC in the design and implementation of the executive compensation program for Talen Energy.

Compensation Philosophy

Following the consummation of the Transactions, our CGNC will review and consider our compensation philosophy and may make adjustments as it determines are necessary or appropriate. Talen Energy’s compensation philosophy will aim to attract, retain, and motivate key leadership and talent by providing a high upside and downside opportunity that supports an overall emphasis on at-risk compensation versus guaranteed pay that is necessary for our sustained long-term growth while aligning executives with the interests of its stockholders.

Primary Elements of Expected Direct Compensation from Talen Energy

We expect that our executive compensation program will consist of the following key elements:

Base Salary. Base salary is the fixed element of an executive officer’s annual cash compensation and is intended to attract and retain highly qualified executives and to compensate for expected day-to-day performance. Each of our executive officers will be paid a base salary. Factors that we expect our CGNC to consider in making determinations about the base salaries for our executive officers following the completion of the Transactions include the executive officer’s position, responsibilities associated with the job scope, experience, expertise, value to the organization and market factors, salary levels of the other members of our executive team, and our overall compensation philosophy. The expected base salaries of our Chief Executive Officer and other executive officers will be determined in accordance with these criteria.

Annual Cash Incentive Compensation. Our executive officers are also expected to be eligible for annual cash incentive awards, which are intended to motivate the executive officers to achieve identified short-term company and business unit performance goals, to reward the executive officers for superior individual achievements in attaining those goals, and to align executive officers’ interests with those of our stockholders. Following the completion of the Transactions, we expect that our CGNC will establish an annual incentive plan and annual bonus framework for our executive officers.

Long-Term Equity-Based Incentive Awards. We anticipate that following the consummation of the Transactions, our executive officers will be eligible to participate in our long-term equity incentive compensation programs, which will motivate executive officers to achieve long-term performance goals, encourage them to remain in the employ of Talen Energy, and ensure goal alignment with Talen Energy stockholders. The amount and timing of any long-term equity-based incentive compensation to be paid or awarded to our executive officers following the consummation of the Transactions will be determined by our CGNC. Any equity incentive awards granted, paid or awarded to our executive officers following the consummation of the Transactions will generally be granted pursuant to a new equity incentive plan, as discussed below under “—Stock Incentive Plan.”

With respect to base salaries, annual cash incentive compensation and any long-term incentive awards, it is expected that our CGNC will develop programs reflecting appropriate measures, goals, targets and business objectives based on Talen Energy’s competitive marketplace and will make any adjustments to the proposed elements of compensation described above that it determines are necessary or appropriate in its sole discretion. Our CGNC will also determine the appropriate additional benefits and perquisites, if any, that it will make available to executive officers.

Perquisites and Other Benefits

In addition to its direct compensation, which includes salary, annual cash incentive and long-term incentive opportunities, Talen Energy expects to provide carefully selected executive perquisites, consistent with market practices, which serve a direct business interest, such as financial planning services to assist executive officers, who generally have more complex financial situations than most employees, and severance protection in the event of termination of employment under limited circumstances.

Executive officers of Talen Energy may be eligible for company-paid financial planning services. These services include financial planning, tax preparation support and a one-time payment for estate documentation preparation. These services would be provided in recognition of time constraints on busy executives and their more complex compensation program that requires professional financial and tax planning. We believe that good financial planning by experts reduces the amount of time and attention that executive officers must spend on such issues. Such planning also helps ensure that the objectives of our compensation programs are met and not hindered by unexpected tax or other consequences.

Talen Energy may also provide for an executive physical every two years, not to exceed a cost of $5,000. The benefit is beneficial to both the employee and to the company through reduced costs. Executive physical examinations offer a more thorough and intensive health screening, are comprehensive and include tests for rare diseases.

Potential Payments upon Termination

Executive Severance Plan. We expect Talen Energy to adopt an Executive Severance Plan to continue to retain and protect our executive officers that provides severance benefits for executive officers terminated for reasons other than cause. The key features of the plan are anticipated to include: (1) two years of base pay; (2) an allowance for benefit continuation for up to two years; and (3) outplacement or career services support. Severance benefits payable under this program would be conditioned on the executive officer agreeing to release the company from any liability arising from the employment relationship.

Change in Control Protections. The company believes executive officers who are terminated without cause or who resign for “good reason” in connection with a change in control of Talen Energy should be provided separation benefits. These benefits are intended to ensure that executives focus on serving the company and stockholder interests without the distraction of possible job and income loss. We expect that the major components of the company’s change in control protections will include:

•	a lump-sum payment equal to two to three times the sum of (1) base salary in effect immediately prior to the date of termination or, if higher, immediately prior to the first occurrence of an event or circumstance constituting “good reason” and (2) the highest annual cash bonus in respect of the last two to three fiscal years ending immediately prior to the fiscal year in which the change in control occurs or, if higher, the fiscal year immediately prior to the fiscal year in which an event or circumstance constituting “good reason” first occurs (subject to certain calculation adjustments if fewer than two or three years of annual bonus payments by Talen Energy have occurred prior to the relevant termination date);

•	a lump-sum payment equal to the aggregate amount of COBRA premiums otherwise payable for the 24-month period following termination (assuming COBRA would have been available for the 24 months at the rate in effect at date of termination);

•	unpaid incentive compensation, including unvested equity compensation, that has been allocated or awarded for a previous performance period;

•	unpaid cash-based incentive compensation awards for all then-uncompleted periods, calculated on a prorated basis of months of completed service, assuming achievement at the actual level of performance as of the date of change in control; and

•	outplacement services until December 31 of the second calendar year after termination but limited to fees of $50,000.

The decision to establish any executive severance policy, change in control protections and final terms of any such policies will be in the sole discretion of our CGNC following the completion of the Transactions and may differ from the policies described above.

The consequences of a termination of employment upon any equity awards granted to our executive officers will be determined by our CGNC and provided in our new stock incentive plan and applicable award agreements.

Stock Incentive Plan

In connection with the completion of the Transactions, we expect the Talen Energy board of directors to adopt a Talen Energy stock incentive plan to provide a method by which executive officers and other employees and directors may be awarded remuneration in the form of equity in a manner that increases their ownership interest, aligns their interests with those of stockholders and encourages them to remain in the employ of Talen Energy. Equity awards after the completion of the Transactions will have terms determined by the CGNC of Talen Energy’s board of directors.

Short-Term Incentive Plan

In connection with the completion of the Transactions, we expect the Talen Energy board of directors to adopt a Talen Energy short-term incentive plan to govern annual cash incentive awards, which are expected to be represented as a percentage of base salary. Individual targets are expected to be set based on job scope, experience, value to the company or the executive’s business line, and internal parity. The purpose of the annual cash incentive program is to advance the interests of Talen Energy and its stockholders by providing incentives in the form of annual cash awards, motivating such executives to attain identified short-term corporate performance goals. The CGNC of Talen Energy’s board of directors is expected to approve both the target and actual annual cash incentive awards made to executive officers.

Directors Deferred Compensation Plan

In connection with the completion of the Transactions, we expect the Talen Energy board of directors to adopt a Talen Energy directors deferred compensation plan (a “DDCP”). Pursuant to the DDCP, we anticipate that non-employee directors will be able to elect to defer all or any part of the fees and any retainer that is not part of the mandatory stock unit deferrals. Under this plan, we expect that directors will be able to defer compensation other than the mandatory deferrals into a deferred cash account or the deferred stock account. The deferred cash account is expected to earn a return as if the funds had been invested in one or more of the core investment options offered to employees under Talen Energy’s deferred savings plan. These investment accounts are expected to include large, mid and small cap investment funds, international equity index funds, target date funds, bond funds and a stable value fund. Payment of the amounts allocated to a director’s deferred cash account and accrued earnings, together with deferred stock units and accrued dividend equivalents, is expected to be deferred until after the director’s retirement from the board of directors, at which time the deferred cash and stock is disbursed in one or more annual installments for a period of up to 10 years, as previously elected by the director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, all of the outstanding shares of our common stock are beneficially owned by HoldCo, which is a wholly owned direct subsidiary of PPL. After the Transactions, PPL will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each person known to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

To the extent certain of our directors and executive officers own PPL common stock at the record date of the Distribution, they will participate in the Distribution on the same terms as other holders of PPL common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the Transactions, we estimate that              shares of our common stock will be issued and outstanding, based on the number of shares of PPL common stock expected to be outstanding as of the record date and the number of shares to be issued in a private placement transaction in connection with the Combination. The actual number of shares of our common stock outstanding following the Transactions will be determined on             ,         , the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of             ,         , that the following entities will beneficially own more than 5% of our common stock after the Transactions.

Shares Beneficially Owned After the Transactions
Name and Address of Beneficial Owner	Number	Percent
The Contributors	(1)	35	%(1)
Paul A. Farr			%
Jeremy R. McGuire			%
Robert D. Gabbard, Jr.			%
Clarence J. Hopf, Jr.			%
Timothy S. Rausch			%
James E. Schinski			%
Paul M. Breme			%
J. Matt Simmons, Jr.			%
Ralph C. Alexander			%
Frederick M. Bernthal			%
Philip G. Cox			%
Louise K. Goeser			%
Stuart E. Graham			%
Michael B. Hoffman			%
All directors and executive officers as a group (15 individuals)			%

(1)	The shares of common stock of Talen Energy received by the Contributors will be held by one or more entities controlled by Riverstone Holdings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Our board of directors is expected to adopt a written related-person transaction policy to recognize the process the board of directors will use to identify potential conflicts of interest arising out of financial transactions, arrangements or relations between Talen Energy and any related persons. This policy would apply to any transaction or series of transactions in which Talen Energy or a subsidiary is a participant, the amount exceeds $120,000 and a “related person” has a direct or indirect material interest. A related person includes not only the company’s directors and executive officers, but others related to them by certain family relationships, as well as stockholders who own more than 5% of any class of Talen Energy’s voting securities.

Under the proposed policy, each related-person transaction would be reviewed and approved or ratified by the disinterested independent members of our board of directors, other than any employment relationship or transaction involving an executive officer and any related compensation, which must be approved by the Compensation, Governance and Nominating Committee, or CGNC.

In connection with the review and approval or ratification of a related-person transaction, our board of directors, or the CGNC, as applicable, will consider the relevant facts and circumstances, including:

•	the approximate dollar value involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related-person transaction;

•	whether the related-person transaction complies with the terms of Talen Energy’s agreements governing its material outstanding indebtedness that limit or restrict Talen Energy’s ability to enter into a related-person transaction;

•	whether the related-person transaction will be required to be disclosed in Talen Energy’s applicable filings under the Securities Act or the Exchange Act; and

•	whether the related-person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, in connection with any approval or ratification of a related-person transaction involving a non-employee director or nominee for director, the CGNC is expected to consider whether such transaction would compromise such director’s status as: (1) an independent director under the New York Stock Exchange Listing Standards, including those rules applicable to board and committee service, and (2) an “outside director” under Section 162(m) of the Code or a “nonemployee director” under Rule 16b-3 under the Exchange Act, if such non-employee director serves on the CGNC, or (3) an independent director under Rule 10A-3 under the Exchange Act, if such non-employee director serves on the Audit Committee of our board of directors.

We expect to collect information about potential related-person transactions in annual questionnaires to be completed by directors and executive officers. We also expect to review any payments made by the company or its subsidiaries to each director and executive officer and their immediate family members, and to or from those companies that either employ a director or an immediate family member of any director or executive officer. In addition, we expect to review any payments made by the company or its subsidiaries to, or any payments received by the company and its subsidiaries from, any shareowner who owns more than 5% of any class of Talen Energy’s voting securities. The company’s Office of General Counsel is expected to determine whether a transaction will require review by our board of directors or the CGNC. Transactions that fall within the definition of the policy are expected to be reported to our board of directors or the CGNC. The disinterested independent members of our board of directors, or the CGNC, as applicable, are expected to review and consider the relevant facts and circumstances and determine whether to approve, deny or ratify the related-person transaction.

Stockholders Agreement

Talen Energy will enter into a Stockholders Agreement with the Contributors containing provisions related to board designation rights, voting agreements, standstill restrictions, restrictions on transfers of common stock, registration rights, minority protections, conflicts of interest, corporate opportunities and confidentiality. Pursuant to the Stockholders Agreement, the Contributors are expected to be provided with “demand” registration rights and customary “piggyback” registration rights. The Stockholders Agreement is also expected to provide that Talen Energy will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. See “Shares Eligible for Future Sales—Registration Rights.” The material terms of the Stockholders Agreement will be described in an amendment to this prospectus.

Transactions with Riverstone

For a discussion of the contracts that the Contributors and Talen Energy have entered into or will enter into in connection with the Transactions, see “The Separation Agreement and the Transaction Agreement—The Separation Agreement,” “The Separation Agreement and the Transaction Agreement—The Transaction Agreement” and “The Separation Agreement and the Transaction Agreement—Ancillary Agreements.”

Transactions with PPL

For a discussion of the contracts that PPL and Talen Energy have entered into or will enter into in connection with the Transactions, see “The Separation Agreement and the Transaction Agreement—The Separation Agreement,” “The Separation Agreement and the Transaction Agreement—The Transaction Agreement” and “The Separation Agreement and the Transaction Agreement—Ancillary Agreements.”

DESCRIPTION OF CAPITAL STOCK

In connection with the Transactions, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the Transactions, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Talen Energy Corporation and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the completion of the Distribution and the Merger, our issued and outstanding authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $         per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. See “Management of Talen Energy Following the Transactions—Board Composition and Director Independence.” The Contributors will have certain rights pursuant to the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The holders of our common stock do not have cumulative voting rights in the election of directors.

The Holders of our common stock will be entitled to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of the Transactions will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Before the date of this prospectus, there has been no public market for our common stock. As of September 30, 2014, we had one share of common stock outstanding and one holder of record of common stock.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue shares of preferred stock from time to time in one or more classes or series, and to fix by resolution, at the time of issuance of each of such class or series, the distinctive designations, terms, relative rights, privileges, qualifications, limitations, options, conversions rights, preferences, and voting powers, and such prohibitions, restrictions and qualifications of voting or other rights and powers thereof. Upon completion of the Transactions, no shares of preferred stock will be outstanding.

We could issue a series of preferred stock that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called only by the Chairman of our board of directors or by resolution of the board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated bylaws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that a special meeting of stockholders may be called only by the Chairman of our board of directors, if there be one, or by a resolution adopted by our board of directors, which may fix the date, time and place of the meeting.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that any action that may be taken at any meeting of stockholders may be taken by written consent of stockholders in lieu of a meeting if, and only if, the consent in writing is signed by all stockholders entitled to vote.

Removal of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed only for cause.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Section 203 of the DGCL

In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to our stockholders, any director or any of their respective affiliates who acquire knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us or any other stockholder, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither our stockholders, any director nor any of their respective affiliates will generally be liable to us or any of our subsidiaries for breach of any duty by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries so long as such stockholder, director or any of their respective affiliates do not engage in such business or activity using confidential or proprietary information that was provided by or on behalf of Talen Energy. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to reimbursement in the event it is ultimately determined that the individual’s conduct did not meet the applicable standard of conduct to entitle the individual to indemnification under the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions to be included in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

Upon completion of the Transactions, the transfer agent and registrar for our common stock will be Wells Fargo Bank, National Association.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Transactions, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk factors—Risks Relating to Our Common Stock—After the completion of the Transactions, sales of our common stock may negatively affect its market price.”

Immediately following the Transactions, we estimate that              shares of our common stock will be issued and outstanding, based on the number of shares of PPL common stock expected to be outstanding as of the record date and the number of shares to be issued in a private placement transaction in connection with the Combination. The actual number of shares of our common stock outstanding following the Transactions will be determined on             ,         , the record date. Of the outstanding shares, the approximately              shares delivered to the PPL shareholders who hold PPL common stock as of the record date will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding              shares of common stock to be issued in a private placement transaction to the Contributors in connection with the Combination will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144, which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our new stock incentive plan and directors deferred compensation plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, subject to applicable vesting restrictions or lock-up restrictions (described below), shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statements on Form S-8 will cover              shares.

Registration Rights

In connection with the Transactions, we intend to enter into the Stockholders Agreement, which will provide the Contributors “demand” registration rights and customary “piggyback” registration rights. The Stockholders Agreement is also expected to provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Lock-up

Pursuant to the Stockholders Agreement, the Contributors will, subject to certain customary exceptions, be restricted from transferring, directly or indirectly, the shares of our common stock held by them for a period starting on the date of the prospectus and continuing for 180 days after the closing date of the Transactions.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. Our shares of common stock delivered to the PPL shareholders who hold PPL common stock as of the record date and who are not our affiliates will be freely tradable without restriction or further registration under the Securities Act. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Energy Supply

Energy Supply New Revolving Facility

Concurrently with, and subject to, the consummation of the Transactions, we intend to enter into a credit agreement (the “Credit Agreement”) with Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Bank of Tokyo-Mitsubishi UFJ Ltd. and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and the other agents and lenders from time to time party thereto. The Credit Agreement will provide for a $1.85 billion revolving credit facility, which will mature in five years from the Closing Date (the “New Revolving Facility”). Concurrently with the execution of the Credit Agreement, Energy Supply will terminate its existing credit facility and repay any borrowings thereunder.

Energy Supply will be the borrower under the New Revolving Facility. The New Revolving Facility will include capacity available for letters of credit and for short-term borrowings. In addition, the New Revolving Facility will also provide the borrower with the option to raise incremental credit facilities (including an incremental facility that will provide the borrower the option to increase the amount available under the New Revolving Facility or additional term loan facilities by an aggregate amount of up to $750.0 million, subject to additional increases upon achievement of a consolidated first lien net leverage ratio of less than or equal to an amount to be agreed), refinance the loans with debt incurred outside the Credit Agreement and extend the maturity date of the revolving credit commitments and loans and, if applicable, term loans, subject to certain limitations. No commitments have been obtained for any incremental facilities.

Interest rate and fees

Borrowings under the New Revolving Facility will bear interest, at the borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1.00% and (3) the LIBOR for a one-month interest period plus 1.00% or (b) a LIBOR determined by reference to the Reuters LIBOR for the interest period relevant to such borrowing. The margin for the New Revolving Facility is expected to be 1.50% for base rate loans and 2.50% for LIBOR loans, subject to two step-downs of 0.25% each upon the achievement of a consolidated first lien net leverage ratio of less than 4.00 to 1.00 and less than 3.00 to 1.00, respectively.

In addition, the borrower will be required to pay a 0.375% commitment fee to the lenders under the New Revolving Facility in respect of the unutilized commitments thereunder. The borrower will also be required to pay customary letter of credit fees.

Prepayments

The borrower will have the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than a reimbursement of the lenders’ redeployment costs in the case of prepayment of a LIBOR loan.

Guarantees and security

The obligations under the revolving credit facility will be guaranteed by each of Energy Supply and any wholly owned domestic subsidiary of Energy Supply (such subsidiaries collectively referred to as the “credit agreement guarantors”) other than excluded subsidiaries. Excluded subsidiaries will include, among other exceptions, unrestricted subsidiaries, captive insurance subsidiaries, not-for-profit subsidiaries, special purpose vehicles, immaterial subsidiaries, excluded project subsidiaries, specified subsidiaries and other subsidiaries to the extent a guarantee of which is prohibited by certain contracts. In addition, the New Revolving Facility will be secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests of, the borrower and certain of the borrower’s and credit agreement guarantors’ direct or indirect wholly owned restricted domestic subsidiaries, and 65% of the voting stock (and 100% of the non-voting stock) of, or other equity interests of, each of the borrower’s or any credit agreement guarantors’ direct wholly owned first-tier restricted foreign subsidiaries (of which there are presently none) and (ii) certain tangible and intangible assets of the borrower (other than real property except for certain real property described in the Credit Agreement) and those of the credit agreement guarantors, in each case subject to certain exceptions and qualifications.

The borrower will have the ability to designate certain subsidiaries as unrestricted subsidiaries or excluded project subsidiaries utilizing investment capacity under the Credit Agreement.

The obligations under the New Revolving Facility will rank pari passu in right of payment with the obligations under the Secured Trading Facility described below.

Certain covenants and events of default

The Credit Agreement will contain a number of significant negative covenants and customary events of default. Such covenants, among other things, will limit or restrict, subject to certain exceptions, the ability of the borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	incur liens on assets;

•	engage in mergers or consolidations or fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions; and

•	engage in certain transactions with affiliates.

The Credit Agreement will also require the borrower to maintain a senior secured leverage ratio (as defined in the Credit Agreement) as of the last day of any fiscal quarter of less than or equal to 4.50 to 1.00.

The Credit Agreement will also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the revolving credit facility and all actions permitted to be taken by a secured creditor.

Energy Supply Senior Unsecured Notes

As of September 30, 2014, Energy Supply had $2,168 million aggregate principal amount of senior notes outstanding. The Energy Supply senior notes are unsecured and are not guaranteed by any subsidiaries of Energy Supply. The Energy Supply senior notes range in maturity from 2015 to 2036 and as of September 30, 2014, bear interest at a weighted average rate of 5.32%. The indenture governing the Energy Supply senior notes, among other restrictions, limits Energy Supply’s ability to (1) sell assets; (2) merge, consolidate or sell all or substantially all of its assets; and (3) incur certain liens to secure indebtedness. The indenture governing the Energy Supply senior notes does not limit the ability of Energy Supply to incur additional indebtedness.

Energy Supply Secured Trading Facility

Energy Supply, together with PPL EnergyPlus, PPL Montour and PPL Brunner Island (the “Trading Facility Credit Parties”) maintain an $800 million secured energy marketing and trading facility (the “Secured Trading

Facility”), whereby PPL EnergyPlus receives or will receive credit to be applied to satisfy collateral posting obligations related to its energy marketing and trading activities with counterparties participating in the facility. The facility expires in November 2018, but is subject to automatic one-year renewals under certain conditions. There were $59 million of secured obligations outstanding under this facility at September 30, 2014.

Guarantees and Security

The credit amount is guaranteed by Energy Supply, PPL Montour and PPL Brunner Island. PPL Montour and PPL Brunner Island have granted liens on their respective generating facilities, which had an aggregate carrying value of $2.5 billion at September 30, 2014, to secure any amount they may owe under their guarantees.

Certain covenants and events of default

The Secured Trading Facility contains a number of significant covenants and customary events of default. Such covenants, among other things, limit or restrict, subject to certain exceptions, the ability of the Trading Facility Credit Parties to:

•	incur indebtedness;

•	modify the ownership of certain other Trading Facility Credit Parties;

•	incur liens on certain assets of the Trading Facility Credit Parties;

•	engage in certain mergers or consolidations or fundamental changes; and

•	sell certain assets.

The Secured Trading Facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the collateral agent under the Secured Trading Facility will be entitled to take various actions, including the demand for payment of amounts due under the secured counterparty ISDA agreements and the Secured Trading Facility and all actions permitted to be taken by a secured creditor under such agreements.

PPL Ironwood Senior Secured Notes

As of September 30, 2014, PPL Ironwood, a wholly owned indirect subsidiary of Energy Supply, had $50 million aggregate principal amount of senior secured notes outstanding. These notes mature in 2025 and bear interest at 8.857%. Energy Supply is not an obligor of these notes.

RJS Power

RJS Power Holdings LLC Senior Notes

On July 10, 2014, RJS Power Holdings LLC, a direct wholly owned subsidiary of RJS Power, completed a private placement to eligible purchasers of an aggregate principal amount of $1,250 million of its 5.125% senior notes due July 15, 2019 (the “2019 Senior Notes”). The net proceeds from the sale of the 2019 Senior Notes were approximately $1,216 million (after deducting offering fees and expenses). The proceeds were primarily used to repay borrowings outstanding under RJS Power’s senior secured notes (See Note 3 to the unaudited combined condensed financial statements of RJS Power included elsewhere in this prospectus) and for general corporate purposes. The 2019 Senior Notes are initially guaranteed on a senior unsecured basis by RJS Power LLC, the wholly owned direct subsidiary of RJS Power Holdings LLC. Interest on the 2019 Senior Notes is paid semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2015. The 2019 Senior Notes are senior unsecured obligations of RJS Power Holdings LLC and rank equally with all of its current and future senior indebtedness.

Prior to the occurrence of a “Merger Event” as described below, the indenture governing the 2019 Senior Notes, among other restrictions, limits the ability of RJS Power Holdings LLC and its subsidiaries to (1) incur or guarantee additional indebtedness; (2) pay dividends on, make other distributions in respect of, or repurchase or redeem capital stock or units; (3) prepay, redeem or repurchase certain junior indebtedness; (4) issue preferred stock or similar equity securities; (5) make loans and investments; (6) sell assets; (7) incur or permit to exist liens on assets to secure indebtedness; (8) enter into transactions with affiliates; (9) create or designate subsidiaries as unrestricted subsidiaries; (10) enter into agreements restricting RJS Power Holdings LLC’s ability or the ability of any of its subsidiaries to pay dividends or make other distributions or engage in other transactions with RJS Power Holdings LLC or any restricted subsidiaries; and (11) consolidate, merge or sell all or substantially all of its assets. Under certain circumstances, the indenture governing the 2019 Senior Notes permits RJS Power Holdings LLC and its subsidiaries to incur additional indebtedness. The Indenture permits the RJS Power Holdings LLC to incur additional indebtedness under Credit Facilities (as defined in the Indenture) not to exceed a fixed sum of $150 million and 7.5% of the total assets of RJS Power Holdings LLC as shown on its most recent consolidated balance sheet. The Indenture limits RJS Power Holdings LLC’s ability to incur additional indebtedness in excess of the amount discussed above, including borrowings under its revolving credit facility, unless RJS Power Holdings LLC meets the fixed charge coverage ratio test. The fixed charge coverage ratio test requires that after giving effect to the incurrence of additional debt, the ratio of RJS Power Holdings LLC’s adjusted Consolidated Cash Flow (as defined in the Indenture) to its adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0. The Indenture permits RJS Power Holdings LLC to pay dividends or make distributions in an aggregate amount since the issue date of the 2019 Senior Notes not to exceed $125.0 million. The Indenture restricts RJS Power Holdings LLC’s ability to pay further dividends or make further distributions unless no event of default has occurred and RJS Power Holdings LLC would, at the time of the payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the trailing four fiscal-quarters have been permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test described above.

Under the indenture governing the 2019 Senior Notes, a “Merger Event” occurs upon the merger, consolidation, or certain equivalent combinations, of substantially all of the businesses and operations of RJS Power with substantially all of the businesses and operations of Energy Supply, subject to certain conditions. Upon the occurrence of a Merger Event, (1) the restrictive covenants in the indenture governing the 2019 Senior Notes will cease to apply and will be replaced with less restrictive covenants substantially similar to the covenants in the indenture governing Energy Supply’s senior notes and (2) all guarantees with respect to the notes will be automatically released.

From and after the first interest payment date following a “Merger Ratings Event,” the interest rate will decrease to a rate of 4.625% per annum. The “Merger Ratings Event” will occur if, on the date of the occurrence of the Merger Event or, if later, on the date that Moody’s and S&P first publicly issue corporate ratings for the successor issuer of the notes, the corporate ratings of such successor issuer of the notes are at least (i) Ba2 from Moody’s and BB- from S&P or (ii) Ba3 from Moody’s and BB from S&P, in each case with a stable or better outlook.

As of September 30, 2014, the outstanding balance on the 2019 Senior Notes was $1,250 million.

RJS Power Holdings LLC Revolving Credit Facility

In July 2014, concurrently with the issuance of the 2019 Senior Notes, RJS Power Holdings LLC entered into a $150 million revolving credit facility. In connection with the Transactions, it is expected that RJS Power Holdings LLC will terminate its existing revolving credit facility and either repay all then-outstanding borrowings thereunder or transfer such borrowings to the New Revolving Facility. As of September 30, 2014, no revolving loans were outstanding under the RJS Power Holdings LLC revolving credit facility.

LEGAL MATTERS

The validity of the shares of Talen Energy common stock issuable to PPL shareholders in connection with the Distribution and Merger will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP will also pass on certain U.S. federal income tax matters for PPL.

EXPERTS

The financial statements of PPL Energy Supply, LLC as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013 contained in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein, are included in reliance on their report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of RJS Generation Holdings LLC as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock being distributed as contemplated hereby. This prospectus is part of, and does not contain all of the information set forth in, the registration statement and the exhibits thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

A copy of the registration statement, and the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

In connection with the Transactions, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of the spinoff, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website. Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

GLOSSARY

The following are definitions of certain terms used in this prospectus except as otherwise indicated:

“Act 129” means the Act 129 of 2008 that became effective in October 2008. The law amends the Pennsylvania Public Utility Code and creates an energy efficiency and conservation program and smart metering technology requirements, adopts new PLR electricity supply procurement rules, provides remedies for market misconduct and changes to the AEPS.

“AEPS” means Alternative Energy Portfolio Standard.

“AOCI” means accumulated other comprehensive income or loss.

“ARO” means asset retirement obligation.

“baseload generation” means the output provided by nuclear, coal, hydroelectric and qualifying facilities for demand that occurs continuously.

“basis” when used in the context of derivatives and commodity trading, means the commodity price differential between two locations, products or time periods.

“CAIR” means the EPA’s Clean Air Interstate Rule.

“CCR” means coal combustion residuals, which include fly ash, bottom ash and sulfur dioxide scrubber wastes.

“Clean Air Act” means federal legislation enacted to address certain environmental issues related to air emissions, including acid rain, ozone and toxic air emissions.

“Closing Date” means the date on which the consummation of the Closing Transactions occurs.

“Closing Transactions” means the Merger, the Combination and other transactions that shall occur pursuant to the Transaction Agreement as described under “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—The Merger,” “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—The Contributions” and “The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Financing and Debt Payoff.”

“CO2” means carbon dioxide.

“CO2e” means the climate change potential of other GHGs relative to the potential of CO2.

“COBRA” means Consolidated Omnibus Budget Reconciliation Act, which provides individuals the option to temporarily continue employer group health insurance coverage after termination of employment.

“Code” means the Internal Revenue Code of 1986, as amended.

“COLA” means the license application for a combined construction permit and operating license from the NRC for a nuclear plant.

“Colstrip” means Colstrip Steam Electric Station, the four unit, approximately 2,100 MW net coal-fired generating plant located in Montana that is jointly owned by PPL Montana, Avista Corporation, Puget Sound Energy, Portland General Electric Company, NorthWestern and PacifiCorp.

“Colstrip Owners” means Avista Corporation, Puget Sound Energy, Inc., Portland General Electric Company, NorthWestern and PacifiCorp., who along with PPL Montana, own Colstrip.

“Combination” means the contribution by its owners of the RJS Power business through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for shares of Talen Energy common stock.

“Contributors” means Raven, Jade and Sapphire, collectively, or the RJS SPE, as applicable.

“CPSG” means Constellation Power Source Generation, Inc.

“CSAPR” means Cross-State Air Pollution Rule.

“Default Service Supply Master Agreement” means the agreement pursuant to which PPL Electric purchases power from PPL Energy Plus to satisfy PPL Electric’s obligation as a provider of last resort to customers in its service territory.

“Distribution” means the pro rata distribution immediately prior to the consummation of the Merger of all the then outstanding shares of HoldCo common stock to the shareholders of PPL.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act that was signed into law in July 2010.

“DOE” means Department of Energy, a U.S. government agency.

“DOJ” means Department of Justice, a U.S. government agency.

“DSM” means Demand Side Management.

“EBPB” means Employee Benefit Plan Board. The administrator of PPL’s U.S. qualified retirement plans, which is charged with the fiduciary responsibility to oversee and manage those plans and the investments associated with those plans.

“Economic Stimulus Package” means The American Recovery and Reinvestment Act of 2009, generally referred to as the federal economic stimulus package, which was signed into law in February 2009.

“Effective Time” means the effective time of the Merger, which shall be the date and time the Certificate of Merger executed by HoldCo is duly filed with the Secretary of State of the State of Delaware, or at such other time as is agreed among the parties to the Transaction Agreement and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL.

“EGU” means Electric Generating Unit.

“ELG” means Effluent Limitations Guidelines.

“Energy Supply” or “PPL Energy Supply” means PPL Energy Supply, LLC, a Delaware limited liability company.

“Energy Supply business” means the competitive power generation business of PPL and its subsidiaries.

“EPA” means Environmental Protection Agency, a U.S. government agency.

“EPS” means earnings per share.

“ERCOT” means The Electric Reliability Council of Texas, operator of the electricity transmission network and electricity energy market in most of Texas.

“ESOP” means Employee Stock Ownership Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FERC” means Federal Energy Regulatory Commission, the U.S. federal agency that regulates, among other things, interstate transmission and wholesale sales of electricity, hydroelectric power projects and related matters.

“Fitch” means Fitch Inc., a credit rating agency.

“FTC” means Federal Trade Commission, a U.S. government agency.

“FTRs” means financial transmission rights, which are financial instruments established to manage price risk related to electricity transmission congestion that entitle the holder to receive compensation or require the holder to remit payment for certain congestion-related transmission charges based on the level of congestion between two pricing locations, known as source and sink.

“GAAP” means U.S. generally accepted accounting principles.

“GHGs” means greenhouse gases.

“GWh” means gigawatt-hour, one million kilowatt-hours.

“HoldCo” means Talen Energy Holdings, Inc., a Delaware corporation.

“HRCO” means a heat rate call option, which is a contract for the financial purchase and sale of power based on a floating price of natural gas at a predetermined location using a predetermined conversion factor required to turn the fuel input into electricity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IBEW” means International Brotherhood of Electrical Workers.

“ICP” means Incentive Compensation Plan.

“ICPKE” means Incentive Compensation Plan for Key Employees.

“intermediate and peaking generation” means the output provided by oil- and natural gas-fired units that generally do not run on an on-going basis or run when there is a high demand.

“Ironwood Acquisition” means the acquisition in April 2012, in which PPL Ironwood Holdings, LLC, an indirect, wholly owned subsidiary of Energy Supply, acquired from a subsidiary of The AES Corporation all of the equity interests of AES Ironwood, L.L.C. (subsequently renamed PPL Ironwood, LLC) and AES Prescott, L.L.C. (subsequently renamed PPL Prescott, LLC), which together own and operate the Ironwood Facility.

“Ironwood Facility” means a natural gas-fired power plant in Lebanon, Pennsylvania with a summer rating of 662 MW.

“IRS” means the Internal Revenue Service, a U.S. government agency.

“ISO” means independent system operator.

“ISO-NE” means ISO New England, operator of the electricity transmission network and electricity energy market in all or parts of Connecticut, Rhode Island, Massachusetts, Vermont, New Hampshire and Maine.

“Jade” means C/R Energy Jade, LLC, a Delaware limited liability company.

“kW” means kilowatt.

“kWh” means kilowatt-hour, basic unit of electrical energy.

“LIBOR” means London Interbank Offered Rate.

“MACRS” means Modified Accelerated Cost Recovery System, a tax depreciation method.

“MATS” means Mercury and Air Toxics Standards.

“MDEQ” means Montana Department of Environmental Quality.

“MEIC” means Montana Environmental Information Center.

“Merger” means the merger of Merger Sub with and into HoldCo, with HoldCo continuing as the surviving company.

“Merger Event” has the meaning specified in “Description of Material Indebtedness.”

“Merger Ratings Event” has the meaning specified in “Description of Material Indebtedness.”

“Merger Sub” means Talen Energy Merger Sub, Inc., a Delaware corporation.

“MMBtu” means one million British Thermal Units.

“Montana Power” means The Montana Power Company, a Montana-based company that sold its generating assets to PPL Montana in December 1999. Through a series of transactions consummated during the first quarter of 2002, Montana Power sold its electricity delivery business to NorthWestern.

“Moody’s” means Moody’s Investors Services, Inc., a credit rating agency.

“Morgan Stanley” means Morgan Stanley Capital Group Inc., the Morgan Stanley affiliate that is the counterparty to certain of the HRCOs for the generating facilities owned by RJS Power.

“MPSC” means Montana Public Service Commission.

“MW” means megawatts, one thousand kilowatts.

“MW-Month” means megawatts month.

“MWh” means megawatt hours, one thousand kilowatt-hours.

“NDT” means PPL Susquehanna, LLC’s nuclear plant decommissioning trust.

“NEIL” means Nuclear Electric Insurance Limited, insurers of domestic and international nuclear utilities.

“NERC” means North American Electric Reliability Corporation.

“New Revolving Facility” refers to the credit agreement with Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Bank of Tokyo-Mitsubishi UFJ Ltd. and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and the other agents and lenders from time to time party thereto, and Energy Supply, as borrower, to be entered into in connection with the Distribution and the Combination, which will provide for a revolving loan facility consisting of a $1.850 billion revolving loan facility maturing in five years from the Closing Date.

“NGCC” means Natural gas-fired combined-cycle turbine.

“NorthWestern” means NorthWestern Corporation, a Delaware corporation, and successor in interest to Montana Power’s electricity delivery business, including Montana Power’s rights and obligations under contracts with PPL Montana.

“NOx” means oxides of nitrogen.

“NPNS” means the normal purchases and normal sales exception as permitted by derivative accounting rules. Derivatives that qualify for this exception may receive accrual accounting treatment.

“NRC” means Nuclear Regulatory Commission, the U.S. federal agency that regulates nuclear power facilities.

“NUGs” means non-utility generators, generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

“NYSE” means the New York Stock Exchange.

“OCI” means other comprehensive income or loss.

“OSHA” means the Occupational Safety and Health Administration.

“PADEP” means the Pennsylvania Department of Environmental Protection, a state government agency.

“PJM” means PJM Interconnection, L.L.C., operator of the electricity transmission network and electricity energy market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

“PLR” means Provider of Last Resort, the role of an electric utility in providing default electricity supply within its delivery area to retail customers who have not chosen to select an alternative electricity supplier under the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state’s electric utility industry to create retail access to a competitive market for generation of electricity.

“PPL” means PPL Corporation, a Pennsylvania corporation and the parent holding company of PPL Electric, PPL Energy Funding, PPL Capital Funding, Inc., LG&E and KU Energy LLC and other subsidiaries and, prior to the spinoff of HoldCo, Talen Energy, HoldCo and Energy Supply.

“PPL Brunner Island” means PPL Brunner Island, LLC, a Delaware limited liability company and a subsidiary of PPL Generation that owns generating operations in Pennsylvania.

“PPL Electric” means PPL Electric Utilities Corporation, a Pennsylvania corporation and a public utility subsidiary of PPL engaged in the regulated transmission and distribution of electricity in its Pennsylvania service area and that provides electricity supply to its retail customers as a PLR.

“PPL Energy Funding” means PPL Energy Funding Corporation, a Pennsylvania corporation and a subsidiary of PPL and the parent holding company of Energy Supply, PPL Global and other subsidiaries.

“PPL EnergyPlus” means PPL EnergyPlus, LLC, a Pennsylvania limited liability company and a subsidiary of Energy Supply that markets and trades wholesale and retail electricity and gas, and supplies energy and energy services in competitive markets.

“PPL Generation” means PPL Generation, LLC, a Delaware limited liability company and a subsidiary of Energy Supply that owns and operates U.S. generating facilities through various subsidiaries.

“PPL Global” means PPL Global, LLC, a Delaware limited liability company and a subsidiary of PPL Energy Funding that, primarily through its subsidiaries, owns and operates PPL’s regulated electricity distribution businesses in the U.K. In January 2011, PPL Energy Supply, PPL Global’s former parent, distributed its membership interest in PPL Global, representing 100% of the outstanding membership interest of PPL Global, to its parent, PPL Energy Funding.

“PPL Ironwood” means PPL Ironwood LLC, a Delaware limited liability company and an indirect subsidiary of PPL Generation that owns generating operations in Pennsylvania.

“PPL Montana” means PPL Montana, LLC, a Delaware limited liability company and an indirect subsidiary of PPL Generation that owns generating operations in Montana.

“PPL Montour” means PPL Montour, LLC, a Delaware limited liability company and a subsidiary of PPL Generation that owns generating operations in Pennsylvania.

“PPL Services” means PPL Services Corporation, a Delaware corporation and a subsidiary of PPL that provides services to PPL and its subsidiaries.

“PPL Susquehanna” means PPL Susquehanna, LLC, a Delaware limited liability company and a subsidiary of PPL Generation that owns a nuclear-powered generating station.

“PP&E” means property, plant and equipment.

“PSEG” means Public Service Electric and Gas Company.

“PUC” means Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

“PURPA” means the Public Utility Regulatory Policies Act of 1978, legislation passed by the U.S. Congress to encourage energy conservation, efficient use of resources and equitable rates.

“Raven” means Raven Power Holdings LLC, a Delaware limited liability company.

“Raven Power” means, collectively, Raven Power Finance LLC and its subsidiaries and Raven Power Group LLC.

“RCRA” means The Resource Conservation and Recovery Act of 1976, as amended.

“RECs” means renewable energy credits.

“Regulation S-X” means SEC regulation governing the form and content of and requirements for financial statements required to be filed pursuant to the federal securities laws.

“RFC” means ReliabilityFirst Corporation, one of eight regional entities with delegated authority from NERC that work to safeguard the reliability of the bulk power systems throughout North America.

“Riverstone” means Riverstone Holdings and investment funds managed or advised by Riverstone Holdings or its affiliates.

“Riverstone Holdings” means Riverstone Holdings LLC.

“RMC” means Risk Management Committee.

“RJS” means, collectively, Raven, Jade and Sapphire.

“RJS Power” means RJS Generation Holdings LLC, a Delaware limited liability company that is wholly owned by RJS.

“RJS Power business” means the competitive power generation business of RJS Power and its subsidiaries.

“RJS SPE” means a special purpose entity wholly owned by Raven, Jade and Sapphire and controlled by Raven.

“RTOs” means regional transmission organizations.

“Sapphire” means Sapphire Power Holdings LLC, a Delaware limited liability company.

“Sapphire Power” means, collectively, Sapphire Power Finance LLC and its subsidiaries, Morris Energy Management Company, LLC and its subsidiaries, and MEG Yellow Pine, LLC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, which sets requirements for management’s assessment of internal controls for financial reporting. It also requires an independent auditor to make its own assessment.

“SCR” means selective catalytic reduction, a pollution control process for the removal of nitrogen oxide from exhaust gases.

“Scrubber” means an air pollution control device that can remove particulates and/or gases (primarily sulfur dioxide) from exhaust gases.

“SEC” means the U.S. Securities and Exchange Commission, a U.S. government agency primarily responsible to protect investors and maintain the integrity of the securities markets.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Separation Agreement” means the Separation Agreement, dated as of June 9, 2014, among PPL, HoldCo, Talen Energy, Energy Supply, Raven, Jade and Sapphire.

“Separation Transactions” means the restructuring transactions that will occur prior to the spinoff of HoldCo pursuant to the Separation Agreement as described under “The Separation Agreement and the Transaction Agreement—The Separation Agreement—The Separation Transaction.”

“SERC” means SERC Reliability Corporation, one of eight regional entities with delegated authority from NERC that work to safeguard the reliability of the bulk power systems throughout North America.

“SIFMA Index” means the Securities Industry and Financial Markets Association Municipal Swap Index.

“Simpson Thacher” means Simpson Thacher & Bartlett LLP.

“SIP” means PPL’s 2012 Stock Incentive Plan.

“SMGT” means Southern Montana Electric Generation & Transmission Cooperative, Inc., a Montana cooperative and purchaser of electricity under a long-term supply contract with PPL EnergyPlus that was terminated effective April 1, 2012.

“SNCR” means selective non-catalytic reduction, a pollution control process for the removal of nitrogen oxide from exhaust gases using ammonia.

“SO2” means sulfur dioxide.

“Spark Spread” means a measure of gross margin representing the price of power on a per MWh basis less the equivalent measure of the natural gas cost to produce that power. This measure is used to describe the gross margin of PPL and its subsidiaries’ competitive natural gas-fired generating fleet. This term is also used to describe a derivative contract in which PPL and its subsidiaries sell power and buy natural gas on a forward basis in the same contract.

“Stockholders Agreement” means the Stockholders Agreement to be entered into by Talen Energy and the Contributors as of the Closing Date.

“Superfund” means the federal environmental statute that addresses remediation of contaminated sites; states also have similar statutes.

“Susquehanna Steam Electric Station” means the nuclear generating station in Pennsylvania that is 90 percent owned by PPL Susquehanna.

“SWMAAC” means Southwest Mid-Atlantic Area Council, which consists of Baltimore Gas and Electric Company and Potomac Electric Power Co.

“S&P” means Standard & Poor’s Ratings Services, a credit rating agency.

“Talen Energy” means Talen Energy Corporation, a Delaware corporation formed to be the publicly traded owner of the competitive power generation assets of Energy Supply and RJS Power.

“Tolling agreement” means agreement whereby the owner of an electricity generating facility agrees to use that facility to convert fuel provided by a third party into electricity for delivery back to the third party.

“Topaz Power” means, collectively, C/R Topaz Holdings, LLC and its subsidiaries, Topaz Power Group, LLC and Topaz Power Property Management II, LP.

“TPM” means Topaz Power Management, LP, the entity that manages RJS Power’s assets.

“Transaction Agreement” means the Transaction Agreement, dated as of June 9, 2014, among PPL, HoldCo, Talen Energy, Energy Supply, Merger Sub, Raven, Jade and Sapphire, as amended by Amendment No. 1 to the Transaction Agreement, dated as of October 23, 2014.

“Transactions” means the transactions contemplated by the Separation Agreement and the Transaction Agreement, which provide, among other things, for the Separation Transactions and the Closing Transactions, as described in the section “The Transactions.”

“Transition Services Agreements” means the Transition Services Agreements that Talen Energy will be entering into with PPL and TPM.

“VaR” means value-at-risk, a statistical model that attempts to estimate the value of potential loss over a given holding period under normal market conditions at a given confidence level.

“VEBA” means Voluntary Employee Benefit Association Trust, accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

“VIE” means variable interest entity.

“VPP Star status” means the highest level of recognition in the DOE Voluntary Protection Program, a DOE program established to promote safety and health excellence through cooperative efforts among labor, management and government at the DOE contractor sites.

“WARN Act” means Worker Adjustment and Retraining Notification Act of 1988.

“WECC” means Western Electricity Coordinating Council, operator of the electricity transmission network and electricity energy market in all or parts of Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, South Dakota, Texas, Utah, Washington and Wyoming and the provinces of Alberta and British Columbia in Canada and the northern portion of Baja California in Mexico.

Report of Independent Registered Public Accounting Firm

The Board of Managers and Sole Member of PPL Energy Supply, LLC

We have audited the accompanying consolidated balance sheets of PPL Energy Supply, LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PPL Energy Supply, LLC and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 24, 2014 except for the effects of a retrospectively applied accounting standard as described in Note 1 and the effects of the sale of PPL Montana’s hydroelectric generating facilities as described in Note 5, as to which the date is December 22, 2014

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	2013	2012	2011
Operating Revenues
Unregulated wholesale energy	$2,909	$3,976	$5,058
Unregulated wholesale energy to affiliate	51	78	26
Unregulated retail energy	1,027	844	724
Energy-related businesses	527	448	464

Total Operating Revenues	4,514	5,346	6,272

Operating Expenses
Operation
Fuel	1,049	965	1,080
Energy purchases	1,168	1,818	2,283
Energy purchases from affiliate	3	3	3
Other operation and maintenance	1,026	997	948
Loss on lease termination (Note 4)	697
Depreciation	299	272	232
Taxes, other than income	53	55	58
Energy-related businesses	512	432	458

Total Operating Expenses	4,807	4,542	5,062

Operating Income (Loss)	(293)	804	1,210

Other Income (Expense) – net	30	18	23

Other-Than-Temporary Impairments	1	1	6

Interest Income from Affiliates	3	2	8

Interest Expense	159	158	174

Income (Loss) from Continuing Operations Before Income Taxes	(420)	665	1,061

Income Taxes	(159)	236	388

Income (Loss) from Continuing Operations After Income Taxes	(261)	429	673

Income (Loss) from Discontinued Operations (net of income taxes) (Note 5)	32	46	96

Net Income (Loss)	(229)	475	769

Net Income (Loss) Attributable to Noncontrolling Interests	1	1	1

Net Income (Loss) Attributable to PPL Energy Supply Member	$(230)	$474	$768

Amounts Attributable to PPL Energy Supply Member:
Income (Loss) from Continuing Operations After Income Taxes	$(262)	$428	$672
Income (Loss) from Discontinued Operations (net of income taxes)	32	46	96

Net Income (Loss)	$(230)	$474	$768

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	2013	2012	2011
Net income (loss)	$(229)	$475	$769

Other comprehensive income (loss):
Amounts arising during the period – gains (losses), net of tax (expense) benefit:
Available-for-sale securities, net of tax of ($72), ($31), ($6)	67	29	9
Qualifying derivatives, net of tax of $0, ($46), ($164)		68	267
Defined benefit plans:
Prior service costs, net of tax of ($1), $0, ($2)	2	1	(2)
Net actuarial gain (loss), net of tax of ($49), $56, $13	71	(82)	(22)
Reclassifications to net income – (gains) losses, net of tax expense (benefit):
Available-for-sale securities, net of tax of $4, $1, $5	(6)	(7)	(7)
Qualifying derivatives, net of tax of $84, $291, $242	(123)	(463)	(353)
Equity investees’ other comprehensive (income) loss, net of tax of $0, $0, $0			3
Defined benefit plans:
Prior service costs, net of tax of ($3), ($2), ($3)	4	5	4
Net actuarial loss, net of tax of ($10), ($2), ($2)	14	10	4

Total other comprehensive income (loss) attributable to PPL Energy Supply Member	29	(439)	(97)

Comprehensive income (loss)	(200)	36	672
Comprehensive income attributable to noncontrolling interests	1	1	1

Comprehensive income (loss) attributable to PPL Energy Supply Member	$(201)	$35	$671

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	2013	2012	2011
Cash Flows from Operating Activities
Net income (Loss)	$(229)	$475	$769
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	318	285	245
Amortization	156	119	137
Defined benefit plans – expense	51	43	36
Deferred income taxes and investment tax credits	(296)	152	317
Impairment of assets	65	3	13
Unrealized (gains) losses on derivatives, and other hedging activities	171	(41)	(283)
Loss on lease termination (Note 4)	426
Other	2	19	(65)
Change in current assets and current liabilities
Accounts receivable	23	(54)	38
Accounts payable	(56)	(22)	(73)
Unbilled revenues	83	33	14
Fuel, materials and supplies	(31)	(29)	(10)
Counterparty collateral	(81)	(34)	(190)
Taxes payable	(31)	(27)	27
Other	(14)	(39)	(8)
Other operating activities
Defined benefit plans – funding	(113)	(75)	(152)
Other assets	(4)	(41)	(30)
Other liabilities	(30)	17	(9)

Net cash provided by (used in) operating activities	410	784	776

Cash Flows from Investing Activities
Expenditures for property, plant and equipment	(583)	(648)	(661)
Proceeds from the sale of certain non-core generation facilities			381
Ironwood Acquisition, net of cash acquired		(84)
Expenditures for intangible assets	(42)	(45)	(57)
Purchases of nuclear plant decommissioning trust investments	(159)	(154)	(169)
Proceeds from the sale of nuclear plant decommissioning trust investments	144	139	156
Net (increase) decrease in notes receivable from affiliates		198	(198)
Net (increase) decrease in restricted cash and cash equivalents	(22)	104	(128)
Other investing activities	31	21	8

Net cash provided by (used in) investing activities	(631)	(469)	(668)

Cash Flows from Financing Activities
Issuance of long-term debt			500
Retirement of long-term debt	(747)	(9)	(750)
Contributions from member	1,577	563	461
Distributions to member	(408)	(787)	(316)
Cash included in net assets of subsidiary distributed to member			(325)
Net increase (decrease) in short-term debt	(356)	(44)	50
Other financing activities	(19)	(4)	(10)

Net cash provided by (used in) financing activities	47	(281)	(390)

Net Increase (Decrease) in Cash and Cash Equivalents	(174)	34	(282)
Cash and Cash Equivalents at Beginning of Period	413	379	661

Cash and Cash Equivalents at End of Period	$239	$413	$379

Supplemental Disclosures of Cash Flow Information
Cash paid (received) during the period for:
Interest – net of amount capitalized	$157	$150	$165
Income taxes – net	$189	$128	$69

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	2013	2012
Assets

Current Assets
Cash and cash equivalents	$239	$413
Restricted cash and cash equivalents	68	46
Accounts receivable (less reserve: 2013, $21; 2012, $23)
Customer	233	183
Other	97	31
Accounts receivable from affiliates	45	125
Unbilled revenues	286	369
Fuel, materials and supplies	358	327
Prepayments	20	15
Price risk management assets	860	1,511
Other current assets	27	10

Total Current Assets	2,233	3,030

Investments
Nuclear plant decommissioning trust funds	864	712
Other investments	37	41

Total Investments	901	753

Property, Plant and Equipment
Non-regulated property, plant and equipment
Generation	11,891	11,305
Nuclear fuel	591	524
Other	288	294
Less: accumulated depreciation – non-regulated property, plant and equipment	6,046	5,817

Non-regulated property, plant and equipment, net	6,724	6,306
Construction work in progress	450	987

Property, Plant and Equipment, net (a)	7,174	7,293

Other Noncurrent Assets
Goodwill	86	86
Other intangibles	266	252
Price risk management assets	328	557
Other noncurrent assets	86	404

Total Other Noncurrent Assets	766	1,299

Total Assets	$11,074	$12,375

(a)	At December 31, 2012, includes $428 million of PP&E, consisting primarily of “Generation,” including leasehold improvements from the consolidation of a VIE that was the owner/lessor of the Lower Mt. Bethel plant. See Note 18 for additional information.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	2013	2012
Liabilities and Equity

Current Liabilities
Short-term debt		$356
Long-term debt due within one year	$304	751
Accounts payable	393	438
Accounts payable to affiliates	4	31
Taxes	31	62
Interest	22	31
Price risk management liabilities	750	1,010
Deferred income taxes	9	158
Other current liabilities	269	319

Total Current Liabilities	1,782	3,156

Long-term Debt	2,221	2,521

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	1,114	1,232
Investment tax credits	205	186
Price risk management liabilities	320	556
Accrued pension obligations	111	293
Asset retirement obligations	393	365
Other deferred credits and noncurrent liabilities	130	218

Total Deferred Credits and Other Noncurrent Liabilities	2,273	2,850

Commitments and Contingent Liabilities (Note 11)

Equity
Member’s equity	4,798	3,830
Noncontrolling interests		18

Total Equity	4,798	3,848

Total Liabilities and Equity	$11,074	$12,375

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

PPL Energy Supply, LLC and Subsidiaries

(Millions of Dollars)

	Member’s equity	Non- controlling interests		Total
December 31, 2010 (a)	$4,491		$18	$4,509
Net income	768		1	769
Other comprehensive income (loss)	(97)			(97)
Contributions from member	461			461
Distributions	(316)		(1)	(317)
Distribution of membership interest in PPL Global (b)	(1,288)			(1,288)

December 31, 2011 (a)	$4,019		$18	$4,037

Net income	$474		$1	$475
Other comprehensive income (loss)	(439)			(439)
Contributions from member	563			563
Distributions	(787)		(1)	(788)

December 31, 2012 (a)	$3,830		$18	$3,848

Net income (loss)	$(230)		$1	$(229)
Other comprehensive income (loss)	29			29
Contributions from member	1,577			1,577
Distributions (c)	(408)		(19)	(427)

December 31, 2013 (a)	$4,798	$		$4,798

(a)	See Note 20 for disclosure of balances of each component of AOCI.
(b)	See Note 5 for additional information.
(c)	In December 2013, a distribution to noncontrolling interests was made related to the purchase of the Lower Mt. Bethel plant. See Note 18 for additional information.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

General

Capitalized terms and abbreviations appearing in the notes to financial statements are defined in the glossary. Dollars are in millions unless otherwise noted.

Business and Consolidation

PPL Energy Supply is an energy company conducting business primarily through its principal subsidiaries PPL Generation and PPL EnergyPlus. PPL Generation owns and operates a portfolio of competitive domestic power generating assets. These power plants are located in Pennsylvania and Montana and use well-diversified fuel sources including coal, uranium, natural gas, oil and water. PPL EnergyPlus sells electricity produced by PPL Generation subsidiaries, participates in wholesale market load-following auctions, and markets various energy products and commodities such as: capacity, transmission, FTRs, coal, natural gas, oil, uranium, emission allowances, RECs and other commodities in competitive wholesale and competitive retail markets, primarily in the northeastern and northwestern U.S.

PPL Energy Supply operates within a single reportable segment.

On April 13, 2012, an indirect, wholly owned subsidiary of PPL Energy Supply completed the Ironwood Acquisition. See Note 6 for additional information.

“Income (Loss) from Discontinued Operations (net of income taxes)” on the Statements of Income includes the activities of various businesses that were sold or distributed. See Note 5 for additional information. The Statements of Cash Flows do not separately report the cash flows of the Discontinued Operations.

The financial statements include each company’s own accounts as well as the accounts of all entities in which the company has a controlling financial interest. Entities for which a controlling financial interest is not demonstrated through voting interests are evaluated based on accounting guidance for VIEs. PPL Energy Supply consolidates a VIE when it is determined to have a controlling interest in the VIE, and thus are the primary beneficiary of the entity. See Note 18 for information regarding a previously consolidated VIE. Investments in entities in which a company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. All other investments are carried at cost or fair value. All significant intercompany transactions have been eliminated. Any noncontrolling interests are reflected in the financial statements.

The financial statements include PPL Energy Supply’s share of any undivided interests in jointly owned facilities, as well as its share of the related operating costs of those facilities. See Note 10 for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Accruals

Potential losses are accrued when (1) information is available that indicates it is “probable” that a loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. Accounting guidance defines “probable” as cases in which “the future event or events are likely to occur.” PPL Energy Supply continuously assesses potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events. Loss accruals for environmental remediation are discounted when appropriate.

The accrual of contingencies that might result in gains is not recorded, unless realization is assured.

Changes in Classification

The classification of certain amounts in the 2012 and 2011 financial statements have been changed to conform to the current presentation. The changes in classification did not affect PPL Energy Supply’s net income or equity.

Price Risk Management

Energy and energy-related contracts are used to hedge the variability of expected cash flows associated with the generating units and marketing activities, as well as for trading purposes at PPL Energy Supply. Interest rate contracts are used to hedge exposures to changes in the fair value of debt instruments and to hedge exposures to variability in expected cash flows associated with existing floating-rate debt instruments or forecasted fixed-rate issuances of debt. Similar derivatives may receive different accounting treatment, depending on management’s intended use and documentation.

Certain energy and energy-related contracts meet the definition of a derivative, while others do not meet the definition of a derivative because they lack a notional amount or a net settlement provision. In cases where there is no net settlement provision, markets are periodically assessed to determine whether market mechanisms have evolved that would facilitate net settlement. Certain derivative energy contracts have been excluded from the requirements of derivative accounting treatment because NPNS has been elected. These contracts are accounted for using accrual accounting. All other contracts that have been classified as derivative contracts are reflected on the balance sheets at fair value. These contracts are recorded as “Price risk management assets” and “Price risk management liabilities” on the Balance Sheets. The portion of derivative positions that deliver within a year are included in “Current Assets” and “Current Liabilities,” while the portion of derivative positions that deliver beyond a year are recorded in “Other Noncurrent Assets” and “Deferred Credits and Other Noncurrent Liabilities.” PPL Energy Supply considers intra-month transactions to be spot activity, which is not accounted for as a derivative.

Energy and energy-related contracts are assigned a strategy and accounting classification. Processes exist that allow for subsequent review and validation of the contract information. See Note 15 for more information. The accounting department provides the traders and the risk management department with guidelines on appropriate accounting classifications for various contract types and strategies. Some examples of these guidelines include, but are not limited to:

•	Physical coal, limestone, lime, uranium, electric transmission, gas transportation, gas storage and renewable energy credit contracts not traded on an exchange are not derivatives due to the lack of net settlement provisions.

•	Only contracts where physical delivery is deemed probable throughout the entire term of the contract can qualify for NPNS.

•	Physical transactions that permit cash settlement and financial transactions do not qualify for NPNS because physical delivery cannot be asserted; however, these transactions can receive cash flow hedge treatment if they effectively hedge the volatility in the future cash flows for energy-related commodities.

•	Certain purchased option contracts or net purchased option collars may receive cash flow hedge treatment.

•	Derivative transactions that do not qualify for NPNS or cash flow hedge treatment, or for which NPNS or cash flow hedge treatment is not elected, are recorded at fair value through earnings.

A similar process is also followed by the treasury department as it relates to interest rate derivatives. Examples of accounting guidelines provided to the treasury department staff include, but are not limited to:

•	Transactions to lock in an interest rate prior to a debt issuance can be designated as cash flow hedges, to the extent the forecasted debt issuances remain probable of occurring.

•	Transactions entered into to hedge fluctuations in the fair value of existing debt can be designated as fair value hedges.

•	Derivative transactions that do not qualify for cash flow treatment are marked to fair value through earnings.

Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing activities on the Statements of Cash Flows, depending on the classification of the hedged items.

PPL Energy Supply has elected not to offset net derivative positions against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

PPL Energy Supply reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in “Unregulated wholesale energy” on the Statements of Income.

See Notes 14 and 15 for additional information on derivatives.

Revenue

Revenue Recognition

Operating revenues, except for certain energy and energy-related contracts that meet the definition of derivative instruments and “Energy-related businesses,” are recorded based on energy deliveries through the end of the calendar month. Unbilled retail revenues result because customers’ meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh. Unbilled wholesale energy revenues are recorded at month-end to reflect estimated amounts until actual dollars and MWhs are confirmed and invoiced. Any difference between estimated and actual revenues is adjusted the following month.

Certain PPL Energy Supply subsidiaries participate primarily in the PJM RTO, as well as in other RTOs and ISOs. In PJM, PPL EnergyPlus is a marketer, a load-serving entity and a seller for PPL Energy Supply’s generation subsidiaries. A function of interchange accounting is to match participants’ MWh entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (load plus scheduled bilateral sales) during every hour of every day. If the net result during any given hour is an entitlement, the participant is credited with a spot-market sale to the RTO at the respective market price for that hour; if the net result is an obligation, the participant is charged with a spot-market purchase at the respective market price for that hour. PPL Energy Supply records the hourly net sales in its Statements of Income as “Unregulated wholesale energy” if in a net sales position and “Energy purchases” if in a net purchase position.

PPL Energy Supply records non-derivative energy marketing activity in the period when the energy is delivered. Generally, sales contracts held for non-trading purposes are reported gross on the Statements of Income within “Unregulated wholesale energy” and “Unregulated retail energy.” However, non-trading physical sales and purchases of electricity at major market delivery points (which is any delivery point with liquid pricing available, such as the pricing hub for PJM West), are netted and reported in the Statements of Income within “Unregulated wholesale energy” or “Energy purchases,” depending on the net hourly position. Certain energy and energy-related contracts that meet the definition of derivative instruments are recorded at fair value with subsequent changes in fair value recognized as revenue or expense (see Note 15), unless hedge accounting is applied or NPNS is elected. If derivatives meet cash flow hedging criteria, changes in fair value are recorded in AOCI. The unrealized and realized results of derivative and non-derivative contracts that are designated as proprietary trading activities are reported net on the Statements of Income within “Unregulated wholesale energy.”

“Energy-related businesses” revenue primarily includes revenue from PPL Energy Supply’s mechanical contracting and engineering subsidiaries. These subsidiaries record revenue from construction contracts on the percentage-of-completion method of accounting, measured by the actual cost incurred to date as a percentage of the estimated total cost for each contract. Accordingly, costs and estimated earnings in excess of billings on uncompleted contracts are recorded within “Unbilled revenues” on the Balance Sheets, and billings in excess of costs and estimated earnings on uncompleted contracts are recorded within “Other current liabilities” on the Balance Sheets. The amount of costs and estimated earnings in excess of billings was $14 million and $12 million at December 31, 2013 and 2012, and the amount of billings in excess of costs and estimated earnings was $75 million and $70 million at December 31, 2013 and 2012.

Accounts Receivable

Accounts receivable are reported on the Balance Sheets at the gross outstanding amount adjusted for an allowance for doubtful accounts.

In accordance with a PUC-approved purchase of accounts receivable program, PPL Electric purchases certain accounts receivable from alternative suppliers (including PPL EnergyPlus) at a discount, which reflects a provision for uncollectible accounts. The alternative suppliers have no continuing involvement or interest in the purchased accounts receivable. During 2013, 2012 and 2011, PPL Electric purchased $294 million, $313 million and $264 million of accounts receivable from PPL EnergyPlus.

Allowance for Doubtful Accounts

Accounts receivable collectability is evaluated using a combination of factors, including past due status based on contractual terms, trends in write-offs, the age of the receivable, counterparty creditworthiness and economic conditions. Specific events, such as bankruptcies, are also considered. Adjustments to the allowance for doubtful accounts are made when necessary based on the results of analysis, the aging of receivables and historical and industry trends.

Accounts receivable are written off in the period in which the receivable is deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when it is known they will be received.

The changes in the allowance for doubtful accounts were:

		Additions
	Balance at Beginning of Period	Charged to Income		Charged to Other Accounts	Deductions (a)		Balance at End of Period
2013	$23	$1			$3		$21
2012	15	12	(b)		4		23
2011	20	14	(b)		19	(c)	15

(a)	Primarily related to uncollectible accounts written off.
(b)	Includes amounts related to the SMGT bankruptcy. See Note 11 for additional information.
(c)	Includes amounts related to the June 2011, FERC approved settlement agreement between PPL and the California ISO related to the sales made to the California ISO during the period October 2000 through June 2001 that were not paid to PPL Energy Supply subsidiaries. Therefore, the receivable and the related allowance for doubtful accounts were reversed and the settlement recorded.

Cash

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash and Cash Equivalents

Bank deposits and other cash equivalents that are restricted by agreement or that have been clearly designated for a specific purpose are classified as restricted cash and cash equivalents. The change in restricted cash and cash equivalents is reported as an investing activity on the Statements of Cash Flows. On the Balance Sheets, the current portion of restricted cash and cash equivalents is shown as “Restricted cash and cash equivalents” while the noncurrent portion is included in “Other noncurrent assets.”

At December 31, the balances of restricted cash and cash equivalents included the following.

	2013	2012
Margin deposits posted to counterparties	$67	$43
Ironwood debt service reserves	17	17
Other	1	3

Total	$85	$63

Fair Value Measurements

PPL Energy Supply values certain financial and nonfinancial assets and liabilities at fair value. Generally, the most significant fair value measurements relate to price risk management assets and liabilities, investments in securities including investments in the NDT funds and defined benefit plans, and cash and cash equivalents. PPL Energy Supply and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models) and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

PPL Energy Supply classifies fair value measurements within one of three levels in the fair value hierarchy. The level assigned to a fair value measurement is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for substantially the full term of the asset or liability.

•	Level 3 – unobservable inputs that management believes are predicated on the assumptions market participants would use to measure the asset or liability at fair value.

Assessing the significance of a particular input requires judgment that considers factors specific to the asset or liability. As such, PPL Energy Supply’s assessment of the significance of a particular input may affect how the assets and liabilities are classified within the fair value hierarchy.

Investments

Generally, the original maturity date of an investment and management’s intent and ability to sell an investment prior to its original maturity determine the classification of investments as either short-term or long-term. Investments that would otherwise be classified as short-term, but are restricted as to withdrawal or use for other than current operations or are clearly designated for expenditure in the acquisition or construction of noncurrent assets or for the liquidation of long-term debts, are classified as long-term.

Short-term Investments

Short-term investments generally include certain deposits as well as securities that are considered highly liquid or provide for periodic reset of interest rates. Investments with original maturities greater than three months and less than a year, as well as investments with original maturities of greater than a year that management has the ability and intent to sell within a year, are included in “Other current assets” on the Balance Sheets.

Investments in Debt and Equity Securities

Investments in debt securities are classified as held-to-maturity and measured at amortized cost when there is an intent and ability to hold the securities to maturity. Debt and equity securities held principally to capitalize on fluctuations in their value with the intention of selling them in the near-term are classified as trading. All other investments in debt and equity securities are classified as available-for-sale. Both trading and available-for-sale securities are carried at fair value. The specific identification method is used to calculate realized gains and losses on debt and equity securities. Any unrealized gains and losses on trading securities are included in earnings.

The criteria for determining whether a decline in fair value of a debt security is other than temporary and whether the other-than-temporary impairment is recognized in earnings or reported in OCI require that when a debt security is in an unrealized loss position and:

•	there is an intent or a requirement to sell the security before recovery, the other-than-temporary impairment is recognized currently in earnings; or

•	there is no intent or requirement to sell the security before recovery, the portion of the other-than-temporary impairment that is considered a credit loss, if any, is recognized currently in earnings and the remainder of the other-than-temporary impairment is reported in OCI, net of tax.

Unrealized gains and losses on available-for-sale equity securities are reported, net of tax, in OCI. When an equity security’s decline in fair value below amortized cost is determined to be an other-than-temporary impairment, the unrealized loss is recognized currently in earnings. See Notes 14 and 19 for additional information on investments in debt and equity securities.

Long-Lived and Intangible Assets

Property, Plant and Equipment

PP&E is recorded at original cost, unless impaired. PP&E acquired in business combinations, such as the Ironwood acquisition, is recorded at fair value at the time of acquisition, which establishes its original cost. If impaired, the asset is written down to fair value at that time, which becomes the new cost basis of the asset. Original cost for constructed assets includes material, labor, contractor costs, certain overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. PPL Energy Supply records costs associated with planned major maintenance projects in the period in which the costs are incurred. No costs associated with planned major maintenance projects are accrued in advance of the period in which the work is performed.

Nuclear fuel-related costs, including fuel, conversion, enrichment, fabrication and assemblies, are capitalized as PP&E. Such costs are amortized as the fuel is spent using the units-of-production method and included in “Fuel” on the Statements of Income.

PPL Energy Supply capitalizes interest costs as part of construction costs. Capitalized interest is as follows.

2013	$37
2012	47
2011	47

Depreciation

Depreciation is recorded over the estimated useful lives of property using primarily the straight-line, composite and group methods. When a component of PP&E that was depreciated under the composite or group method is retired, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit that was depreciated under the composite or group method is retired or sold, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income.

The weighted-average rates of depreciation were 3.10 and 3.05 at December 31, 2013 and 2012.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable net assets acquired in a business combination.

Other acquired intangible assets are initially measured based on their fair value. Intangibles that have finite useful lives are amortized over their useful lives based upon the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Costs incurred to obtain an initial license and renew or extend terms of licenses are capitalized as intangible assets.

When determining the useful life of an intangible asset, including intangible assets that are renewed or extended, PPL Energy Supply and its subsidiaries consider the expected use of the asset; the expected useful life of other assets to which the useful life of the intangible asset may relate; legal, regulatory, or contractual provisions that may limit the useful life; the company’s historical experience as evidence of its ability to support renewal or extension; the effects of obsolescence, demand, competition, and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

PPL Energy Supply accounts for RECs as intangible assets. PPL Energy Supply buys and/or sells RECs and also creates RECs through owned renewable energy generation facilities. In any period, PPL Energy Supply can be a net purchaser or seller of RECs depending on its contractual obligations to purchase or deliver RECs and the production of RECs from its renewable energy generation facilities. The carrying value of RECs created from its renewable energy generation facilities is initially recorded at zero value and purchased RECs are initially recorded based on their purchase price. When RECs are consumed to satisfy an obligation to deliver RECs to meet a state’s Renewable Portfolio Standard Obligation or when RECs are sold to third parties, they are removed from the Balance Sheet at their weighted-average carrying value. Since the economic benefits of RECs are not diminished until they are consumed, RECs are not amortized; rather, they are expensed when consumed or a gain or loss is recognized when sold. Such expense is included in “Energy purchases” on the Statements of Income. Gains and losses on the sale of RECs are included in “Other operation and maintenance” on the Statements of Income.

PPL Energy Supply accounts for emission allowances as intangible assets. PPL Energy Supply is allocated emission allowances by states based on its generation facilities’ historical emissions experience, and has purchased emission allowances generally when it is expected that additional allowances will be needed. The carrying value of allocated emission allowances is initially recorded at zero value and purchased allowances are initially recorded based on their purchase price. When consumed or sold, emission allowances are removed from the Balance Sheet at their weighted-average carrying value. Since the economic benefits of emission allowances are not diminished until they are consumed, emission allowances are not amortized; rather, they are expensed when consumed or a gain or loss is recognized when sold. Such expense is included in “Fuel” on the Statements of Income. Gains and losses on the sale of emission allowances are included in “Other operation and maintenance” on the Statements of Income.

Asset Impairment (Excluding Investments)

PPL Energy Supply reviews long-lived assets that are subject to depreciation or amortization, including finite-lived intangibles, for impairment when events or circumstances indicate carrying amounts may not be recoverable. See Note 14 for a discussion of impairments related to certain intangible assets.

A long-lived asset classified as held and used is impaired when the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If impaired, the asset’s carrying value is written down to its fair value. See Notes 11 and 14 for a discussion of the Corette coal-fired plant in Montana which was determined to be impaired in the fourth quarter of 2013.

A long-lived asset classified as held for sale is impaired when the carrying amount of the asset (disposal group) exceeds its fair value less cost to sell. If impaired, the asset’s (disposal group’s) carrying value is written down to its fair value less cost to sell.

PPL Energy Supply’s Brunner Island and Montour coal-fired generation plants in Pennsylvania were tested for impairment in the fourth quarter of 2013 and it was concluded that neither plant was impaired as of December 31, 2013. The recoverability test is very sensitive to forward energy and capacity price assumptions as well as forecasted operation and maintenance and capital spending. Therefore, a further decline in forecasted long-term energy or capacity prices or changes in environmental laws requiring additional capital or operations and maintenance costs, could negatively impact PPL Energy Supply’s operations of these facilities and potentially result in future impairment charges for some or all of the carrying value of these plants. The carrying value of these assets was $2.7 billion as of December 31, 2013 ($1.4 billion for Brunner Island and $1.3 billion for Montour).

PPL Energy Supply reviews goodwill for impairment at the reporting unit level annually or more frequently when events or circumstances indicate that the carrying amount of a reporting unit may be greater than the unit’s fair value. Additionally, goodwill must be tested for impairment in circumstances when a portion of goodwill has been allocated to a business to be disposed. PPL Energy Supply’s reporting unit is at the operating segment level.

PPL Energy Supply may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a two-step quantitative test. If the qualitative evaluation (referred to as “step zero”) is elected and the assessment results in a determination that it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, the two-step quantitative impairment test is not necessary. However, the quantitative impairment test is required if management concludes it is more likely than not that the fair value of a reporting unit is less than the carrying amount based on the step zero assessment.

If the carrying amount of the reporting unit, including goodwill, exceeds its fair value, the implied fair value of goodwill must be calculated in the same manner as goodwill in a business combination. The fair value of a reporting unit is allocated to all assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, goodwill is written down to its implied fair value.

PPL Energy Supply elected to bypass step zero and quantitatively tested the goodwill for impairment in the fourth quarter of 2013 and no impairment was recognized.

Asset Retirement Obligations

PPL Energy Supply and its subsidiaries record liabilities to reflect various legal obligations associated with the retirement of long-lived assets. Initially, this obligation is measured at fair value and offset with an increase in the value of the capitalized asset, which is depreciated over the asset’s useful life. Until the obligation is settled, the liability is increased through the recognition of accretion expense classified within “Other operation and maintenance” on the Statements of Income to reflect changes in the obligation due to the passage of time.

Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the ARO. Any change to the capitalized asset, positive or negative, is generally amortized over the remaining life of the associated long-lived asset. See Note 17 for additional information on AROs.

Compensation and Benefits

Defined Benefits

PPL sponsors various defined benefit pension and other postretirement plans in which PPL Energy Supply participates. Additionally, a subsidiary of PPL Energy Supply sponsors a defined benefit pension plan for its employees. For reporting purposes, PPL Energy Supply records its pro rata share of the pension and other post retirement plans in which it participates as if it was the Plan Sponsor, based on actuarially determined calculations of its share of the liability and associated plan assets. Therefore, for plans in which its subsidiary sponsors, and PPL Plans in which PPL Energy Supply participates, an asset or liability is recorded to recognize the funded status of all defined benefit plans with an offsetting entry to AOCI. Consequently, the funded status of all defined benefit plans is fully recognized on the Balance Sheets.

The expected return on plan assets is determined based on a market-related value of plan assets, which is calculated by rolling forward the prior year market-related value with contributions, disbursements and long-term expected return on investments. One-fifth of the difference between the actual value and the expected value is added (or subtracted if negative) to the expected value to determine the new market-related value.

PPL and PPL Energy Supply use an accelerated amortization method for the recognition of gains and losses for its defined benefit pension plans. Under the accelerated method, actuarial gains and losses in excess of 30% of the plan’s projected benefit obligation are amortized on a straight-line basis over one-half of the expected average remaining service of active plan participants. Actuarial gains and losses in excess of 10% of the greater of the plan’s projected benefit obligation or the market-related value of plan assets and less than 30% of the plan’s projected benefit obligation are amortized on a straight-line basis over the expected average remaining service period of active plan participants.

See Note 9 for a discussion of defined benefits.

Stock-Based Compensation

PPL has several stock-based compensation plans for purposes of granting stock options, restricted stock, restricted stock units and performance units in which PPL Energy Supply participates. PPL grants most stock-based awards in the first quarter of each year. PPL and its subsidiaries recognize compensation expense for stock-based awards based on the fair value method. Stock options that vest in installments are valued as a single award. PPL grants stock options with an exercise price that is not less than the fair value of PPL’s common stock on the date of grant. See Note 8 for a discussion of stock-based compensation. All awards are recorded as equity or a liability on the Balance Sheets. Stock-based compensation is primarily included in “Other operation and maintenance” on the Statements of Income. Stock-based compensation expense for PPL Energy Supply includes an allocation of PPL Services’ expense.

Taxes

Income Taxes

PPL and its subsidiaries file a consolidated U.S. federal income tax return. The income tax provision for PPL Energy Supply is calculated in accordance with an intercompany tax sharing agreement which provides that taxable income be calculated as if PPL Energy Supply filed a separate return. Tax benefits are not shared between the participants in the PPL tax sharing agreement. The entity that generates a tax benefit is the entity that is entitled to the tax benefit. The effect of PPL filing a consolidated tax return is taken into account in the settlement of current taxes and the recognition of deferred taxes. At December 31, 2013 and 2012, the intercompany tax receivables (payables) that were recorded were $44 million and $(38) million.

Significant management judgment is required in developing PPL Energy Supply’s provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken in tax returns and valuation allowances on deferred tax assets.

Significant management judgment is also required to determine the amount of benefit to be recognized in relation to an uncertain tax position. PPL Energy Supply uses a two-step process to evaluate tax positions. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in the financial statements the benefit of a tax position that meets the more-likely-than-not recognition criterion. The benefit recognized is measured at the largest amount of benefit that has a likelihood of realization, upon settlement, that exceeds 50%. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements of PPL Energy Supply in future periods.

Deferred income taxes reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes, as well as the tax effects of net operating losses and tax credit carryforwards.

PPL Energy Supply records valuation allowances to reduce deferred tax assets to the amounts that are more likely than not to be realized. PPL Energy Supply considers the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in initially recording and subsequently reevaluating the need for valuation allowances. If PPL Energy Supply determines that it is able to realize deferred tax assets in the future in excess of recorded net deferred tax assets, adjustments to the valuation allowances increase income by reducing tax expense in the period that such determination is made. Likewise, if PPL Energy Supply determines that it is not able to realize all or part of net deferred tax assets in the future, adjustments to the valuation allowances would decrease income by increasing tax expense in the period that such determination is made.

PPL Energy Supply defers investment tax credits when the credits are utilized and amortizes the deferred amounts over the average lives of the related assets.

PPL Energy Supply recognizes interest and penalties in “Income Taxes” on its Statements of Income.

See Note 2 for additional discussion regarding income taxes.

Taxes, Other Than Income

PPL Energy Supply presents sales taxes in “Other current liabilities” on the Balance Sheets. These taxes are not reflected on the Statements of Income. See Note 2 for details on taxes included in “Taxes, other than income” on the Statements of Income.

Other

Leases

PPL Energy Supply evaluates whether arrangements entered into contain leases for accounting purposes. See Note 7 for a discussion of arrangements under which PPL Energy Supply is a lessee for accounting purposes.

Fuel, Materials and Supplies

Fuel, natural gas stored underground and materials and supplies are valued at the lower of cost or market using the average cost method. Fuel costs for electric generation are charged to expense as used.

“Fuel, materials and supplies” on the Balance Sheets consisted of the following at December 31.

	2013	2012
Fuel	$163	$135
Natural gas stored underground (a)	2	8
Materials and supplies	193	184

	$358	$327

(a)	The majority of natural gas stored underground is available for resale.

Guarantees

Generally, the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. However, there are certain guarantees excluded from the scope of accounting guidance and other guarantees that are not subject to the initial recognition and measurement provisions of accounting guidance that only require disclosure. See Note 11 for further discussion of recorded and unrecorded guarantees.

New Accounting Guidance Adopted

Improving Disclosures about Offsetting Balance Sheet Items

Effective January 1, 2013, PPL Energy Supply retrospectively adopted accounting guidance issued to enhance disclosures about derivative instruments that either (1) offset on the balance sheet or (2) are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the balance sheet.

The adoption of this guidance resulted in enhanced disclosures but did not have a significant impact on PPL Energy Supply. See Note 15 for the new disclosures.

Testing Indefinite-Lived Intangible Assets for Impairment

Effective January 1, 2013, PPL Energy Supply prospectively adopted accounting guidance that allows an entity to elect the option to first make a qualitative evaluation about the likelihood of an impairment of an indefinite-lived intangible asset. If, based on this assessment, the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset exceeds the carrying amount, a quantitative impairment test does not need to be performed. If the entity concludes otherwise, a quantitative impairment test must be performed by determining the fair value of the asset and comparing it with the carrying value. The entity would record an impairment charge, if necessary.

The adoption of this guidance did not have a significant impact on PPL Energy Supply.

Reporting Amounts Reclassified Out of AOCI

Effective January 1, 2013, PPL Energy Supply prospectively adopted accounting guidance issued to improve the reporting of reclassifications out of AOCI. PPL Energy Supply is required to provide information about the effects on net income of significant amounts reclassified out of AOCI by its respective statement of income line item, if the item is required to be reclassified to net income in its entirety. For items not reclassified to net income in their entirety, PPL Energy Supply is required to reference other disclosures that provide greater detail about these reclassifications.

The adoption of this guidance resulted in enhanced disclosures but did not have a significant impact on PPL Energy Supply. See Note 20 for the new disclosures.

New Accounting Guidance Retrospectively Applied

The following accounting standard adopted January 1, 2014 required retrospective application. The presentation in these financial statements has been revised to reflect the application of this standard.

Accounting for Obligations Resulting from Joint and Several Liability Arrangements

Effective January 1, 2014, PPL Energy Supply retrospectively adopted accounting guidance for the recognition, measurement and disclosure of certain obligations resulting from joint and several liability arrangements when the amount of the obligation is fixed at the reporting date. If the obligation is determined to be in the scope of this guidance, it will be measured as the sum of the amount the reporting entity agreed to pay on the basis of its arrangements among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance also requires additional disclosures for these obligations.

Retrospective application was required and has been reflected in these financial statements, but the adoption of this guidance did not have a significant impact on PPL Energy Supply.

2.	Income and Other Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes and the tax effects of net operating loss and tax credit carryforwards.

Net deferred tax assets have been recognized based on management’s estimates of future taxable income for the U.S. jurisdictions in which PPL Energy Supply’s operations have historically been profitable.

Significant components of PPL Energy Supply’s deferred income tax assets and liabilities were as follows:

	2013	2012
Deferred Tax Assets
Deferred investment tax credits	$84	$75
Accrued pension costs	39	94
Federal loss carryforwards	28	51
Federal tax credit carryforwards	131	113
State loss carryforwards	80	79
Other	69	68
Valuation allowances	(78)	(74)

Total deferred tax assets	353	406

	2013	2012
Deferred Tax Liabilities
Plant – net	1,392	1,579
Unrealized gain on qualifying derivatives	38	173
Other	46	44

Total deferred tax liabilities	1,476	1,796

Net deferred tax liability	$1,123	$1,390

At December 31, PPL Energy Supply had the following loss and tax credit carryforwards.

	2013	Expiration
Loss carryforwards
Federal net operating losses	$80	2031-2032
State net operating losses (a)	1,204	2014-2033

Credit carryforwards
Federal investment tax credit	120	2031-2033
Federal – other	9	2031-2033

(a)	A valuation allowance of $78 million has been recorded against the deferred tax assets for these losses.

Federal alternative minimum tax credit carryforwards were insignificant at December 31, 2013.

Valuation allowances have been established for the amount that, more likely than not, will not be realized. The changes in deferred tax valuation allowances were:

		Additions
	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Deductions		Balance at End of Period
2013	$74	$4				$78
2012	72	2				74
2011	408	22		$358	(a)	72

(a)	During 2011, PPL Energy Supply distributed its membership interest in PPL Global to PPL Energy Funding. See Note 5 for additional information.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to “Income (Loss) from Continuing Operations Before Income Taxes” to income taxes for reporting purposes, and details of “Taxes, other than income” were as follows:

	2013	2012	2011
Income Tax Expense (Benefit)
Current – Federal	$118	$74	$120
Current – State	16	19	(16)

Total Current Expense (Benefit)	134	93	104

Deferred – Federal	(285)	187	225
Deferred – State	(27)	7	62

Total Deferred Expense (Benefit), excluding operating loss carryforwards	(312)	194	287

Investment tax credit, net – federal	(3)	(2)	(3)

	2013	2012	2011
Tax expense (benefit) of operating loss carryforwards
Deferred – Federal (a)	22	(48)
Deferred – State		(1)

Total Tax Expense (Benefit) of Operating Loss Carryforwards	22	(49)

Total income taxes from continuing operations (b)	$(159)	$236	$388

Total income tax expense – Federal	$(148)	$211	$342
Total income tax expense (benefit) – State	(11)	25	46

Total income taxes from continuing operations (b)	$(159)	$236	$388

(a)	A 2012 federal income tax return adjustment was recorded in 2013 related to a reduction in the 2012 net operating loss recorded in the filed return. The reduction was primarily due to PPL’s decision, at the time of filing, to utilize regular Modified Accelerated Cost Recovery System depreciation rates for certain non-regulated assets otherwise eligible for bonus tax depreciation.
(b)	Excludes current and deferred federal, state and foreign tax expense (benefit) recorded to Discontinued Operations of $17 million in 2013, $27 million in 2012 and $60 million in 2011. Also, excludes federal, state and foreign tax expense (benefit) recorded to OCI of $47 million in 2013, $(267) million in 2012 and $(83) million in 2011. The deferred tax benefit of operating loss carryforwards was insignificant for 2011.

	2013	2012	2011
Reconciliation of Income Tax Expense
Federal income tax on Income (Loss) from Continuing Operations Before Income Taxes at statutory tax rate – 35%	$(147)	$233	$371

Increase (decrease) due to:
State income taxes, net of federal income tax benefit	(25)	29	51
State valuation allowance adjustments (a)	4	2	22
State deferred tax rate change (b)	15	(19)	(26)
Federal and state tax reserves adjustments (c)	6	(2)	2
Federal and state income tax return adjustments (d)	(1)	4	(22)
Federal income tax credits (e)	(6)	(10)	(7)
Other	(5)	(1)	(3)

Total increase (decrease)	(12)	3	17

Total income taxes from continuing operations	$(159)	$236	$388

Effective income tax rate	37.9%	35.5%	36.6%

(a)	During 2011, the Pennsylvania Department of Revenue issued interpretive guidance on the treatment of bonus depreciation for Pennsylvania income tax purposes. The guidance allows 100% bonus depreciation for qualifying assets in the same year bonus depreciation is allowed for Federal income tax purposes. Due to the decrease in projected taxable income related to bonus depreciation and a decrease in projected future taxable income, PPL Energy Supply recorded state deferred income tax expense related to deferred tax valuation allowances during 2011.
(b)	During 2013, 2012 and 2011, PPL Energy Supply recorded adjustments related to its December 31 state deferred tax liabilities as a result of annual changes in state apportionment and the impact on the future estimated state income tax rate.
(c)	During 2013, PPL Energy Supply reversed $3 million in tax benefits related to a 2008 change in method of accounting for certain expenditures for tax purposes and recorded $4 million in federal tax expense related to differences in over (under) payment interest rates applied to audit claims as a result of the U.S. Supreme Court decision related to Windfall Profits Tax.

(d)	During 2011, PPL Energy Supply recorded federal and state tax benefits related to the filing of the 2010 federal and state income tax returns. Of this amount, $7 million in tax benefits related to an additional domestic manufacturing deduction resulting from revised bonus depreciation amounts.
(e)	During 2013, 2012 and 2011, PPL Energy Supply recorded a deferred tax benefit related to investment tax credits on progress expenditures related to hydroelectric plant expansions. See Note 4 for additional information.

	2013	2012	2011
Taxes, other than income
State gross receipts	$37	$35	$31
State capital stock	1	5	12
Property and other	15	15	15

Total	$53	$55	$58

Unrecognized Tax Benefits

Changes to unrecognized tax benefits were as follows:

	2013	2012
Beginning of period	$30	$28
Additions based on tax positions of prior years		4
Reductions based on tax positions of prior years	(15)	(2)

End of period	$15	$30

At December 31, 2013, it was reasonably possible that during the next 12 months the total amount of unrecognized tax benefits could decrease by $15 million.

These potential changes could result from subsequent recognition, derecognition and/or changes in the measurement of uncertain tax positions related to the impact on alternative minimum tax and other credits, the timing and/or valuation of certain deductions, intercompany transactions and unitary filing groups. The events that could cause these changes are direct settlements with taxing authorities, litigation, legal or administrative guidance by relevant taxing authorities and the lapse of an applicable statute of limitation.

At December 31, 2013 and 2012, the total unrecognized tax benefits and related indirect effects that, if recognized, would decrease the effective tax rate were $14 million and $13 million.

At December 31, 2013 and 2012, receivable balances of $15 million and $17 million were recorded for interest related to tax positions.

The following interest expense (benefit) was recognized in income taxes.

2013	2012	2011
$5	$(4)	$6

The income tax provisions for PPL Energy Supply is calculated in accordance with an intercompany tax sharing agreement which provides that taxable income be calculated as if each domestic subsidiary filed a separate consolidated return. Based on this tax sharing agreement, PPL Energy Supply or its subsidiaries indirectly or directly file tax returns in three major tax jurisdictions. With few exceptions, at December 31, 2013, these jurisdictions, as well as the tax years that are no longer subject to examination, were as follows:

U.S. (federal)	1997 and prior
Pennsylvania (state)	2009 and prior
Montana (state)	2009 and prior

Other

PPL Energy Supply changed its method of accounting for repair expenditures for tax purposes effective for its 2008 tax year for Pennsylvania operations. PPL Energy Supply made the same change for its Montana operations for the 2009 tax year. In 2011, the IRS issued guidance on repair expenditures related to network assets providing a safe harbor method of determining whether the repair expenditures can be currently deducted for tax purposes. On April 30, 2013, the IRS issued Revenue Procedure 2013-24 providing guidance to taxpayers to determine whether expenditures to maintain, replace or improve steam or electric generation property must be capitalized for tax purposes. PPL Energy Supply believes that this guidance will not have a material impact on PPL Energy Supply’s current treatment of such expenditures. The IRS may assert, and ultimately conclude, that PPL Energy Supply’s deduction for generation-related expenditures should be less than the amount determined by PPL Energy Supply. PPL Energy Supply believes that it has established adequate reserves for this contingency.

3.	Financing Activities

Credit Arrangements and Short-term Debt

PPL Energy Supply maintains credit facilities to enhance liquidity, provide credit support and provide a backup to commercial paper programs. The amounts borrowed below are recorded as “Short-term debt” on the Balance Sheets. The following credit facilities were in place at:

	December 31, 2013					December 31, 2012
	Expiration Date	Capacity	Borrowed	Letters of Credit Issued and Commercial Paper Backup	Unused Capacity	Borrowed	Letters of Credit Issued and Commercial Paper Backup
Syndicated Credit Facility (a)(b)	Nov. 2017	$3,000		$29	$2,971		$499
Letter of Credit Facility (b)	Mar. 2014	150		138	12		132
Uncommitted Credit Facilities (b)		175		77	98		40

Total PPL Energy Supply Credit Facilities		$3,325		$244	$3,081		$671

(a)	PPL Energy Supply pays customary fees and borrowings generally bear interest at LIBOR-based rates plus an applicable margin.
(b)	The facility contains a financial covenant requiring debt to total capitalization not to exceed 65%. Additionally, subject to certain conditions, PPL Energy Supply may request that its facility’s capacity be increased by up to $500 million.

PPL Energy Supply maintains a commercial paper program to provide an additional financing source to fund short-term liquidity needs, as necessary. Commercial paper issuances, included in “Short-term debt” on the Balance Sheets, are supported by PPL Energy Supply’s Syndicated Credit Facility. The following commercial paper program was in place at:

December 31, 2013				December 31, 2012
Weighted - Average Interest Rate	Capacity	Commercial Paper Issuances	Unused Capacity	Weighted - Average Interest Rate	Commercial Paper Issuances
	$750		$750	0.50%	$356

PPL Energy Supply maintains a $500 million Facility Agreement expiring June 2017, whereby PPL Energy Supply has the ability to request up to $500 million of committed letter of credit capacity at fees to be agreed upon at the time of each request, based on certain market conditions. At December 31, 2013, PPL Energy Supply has not requested any capacity for the issuance of letters of credit under this arrangement.

PPL Energy Supply, PPL EnergyPlus, PPL Montour and PPL Brunner Island maintain an $800 million secured energy marketing and trading facility, whereby PPL EnergyPlus will receive credit to be applied to satisfy collateral posting obligations related to its energy marketing and trading activities with counterparties participating in the facility. The credit amount is guaranteed by PPL Energy Supply, PPL Montour and PPL Brunner Island. PPL Montour and PPL Brunner Island have granted liens on their respective generating facilities to secure any amount they may owe under their guarantees, which had an aggregate carrying value of $2.7 billion at December 31, 2013. The facility expires in November 2018, but is subject to automatic one-year renewals under certain conditions. There were no secured obligations outstanding under this facility at December 31, 2013.

See Note 12 for discussion of intercompany borrowings.

Long-term Debt

	Weighted-Average Rate		December 31,
		Maturities	2013	2012
Senior Unsecured Notes (a)	5.32%	2014 - 2038	$2,493	$2,581
Senior Secured Notes (b)	8.86%	2025	49	663
Other	6.00%	2020	5	5

Total Long-term Debt Before Adjustments			2,547	3,249
Fair market value adjustments			(22)	22
Unamortized premium and (discount), net				1

Total Long-term Debt			2,525	3,272
Less current portion of Long-term Debt			304	751

Total Long-term Debt, noncurrent			$2,221	$2,521

(a)	Includes $300 million of 5.70% REset Put Securities due 2035 (REPS). The REPS bear interest at a rate of 5.70% per annum to, but excluding, October 15, 2015 (Remarketing Date). The REPS are required to be put by existing holders on the Remarketing Date either for (a) purchase and remarketing by a designated remarketing dealer or (b) repurchase by PPL Energy Supply. If the remarketing dealer elects to purchase the REPS for remarketing, it will purchase the REPS at 100% of the principal amount, and the REPS will bear interest on and after the Remarketing Date at a new fixed rate per annum determined in the remarketing. PPL Energy Supply has the right to terminate the remarketing process. If the remarketing is terminated at the option of PPL Energy Supply or under certain other circumstances, including the occurrence of an event of default by PPL Energy Supply under the related indenture or a failed remarketing for certain specified reasons, PPL Energy Supply will be required to pay the remarketing dealer a settlement amount as calculated in accordance with the related remarketing agreement.
(b)	2012 includes lease financing consolidated through a VIE which was repaid in 2013. See Note 18 for additional information.

None of the outstanding debt securities noted above have sinking fund requirements. The aggregate maturities of long-term debt for the periods 2014 through 2018 and thereafter are as follows.

2014	$304
2015	304
2016	354
2017	4
2018	403
Thereafter	1,178

Total	$2,547

Long-term Debt Activities

In February 2013, PPL Energy Supply completed an offer to exchange up to all, but not less than a majority, of PPL Ironwood’s 8.857% Senior Secured Bonds due 2025 (Ironwood Bonds), for newly issued PPL Energy Supply Senior Notes, Series 4.60% due 2021. A total of $167 million aggregate principal amount of outstanding Ironwood Bonds was exchanged for $212 million aggregate principal amount of Senior Notes, Series 4.60% due 2021. This transaction was accounted for as a modification of the existing debt; therefore, the amount of debt on the Balance Sheet remained at $167 million and will be accreted to $212 million over the life of the new Senior Notes. No gain or loss was recorded and the exchange was considered non-cash activity that was excluded from the 2013 Statement of Cash Flows.

In July 2013, PPL Energy Supply repaid the entire $300 million principal amount of its 6.30% Senior Notes upon maturity.

In December 2013, the entire $284 million and $153 million principal amounts of the 8.05% and 8.30% Senior Notes were repaid upon maturity in connection with the Lower Mt. Bethel lease termination. See Note 18 for additional information.

Legal Separateness

The subsidiaries of PPL Energy Supply are each separate legal entities. These subsidiaries are not liable for the debts of PPL Energy Supply. Accordingly, creditors of PPL Energy Supply may not satisfy their debts from the assets of its subsidiaries absent a specific contractual undertaking by a subsidiary to pay the creditors or as required by applicable law or regulation. Similarly, PPL Energy Supply is not liable for the debts of its subsidiaries, nor are its subsidiaries liable for the debts of one another. Accordingly, creditors of these subsidiaries may not satisfy their debts from the assets of PPL Energy Supply (or its other subsidiaries) absent a specific contractual undertaking by that parent or other subsidiary to pay such creditors or as required by applicable law or regulation.

Distributions, Capital Contributions and Related Restrictions

The following distributions and capital contributions occurred in 2013:

Distributions paid to member	$408
Capital contributions received from member	1,577

4.	Acquisitions, Development and Divestitures

PPL Energy Supply from time to time evaluates opportunities for potential acquisitions, divestitures and development projects. Development projects are reexamined based on market conditions and other factors to determine whether to proceed with the projects, sell, cancel or expand them, execute tolling agreements or pursue other options. Any resulting transactions may impact future financial results. See Note 5 for information on discontinued operations. See Note 6 for information on completed acquisitions.

Development

Hydroelectric Expansion Projects

In 2009, in light of the availability of tax incentives and potential federal loan guarantees for renewable projects contained in the Economic Stimulus Package, PPL Energy Supply filed an application with the FERC to expand capacity at its Holtwood and Rainbow hydroelectric facilities, which the FERC approved. In the first quarter of 2013, the Rainbow hydroelectric redevelopment project in Great Falls, Montana, which increased total capacity to 63 MW, was placed in service. In the fourth quarter of 2013, the 125 MW Holtwood project was placed in service.

PPL Energy Supply believes that the projects are eligible for either investment tax credits or Section 1603 Treasury grants. As of December 31, 2013, PPL Energy Supply had recognized investment tax credits for both projects and continued to evaluate the desirability of obtaining Treasury grants in lieu of the investment tax credits.

As of December 31, 2013, PPL Energy Supply had recorded cumulative deferred investment tax credits of $60 million and $117 million for the Rainbow and Holtwood hydroelectric facilities. The credits reduced PPL Energy Supply’s tax liability and are amortized over the life of the related assets.

In January 2014, the U.S. Department of Treasury awarded $56 million for Specified Energy Property in Lieu of Tax Credits for the Rainbow project. PPL Energy Supply has accepted and will account for the receipt of the $56 million grant in 2014. PPL Energy Supply is required to recapture $60 million of investment tax credits previously recorded related to the Rainbow project as a result of the grant receipt. The accounting for the grant receipt and recapture of investment tax credits is not expected to have a significant impact on the financial statements in 2014.

Bell Bend COLA

In 2008, a PPL Energy Supply subsidiary, PPL Bell Bend, LLC (PPL Bell Bend) submitted a COLA to the NRC for the proposed Bell Bend nuclear generating unit (Bell Bend) to be built adjacent to the Susquehanna plant.

In 2008, PPL Bell Bend submitted Parts I and II of an application for a federal loan guarantee for Bell Bend to the DOE. In February 2014, the DOE announced the first loan guarantee for a nuclear project in Georgia. Eight of the ten applicants that submitted Part II applications remain active in the DOE program; however, the DOE has stated that the $18.5 billion currently appropriated to support new nuclear projects would not likely be enough for more than three projects. PPL Bell Bend submits quarterly application updates for Bell Bend to the DOE to remain active in the loan guarantee application process.

The NRC continues to review the COLA. PPL Bell Bend does not expect to complete the COLA review process with the NRC prior to 2016. PPL Bell Bend has made no decision to proceed with construction and expects that such decision will not be made for several years given the anticipated lengthy NRC license approval process. Additionally, PPL Bell Bend does not expect to proceed with construction absent favorable economics, a joint arrangement with other interested parties and a federal loan guarantee or other acceptable financing. PPL Bell Bend is currently authorized to spend up to $224 million on the COLA and other permitting costs necessary for construction, which is expected to be sufficient to fund the project through receipt of the license. At December 31, 2013 and December 31, 2012, $173 million and $154 million of costs, which includes capitalized interest, associated with the licensing application were capitalized and are included on the Balance Sheets in noncurrent “Other intangibles.” PPL Bell Bend believes that the estimated fair value of the COLA currently exceeds the costs expected to be capitalized associated with the licensing application.

Other

Termination of Colstrip Lease

To facilitate the sale of PPL Montana’s hydroelectric generation facilities (see Note 5 for information), on December 20, 2013, PPL Montana terminated its operating lease arrangement related to partial interests in Units 1, 2 and 3 of the Colstrip coal-fired electric generating facility and acquired those interests, collectively, for $271 million. At lease termination, the existing lease-related assets on the balance sheet consisting primarily of prepaid rent and leasehold improvements were written-off and the acquired Colstrip assets were recorded at fair value as of the acquisition date. PPL Energy Supply recorded a charge of $697 million ($413 million after-tax) for the termination of the lease included in “Loss on lease termination” on the 2013 Statements of Income. The $271 million payment is reflected in “Cash Flows from Operating Activities” on the 2013 Statements of Cash Flow.

5.	Discontinued Operations

Sale of Certain Non-core Generation Facilities

In 2011, PPL Energy Supply subsidiaries completed the sale of their ownership interests in certain non-core generation facilities, which were included in the Supply segment, for $381 million. The transaction included the natural gas-fired facilities in Wallingford, Connecticut and University Park, Illinois and an equity interest in Safe Harbor Water Power Corporation, which owns a hydroelectric facility in Conestoga, Pennsylvania. There was no significant impact on earnings in 2011 from the operation of this business or as a result of the sale.

Distribution of Membership Interest in PPL Global to Parent

In January 2011, PPL Energy Supply distributed its entire membership interest in PPL Global to its parent, PPL Energy Funding. The distribution was made based on the book value of the assets and liabilities of PPL Global with financial effect as of January 1, 2011, and no gains or losses were recognized on the distribution.

The amount of cash and cash equivalents of PPL Global at the time of the distribution was reflected as a financing activity in the 2011 Statement of Cash Flows.

Montana Hydroelectric Generation Sale Agreement

In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern its hydroelectric generating facilities located in Montana with a generation capacity of 633 MW for $900 million in cash, subject to certain adjustments. The sale, which closed in November 2014, included 11 hydroelectric power facilities and related assets and provided net proceeds of approximately $890 million. Due to uncertainties related to certain of the closing conditions, as of December 31, 2013 the sale did not meet the applicable accounting criteria for the assets and liabilities included in the transaction to be classified as held for sale on the balance sheet. The criteria were met in September 2014.

Following are the components of Discontinued Operations in the Statements of Income.

	2013	2012	2011
Operating revenues	$139	$154	$157
Operating expenses (a)	78	71	6

Operating income (loss)	61	83	151
Interest expense (b)	12	10

Income (loss) before income taxes	49	73	151
Income tax expense (benefit)	17	27	57

Income (Loss) from Discontinued Operations	$32	$46	$94

(a)	2011 includes the impact of the reversal of a loss accrual related to streambed usage litigation. See “Legal Matters—Montana Hydroelectric Litigation” in Note 11 for additional information.
(b)	Represents allocated interest expense based upon the discontinued operations share of the net assets of PPL Energy Supply.

6.	Business Acquisitions

Ironwood Acquisition

On April 13, 2012, an indirect, wholly owned subsidiary of PPL Energy Supply completed the acquisition of all of the equity interests of two subsidiaries of The AES Corporation, AES Ironwood, L.L.C. (subsequently renamed PPL Ironwood, LLC) and AES Prescott, L.L.C. (subsequently renamed PPL Prescott, LLC), which together own and operate, the Ironwood Facility. The Ironwood Facility began operation in 2001 and, since 2008, PPL EnergyPlus has supplied natural gas for the facility and received the facility’s full electricity output and capacity value pursuant to a tolling agreement that expires in 2021. The acquisition provides PPL Energy Supply, through its subsidiaries, operational control of additional combined-cycle gas generation in PJM.

The fair value of the consideration paid for this acquisition was as follows.

Aggregate enterprise consideration	$326
Less: Fair value of long-term debt outstanding assumed through consolidation (a)	258
Plus: Restricted cash debt service reserves	17

Cash consideration paid for equity interests (including working capital adjustments)	$85

(a)	The long-term debt assumed through consolidation consisted of $226 million aggregate principal amount of 8.857% senior secured bonds to be fully repaid by December 31, 2025, plus $8 million of debt service reserve loans, and a $24 million fair value adjustment. See Note 3 for information on the February 2013 exchange of a portion of long-term debt assumed through consolidation.

Purchase Price Allocation

The following table summarizes the allocation of the purchase price to the fair value of the major classes of assets acquired and liabilities assumed through consolidation, and the effective settlement of the tolling agreement through consolidation.

PP&E	$505
Long-term debt (current and noncurrent) (a)	(258)
Tolling agreement (b)	(170)
Other net assets (a)	8

Net identifiable assets acquired	$85

(a)	Represents non-cash activity excluded from the 2012 Statement of Cash Flows.
(b)	Prior to the acquisition, PPL EnergyPlus had recorded primarily an intangible asset, which represented its rights to and the related accounting for the tolling agreement with PPL Ironwood, LLC. On the acquisition date, PPL Ironwood, LLC recorded a liability, recognized at fair value, for its obligation to PPL EnergyPlus. The tolling agreement assets of PPL EnergyPlus and the tolling agreement liability of PPL Ironwood, LLC eliminate in consolidation for PPL Energy Supply as a result of the acquisition, and therefore the agreement is considered effectively settled. The difference between the tolling agreement assets and liability resulted in an insignificant loss on the effective settlement of the agreement.

7.	Leases

Lessee Transactions

Kerr Dam

Under the Kerr Hydroelectric Project No. 5 joint operating license issued by the FERC, PPL Montana is responsible to make payments to the Confederated Salish and Kootenai Tribes of the Flathead Nation for the use of certain of their tribal lands in connection with the operation of Kerr Dam. This payment arrangement, subject to escalation based upon inflation, extends until the end of the license term in 2035. Between 2015 and 2025, the tribes have the option to purchase, hold and operate the project, at a conveyance price to be determined in accordance with the provisions in the FERC license. Exercise of the option by the tribes would result in the termination of this payment arrangement obligation for PPL Montana. The payment arrangement has been treated as an operating lease for accounting purposes. In February 2013, the parties to the license submitted the issue of the appropriate amount of the conveyance price to arbitration. Arbitration was held before an American Arbitration Association panel in January 2014, and a decision is to be issued on or before March 5, 2014. On January 29, 2014, the arbitration panel issued a partial award of tangible asset portions of the conveyance price in the amount of $17 million to PPL Montana, reserving decision on the proposed inclusion of approximately $32 million of environmental mitigation costs until a final award is made in March. In September 2013, PPL Montana reached an agreement to sell its hydroelectric facilities, which includes the assumption upon closing by NorthWestern of the above payments. See Note 5 for additional information on the sale.

Other Leases

PPL Energy Supply and its subsidiaries have entered into various agreements for the lease of office space, vehicles, land, gas storage and other equipment.

Rent – Operating Leases

Rent expense for the years ended December 31 for operating leases was as follows:

2013	2012	2011
$55	$62	$84

Total future minimum rental payments for all operating leases are estimated to be:

2014	$31
2015	25
2016	11
2017	10
2018	3
Thereafter	3

Total	$83

8.	Stock-Based Compensation

PPL has several stock-based compensation plans for purposes of granting stock options, restricted stock, restricted stock units and performance units in which PPL Energy Supply participates.

In 2012, PPL shareowners approved the PPL SIP. This new equity plan replaces the PPL ICP and incorporates the following changes:

•	Eliminates the potential to pay dividend equivalents on stock options.

•	Eliminates the automatic lapse of restrictions on all equity awards in the event of a “potential” change in control and requires that a termination of employment occur in the event of a change in control before restrictions lapse.

•	Changes the treatment of outstanding stock options upon retirement to limit the exercise period to the earlier of the end of the term (ten years from grant) or five years after retirement.

To further align the executives’ interests with those of PPL shareowners, this plan provides that each restricted stock unit entitles the executive to accrue additional restricted stock units equal to the amount of quarterly dividends paid on PPL stock. These additional restricted stock units would be deferred and payable in shares of PPL common stock at the end of the restriction period. Dividend equivalents on restricted stock unit awards granted under the ICP and ICPKE are currently paid in cash when dividends are declared by PPL.

Under the ICP, SIP and the ICPKE (together, the Plans), restricted shares of PPL common stock, restricted stock units, performance units and stock options may be granted to officers and other key employees of PPL Energy Supply and other affiliated companies. Awards under the Plans are made by the Compensation, Governance and Nominating Committee (CGNC) of the PPL Board of Directors, in the case of the ICP and SIP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE.

The following table details the award limits under each of the plans.

	Total Plan Award Limit (Shares)	Annual Grant Limit Total As % of Outstanding PPL Common Stock On First Day of Each Calendar Year	Annual Grant Limit Options (Shares)	Annual Grant Limit For Individual Participants – Performance Based Awards
Plan				For awards denominated in shares (Shares)	For awards denominated in cash (in dollars)
ICP (a)	15,769,431	2%	3,000,000
SIP	10,000,000		2,000,000	750,000	$15,000,000
ICPKE	14,199,796	2%	3,000,000

(a)	Applicable to outstanding awards granted from January 27, 2006 to January 26, 2012. During 2012, the total plan award limit was reached and the ICP was replaced by the SIP.

Any portion of these awards that has not been granted may be carried over and used in any subsequent year. If any award lapses, is forfeited or the rights of the participant terminate, the shares of PPL common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued PPL common stock, common stock held in treasury by PPL or PPL common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock and Restricted Stock Units

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. Restricted stock awards are granted as a retention award for select key executives and vest when the recipient reaches a certain age or meets service or other criteria set forth in the executive’s restricted stock award agreement. The shares are subject to forfeiture or accelerated payout under plan provisions for termination, retirement, disability and death of employees. Restricted shares vest fully, in certain situations, as defined by each of the Plans.

The Plans allow for the grant of restricted stock units. Restricted stock units are awards based on the fair value of PPL common stock on the date of grant. Actual PPL common shares will be issued upon completion of a vesting period, generally three years.

The fair value of restricted stock and restricted stock units granted is recognized on a straight-line basis over the service period or through the date at which the employee reaches retirement eligibility. The fair value of restricted stock and restricted stock units granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant. Recipients of restricted stock units may also be granted the right to receive dividend equivalents through the end of the restriction period or until the award is forfeited. Restricted stock and restricted stock units are subject to forfeiture or accelerated payout under the plan provisions for termination, retirement, disability and death of employees. Restricted stock and restricted stock units vest fully, in certain situations, as defined by each of the Plans.

The weighted-average grant date fair value of restricted stock and restricted stock units granted for PPL Energy Supply was:

2013	2012	2011
$30.42	$28.29	$25.14

Restricted stock and restricted stock unit activity for PPL Energy Supply for 2013 was:

	Restricted Shares/Units	Weighted- Average Grant Date Fair Value Per Share
Nonvested, beginning of period	1,060,686	$27.95
Transferred	3,820	27.31
Granted	527,440	30.42
Vested	(236,382)	29.10
Forfeited	(12,160)	29.04

Nonvested, end of period	1,343,404	28.71

Substantially all restricted stock and restricted stock unit awards are expected to vest.

The total fair value of restricted stock and restricted stock units vesting for PPL Energy Supply for the years ended December 31 was:

2013	2012	2011
$7	$6	$6

Performance Units

Performance units are intended to encourage and reward future corporate performance. Performance units represent a target number of shares (Target Award) of PPL’s common stock that the recipient would receive upon PPL’s attainment of the applicable performance goal. Performance is determined based on total shareowner return during a three-year performance period. At the end of the period, payout is determined by comparing PPL’s performance to the total shareowner return of the companies included in an index group, in the case of the 2011 awards, the S&P 500 Electric Utilities Index, and in the case of the 2012 and 2013 awards, the Philadelphia Stock Exchange Utility Index. Awards are payable on a graduated basis based on thresholds that measure PPL’s performance relative to peers that comprise the applicable index on which each years’ awards are measured. Awards can be paid up to 200% of the Target Award or forfeited with no payout if performance is below a minimum established performance threshold. Dividends payable during the performance cycle accumulate and are converted into additional performance units and are payable in shares of PPL common stock upon completion of the performance period based on the determination of the CGNC of whether the performance goals have been achieved. Under the plan provisions, performance units are subject to forfeiture upon termination of employment except for retirement, disability or death of an employee, in which case the total performance units remain outstanding and are eligible for vesting through the conclusion of the performance period. The fair value of performance units granted is recognized as compensation expense on a straight-line basis over the three-year performance period. Performance units vest on a pro rata basis, in certain situations, as defined by each of the Plans.

The fair value of each performance unit granted was estimated using a Monte Carlo pricing model that considers stock beta, a risk-free interest rate, expected stock volatility and expected life. The stock beta was calculated comparing the risk of the individual securities to the average risk of the companies in the index group. The risk-free interest rate reflects the yield on a U.S. Treasury bond commensurate with the expected life of the performance unit. Volatility over the expected term of the performance unit is calculated using daily stock price observations for PPL and all companies in the index group and is evaluated with consideration given to prior periods that may need to be excluded based on events not likely to recur that had impacted PPL and the companies in the index group. Beginning in 2011, PPL began using a mix of historic and implied volatility in response to the significant changes in its business model, moving from a primarily unregulated to a primarily regulated business model.

The weighted-average assumptions used in the model were:

	2013	2012	2011
Risk-free interest rate	0.36%	0.30%	1.00%
Expected stock volatility	15.50%	19.30%	23.40%
Expected life	3 years	3 years	3 years

The weighted-average grant date fair value of performance units granted for PPL Energy Supply was:

2013	2012	2011
$34.29	$31.40	$29.68

Performance unit activity for PPL Energy Supply for 2013 was:

	Performance Units	Weighted- Average Grant Date Fair Value Per Share
Nonvested, beginning of period	124,189	$31.26
Granted	74,614	34.29
Forfeited	(28,194)	33.47

Nonvested, end of period	170,609	32.22

Stock Options

Under the Plans, stock options may be granted with an option exercise price per share not less than the fair value of PPL’s common stock on the date of grant. Options outstanding at December 31, 2013, become exercisable in equal installments over a three-year service period beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary. The CGNC and CLC have discretion to accelerate the exercisability of the options, except that the exercisability of an option issued under the ICP may not be accelerated unless the individual remains employed by PPL or a subsidiary for one year from the date of grant. All options expire no later than ten years from the grant date. The options become exercisable immediately in certain situations, as defined by each of the Plans. The fair value of options granted is recognized as compensation expense on a straight-line basis over the service period or through the date at which the employee reaches retirement eligibility. The fair value of options granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant.

The fair value of each option granted is estimated using a Black-Scholes option-pricing model. PPL uses a risk-free interest rate, expected option life, expected volatility and dividend yield to value its stock options. The risk-free interest rate reflects the yield for a U.S. Treasury Strip available on the date of grant with constant rate maturity approximating the option’s expected life. Expected life is calculated based on historical exercise behavior. Volatility over the expected term of the options is evaluated with consideration given to prior periods that may need to be excluded based on events not likely to recur that had impacted PPL’s volatility in those prior periods. Management’s expectations for future volatility, considering potential changes to PPL’s business model and other economic conditions, are also reviewed in addition to the historical data to determine the final volatility assumption. Beginning in 2011, PPL began using a mix of historic and implied volatility in response to the significant changes in its business model, moving from a primarily unregulated to a primarily regulated business model. The dividend yield is based on several factors, including PPL’s most recent dividend payment, as of the grant date and the forecasted stock price. The assumptions used in the model were:

	2013	2012	2011
Risk-free interest rate	1.15%	1.13%	2.34%
Expected option life	6.48 years	6.17 years	5.71 years
Expected stock volatility	18.50%	20.60%	21.60%
Dividend yield	5.00%	5.00%	5.93%

The weighted-average grant date fair value of options granted for PPL Energy Supply was:

2013	2012	2011
$2.19	$2.51	$2.47

Stock option activity for PPL Energy Supply for 2013 was:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)	Aggregate Total Intrinsic Value
Outstanding at beginning of period	2,265,123	$30.45
Transferred	88,546	25.67
Granted	713,030	29.66
Exercised	(221,363)	25.76

Outstanding at end of period	2,845,336	30.47	6.2	$4
Options exercisable at end of period	1,747,842	31.48	4.6	2

Substantially all stock option awards are expected to vest.

Compensation Expense

Compensation expense for restricted stock, restricted stock units, performance units and stock options accounted for as equity awards for PPL Energy Supply was as follows:

2013	2012	2011
$27	$23	$16

The income tax benefit related to above compensation expense for PPL Energy Supply was as follows:

2013	2012	2011
$11	$10	$6

At December 31, 2013, unrecognized compensation expense related to nonvested restricted stock, restricted stock units, performance units and stock option awards for PPL Energy Supply was:

Unrecognized Compensation Expense	Weighted-Average Period for Recognition
$13	2.0 years

9.	Retirement and Postemployment Benefits

Defined Benefits

The majority of PPL Energy Supply’s subsidiaries employees are eligible for pension benefits under non-contributory defined benefit pension plans with benefits based on length of service and final average pay, as defined by the plans (which are sponsored by PPL Services). Effective January 1, 2012, PPL Services’ qualified pension plans were closed to newly hired salaried employees. Newly hired bargaining unit employees continue to be eligible under the plans based on their collective bargaining agreements. Salaried employees hired on or after January 1, 2012 are eligible to participate in the PPL Retirement Savings Plan, a 401(k) savings plan with enhanced employer matching.

The majority of PPL Montana employees are eligible for pension benefits under a cash balance pension plan. Effective January 1, 2012, that plan was closed to newly hired salaried employees. Eligibility of newly hired bargaining unit employees under the plan is based on their collective bargaining agreements. Salaried employees hired on or after January 1, 2012 are eligible to participate in the PPL Retirement Savings Plan.

Employees of certain of PPL Energy Supply’s mechanical contracting companies are eligible for benefits under multiemployer plans sponsored by various unions.

PPL Energy Supply and certain of its subsidiaries also provide supplemental retirement benefits to executives and other key management employees through unfunded nonqualified retirement plans.

The majority of employees of PPL Energy Supply’s subsidiaries are eligible for certain health care and life insurance benefits upon retirement through contributory plans. Effective January 1, 2014, the PPL Postretirement Medical Plan was closed to newly hired salaried employees. Postretirement health benefits may be paid from 401(h) accounts established as part of the PPL Retirement Plan within the PPL Services Corporation Master Trust, funded VEBA trusts and company funds. Postretirement benefits under the PPL Montana Retiree Health Plan are paid from company assets.

The following table provides the components of net periodic defined benefit costs for PPL Energy Supply’s pension and other postretirement benefit plans for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Net periodic defined benefit costs
(credits):
Service cost	$7	$6	$5	$1	$1		$1
Interest cost	8	7	7		1		1
Expected return on plan assets	(10)	(9)	(9)
Amortization of:
Actuarial (gain) loss	3	2	2

Net periodic defined benefit costs (credits)	$8	$6	$5	$1	$2		$2

Other Changes in Plan Assets and Benefit Obligations Recognized in OCI:
Net (gain) loss	$(15)	$16	$7	$(1)			$(2)
Prior service cost (credit)				(3)	$(1)
Amortization of:
Actuarial gain (loss)	(3)	(2)	(2)

Total recognized in OCI	(18)	14	5	(4)	(1)		(2)

Total recognized in net periodic defined benefit costs and OCI	$(10)	$20	$10	$(3)	$1	$

Actuarial loss of $2 million related to PPL Energy Supply’s pension plan is expected to be amortized from AOCI into net periodic defined benefit costs in 2014.

The following net periodic defined benefit costs (credits) were charged to operating expense by PPL Energy Supply, excluding amounts charged to construction and other non-expense accounts.

Pension Benefits			Other Postretirement Benefits
2013	2012	2011	2013	2012	2011
$45	$37	$27	$6	$6	$7

In the table above, amounts include costs for the specific plans PPL Energy Supply’s subsidiaries sponsor and the following allocated costs of defined benefit plans sponsored by PPL Services, based on PPL Energy Supply’s subsidiaries’ participation in those plans, which management believes are reasonable:

Pension Benefits			Other Postretirement Benefits
2013	2012	2011	2013	2012	2011
$38	$31	$23	$5	$5	$6

The following weighted-average assumptions were used in the valuation of the benefit obligations at December 31.

	Pension Benefits		Other Postretirement Benefits
	2013	2012	2013	2012
Discount rate	5.18%	4.25%	4.51%	3.77%
Rate of compensation increase	3.94%	3.95%	3.94%	3.95%

The following weighted-average assumptions were used to determine the net periodic defined benefit costs for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Discount rate	4.25%	5.12%	5.47%	3.77%	4.60%	4.95%
Rate of compensation increase	3.95%	4.00%	4.75%	3.95%	4.00%	4.75%
Expected return on plan assets (a)	7.00%	7.00%	7.25%	N/A	N/A	N/A

(a)	The expected long-term rates of return for pension and other postretirement benefits are based on management’s projections using a best-estimate of expected returns, volatilities and correlations for each asset class. Each plan’s specific current and expected asset allocations are also considered in developing a reasonable return assumption.

The following table provides the assumed health care cost trend rates for the years ended December 31:

	2013	2012	2011
Health care cost trend rate assumed for next year
– obligations	7.6%	8.0%	8.5%
– cost	8.0%	8.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)
– obligations	5.0%	5.5%	5.5%
– cost	5.5%	5.5%	5.5%
Year that the rate reaches the ultimate trend rate
– obligations	2020	2019	2019
– cost	2019	2019	2019

A one percentage point change in the assumed health care costs trend rate assumption would not have been significant to PPL Energy Supply’s other postretirement benefit plan in 2013.

The funded status of PPL Energy Supply’s plans at December 31 was as follows:

	Pension Benefits
	U.S.		Other Postretirement Benefits
	2013	2012	2013	2012
Change in Benefit Obligation
Benefit Obligation, beginning of period	$176	$143	$17	$17
Service cost	7	6	1	1
Interest cost	8	7		1
Plan amendments			(4)	(1)
Actuarial (gain) loss	(23)	23	(1)
Gross benefits paid	(5)	(3)	(1)	(1)

Benefit Obligation, end of period	163	176	12	17

Change in Plan Assets
Plan assets at fair value, beginning of period	149	132
Actual return on plan assets	3	16
Employer contributions		4	1
Gross benefits paid	(5)	(3)	(1)

Plan assets at fair value, end of period	147	149

Funded Status, end of period	$(16)	$(27)	$(12)	$(17)

Amounts recognized in the Balance Sheets consist of:
Current liability			$(1)	$(1)
Noncurrent liability	$(16)	$(27)	(11)	(16)

Net amount recognized, end of period	$(16)	$(27)	$(12)	$(17)

Amounts recognized in AOCI (pre-tax) consist of:
Prior service cost (credit)			$(5)	$(1)
Net actuarial (gain) loss	$34	$52	1	2

Total	$34	$52	$(4)	$1

Total accumulated benefit obligation for defined benefit pension plans	$163	$176

PPL Energy Supply’s pension plan had projected and accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2013 and 2012.

In addition to the plans it sponsors, PPL Energy Supply and its subsidiaries are allocated a portion of the funded status and costs of the defined benefit plans sponsored by PPL Services based on their participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to PPL Energy Supply resulted in liabilities at December 31 as follows:

	2013	2012
Pension	$96	$268
Other postretirement benefits	35	60

PPL Energy Supply’s mechanical contracting subsidiaries make contributions to over 70 multiemployer pension plans, based on the bargaining units from which labor is procured. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•	If PPL Energy Supply’s mechanical contracting subsidiaries choose to stop participating in some of their multiemployer plans, they may be required to pay those plans an amount based on the unfunded status of the plan, referred to as a withdrawal liability.

PPL Energy Supply identified the Steamfitters Local Union No. 420 Pension Plan, EIN/Plan Number 23-2004424/001 as the only significant plan to which contributions are made. Contributions to this plan by PPL Energy Supply’s mechanical contracting companies were $5 million for 2013, 2012 and 2011. At the date the financial statements were issued, the Form 5500 was not available for the plan year ending in 2013. Therefore, the following disclosures specific to this plan are being made based on the Form 5500s filed for the plan years ended December 31, 2012 and 2011. PPL Energy Supply’s mechanical contracting subsidiaries were not identified individually as greater than 5% contributors on the Form 5500s. However, the combined contributions of the three subsidiaries contributing to the plan had exceeded 5%. The plan had a Pension Protection Act zone status of red and yellow, without utilizing an extended amortization period, as of December 31, 2012 and 2011. In addition, the plan is subject to a rehabilitation plan and surcharges have been applied to participating employer contributions. The expiration date of the collective-bargaining agreement related to those employees participating in this plan is April 30, 2014. There were no other plans deemed individually significant based on a multifaceted assessment of each plan. This assessment included review of the funded/zone status of each plan and PPL Energy Supply’s potential obligations under the plan and the number of participating employers contributing to the plan.

PPL Energy Supply’s mechanical contracting subsidiaries also participate in multiemployer other postretirement plans that provide for retiree life insurance and health benefits.

The table below details total contributions for PPL Energy Supply to all multiemployer pension and other postretirement plans, including the plan identified as significant above. The contribution amounts fluctuate each year based on the volume of work and type of projects undertaken from year to year.

	2013	2012	2011
Pension Plans	$36	$31	$36
Other Postretirement Benefit Plans	32	28	31

Total Contributions	$68	$59	$67

Plan Assets – Pension Plans

PPL’s primary legacy pension plan and the pension plan in which employees of PPL Montana participate are invested in the PPL Services Corporation Master Trust (the Master Trust) that also includes 401(h) accounts that are restricted for certain other postretirement benefit obligations of PPL. The investment strategy for the Master Trust is to achieve a risk-adjusted return on a mix of assets that, in combination with PPL’s funding policy, will ensure that sufficient assets are available to provide long-term growth and liquidity for benefit payments, while also managing the duration of the assets to complement the duration of the liabilities. The Master Trust benefits from a wide diversification of asset types, investment fund strategies and external investment fund managers, and therefore has no significant concentration of risk.

The investment policy of the Master Trust outlines investment objectives and defines the responsibilities of the EBPB, external investment managers, investment advisor and trustee and custodian. The investment policy is reviewed annually by PPL’s Board of Directors.

The EBPB created a risk management framework around the trust assets and pension liabilities. This framework considers the trust assets as being composed of three sub-portfolios: growth, immunizing and liquidity portfolios. The growth portfolio is comprised of investments that generate a return at a reasonable risk, including equity securities, certain debt securities and alternative investments. The immunizing portfolio consists of debt securities, generally with long durations, and derivative positions. The immunizing portfolio is designed to offset a portion of the change in the pension liabilities due to changes in interest rates. The liquidity portfolio consists primarily of cash and cash equivalents.

Target allocation ranges have been developed for each portfolio on a plan basis based on input from external consultants with a goal of limiting funded status volatility. The EBPB monitors the investments in each portfolio on a plan basis, and seeks to obtain a target portfolio that emphasizes reduction of risk of loss from market volatility. In pursuing that goal, the EBPB establishes revised guidelines from time to time. EBPB investment guidelines on a plan basis, as well as the weighted average of such guidelines, as of the end of 2013 are presented below.

The asset allocation for the trusts and the target allocation by portfolio, at December 31, are as follows:

	Percentage of trust assets		2013 Target Asset Allocation
			Weighted Average	PPL Plans
	2013	2012
Growth Portfolio	59%	58%	55%	55%
Equity securities	30%	31%
Debt securities (a)	17%	18%
Alternative investments	12%	9%
Immunizing Portfolio	39%	41%	43%	43%
Debt securities (a)	40%	40%
Derivatives	(1%)	1%
Liquidity Portfolio	2%	1%	2%	2%

Total	100%	100%	100%	100%

(a)	Includes commingled debt funds, which PPL treats as debt securities for asset allocation purposes.

PPL Montana, a subsidiary of PPL Energy Supply, has a pension plan whose assets are invested solely in the PPL Services Corporation Master Trust, which is fully disclosed below. The fair value of this plan’s assets of $147 million and $149 million at December 31, 2013 and 2012 represents an interest of approximately 3% and 4% in the Master Trust.

The fair value of net assets in the pension plan trusts by asset class and level within the fair value hierarchy was:

	December 31, 2013				December 31, 2012
	Fair Value Measurements Using				Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
PPL Services Corporation Master Trust
Cash and cash equivalents	$120	$120			$84	$84
Equity securities:
U.S.:
Large-cap	480	134	$346		558	206	$352
Small-cap	137	137			124	124
Commingled debt	749	13	736		676	56	620
International	630	163	467		557	184	373
Debt securities:
U.S. Treasury and U.S. government sponsored agency	617	563	54		704	634	70
Residential/commercial backed securities	12		11	$1	12		11	$1
Corporate	963		940	23	874		847	27
Other	24		24		24		23	1
International	7		7		7		7
Alternative investments:
Commodities	108		108		59		59
Real estate	134		134		93		93
Private equity	80			80	75			75
Hedge funds	210		210		125		125
Derivatives:
Interest rate swaps and swaptions	(49)		(49)		36		36
Other	12		12		2		2
Insurance contracts	37			37	42			42

PPL Services Corporation Master Trust assets, at fair value	4,271	$1,130	$3,000	$141	4,052	$1,288	$2,618	$146

Receivables and payables, net (a)					(11)
401(h) account restricted for other postretirement benefit obligations	(115)				(102)

Total PPL Services Corporation Master Trust pension assets	$4,156				$3,939

(a)	Receivables and payables represent amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

A reconciliation of pension trust assets classified as Level 3 at December 31, 2013 is as follows:

	Residential/ commercial backed securities	Corporate debt	Private equity	Insurance contracts	Other debt		Total
Balance at beginning of period	$1	$27	$75	$42		$1	$146
Actual return on plan assets
Relating to assets still held at the reporting date			3	2			5
Relating to assets sold during the period		5					5
Purchases, sales and settlements		(9)	2	(7)			(14)
Transfers from level 3 to level 2						(1)	(1)

Balance at end of period	$1	$23	$80	$37	$		$141

A reconciliation of pension trust assets classified as Level 3 at December 31, 2012 is as follows:

	Residential/ commercial backed securities	Corporate debt	Private equity	Insurance contracts	Other debt	Total
Balance at beginning of period		$7	$45	$46		$98
Actual return on plan assets
Relating to assets still held at the reporting date		1	10	3		14
Relating to assets sold during the period		2				2
Purchases, sales and settlements	$1	21	20	(7)		35
Transfers from level 2 to level 3					$1	1
Transfers from level 3 to level 2		(4)				(4)

Balance at end of period	$1	$27	$75	$42	$1	$146

The fair value measurements of cash and cash equivalents are based on the amounts on deposit.

The market approach is used to measure fair value of equity securities. The fair value measurements of equity securities (excluding commingled funds), which are generally classified as Level 1, are based on quoted prices in active markets. These securities represent actively and passively managed investments that are managed against various equity indices.

Investments in commingled equity and debt funds are categorized as equity securities. These investments are classified as Level 2, except for exchange-traded funds, which are classified as Level 1 based on quoted prices in active markets. The fair value measurements for Level 2 investments are based on firm quotes of net asset values per share, which are not considered obtained from a quoted price in an active market. Investments in commingled equity funds include funds that invest in U.S. and international equity securities. Investments in commingled debt funds include funds that invest in a diversified portfolio of emerging market debt obligations, as well as funds that invest in investment grade long-duration fixed-income securities.

The fair value measurements of debt securities are generally based on evaluated prices that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences. The fair value of debt securities is generally measured using a market approach, including the use of pricing models which incorporate observable inputs. Common inputs include benchmark yields, reported trades, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as monthly payment data, future predicted cash flows, collateral performance and new issue data. For the PPL Services Corporation Master Trust, these securities represent investments in securities issued by U.S. Treasury and U.S. government sponsored agencies; investments securitized by residential mortgages, auto loans, credit cards and other pooled loans; investments in investment grade and non-investment grade bonds issued by U.S. companies across several industries; investments in debt securities issued by foreign governments and corporations; and exchange traded funds.

Investments in commodities represent ownership of units of a commingled fund that is invested as a long-only, unleveraged portfolio of exchange-traded futures and forward contracts in tangible commodities to obtain broad exposure to all principal groups in the global commodity markets, including energies, agriculture and metals (both precious and industrial) using proprietary commodity trading strategies. The fund has daily liquidity with a specified notification period. The fund’s fair value is based upon a unit value as calculated by the fund’s trustee.

Investments in real estate represent an investment in a partnership whose purpose is to manage investments in core U.S. real estate properties diversified geographically and across major property types (e.g., office, industrial, retail, etc.). The manager is focused on properties with high occupancy rates with quality tenants. This results in a focus on high income and stable cash flows with appreciation being a secondary factor. Core real estate generally has a lower degree of leverage when compared with more speculative real estate investing strategies. The partnership has limitations on the amounts that may be redeemed based on available cash to fund redemptions. Additionally, the general partner may decline to accept redemptions when necessary to avoid adverse consequences for the partnership, including legal and tax implications, among others. The fair value of the investment is based upon a partnership unit value.

Investments in private equity represent interests in partnerships in multiple early-stage venture capital funds and private equity fund of funds that use a number of diverse investment strategies. Four of the partnerships have limited lives of ten years, while the fifth has a life of 15 years, after which liquidating distributions will be received. Prior to the end of each partnership’s life, the investment cannot be redeemed with the partnership; however, the interest may be sold to other parties, subject to the general partner’s approval. The PPL Services Corporation Master Trust has unfunded commitments of $76 million that may be required during the lives of the partnerships. Fair value is based on an ownership interest in partners’ capital to which a proportionate share of net assets is attributed.

Investments in hedge funds represent investments in three hedge fund of funds. Hedge funds seek a return utilizing a number of diverse investment strategies. The strategies, when combined aim to reduce volatility and risk while attempting to deliver positive returns under all market conditions. Major investment strategies for the hedge fund of funds include long/short equity, market neutral, distressed debt, and relative value. Generally, shares may be redeemed with 65 to 95 days prior written notice. The funds are subject to short term lockups and have limitations on the amount that may be withdrawn based on a percentage of the total net asset value of the fund, among other restrictions. All withdrawals are subject to the general partner’s approval. The fair value for two of the funds has been estimated using the net asset value per share and the third fund’s fair value is based on an ownership interest in partners’ capital to which a proportionate share of net assets is attributed.

The fair value measurements of derivative instruments utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs. In certain instances, these instruments may be valued using models, including standard option valuation models and standard industry models. These securities primarily represent investments in interest rate swaps and swaptions (the option to enter into an interest rate swap) which are valued based on the swap details, such as swap curves, notional amount, index and term of index, reset frequency, volatility and payer/receiver credit ratings.

Insurance contracts, classified as Level 3, represent an investment in an immediate participation guaranteed group annuity contract. The fair value is based on contract value, which represents cost plus interest income less distributions for benefit payments and administrative expenses.

Plan Assets – Other Postretirement Benefit Plans

The investment strategy with respect to other postretirement benefit obligations is to fund VEBA trusts and/or 401(h) accounts with voluntary contributions and to invest in a tax efficient manner. Excluding the 401(h) accounts included in the PPL Services Corporation Master Trust, other postretirement benefit plans are invested in a mix of assets for long-term growth with an objective of earning returns that provide liquidity as required for benefit payments. These plans benefit from diversification of asset types, investment fund strategies and investment fund managers, and therefore, have no significant concentration of risk. Equity securities include investments in domestic large-cap commingled funds. Ownership interests in commingled funds that invest entirely in debt securities are classified as equity securities, but treated as debt securities for asset allocation and target allocation purposes. Ownership interests in money market funds are treated as cash and cash equivalents for asset allocation and target allocation purposes. The asset allocation for the PPL VEBA trusts and the target allocation, by asset class, at December 31 are detailed below.

			Target Asset Allocation
	Percentage of plan assets
	2013	2012	2013
Asset Class
U.S. Equity securities	55%	46%	45%
Debt securities (a)	41%	51%	50%
Cash and cash equivalents (b)	4%	3%	5%

Total	100%	100%	100%

(a)	Includes commingled debt funds and debt securities.
(b)	Includes money market funds.

The fair value of assets in the U.S. other postretirement benefit plans by asset class and level within the fair value hierarchy was:

	December 31, 2013				December 31, 2012
	Fair Value Measurement Using				Fair Value Measurement Using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Money market funds	$12	$12			$13	$13
U.S. Equity securities:
Large-cap	182		$182		145		$145
Commingled debt	100		100		119		119
Debt securities:
Municipalities	36		36		41		41

Total VEBA trust assets, at fair value	330	$12	$318		318	$13	$305

Receivables and payables, net (a)	1				1
401(h) account assets	115				102

Total other postretirement benefit plan assets	$446				$421

(a)	Receivables and payables represent amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

Investments in money market funds represent investments in funds that invest primarily in a diversified portfolio of investment grade money market instruments, including, but not limited to, commercial paper, notes, repurchase agreements and other evidences of indebtedness with a maturity not exceeding 13 months from the date of purchase. The primary objective of the fund is a high level of current income consistent with stability of principal and liquidity. Redemptions can be made daily on this fund.

Investments in large-cap equity securities represent investments in a passively managed equity index fund that invests in securities and a combination of other collective funds. Fair value measurements are not obtained from a quoted price in an active market but are based on firm quotes of net asset values per share as provided by the trustee of the fund. Redemptions can be made daily on this fund.

Investments in commingled debt securities represent investments in a fund that invests in a diversified portfolio of investment grade long-duration fixed income securities. Redemptions can be made weekly on these funds.

Investments in municipalities represent investments in a diverse mix of tax-exempt municipal securities. The fair value measurements for these securities are based on recently executed transactions for identical securities or for similar securities.

Expected Cash Flows – Defined Benefit Plans

The PPL Montana pension plan has the option to utilize available prior year credit balances to meet current and future contribution requirements. However, PPL Montana contributed $6 million to its pension plan in January 2014.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the PPL Energy Supply plans.

	Pension	Other Postretirement
2014	$5	$1
2015	6	2
2016	6	2
2017	7	2
2018	8	2
2019-2023	52	11

Savings Plans

Substantially all employees of PPL’s domestic subsidiaries are eligible to participate in deferred savings plans (401(k)s). Employer contributions to the plans by PPL Energy Supply were:

2013	2012	2011
$12	$12	$11

Employee Stock Ownership Plan

PPL sponsors, and PPL Energy Supply participates in, a non-leveraged ESOP in which employees, excluding those of PPL Montana and the mechanical contractors, are enrolled on the first day of the month following eligible employee status. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution, which is discretionary, is used to buy shares of PPL’s common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants’ accounts as of the end of each year, based 75% on shares held in existing participants’ accounts and 25% on the eligible participants’ compensation.

For 2013, PPL Energy Supply did not record compensation expense related to the ESOP as no contribution will be made. Compensation expense for ESOP contributions was insignificant in 2012 and 2011. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL Energy Supply’s earnings.

Separation Benefits

Certain PPL Energy Supply subsidiaries provide separation benefits to eligible employees. These benefits may be provided in the case of separations due to performance issues, loss of job related qualifications or organizational changes. Until December 1, 2012, certain employees separated were eligible for cash severance payments, outplacement services, accelerated stock award vesting, continuation of group health and welfare coverage, and enhanced pension and postretirement medical benefits. As of December 1, 2012, separation benefits for certain employees were changed to eliminate accelerated stock award vesting and enhanced pension and postretirement medical benefits. Also, the continuation of group health and welfare coverage was replaced with a single sum payment approximating the dollar amount of premium payments that would be incurred for continuation of group health and welfare coverage. Separation benefits are recorded when such amounts are probable and estimable.

Separation benefits were not significant in 2013 and 2012.

10. Jointly Owned Facilities

At December 31, 2013 and 2012, the Balance Sheets reflect the owned interests in the facilities listed below.

	Ownership Interest	Electric Plant	Other Property	Accumulated Depreciation	Construction Work in Progress
December 31, 2013
Generating Plants
Susquehanna	90.00%	$4,686		$3,545	$76
Conemaugh	16.25%	247		131	63
Keystone	12.34%	207		91	2
Merrill Creek Reservoir	8.37%		$22	16

December 31, 2012
Generating Plants
Susquehanna	90.00%	$4,628		$3,530	$65
Conemaugh	16.25%	238		122	30
Keystone	12.34%	206		82	3
Merrill Creek Reservoir	8.37%		$22	15

Each subsidiary owning these interests provides its own funding for its share of the facility. Each receives a portion of the total output of the generating plants equal to its percentage ownership. The share of fuel and other operating costs associated with the plants is included in the corresponding operating expenses on the Statements of Income.

In addition to the interests mentioned above, at December 31, 2012, PPL Montana had a 50% leasehold interest in Colstrip Units 1 and 2 and a 30% leasehold interest in Colstrip Unit 3 under operating leases. In December 2013, PPL Montana terminated the operating lease arrangement and acquired these interests. See Note 4 for additional information. At December 31, 2013, the book value of the acquired assets was not significant. At December 31, 2013 and 2012, NorthWestern owned a 30% interest in Colstrip Unit 4. PPL Montana and NorthWestern have a sharing agreement that governs each party’s responsibilities and rights relating to the operation of Colstrip Units 3 and 4. Under the terms of that agreement, each party is responsible for 15% of the total non-coal operating and construction costs of Colstrip Units 3 and 4, regardless of whether a particular cost is specific to Colstrip Unit 3 or 4, and is entitled to take up to the same percentage of the available generation from Units 3 and 4.

11.	Commitments and Contingencies

Energy Purchases, Energy Sales and Other Commitments

Energy Purchase Commitments

PPL Energy Supply enters into long-term energy and energy related contracts which include commitments to purchase:

Contract Type	Maximum Maturity Date
Fuels (a)	2023
Limestone	2030
Natural Gas Storage	2015
Natural Gas Transportation	2032
Power, excluding wind	2021
RECs	2021
Wind Power	2027

(a)	PPL Energy Supply incurred pre-tax charges of $29 million during 2012 to reduce its 2012 and 2013 contracted coal deliveries. These charges were recorded to “Fuel” on the Statement of Income.

Energy Sales Commitments

In connection with its marketing activities or hedging strategy for its power plants, PPL Energy Supply has entered into long-term power sales contracts that extend into 2020, excluding long-term renewable energy agreements that extend into 2038.

See Note 12 for information on the power supply agreements between PPL EnergyPlus and PPL Electric.

PPL Montana Hydroelectric License Commitments

PPL Montana owns and operates 11 hydroelectric facilities and one storage reservoir licensed by the FERC under long-term licenses pursuant to the Federal Power Act. Pursuant to Section 8(e) of the Federal Power Act, the FERC approved the transfer from Montana Power to PPL Montana of all pertinent licenses in connection with the Montana Asset Purchase Agreement.

The Kerr Dam Project license (50-year term) was issued by the FERC jointly to Montana Power and the Confederated Salish and Kootenai Tribes of the Flathead Nation in 1985, and requires PPL Montana (as successor licensee to Montana Power) to hold and operate the project for at least 30 years (to 2015). Between 2015 and 2025, the tribes have the option to purchase, hold and operate the project for the remainder of the license term, which expires in 2035. Although the tribes have indicated their intent to exercise the option at the earliest possible date, PPL Montana cannot predict if and when this option will be exercised.

PPL Montana entered into two Memoranda of Understanding (MOUs) with state, federal and private entities related to the issuance in 2000 of the FERC renewal license for the nine dams comprising the Missouri-Madison project. The MOUs are periodically updated and renewed and require PPL Montana to implement plans to mitigate the impact of its projects on fish, wildlife and their habitats, and to increase recreational opportunities. The MOUs were created to maximize collaboration between the parties and enhance the possibility to receive matching funds from relevant federal agencies. Under these arrangements, PPL Montana has a remaining commitment to spend $29 million between 2014 and 2040.

In September 2013, PPL Montana reached an agreement to sell its hydroelectric facilities to NorthWestern. The agreement includes PPL Montana’s 11 hydroelectric power plants, the company’s Hebgen Lake reservoir and the assumption upon closing by NorthWestern of the above commitments. See Note 5 for additional information on the sale.

Legal Matters

PPL Energy Supply and its subsidiaries are involved in legal proceedings, claims and litigation in the ordinary course of business. PPL Energy Supply and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities, unless otherwise noted.

Montana Hydroelectric Litigation

As previously reported, in February 2012 the U.S. Supreme Court issued a decision overturning decisions by the Montana First Judicial District Court and the Montana Supreme Court which had held that the streambeds underlying PPL Montana’s hydroelectric generating facilities were owned by the State of Montana and that PPL Montana owed the State of Montana compensation for its prior use of those streambeds. As a result of the U.S. Supreme Court decision, PPL Montana reversed its total loss accrual resulting in a $75 million pre-tax credit to “Income (Loss) from Discontinued Operations (net of income taxes)” on the Statement of Income in 2011. The case was remanded by the U.S. Supreme Court to the Montana Supreme Court and, in April 2012, returned by the Montana Supreme Court to the Montana First Judicial District Court. Further proceedings have not been scheduled by the district court.

Bankruptcy of SMGT

In October 2011, SMGT, a Montana cooperative and purchaser of electricity under a long-term supply contract with PPL EnergyPlus expiring in June 2019 (SMGT Contract), filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Montana (Bankruptcy Court). At the time of the bankruptcy filing, SMGT was PPL EnergyPlus’ largest unsecured credit exposure. This contract was accounted for as NPNS by PPL EnergyPlus.

The SMGT Contract provided for fixed volume purchases on a monthly basis at established prices. Pursuant to a court order and subsequent stipulations entered into between the SMGT bankruptcy trustee and PPL EnergyPlus, since the date of its Chapter 11 filing through January 2012, SMGT continued to purchase electricity from PPL EnergyPlus at the price specified in the SMGT Contract and made timely payments for such purchases, but at lower volumes than as prescribed in the SMGT Contract. In January 2012, the trustee notified PPL EnergyPlus that SMGT would not purchase electricity under the SMGT Contract for the month of February. In March 2012, the Bankruptcy Court issued an order approving the request of the SMGT trustee and PPL EnergyPlus to terminate the SMGT Contract, effective April 1, 2012. As a result, PPL EnergyPlus was free to resell to other customers the electricity previously contracted to SMGT.

PPL EnergyPlus’ receivable under the SMGT Contract, representing non-performance by SMGT prior to termination of the SMGT Contract, totaled approximately $21 million at December 31, 2012, which has been fully reserved.

In July 2012, PPL EnergyPlus filed its proof of claim in the SMGT bankruptcy proceeding. The total claim, including the above receivable, is approximately $375 million, predominantly an unsecured claim representing the value for energy sales that will not occur as a result of the termination of the SMGT Contract. No assurance can be given as to the collectability of the claim and, therefore, no amounts have been recorded in the 2013 financial statements.

Sierra Club Litigation

In July 2012, PPL Montana received a Notice of Intent to Sue (Notice) for violations of the Clean Air Act at Colstrip Steam Electric Station (Colstrip) from counsel on behalf of the Sierra Club and the Montana

Environmental Information Center (MEIC). An Amended Notice was received on September 4, 2012, and a Second Amended Notice was received in October 2012. A Supplemental Notice was received in December 2012. The Notice, Amended Notice, Second Amended Notice and Supplemental Notice (the Notices) were all addressed to the Owner or Managing Agent of Colstrip, and to the other Colstrip co-owners: Avista Corporation, Puget Sound Energy, Portland General Electric Company, Northwestern Energy and PacificCorp. The Notices allege certain violations of the Clean Air Act, including New Source Review, Title V and opacity requirements.

On March 6, 2013, the Sierra Club and MEIC filed a complaint against PPL Montana and the other Colstrip co-owners in the U.S. District Court, District of Montana, Billings Division. PPL Montana operates Colstrip on behalf of the co-owners. The complaint is generally consistent with the prior Notices and lists 39 separate claims for relief. All but three of the claims allege Prevention of Significant Deterioration (PSD) related violations under the federal Clean Air Act for various plant maintenance projects completed since 1992. For each such project or set of projects, there are separate claims for failure to obtain a PSD permit, for failure to obtain a Montana Air Quality Permit to operate after the project(s) were completed and for operating after completion of such project(s) without “Best Available Control Technology”. The remaining three claims relate to the alleged failure to update the Title V operating permit for Colstrip to reflect the alleged major modifications described in the other claims, allege that the previous Title V compliance certifications were incomplete because they did not address the major plant modifications, and that numerous opacity violations have occurred at the plant since 2007. The complaint requests injunctive relief and civil penalties on average of $36,000 per day per violation, including a request that the owners remediate environmental damage and that $100,000 of the civil penalties be used for beneficial mitigation projects. In January 2014, trial in this matter as to liability was re-scheduled for March 2015. A new date for trial as to remedies, if there is a finding of liability, has not been scheduled.

On July 27, 2013, the Sierra Club and MEIC filed an additional Notice, identifying additional plant projects that are alleged not to be in compliance with the Clean Air Act. On September 27, 2013, the plaintiffs filed an amended complaint. This amended complaint drops all claims regarding pre-2001 plant projects, as well as the plaintiffs’ Title V and opacity claims. It does, however, add claims with respect to a number of post-2000 plant projects, which effectively increased the number of projects subject to the litigation by about 40. PPL Montana and the other Colstrip Owners filed a motion to dismiss the amended complaint on October 11, 2013. Although PPL Montana believes it and the other co-owners have numerous defenses to the allegations set forth in this complaint and will vigorously assert the same, PPL Montana cannot predict the ultimate outcome of this matter at this time.

Regulatory Issues

Enactment of Financial Reform Legislation

The Dodd-Frank Act became effective in July 2010 and includes provisions that impose derivative transaction reporting requirements and require most over-the-counter derivative transactions to be executed through an exchange and to be centrally cleared. The Dodd-Frank Act also provides that the U.S. Commodity Futures Trading Commission (CFTC) may impose collateral and margin requirements for over-the-counter derivative transactions, as well as capital requirements for certain entity classifications. The CFTC is establishing final rules on major provisions in the Dodd-Frank Act through its rulemaking process. Several final rules providing for the definition of the terms “swap”, “swap dealer”, and “major swap participant” became effective in October 2012. The entity classification thresholds and requirements set forth in these final rules do not require PPL Energy Supply to register as either a swap dealer or a major swap participant. Consequently, as a commercial end user, PPL Energy Supply is not subject to the heightened regulatory requirements applicable to swap dealers or major swap participants, including Business Conduct Standards, enhanced recordkeeping and reporting, clearing and exchange trading of CFTC-mandated swaps and other complex requirements under other CFTC regulations. The Dodd-Frank Act and its implementing regulations, however, have imposed on PPL Energy Supply significant additional and costly recordkeeping, reporting and documentation requirements.

PPL Energy Supply could face significantly higher operating costs or may be required to post additional collateral if it or its counterparties are subject to capital or margin requirements as ultimately adopted in the implementing regulations of the Dodd-Frank Act. Additionally, the burden that the Dodd-Frank Act and implementing regulations impose on all market participants could cause decreased liquidity in the bilateral swap market as financial entities discontinue their proprietary trading operations. Decreased liquidity could increase costs for PPL Energy Supply to successfully meet hedge targets. PPL Energy Supply will continue to evaluate the provisions of the Dodd-Frank Act and its implementing regulations, but could incur significant costs related to compliance with the Act and regulations.

New Jersey Capacity Legislation

In January 2011, New Jersey enacted a law that intervenes in the wholesale capacity market exclusively regulated by the FERC: S. No. 2381, 214th Leg. (N.J. 2011) (the Act). To create incentives for the development of new, in-state electric generation facilities, the Act implements a “long-term capacity agreement pilot program (LCAPP).” The Act requires New Jersey utilities to pay a guaranteed fixed price for wholesale capacity, imposed by the New Jersey Board of Public Utilities (BPU), to certain new generators participating in PJM, with the ultimate costs of that guarantee to be borne by New Jersey ratepayers. PPL Energy Supply believes the intent and effect of the LCAPP is to encourage the construction of new generation in New Jersey even when, under the FERC-approved PJM economic model, such new generation would not be economic. The Act could depress capacity prices in PJM in the short term, impacting PPL Energy Supply’s revenues, and harm the long-term ability of the PJM capacity market to incent necessary generation investment throughout PJM. In February 2011, the PJM Power Providers Group (P3), an organization in which PPL is a member, filed a complaint before the FERC seeking changes in PJM’s capacity market rules designed to ensure that subsidized generation, such as the generation that may result from the implementation of the LCAPP, will not be able to set capacity prices artificially low as a result of their exercise of buyer market power. In April 2011, the FERC issued an order granting in part and denying in part P3’s complaint and ordering changes in PJM’s capacity rules consistent with a significant portion of P3’s requested changes. Several parties have filed appeals of the FERC’s order. PPL Energy Supply cannot predict the outcome of this proceeding or the economic impact on its businesses or operations, or the markets in which it transacts business.

In addition, in February 2011, PPL, and several other generating companies and utilities filed a complaint in U.S. District Court in New Jersey challenging the Act on the grounds that it violates well-established principles under the Supremacy Clause and the Commerce Clause of the U.S. Constitution and requesting declaratory and injunctive relief barring implementation of the Act by the BPU Commissioners. In October 2011, the court denied the BPU’s motion to dismiss the proceeding and in September 2012 the U.S. District Court denied all summary judgment motions. Trial of this matter was completed in June 2013. In October 2013, the U.S. District Court in New Jersey issued a decision finding the Act unconstitutional under the Supremacy Clause on the grounds that it infringes upon the FERC’s exclusive authority to regulate the wholesale sale of electricity in interstate commerce. The decision has been appealed to the U.S. Court of Appeals for the Third Circuit by CPV Power Development, Inc., Hess Newark, LLC and the State of New Jersey. Oral arguments are scheduled for March 27, 2014. PPL Energy Supply cannot predict the outcome of this proceeding or the economic impact on its businesses or operations, or the markets in which it transacts business.

Maryland Capacity Order

In April 2012, the Maryland Public Service Commission (MD PSC) ordered three electric utilities in Maryland to enter into long-term contracts to support the construction of new electric generating facilities in Maryland, specifically a 661 MW natural gas-fired combined-cycle generating facility to be owned by CPV Maryland, LLC. PPL believes the intent and effect of the action by the MD PSC is to encourage the construction of new generation in Maryland even when, under the FERC-approved PJM economic model, such new generation would not be economic. The MD PSC action could depress capacity prices in PJM in the short term, impacting PPL Energy Supply’s revenues, and harm the long-term ability of the PJM capacity market to encourage necessary generation investment throughout PJM.

In April 2012, PPL and several other generating companies filed a complaint in U.S. District Court in Maryland challenging the MD PSC order on the grounds that it violates well-established principles under the Supremacy and Commerce clauses of the U.S. Constitution and requested declaratory and injunctive relief barring implementation of the order by the MD PSC Commissioners. In August 2012, the court denied the MD PSC and CPV Maryland, LLC motions to dismiss the proceeding. Trial of this matter was completed in March 2013. In September 2013, the U.S. District Court in Maryland issued a decision finding the MD PSC order unconstitutional under the Supremacy Clause on the grounds that it infringes upon the FERC’s exclusive authority to regulate the wholesale sale of electricity in interstate commerce. The decision has been appealed to the U.S. Court of Appeals for the Fourth Circuit by CPV Power Development, Inc. and the State of Maryland. PPL Energy Supply cannot predict the outcome of this proceeding or the economic impact on its businesses or operations, or the markets in which it transacts business.

Pacific Northwest Markets

Through its subsidiaries, PPL Energy Supply made spot market bilateral sales of power in the Pacific Northwest during the period from December 2000 through June 2001. Several parties subsequently claimed refunds at FERC as a result of these sales. In June 2003, the FERC terminated proceedings to consider whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana, during the period December 2000 through June 2001. In August 2007, the U.S. Court of Appeals for the Ninth Circuit reversed the FERC’s decision and ordered the FERC to consider additional evidence. In October 2011, FERC initiated proceedings to consider additional evidence. In July 2012, PPL Montana and the City of Tacoma, one of the two parties claiming refunds at FERC, reached a settlement whereby PPL Montana paid $75 thousand to resolve the City of Tacoma’s $23 million claim. The settlement does not resolve the remaining claim outstanding at December 31, 2013 by the City of Seattle for approximately $50 million. In April 2013, the FERC issued an order on reconsideration allowing the parties to seek refunds for the period January 2000 through December 2000. As a result, the City of Seattle may be able to seek refunds from PPL Montana for such period. Hearings before a FERC Administrative Law Judge regarding the City of Seattle’s refund claims were completed in October 2013. Briefing was completed in January 2014 and an initial decision is expected in mid-March 2014.

Although PPL Energy Supply and its subsidiaries believe they have not engaged in any improper trading or marketing practices affecting the Pacific Northwest markets, PPL Energy Supply cannot predict the outcome of the above-described proceedings or whether any subsidiaries will be the subject of any additional governmental investigations or named in other lawsuits or refund proceedings. Consequently, PPL Energy Supply cannot estimate a range of reasonably possible losses, if any, related to this matter.

FERC Market-Based Rate Authority

In 1998, the FERC authorized PPL EnergyPlus to make wholesale sales of electricity and related products at market-based rates. In those orders, the FERC directed PPL EnergyPlus to file an updated market analysis within three years after the order, and every three years thereafter. Since then, periodic market-based rate filings with the FERC have been made by PPL EnergyPlus, PPL Montana and most of PPL Generation’s subsidiaries. These filings consisted of a Northwest market-based rate filing for PPL Montana and a Northeast market-based rate filing for most of the other PPL subsidiaries in PJM’s region. In June 2011, FERC approved PPL’s market-based rate update for the Eastern and Western regions. In December 2013, PPL filed market-based rate updates for the Eastern and Western regions. PPL Energy Supply cannot predict the ultimate outcome of these update filings at this time.

Electricity – Reliability Standards

The NERC is responsible for establishing and enforcing mandatory reliability standards (Reliability Standards) regarding the bulk power system. The FERC oversees this process and independently enforces the Reliability Standards.

The Reliability Standards have the force and effect of law and apply to certain users of the bulk power electricity system, including electric utility companies, generators and marketers. Under the Federal Power Act, the FERC may assess civil penalties of up to $1 million per day, per violation, for certain violations.

Certain subsidiaries of PPL Energy Supply monitor their compliance with the Reliability Standards and continue to self-report potential violations of certain applicable reliability requirements and submit accompanying mitigation plans, as required. The resolution of a number of potential violations is pending. Any Regional Reliability Entity (including RFC or SERC) determination concerning the resolution of violations of the Reliability Standards remains subject to the approval of the NERC and the FERC.

In the course of implementing their programs to ensure compliance with the Reliability Standards by those PPL Energy Supply affiliates subject to the standards, certain other instances of potential non-compliance may be identified from time to time. PPL Energy Supply cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any, other than the amounts currently recorded.

In October 2012, the FERC initiated its consideration of proposed changes to Reliability Standards to address the impacts of Geomagnetic Disturbances on the reliable operation of the bulk-power system, which might, among other things, lead to a requirement to install equipment that blocks geo-magnetically induced currents on implicated transformers. On May 16, 2013, FERC issued Order No. 779, requiring NERC to submit two types of Reliability Standards for FERC’s approval in twelve month intervals. The first type would require certain owners and operators of the nation’s electricity infrastructure, such as PPL Energy Supply, to develop and implement operational procedures to mitigate the effects of Geomagnetic Disturbances on the bulk-power system. This NERC proposed standard was filed by NERC with FERC for approval in January of 2014, with a comment due date of March 24, 2014. The second type is to require owners and operators of the bulk-power system to assess certain Geomagnetic Disturbance events and develop and implement plans to protect the bulk-power system from those events and must be filed by NERC with FERC for approval by January 22, 2015. PPL Energy Supply may be required to make significant expenditures in new equipment or modifications to its facilities to comply with the new requirements. PPL Energy Supply is unable to predict the amount of any expenditures that may be required as a result of the adoption of any Reliability Standards for Geomagnetic Disturbances.

Settled Litigation

Spent Nuclear Fuel Litigation

In May 2011, PPL Susquehanna entered into a settlement agreement with the U.S. Government relating to PPL Susquehanna’s lawsuit, seeking damages for the Department of Energy’s failure to accept spent nuclear fuel from the PPL Susquehanna plant. PPL Susquehanna recorded credits totaling $56 million to “Fuel” on the Statement of Income in 2011 to recognize recovery, under the settlement agreement, of certain costs to store spent nuclear fuel at the Susquehanna plant. The amounts recorded through September 2011 cover costs incurred from 1998 through December 2010. PPL Susquehanna is eligible to receive payment of annual claims for allowed costs, as set forth in the settlement agreement, that are incurred through December 31, 2013. In exchange, PPL Susquehanna has waived any claims against the United States government for costs paid or injuries sustained related to storing spent nuclear fuel at the Susquehanna plant through December 31, 2013. In January 2014, PPL Susquehanna entered into a new agreement with the Department of Energy to extend the settlement agreement on the same terms as the prior agreement for an additional three years to the end of 2016.

Environmental Matters – Domestic

Due to the environmental issues discussed below or other environmental matters, it may be necessary for PPL Energy Supply to modify, curtail, replace or cease operation of certain facilities or performance of certain operations to comply with statutes, regulations and other requirements of regulatory bodies or courts. In addition, legal challenges to new environmental permits or rules add to the uncertainty of estimating the future cost impact of these permits and rules.

Air

CSAPR (formerly Clean Air Transport Rule) and CAIR

In July 2011, the EPA adopted the CSAPR. The CSAPR replaced the EPA’s previous CAIR which was invalidated in July 2008 by the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Court of Appeals). CAIR subsequently was effectively reinstated by the D.C. Court of Appeals in December 2008, pending finalization of the CSAPR. Like CAIR, CSAPR targeted sources in the eastern U.S. and would have required reductions in sulfur dioxide and nitrogen oxides in two phases (2012 and 2014).

In December 2011, the D.C. Court of Appeals stayed implementation of the CSAPR and left CAIR in effect pending a final decision on the validity of the rule. In August 2012, the D.C. Court of Appeals issued a ruling invalidating CSAPR, remanding the rule to the EPA for further action, and leaving CAIR in place during the interim. In June 2013, the U.S. Supreme Court granted the EPA’s petition for review of the D.C. Court of Appeals’ August 2012 decision. Oral arguments before the U.S. Supreme Court were held in December 2013. Prior to a revised transport rule from the EPA, coal-fired generating plants could face tighter emission limitations on nitrogen oxides through state action.

PPL Energy Supply’s Pennsylvania fossil-fueled generating plants can meet the CAIR sulfur dioxide emission requirements with the existing scrubbers that were placed in service in 2008 and 2009. To meet the CAIR standards for nitrogen oxides, PPL Energy Supply will need to buy allowances and/or make operational changes, the costs of which are not anticipated to be significant.

National Ambient Air Quality Standards

PPL Energy Supply’s fossil-fueled generating plants may face further reductions in emissions as a result of more stringent national ambient air quality standards for ozone, nitrogen oxides, sulfur dioxide and/or fine particulates.

In 2010, the EPA finalized a new one-hour standard for sulfur dioxide and required states to identify areas that meet those standards and areas that are in non-attainment. In July 2013, the EPA finalized non-attainment designations for parts of the country, including part of Yellowstone County in Montana (Billings area) and part of Jefferson County in Kentucky. Attainment must be achieved by 2018. States are working on designations for other areas.

In December 2012, the EPA issued final rules that strengthen the fine particulate standards. Under the final rules, states and the EPA have until 2015 to identify non-attainment areas, and states have until 2020 to achieve attainment for those areas.

PPL Energy Supply anticipates that some of the measures required for compliance with the CAIR, or the MATS, or the Regional Haze requirements (as discussed below), such as upgraded or new sulfur dioxide scrubbers at certain plants will help to achieve compliance with the new one-hour sulfur dioxide standard. If additional reductions were to be required, the financial impact could be significant. The short-term impact on the Corette plant from the EPA’s final designation of part of Yellowstone County in Montana as non-attainment (as noted above) is not expected to be significant, as PPL Energy Supply previously announced its intent to place the plant in long-term reserve status beginning in April 2015.

Until particulate matter and sulfur dioxide maintenance and compliance plans are developed by the EPA and state or local agencies, including identification and finalization of attainment designations for particulate matter, PPL Energy Supply cannot predict the impact of the new standards.

MATS

In May 2011, the EPA published a proposed regulation requiring stringent reductions of mercury and other hazardous air pollutants from power plants. In February 2012, the EPA published the final rule, known as the MATS, with an effective date of April 2012. The rule is being challenged by industry groups and states in the

D.C. Court of Appeals, where oral arguments were held in December 2013. The rule provides for a three-year compliance deadline with the potential for a one-year extension as provided under the statute. PPL Energy Supply has received compliance extensions for certain plants in Pennsylvania. PPL Energy Supply is considering extension requests for other plants as well.

With respect to PPL Energy Supply’s Pennsylvania plants, PPL Energy Supply believes that installation of chemical additive systems may be necessary at certain coal-fired plants, the capital cost of which is not expected to be significant. PPL Energy Supply continues to analyze the potential impact of MATS on operating costs. With respect to PPL Energy Supply’s Montana plants, modifications to the air pollution controls installed on Colstrip may be required, the cost of which is not expected to be significant. For the Corette plant, PPL Energy Supply announced in September 2012 its intention, beginning in April 2015, to place the plant in long-term reserve status, suspending the plant’s operation due to expected market conditions and the costs to comply with the MATS requirements. The Corette plant was determined to be impaired in December 2013. See Note 14 for additional information. PPL Energy Supply is continuing to conduct in-depth reviews of the MATS, including the potential implications to scrubber wastewater discharges. See the discussion of effluent limitations guidelines and standards below.

Regional Haze and Visibility

The EPA’s regional haze programs were developed under the Clean Air Act to eliminate man-made visibility degradation by 2064. Under the programs, states are required to take action via state plans to make reasonable progress every decade, including the application of Best Available Retrofit Technology (BART) on power plants commissioned between 1962 and 1977.

The primary power plant emissions affecting visibility are sulfur dioxide, nitrogen oxides and particulates. To date, the focus of regional haze activity has been the western U.S. because the EPA had determined that the regional trading program in the eastern U.S. under CSAPR satisfied BART requirements to reduce sulfur dioxide and nitrogen oxides. However, the D.C. Court of Appeals’ August 2012 decision to vacate and remand CSAPR and to implement CAIR in its place on an interim basis leaves power plants located in the eastern U.S., including PPL Energy Supply’s plants in Pennsylvania, exposed to reductions in sulfur dioxide and nitrogen oxides as required by BART, unless the D.C. Court of Appeals’ decision, now pending before the U.S. Supreme Court, is overturned.

In Montana, the EPA Region 8 developed the regional haze plan as the MDEQ declined to develop a BART state implementation plan. The EPA finalized the plan (“Federal Implementation Plan” or “FIP”) in 2012. The final FIP assumed no additional controls for Corette or Colstrip Units 3 and 4, but proposed tighter limits for Corette and Colstrip Units 1 and 2. PPL Energy Supply expects to meet these tighter permit limits at Corette without any significant changes to operations, although other requirements have led to the planned suspension of operations at Corette beginning in April 2015 (see “MATS” above). Under the final FIP, Colstrip Units 1 and 2 may require additional controls, including the possible installation of an SNCR and other technology, to meet more stringent nitrogen oxides and sulfur dioxide limits. The cost of these potential additional controls, if required, could be significant. Both PPL and environmental groups have appealed the final FIP rules to the U.S. Court of Appeals for the Ninth Circuit.

New Source Review (NSR)

The EPA has continued its NSR enforcement efforts targeting coal-fired generating plants. The EPA has asserted that modification of these plants has increased their emissions and, consequently, that they are subject to stringent NSR requirements under the Clean Air Act. In April 2009, PPL received EPA information requests for its Montour and Brunner Island plants, and PPL and the EPA have exchanged certain information regarding this matter. In January 2009, PPL Energy Supply and other companies that own or operate the Keystone plant in Pennsylvania received a notice of violation from the EPA alleging that certain projects were undertaken without proper NSR compliance. In May and November 2012, PPL Montana received information requests from the EPA regarding projects undertaken during a Spring 2012 maintenance outage at Colstrip Unit 1. In September 2012,

PPL Montana received an information request from the Montana Department of Environmental Quality regarding Colstrip Unit 1 and other projects. PPL Energy Supply cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any.

States and environmental groups also have commenced litigation alleging violations of the NSR regulations by coal-fired generating plants across the nation. See “Legal Matters” above for information on a lawsuit filed by environmental groups in March 2013 against PPL Montana and other owners of Colstrip.

If PPL Energy Supply subsidiaries are found to have violated NSR regulations by significantly increasing pollutants through a major plant modification, PPL Energy Supply would, among other things, be required to meet stringent permit limits reflecting Best Available Control Technology (BACT) for pollutants meeting the National Ambient Air Quality Standards (NAAQS) in the area and reflecting Lowest Achievable Emission Rates (LAER) for pollutants not meeting the NAAQS in the area. The costs to meet such limits, including installation of technology at certain units, could be significant.

GHG Regulations and Tort Litigation

As a result of the April 2007 U.S. Supreme Court decision that the EPA has authority under the Clean Air Act to regulate GHG emissions from new motor vehicles, in April 2010, the EPA and the U.S. Department of Transportation issued new light-duty vehicle emissions standards that applied beginning with 2012 model year vehicles. The EPA also clarified that this standard, beginning in 2011, authorized regulation of GHG emissions from stationary sources under the NSR and Title V operating permit provisions of the Clean Air Act. As a result, any new sources or major modifications to existing GHG sources causing a net significant emissions increase now require adherence to the BACT permit limits for GHGs. The rules were challenged, and in June 2012 the D.C. Court of Appeals upheld the EPA’s regulations. In December 2012, the D.C. Court of Appeals denied petitions for rehearing pertaining to its June 2012 opinion. On October 15, 2013, the U.S. Supreme Court granted certiorari for several petitions to decide whether the NSR provisions of the Clean Air Act require the EPA to regulate GHG emissions from stationary sources, such as power plants.

In June 2013, President Obama released his Climate Action Plan which reiterates the goal of reducing greenhouse gas emissions in the U.S. “in the range of” 17% below 2005 levels by 2020 through such actions as regulating power plant emissions, promoting increased use of renewables and clean energy technology, and establishing tighter energy efficiency standards. Also, by Presidential Memorandum the EPA was directed to issue a revised proposal for new power plants (a prior proposal was issued in 2012) by September 20, 2013, with a final rule in a timely fashion thereafter, and to issue proposed standards for existing plants by June 1, 2014 with a final rule to be issued by June 1, 2015. The EPA was further directed to require that states develop implementation plans for existing plants by June 2016. Regulation of existing plants could have a significant industry-wide impact depending on the structure and stringency of the final rule and the state implementation plans. The Administration’s recent increase in its estimate of the “social cost of carbon” (which is used to calculate benefits associated with proposed regulations) from $23.80 to $38 per metric ton in 2015 may also lead to more costly regulatory requirements; the White House Office of Management and Budget (OMB) has opened this issue for public comment. Additionally, the Climate Action Plan requirements related to preparing the U.S. for the impacts of climate change could affect PPL and others in the industry as modifications to electricity delivery systems to improve the ability to withstand major storms may be needed in order to meet those requirements.

The EPA issued its revised proposal for new sources on September 20, 2013 as directed by the White House. This proposal was published in the Federal Register on January 8, 2014, with comments due on March 10, 2014. Unlike the EPA’s prior proposal, the EPA’s revised proposal established separate emission standards for coal and gas units based on the application of different technologies. The coal standard is based on the application of partial carbon capture and sequestration technology, but because this technology is not presently commercially available, the revised proposal effectively precludes the construction of new coal plants. The EPA proposed the same standard for NGCC power plants as was proposed in 2012 and may not be consistently achievable. In addition, the EPA deleted the explicit exemption previously proposed for simple-cycle natural gas plants.

At the regional level, ten northeastern states have been participating in a cap-and-trade program called the Regional Greenhouse Gas Initiative (RGGI). The program commenced in January 2009 and covers electric power plants greater than 25 MW. The program calls for a 10% reduction in carbon dioxide emissions from these plants by 2019 compared to 2005 levels. Pennsylvania has not stated an intention to join the RGGI, but enacted the Pennsylvania Climate Change Act of 2008 (PCCA). The PCCA established a Climate Change Advisory Committee to advise the PADEP on the development of a Climate Change Action Plan. In December 2013, the Advisory Committee issued an updated Climate Change Action Report and identified specific actions that could result in reducing GHG emissions by 30% by 2020. The report recognized some legislative initiatives that were enacted since 2009 that facilitated reductions in GHG emissions and made a number of legislative recommendations that include amending the PA AEPS Act to include additional waste-to-energy facilities, providing incentives for coal mine methane usage, providing incentives for alternative fuel vehicles and addressing the long-term viability issues of carbon capture and sequestration.

A number of lawsuits have been filed asserting common law claims including nuisance, trespass and negligence against various companies with GHG emitting plants and, although the decided cases to date have not sustained claims brought on the basis of these theories of liability, the law remains unsettled on these claims. In September 2009, the U.S. Court of Appeals for the Second Circuit in the case of AEP v. Connecticut reversed a federal district court’s decision and ruled that several states and public interest groups, as well as the City of New York, could sue five electric utility companies under federal common law for allegedly causing a public nuisance as a result of their emissions of GHGs. In June 2011, the U.S. Supreme Court overturned the Second Circuit and held that such federal common law claims were displaced by the Clean Air Act and regulatory actions of the EPA.

In 2013, PPL Energy Supply’s power plants emitted approximately 26 million tons of carbon dioxide. All tons are U.S. short tons (2,000 pounds/ton).

Renewable Energy Legislation

There has been interest in renewable energy legislation at both the state and federal levels. Federal legislation on renewable energy is not expected to be enacted this year. In Pennsylvania, bills were introduced calling for an increase in AEPS Tier 1 obligations and to create a $25 million permanent funding program for solar generation. Bills (SB 1171 and HB 100) were also introduced to add natural gas as a qualified AEPS resource, and another bill (HB 1912) would repeal the AEPS Act entirely. A bill adding new hydropower to Montana’s renewable portfolio standard was enacted with an effective date of October 1, 2013. An interim legislative committee in Montana is reviewing the state’s RPS. PPL Energy Supply cannot predict at this time whether the committee will recommend any changes to existing laws. In Maryland, bills have been introduced in the 2014 session to double the state’s RPS requirement from 20% to 40% and provide exceptions for specific types of energy sources.

PPL Energy Supply believes there are financial, regulatory and logistical uncertainties related to the implementation of renewable energy mandates that will need to be resolved before the impact of such requirements on them can be estimated. Such uncertainties, among others, include the need to provide back-up supply to augment intermittent renewable generation, potential generation over-supply and downward pressure on energy prices that could result from such renewable generation and back-up, impacts to PJM’s capacity market and the need for substantial changes to transmission and distribution systems to accommodate renewable energy sources. These uncertainties are not directly addressed by proposed legislation. PPL Energy Supply cannot predict at this time the effect on its competitive plants’ future competitive position, results of operation, cash flows and financial position of renewable energy mandates that may be adopted, although the costs to implement and comply with any such requirements could be significant.

Water/Waste

Coal Combustion Residuals (CCRs)

In June 2010, the EPA proposed two approaches to regulating the disposal and management of CCRs (as either hazardous or non-hazardous) under the Resource Conservation and Recovery Act (RCRA). CCRs include fly ash, bottom ash and sulfur dioxide scrubber wastes. Regulating CCRs as a hazardous waste under Subtitle C of the RCRA would materially increase costs and result in early retirements of many coal-fired plants, as it would require plants to retrofit their operations to comply with full hazardous waste requirements for the generation of CCRs and associated waste waters through generation, transportation and disposal. This would also have a negative impact on the beneficial use of CCRs and could eliminate existing markets for CCRs. The EPA’s proposed approach to regulate CCRs as non-hazardous waste under Subtitle D of the RCRA would mainly affect disposal and most significantly affect any wet disposal operations. Under this approach, many of the current markets for beneficial uses would not be affected. Currently, PPL Energy Supply expects that several of its plants in Montana could be significantly impacted by the EPA’s proposed non-hazardous waste regulations, as these plants are using surface impoundments for management and disposal of CCRs.

The EPA has issued information requests on CCR management practices at numerous plants throughout the power industry as it considers whether or not to regulate CCRs as hazardous waste. PPL Energy Supply has provided information on CCR management practices at most of its plants in response to the EPA’s requests. In addition, the EPA has conducted follow-up inspections to evaluate the structural stability of CCR management facilities at several PPL Energy Supply plants and PPL Energy Supply has implemented or is implementing certain actions in response to recommendations from these inspections.

The EPA is continuing to evaluate the unprecedented number of comments it received on its June 2010 proposed regulations. In October 2011, the EPA issued a Notice of Data Availability (NODA) requesting comments on selected documents it received during the comment period for the proposed regulations. On September 20, 2013, in response to the proposed Effluent Limitation Guidelines, PPL Energy Supply submitted comments on the proposed CCR regulations. Also, on September 3, 2013, PPL Energy Supply commented on a second CCR NODA seeking comment on additional information related to the EPA’s proposal.

A coalition of environmental groups and two CCR recycling companies have filed lawsuits against the EPA seeking a deadline for final rulemaking and, in settlement of that litigation, the EPA has agreed to issue its final rulemaking by the end of 2014.

In July 2013, the U.S. House of Representatives passed House Bill H.R. 2218, the Coal Residuals and Reuse Management Act of 2013, which would preempt the EPA from issuing final CCR regulations and would set non-hazardous CCR standards under RCRA and authorize state permit programs. It remains uncertain whether similar legislation will likely be passed by the U.S. Senate. PPL Energy Supply cannot predict at this time the final requirements of the EPA’s CCR regulations or potential changes to the RCRA and what impact they would have on its facilities, but the financial and operational impact is expected to be material if CCRs are regulated as hazardous waste and significant if regulated as non-hazardous.

Seepages and Groundwater Infiltration – Pennsylvania and Montana

Seepages or groundwater infiltration have been detected at active and retired wastewater basins and landfills at various PPL Energy Supply plants. PPL Energy Supply has completed or is completing assessments of seepages or groundwater infiltration at various facilities and have completed or are working with agencies to implement assessment or abatement measures, where required. A range of reasonably possible losses cannot currently be estimated.

In August 2012, PPL Montana entered into an Administrative Order on Consent (AOC) with the MDEQ which establishes a comprehensive process to investigate and remediate groundwater seepage impacts related to the wastewater facilities at the Colstrip power plant. The AOC requires that within five years, PPL Montana provide financial assurance to the MDEQ for the costs associated with closure and future monitoring of the waste-water treatment facilities. PPL Montana cannot predict at this time if the actions required under the AOC will create the need to adjust the existing ARO related to these facilities.

In September 2012, Earthjustice filed an affidavit pursuant to Montana’s Major Facility Siting Act (MFSA) that sought review of the AOC by Montana’s Board of Environmental Review (BER) on behalf of the Sierra Club, the MEIC, and the National Wildlife Federation (NWF). In September 2012, PPL Montana filed an election with the BER to have this proceeding conducted in Montana state district court as contemplated by the MFSA. In October 2012, Earthjustice filed a petition for review of the AOC in the Montana state district court in Rosebud County.

Clean Water Act 316(b)

The EPA published proposed rule 316(b) for existing facilities in April 2011. The EPA has been evaluating the comments it received to the proposed rule and meeting with industry groups to discuss options. The proposed rule contains two requirements to reduce impact to aquatic organisms at cooling water intake structures. The first requires all existing facilities to meet standards for the reduction of mortality of aquatic organisms that become trapped against water intake screens (impingement) regardless of the levels of mortality actually occurring or the cost to achieve the standards. The second requirement is to determine and install the best technology available to reduce mortality of aquatic organisms pulled through a plant’s cooling water system (entrainment). A form of cost-benefit analysis is allowed for this second requirement involving a site-specific evaluation based on nine factors, including impacts to energy delivery reliability and the remaining useful life of the plant. The final rule is expected by April 17, 2014. Until the final rule is issued, PPL Energy Supply cannot estimate a range of reasonably possible costs, if any, that would be required to comply with such a regulation.

Effluent Limitations Guidelines (ELGs) and Standards

In June 2013, the EPA published proposed regulations to revise discharge limitations for steam electric generation wastewater permits. The proposed limitations are based on the EPA review of available treatment technologies and their capacity for reducing pollutants and include new requirements for fly ash and bottom ash transport water and metal cleaning waste waters, as well as new limits for scrubber wastewater and landfill leachate. The EPA’s proposed ELG regulations contain requirements that would affect the inspection and operation of CCR facilities, if finalized. The EPA has indicated that it will coordinate these regulations with the regulation of CCRs discussed above. The proposal contains alternative approaches, some of which could significantly impact PPL Energy Supply’s coal-fired plants. PPL Energy Supply worked with industry groups to comment on the proposed regulation on September 20, 2013. The final regulation is expected to be issued in May 2014 but it may be delayed. At the present time, PPL Energy Supply is unable to predict the outcome of this matter or estimate a range of reasonably possible costs, but the costs could be significant. Pending finalization of the ELGs, certain states (including Pennsylvania) and environmental groups are proposing more stringent technology-based limits in permit renewals. Depending on the final limits imposed, the costs of compliance could be significant and costs could be imposed ahead of federal timelines.

Other Issues

The EPA is reassessing its polychlorinated biphenyls (PCB) regulations under the Toxic Substance Control Act, which currently allow certain PCB articles to remain in use. In April 2010, the EPA issued an Advanced Notice of Proposed Rulemaking for changes to these regulations. This rulemaking could lead to a phase-out of all or some PCB-containing equipment. The EPA is planning to propose the revised regulations in November 2014. PCBs are found, in varying degrees, in all of PPL Energy Supply’s operations. PPL Energy Supply cannot predict at this time the outcome of these proposed EPA regulations and what impact, if any, they would have on its facilities, but the costs could be significant.

PPL Energy Supply has investigated alternatives to exclude fish from the discharge channel at its Brunner Island plant, but the subsidiary and the PADEP have concluded that a barrier method to exclude fish is not workable. In June 2012, a Consent Order and Agreement (COA) was signed that allows the subsidiary to study a change in a cooling tower operational method that may keep fish from entering the channel. Should this approach fail, the COA requires a retrofit of impingement control technology at the intakes to the cooling towers, the cost of which could be significant.

The EPA and the Army Corps of Engineers are working on a guidance document that will expand the federal government’s interpretation of what constitutes “waters of the U.S.” subject to regulation under the Clean Water Act. This change has the potential to affect generation and delivery operations, with the most significant effect being the potential elimination of the existing regulatory exemption for plant waste water treatment systems. The costs that may be imposed on PPL Energy Supply as a result of any eventual expansion of this interpretation cannot reliably be estimated at this time but could be significant.

Superfund and Other Remediation

Under the Pennsylvania Clean Streams Law, subsidiaries of PPL Generation are obligated to remediate acid mine drainage at former mine sites and may be required to take additional steps to prevent potential acid mine drainage at previously capped refuse piles. One PPL Generation subsidiary is pumping mine water at two mine sites and treating water at one of these sites. Another PPL Generation subsidiary has installed a passive wetlands treatment system at a third site. In December 2013, PPL Generation subsidiaries reached an agreement of sale for one of the two pumping mine sites and the passive wetlands treatment system at the third site. Once these sales are finalized and responsibilities are transferred to the new owner, subject to regulatory agency approvals, PPL Generation subsidiaries will no longer be responsible for operating and maintaining these two sites. At December 31, 2013, PPL Energy Supply had accrued a discounted liability of $21 million to cover the costs of pumping and treating groundwater at the two mine sites for 50 years and for operating and maintaining passive wetlands treatment at the third site. PPL Energy Supply discounted this liability based on risk-free rates at the time of the mine closures. The weighted-average rate used was 8.21%. Expected undiscounted payments are estimated at $1 million for each of the years from 2014 through 2018, and $107 million for work after 2018.

From time to time, PPL Energy Supply undertakes remedial action in response to spills or other releases at various on-site and off-site locations, negotiate with the EPA and state and local agencies regarding actions necessary for compliance with applicable requirements, negotiate with property owners and other third parties alleging impacts from PPL Energy Supply’s operations and undertake similar actions necessary to resolve environmental matters which arise in the course of normal operations. Based on analyses to date, resolution of these environmental matters is not expected to have a significant adverse impact on PPL Energy Supply’s operations.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in significant additional costs for PPL Energy Supply.

Other

Nuclear Insurance

The Price-Anderson Act is a United States Federal law which governs liability-related issues and ensures the availability of funds for public liability claims arising from an incident at any of the U.S. licensed nuclear facilities. It also seeks to limit the liability of nuclear reactor owners for such claims from any single incident. Effective September 10, 2013, the liability limit per incident was $13.6 billion for such claims which is funded by insurance coverage from American Nuclear Insurers (ANI) and an industry assessment program.

Under the industry assessment program, in the event of a nuclear incident at any of the reactors covered by The Price-Anderson Act as amended, PPL Susquehanna could be assessed up to $255 million per incident, payable at $38 million per year.

Additionally, PPL Susquehanna purchases property insurance programs from NEIL, an industry mutual insurance company of which PPL Susquehanna is a member. Effective April 1, 2013, facilities at the Susquehanna plant are insured against property damage losses up to $2.50 billion. PPL Susquehanna also purchases an insurance program that provides coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions.

Under the NEIL property and replacement power insurance programs, PPL Susquehanna could be assessed retrospective premiums in the event of the insurers’ adverse loss experience. Effective April 1, 2013, this maximum assessment was $46 million.

Labor Unions

In 2014, certain labor agreement negotiations are scheduled to begin or have begun. For PPL Energy Supply, negotiations with the IBEW commenced in January 2014. The current agreement expires in May 2014. PPL Energy Supply cannot predict the outcome of the union labor negotiations. The labor agreements expiring in 2014 covered the following employees at December 31, 2013:

Number of Employees	Percent of Total Workforce
1,190	24%

Guarantees and Other Assurances

In the normal course of business, PPL Energy Supply enters into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries engage.

The table below details guarantees provided as of December 31, 2013. “Exposure” represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee. The probability of expected payment/performance under each of these guarantees is remote.

	Exposure at December 31, 2013		Expiration Date
Letters of credit issued on behalf of affiliates	29	(a)	2014 – 2015
Indemnifications for sales of assets	250	(b)	2025
Guarantee of a portion of a divested unconsolidated entity’s debt	22	(c)	2018

(a)	Standby letter of credit arrangements under PPL Energy Supply’s credit facilities for the purposes of protecting various third parties against nonperformance by PPL.
(b)	Indemnifications are governed by the specific sales agreement and include breach of the representations, warranties and covenants, and liabilities for certain other matters. PPL Energy Supply’s maximum exposure with respect to certain indemnifications and the expiration of the indemnifications cannot be estimated because the maximum potential liability is not capped by the transaction documents and the expiration date is based on the applicable statute of limitations. The exposure and expiration date noted is based on those cases in which the agreements provide for specific limits.
(c)	Relates to a guarantee of one-third of the divested entity’s debt. The purchaser provided a cross-indemnity, secured by a lien on the purchaser’s stock of the divested entity. The exposure noted reflects principal only.

PPL Energy Supply provides other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of indemnification or warranties related to services or equipment and vary in duration. The amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guarantees and the probability of payment/performance under these guarantees is remote.

PPL, on behalf of itself and certain of its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage provides maximum aggregate coverage of $225 million. This insurance may be applicable to obligations under certain of these contractual arrangements.

12.	Related Party Transactions

PLR Contracts/Purchase of Accounts Receivable

PPL Electric holds competitive solicitations for PLR generating supply. PPL EnergyPlus has been awarded a portion of the PLR generation supply through these competitive solicitations. The sales between PPL EnergyPlus and PPL Electric are included in the Statements of Income as “Unregulated wholesale energy to affiliate” by PPL Energy Supply.

Under the standard Default Service Supply Master Agreement for the solicitation process, PPL Electric requires all suppliers to post collateral once credit exposures exceed defined credit limits. PPL EnergyPlus is required to post collateral with PPL Electric: (a) when the market price of electricity to be delivered by PPL EnergyPlus exceeds the contract price for the forecasted quantity of electricity to be delivered and (b) this market price exposure exceeds a contractual credit limit. Based on the current credit rating of PPL Energy Supply, as guarantor, PPL EnergyPlus’ credit limit was $20 million at December 31, 2013.

See Note 1 for information on sales of accounts receivable by PPL EnergyPlus to PPL Electric.

At December 31, 2013, PPL Energy Supply had a net credit exposure of $28 million from PPL Electric from its commitment as a PLR supplier and from the sale of its accounts receivable to PPL Electric.

Support Costs

PPL Services provides PPL Energy Supply with administrative, management and support services. Where applicable, the costs of these services are charged to PPL Energy Supply as direct support costs. General costs that cannot be directly attributed to a specific affiliate are allocated and charged to the respective affiliates, including PPL Energy Supply, as indirect support costs. PPL Services uses a three-factor methodology that includes the affiliates’ invested capital, operation and maintenance expenses and number of employees to allocate indirect costs. PPL Services charged the following amounts for the years ended December 31, and believe these amounts are reasonable, including amounts applied to accounts that are further distributed between capital and expense.

2013	2012	2011
$218	$212	$189

Intercompany Borrowings

A PPL Energy Supply subsidiary periodically holds revolving lines of credit and demand notes from certain affiliates. No balance was outstanding at December 31, 2013 and 2012. Interest earned on these revolving facilities is included in “Interest Income from Affiliates” on the Statement of Income. Interest earned on borrowings was not significant for 2013 and 2012. For 2011, interest earned on borrowings was $8 million, which was primarily attributable to borrowings by PPL Energy Funding with an interest rate of 3.77%.

Trademark Royalties

A PPL subsidiary owned PPL trademarks and billed certain affiliates for their use under a licensing agreement. This agreement was terminated in December 2011. PPL Energy Supply was charged $40 million of license fees in 2011. These charges were primarily included in “Other operation and maintenance” on the Statement of Income.

Distribution of Interest in PPL Global to Parent

In January 2011, PPL Energy Supply distributed its membership interest in PPL Global to its parent, PPL Energy Funding. See Note 5 for additional information.

Other

See Note 1 for discussions regarding the intercompany tax sharing agreement and Note 3 for a discussion regarding capital transactions by PPL Energy Supply. See Note 1 for discussions regarding intercompany allocations of stock-based compensation expense. See Note 9 for discussions regarding intercompany allocations associated with defined benefits.
13. Other Income (Expense) – net

The breakdown of “Other Income (Expense) – net” for the years ended December 31 was:

	2013	2012	2011
Other Income
Earnings on securities in NDT funds	$23	$22	$24
Interest income		1	1
Miscellaneous	14	5	6

Total Other Income	37	28	31

Other Expense
Charitable contributions	4	3	3
Miscellaneous	3	7	5

Total Other Expense	7	10	8

Other Income (Expense) – net	$30	$18	$23

14. Fair Value Measurements and Credit Concentration

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) are used to measure the fair value of an asset or liability, as appropriate. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk. The fair value of a group of financial assets and liabilities is measured on a net basis. Transfers between levels are recognized at end-of-reporting-period values. During 2013 and 2012, there were no transfers between Level 1 and Level 2. See Note 1 for information on the levels in the fair value hierarchy.

Recurring Fair Value Measurements

The assets and liabilities measured at fair value were:

	December 31, 2013				December 31, 2012
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$239	$239			$413	$413

Restricted cash and cash equivalents (a)	85	85			63	63

Price risk management assets:
Energy commodities	1,188	3	$1,123	$62	2,068	2	$2,037	$29

Total price risk management assets	1,188	3	1,123	62	2,068	2	2,037	29

NDT funds:
Cash and cash equivalents	14	14			11	11
Equity securities
U.S. large-cap	547	409	138		412	308	104
U.S. mid/small-cap	81	33	48		60	25	35
Debt securities
U.S. Treasury	95	95			95	95
U.S. government sponsored agency	6		6		9		9
Municipality	77		77		82		82
Investment-grade corporate	38		38		40		40
Other	5		5		3		3
Receivables (payables), net	1	(1)	2			(2)	2

Total NDT funds	864	550	314		712	437	275

Auction rate securities (b)	16			16	16		3	13

Total assets	$2,392	$877	$1,437	$78	$3,272	$915	$2,315	$42

Liabilities
Price risk management liabilities:
Energy commodities	$1,070	$4	$1,028	$38	$1,566	$2	$1,557	$7

Total price risk management liabilities	$1,070	$4	$1,028	$38	$1,566	$2	$1,557	$7

(a)	Current portion is included in “Restricted cash and cash equivalents” and long-term portion is included in “Other noncurrent assets” on the Balance Sheets.
(b)	Included in “Other investments” on the Balance Sheets.

A reconciliation of net assets and liabilities classified as Level 3 for the years ended December 31 is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Energy Commodities, net	Auction Rate Securities	Total
2013
Balance at beginning of period	$22	$13	$35
Total realized/unrealized gains (losses)
Included in earnings	(5)		(5)
Sales	(2)		(2)
Settlements	(3)		(3)
Transfers into Level 3	10	3	13
Transfers out of Level 3	2		2

Balance at end of period	$24	$16	$40

2012
Balance at beginning of period	$13	$19	$32
Total realized/unrealized gains (losses)
Included in earnings	2		2
Included in OCI (a)	1		1
Sales		(3)	(3)
Settlements	(13)		(13)
Transfers into Level 3	8		8
Transfers out of Level 3	11	(3)	8

Balance at end of period	$22	$13	$35

(a)	“Energy Commodities” are included in “Qualifying derivatives” and “Auction Rate Securities” are included in “Available-for-sale securities” on the Statements of Comprehensive Income.

The significant unobservable inputs used in and quantitative information about the fair value measurement of assets and liabilities classified as Level 3 are as follows:

	December 31, 2013
	Fair Value, net Asset (Liability)	Valuation Technique	Significant Unobservable Input(s)	Range (Weighted Average) (a)
Energy commodities
Retail natural gas sales contracts (b)	$36	Discounted cash flow	Observable wholesale prices used as proxy for retail delivery points	10% – 100% (86%)
Full-requirement sales contracts (c)	(12)	Discounted cash flow	Proprietary model	100% (100%)
Auction rate securities (f)	16	Discounted cash flow	Modeled from SIFMA Index	10% – 80% (63%)

	December 31, 2012
	Fair Value, net Asset (Liability)	Valuation Technique	Significant Unobservable Input(s)	Range (Weighted Average) (a)
Energy commodities
Retail natural gas sales contracts (b)	$24	Discounted cash flow	Observable wholesale prices used as proxy for retail delivery points	21% – 100% (75%)
Power sales contracts (d)	(4)	Discounted cash flow	Proprietary model used to calculate forward basis prices	24% (24%)
FTR purchase contracts (e)	2	Discounted cash flow	Historical settled prices used to model forward prices	100% (100%)
Auction rate securities (f)	13	Discounted cash flow	Modeled from SIFMA Index	57% – 74% (65%)

(a)	For energy commodities and auction rate securities, the range and weighted average represent the percentage of fair value derived from the unobservable inputs.
(b)	As the forward price of natural gas increases/(decreases), the fair value of contracts (decreases)/increases.
(c)	As forward market prices increase/(decrease), the fair value of contracts (decreases)/increases. As the volumetric assumptions for full-requirement sales contracts in a gain position increase/(decrease), the fair value of contracts increases/(decreases). As the volumetric assumptions for full-requirement sales contracts in a loss position increase/(decrease), the fair value of contracts (decreases)/increases.
(d)	As the forward price of basis increases/(decreases), the fair value of contracts (decreases)/increases.
(e)	As the forward implied spread increases/(decreases), the fair value of contracts increases/(decreases).
(f)	The model used to calculate fair value incorporates an assumption that the auctions will continue to fail. As the modeled forward rates of the SIFMA Index increase/(decrease), the fair value of the securities increases/(decreases).

Net gains and losses on assets and liabilities classified as Level 3 and included in earnings for the years ended December 31 were reported in the Statements of Income as follows:

	Energy Commodities, net
	Unregulated Wholesale Energy		Unregulated Retail Energy		Fuel		Energy Purchases
	2013	2012	2013	2012	2013	2012	2013	2012
Total gains (losses) included in earnings	$(36)	$(19)	$25	$26	$3		$3	$(5)
Change in unrealized gains (losses) relating to positions still held at the reporting date	(23)	(3)	24	29			1	1

Price Risk Management Assets/Liabilities – Energy Commodities

Energy commodity contracts are generally valued using the income approach, except for exchange-traded derivative contracts, which are valued using the market approach and are classified as Level 1. When the lowest level inputs that are significant to the fair value measurement of a contract are observable, the contract is classified as Level 2. Level 2 contracts are valued using inputs which may include quotes obtained from an exchange (where there is insufficient market liquidity to warrant inclusion in Level 1), binding and non-binding broker quotes, prices posted by ISOs or published tariff rates. Furthermore, independent quotes are obtained from the market to validate the forward price curves. Energy commodity contracts include forwards, futures, swaps, options and structured transactions and may be offset with similar positions in exchange-traded markets. To the extent possible, fair value measurements utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs. In certain instances, these contracts may be valued using models, including standard option valuation models and standard industry models.

When unobservable inputs are significant to the fair value measurement, a contract is classified as Level 3. Level 3 contracts are valued using PPL proprietary models which may include significant unobservable inputs such as delivery at a location where pricing is unobservable, delivery dates that are beyond the dates for which independent quotes are available, implied volatilities, implied correlations and market implied heat rates. Forward transactions, including forward transactions classified as Level 3, are analyzed by PPL’s Risk Management department, which reports to the Chief Financial Officer (CFO). Accounting personnel, who also report to the CFO, interpret the analysis quarterly to appropriately classify the forward transactions in the fair value hierarchy. Valuation techniques are evaluated periodically. Additionally, Level 2 and Level 3 fair value measurements include adjustments for credit risk based on PPL’s own creditworthiness (for net liabilities) and its counterparties’ creditworthiness (for net assets). PPL’s credit department assesses all reasonably available market information which is used by accounting personnel to calculate the credit valuation adjustment.

In certain instances, energy commodity contracts are transferred between Level 2 and Level 3. The primary reasons for the transfers during 2013 and 2012 were changes in the availability of market information and changes in the significance of the unobservable inputs utilized in the valuation of the contract. As the delivery period of a contract becomes closer, market information may become available. When this occurs, the model’s unobservable inputs are replaced with observable market information.

NDT Funds

The market approach is used to measure the fair value of equity securities held in the NDT funds.

•	The fair value measurements of equity securities classified as Level 1 are based on quoted prices in active markets.

•	The fair value measurements of investments in commingled equity funds are classified as Level 2. These fair value measurements are based on firm quotes of net asset values per share, which are not obtained from a quoted price in an active market.

The fair value of debt securities is generally measured using a market approach, including the use of pricing models, which incorporate observable inputs. Common inputs include benchmark yields, reported trades, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as monthly payment data, future predicted cash flows, collateral performance and new issue data.

Auction Rate Securities

Auction rate securities include Federal Family Education Loan Program guaranteed student loan revenue bonds, as well as various municipal bond issues. The probability of realizing losses on these securities is not significant.

The fair value of auction rate securities is estimated using an income approach that includes readily observable inputs, such as principal payments and discount curves for bonds with credit ratings and maturities similar to the securities, and unobservable inputs, such as future interest rates that are estimated based on the SIFMA Index, creditworthiness, and liquidity assumptions driven by the impact of auction failures. When the present value of future interest payments is significant to the overall valuation, the auction rate securities are classified as Level 3. The primary reason for the transfers in and out of Level 3 in 2013 and 2012 was the change in discount rates and SIFMA Index.

Auction rate securities are valued by PPL’s treasury department, which reports to the CFO. Accounting personnel, who also report to the CFO, interpret the analysis quarterly to classify the contracts in the fair value hierarchy. Valuation techniques are evaluated periodically.

Nonrecurring Fair Value Measurements

The following nonrecurring fair value measurements occurred during the reporting periods, resulting in asset impairments.

	Carrying Amount (a)	Fair Value Measurements Using		Loss (b)
		Level 2	Level 3
Corette plant and emission allowances:
2013	$65			$65
RECs (c):
2011	6	$1		5

(a)	Represents carrying value before fair value measurement.
(b)	Included in “Other operation and maintenance” on the Statement of Income.
(c)	Current and long-term RECs are included in “Other current assets” and “Other intangibles” in their respective areas on the Balance Sheets.

The significant unobservable inputs used in and the quantitative information about the nonrecurring fair value measurement of assets and liabilities classified as Level 3 are as follows:

	Fair Value, net Asset (Liability)	Valuation Technique	Significant Unobservable Input (s)	Range (Weighted Average)
Corette plant and emission allowances: December 31, 2013	$	Discounted cash flow	Long-term forward price curves and capital expenditure projections	100% (100%)

Corette Plant and Emission Allowances

During the fourth quarter 2013, PPL Montana recorded an impairment loss on the Corette plant and related emission allowances. In connection with the completion of its annual business planning process that included revised long-term power and gas price assumptions and other factors, PPL Energy Supply has now determined that it is less likely that the Corette plant will restart after operations are suspended no later than April 2015. PPL Energy Supply performed an internal analysis using an income approach based on discounted cash flows to assess the fair value of the Corette asset group. Assumptions used in the fair value assessment were forward energy prices, expectations for demand for energy in Corette’s market, and expected operation and maintenance and capital expenditures that were consistent with assumptions used in the business planning process. Through this analysis, PPL Energy Supply determined the fair value of the asset group to be negligible.

The assets were valued by the PPL Energy Supply Financial Department, which reports to the President of PPL Energy Supply. Accounting personnel, who report to the Chief Financial Officer, interpreted the analysis to appropriately classify the assets in the fair value hierarchy.

RECs

Due to declines in forecasted full-requirement obligations in certain markets as well as declines in market prices, PPL Energy Supply assessed the recoverability of certain RECs not expected to be used. Observable market prices (Level 2) were used to value the RECs.

Financial Instruments Not Recorded at Fair Value

The carrying amount of long-term debt on the Balance Sheets and its estimated fair value is set forth below. The fair value was estimated using an income approach by discounting future cash flows at estimated current cost of funding rates, which incorporate the credit risk of PPL Energy Supply. Long-term debt is classified as Level 2. The effect of third-party credit enhancements is not included in the fair value measurement.

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$2,525	$2,658	$3,272	$3,556

The carrying value of short-term debt (including notes between affiliates), when outstanding, approximates fair value due to the variable interest rates associated with the short-term debt and is classified as Level 2.

Credit Concentration Associated with Financial Instruments

Contracts are entered into with many entities for the purchase and sale of energy. When NPNS is elected, the fair value of these contracts is not reflected in the financial statements. However, the fair value of these contracts is considered when committing to new business from a credit perspective. See Note 15 for information on credit policies used to manage credit risk, including master netting arrangements and collateral requirements.

At December 31, 2013, PPL Energy Supply had credit exposure of $1.0 billion from energy trading partners, excluding exposure from related parties and the effects of netting arrangements, reserves and collateral. As a result of netting arrangements, reserves and collateral, this credit exposure was reduced to $536 million. The top ten counterparties including their affiliates accounted for $281 million, or 52%, of this exposure. Nine of these counterparties had an investment grade credit rating from S&P or Moody’s and accounted for 95% of the top ten exposures. The remaining counterparty has not been rated by S&P or Moody’s, but is current on its obligations. See Note 12 for information regarding the related party credit exposure.

15.	Derivative Instruments and Hedging Activities

Risk Management Objectives

PPL has a risk management policy approved by the Board of Directors to manage market risk (including price, liquidity and volumetric risk) and credit risk (including non-performance risk and payment default risk). The RMC, comprised of senior management and chaired by the Chief Risk Officer, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, VaR analyses, portfolio stress tests, gross margin at risk analyses, sensitivity analyses and daily portfolio reporting, including open positions, determinations of fair value and other risk management metrics.

Market Risk

Market risk includes the potential loss that may be incurred as a result of price changes associated with a particular financial or commodity instrument as well as market liquidity and volumetric risks. Forward contracts, futures contracts, options, swaps and structured transactions are utilized as part of risk management strategies to minimize unanticipated fluctuations in earnings caused by changes in commodity prices, volumes of full-requirement sales contracts, basis exposure, interest rates and/or foreign currency exchange rates. Many of the contracts meet the definition of a derivative. All derivatives are recognized on the Balance Sheets at their fair value, unless NPNS is elected.

The table below summarizes the market risks that affect PPL Energy Supply.

Commodity price risk (including basis and volumetric risk)	X
Interest rate risk:
Debt issuances	X
Defined benefit plans	X
NDT securities	X
Equity securities price risk:
Defined benefit plans	X
NDT securities	X

X = PPL Energy Supply actively mitigate market risks through its risk management programs described above.

Commodity price risk

PPL Energy Supply is exposed to commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity and gas marketing activities and the purchase of fuel and fuel-related commodities for generating assets, as well as for proprietary trading activities.

Interest rate risk

PPL Energy Supply and its subsidiaries are exposed to interest rate risk associated with forecasted fixed-rate and existing floating-rate debt issuances.

PPL Energy Supply and its subsidiaries are exposed to interest rate risk associated with debt securities held by defined benefit plans. Additionally, PPL Energy Supply is exposed to interest rate risk associated with debt securities held by the NDT.

Equity securities price risk

PPL Energy Supply and its subsidiaries are exposed to equity securities price risk associated with defined benefit plans. Additionally, PPL Energy Supply is exposed to equity securities price risk in the NDT funds.

Credit Risk

Credit risk is the potential loss that may be incurred due to a counterparty’s non-performance.

PPL Energy Supply is exposed to credit risk from “in-the-money” commodity derivatives with its energy trading partners, which include other energy companies, fuel suppliers, financial institutions, other wholesale customers and retail customers.

The majority of PPL Energy Supply’s credit risk stems from commodity derivatives for multi-year contracts for energy sales and purchases. If PPL Energy Supply’s counterparties fail to perform their obligations under such contracts and PPL Energy Supply could not replace the sales or purchases at the same or better prices as those under the defaulted contracts, PPL Energy Supply would incur financial losses. Those losses would be recognized immediately or through lower revenues or higher costs in future years, depending on the accounting treatment for the defaulted contracts.

PPL Energy Supply and its subsidiaries have credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL Energy Supply and its subsidiaries may request additional credit assurance, in certain circumstances, in the event that the counterparties’ credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit. See Note 14 for credit concentration associated with energy trading partners.

Master Netting Arrangements

Net derivative positions on the balance sheets are not offset against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

PPL Energy Supply’s obligation to return counterparty cash collateral under master netting arrangements was $9 million and $112 million at December 31, 2013 and 2012.

PPL Energy Supply had not posted any cash collateral under master netting arrangements at December 31, 2013 and 2012.

See “Offsetting Derivative Instruments” below for a summary of derivative positions presented in the balance sheets where a right of setoff exists under these arrangements.

Commodity Price Risk (Non-trading)

Commodity price risk, including basis and volumetric risk, is among PPL Energy Supply’s most significant risks due to the level of investment that PPL Energy Supply maintains in its competitive generation assets, as well as the extent of its marketing activities. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation/transmission availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations.

PPL Energy Supply maximizes the value of its unregulated wholesale and unregulated retail energy portfolios through the use of non-trading strategies that include sales of competitive baseload generation, optimization of competitive intermediate and peaking generation and marketing activities.

PPL Energy Supply has a formal hedging program to economically hedge the forecasted purchase and sale of electricity and related fuels for its competitive baseload generation fleet, which includes 7,369 MW (summer rating) of nuclear, coal and hydroelectric generating capacity. PPL Energy Supply attempts to optimize the overall value of its competitive intermediate and peaking fleet, which includes 3,309 MW (summer rating) of natural gas and oil-fired generation. PPL Energy Supply’s marketing portfolio is comprised of full-requirement sales contracts and related supply contracts, retail natural gas and electricity sales contracts and other marketing activities. The strategies that PPL Energy Supply uses to hedge its full-requirement sales contracts include purchasing energy (at a liquid trading hub or directly at the load delivery zone), capacity and RECs in the market and/or supplying the energy, capacity and RECs from its generation assets.

PPL Energy Supply enters into financial and physical derivative contracts, including forwards, futures, swaps and options, to hedge the price risk associated with electricity, natural gas, oil and other commodities. Certain contracts are non-derivatives or NPNS is elected and therefore they are not reflected in the financial statements until delivery. PPL Energy Supply segregates its non-trading activities into two categories: cash flow hedges and economic activity as discussed below.

Cash Flow Hedges

Certain derivative contracts have qualified for hedge accounting so that the effective portion of a derivative’s gain or loss is deferred in AOCI and reclassified into earnings when the forecasted transaction occurs. Certain cash flow hedge positions were dedesignated during 2013 and 2012 and the unamortized portion remained in

AOCI because the original forecasted transaction is still expected to occur. There were no active cash flow hedges at December 31, 2013. At December 31, 2013, the accumulated net unrecognized after-tax gains (losses) that are expected to be reclassified into earnings during the next 12 months were $25 million for PPL Energy Supply. Cash flow hedges are discontinued if it is no longer probable that the original forecasted transaction will occur by the end of the originally specified time periods and any amounts previously recorded in AOCI are reclassified into earnings once it is determined that the hedge transaction is probable of not occurring. For 2013, there were no reclassifications, while in 2012 and 2011, such reclassifications were insignificant.

For 2013 and 2012, hedge ineffectiveness associated with energy derivatives was insignificant. For 2011, hedge ineffectiveness associated with energy derivatives was an after-tax gain (loss) of $(22) million.

Economic Activity

Many derivative contracts economically hedge the commodity price risk associated with electricity, natural gas, oil and other commodities but do not receive hedge accounting treatment because they were not eligible for hedge accounting or because hedge accounting was not elected. These derivatives hedge a portion of the economic value of PPL Energy Supply’s competitive generation assets and unregulated full-requirement and retail contracts, which are subject to changes in fair value due to market price volatility and volume expectations. Additionally, economic activity would also include the ineffective portion of qualifying cash flow hedges (see “Cash Flow Hedges” above). The derivative contracts in this category that existed at December 31, 2013 range in maturity through 2019.

Examples of economic activity may include hedges on sales of baseload generation, certain purchase contracts used to supply full-requirement sales contracts, FTRs or basis swaps used to hedge basis risk associated with the sale of competitive generation or supplying full-requirement sales contracts, Spark Spread hedging contracts, retail electric and natural gas activities, and fuel oil swaps used to hedge price escalation clauses in coal transportation and other fuel-related contracts. PPL Energy Supply also uses options, which include the sale of call options and the purchase of put options tied to a particular generating unit. Since the physical generating capacity is owned, price exposure is generally capped at the price at which the generating unit would be dispatched and therefore does not expose PPL Energy Supply to uncovered market price risk.

The net fair value of economic positions at December 31, 2013 and December 31, 2012 was a net asset (liability) of $107 million and $346 million for PPL Energy Supply. The unrealized gains (losses) for economic activity were as follows.

	2013	2012	2011
Operating Revenues
Unregulated wholesale energy	$(721)	$(311)	$1,407
Unregulated retail energy	12	(17)	31
Operating Expenses
Fuel	(4)	(14)	6
Energy purchases	586	442	(1,123)

Commodity Price Risk (Trading)

PPL Energy Supply has a proprietary trading strategy which is utilized to take advantage of market opportunities. As a result, PPL Energy Supply may at times create a net open position in its portfolio that could result in losses if prices do not move in the manner or direction anticipated. Net energy trading margins, which are included in “Unregulated wholesale energy” on the Statements of Income, were insignificant for 2013, 2012 and 2011.

Commodity Volumes

At December 31, 2013, the net volumes of derivative (sales)/purchase contracts used in support of the various strategies discussed above were as follows.

		Volumes (a)
Commodity	Unit of Measure	2014	2015	2016	Thereafter
Power	MWh	(33,278,963)	(14,421,817)	4,348,927	18,931,370
Capacity	MW-Month	(19,575)	(3,929)	501	9
Gas	MMBtu	25,869,617	(33,082,289)	19,082,945	(9,202,403)
Coal	Tons	495,900
FTRs	MW-Month	9,581	1,705
Oil	Barrels	150,000	380,869	274,137	101,261

(a)	Volumes for option contracts factor in the probability of an option being exercised and may be less than the notional amount of the option.

Accounting and Reporting

All derivative instruments are recorded at fair value on the Balance Sheet as an asset or liability unless NPNS is elected. NPNS contracts for PPL Energy Supply include certain full-requirement sales contracts, other physical purchase and sales contracts and certain retail energy and physical capacity contracts. Changes in the fair value of derivatives not designated as NPNS are recognized currently in earnings unless specific hedge accounting criteria are met and designated as such.

See Note 1 for additional information on accounting policies related to derivative instruments.

The following tables present the fair value and location of derivative instruments recorded on the Balance Sheets.

	December 31, 2013				December 31, 2012
	Derivatives designated as hedging instruments		Derivatives not designated as hedging instruments		Derivatives designated as hedging instruments		Derivatives not designated as hedging instruments
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Current:
Price Risk Management
Assets/Liabilities (a):
Commodity contracts			$860	$750	$59		$1,452	$1,010

Total current			860	750	59		1,452	1,010

Noncurrent:
Price Risk Management
Assets/Liabilities (a):
Commodity contracts			328	320	27		530	556

Total noncurrent			328	320	27		530	556

Total derivatives			$1,188	$1,070	$86		$1,982	$1,566

(a)	Represents the location on the Balance Sheet.

The following tables present the pre-tax effect of derivative instruments recognized in income or OCI. There were no gains (losses) on interest rate swaps for 2013 or 2012.

Derivatives in Fair Value Hedging Relationships	Hedged Items in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Related Item
2011
Interest rate swaps	Fixed rate debt	Interest Expense		$2

Derivative Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gain (Loss) Recognized in Income	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
2013
Cash Flow Hedges:
Commodity contracts		Unregulated wholesale energy	$240	$1
		Depreciation	2
		Energy purchases	(58)
		Discontinued operations	23

Total			$207	$1

2012
Cash Flow Hedges:
Commodity contracts	$114	Unregulated wholesale energy	$838	$(1)
		Depreciation	2
		Energy purchases	(136)	(2)
		Discontinued operations	50

Total	$114		$754	$(3)

2011
Cash Flow Hedges:
Commodity contracts	$431	Unregulated wholesale energy	$790	$(39)
		Fuel	1
		Energy purchases	(235)	1
		Depreciation	2
		Discontinued operations	37

Total	$431		$595	$(38)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	2013	2012	2011
Commodity contracts	Unregulated wholesale energy	$(99)	$1,182	$1,594
	Unregulated retail energy	25	30	39
	Fuel	2		(1)
	Energy purchases	130	(965)	(1,493)
	Discontinued operations	14	17	6

	Total	$72	$264	$145

Offsetting Derivative Instruments

PPL Energy Supply or certain of its subsidiaries have master netting arrangements or similar agreements in place including derivative clearing agreements with futures commission merchants (FCMs) to permit the trading of cleared derivative products on one or more futures exchanges. The clearing arrangements permit an FCM to use and apply any property in its possession as a set off to pay amounts or discharge obligations owed by a customer upon default of the customer and typically do not place any restrictions on the FCM’s use of collateral posted by the customer. PPL Energy Supply and its subsidiaries also enter into agreements pursuant to which they trade certain energy and other products. Under the agreements, upon termination of the agreement as a result of a default or other termination event, the non-defaulting party typically would have a right to setoff amounts owed under the agreement against any other obligations arising between the two parties (whether under the agreement or not), whether matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation.

PPL Energy Supply has elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivatives agreements. The table below summarizes the derivative positions presented in the balance sheets where a right of setoff exists under these arrangements and related cash collateral received or pledged.

	Assets				Liabilities
	Gross	Eligible for Offset		Net	Gross	Eligible for Offset		Net
		Derivative Instruments	Cash Collateral Received			Derivative Instruments	Cash Collateral Pledged
December 31, 2013
Energy Commodities	$1,188	$912	$7	$269	$1,070	$912	$1	$157

December 31, 2012
Energy Commodities	$2,068	$1,413	$111	$544	$1,566	$1,413	$9	$144

Credit Risk-Related Contingent Features

Certain derivative contracts contain credit risk-related contingent features which, when in a net liability position, would permit the counterparties to require the transfer of additional collateral upon a decrease in the credit ratings of PPL Energy Supply or certain of its subsidiaries. Most of these features would require the transfer of additional collateral or permit the counterparty to terminate the contract if the applicable credit rating were to fall below investment grade. Some of these features also would allow the counterparty to require additional collateral upon each downgrade in the credit rating at levels that remain above investment grade. In either case, if the applicable credit rating were to fall below investment grade (i.e., below BBB- for S&P or Fitch, or Baa3 for Moody’s), and assuming no assignment to an investment grade affiliate were allowed, most of these credit contingent features require either immediate payment of the net liability as a termination payment or immediate and ongoing full collateralization on derivative instruments in net liability positions.

Additionally, certain derivative contracts contain credit risk-related contingent features that require adequate assurance of performance be provided if the other party has reasonable concerns regarding the performance of PPL Energy Supply’s obligation under the contract. A counterparty demanding adequate assurance could require a transfer of additional collateral or other security, including letters of credit, cash and guarantees from a creditworthy entity. This would typically involve negotiations among the parties. However, amounts disclosed below represent assumed immediate payment or immediate and ongoing full collateralization for derivative instruments in net liability positions with “adequate assurance” features.

At December 31, 2013, the effect of a decrease in credit ratings below investment grade on derivative contracts that contain credit risk-related contingent features and were in a net liability position is summarized as follows:

Aggregate fair value of derivative instruments in a net liability position with credit risk-related contingent features	$157
Aggregate fair value of collateral posted on these derivative instruments	19
Aggregate fair value of additional collateral requirements in the event of a credit downgrade below investment grade (a)	147

(a)	Includes the effect of net receivables and payables already recorded on the Balance Sheet.

16. Other Intangible Assets

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2013		December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:
Land and transmission rights	$17	$14	$17	$13
Emission allowances/RECs (a)	11		13
Licenses and other (b)	295	39	277	35

Total subject to amortization	$323	$53	$307	$48

(a)	Emission allowances/RECs are expensed when consumed or sold; therefore, there is no accumulated amortization.
(b)	“Other” includes costs for the development of licenses, the most significant of which is the COLA. Amortization of these costs begins when the related asset is placed in service. See Note 4 for additional information on the COLA.

Current intangible assets are included in “Other current assets” and long-term intangible assets are presented as “Other intangibles” on the Balance Sheets.

Amortization expense for the years ended December 31, excluding consumption of emission allowances/RECs of $23 million, $12 million, and $16 million in 2013, 2012, and 2011 was as follows:

	2013	2012	2011
Amortization expense	$5	$9	$20

Amortization expense and consumption of emission allowances/RECs is expected to be insignificant in future years.

17. Asset Retirement Obligations

PPL Energy Supply has recorded AROs to reflect various legal obligations associated with the retirement of long-lived assets, the most significant of which relates to the decommissioning of the Susquehanna nuclear plant. The accrued nuclear decommissioning obligation was $342 million and $316 million at December 31, 2013 and 2012. The fair value of investments that are legally restricted for the decommissioning of the Susquehanna nuclear plant was $864 million and $712 million at December 31, 2013 and 2012, and is included in “Nuclear plant decommissioning trust funds” on the Balance Sheets. See Notes 14 and 19 for additional information on the nuclear decommissioning trust funds. Other AROs recorded relate to various environmental requirements for coal piles, ash basins and other waste basin retirements.

PPL Energy Supply has recorded several conditional AROs, the most significant of which related to the removal and disposal of asbestos-containing material. In addition to the AROs that were recorded for asbestos-containing material, PPL Energy Supply identified other asbestos-related obligations, but was unable to reasonably estimate their fair values. PPL Energy Supply management was unable to reasonably estimate a settlement date or range of settlement dates for the remediation of all of the asbestos-containing material at certain of the generation plants. If economic events or other circumstances change that enable PPL Energy Supply to reasonably estimate the fair value of these retirement obligations, they will be recorded at that time.

PPL Energy Supply also identified legal retirement obligations associated with the retirement of a reservoir that could not be reasonably estimated due to an indeterminable settlement date.

The changes in the carrying amounts of AROs were as follows.

	2013	2012
ARO at beginning of period	$375	$359
Accretion expense	29	28
Obligations incurred	6	3
Changes in estimated cash flow or settlement date	1	(7)
Obligations settled	(7)	(8)

ARO at end of period	$404	$375

Substantially all of the ARO balances are classified as noncurrent at December 31, 2013 and 2012.

18. Variable Interest Entities

In December 2001, a subsidiary of PPL Energy Supply entered into a $455 million operating lease arrangement, as lessee, for the development, construction and operation of a gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The owner/lessor of this generation facility, LMB Funding, LP, was created to own/lease the facility and incur the related financing costs. The initial lease term commenced on the date of commercial operation, which occurred in May 2004, and ended in December 2013. Under a residual value guarantee, if the generation facility was sold at the end of the lease term and the cash proceeds from the sale were less than the original acquisition cost, the subsidiary of PPL Energy Supply was obligated to pay up to 70.52% of the original acquisition cost. This residual value guarantee protected the other variable interest holders from losses related to their investments. LMB Funding, LP could not extend or cancel the lease or sell the facility without the prior consent of the PPL Energy Supply subsidiary. As a result, LMB Funding, LP was determined to be a VIE and the subsidiary of PPL Energy Supply was considered the primary beneficiary that consolidated this VIE.

The lease financing, which included $437 million of debt and $18 million of “Noncontrolling interests” was secured by, among other things, the generation facility, the carrying amount of which is disclosed on the Balance Sheet. As a result of the consolidation, PPL Energy Supply recorded interest expense in lieu of rent expense. For 2013, 2012 and 2011, additional depreciation on the generation facility of $12 million, $16 million and $16 million was recorded.

A subsidiary of PPL Energy Supply purchased the Lower Mt. Bethel plant for $455 million at the lease termination date in December 2013. The proceeds were used by LMB Funding, LP to repay $437 million of outstanding debt and make an $18 million distribution to its equity investors both of which have been included in the PPL Energy Supply Consolidated Statements of Cash Flows as financing activities. The transaction was treated as a transfer of assets between entities under common control and did not result in any change to the presentation of the Lower Mt. Bethel plant assets as they had previously been included in PPL Energy Supply’s consolidated financial statements.

Subsequent to these transactions, the PPL Energy Supply subsidiary no longer has a variable interest in and is no longer the primary beneficiary of LMB Funding, LP. Accordingly, LMB Funding, LP was deconsolidated, which had no impact on PPL Energy Supply’s consolidated financial statements.

19. Available-for-Sale Securities

Securities held by the NDT funds and auction rate securities are classified as available-for-sale.

The following table shows the amortized cost, the gross unrealized gains and losses recorded in AOCI and the fair value of available-for-sale securities.

	December 31, 2013				December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NDT funds:
Cash and cash equivalents	$14			$14	$11			$11
Equity securities	265	$363		628	252	$220		472
Debt securities	217	7	$3	221	211	19	$1	229
Receivables/payables, net	1			1

Total NDT funds	$497	$370	$3	$864	$474	$239	$1	$712

Auction rate securities:	$17		$1	$16	$17		$1	$16

See Note 14 for details on the securities held by the NDT funds.

There were no securities with credit losses at December 31, 2013 and 2012.

The following table shows the scheduled maturity dates of debt securities held at December 31, 2013.

	Maturity Less Than 1 Year	Maturity 1-5 Years	Maturity 6-10 Years	Maturity in Excess of 10 Years	Total
Amortized cost	$7	$97	$54	$76	$234
Fair value	7	99	55	76	237

The following table shows proceeds from and realized gains and losses on sales of available-for-sale securities.

	2013	2012	2011
Proceeds from sales of NDT securities (a)	$144	$139	$156
Other proceeds from sales		3
Gross realized gains (b)	17	29	28
Gross realized losses (b)	7	21	16

(a)	These proceeds are used to pay income taxes and fees related to managing the trust. Remaining proceeds are reinvested in the trust.
(b)	Excludes the impact of other-than-temporary impairment charges recognized on the Statements of Income.

NDT Funds

Amounts previously collected from PPL Electric’s customers for decommissioning the Susquehanna nuclear plant, less applicable taxes, were deposited in external trust funds for investment and can only be used for future decommissioning costs. To the extent that the actual costs for decommissioning exceed the amounts in the nuclear decommissioning trust funds, PPL Susquehanna would be obligated to fund 90% of the shortfall.

When the fair value of a security is less than amortized cost, PPL Energy Supply must make certain assertions to avoid recording an other-than-temporary impairment that requires a current period charge to earnings. The NRC requires that nuclear decommissioning trusts be managed by independent investment managers, with discretion to buy and sell securities in the trusts. As a result, PPL Energy Supply has been unable to demonstrate the ability to hold an impaired security until it recovers its value; therefore, unrealized losses on equity securities for all periods presented, represented other-than-temporary impairments that required a current period charge to earnings. PPL Energy Supply recorded impairments for certain securities invested in the NDT funds of $6 million for 2011. The amounts for 2013 and 2012 are insignificant. These impairments are reflected on the Statements of Income in “Other-Than-Temporary Impairments.”

20. Accumulated Other Comprehensive Income (Loss)

AOCI, which is included in Member’s equity on the Balance Sheets of PPL Energy Supply, consisted of the following after-tax gains (losses).

			Unrealized gains (losses)				Defined benefit plans
	Foreign currency translation adjustments		Available- for-sale securities	Qualifying derivatives	Equity investees’ AOCI		Prior service costs	Actuarial gain (loss)	Total
December 31, 2010		$(195)	$88	$733		$(3)	$(23)	$(955)	$(355)
OCI			2	(86)		3	2	(18)	(97)
Distribution of membership interest in PPL Global (a)		195		(41)			5	780	939

December 31, 2011	$		$90	$606	$		$(16)	$(193)	$487

OCI			22	(395)			6	(72)	(439)

December 31, 2012			$112	$211			$(10)	$(265)	$48

Amounts arising during the period			67				2	71	140
Reclassifications from AOCI			(6)	(123)			4	14	(111)

Net OCI during the period			61	(123)			6	85	29

December 31, 2013			$173	$88			$(4)	$(180)	$77

(a)	See Note 5 for additional information.

The following table presents the gains (losses) and related income taxes for reclassifications from AOCI for the year ended December 31, 2013. The defined benefit plan components of AOCI are not reflected in their entirety in the statement of income; rather, they are included in the computation of net periodic defined benefit costs (credits). See Note 9 for additional information.

	Affected Line Item on the Statements of Income
Details about AOCI	Unregulated wholesale energy	Energy purchases	Depreciation Expense	Other Income (Expense), net	Discontinued Operations	Total Pre-tax	Income Taxes	Total After-tax
Available-for-sale securities				$10		$10	$(4)	$6

Qualifying derivatives
Energy commodities	$240	$(58)	$2		$23	207	(84)	123

Defined benefit plans
Prior service costs						(7)	3	(4)
Net actuarial loss						(24)	10	(14)

Total						$(31)	$13	(18)

Total reclassifications								$111

21. New Accounting Guidance Pending Adoption

Presentation of Unrecognized Tax Benefits When Net Operating Loss Carryforwards, Similar Tax Losses, or Tax Credit Carryforwards Exist

Effective January 1, 2014, PPL Energy Supply will prospectively adopt accounting guidance that requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

The adoption of this guidance is not expected to have a significant impact on PPL Energy Supply.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	Nine Months Ended September 30,
	2014	2013
Operating Revenues
Unregulated wholesale energy	$203	$2,380
Unregulated wholesale energy to affiliate	68	37
Unregulated retail energy	913	758
Energy-related businesses	469	378

Total Operating Revenues	1,653	3,553

Operating Expenses
Operation
Fuel	953	780
Energy purchases	(893)	1,088
Other operation and maintenance	746	714
Depreciation	225	223
Taxes, other than income	45	40
Energy-related businesses	451	366

Total Operating Expenses	1,527	3,211

Operating Income (Loss)	126	342
Other Income (Expense) – net	23	17
Interest Expense	95	123

Income from Continuing Operations Before Income Taxes	54	236
Income Taxes	16	91

Income from Continuing Operations After Income Taxes	38	145
Income (Loss) from Discontinued Operations (net of income taxes)	10	28

Net Income	48	173
Net Income Attributable to Noncontrolling Interests		1

Net Income (Loss) Attributable to PPL Energy Supply Member	$48	$172

Amounts Attributable to PPL Energy Supply Member:
Income from Continuing Operations After Income Taxes	38	144
Income (Loss) from Discontinued Operations (net of income taxes)	10	28

Net Income	48	172

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	Nine Months Ended September 30,
	2014	2013
Net income (loss)	$48	$173
Other comprehensive income (loss):
Amounts arising during the period – gains (losses), net of tax (expense) benefit:
Available-for-sale securities, net of tax of ($20), ($42)	18	40
Reclassifications from AOCI – (gains) losses, net of tax expense (benefit):
Available-for-sale securities, net of tax of $6, $2	(5)	(2)
Qualifying derivatives, net of tax of $11, $63	(18)	(96)
Defined benefit plans:
Prior service costs, net of tax of ($2), ($2)	2	3
Net actuarial loss, net of tax of ($2), ($7)	4	11

Total other comprehensive income (loss) attributable to PPL Energy Supply Member	1	(44)

Comprehensive income (loss)	49	129
Comprehensive income attributable to noncontrolling interests		1

Comprehensive income (loss) attributable to PPL Energy Supply Member	$49	$128

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	Nine Months Ended September 30,
	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$48	$173
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	242	237
Amortization	117	111
Defined benefit plans – expense	34	39
Deferred income taxes and investment tax credits	(150)	112
Impairment of assets	20
Unrealized (gains) losses on derivatives, and other hedging activities	216	98
Other	19	9
Change in current assets and current liabilities
Accounts receivable	(1)	71
Accounts payable	(45)	(108)
Unbilled revenues	41	135
Fuel, materials and supplies	(67)	(18)
Taxes payable	70	(43)
Counterparty collateral	(18)	(77)
Price risk management assets and liabilities	(34)	1
Other	(9)	10
Other operating activities
Defined benefit plans – funding	(32)	(107)
Other assets	(2)	(32)
Other liabilities	16	(28)

Net cash provided by operating activities	465	583

Cash Flows from Investing Activities
Expenditures for property, plant and equipment	(276)	(341)
Expenditures for intangible assets	(38)	(33)
Purchases of nuclear plant decommissioning trust investments	(124)	(102)
Proceeds from the sale of nuclear plant decommissioning trust investments	112	92
Proceeds from the receipt of grants	164	4
Net (increase) decrease in restricted cash and cash equivalents	(199)	9
Other investing activities	17	20

Net cash provided by (used in) investing activities	(344)	(351)

Cash Flows from Financing Activities
Retirement of long-term debt	(308)	(309)
Contributions from member	730	980
Distributions to member	(1,178)	(408)
Net increase (decrease) in short-term debt	590	(356)
Other financing activities		(1)

Net cash provided by (used in) financing activities	(166)	(94)

Net Increase (Decrease) in Cash and Cash Equivalents	(45)	138
Cash and Cash Equivalents at Beginning of Period	239	413

Cash and Cash Equivalents at End of Period	$194	$551

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	September 30, 2014	December 31, 2013
Assets
Current Assets
Cash and cash equivalents	$194	$239
Restricted cash and cash equivalents	267	68
Accounts receivable (less reserve: 2014, $2; 2013, $21)
Customer	203	233
Other	96	97
Accounts receivable from affiliates	44	45
Unbilled revenues	245	286
Fuel, materials and supplies	425	358
Prepayments	10	20
Deferred income taxes	35
Price risk management assets	713	860
Assets of discontinued operations	578
Other current assets	30	27

Total Current Assets	2,840	2,233

Investments
Nuclear plant decommissioning trust funds	911	864
Other investments	32	37

Total Investments	943	901

Property, Plant and Equipment
Non-regulated property, plant and equipment
Generation	11,188	11,891
Nuclear fuel	624	591
Other	296	288
Less: accumulated depreciation – non-regulated property, plant and equipment	6,157	6,046

Non-regulated property, plant and equipment, net	5,951	6,724
Construction work in progress	408	450

Property, Plant and Equipment, net	6,359	7,174

Other Noncurrent Assets
Goodwill	72	86
Other intangibles	254	266
Price risk management assets	328	328
Other noncurrent assets	77	86

Total Other Noncurrent Assets	731	766

Total Assets	$10,873	$11,074

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	September 30, 2014	December 31, 2013
Liabilities and Equity

Current Liabilities
Short-term debt	$590
Long-term debt due within one year	235	$304
Accounts payable	272	393
Accounts payable to affiliates	42	4
Taxes	101	31
Interest	42	22
Price risk management liabilities	850	750
Other current liabilities	243	278

Total Current Liabilities	2,375	1,782

Long-term Debt	1,983	2,221

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	1,185	1,114
Investment tax credits	27	205
Price risk management liabilities	287	320
Accrued pension obligations	103	111
Asset retirement obligations	413	393
Other deferred credits and noncurrent liabilities	135	130

Total Deferred Credits and Other Noncurrent Liabilities	2,150	2,273

Commitments and Contingent Liabilities (Note 7)

Member’s Equity	4,365	4,798

Total Liabilities and Equity	$10,873	$11,074

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

PPL Energy Supply, LLC and Subsidiaries

(Unaudited)

(Millions of Dollars)

	Member’s equity	Non- controlling interests	Total
December 31, 2013	$4,798		$4,798
Net income (loss)	48		48
Other comprehensive income (loss)	1		1
Contributions from member	730		730
Distributions	(1,212)		(1,212)

September 30, 2014	$4,365		$4,365

December 31, 2012	$3,830	$18	$3,848
Net income	172	1	173
Other comprehensive income (loss)	(44)		(44)
Contributions from member	980		980
Distributions	(408)	(1)	(409)

September 30, 2013	$4,530	$18	$4,548

The accompanying Notes to Condensed Financial Statements are an integral part of the financial statements.

Notes to Condensed Financial Statements (Unaudited)

1.	Interim Financial Statements

Capitalized terms and abbreviations appearing in the unaudited combined notes to condensed financial statements are defined in the glossary. Dollars are in millions, unless otherwise noted.

The accompanying unaudited condensed financial statements have been prepared in accordance with GAAP for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and, therefore, do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation in accordance with GAAP are reflected in the condensed financial statements. All adjustments are of a normal recurring nature, except as otherwise disclosed. PPL Energy Supply’s Balance Sheet at December 31, 2013 is derived from PPL Energy Supply’s 2013 audited Balance Sheet. The financial statements and notes thereto should be read in conjunction with the financial statements and notes contained in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year ending December 31, 2014 or other future periods, because results for interim periods can be disproportionately influenced by various factors, developments and seasonal variations.

The classification of certain prior period amounts has been changed to conform to the presentation in the September 30, 2014 financial statements.

“Income (Loss) from Discontinued Operations (net of income taxes)” on the Statements of Income includes the activities of PPL Montana’s hydroelectric generating facilities that were sold in November 2014. “Assets of discontinued operations” on the Balance Sheet at September 30, 2014, includes the related assets. Corresponding amounts at December 31, 2013, have not been reclassified on the Balance Sheet as of that date. See Note 5 for additional information. The Statements of Cash Flows do not separately report the cash flows of the Discontinued Operations.

During the nine months ended September 30, 2014, PPL Energy Supply recorded $17 million ($11 million after-tax) increases to “Energy-related businesses” revenues on the 2014 Statement of Income related to prior periods and the timing of revenue recognition for a mechanical contracting and engineering subsidiary. The impact of the errors is not material to the previously-issued financial statements and is not expected to be material to the full year results for 2014.

2.	Summary of Significant Accounting Policies

The following accounting policy disclosures represent updates to Note 1 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus and should be read in conjunction with those disclosures.

Accounts Receivable

In accordance with a PUC-approved purchase of accounts receivable program designed to facilitate competitive markets for electricity in Pennsylvania, PPL Electric purchases certain accounts receivable from alternative electricity suppliers (including PPL EnergyPlus) at a discount, which reflects a provision for uncollectible accounts. The alternative electricity suppliers have no continuing involvement or interest in the purchased accounts receivable. During the nine months ended September 30, 2014, PPL Electric purchased $261 million of accounts receivable from PPL EnergyPlus. During the nine months ended September 30, 2013, PPL Electric purchased $222 million of accounts receivable from PPL EnergyPlus.

New Accounting Guidance Adopted

Accounting for Obligations Resulting from Joint and Several Liability Arrangements

Effective January 1, 2014, PPL Energy Supply retrospectively adopted accounting guidance for the recognition, measurement and disclosure of certain obligations resulting from joint and several liability arrangements when the amount of the obligation is fixed at the reporting date. If the obligation is determined to be in the scope of this guidance, it will be measured as the sum of the amount the reporting entity agreed to pay on the basis of its arrangements among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance also requires additional disclosures for these obligations.

The adoption of this guidance did not have a significant impact on PPL Energy Supply.

Presentation of Unrecognized Tax Benefits When Net Operating Loss Carryforwards, Similar Tax Losses, or Tax Credit Carryforwards Exist

Effective January 1, 2014, PPL Energy Supply prospectively adopted accounting guidance that requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

The adoption of this guidance did not have a significant impact on PPL Energy Supply.

3.	Income Taxes

Reconciliations of income taxes for the nine months ended September 30 are:

	2014	2013
Federal income tax on Income from Continuing Operations Before Income Taxes at statutory tax rate – 35%	$19	$83

Increase (decrease) due to:
State income taxes, net of federal income tax benefit	(3)	8
State valuation allowance adjustments		4
Federal and state tax reserve adjustments		6
Federal income tax credits	(5)	(6)
State deferred tax rate change	3
Other	2	(4)

Total increase (decrease)	(3)	8

Total income taxes	$16	$91

4.	Financing Activities

Credit Arrangements and Short-term Debt

PPL Energy Supply maintains credit facilities to enhance liquidity, provide credit support and provide a backstop to commercial paper programs. The amounts borrowed below are recorded as “Short-term debt” on the Balance Sheets. The following credit facilities were in place at:

	September 30, 2014					December 31, 2013
	Expiration Date	Capacity	Borrowed	Letters of Credit and Commercial Paper Issued	Unused Capacity	Borrowed	Letters of Credit and Commercial Paper Issued
Syndicated Credit Facility (a)	Nov. 2017	$3,000	$590	$82	$2,328		$29
Letter of Credit Facility	Mar. 2015	150		113	37		138
Uncommitted Credit Facilities		175		74	101		77

Total PPL Energy Supply Credit Facilities		$3,325	$590	$269	$2,466		$244

(a)	At September 30, 2014, interest rates on outstanding borrowings were 2.04%.

In August 2014, PPL Energy Supply terminated its commercial paper program.

PPL Energy Supply maintains a $500 million Facility Agreement expiring June 2017, which provides PPL Energy Supply the ability to request up to $500 million of committed letter of credit capacity at fees to be agreed upon at the time of each request, based on certain market conditions. At September 30, 2014, PPL Energy Supply had not requested any capacity for the issuance of letters of credit under this arrangement.

PPL Energy Supply, PPL EnergyPlus, PPL Montour and PPL Brunner Island maintain an $800 million secured energy marketing and trading facility, whereby PPL EnergyPlus will receive credit to be applied to satisfy collateral posting obligations related to its energy marketing and trading activities with counterparties participating in the facility. The credit amount is guaranteed by PPL Energy Supply, PPL Montour and PPL Brunner Island. PPL Montour and PPL Brunner Island have granted liens on their respective generating facilities to secure any amount they may owe under their guarantees. The facility expires in November 2018, but is subject to automatic one-year renewals under certain conditions. There were $59 million of secured obligations outstanding under this facility at September 30, 2014.

Long-term Debt

In August 2014, PPL Energy Supply repaid the entire $300 million principal amount of its 5.40% Senior Notes upon maturity.

5.	Acquisitions, Development and Divestitures

PPL Energy Supply from time to time evaluates opportunities for potential acquisitions, divestitures and development projects. Development projects are reexamined based on market conditions and other factors to determine whether to proceed with the projects, sell, cancel or expand them, execute tolling agreements or pursue other options. Any resulting transactions may impact future financial results. See Note 4 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus for additional information.

Divestitures

Anticipated Spinoff of PPL Energy Supply

In June 2014, PPL and PPL Energy Supply executed definitive agreements with affiliates of Riverstone to combine their competitive power generation businesses into a new, stand-alone, publicly traded company named Talen Energy. Under the terms of the agreements, at closing, PPL will spinoff to PPL shareowners the parent of PPL Energy Supply, recently formed for purposes of this transaction, which by merging with a special purpose subsidiary of Talen Energy, will immediately thereafter become a subsidiary of Talen Energy. Substantially contemporaneous with the spinoff and merger, RJS Power will be contributed, directly or indirectly, by its owners to become a subsidiary of Talen Energy. Following completion of these transactions, PPL shareowners will own 65% of Talen Energy and affiliates of Riverstone will own 35%. PPL will have no continuing ownership interest in, control of, or affiliation with Talen Energy and PPL’s shareowners will receive a number of Talen Energy shares at closing based on the number of PPL shares owned as of the spinoff record date. The spinoff will have no effect on the number of PPL common shares owned by PPL shareowners or the number of shares of PPL common stock outstanding. The transaction is intended to be tax-free to PPL and its shareowners for U.S. federal income tax purposes and is subject to customary closing conditions, including receipt of certain regulatory approvals by the NRC, FERC, DOJ and PUC. In addition, there must be available, subject to certain conditions, at least $1 billion of undrawn capacity after excluding any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding, under a Talen Energy (or its subsidiaries) revolving credit or similar facility. The transaction is expected to close in the first or second quarter of 2015.

Following the announcement of the transaction to form Talen Energy, efforts were initiated to identify the appropriate staffing for Talen Energy following completion of the spinoff. Organizational plans were substantially completed in the third quarter of 2014 and staffing selections are in progress and are expected to be completed by the end of 2014.

The new organizational plans identify the need to resize and restructure the PPL Energy Supply organization. As a result, during the third quarter of 2014, estimated charges for employee separation benefits were recorded in “Other operation and maintenance” on the Statement of Income and in “Other current liabilities” on the Balance Sheet as follows:

Separation benefits	$12
Number of positions	100

The separation benefits incurred include cash severance compensation, lump sum COBRA reimbursement payments and outplacement services. As staffing selections are completed, revisions to the estimated costs will be recognized primarily in the fourth quarter of 2014.

Additional costs to be incurred include accelerated stock-based compensation and pro-rated performance-based cash incentive and stock-based compensation awards primarily for PPL Energy Supply employees and for PPL employees who will become PPL Energy Supply employees in connection with the transaction. These costs will be recognized at the spinoff closing date. PPL Energy Supply estimates these additional costs will be in the range of $30 million to $40 million.

PPL Energy Supply will treat the combination with RJS Power as an acquisition, as PPL Energy Supply will be considered the accounting acquirer in accordance with business combination accounting guidance.

Discontinued Operations

Montana Hydro Sale Agreement

In September 2013, PPL Montana executed a definitive agreement to sell to NorthWestern its hydroelectric generating facilities located in Montana with a generating capacity of 633 MW for $900 million in cash, subject to certain adjustments. The sale, which was completed in November 2014, included 11 hydroelectric power facilities and related assets and provided net proceeds of approximately $890 million.

In September 2014, the MPSC approved the transaction. As a result, these hydroelectric generating facilities met the “held for sale” criteria in the third quarter of 2014. The major classes of “Assets of discontinued operations” on the Balance Sheet at September 30, 2014, were $544 million of PP&E, net and $14 million of goodwill. Corresponding amounts at December 31, 2013 were $614 million of PP&E, net, and similar amounts for goodwill, which have not been reclassified on the Balance Sheet as of that date.

Following are the components of Discontinued Operations in the Statements of Income for the nine months ended September 30:

	2014	2013
Operating revenues	$103	$110
Operating expenses	77	59

Operating income (loss)	26	51
Interest expense (a)	6	8

Income (loss) before income taxes	20	43
Income tax expense (benefit)	10	15

Income (Loss) from Discontinued Operations	$10	$28

(a)	Represents allocated interest expense based upon the discontinued operations share of the net assets of PPL Energy Supply.

Development

Hydroelectric Expansion Projects

In January 2014, the U.S. Department of Treasury awarded $56 million for Specified Energy Property in Lieu of Tax Credits for the Rainbow hydroelectric redevelopment project in Great Falls, Montana. PPL Energy Supply accepted and accounted for the receipt of the grant in the first quarter of 2014. PPL Energy Supply was required to recapture $60 million of investment tax credits previously recorded related to the Rainbow project as a result of the grant receipt. The impact on the financial statements for the grant receipt and recapture of investment tax credits was included in “Income (Loss) from Discontinued Operations (net of income taxes) and was not significant for the nine months ended September 30, 2014, and will not be significant in future periods.

In July 2014, the U.S. Department of Treasury awarded $108 million for Specified Energy Property in Lieu of Tax Credits for the Holtwood hydroelectric project in Holtwood, Pennsylvania. PPL Energy Supply accepted and accounted for the receipt of the grant in the third quarter of 2014. PPL Energy Supply was required to recapture $117 million of investment tax credits previously recorded related to the Holtwood project as a result of the grant receipt. The impact on the financial statements for the grant receipt and recapture of investment tax credits was not significant for the nine months ended September 30, 2014, and will not be significant in future periods.

6.	Defined Benefits

Effective July 1, 2014, the primary defined benefit pension plan and postretirement medical plan, in which PPL Energy Supply employees participated, were closed to newly hired IBEW Local 1600 employees. All of the defined benefit pension plans, in which PPL Energy Supply employees participated, are now closed to newly hired employees.

Certain net periodic defined benefit costs are applied to accounts that are further distributed between capital and expense, including certain costs allocated to applicable subsidiaries for plans sponsored by PPL Services. Following are the net periodic defined benefit costs (credits) of the plans sponsored by PPL Energy Supply for the nine months ended September 30:

	Pension Benefits
	2014	2013
Service cost	$4	$5
Interest cost	7	6
Expected return on plan assets	(8)	(7)
Amortization of:
Actuarial (gain) loss	1	2

Net periodic defined benefit costs (credits)	$4	$6

In addition to the specific plans they sponsor, PPL Energy Supply subsidiaries are also allocated costs of defined benefit plans sponsored by PPL Services, which management believes are reasonable. For the nine months ended September 30, PPL Services allocated the following net periodic defined benefit costs to PPL Energy Supply subsidiaries.

2014	2013
$32 (a)	$34

(a)	The nine months ended September 30, 2014 includes $11 million of termination benefits related to a one-time voluntary retirement window offered to certain bargaining unit employees. See Note 7 for additional information.

7.	Commitments and Contingencies

Legal Matters

PPL Energy Supply and its subsidiaries are involved in legal proceedings, claims and litigation in the ordinary course of business. PPL Energy Supply and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities, unless otherwise noted.

Sierra Club Litigation

On March 6, 2013, the Sierra Club and the MEIC filed a complaint in the U.S. District Court, District of Montana, Billings Division against PPL Montana and the other Colstrip Steam Electric Station (Colstrip) co-owners: Avista Corporation, Puget Sound Energy, Portland General Electric Company, NorthWestern and PacifiCorp. PPL Montana operates Colstrip on behalf of the co-owners. The suit alleges certain violations of the Clean Air Act, including New Source Review, Title V and opacity requirements and listed 39 separate claims for relief. The complaint requests injunctive relief and civil penalties on average of $36,000 per day per violation, including a request that the owners remediate environmental damage and that $100,000 of the civil penalties be used for beneficial mitigation projects.

In July 2013, the Sierra Club and MEIC filed an additional Notice, identifying additional plant projects that are alleged not to be in compliance with the Clean Air Act and in September 2013, filed an amended complaint. The amended complaint dropped all claims regarding pre-2001 plant projects, as well as the plaintiffs’ Title V and opacity claims. It did, however, add claims with respect to a number of post-2000 plant projects, which effectively increased the number of projects subject to the litigation by about 40. PPL Montana and the other Colstrip owners filed a motion to dismiss the amended complaint in October 2013. In May 2014, the court dismissed the plaintiffs’ independent Best Available Control Technology claims and their Prevention of

Significant Deterioration (PSD) claims for three projects, but denied the owners’ motion to dismiss the plaintiffs’ other PSD claims on statute of limitation grounds. In October 2014, trial as to liability in this matter was re-scheduled to August 2015. A trial date with respect to remedies, if there is a finding of liability, has not been scheduled. On August 27, 2014, the Sierra Club and MEIC filed a second amended complaint. This complaint includes the same causes of action articulated in the first amended complaint, but alleges those claims in regard to only eight projects at the plant between 2001 and 2013. On September 26, 2014, the Colstrip owners filed an answer to the second amended complaint. Discovery is ongoing. PPL Montana believes it and the other co-owners have numerous defenses to the allegations set forth in this complaint and will vigorously assert the same. PPL Montana cannot predict the ultimate outcome of this matter at this time.

Notice of Intent to File Suit

On October 20, 2014, PPL Energy Supply received a notice letter from the Chesapeake Bay Foundation (CBF) alleging violations of the Clean Water Act and Pennsylvania Clean Streams Law at the Brunner Island generation plant. The letter was sent to PPL Brunner Island and the PADEP and is intended to provide notice of the alleged violations and CBF’s intent to file suit in Federal court after expiration of the 60 day statutory notice period. Among other things, the letter alleges that PPL Brunner Island failed to comply with the terms of its National Pollutant Discharge Elimination System permit and associated regulations related to the application of nutrient credits to the facility’s discharges of nitrogen to the Susquehanna River. The letter also alleges that PADEP has failed to ensure that credits generated from nonpoint source pollution reduction activities that PPL Brunner Island applies to its discharges meet the eligibility and certification requirements under PADEP’s nutrient trading program regulations. If a court-approved settlement cannot be reached, CBF plans to seek injunctive relief, monetary penalties, fees and costs of litigation. PPL Energy Supply cannot predict the outcome of this matter.

Regulatory Issues

New Jersey Capacity Legislation

In January 2011, New Jersey enacted a law that intervenes in the wholesale capacity market exclusively regulated by the FERC (the Act). To create incentives for the development of new, in-state electricity generation facilities, the Act implemented a long-term capacity agreement pilot program (LCAPP). The Act requires New Jersey utilities to pay a guaranteed fixed price for wholesale capacity, imposed by the New Jersey Board of Public Utilities (BPU), to certain new generators participating in PJM, with the ultimate costs of that guarantee to be borne by New Jersey ratepayers. PPL Energy Supply believes the intent and effect of the LCAPP is to encourage the construction of new generation in New Jersey even when, under the FERC-approved PJM economic model, such new generation would not be economic. The Act could depress capacity prices in PJM in the short term, impacting PPL Energy Supply’s revenues, and harm the long-term ability of the PJM capacity market to encourage necessary generation investment throughout PJM.

In February 2011, PPL Energy Supply and several other generating companies and utilities filed a complaint in U.S. District Court in New Jersey challenging the Act on the grounds that it violates well-established principles under the Supremacy and Commerce clauses of the U.S. Constitution and requesting declaratory and injunctive relief barring implementation of the Act by the BPU Commissioners. In October 2013, the U.S. District Court in New Jersey issued a decision finding the Act unconstitutional under the Supremacy Clause on the grounds that it infringes upon the FERC’s exclusive authority to regulate the wholesale sale of electricity in interstate commerce. The decision was appealed to the U.S. Court of Appeals for the Third Circuit (Third Circuit) by CPV Power Development, Inc., Hess Newark, LLC and the State of New Jersey. In September 2014, the Third Circuit affirmed the District Court’s decision.

Maryland Capacity Order

In April 2012, the Maryland Public Service Commission (MD PSC) ordered three electric utilities in Maryland to enter into long-term contracts to support the construction of new electricity generating facilities in Maryland, specifically a 661 MW natural gas-fired combined-cycle generating facility to be owned by CPV Maryland, LLC. PPL believes the intent and effect of the action by the MD PSC is to encourage the construction of new generation in Maryland even when, under the FERC-approved PJM economic model, such new generation would not be economic. The MD PSC action could depress capacity prices in PJM in the short term, impacting PPL Energy Supply’s revenues, and harm the long-term ability of the PJM capacity market to encourage necessary generation investment throughout PJM.

In April 2012, PPL Energy Supply and several other generating companies filed a complaint in U.S. District Court in Maryland (District Court) challenging the MD PSC order on the grounds that it violates well-established principles under the Supremacy and Commerce clauses of the U.S. Constitution, and requested declaratory and injunctive relief barring implementation of the order by the MD PSC Commissioners. In September 2013, the District Court issued a decision finding the MD PSC order unconstitutional under the Supremacy Clause on the grounds that it infringes upon the FERC’s exclusive authority to regulate the wholesale sale of electricity in interstate commerce. The decision was appealed to the U.S. Court of Appeals for the Fourth Circuit (Fourth Circuit) by CPV Power Development, Inc. and the State of Maryland. In June 2014, the Fourth Circuit affirmed the District Court’s opinion and subsequently denied the appellants’ motion for rehearing.

Pacific Northwest Markets

Through its subsidiaries, PPL Energy Supply made spot market bilateral sales of power in the Pacific Northwest during the period from December 2000 through June 2001. Several parties subsequently claimed refunds at FERC as a result of these sales. In June 2003, the FERC terminated proceedings to consider whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana, during the period December 2000 through June 2001. In August 2007, the U.S. Court of Appeals for the Ninth Circuit reversed the FERC’s decision and ordered the FERC to consider additional evidence. In October 2011, the FERC initiated proceedings to consider additional evidence. In July 2012, PPL Montana and the City of Tacoma, one of the two parties claiming refunds at FERC, reached a settlement whereby PPL Montana paid $75 thousand to resolve the City of Tacoma’s $23 million claim. The settlement does not resolve the remaining claim outstanding at September 30, 2014 by the City of Seattle for approximately $50 million. Hearings before a FERC Administrative Law Judge (ALJ) regarding the City of Seattle’s refund claims were completed in October 2013 and briefing was completed in January 2014. In March 2014, the ALJ issued an initial decision denying the City of Seattle’s complaint against PPL Montana. The initial decision is pending review by the FERC.

Although PPL Energy Supply and its subsidiaries believe they have not engaged in any improper trading or marketing practices affecting the Pacific Northwest markets, PPL Energy Supply cannot predict the outcome of the above-described proceedings or whether any subsidiaries will be the subject of any additional governmental investigations or named in other lawsuits or refund proceedings. Consequently, PPL Energy Supply cannot estimate a range of reasonably possible losses, if any, related to this matter.

FERC Market-Based Rate Authority

In 1998, the FERC authorized PPL EnergyPlus to make wholesale sales of electricity and related products at market-based rates. In those orders, the FERC directed PPL EnergyPlus, to file an updated market analysis within three years after the order, and every three years thereafter. Since then, periodic market-based rate filings with the FERC have been made by PPL EnergyPlus, PPL Montana and most of PPL Generation’s subsidiaries. In December 2013, PPL Energy Supply filed market-based rate updates for the Eastern and Western regions. In June 2014, the FERC accepted PPL Energy Supply’s updated market power analysis finding that it qualifies for continued market-based rate authority in the Western region, which acceptance became final in July 2014. The filings for the Eastern region remain pending before the FERC. PPL Energy Supply cannot predict the ultimate outcome of the update filings for the Eastern region at this time.

Electricity – Reliability Standards

The NERC is responsible for establishing and enforcing mandatory reliability standards (Reliability Standards) regarding the bulk power system. The FERC oversees this process and independently enforces the Reliability Standards.

The Reliability Standards have the force and effect of law and apply to certain users of the bulk power electricity system, including electric utility companies, generators and marketers. Under the Federal Power Act, the FERC may assess civil penalties of up to $1 million per day, per violation, for certain violations.

Certain subsidiaries of PPL Energy Supply monitor their compliance with the Reliability Standards and continue to self-report potential violations of certain applicable reliability requirements and submit accompanying mitigation plans, as required. The resolution of a number of potential violations is pending. Any Regional Reliability Entity (including RFC or SERC) determination concerning the resolution of violations of the Reliability Standards remains subject to the approval of the NERC and the FERC.

In the course of implementing their programs to ensure compliance with the Reliability Standards by those PPL Energy Supply affiliates subject to the standards, certain other instances of potential non-compliance may be identified from time to time. PPL Energy Supply cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any.

As previously reported, in October 2012, the FERC initiated its consideration of proposed changes to Reliability Standards to address the impacts of geomagnetic disturbances on the reliable operation of the bulk-power system, which might, among other things, lead to a requirement to install equipment that blocks geomagnetically induced currents on implicated transformers. On May 16, 2013, FERC issued Order No. 779, requiring NERC to submit two types of Reliability Standards for FERC’s approval. The first type would require certain owners and operators of the nation’s electricity infrastructure, such as PPL Energy Supply, to develop and implement operational procedures to mitigate the effects of geomagnetic disturbances on the bulk-power system. This NERC-proposed standard was filed by NERC with FERC for approval in January 2014 and was approved on June 19, 2014. The second type is to require owners and operators of the bulk-power system to assess certain geomagnetic disturbance events and develop and implement plans to protect the bulk-power system from those events and must be filed by NERC with FERC for approval by January 22, 2015. PPL Energy Supply may be required to make significant expenditures in new equipment or modifications to its facilities to comply with the new requirements. PPL Energy Supply is unable to predict the amount of any expenditures that may be required as a result of the adoption of any Reliability Standards for geomagnetic disturbances.

Environmental Matters – Domestic

Due to the environmental issues discussed below or other environmental matters, it may be necessary for PPL Energy Supply to modify, curtail, replace or cease operation of certain facilities or performance of certain operations to comply with statutes, regulations and other requirements of regulatory bodies or courts. In addition, legal challenges to new environmental permits or rules add to the uncertainty of estimating the future cost impact of these permits and rules.

Air

CSAPR (formerly Clean Air Transport Rule) and CAIR

In July 2011, the EPA adopted the CSAPR. The CSAPR replaced the EPA’s previous CAIR which was invalidated in July 2008 by the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Court of Appeals). The CAIR subsequently was effectively reinstated by the D.C. Court of Appeals in December 2008, pending finalization of the CSAPR. Like the CAIR, the CSAPR targeted sources in the eastern U.S. and would have required reductions in sulfur dioxide and nitrogen oxides in two phases (2012 and 2014).

In December 2011, the D.C. Court of Appeals stayed implementation of the CSAPR and left the CAIR in effect pending a final decision on the validity of the rule. In August 2012, the D.C. Court of Appeals issued a ruling invalidating CSAPR, remanding the rule to the EPA for further action, and leaving CAIR in place during the interim. In April 2014, the U.S. Supreme Court reversed and remanded the D.C. Court of Appeals’ August 2012 decision, and on October 23, 2014, the D.C. Court of Appeals lifted the stay of CSAPR, granting EPA’s request.

PPL Energy Supply is preparing for Phase 1 annual trading programs for nitrogen oxide and sulfur dioxide to commence on January 1, 2015. Phase 1 ozone season trading will begin on May 1, 2015. Phase 2 reductions impacting the annual and ozone season trading programs would take effect in 2017 and continue into the future. Based on analysis conducted in 2011 to prepare for CSAPR compliance, PPL Energy Supply does not anticipate significant compliance costs, however these analyses will be reviewed under current market and operating conditions to make further assessments on compliance impacts.

National Ambient Air Quality Standards

In 2008, the EPA revised the National Ambient Air Quality Standard for ozone. As a result, states in the ozone transport region (OTR), including Pennsylvania, are required by the Clean Air Act to impose additional reductions in nitrogen oxide emissions based upon reasonably available control technologies. The PADEP has issued a draft rule requiring reasonable reduction; however, the proposal is being questioned as too lenient by the EPA, other OTR states and environmental groups. The PADEP may impose more stringent emission limits than those set forth in the proposed rule which could have a significant impact on PPL Energy Supply’s Pennsylvania coal plants. The EPA is expected to further tighten the ozone standard in the near term, which may require further nitrogen oxide reductions, particularly within the OTR.

In December 2012, the EPA issued final rules that tighten the National Ambient Air Quality Standard for fine particulates. The rules were challenged by industry groups, and on May 9, 2014 the D.C. Court of Appeals upheld them. Under the final rules, states and the EPA have until 2015 to identify non-attainment areas, and states have until 2020 to achieve attainment for those areas.

In 2010, the EPA finalized a new National Ambient Air Quality Standard for sulfur dioxide and required states to identify areas that meet those standards and areas that are in non-attainment. In July 2013, the EPA finalized non-attainment designations for parts of the country, including part of Yellowstone County in Montana (Billings area). Attainment must be achieved by 2018. States are working on designations for other areas. In April 2014, the EPA proposed timeframes for completing these designations. PPL Energy Supply anticipates that some of the measures required for compliance with the CAIR or the CSAPR (as discussed above), or the MATS, or the Regional Haze requirements (as discussed below), such as upgraded or new sulfur dioxide scrubbers at certain plants will help to achieve compliance with the new sulfur dioxide standard. If additional reductions were to be required, the financial impact could be significant. The short-term impact on the Corette plant from the EPA’s final designation of part of Yellowstone County in Montana as non-attainment (as noted above) is not expected to be significant, as PPL Energy Supply previously announced its intent to place the plant in long-term reserve status beginning in April 2015.

Until final rules are promulgated, non-attainment designations are finalized and state compliance plans are developed, PPL Energy Supply cannot predict the ultimate outcome of the new National Ambient Air Quality standards for ozone, sulfur dioxide and particulate matter.

MATS

In May 2011, the EPA published a proposed regulation requiring stringent reductions of mercury and other hazardous air pollutants from power plants. In February 2012, the EPA published the final rule, known as the MATS, with an effective date of April 16, 2012. The rule, which was challenged by industry groups and states, was upheld by the D.C. Court of Appeals in April 2014. On July 14, 2014, a coalition of 23 states filed a petition seeking Supreme Court review of this decision. The rule provides for a three-year compliance deadline with the potential for a one-year extension as provided under the statute. PPL Energy Supply has received compliance extensions for certain plants and PPL Energy Supply has a pending request, which was submitted on September 15, 2014, for its Colstrip plant.

With respect to PPL Energy Supply’s Pennsylvania plants, PPL Energy Supply believes that installation of chemical additive systems and other controls may be necessary at certain coal-fired plants, the capital cost of which is not expected to be significant. PPL Energy Supply continues to analyze the potential impact of MATS on operating costs. With respect to PPL Energy Supply’s Montana plants, modifications to the air pollution controls installed on Colstrip may be required, the cost of which is not expected to be significant. For the Corette plant, PPL Energy Supply announced in September 2012 its intention, beginning in April 2015, to place the plant in long-term reserve status, suspending the plant’s operation due to expected market conditions and the costs to comply with the MATS requirements. The Corette plant was determined to be impaired in December 2013. See Note 14 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus for additional information.

PPL Energy Supply is continuing to conduct in-depth reviews of the MATS, including the potential implications to scrubber wastewater discharges. See the discussion of effluent limitations guidelines and standards below.

Regional Haze and Visibility

The EPA’s regional haze programs were developed under the Clean Air Act to eliminate man-made visibility degradation by 2064. Under the programs, states are required to make reasonable progress every decade, through the application, among other things, of Best Available Retrofit Technology (BART) on power plants commissioned between 1962 and 1977.

The primary power plant emissions affecting visibility are sulfur dioxide, nitrogen oxides and particulates. To date, the focus of regional haze activity has been the western U.S. because the EPA had determined that the regional trading program in the eastern U.S. under the CSAPR satisfies BART requirements to reduce sulfur dioxide and nitrogen oxides. Although the D.C. Court of Appeals recently lifted the CSAPR stay in response to a U.S. Supreme Court action in April 2014, (see “CSAPR/CAIR” discussion above), decisions by the EPA and the courts will determine whether power plants located in the eastern U.S., including PPL Energy Supply’s plants in Pennsylvania, will be subject to additional reductions in sulfur dioxide and nitrogen oxides as required by BART.

In Montana, the EPA Region 8 developed the regional haze plan as the MDEQ declined to do so. The EPA finalized the Federal Implementation Plan (FIP) for Montana in September 2012. The final FIP assumed no additional controls for Corette or Colstrip Units 3 and 4, but proposed tighter limits for Corette and Colstrip Units 1 and 2. PPL Energy Supply expects to meet these tighter permit limits at Corette without any significant changes to operations, although other requirements have led to the planned suspension of operations at Corette beginning in April 2015 (see “MATS” discussion above). Under the final FIP, Colstrip Units 1 and 2 may require additional controls, including the possible installation of an SNCR and other technology, to meet more stringent nitrogen oxides and sulfur dioxide limits. The cost of these potential additional controls, if required, could be significant. Both PPL Energy Supply and environmental groups have appealed the final FIP to the U.S. Court of Appeals for the Ninth Circuit and litigation is ongoing.

New Source Review (NSR)

The EPA has continued its NSR enforcement efforts targeting coal-fired generating plants. The EPA has asserted that modification of these plants has increased their emissions and, consequently, that they are subject to stringent NSR requirements under the Clean Air Act. In April 2009, PPL Energy Supply received EPA information requests for its Montour and Brunner Island plants, but it has received no further communications from the EPA since providing their responses. In January 2009, PPL Energy Supply and other companies that own or operate the Keystone plant in Pennsylvania received a notice of violation from the EPA alleging that certain projects were undertaken without proper NSR compliance. In May and November 2012, PPL Montana received information requests from the EPA regarding projects undertaken during a Spring 2012 maintenance outage at Colstrip Unit 1. The EPA request remains an open matter. In September 2012, PPL Montana received an information request from the MDEQ regarding Colstrip Unit 1 and other projects. MDEQ formally suspended this request on June 6, 2014, in consideration of pending litigation (see “Legal Matters—Sierra Club Litigation” above). PPL Energy Supply cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any.

States and environmental groups also have commenced litigation alleging violations of the NSR regulations by coal-fired generating plants across the nation. See “Legal Matters” above for information on a lawsuit filed by environmental groups in March 2013 against PPL Montana and other owners of Colstrip.

If PPL Energy Supply subsidiaries are found to have violated NSR regulations by significantly increasing pollutants through a major plant modification, PPL Energy Supply would, among other things, be required to meet stringent permit limits reflecting Best Available Control Technology (BACT) for pollutants meeting the National Ambient Air Quality Standards (NAAQS) in the area and reflecting Lowest Achievable Emission Rates for pollutants not meeting the NAAQS in the area. The costs to meet such limits, including installation of technology at certain units, could be material.

Climate Change

As a result of the April 2007 U.S. Supreme Court decision that the EPA has authority under the Clean Air Act to regulate GHG emissions from new motor vehicles, in April 2010, the EPA and the U.S. Department of Transportation issued new light-duty vehicle emissions standards that applied beginning with 2012 model year vehicles. The EPA also clarified that this standard, beginning in 2011, authorized regulation of GHG emissions from stationary sources under the NSR and Title V operating permit provisions of the Clean Air Act. The EPA’s rules were challenged in court and on June 23, 2014 the U.S. Supreme Court ruled that the EPA has the authority to regulate GHG emissions under these provisions of the Clean Air Act but only for stationary sources that would otherwise have been subject to these provisions due to significant increases in emissions of other pollutants. As a result, any new sources or major modifications to an existing GHG source causing a net significant increase in GHG emissions must comply with BACT permit limits for GHGs if it would otherwise be subject to BACT or lowest achievable emissions rate limits due to significant increases in other pollutants.

In June 2013, President Obama released his Climate Action Plan that reiterates the goal of reducing greenhouse gas emissions in the U.S. “in the range of” 17% below 2005 levels by 2020 through such actions as regulating power plant emissions, promoting increased use of renewables and clean energy technology, and establishing tighter energy efficiency standards. Also, by Presidential Memorandum, the EPA was directed to issue a revised proposal for new power plants (a prior proposal was issued in 2012) by September 20, 2013, with a final rule in a timely fashion thereafter, and to issue proposed standards for existing plants by June 1, 2014 with a final rule to be issued by June 1, 2015. The EPA was further directed to require that states develop implementation plans for existing plants by June 30, 2016. The Administration’s increase in its estimate of the “social cost of carbon” (which is used to calculate benefits associated with proposed regulations) from $23.80 to $38 per metric ton in 2015 may also lead to more costly regulatory requirements. Additionally, the Climate Action Plan requirements related to preparing the U.S. for the impacts of climate change could affect the PPL Energy Supply and others in the industry as modifications to electricity delivery systems to improve the ability to withstand major storms may be needed in order to meet those requirements.

The EPA’s revised proposal to regulate new sources under Section 111(b) of the Clean Air Act was published in the Federal Register on January 8, 2014. Unlike the EPA’s prior proposal, the EPA’s revised proposal established separate emission standards for coal and gas units based on the application of different technologies. The coal standard is based on the application of partial carbon capture and sequestration technology, but because this technology is not presently commercially available, the revised proposal effectively precludes the construction of new coal plants. The standard for NGCC power plants is the same as the EPA proposed in 2012 and is not continuously achievable.

The EPA’s proposed regulation addressing GHG emissions from existing power plants under Section 111(d) of the Clean Air Act was published in the Federal Register on June 18, 2014. The proposal contains state-specific rate-based reduction goals and guidelines for the development, submission, and implementation of state plans to achieve the state goals. State-specific goals were calculated from 2012 data by applying EPA’s very broad interpretation and definition of the Best System of Emission Reduction resulting in very stringent targets to be met in two phases (2020-2029 and 2030 and beyond). The EPA believes it has offered some flexibility to the states as to how state compliance plans can be crafted, including the option to demonstrate compliance on a mass basis and through multi-state collaborations. The EPA is also proposing potential state plan extensions based on the plan filed (single or multi-state). On October 30, 2014, the EPA issued a Notice of Data Availability seeking comments on several issues including providing additional flexibility in meeting compliance deadlines, addressing disparities in state-specific targets, and incorporating a regionalized approach to demonstrating compliance. PPL Energy Supply is analyzing the proposal and its potential impacts. The regulation of GHG emissions from existing power plants could have a significant industry-wide impact depending on the structure and stringency of the final rule and state implementation plans.

The EPA has also proposed a regulation under Section 111(b) of the Clean Air Act addressing GHG emissions from existing power plants that are modified or reconstructed; however, the PPL Energy Supply does not expect a significant impact from this rulemaking as there are no plans to modify or reconstruct their existing plants in a manner that would trigger the standards under 111(b).

Based on the stringent reduction requirements in the EPA’s proposed rule under Section 111(d), and based on information gained from public input, the PADEP is no longer expecting to achieve reductions required under the EPA’s proposed rule by solely increasing efficiency at existing fossil-fuel plants and/or reducing their generation as set forth in the PADEP’s April 10, 2014 white paper. On October 23, 2014, the Governor of Pennsylvania signed into law Act 175 of 2014 requiring the PADEP to obtain General Assembly approval of any state plan addressing GHG emissions under the EPA’s 111(d) rules for existing plants. The law includes provisions to minimize the exposure to a federal implementation plan due to legislative delay.

The MDEQ, at the request of the Governor of Montana, has issued a white paper outlining possible regulatory scenarios to implement the EPA’s proposed Section 111(d) rule, including a combination of increasing energy efficiency at coal-fired plants, adding more low- and zero-carbon generation, and carbon sequestration at Colstrip. The white paper was made public in September 2014 and the MDEQ has held public meetings to present the white paper and gather comments.

A number of lawsuits have been filed asserting common law claims including nuisance, trespass and negligence against various companies with GHG emitting plants and, although the decided cases to date have not sustained claims brought on the basis of these theories of liability, the law remains unsettled on these claims. In September 2009, the U.S. Court of Appeals for the Second Circuit in the case of AEP v. Connecticut reversed a federal district court’s decision and ruled that several states and public interest groups, as well as the City of New York, could sue five electric utility companies under federal common law for allegedly causing a public nuisance as a result of their emissions of GHGs. In June 2011, the U.S. Supreme Court overturned the Second Circuit and held that such federal common law claims were displaced by the Clean Air Act and regulatory actions of the EPA. In addition, in Comer v. Murphy Oil (Comer case), the U.S. Court of Appeals for the Fifth Circuit (Fifth Circuit) declined to overturn a district court ruling that plaintiffs did not have standing to pursue state common law claims against companies that emit GHGs. In January 2011, the Supreme Court denied a petition to reverse the Fifth Circuit’s ruling. In May 2011, the plaintiffs in the Comer case filed a substantially similar complaint in federal district court in Mississippi against 87 companies under a Mississippi statute that allows the re-filing of an action in certain circumstances. In March 2012, the Mississippi federal district court granted defendants’ motions to dismiss the state common law claims. Plaintiffs appealed to the U.S. Court of Appeals for the Fifth Circuit and in May 2013, the Fifth Circuit affirmed the district court’s dismissal of the case. Additional litigation in federal and state courts over such issues is continuing. PPL Energy Supply cannot predict the outcome of these lawsuits or estimate a range of reasonably possible losses, if any.

Renewable Energy Legislation

There has been interest in renewable energy legislation at both the state and federal levels; however, no legislation is expected to become law in 2014 at either the federal level or in the states in which PPL Energy

Supply operates. In Pennsylvania, bills were introduced calling for an increase in Alternative Energy Portfolio Standard (AEPS) Tier 1 obligations and to create a $25 million permanent funding program for solar generation. Bills (SB 1171 and HB 100) were also introduced to add natural gas as a qualified AEPS resource, and another bill (HB 1912) would repeal the AEPS Act entirely. All these bills remain in committee and are unlikely to advance. An interim legislative committee in Montana is reviewing the state’s Renewable Portfolio Standard (RPS) and recommended that the law continue without change. In New Jersey, a bill (S-1475) has been introduced to increase the current RPS standard to 30% from Class I sources by 2020. The chairman of the Senate Environmental Committee convened a workgroup to look at further changes to New Jersey’s RPS law to enable New Jersey to meet emissions goals established in the state’s Global Warming Response Act. A bill (S-2444) was subsequently introduced to mandate that 80% of New Jersey’s electricity be generated from renewable resources by 2050. PPL Energy Supply is unable to predict the outcome of this legislation at this time.

PPL Energy Supply believes there are financial, regulatory and operational uncertainties related to the implementation of renewable energy mandates that will need to be resolved before the impact of such requirements on them can be estimated. Such uncertainties, among others, include the need to provide back-up supply to augment intermittent renewable generation, potential generation over-supply and downward pressure on energy prices that could result from such renewable generation and back-up, impacts to PJM’s capacity market and the need for substantial changes to transmission and distribution systems to accommodate renewable energy sources. These uncertainties are not directly addressed by proposed legislation. PPL Energy Supply cannot predict at this time the effect on its competitive plants’ future competitive position, results of operation, cash flows and financial position of renewable energy mandates that may be adopted, although the costs to implement and comply with any such requirements could be significant.

Water/Waste

Coal Combustion Residuals (CCRs)

In June 2010, the EPA proposed two approaches to regulating the disposal and management of CCRs (as either hazardous or non-hazardous) under the RCRA. CCRs include fly ash, bottom ash and sulfur dioxide scrubber wastes. Regulating CCRs as a hazardous waste under Subtitle C of the RCRA would materially increase costs and result in early retirements of many coal-fired plants, as it would require plants to retrofit their operations to comply with full hazardous waste requirements for the generation of CCRs and associated waste waters through generation, transportation and disposal. This would also have a negative impact on the beneficial use of CCRs and could eliminate existing markets for CCRs. The EPA’s proposed approach to regulate CCRs as non-hazardous waste under Subtitle D of the RCRA would mainly affect disposal and most significantly affect any wet disposal operations. Under this approach, many of the current markets for beneficial uses would not be affected. Currently, PPL Energy Supply expects that its Colstrip plant in Montana could be significantly impacted by the EPA’s proposed non-hazardous waste regulations, as it is using surface impoundments for management and disposal of CCRs.

The EPA has issued information requests on CCR management practices at numerous plants throughout the power industry as it considers whether or not to regulate CCRs as hazardous waste. PPL Energy Supply has provided information on CCR management practices at most of its plants in response to the EPA’s requests. In addition, the EPA has conducted follow-up inspections to evaluate the structural stability of CCR management facilities at several PPL Energy Supply plants and PPL Energy Supply has implemented or is implementing certain actions in response to recommendations from these inspections.

The EPA is continuing to evaluate the unprecedented number of comments it received on its June 2010 proposed regulations. In October 2011, the EPA issued a Notice of Data Availability (NODA) requesting comments on selected documents it received during the comment period for the proposed regulations.

A coalition of environmental groups and two CCR recycling companies filed lawsuits against the EPA seeking a deadline for final rulemaking. In settlement of that litigation, the EPA has agreed to issue its final rulemaking on the Subtitle D option described above by December 19, 2014.

In July 2013, the U.S. House of Representatives passed House Bill H.R. 2218, the Coal Residuals and Reuse Management Act of 2013, which would preempt the EPA from issuing final CCR regulations and would set non-hazardous CCR standards under RCRA and authorize state permit programs. It remains uncertain whether similar legislation will be passed by the U.S. Senate. PPL Energy Supply cannot predict at this time the final requirements of the EPA’s CCR regulations or potential changes to the RCRA and what impact they would have on its facilities, but the financial and operational impact is expected to be material if CCRs are regulated as hazardous waste and significant if regulated as non-hazardous.

Seepages and Groundwater Infiltration – Pennsylvania and Montana

Seepages or groundwater infiltration have been detected at active and retired wastewater basins and landfills at various PPL Energy Supply plants. PPL Energy Supply has completed or is completing assessments of seepages or groundwater infiltration at various facilities and has completed or is working with agencies to respond to notices of violations and implement assessment or abatement measures, where required or applicable. A range of reasonably possible losses cannot currently be estimated.

In August 2012, PPL Montana entered into an Administrative Order on Consent (AOC) with the MDEQ which establishes a comprehensive process to investigate and remediate groundwater seepage impacts related to the wastewater facilities at the Colstrip power plant. The AOC requires that within five years PPL Montana provide financial assurance to the MDEQ for the costs associated with closure and future monitoring of the waste-water treatment facilities. PPL Montana cannot predict at this time if the actions required under the AOC will create the need to adjust the existing ARO related to these facilities.

In September 2012, Earthjustice filed an affidavit pursuant to Montana’s Major Facility Siting Act (MFSA) that sought review of the AOC by Montana’s Board of Environmental Review (BER) on behalf of the Sierra Club, the MEIC, and the National Wildlife Federation. In September 2012, PPL Montana filed an election with the BER to have this proceeding conducted in Montana state district court as contemplated by the MFSA. In October 2012, Earthjustice filed a petition for review of the AOC in the Montana state district court in Rosebud County. This matter was stayed in December 2012. In April 2014, Earthjustice filed a motion for leave to amend the petition for review and to lift the stay which was granted by the court in May 2014. PPL Montana and the MDEQ responded to the amended petition and filed partial motions to dismiss in July 2014, which were both recently denied by the court.

Clean Water Act/316(b)

The EPA’s final 316(b) rule for existing facilities became effective on October 14, 2014, and regulates cooling water intake structures and their impact on aquatic organisms. The rule allows states considerable authority to interpret the rule. The rule requires all existing facilities to choose between several options to reduce the impact to aquatic organisms that become trapped against water intake screens (impingement) and to determine the intake structure’s impact on aquatic organisms pulled through a plant’s cooling water system (entrainment). Plants already equipped with closed-cycle cooling, an acceptable option, would likely not incur additional costs. Once-through systems would likely require additional technology to comply with the rule. PPL Energy Supply is evaluating compliance strategies but does not presently expect the compliance costs to be material.

Effluent Limitations Guidelines (ELGs) and Standards

In June 2013, the EPA published proposed regulations to revise discharge limitations for steam electric generation wastewater permits. The proposed limitations are based on the EPA review of available treatment technologies and their capacity for reducing pollutants and include new requirements for fly ash and bottom ash transport water and metal cleaning waste waters, as well as new limits for scrubber wastewater and landfill leachate. The EPA’s proposed ELG regulations contain requirements that would affect the inspection and operation of CCR facilities, if finalized. The EPA has indicated that it will coordinate these regulations with the regulation of CCRs discussed above. The proposal contains alternative approaches, some of which could significantly impact PPL Energy Supply’s coal-fired plants. The EPA has agreed to a new deadline for the final rule of September 30, 2015 which is contingent upon the EPA meeting its deadline of December 19, 2014 for issuing its final CCR regulations. At the present time, PPL Energy Supply is unable to predict the outcome of this matter or estimate a range of reasonably possible costs, but the costs could be significant. Pending finalization of the ELGs, certain states (including Pennsylvania) and environmental groups are proposing more stringent technology-based limits in permit renewals. Depending on the final limits imposed, the costs of compliance could be significant and costs could be imposed ahead of federal timelines.

Waters of the United States (WOTUS)

On April 21, 2014, the EPA and the U.S. Army Corps of Engineers (Army Corps) published the proposed rule defining Waters of the United States (WOTUS) that could significantly expand the federal government’s interpretation of what constitutes WOTUS subject to regulation under the Clean Water Act. If the definition is expanded as proposed by the EPA and the Army Corps, permits and other regulatory requirements may be imposed for many matters presently not covered (including vegetation management for transmission lines and activities affecting storm water conveyances and wetlands), the implications of which could be significant. The U.S. House and Senate are considering legislation to block these regulations.

Other Issues

The EPA is reassessing its polychlorinated biphenyls (PCB) regulations under the Toxic Substance Control Act, which currently allow certain PCB articles to remain in use. In April 2010, the EPA issued an Advanced Notice of Proposed Rulemaking for changes to these regulations. This rulemaking could lead to a phase-out of all or some PCB-containing equipment. The EPA is planning to propose the revised regulations in 2015. PCBs are found, in varying degrees, in all of PPL Energy Supply’s operations. PPL Energy Supply cannot predict at this time the outcome of these proposed EPA regulations and what impact, if any, they would have on its facilities, but the costs could be significant.

A subsidiary of PPL Energy Supply has investigated alternatives to exclude fish from the discharge channel at its Brunner Island plant. In June 2012, a Consent Order and Agreement (COA) with the PADEP was signed allowing the subsidiary to study a change in a cooling tower operational method that may keep fish from entering the channel. The COA required a retrofit of impingement control technology at the intakes to the cooling towers, at a cost that would have been significant. Based on the results of the first year of study, the PADEP has suggested closing the COA and writing a new COA to resolve the issue. PPL Energy Supply is in negotiations with the agency at this time. PPL Energy Supply cannot predict at this time the outcome of the proposed new COA and what impact, if any, it would have on its facilities, but the costs could be significant.

Superfund and Other Remediation

From time to time, PPL Energy Supply undertakes remedial action in response to notices of violations, spills or other releases at various on-site and off-site locations, negotiate with the EPA and state and local agencies regarding actions necessary for compliance with applicable requirements, negotiate with property owners and other third parties alleging impacts from PPL Energy Supply’s operations and undertake similar actions necessary to resolve environmental matters which arise in the course of normal operations. Based on analyses to date, resolution of these environmental matters is not expected to have a significant adverse impact on PPL Energy Supply’s operations.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in significant additional costs for PPL Energy Supply.

Other

Nuclear Insurance

The Price-Anderson Act is a United States Federal law which governs liability-related issues and ensures the availability of funds for public liability claims arising from an incident at any of the U.S. licensed nuclear facilities. It also seeks to limit the liability of nuclear reactor owners for such claims from any single incident. Effective September 10, 2013, the liability limit per incident is $13.6 billion for such claims which is funded by insurance coverage from American Nuclear Insurers and an industry assessment program.

Under the industry assessment program, in the event of a nuclear incident at any of the reactors covered by The Price-Anderson Act, as amended, PPL Susquehanna could be assessed up to $255 million per incident, payable at $38 million per year.

Additionally, PPL Susquehanna purchases property insurance programs from NEIL, an industry mutual insurance company of which PPL Susquehanna is a member. Effective April 1, 2014, facilities at the Susquehanna plant are insured against property damage losses up to $2.0 billion. PPL Susquehanna also purchases an insurance program that provides coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions.

Under the NEIL property and replacement power insurance programs, PPL Susquehanna could be assessed retrospective premiums in the event of the insurers’ adverse loss experience. This maximum assessment is $46 million.

Pennsylvania Coal Plants

In the fourth quarter of 2013, management tested the Brunner Island and Montour plants for impairment and concluded neither was impaired as of December 31, 2013. There were no events or changes in circumstances that indicated a recoverability test was required to be performed in 2014. The carrying value of the Pennsylvania coal-fired generation assets was $2.5 billion as of September 30, 2014 ($1.3 billion for Brunner Island and $1.2 billion for Montour).

Labor Union Agreement

In May 2014, PPL’s bargaining agreement with its largest IBEW local expired. PPL finalized a new three-year labor agreement with IBEW local 1600 in May 2014 and the agreement was ratified in early June 2014. The agreement covers certain PPL Energy Supply employees.

As part of efforts to reduce operations and maintenance expenses, the new agreement offered a one-time voluntary retirement window to certain bargaining unit employees. The benefits offered under this provision are consistent with the standard separation program benefits for bargaining unit employees. As a result, in the second quarter of 2014, estimated separation benefits of $23 million were recorded. During the three months ended September 30, 2014, based on final employee acceptances of the offer, PPL Energy Supply reduced the previously recorded estimated amounts by $6 million. As a result, for the nine months ended September 30, 2014, the following total separation benefits have been recorded:

Pension Benefits	$11
Severance Compensation	6

Total Separation Benefits	$17

Number of Employees	105

The separation benefits are included in “Other operation and maintenance” on the Statement of Income. The liability for pension benefits is included in “Accrued pension obligations” on the Balance Sheet at September 30, 2014. All of the severance compensation was paid in the third quarter of 2014. The remaining terms of the new labor agreement are not expected to have a significant impact on the financial results of PPL Energy Supply.

Guarantees and Other Assurances

In the normal course of business, PPL Energy Supply enters into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries engage.

The table below details guarantees provided as of September 30, 2014. “Exposure” represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee. The probability of expected payment/performance under each of these guarantees is remote.

	Exposure at September 30, 2014		Expiration Date
Letters of credit issued on behalf of affiliates	27	(a)	2014 – 2015
Indemnifications for sales of assets	250	(b)	2025
Guarantee of a portion of a divested unconsolidated entity’s debt	22	(c)	2018

(a)	Standby letter of credit arrangements under PPL Energy Supply’s credit facilities for the purposes of protecting various third parties against nonperformance by PPL.
(b)	Indemnifications are governed by the specific sales agreement and include breach of the representations, warranties and covenants, and liabilities for certain other matters. PPL Energy Supply’s maximum exposure with respect to certain indemnifications and the expiration of the indemnifications cannot be estimated because the maximum potential liability is not capped by the transaction documents and the expiration date is based on the applicable statute of limitations. The exposure and expiration date noted is based on those cases in which the agreements provide for specific limits.
(c)	Relates to a guarantee of one-third of the divested entity’s debt. The purchaser provided a cross-indemnity, secured by a lien on the purchaser’s stock of the divested entity. The exposure noted reflects principal only.

PPL Energy Supply provides other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of indemnification or warranties related to services or equipment and vary in duration. The amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guarantees and the probability of payment/performance under these guarantees is remote.

PPL, on behalf of itself and certain of its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage provides maximum aggregate coverage of $225 million. This insurance may be applicable to obligations under certain of these contractual arrangements.

8.	Related Party Transactions

PLR Contracts/Purchase of Accounts Receivable

PPL Electric holds competitive solicitations for PLR generation supply. PPL EnergyPlus has been awarded a portion of the PLR generation supply through these competitive solicitations. The sales between PPL EnergyPlus and PPL Electric are included in the Statements of Income as “Unregulated wholesale energy to affiliate” by PPL Energy Supply.

Under the standard Default Service Supply Master Agreement for the solicitation process, PPL Electric requires all suppliers to post collateral once credit exposures exceed defined credit limits. PPL EnergyPlus is required to post collateral with PPL Electric when: (a) the market price of electricity to be delivered by PPL EnergyPlus exceeds the contract price for the forecasted quantity of electricity to be delivered; and (b) this market price exposure exceeds a contractual credit limit. During the second quarter of 2014, PPL Energy Supply experienced a downgrade in its corporate credit ratings to below investment grade. As a result of the downgrade of PPL Energy Supply, as guarantor, PPL EnergyPlus no longer has an established credit limit. At September 30, 2014, PPL EnergyPlus was not required to post collateral. In no instance is PPL Electric required to post collateral to suppliers under these supply contracts.

PPL Electric’s customers may choose an alternative supplier for their generation supply. See Note 2 for additional information regarding PPL Electric’s purchases of accounts receivable from alternative suppliers, including PPL EnergyPlus.

At September 30, 2014, PPL Energy Supply had a net credit exposure of $27 million from PPL Electric from its commitment as a PLR supplier and from the sale of its accounts receivable to PPL Electric.

Support Costs

PPL Services provides PPL Energy Supply with administrative, management and support services. Where applicable, the costs of these services are charged to the respective subsidiaries as direct support costs. General costs that cannot be directly attributed to a specific affiliate are allocated and charged to the respective affiliates, including PPL Energy Supply, as indirect support costs. PPL Services uses a three-factor methodology that includes the affiliates’ invested capital, operation and maintenance expenses and number of employees to allocate indirect costs. PPL Services charged the following amounts for the nine months ended September 30, and believe these amounts are reasonable, including amounts applied to accounts that are further distributed between capital and expense.

2014	2013
$161	$161

Other

See Note 6 for discussions regarding intercompany allocations associated with defined benefits.

9.	Other Income (Expense) – net

The components of “Other Income (Expense) – net” for the nine months ended September 30, 2014 and 2013 for PPL Energy Supply consisted primarily of the earnings on securities in NDT funds.

10.	Fair Value Measurements and Credit Concentration

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) are used to measure the fair value of an asset or liability, as appropriate. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk. The fair value of a group of financial assets and liabilities is measured on a net basis. Transfers between levels are recognized at end-of-reporting-period values. During the nine months ended September 30, 2014 and 2013, there were no transfers between Level 1 and Level 2. See Note 1 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus for information on the levels in the fair value hierarchy.

Recurring Fair Value Measurements

The assets and liabilities measured at fair value were:

	September 30, 2014				December 31, 2013
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$194	$194			$239	$239

Restricted cash and cash equivalents (a)	284	284			85	85

Price risk management assets:
Energy commodities	1,041	4	$945	$92	1,188	3	$1,123	$62

Total price risk management assets	1,041	4	945	92	1,188	3	1,123	62

NDT funds:
Cash and cash equivalents	17	17			14	14
Equity securities
U.S. large-cap	582	432	150		547	409	138
U.S. mid/small-cap	83	35	48		81	33	48
Debt securities
U.S. Treasury	98	98			95	95
U.S. government sponsored agency	6		6		6		6
Municipality	77		77		77		77
Investment-grade corporate	40		40		38		38
Other	6		6		5		5
Receivables (payables), net	2		2		1	(1)	2

Total NDT funds	911	582	329		864	550	314

Auction rate securities (b)	10			10	16			16

Total assets	$2,440	$1,064	$1,274	$102	$2,392	$877	$1,437	$78

Liabilities
Price risk management liabilities:
Energy commodities	$1,137	$2	$1,063	$72	$1,070	$4	$1,028	$38

Total price risk management liabilities	$1,137	$2	$1,063	$72	$1,070	$4	$1,028	$38

(a)	Current portion is included in “Restricted cash and cash equivalents” and long-term portion is included in “Other noncurrent assets” on the Balance Sheets.
(b)	Included in “Other investments” on the Balance Sheets.

A reconciliation of net assets and liabilities classified as Level 3 for the nine months ended September 30, 2014 is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Energy Commodities, net	Auction Rate Securities	Total
Balance at beginning of period	$24	$16	$40
Total realized/unrealized gains (losses)
Included in earnings	(147)		(147)
Purchases	(6)		(6)
Sales	67	(6)	61
Settlements	82		82

Balance at end of period	$20	$10	$30

A reconciliation of net assets and liabilities classified as Level 3 for the nine months ended September 30, 2013 is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Energy Commodities, net	Auction Rate Securities	Total
Balance at beginning of period	$22	$13	$35
Total realized/unrealized gains (losses)
Included in earnings	23		23
Sales	(2)		(2)
Settlements	1		1
Transfers into Level 3	1	3	4
Transfers out of Level 3	2		2

Balance at end of period	$47	$16	$63

The significant unobservable inputs used in and quantitative information about the fair value measurement of assets and liabilities classified as Level 3 are as follows:

	September 30, 2014
	Fair Value, net Asset (Liability)	Valuation Technique	Unobservable Input(s)	Range (Weighted Average) (a)
Energy commodities
Natural gas contracts (b)	$9	Discounted cash flow	Proprietary model used to calculate forward prices	17% – 100% (36%)
Power sales contracts (c)	(31)	Discounted cash flow	Proprietary model used to calculate forward prices	17% – 100% (68%)
FTR purchase contracts (d)	4	Discounted cash flow	Historical settled prices used to model forward prices	100% (100%)
Heat rate options (e)	38	Discounted cash flow	Proprietary model used to calculate forward prices	24% – 52% (45%)
Auction rate securities (f)	10	Discounted cash flow	Modeled from SIFMA Index	57% –74% (66%)

	December 31, 2013
	Fair Value, net Asset (Liability)	Valuation Technique	Unobservable Input(s)	Range (Weighted Average) (a)
Energy commodities
Natural gas contracts (b)	$36	Discounted cash flow	Proprietary model used to calculate forward prices	10% – 100% (86%)
Power sales contracts (c)	(12)	Discounted cash flow	Proprietary model used to calculate forward prices	100% –100% (100%)
Auction rate securities (f)	16	Discounted cash flow	Modeled from SIFMA Index	10% – 80% (63%)

(a)	For energy commodities and auction rate securities, the range and weighted average represent the percentage of fair value derived from the unobservable inputs.
(b)	As the forward price of natural gas increases/(decreases), the fair value of purchase contracts increases/(decreases). As the forward price of natural gas increases/(decreases), the fair value of sales contracts (decreases)/increases.
(c)	As forward market prices increase/(decrease), the fair value of contracts (decreases)/increases. As volumetric assumptions for contracts in a gain position increase/(decrease), the fair value of contracts increases/(decreases). As volumetric assumptions for contracts in a loss position increase/(decrease), the fair value of the contracts (decreases)/increases.
(d)	As the forward implied spread increases/(decreases), the fair value of the contracts increases/(decreases).

(e)	The proprietary model used to calculate fair value incorporates market heat rates, correlations and volatilities. As the market implied heat rate increases/(decreases), the fair value of the contracts increases/(decreases).
(f)	The model used to calculate fair value incorporates an assumption that the auctions will continue to fail. As the modeled forward rates of the SIFMA Index increase/(decrease), the fair value of the securities increases/(decreases).

Net gains and losses on assets and liabilities classified as Level 3 and included in earnings for the nine months ended September 30 are reported in the Statements of Income as follows:

	Energy Commodities, net
	Unregulated Wholesale Energy		Unregulated Retail Energy		Fuel		Energy Purchases
	2014	2013	2014	2013	2014	2013	2014	2013
Total gains (losses) included in earnings	$(133)	$(7)	$(35)	$18		$3	$21	$9
Change in unrealized gains (losses) relating to positions still held at the reporting date	5	7	(12)	18			(3)	5

Price Risk Management Assets/Liabilities – Energy Commodities

Energy commodity contracts are generally valued using the income approach, except for exchange-traded derivative contracts, which are valued using the market approach and are classified as Level 1. Level 2 contracts are valued using inputs which may include quotes obtained from an exchange (where there is insufficient market liquidity to warrant inclusion in Level 1), binding and non-binding broker quotes, prices posted by ISOs or published tariff rates. Furthermore, independent quotes are obtained from the market to validate the forward price curves. Energy commodity contracts include forwards, futures, swaps, options and structured transactions and may be offset with similar positions in exchange-traded markets. To the extent possible, fair value measurements utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs. In certain instances, these contracts may be valued using models, including standard option valuation models and other standard industry models. When the lowest level inputs that are significant to the fair value measurement of a contract are observable, the contract is classified as Level 2.

When unobservable inputs are significant to the fair value measurement, a contract is classified as Level 3. Level 3 contracts are valued using PPL Energy Supply proprietary models which may include significant unobservable inputs such as delivery at a location where pricing is unobservable, delivery dates that are beyond the dates for which independent quotes are available, volumetric assumptions, implied volatilities, implied correlations, and market implied heat rates. Forward transactions, including forward transactions classified as Level 3, are analyzed by PPL’s Risk Management department, which reports to the Chief Financial Officer (CFO). Accounting personnel, who also report to the CFO, interpret the analysis quarterly to appropriately classify the forward transactions in the fair value hierarchy. Valuation techniques are evaluated periodically. Additionally, Level 2 and Level 3 fair value measurements include adjustments for credit risk based on PPL Energy Supply’s own creditworthiness (for net liabilities) and its counterparties’ creditworthiness (for net assets). PPL Energy Supply’s credit department assesses all reasonably available market information which is used by accounting personnel to calculate the credit valuation adjustment.

In certain instances, energy commodity contracts are transferred between Level 2 and Level 3. The primary reasons for the transfers during 2013 were changes in the availability of market information and changes in the significance of the unobservable inputs utilized in the valuation of the contract. As the delivery period of a contract becomes closer, market information may become available. When this occurs, the model’s unobservable inputs are replaced with observable market information.

NDT Funds

The market approach is used to measure the fair value of equity securities held in the NDT funds.

•	The fair value measurements of equity securities classified as Level 1 are based on quoted prices in active markets.

•	The fair value measurements of investments in commingled equity funds are classified as Level 2. These fair value measurements are based on firm quotes of net asset values per share, which are not obtained from a quoted price in an active market.

The fair value of debt securities is generally measured using a market approach, including the use of pricing models which incorporate observable inputs. Common inputs include benchmark yields, reported trades, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as monthly payment data, future predicted cash flows, collateral performance and new issue data.

Auction Rate Securities

Auction rate securities include Federal Family Education Loan Program guaranteed student loan revenue bonds, as well as various municipal bond issues. The probability of realizing losses on these securities is not significant.

The fair value of auction rate securities is estimated using an income approach that includes readily observable inputs, such as principal payments and discount curves for bonds with credit ratings and maturities similar to the securities, and unobservable inputs, such as future interest rates that are estimated based on the SIFMA Index, creditworthiness, and liquidity assumptions driven by the impact of auction failures. When the present value of future interest payments is significant to the overall valuation, the auction rate securities are classified as Level 3. The primary reason for the transfers during 2013 was the change in discount rates and SIFMA Index.

Auction rate securities are valued by PPL’s Treasury department, which reports to the CFO. Accounting personnel, who also report to the CFO, interpret the analysis quarterly to classify the contracts in the fair value hierarchy. Valuation techniques are evaluated periodically.

Nonrecurring Fair Value Measurements

The following nonrecurring fair value measurement occurred during the nine months ended September 30, 2014, resulting in an asset impairment:

	Carrying Amount (a)	Fair Value Measurement Using Level 3	Loss (b)
Kerr Dam Project	$47	$29	$18

(a)	Represents carrying value before fair value measurement.
(b)	The loss on the Kerr Dam Project is included in “Income (Loss) from Discontinued Operations (net of income taxes)” on PPL Energy Supply’s Statement of Income.

The significant unobservable inputs used in and the quantitative information about the nonrecurring fair value measurement of assets and liabilities classified as Level 3 are as follows:

	Fair Value, net Asset (Liability)	Valuation Technique	Significant Unobservable Input(s)	Range (Weighted Average) (a)
Kerr Dam Project
March 31, 2014	$29	Discounted cash flow	Proprietary model used to calculate plant value	38% (38%)

(a)	The range and weighted average represent the percentage of fair value derived from the unobservable inputs.

Kerr Dam Project

As disclosed in Note 7 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus, PPL Montana holds a joint operating license issued for the Kerr Dam Project. The license extends until 2035 and, between 2015 and 2025, the Confederated Salish and Kootenai Tribes of the Flathead Nation (the Tribes) have the option to purchase, hold and operate the Kerr Dam Project. The parties submitted the issue of the appropriate amount of the conveyance price to arbitration in February 2013. In March 2014, the arbitration panel issued its final decision holding that the conveyance price payable by the Tribes to PPL Montana is $18 million. As a result of the decision, PPL Energy Supply performed a recoverability test on the Kerr Dam Project and recorded an impairment charge. PPL Energy Supply performed an internal analysis using an income approach based on discounted cash flows (a proprietary PPL Energy Supply model) to assess the fair value of the Kerr Dam Project. Assumptions used in the PPL Energy Supply proprietary model were the conveyance price, forward energy price curves, forecasted generation, and forecasted operation and maintenance expenditures that were consistent with assumptions used in the business planning process and a market participant discount rate. Through this analysis, PPL Energy Supply determined the fair value of the Kerr Dam Project to be $29 million at March 31, 2014. See Note 5 for information on the sale of the Montana hydroelectric facilities, including the Kerr Dam Project.

The assets were valued by the PPL Energy Supply Financial Department, which reports to the President of PPL Energy Supply. Accounting personnel, who reports to PPL’s CFO, interpreted the analysis to appropriately classify the assets in the fair value hierarchy.

Financial Instruments Not Recorded at Fair Value

The carrying amount of long-term debt on the Balance Sheets and its estimated fair values are set forth below. The fair value was estimated using an income approach by discounting future cash flows at estimated current cost of funding rates, which incorporates the credit risk of PPL Energy Supply. Long-term debt is classified as Level 2. The effect of third-party credit enhancements is not included in the fair value measurement.

	September 30, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$2,218	$2,267	$2,525	$2,658

The carrying value of short-term debt (including notes between affiliates), when outstanding, approximates fair value due to the variable interest rates associated with the short-term debt and is classified as Level 2.

Credit Concentration Associated with Financial Instruments

Contracts are entered into with many entities for the purchase and sale of energy. When NPNS is elected, the fair value of these contracts is not reflected in the financial statements. However, the fair value of these contracts is considered when committing to new business from a credit perspective. See Note 11 for information on credit policies used to manage credit risk, including master netting arrangements and collateral requirements.

At September 30, 2014, PPL Energy Supply had credit exposure of $649 million from energy trading partners, excluding exposure from related parties and the effects of netting arrangements, reserves and collateral. As a result of netting arrangements, reserves and collateral, PPL Energy Supply’s credit exposure was reduced to $319 million. The top ten counterparties including their affiliates accounted for $190 million, or 59%, of these exposures. Eight of these counterparties had an investment grade credit rating from S&P or Moody’s and accounted for 87% of the top ten exposures. The remaining counterparties have not been rated by S&P or Moody’s, but are current on their obligations. See Note 8 for information regarding PPL Energy Supply’s related party credit exposure.

11.	Derivative Instruments and Hedging Activities

Risk Management Objectives

PPL has a risk management policy approved by the Board of Directors to manage market risk associated with commodities, interest rates on debt issuances and foreign exchange (including price, liquidity and volumetric risk) and credit risk (including non-performance risk and payment default risk). The RMC, comprised of senior management and chaired by the Chief Risk Officer, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, VaR analyses, portfolio stress tests, gross margin at risk analyses, sensitivity analyses and daily portfolio reporting, including open positions, determinations of fair value, and other risk management metrics.

Market Risk

Market risk includes the potential loss that may be incurred as a result of price changes associated with a particular financial or commodity instrument as well as market liquidity and volumetric risks. Forward contracts, futures contracts, options, swaps and structured transactions are utilized as part of risk management strategies to minimize unanticipated fluctuations in earnings caused by changes in commodity prices, volumes of full-requirement sales contracts, basis exposure, interest rates and/or foreign currency exchange rates. Many of the contracts meet the definition of a derivative. All derivatives are recognized on the Balance Sheets at their fair value, unless NPNS is elected.

The table below summarizes the market risks that affect PPL Energy Supply.

Commodity price risk (including basis and volumetric risk)	X
Interest rate risk:
Debt issuances	X
Defined benefit plans	X
NDT securities	X
Equity securities price risk:
Defined benefit plans	X
NDT securities	X
Future stock transactions

X	= PPL Energy Supply actively mitigates market risks through its risk management programs described above.

Commodity price risk

PPL Energy Supply is exposed to commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity and gas marketing activities and the purchase of fuel and fuel-related commodities for generating assets, as well as for proprietary trading activities.

Interest rate risk

•	PPL Energy Supply and its subsidiaries are exposed to interest rate risk associated with forecasted fixed-rate and existing floating-rate debt issuances.

•	PPL Energy Supply and its subsidiaries are exposed to interest rate risk associated with debt securities held by defined benefit plans. Additionally, PPL Energy Supply is exposed to interest rate risk associated with debt securities held by the NDT.

Equity securities price risk

•	PPL Energy Supply and its subsidiaries are exposed to equity securities price risk associated with defined benefit plans. Additionally, PPL Energy Supply is exposed to equity securities price risk in the NDT funds.

Credit Risk

Credit risk is the potential loss that may be incurred due to a counterparty’s non-performance.

PPL Energy Supply is exposed to credit risk from “in-the-money” commodity derivatives with its energy trading partners, which include other energy companies, fuel suppliers, financial institutions, other wholesale customers and retail customers.

The majority of PPL Energy Supply’s credit risk stems from commodity derivatives for multi-year contracts for energy sales and purchases. If PPL Energy Supply’s counterparties fail to perform their obligations under such contracts and PPL Energy Supply could not replace the sales or purchases at the same or better prices as those under the defaulted contracts, PPL Energy Supply would incur financial losses. Those losses would be recognized immediately or through lower revenues or higher costs in future years, depending on the accounting treatment for the defaulted contracts.

PPL Energy Supply has credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL Energy Supply may request additional credit assurance, in certain circumstances, in the event that the counterparties’ credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit. See Note 10 for credit concentration associated with energy trading partners.

Master Netting Arrangements

Net derivative positions on the balance sheets are not offset against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

PPL Energy Supply’s obligation to return counterparty cash collateral under master netting arrangements was $10 million and $9 million at September 30, 2014 and December 31, 2013.

PPL Energy Supply did not post any cash collateral under master netting arrangements at September 30, 2014 and December 31, 2013.

See “Offsetting Derivative Investments” below for a summary of derivative positions presented in the balance sheets where a right of setoff exists under these arrangements.

Commodity Price Risk (Non-trading)

Commodity price risk, including basis and volumetric risk, is among PPL Energy Supply’s most significant risks due to the level of investment that PPL Energy Supply maintains in its competitive generation assets, as well as the extent of its marketing activities. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation/transmission availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations.

PPL Energy Supply maximizes the value of its unregulated wholesale and unregulated retail energy portfolios through the use of non-trading strategies that include sales of competitive baseload generation, optimization of competitive intermediate and peaking generation and marketing activities.

PPL Energy Supply has a formal hedging program to economically hedge the forecasted purchase and sale of electricity and related fuels for its competitive baseload generation fleet, which includes 7,369 MW (summer rating) of nuclear, coal and hydroelectric generating capacity. PPL Energy Supply attempts to optimize the overall value of its competitive intermediate and peaking fleet, which includes 3,309 MW (summer rating) of natural gas and oil-fired generation. PPL Energy Supply’s marketing portfolio is comprised of full-requirement sales contracts and related supply contracts, retail natural gas and electricity sales contracts and other marketing activities. The strategies that PPL Energy Supply uses to hedge its full-requirement sales contracts include purchasing energy (at a liquid trading hub or directly at the load delivery zone), capacity and RECs in the market and/or supplying the energy, capacity and RECs from its generation assets.

PPL Energy Supply enters into financial and physical derivative contracts, including forwards, futures, swaps and options, to hedge the price risk associated with electricity, natural gas, oil and other commodities. Certain contracts are non-derivatives or NPNS is elected and therefore they are not reflected in the financial statements until delivery. PPL Energy Supply segregates its non-trading activities into two categories: cash flow hedges and economic activity as discussed below.

Cash Flow Hedges

Certain derivative contracts have qualified for hedge accounting so that the effective portion of a derivative’s gain or loss is deferred in AOCI and reclassified into earnings when the forecasted transaction occurs. There were no active cash flow hedges during the nine months ended September 30, 2014. At September 30, 2014, the accumulated net unrecognized after-tax gains (losses) that are expected to be reclassified into earnings during the next 12 months were $21 million for PPL Energy Supply. Cash flow hedges are discontinued if it is no longer probable that the original forecasted transaction will occur by the end of the originally specified time periods and any amounts previously recorded in AOCI are reclassified into earnings once it is determined that the hedge transaction is probable of not occurring. There were no such reclassifications for the nine months ended September 30, 2014 and 2013.

For the nine months ended September 30, 2014 and 2013, hedge ineffectiveness associated with energy derivatives was insignificant.

Economic Activity

Many derivative contracts economically hedge the commodity price risk associated with electricity, natural gas, oil and other commodities but do not receive hedge accounting treatment because they were not eligible for hedge accounting or because hedge accounting was not elected. These derivatives hedge a portion of the economic value of PPL Energy Supply’s competitive generation assets and unregulated full-requirement and retail contracts, which are subject to changes in fair value due to market price volatility and volume expectations. Additionally, economic activity also includes the ineffective portion of qualifying cash flow hedges (see “Cash Flow Hedges” above). The derivative contracts in this category that existed at September 30, 2014 range in maturity through 2019.

Examples of economic activity may include hedges on sales of baseload generation, certain purchase contracts used to supply full-requirement sales contracts, FTRs or basis swaps used to hedge basis risk associated with the sale of competitive generation or supplying full-requirement sales contracts, Spark Spread hedging contracts, retail electric and natural gas activities, and fuel oil swaps used to hedge price escalation clauses in coal transportation and other fuel-related contracts. PPL Energy Supply also uses options, which include the sale of call options and the purchase of put options tied to a particular generating unit. Since the physical generating capacity is owned, price exposure is generally capped at the price at which the generating unit would be dispatched and therefore does not expose PPL Energy Supply to uncovered market price risk.

The unrealized gains (losses) for economic activity for the nine months ended September 30 were as follows.

	2014	2013
Operating Revenues
Unregulated wholesale energy	$(581)	$(281)
Unregulated retail energy	(20)	10
Operating Expenses
Fuel	(3)	(2)
Energy purchases	402	192

Commodity Price Risk (Trading)

PPL Energy Supply has a proprietary trading strategy which is utilized to take advantage of market opportunities primarily in its geographic footprint. As a result, PPL Energy Supply may at times create a net open position in its portfolio that could result in losses if prices do not move in the manner or direction anticipated. Net energy trading margins, which are included in “Unregulated wholesale energy” on the Statements of Income, were $58 million for the nine months ended September 30, 2014 and were insignificant for the nine months ended September 30, 2013.

Commodity Volumes

At September 30, 2014, the net volumes of derivative (sales)/purchase contracts used in support of the various strategies discussed above were as follows.

		Volumes (a)
Commodity	Unit of Measure	2014 (b)	2015	2016	Thereafter
Power	MWh	(12,324,114)	(32,192,825)	(1,488,139)	5,457,755
Capacity	MW-Month	(4,070)	(5,554)	501	9
Gas	MMBtu	46,661,053	59,985,428	34,896,181	6,831,035
FTRs	MW-Month	1,457	3,051
Oil	Barrels	(141,236)	374,062	328,837	274,872

(a)	Volumes for option contracts factor in the probability of an option being exercised and may be less than the notional amount of the option.
(b)	Represents balance of the current year.

Accounting and Reporting

All derivative instruments are recorded at fair value on the Balance Sheet as an asset or liability unless NPNS is elected. NPNS contracts for PPL Energy Supply include certain full-requirement sales contracts, other physical purchase and sales contracts and certain retail energy and physical capacity contracts. Changes in the fair value of derivatives not designated as NPNS are recognized currently in earnings unless specific hedge accounting criteria are met and designated as such. PPL Energy Supply has many physical and financial commodity purchases and sales contracts that economically hedge commodity price risk but do not receive hedge accounting treatment. As such, realized and unrealized gains (losses) on these contracts are recorded currently in earnings. Generally each contract is considered a unit of account and PPL Energy Supply presents gains (losses) on physical and financial commodity sales contracts in “Unregulated wholesale energy” or “Unregulated retail energy” and (gains) losses on physical and financial commodity purchase contracts in “Fuel” or “Energy purchases” on the Statements of Income. Certain of the economic hedging strategies employed by PPL Energy Supply utilize a combination of financial purchases and sales contracts which are similarly reported gross as an expense and revenue, respectively, on the Statements of Income. PPL Energy Supply records realized hourly net sales or purchases of physical power with PJM in its Statements of Income as “Unregulated wholesale energy” if in a net sales position and “Energy purchases” if in a net purchase position.

See Notes 1 and 15 in the audited consolidated financial statements of PPL Energy Supply included elsewhere in this prospectus for additional information on accounting policies related to derivative instruments.

The following table presents the fair value and location of derivative instruments recorded on the Balance Sheets.

	September 30, 2014		December 31, 2013
	Derivatives not designated as hedging instruments		Derivatives not designated as hedging instruments
	Assets	Liabilities	Assets	Liabilities
Current:
Price Risk Management
Assets/Liabilities (a):
Commodity contracts	$713	$850	$860	$750

Total current	713	850	860	750

Noncurrent:
Price Risk Management
Assets/Liabilities (a):
Commodity contracts	328	287	328	320

Total noncurrent	328	287	328	320

Total derivatives	$1,041	$1,137	$1,188	$1,070

(a)	Represents the location on the Balance Sheets.

The following tables present the pre-tax effect of derivative instruments recognized in income or OCI for the nine months ended September 30, 2014.

Derivative Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gains (Losses) Recognized in Income on Derivative	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)

Cash Flow Hedges:
Commodity contracts		Unregulated wholesale energy	$(1)
		Energy purchases	23
		Depreciation	1
		Discontinued operations	6

Total			$29

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative
Commodity contracts	Unregulated wholesale energy (a)	$(2,520)
	Unregulated retail energy	(34)
	Fuel	(1)
	Energy purchases (b)	1,937
	Discontinued operations	4

	Total	$(614)

(a)	The nine-month period ended September 30, 2014 includes significant realized and unrealized losses on physical and financial commodity sales contracts due to the unusually cold weather experienced in the first quarter of 2014.
(b)	The nine-month period ended September 30, 2014 includes significant realized and unrealized gains on physical and financial commodity purchase contracts due to the unusually cold weather experienced in the first quarter of 2014.

The following tables present the pre-tax effect of derivative instruments recognized in income or OCI for the nine months ended September 30, 2013.

Derivative Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gains (Losses) Recognized in Income on Derivative	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)

Cash Flow Hedges:
Commodity contracts		Unregulated wholesale energy	$178	$1
		Energy purchases	(41)
		Depreciation	2
		Discontinued operations	20

Total			$159	$1

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative
Commodity contracts	Unregulated wholesale energy (a)	$139
	Unregulated retail energy	18
	Fuel	2
	Energy purchases (b)	(99)
	Discontinued operations	13

	Total	$73

Offsetting Derivative Instruments

PPL Energy Supply or certain of its subsidiaries have master netting arrangements or similar agreements in place including derivative clearing agreements with futures commission merchants (FCMs) to permit the trading of cleared derivative products on one or more futures exchanges. The clearing arrangements permit an FCM to use and apply any property in its possession as a set off to pay amounts or discharge obligations owed by a customer upon default of the customer and typically do not place any restrictions on the FCM’s use of collateral posted by the customer. PPL Energy Supply and its subsidiaries also enter into agreements pursuant to which they trade certain energy and other products. Under the agreements, upon termination of the agreement as a result of a default or other termination event, the non-defaulting party typically would have a right to setoff amounts owed under the agreement against any other obligations arising between the two parties (whether under the agreement or not), whether matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation.

PPL Energy Supply has elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivatives agreements. The table below summarizes the derivative positions presented in the balance sheets where a right of setoff exists under these arrangements and related cash collateral received or pledged.

	Assets				Liabilities
		Eligible for Offset				Eligible for Offset
	Gross	Derivative Instruments	Cash Collateral Received	Net	Gross	Derivative Instruments	Cash Collateral Pledged	Net
September 30, 2014
Energy Commodities	$1,041	$915	$9	$117	$1,137	$915	$102	$120

December 31, 2013
Energy Commodities	$1,188	$912	$7	$269	$1,070	$912	$1	$157

Credit Risk-Related Contingent Features

Certain derivative contracts contain credit risk-related contingent features which, when in a net liability position, would permit the counterparties to require the transfer of additional collateral upon a decrease in the credit ratings of PPL Energy Supply or certain of its subsidiaries. Most of these features would require the transfer of additional collateral or permit the counterparty to terminate the contract if the applicable credit rating were to fall below investment grade (i.e., below BBB- for S&P or Fitch, or Baa3 for Moody’s). Some of these features also would allow the counterparty to require additional collateral upon each downgrade in the credit rating at levels that remain above investment grade. In either case, if the applicable credit rating were to fall below investment grade, and assuming no assignment to an investment grade affiliate were allowed, most of these credit contingent features require either immediate payment of the net liability as a termination payment or immediate and ongoing full collateralization on derivative instruments in net liability positions.

Additionally, certain derivative contracts contain credit risk-related contingent features that require adequate assurance of performance be provided if the other party has reasonable concerns regarding the performance of PPL Energy Supply’s obligation under the contract. A counterparty demanding adequate assurance could require a transfer of additional collateral or other security, including letters of credit, cash and guarantees from a creditworthy entity. This would typically involve negotiations among the parties. However, amounts disclosed below represent assumed immediate payment or immediate and ongoing full collateralization for derivative instruments in net liability positions with “adequate assurance” features.

At September 30, 2014, derivative contracts in a net liability position that contain credit risk-related contingent features, collateral posted on those positions and the related effect of a decrease in credit ratings below investment grade are summarized as follows:

Aggregate fair value of derivative instruments in a net liability position with credit risk-related contingent features	$118
Aggregate fair value of collateral posted on these derivative instruments	99
Aggregate fair value of additional collateral requirements in the event of a credit downgrade below investment grade (a)(b)	49

(a)	Includes the effect of net receivables and payables already recorded on the Balance Sheet.
(b)	During the second quarter of 2014, PPL Energy Supply experienced a downgrade in its corporate credit ratings to below investment grade. Amounts related to PPL Energy Supply represent net liability positions subject to further adequate assurance features.

12.	Goodwill

The change in carrying amount of goodwill for the nine months ended September 30, 2014 was due to goodwill allocated to the Montana hydroelectric generating facilities which met the held for sale criteria at September 30, 2014. See Note 5 for additional information.

13.	Asset Retirement Obligations

Balance at December 31, 2013	$404
Accretion expense	23
Obligations incurred	13
Changes in estimated cash flow or settlement date	(12)
Obligations settled	(5)

Balance at September 30, 2014	$423

Substantially all of the ARO balances are classified as noncurrent at September 30, 2014 and December 31, 2013.

The most significant ARO recorded by PPL Energy Supply relates to the decommissioning of the Susquehanna nuclear plant. Assets in the NDT funds are legally restricted for purposes of settling this ARO. See Notes 10 and 14 for additional information on these assets.

14.	Available-for-Sale Securities

Securities held by the NDT funds and auction rate securities are classified as available-for-sale. Available-for-sale securities are carried on the Balance Sheets at fair value. Unrealized gains and losses on these securities are reported, net of tax, in OCI or are recognized currently in earnings when a decline in fair value is determined to be other-than-temporary. The specific identification method is used to calculate realized gains and losses.

The following table shows the amortized cost, the gross unrealized gains and losses recorded in AOCI and the fair value of available-for-sale securities.

	September 30, 2014				December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NDT funds:
Cash and cash equivalents	$17			$17	$14			$14
Equity securities	281	$384		665	265	$363		628
Debt securities	217	11	$1	227	217	7	$3	221
Receivables/payables, net	2			2	1			1

Total NDT funds	$517	$395	$1	$911	$497	$370	$3	$864

Auction rate securities	$11		$1	$10	$17		$1	$16

See Note 10 for details on the securities held by the NDT funds.

There were no securities with credit losses at September 30, 2014 and December 31, 2013.

The following table shows the scheduled maturity dates of debt securities held at September 30, 2014.

	Maturity Less Than 1 Year	Maturity 1-5 Years	Maturity 6-10 Years	Maturity in Excess of 10 Years	Total
Amortized cost	$13	$85	$58	$72	$228
Fair value	13	87	61	76	237

The following table shows proceeds from and realized gains and losses on sales of available-for-sale securities for the nine months ended September 30.

	2014	2013
Proceeds from sales of NDT securities (a)	$112	$92
Other proceeds from sales	6
Gross realized gains (b)	17	10
Gross realized losses (b)	6	6

(a)	These proceeds are used to pay income taxes and fees related to managing the trust. Remaining proceeds are reinvested in the trust.
(b)	Excludes the impact of other-than-temporary impairment charges recognized on the Statements of Income.

15.	Accumulated Other Comprehensive Income (Loss)

The after-tax changes in AOCI by component for the nine months ended September 30 were as follows.

	Unrealized gains (losses)		Defined benefit plans
	Available- for-sale securities	Qualifying derivatives	Prior service costs	Actuarial gain (loss)	Total
December 31, 2013	$173	$88	$(4)	$(180)	$77

Amounts arising during the period	18				18
Reclassifications from AOCI	(5)	(18)	2	4	(17)

Net OCI during the period	13	(18)	2	4	1

September 30, 2014	$186	$70	$(2)	$(176)	$78

December 31, 2012	$112	$211	$(10)	$(265)	$48

Amounts arising during the period	40				40
Reclassifications from AOCI	(2)	(96)	3	11	(84)

Net OCI during the period	38	(96)	3	11	(44)

September 30, 2013	$150	$115	$(7)	$(254)	$4

The following table presents the gains (losses) and related income taxes for reclassifications from AOCI for the nine months ended September 30. The defined benefit plan components of AOCI are not reflected in their entirety in the statement of income during the periods; rather, they are included in the computation of net periodic defined benefit costs (credits). See Note 6 for additional information.

Details about AOCI	2014	2013	Affected Line Item on the Statements of Income
Available-for-sale securities	$11	$4	Other Income (Expense) – net

Total Pre-tax	11	4
Income Taxes	(6)	(2)

Total After-tax	5	2

Qualifying derivatives
Energy commodities	(1)	178	Unregulated wholesale energy
	23	(41)	Energy purchases
	6	20	Discontinued Operations
	1	2	Other

Total Pre-tax	29	159
Income Taxes	(11)	(63)

Total After-tax	18	96

Defined benefit plans
Prior service costs	(4)	(5)
Net actuarial loss	(6)	(18)

Total Pre-tax	(10)	(23)
Income Taxes	4	9

Total After-tax	(6)	(14)

Total reclassifications during the period	$17	$84

16.	New Accounting Guidance Pending Adoption

Reporting of Discontinued Operations

In April 2014, the Financial Accounting Standards Board (FASB) issued accounting guidance that changes the criteria for determining what should be classified as a discontinued operation and also changes the related presentation and disclosure requirements. A discontinued operation may include a component of an entity or a group of components of an entity, or a business activity.

A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the entity’s operations and financial results when any of the following occurs: (1) The components of an entity or group of components of an entity meets the criteria to be classified as held for sale, (2) The component of an entity or group of components of an entity is disposed of by sale, or (3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For public business entities, this guidance should be applied prospectively to all disposals (or classifications as held for sale) of components of an entity that occur within the annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted.

PPL Energy Supply is assessing in which period it will adopt this new guidance. The new guidance will impact the amounts presented as discontinued operations on the Statements of Income and will enhance the related disclosure requirements.

Accounting for Revenue from Contracts with Customers

In May 2014, the FASB issued accounting guidance that establishes a comprehensive new model for the recognition of revenue from contracts with customers. This model is based on the core principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

For public business entities, this guidance can be applied using either a full retrospective or modified retrospective transition method, beginning in annual reporting periods beginning after December 15, 2016 and interim periods within those years. Early adoption is not permitted. PPL Energy Supply will adopt this guidance effective January 1, 2017.

PPL Energy Supply is currently assessing the impact of adopting this guidance, as well as the transition method it will use.

Reporting Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued accounting guidance which will require management to assess, for each interim and annual period, whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management is required to disclose information that enables users of the financial statements to understand the principal conditions or events that raised substantial doubt about the entity’s ability to continue as a going concern and management’s evaluation of the significance of those conditions or events. If substantial doubt about the entity’s ability to continue as a going concern has been alleviated as a result of management’s plan, the entity should disclose information that allows the users of the financial statements to understand those plans. If the substantial doubt about the entity’s ability to continue as a going concern is not alleviated by management’s plans, management’s plans to mitigate the conditions or events that gave rise to the substantial doubt about the entity’s ability to continue as a going concern should be disclosed, as well as a statement that there is substantial doubt the entity’s ability to continue as a going concern within one year after the date the financial statements are issued.

For all entities, this guidance should be applied prospectively within the annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted.

PPL Energy Supply is assessing in which period they will adopt this new guidance. The adoption of this guidance is not expected to have a significant impact on PPL Energy Supply.

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity

In November 2014, the FASB issued guidance that clarifies how current accounting guidance should be interpreted when evaluating the economic characteristics and risks of a host contract of a hybrid financial instrument issued in the form of a share. This guidance does not change the current criteria for determining whether separation of an embedded derivative feature from a hybrid financial instrument is required. Entities are still required to evaluate whether the economic risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria.

An entity should consider the substantive terms and features of the entire hybrid financial instrument, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract to determine whether the host contract is more akin to a debt instrument or more akin to an equity instrument. An entity should assess the relative strength of the debt-like and equity-like terms and features when determining how to weight those terms and features.

For public business entities, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and should be applied using a modified retrospective method for existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year the guidance is adopted. Early adoption is permitted. Retrospective application is permitted but not required.

PPL Energy Supply will adopt this guidance on January 1, 2016. PPL Energy Supply is currently assessing this guidance, which is not expected to have a significant impact on PPL Energy Supply.

Report of Independent Auditors

To the Members of RJS Generation Holdings LLC

We have audited the accompanying combined financial statements of Topaz Power Holdings, LLC, Topaz Power Group, LLC, Topaz Power Property Management II, LP, Sapphire Power Finance LLC, Morris Energy Operations Company, LLC, Morris Energy Management Company, LLC, Raven Power Finance LLC and Raven Power Group LLC (collectively referred to as RJS Generation Holdings LLC or the “Company”), which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, changes in members’ interest and cash flows for the years ended December 31, 2013, 2012 and 2011.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of RJS Generation Holdings LLC at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Austin, Texas

June 24, 2014

RJS Generation Holdings LLC

Combined Balance Sheets (in millions)

	December 31,
	2013	2012
Assets
Current assets
Cash and cash equivalents	$141	$18
Restricted cash	45	55
Accounts receivable	63	47
Inventory	112	127
Prepaid expenses	25	36
Derivative asset	21	21
Other current assets	18	2

Total current assets	425	306
Property, plant and equipment, net	1,464	1,510
Intangible asset	19	20
Deferred financing costs, net	26	23
Derivative asset	13	47
Prepaid expense	21	27
Other long-term assets	13	30

Total assets	$1,981	$1,963

Liabilities and Members’ Interest
Current liabilities
Accounts payable	$55	$54
Accrued liabilities	30	22
Current maturities of notes payable and lines of credit	20	19
Derivative liability	5	15
Other current liabilities	3	15

Total current liabilities	113	125
Notes payable and lines of credit, net of current maturities	1,204	880
Asset retirement and environmental obligations	19	17
Derivative liability	—	13
Emissions liability	40	15

Total liabilities	1,376	1,050
Members’ interest	605	913

Total liabilities and members’ interest	$1,981	$1,963

The accompanying notes are an integral part of these combined financial statements.

RJS Generation Holdings LLC

Combined Statements of Operations (in millions)

	December 31,
	2013	2012	2011
Revenues
Power revenues	$955	$320	$181
Realized settlements on commodity derivative contracts	62	72	1

	1,017	392	182
Unrealized (loss) gain on commodity derivative contracts	(38)	61	8

Total revenues	979	453	190
Expenses
Fuel	524	180	21
Operations and maintenance	208	75	44
General and administrative	62	30	16
Depreciation, amortization and accretion	92	74	48
Taxes other than income taxes	28	14	10
Other income	(2)	(2)	—

Total expenses	912	371	139

Operating income	67	82	51
Interest expense	(67)	(49)	(46)
Loss on early extinguishment of debt	(27)	—	—

Net (loss) income	$(27)	$33	$5

The accompanying notes are an integral part of these combined financial statements.

RJS Generation Holdings LLC

Combined Statements of Changes in Member’s Interest (in millions)

Total members’ interest
Balance at December 31, 2010	$532
Capital contribution upon acquisition (See Note 4)	90
Net income	5

Balance at December 31, 2011	627
Capital contribution upon acquisition (See Note 4)	238
Capital contributions	17
Capital distributions	(2)
Net income	33

Balance at December 31, 2012	913
Capital contributions	2
Capital distributions	(283)
Net loss	(27)

Balance at December 31, 2013	$605

The accompanying notes are an integral part of these combined financial statements.

RJS Generation Holdings LLC

Combined Statements of Cash Flows (in millions)

	December 31,
	2013	2012	2011
Cash flows from operating activities
Net (loss) income	$(27)	$33	$5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and accretion	92	74	48
Unrealized loss (gain) on derivative contracts	38	(61)	(8)
Unrealized gain on interest rate risk management	—	(10)	(2)
Amortization of contracts acquired	(11)	—	—
Amortization of deferred financing costs and original issue discount	6	7	5
Loss on the extinguishment of debt	23	—	—
Changes in assets and liabilities
Accounts receivable	(18)	(28)	(3)
Inventory	15	(16)	(2)
Prepaid expenses	15	(9)	(11)
Accounts payable and accrued liabilities	10	21	5
Other current liabilities	1	2	—
Emissions liability	25	1	—

Net cash provided by operating activities	169	14	37

Cash flows from investing activities
Acquisition of net assets	—	(374)	(258)
Capital expenditures including advance payments	(44)	(12)	2
Insurance proceeds received	1	2	—
Transfer from (to) restricted cash accounts	10	(13)	(4)

Net cash used in investing activities	(33)	(397)	(260)

Cash flows from financing activities
Payments of financing costs	(28)	(7)	(11)
Termination of interest rate swaps	(26)	—	—
Proceeds from working capital facility	21	13	21
Repayment of working capital facility	(29)	(13)	(12)
Proceeds from issuance of notes payable	1,223	172	185
Payments of notes payable	(893)	(34)	(44)
Contributions from members	2	255	90
Distributions to members	(283)	(2)	—

Net cash (used in) provided by financing activities	(13)	384	229

Net increase in cash and cash equivalents	123	1	6
Cash and cash equivalents
Beginning of year	18	17	11

End of year	$141	$18	$17

Supplemental disclosure of cash flow information
Cash paid for interest	$62	$53	$44
Cash paid for taxes	—	—	—
Supplemental disclosure of non-cash investing activities
Property and equipment in accounts payable	$3	$2	$2
Supplemental disclosure of non-cash financing activities
Notes payable issued to finance insurance premiums	$7	$9	$1
The accompanying notes are an integral part of these combined financial statements.

RJS Generation Holdings LLC

Notes to Combined Financial Statements

For the years ended December 31, 2013, 2012 and 2011

1.	Background

On June 10, 2014, Riverstone Holdings LLC and PPL Energy Supply LLC announced a merger to create one of the largest independent power producers in North America. See Note 15 – Subsequent Events for more information. Prior to the transaction close, eight affiliated companies, together with their subsidiaries, that constitute the competitive power portfolio owned by investment funds that are managed by Riverstone Holdings LLC and its affiliates will be contributed into one legal entity, RJS Power Holdings LLC, (subsidiary of RJS Generation Holdings LLC), and refinance their existing indebtedness. RJS Power Holdings LLC and RJS Generation Holdings LLC were incorporated in Delaware on June 18, 2014.

The power portfolio engages in the wholesale sale of power, capacity, and ancillary services to power pools in 5 states, including key regions of Texas, the Northeast, and the Mid-Atlantic serving the Electric Reliability Council of Texas (“ERCOT”) and PJM Interconnection (“PJM”). The fleet consists of a diverse group of fossil generation totaling approximately 5,300 megawatts of base, intermediate, and peaking power plants fueled by a variety of fuels such as natural gas, coal, and fuel oil.

These combined financial statements include the financial statements of the following companies (herein referred to jointly as the “Company”).

Topaz Power Holdings, LLC

Topaz Power Holdings, LLC, a Delaware limited liability company, and its subsidiaries (“Topaz Power”), is an independent power producer and, as of December 31, 2013, owns the following generating assets all located in Texas (“Topaz Facilities”).

Facility	Location	Nameplate capacity (MW)	Type	Market
Barney M. Davis, LP	Texas	335	Gas conventional steam	ERCOT
Barney M. Davis, LP	Texas	657	Gas combined cycle	ERCOT
Laredo WLE, LP	Texas	191	Gas peakers	ERCOT
Nueces Bay WLE, LP	Texas	664	Gas combined cycle	ERCOT

Topaz Power’s wholesale energy products are sold to electric power wholesale providers through bilateral tolling agreements or directly to the independent system operator, ERCOT.

Topaz Power Group, LLC

Topaz Power Group, LLC (“TPG”), a Delaware limited liability company, has service agreements in place with Topaz Power. The services include staffing, operation and maintenance of the facilities as well as oversight of capital improvements, accounting, planning and budgeting services.

Topaz Power Property Management, II LP

Topaz Power Property Management II, LP (“Topaz Property Management”), a Texas limited partnership owns and manages water rights in the state of Texas.

Sapphire Power Finance LLC

Sapphire Power Finance LLC, a Delaware limited liability company, and its subsidiaries (“Sapphire Power”), is an independent power producer and owns the following generating assets in the northeastern United States (“Sapphire Facilities”).

Facility	Location	Nameplate capacity (MW)	Type	Capacity zone
Bayonne	New Jersey	173	CCGT – Dual Fuel	PJM-PS North
Camden	New Jersey	173	CCGT – Dual Fuel	PJM-PSEG
Newark Bay	New Jersey	152	CCGT – Dual Fuel	PJM-PS North
Pedricktown	New Jersey	140	CCGT – Dual Fuel	PJM-EMAC
Elmwood Park	New Jersey	90	CCGT – Dual Fuel	PJM-PS North
York	Pennsylvania	52	CCGT	PJM-MAAC
Dartmouth	Massachusetts	74	CCGT – Dual Fuel	ISO-NE-ROP
Dartmouth	Massachusetts	23	Peaker –Dual Fuel	ISO-NE-ROP

Sapphire Power’s wholesale energy products are sold to electric power wholesale providers through energy marketers under bilateral tolling agreements and directly to PJM and ISO New England (“ISO-NE”), which provide regional transmission and power market oversight.

Morris Energy Operations Company, LLC

Morris Energy Operations Company, LLC (“MOPCO”), a Delaware limited liability company, has service agreements in place with Sapphire Power. The services include staffing, operation and maintenance of the facilities.

Morris Energy Management Company, LLC

Morris Energy Management Company, LLC (“MEMCO”), a Delaware limited liability company, has a management service agreement in place with Sapphire Power. The management services provided under the agreement include, oversight of capital improvements, accounting, planning and budgeting services.

Raven Power Finance LLC

Raven Power Finance LLC, a Delaware limited liability company, and its subsidiaries (“Raven Power”) is an independent power producer and owns the following generating assets.

Facility	Location	Nameplate capacity (MW)	Type	Capacity zone
Brandon Shores	Maryland	1,273	Coal	PJM-SWMAAC
Charles P. Crane	Maryland	385	Coal	PJM-SWMAAC
Charles P. Crane	Maryland	14	Combustion turbine	PJM-SWMAAC
Herbert A. Wagner	Maryland	440	Coal	PJM-SWMAAC
Herbert A. Wagner	Maryland	523	Steam – Dual Fuel	PJM-SWMAAC
Herbert A. Wagner	Maryland	14	Combustion turbine	PJM-SWMAAC

Raven Power was formed on August 13, 2012 and is currently owned by Raven Power Holdings LLC (“Raven Power Holdings”). On November 30, 2012, Raven Power acquired three predominately coal-fired power generating facilities consisting of Brandon Shores, Charles P. Crane and Herbert A. Wagner (collectively referred to as the “Raven Facilities”) from Constellation Power Source Generation, Inc. (See Note 4 “Acquisition”).

There were no substantive operations in the period from August 13, 2012 (date of formation) through November 30, 2012 (date of acquisition).

Raven Power Group LLC

Raven Power Group LLC (“RPG”), a Delaware limited liability company, has service agreements in place with Raven Power. The services provided include staffing, operation and maintenance of the facilities as well as oversight of capital improvements, accounting, planning and budgeting services.

2.	Significant business risk

Risk within the power industry

The Company is subject to business risks within the power industry. These risks could cause future results to differ from historical results and include: (1) legislative and regulatory initiatives regarding deregulation, regulation, or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the market in which the Company operates; (3) state, federal, and other rate regulations in the areas in which the Company does business; (4) changes in or application of environmental and other laws and regulations to which the Company is subject; (5) changes in market conditions, including developments in energy and commodity supply, volume and pricing; (6) weather and other natural phenomena; (7) the direct or indirect effects on the Company’s business resulting from the financial difficulties of competitors of the Company, including but not limited to, the effects on liquidity in the trading and power industry and the views of the capital markets’ regarding the energy or trading industry; (8) risks associated with the operation of power plants including unscheduled outages and (9) the expiration or termination of the Company’s power sales agreements.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents, restricted cash, accounts receivable and derivative contracts. We believe the credit risk in cash and cash equivalents is limited because we maintain our cash in major U.S. banks and the terms of these deposits are on demand. From time to time, cash amounts in U.S. banks may exceed the FDIC insured limit. Historically, we have not incurred losses related to these deposits.

Credit risk is inherent in our normal commercial activities and relates to the risk of loss resulting from nonperformance of contractual obligations by counterparties. Although not always possible, we seek to enter into contracts that permit netting of receivables and payables with a given counterparty. We also enter into contracts that enable us to obtain collateral from a given counterparty as well as to terminate upon occurrence of certain events of default.

The Board of Directors of Topaz Power, Sapphire Power and Raven Power establish acceptable levels of counterparty credit limits. Credit risk exposure and the financial condition of counterparties are monitored periodically. If any of our counterparties fail to perform its contractual obligations, we might be forced to acquire alternative hedging arrangements or be required to replace the underlying commitment at then current market prices. In this event, we might incur additional costs in addition to the amounts owed to us by the counterparty.

We obtain insurance from available underwriters who meet the ratings required under the Company’s credit agreements. We follow events in the insurance market to ensure that requirements under our credit agreements are met. Should an underwriter fall below the required rating cap, we may be forced to find other insurance providers and may not be able to recover premiums should an underwriter go into default.

3.	Basis of presentation and significant accounting policies

Principles of combination and consolidation

These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The combined financial statements include the accounts of the eight affiliated companies discussed in Note 1 and their wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the combination of affiliates and consolidation of wholly-owned subsidiaries.

Unconsolidated variable interest entities

Raven Power has agreements with three special purpose entities that qualify as variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board Accounting Standards Codification section 810-10, “Consolidation – Variable Interest Entities” (ASC 810-10), for which we are not the primary beneficiary. The purpose of these entities is to install and operate special equipment on the Raven Facilities’ coal plant sites that will be used to treat the coal to reduce emissions when the coal is burned in the power plants. These entities qualify as VIEs because we are the sole supplier of coal to the entities and it is not economical for the entities to obtain a supply of coal from any other source. Accordingly, the entities are effectively dependent upon us as the sole supplier of coal and the entities would not be able to generate any economic returns without the coal that we supply. However, Raven Power is not the primary beneficiary of these entities because Raven Power does not control the most significant activity of the entities which is the successful application of the proprietary formula and techniques for treating the coal to reduce emissions. Other than the long-term agreements to supply coal, Raven Power has not provided any material financial or other support to these VIEs during the year ended December 31, 2013 and the period August 13, 2012 to December 31, 2012, and does not intend to provide any funding or other support to these entities in the future. Raven Power maximum exposure to loss associated with these entities amounts to Raven Power outstanding receivable balance at any given time. Raven Power receivable balance will fluctuate within a range of approximately $0.1 million up to $0.3 million based on the amount of coal refined each month.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities at the date of the financial statements.

Our material estimates include the valuation of derivative instruments, valuation of acquired assets and liabilities, valuation of asset retirement obligations, estimated useful lives used in computing depreciation expense and impairment evaluations for long-lived assets. Due to the inherent uncertainties in the process of making these estimates, actual results may vary from these estimates and the effects may be material. Management believes the estimates and assumptions used are reasonable.

Revenue recognition

Power revenues include sales of generated electricity, capacity revenues, and other ancillary services which are sold through contracts directly with the regional transmission organization or independent system operator (PJM, ISO-NE or ERCOT) or other third parties. Revenue for the sale of electricity is recognized upon transmission and delivery to the customer at the contractual price. Revenue from capacity and other ancillary service contracts are recognized when contractually earned at the negotiated contract price. Energy sales, capacity revenues, and services revenues are recorded on a gross basis for third-party contracts and on a net basis for sales directly and indirectly to PJM, ISO-NE or ERCOT.

Derivative instruments and hedging activities

All derivative instruments are recognized as either assets or liabilities in the Company’s combined balance sheets at fair value. The accounting for changes in fair value (i.e. unrealized gains and losses) of a derivative instrument depend on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivatives that do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected, the gain or loss is recognized in the current period. As of December 31, 2013 and 2012, the Company’s derivative instruments either do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected (see Note 10).

Cash and cash equivalents

Cash and cash equivalents consists of all demand deposits and funds invested in highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash consists primarily of funds held to satisfy certain depositary requirements of the Company’s credit agreements and funds held that are restricted in their use. Restricted cash serves to fund future major maintenance, potential outage losses, and debt service reserves.

Restricted cash includes the following (in millions):

	December 31,
	2013	2012
Major maintenance account – Raven Holdings	$20	$21
Debt service reserve account – Topaz Power	19	21
Debt service reserve account – Raven Holdings	—	7
Outage reserve account – Topaz Power	—	2
Environmental remediation escrow – Topaz Power	1	1
Cash collateral – letters of credit – Raven Holdings	5	3

	$45	$55

Allowance for doubtful accounts

Accounts receivable are stated at the actual billed amount less an allowance for doubtful accounts, if necessary. At December 31, 2013 and 2012, there were no allowances made for doubtful accounts.

Inventories

Inventories consist of fuel stock, primarily coal and fuel oil, emission allowances, materials and operating supplies and are valued at the lower of weighted average cost or market.

As certain of the Raven Power and Sapphire Power facilities generate electricity, a liability is recorded for emission allowances required as a result of burning fossil fuels. Emission allowances are recorded as inventory when acquired by the Company. When emission allowances are used to settle obligations the inventory and the liability are removed from the Company’s combined balance sheets.

Property, plant and equipment

Property, plant and equipment items are recorded at original cost or fair value at the date of acquisition net of accumulated depreciation. Repair costs and major maintenance, including planned major maintenance, are generally expensed as incurred except for replacement equipment and related installation services that meet our capitalization criteria.

Depreciation expense is computed using the straight-line method over the asset’s estimated original useful lives commencing when assets, or major components thereof, are either placed in service or acquired, as appropriate. Generally, upon the normal or early retirement of assets, the costs and related accumulated depreciation of such assets are removed from the Company’s combined balance sheets with the difference recorded as depreciation expense in the current period.

Property, plant and equipment are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. A resulting impairment loss is highly dependent on the underlying assumptions. There were no impairments recognized for the years ended December 31, 2013 or 2012.

Environmental costs

The Company evaluates environmental expenditures periodically and records liabilities when it is probable that the Company is liable for the costs and the liability can be reasonably estimated. Liabilities recorded are based on experience, and assessment of the current situation, and the technology currently available for use in remediation. The recorded costs are periodically adjusted as estimates are revised and remediation proceeds. Environmental liabilities are reflected on the combined balance sheets as a component of asset retirement and environmental obligations. Environmental expenditures are expensed as part of operations and maintenance expense on the combined statement of operations.

Intangible assets

An intangible asset is recorded when specific rights and contracts are acquired. We amortize purchased intangible assets with finite lives over the estimated economic life of the assets.

Intangible assets determined to have indefinite lives are not amortized, but rather are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that such intangible assets have finite lives and should be amortized over their useful lives.

Asset retirement obligations

The Company records all known asset retirement obligations in the period for which the liability’s fair value can be reasonably estimated. On an ongoing basis, the liability is accreted to its present value and the capitalized costs are depreciated over the useful life of the related asset.

As of December 31, 2013 and 2012, our asset retirement obligation liabilities were $19 million and $17 million, respectively, primarily relating to actions required in the event of demolition or decommissioning of specific components of the generating facilities.

Leases

All lease transactions are evaluated for proper treatment and are classified as an operating lease or capital lease. Operating leases are charged to rent expense over the life of the lease agreement. Capital leases are capitalized as part of property, plant and equipment and depreciated over the useful life of the asset or the lease term, whichever is shorter. At December 31, 2013 and 2012, the Company did not have any leases classified as capital leases.

Deferred financing costs

Deferred financing costs are costs incurred in connection with obtaining financing. These costs are deferred and amortized over the term of the related debt using the effective interest method. For the years ended December 31, 2013, 2012 and 2011, the Company amortized deferred financing cost of $4 million, $7 million and $5 million, respectively, as interest expense in the combined statement of operations.

Income taxes

All legal entities included in the combined financial statements are limited liability companies or partnerships and have elected to be treated as disregarded entities for federal tax purposes. No provision for federal income taxes has been made in the combined financial statements as the taxable income or loss is reported on the separate tax returns of the individual members or partners. There were no deferred tax assets or liabilities recorded as of December 31, 2013 and 2012.

New accounting standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”) which provides updated, comprehensive revenue recognition guidance for contracts with customers, including a new principles-based five step framework that eliminates much of the industry-specific guidance in current accounting literature. Under ASU 2014-09, revenue recognition is based on a core principle that companies recognize revenue in an amount consistent with the consideration it expects to be entitled to in exchange for the transfer of goods or services. The standards update also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of recognized revenue. This guidance will be effective for the Company in the year ended December 31, 2018, with early adoption not permitted. The Company is currently evaluating the impact of this standards update on the Company’s combined financial statements.

4.	Acquisition

Raven Power

On November 30, 2012, Raven Power Holdings acquired the Raven Facilities and certain associated assets and liabilities from Constellation Power Source Generation, Inc. for cash consideration of $383 million (the “Acquisition”). The Acquisition was funded by $238 million in equity contributions from Riverstone Global Energy & Power Fund V, L.P. and partially by debt issued by Raven (see Note 8). Of the consideration paid, $374 million was allocated to assets and liabilities recorded on the accounts of Raven Power and $9 million was allocated to the fair value of acquired barges recorded on the accounts of Raven Power BargeCo LLC (“Raven BargeCo”), which is not owned by Raven Power and is not included in these combined financial statements. The acquisition was accounted for as a business combination and the purchase price has been allocated as follows based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition (in millions):

Accounts receivable and other assets	$41
Materials and supplies inventory	10
Fuel stock	72
Plant and equipment	243
Land	39
Intangible assets	18
Accounts payable and other current liabilities	(23)
Fuel supply agreements	(14)
Asset retirement obligations	(12)

Total net assets acquired by Raven Holdings	$374

The acquisition date fair value of the tangible and intangible assets acquired and liabilities assumed was determined using a combination of cost, market and income approaches.

The expected or actual settlement amounts of acquired accounts receivable, other current assets, accounts payable and other current liabilities was used to estimate fair value under the market approach due to the short-term nature of these instruments. Materials and supplies inventory was valued using a replacement cost approach adjusted to reflect obsolescence.

Raven Power estimated the fair value of the acquired land, fuel stock and fuel supply agreements based on a market approach using current market pricing. The fair value of the acquired fuel supply agreements was recorded on an individual basis in other assets and other liabilities and was amortized over the remaining term of the agreements as the fuel was delivered. For the year ended December 31, 2013 and the period August 13, 2012 to December 31, 2012, Raven Power increased the cost of delivered fuel by approximately $11 million and $3 million, respectively, for fuel delivered under the acquired fuel supply agreements. At December 31, 2013, the fair value recorded for acquired fuel supply agreements has been fully amortized.

The fair value of plant and equipment, intangible assets, other long-term assets and asset retirement obligations was determined using income based discounted cash flow models which incorporated management’s estimates and assumptions regarding future operations at the acquisition date.

A bargain purchase gain of approximately $2 million and acquisition costs of approximately $9 million associated with the Acquisition were recorded on the accounts of Raven Power Holdings and were not allocated to Raven Power.

Sapphire Power

On October 6, 2011, Sapphire Power acquired all of the member interests in Morris Energy Group, LLC (“MEG”) and its subsidiaries and MEMCO from MEG Holdings, LLC for cash consideration of $258 million. The acquisition was funded by $90 million in equity contributions from R/C Sapphire Power IP, L.P. and $185 million of debt (Note 8, “Notes Payable and Line of Credit”) issued by Sapphire Power. Of the consideration paid, $18 million has been held in escrow by the seller to provide for any breaches in representations under the purchase and sale agreement.

The purchase price has been allocated as follows based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition (in millions):

Current assets	$19
Property, plant and equipment	248
Intangible assets	4
Current liabilities	(8)
Asset retirement obligation	(4)
Other	(1)

Total purchase price	$258

In connection with the acquisition of MEG, the cost of acquired property, plant, and equipment was determined by a third party with inputs from Sapphire Power. The primary valuation methods applied included the cost and income approaches. Additionally, Sapphire Power recorded the fair value of certain above market power contracts and leases acquired as intangible assets.

In conjunction with the acquisition, Sapphire Power incurred acquisition and due diligence costs of approximately $2 million, which were expensed and are presented as general and administrative expense on the combined statement of operations for the year ended December 31, 2011.

5.	Inventory

Inventory consist of the following (in millions):

	December 31,
	2013	2012
Fuel stock	$66	$89
Material & supplies	29	24
Emission allowances	17	14

Total Inventory	$112	$127

6.	Property, plant and equipment

Property, plant and equipment includes the following (in millions):

	Estimated useful lives (years)	December 31,
		2013	2012
Electric generation facilities (in-service)	1 – 63	$1,656	$1,625
Land		44	44
Advance payments for equipment		12	—

		1,712	1,669
Accumulated depreciation		(248)	(159)

Property, plant and equipment, net		$1,464	$1,510

For the years ended December 31, 2013, 2012 and 2011, The Company recorded depreciation expense of $90 million, $73 million and $48 million, respectively.

7.	Intangible assets

The components of intangible assets consist of the following (in millions):

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net assets
Contractual rights – permit	$17	$(1)	$16
Contractual rights – leases	1	—	1
Water rights	2	—	2

Total	$20	$(1)	$19

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net assets
Contractual rights – permit	$17	$—	$17
Contractual rights – power contracts	3	(3)	—
Contractual rights – leases	1	—	1
Water rights	2	—	2

Total	$23	$(3)	$20

For the years ended December 31, 2013, 2012 and 2011, the Company recorded amortization expense of $1 million, $3 million and $1 million, respectively. Amortization expenses related to contractual rights-power contracts were recorded in revenue and amortization expense related to contractual rights – leases and contractual rights – permit was recorded in operations and maintenance in the combined statements of operations.

The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

2014	$1
2015	1
2016	1
2017	1
2018	1
2019 and thereafter	14

$19

8.	Notes payable and lines of credit

The Company’s debt outstanding at December 31, 2013 and 2012, was as follows (in millions):

	December 31,
	2013	2012
Topaz Senior Secured Notes, due 2020	$599	$—
Topaz Term Loan Facility, due 2014	—	527
Sapphire 2013 Senior Secured Notes, due 2018	247	—
Sapphire 2011 Senior Secured Notes, due 2018	—	183
Raven 2013 Senior Secured Notes, due 2020	371	—
Raven 2012 Senior Secured Notes, due 2018	—	172
Working capital facilities	—	8
Insurance notes payable	7	9

Total notes payable and lines of credit	1,224	899
Less: current maturities	20	19

	$1,204	$880

Topaz Senior Secured Notes and Working Capital Facility

On February 26, 2013, Topaz Power completed a private placement offering to eligible purchasers of an aggregate principal amount of $610 million of its senior secured notes (the “Topaz Senior Secured Notes”) at a purchase price of 99.0% of the principal amount and obtained a $30 million working capital facility (the “Topaz Working Capital Facility”). The Topaz Senior Secured Notes and Topaz Working Capital Facility were issued under and are governed by the credit agreement dated February 26, 2013, between Topaz Power Holdings, various lenders, Goldman Sachs Bank USA, as the Administrative Agent and Union Bank, N.A., as Collateral Agent (the “Topaz 2013 Credit Agreement”). In conjunction with the issuance of the Topaz Senior Secured Notes, the Company incurred approximately $12 million in fees and associated costs. The net proceeds from the sale of the Topaz Senior Secured Notes were used to pay the outstanding principal and interest on the Topaz Term Loan Facility.

The Topaz Working Capital Facility has a maturity date of February 26, 2017 and bears interest at a variable rate. Accrued interest and a commitment fee at the rate of 0.5% per annum for all unutilized portions of the Topaz Working Capital Facility are payable quarterly until the maturity date. The Working Capital Facility can also be used to issue letters of credit. As of December 31, 2013, the Company had additional borrowing and standby letter of credit capacity of $30 million under the Topaz Working Capacity Facility.

The Topaz Power Senior Secured Notes require scheduled quarterly installment payments in an aggregate amount of 1% per annum of the outstanding beginning balance with any remaining advances repaid at the maturity date of the facility in 2020. As defined in the Topaz Power 2013 Credit Agreement, annual mandatory prepayments are required to be made one hundred and twenty (120) days after year end for any excess cash flow remaining after meeting all necessary funding requirements of the Topaz Power. For the year ending December 31, 2013, Topaz Power made principal payments of $6 million to reduce the outstanding balance of the Topaz Power Senior Secured Notes.

The Topaz Senior Secured Notes require interest to be paid quarterly and provide for the election of an interest rate at either a floating base rate plus a margin of 3.00% or at LIBOR plus a margin of 4.00%, but in no event will the elected interest rate be lower than 1.25% plus the applicable margin. Cash paid for interest related to the Topaz Senior Secured Notes was approximately $27 million for the year ended December 31, 2013.

The Topaz 2013 Credit Agreement contains customary representations, warranties and covenants as a condition to lending, which includes certain limitations on the Topaz Power’s ability to make distributions, incur or guarantee additional debt, repay debt, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates, subject to certain exceptions. The Topaz Power 2013 Credit Agreement also requires that 50% of the interest expense on the principal amounts outstanding be hedged at all times, depository accounts be maintained to hold and administer amounts in accordance with the terms of a depositary agreement, and replacement commodity agreements be obtained within 60 days should there be a termination of the initial commodity agreements. The Topaz Senior Secured Notes and Topaz Working Capital Facility are secured by a first lien on substantially all of the assets of Topaz Power Holdings.

Topaz Power is required to maintain a leverage ratio, which is adjusted periodically over the life of the Topaz 2013 Credit Agreement. As of December 31, 2013, Topaz was in compliance with all debt covenants.

Topaz Term Loan and Revolving Credit Facility

Topaz Power entered into a credit agreement in May 2008 to fund its construction and operating activities (the “Topaz 2008 Credit Agreement”). The Topaz 2008 Credit Agreement included commitments to make construction term loans in the amount of $615 million (“Topaz Term Loan Facility”) and established a revolving credit facility (the “Topaz Revolving Credit Facility”) which provided for $45 million of working capital and letter of credit capacity. Amounts borrowed under the Topaz 2008 Credit Agreement were secured by a first lien on substantially all of the assets of Topaz Power on behalf of the lenders. At December 31, 2012, the full amount of the Topaz Revolving Credit Facility was available for the working capital needs and letters of credit.

Both facilities required interest to be paid quarterly and provide for the election of an interest rate at either a base rate plus a margin of 2.25% or at a LIBOR plus a margin of 3.25%. Topaz Power Holdings also paid a quarterly fee for all unutilized portions of the 2008 Revolving Credit Facility of 0.75% per annum.

On February 26, 2013, the aggregate principal balance of the Topaz Power Term Loan Facility was paid in full in the amount of $527 million and the Topaz Revolving Credit Facility was cancelled in conjunction with the issuance by Topaz Power of its Topaz 2013 Senior Secured Notes. The remaining unamortized deferred financing costs of approximately $9 million related to the Topaz Term Loan Facility and Topaz Revolving Credit Facility was included in loss on extinguishment of debt in the combined statements of operations.

Sapphire 2013 Senior Secured Notes and Working Capital Facility

On July 10, 2013, Sapphire Power completed a private placement offering to eligible purchasers of an aggregate principal amount of $250 million of its senior secured notes (the “Sapphire Senior Secured Notes”) at a purchase price of 99% of the principal amount and obtained a $30 million working capital facility (the “Sapphire 2013 Working Capital Facility”). The Sapphire Senior Secured Notes and Sapphire 2013 Working Capital Facility are governed by the Credit and Guaranty Agreement dated July 10, 2013 between Sapphire Power, various lenders and Goldman Sachs Bank USA as Administrative Agent and Collateral Agent (the “Sapphire 2013 Credit Agreement”). The Company incurred approximately $7 million in fees and associated costs related to the issuance of Sapphire 2013 Senior Secured Notes and obtainment of commitments for the Sapphire 2013 Working Capital Facility.

The Sapphire 2013 Working Capital Facility has a maturity date of July 10, 2018 and bears variable interest at LIBOR plus a margin of 5.0%. Accrued interest and a commitment fee at the rate of 0.50% per annum for all unutilized portions of the Sapphire 2013 Working Capital Facility are payable quarterly until the termination date. Cash paid for interest related to the Sapphire 2013 Working Capital Facility was approximately $1 million for the year ended December 31, 2013. As of December 31, 2013, Sapphire Power had $12 million in outstanding standby letters of credit (see Note 12) and additional borrowing capacity of $18 million under the Sapphire 2013 Working Capital Facility.

The Sapphire Senior Secured Notes have a maturity date of July 10, 2018 and require scheduled quarterly principal payments equal to 0.25% of the original principal amount with any remaining unpaid principal due at the maturity date. Additional mandatory prepayments are to be made annually on April 30 of each year for amounts not utilized from the revenue generating facilities after meeting all necessary funding requirements, as defined by the Sapphire 2013 Credit Agreement. There have been no prepayments of principal or distributions as of December 31, 2013.

The Sapphire 2013 Senior Secured Notes require interest to be paid quarterly and provide for the election of an interest rate at either a base rate or at LIBOR plus a margin of 5.0%, but in no event will the elected interest rate be lower than 1.0% plus the applicable margin. Cash paid for interest related to the Sapphire 2013 Senior Secured Notes was approximately $7 million for the years ended December 31, 2013.

The Sapphire 2013 Credit Agreement contains customary representations, warranties and covenants as a condition to lending, which includes certain limitations on Sapphire Power’s ability to make distributions, incur or guarantee additional debt, repay debt, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates, subject to certain exceptions. The Sapphire 2013 Credit Agreement also requires depository accounts to hold and administer amounts in accordance with the terms of a depositary agreement. The Sapphire Power Senior Secured Notes and Sapphire 2013 Working Capital Facility are secured by a first lien on substantially all of the assets of Sapphire Power.

Sapphire Power is required to maintain certain financial covenants, the most restrictive of which are the leverage ratio and an interest coverage ratio. The ratios are adjusted periodically over the life of the Sapphire 2013 Credit Agreement. As of December 31, 2013, Sapphire Power was in compliance with all of its debt covenants.

Sapphire 2011 Senior Secured Notes and Working Capital Facility

On October 6, 2011, Sapphire Power completed a private placement offering to eligible purchasers of an aggregate principal amount of $185 million of its senior secured notes (the “Sapphire 2011 Senior Secured Notes”) and obtained a $25 million working capital facility (the “Sapphire 2011 Working Capital Facility”). The Sapphire 2011 Senior Secured Notes and Sapphire 2011 Working Capital Facility were governed by the Credit and Guaranty Agreement dated October 6, 2011 between Sapphire Power, various lenders and Barclays Bank PLC as Administrative Agent and Collateral Agent (the “Sapphire 2011 Credit Agreement”). The Company incurred approximately $10 million in fees and associated costs related to the issuance of the Sapphire 2011 Senior Secured Notes and obtainment of commitments for the 2011 Working Capital Facility. Proceeds from the issuance were used to fund the acquisition of MEG.

The Sapphire 2011 Working Capital Facility had a maturity date of October 6, 2016 and accrued variable interest with the interest rate being approximately 5.5% at December 31, 2012. Accrued Interest and a commitment fee at the rate of 0.75% per annum for all unutilized portions of the Sapphire Working Capital Facility were payable quarterly until the maturity date. Cash paid for interest related to the Sapphire 2011 Working Capital Facility was approximately $1 million and $1 million, respectively, for the years ended December 31, 2013 and 2012. At December 31, 2012, Sapphire Power had $10 million in outstanding standby letters of credit and additional borrowing capacity of $7 million under the Sapphire Working Capital Facility.

The Sapphire 2011 Senior Secured Notes required scheduled quarterly principal payments equal to 0.25% of the original principal amount with any remaining unpaid principal due at the maturity date. The Sapphire 2011 Senior Secured Notes also required interest to be paid quarterly and provide for the election of an interest rate at either a base rate or London Interbank Offer Rate (“LIBOR”) plus a margin of 5.25%, but in no event was the elected interest rate lower than 1.5% plus the applicable margin. Cash paid for interest related to the Sapphire 2011 Senior Secured Notes was approximately $7 million and $13 million for the years ended December 31, 2013 and 2012, respectively.

The aggregate principal balance of the Sapphire 2011 Senior Secured Notes and outstanding balance of the 2011 Working Capital Facility in the amount of $182 million and $8 million, respectively, were paid in full on July 10,

2013, in conjunction with the issuance by Sapphire Power of its 2013 Senior Secured Notes. The remaining unamortized deferred financing cost of approximately $8 million related to the 2011 Senior Secured Notes was included in loss on extinguishment of debt within the combined statement of operations.

Raven 2013 Senior Secured Notes and Working Capital Facility

On December 19, 2013, Raven Power completed a private placement offering to eligible purchasers of an aggregate principal amount of $375 million of its senior secured notes due December 19, 2020 (the “Raven 2013 Senior Secured Notes”) at a purchase price of 99% of the principal amount and obtained a $40 million working capital facility (the “Raven Working Capital Facility”). The Raven 2013 Senior Secured Notes and Raven Working Capital Facility are governed by the Credit and Guaranty Agreement dated December 19, 2013, between Raven Power, various lenders, and Deutsche Bank AG (“DB”) as Administrative Agent and Collateral Agent (the “Raven 2013 Credit Agreement”). The Company incurred approximately $10 million in fees and associated costs related to issuance of the Raven 2013 Senior Secured Notes. The net proceeds from the sale of the Raven 2013 Senior Secured Notes were primarily used to pay the outstanding principal and interest on the Raven 2012 Senior Secured Notes and make a distribution of approximately $201 million to Raven Power’s members.

The Raven Working Capital Facility has a termination date of December 19, 2018, and bears variable interest at LIBOR plus a margin. Accrued interest and a commitment fee at a rate of 0.50% per annum for all unutilized portions of the Raven Working Capital Facility are payable quarterly until the termination date.

The Raven Power 2013 Senior Secured Notes require scheduled quarterly principal payments equal to 0.25% of the original principal amount with any remaining unpaid principal due at the maturity date. Additional mandatory prepayments are to be made annually in May of each year in an amount equal to the lesser of (i) 100% excess cash flow, as defined by the Raven 2013 Credit Agreement, or (ii) the amount required for Raven Power to reduce the outstanding principal of the Raven Power Senior Secured Notes to a predefined targeted debt balance. The Raven 2013 Senior Secured Notes require interest to be paid quarterly and provide for the election of an interest rate at either a base rate or LIBOR plus a margin of 4.25%, but in no event will the elected interest rate be lower than 1.00% plus the applicable margin.

The Raven 2013 Credit Agreement requires Raven Power to maintain, as of the last of any fiscal quarter, a debt service coverage ratio of not less than 1:10 to 1:00. It also contains customary representations, warranties and covenants as a condition to lending, which includes certain limitations on the ability to incur or guarantee additional debt, repay debt, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates, subject to certain exceptions. The Raven 2013 Credit Agreement also requires certain depositary accounts to hold and administer amounts for future funding of major maintenance expenses and debt service. The Raven 2013 Senior Secured Notes and Raven Working Capital Facility are secured by a first lien on substantially all of the assets of Raven Power. As of December 31, 2013, Raven Power was in compliance with all of its debt covenants.

Raven 2012 Senior Secured Notes

On November 30, 2012, Raven Power completed a private placement offering to eligible purchasers of an aggregate principal amount of $175 million of its senior secured notes due November 30, 2018 (the “Raven 2012 Senior Secured Notes”) at a purchase price of 98% of the principal amount. The Raven Power 2012 Senior Secured Notes were governed by the Credit and Guaranty Agreement dated November 30, 2012, between Raven Power, various lenders, and UBS AG as Administrative Agent and Collateral Agent (the “Raven 2012 Credit Agreement”). The Company incurred approximately $4 million in fees and associated costs related to issuance of the Raven 2012 Senior Secured Notes. The net proceeds from the sale of the Raven 2012 Senior Secured Notes were used to partially fund the Acquisition (see Note 4) and initial working capital needs of Raven Power. The

Raven 2012 Senior Secured Notes had a maturity date of November 30, 2018, and require scheduled quarterly principal payments equal to 0.25% of the original principal amount with any remaining unpaid principal due at the maturity date. Additional mandatory prepayments were to be made annually in May of each year in an amount equal to 50% of excess cash flow, as defined by the Raven 2012 Credit Agreement. The Raven 2012 Senior Secured Notes required interest to be paid quarterly and provide for the election of an interest rate at LIBOR plus a margin of 6.0%, but in no event was the elected interest rate lower than 1.25% plus the applicable margin.

The aggregate principal balance of the Raven 2012 Senior Secured Notes was paid in full on December 19, 2013 in conjunction with the issuance by Raven Power of its 2013 Senior Secured Notes. The remaining unamortized deferred financing costs of approximately $4 million related to the Raven 2012 Senior Secured Notes was included in loss on extinguishment of debt in the combined statements of operations.

Insurance notes payable

The Company finances portions of its insurance premiums through financial institutions as unsecured debt with a term of less than twelve months. The notes bear interest at a fixed rate of 3.0% with principal and interest payments due in monthly installments.

Annual debt maturities

Contractual annual principal repayments or maturities of debt instruments as of December 31, 2013 are as follows (in millions):

2014	$20
2015	12
2016	12
2017	12
2018	249
2019 and thereafter	930

Subtotal	1,235
Less: discount	11

Total debt	$1,224

9.	Asset retirement obligation

The Company records asset retirement obligations (“ARO”) for actions legally required in the event of demolition or decommissioning of specific components of the generating facilities. The Company recorded the following activity related to the ARO liability for the years ended December 31, 2013 and 2012 (in millions):

Balance at December 31, 2011	$4
Liabilities acquired (see Note 4)	12
Accretion expense	1

Balance at December 31, 2012	17
Accretion expense	2
Liabilities settled	—

Balance at December 31, 2013	$19

10.	Derivative instruments

We are exposed to various market risks. These risks arise from the ownership of assets and operation of the business. We have a risk control framework designed to monitor, measure and define appropriate transactions to hedge and manage the risk in our existing portfolio of assets and contracts and to authorize new transactions. We believe we have effective procedures for evaluating and managing the risks to which we are exposed. Ultimate decisions are under the purview of the Board of Directors of Topaz Power, Sapphire Power and Raven Power. In addition, certain actions are limited under covenants contained within our credit agreements.

The Company utilizes the following derivative instruments to mitigate the impact of changes in electricity prices, fuel prices and interest rates on the combined operating results and cash flows.

Heat Rate Call Options

To reduce our exposure to fluctuations in the market price of electricity and fuel, we utilize commodity option agreements that financially settle on the power price to natural gas relationship at specific delivery points and certain other operational factors based on the actual operating characteristics of certain facilities owned by the Company (the “Heat Rate Call Options”). The Heat Rate Call Options require a counterparty to pay the Company a monthly premium in exchange for the right to financially call on a maximum and minimum capacity of megawatts that varies for each Heat Rate Call Option. When the counterparty exercises its right to call on megawatts under the Heat Rate Call Option, the Company pays the counterparty a positive amount which is calculated based on the megawatts exercised and the parameters of the agreements.

Power and Gas Swaps

To reduce our exposure to fluctuations in the market price of electricity and fuel, we utilize short-term financially settled swap agreements related to power and gas prices that require payments to or from counterparties based upon the differential between a fixed price and variable index price for a predetermined contractual notional amount (the “Power and Gas Swaps”). These short-term derivatives also limit the Company’s exposure to gas and power basis differences related to exercises on the Heat Rate Call Options.

Interest Rate Swaps

To reduce our exposure to fluctuations in interest rates, we utilize swap agreements related to interest rates that require payments to or from counterparties based upon the differential between a fixed interest rate and variable interest rate index for a predetermined contractual notional amount (the “Interest Rate Swaps”).

All derivative contracts are recorded at fair value (see Note 11) and included in the combined balance sheets as derivative assets and derivative liabilities. The following table summarizes the location of all derivative contracts in the combined balance sheet at December 31 (in millions):

	December 31, 2013
	Heat rate call options	Power and gas swaps	Interest rate swaps	Total instruments
Current derivative assets	$20	$1	$—	$21
Long-term derivative assets	12	—	1	13

Total derivative assets	32	1	1	34

Current derivative liabilities	—	(3)	(2)	(5)
Long-term derivative liabilities	—	—	—	—

Total derivative liabilities	—	(3)	(2)	(5)

Net derivative assets (liabilities)	$32	$(2)	$(1)	$29

	December 31, 2012
	Heat Rate Call Options	Power and Gas Swaps	Interest Rate Swaps	Total Instruments
Current derivative assets	$19	$2	$—	$21
Long-term derivative assets	47	—	—	47

Total derivative assets	66	2	—	68

Current derivative liabilities	—	—	(15)	(15)
Long-term derivative liabilities	—	—	(13)	(13)

Total derivative liabilities	—	—	(28)	(28)

Net derivative assets (liabilities)	$66	$2	$(28)	$40

In the combined balance sheets and the table above, we offset the fair values of all derivative assets and liabilities with the same counterparty for which we have a master netting agreement in place and qualify for net presentation. Fair value accounting guidance and disclosures about offsetting assets and liabilities requires the fair value of derivative instruments to be shown in the notes to the consolidated financial statements on a gross basis, even when the derivative instruments are subject to a legally enforceable master netting agreement and qualify for net presentation in the combined balance sheets. The following table presents information about our commodity derivative contracts that are netted on our combined balance sheet as of December 31, 2013 and 2012, respectively (in millions):

	Gross Amounts of Recognized Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Asset/Liabilities Presented in the Balance Sheet
December 31, 2013
Total derivative assets	$37	$(3)	$34
Total derivative liabilities	(8)	3	(5)
December 31, 2012
Total derivative assets	$70	$(2)	$68
Total derivative liabilities	(30)	2	(28)

All derivative contracts are considered economic hedges to our asset and interest rate portfolio, but either do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected. Changes in fair value and realized settlements on the Heat Rate Call Options, comprised of the premium received less settlement of the amounts resulting from exercises by the counterparty, are recognized currently as separate components of revenues on the combined statement of operations. Realized and unrealized gains and losses on the Interest Rate Swaps are recognized currently as interest expense on the combined statement of operations. For the years ended December 31, 2013, 2012 and 2011, the Company recognized realized losses on the Interest Rate Swaps of $3 million, $17 million and $19 million, respectively, and unrealized gains on Interest Rate Swaps of $0, $10 million and $2 million, respectively.

As of December 31, 2013, the maximum length of time the Company is hedging its exposure to the payment of variable interest rates is four and a half years and its exposure to the relationship of power prices to natural gas is three years.

As of December 31, 2013 and 2012, the aggregate notional amount of the Interest Rate Swaps was $447 million and $465 million, respectively. The notional amount of the Interest Rate Swaps reduces over the life of the outstanding debt.

At December 31, 2013 and 2012, Raven Power had Power Swaps in place for 1.9 million megawatt hours and 0.2 million megawatt hours, respectively, of the 23.2 million megawatt hours of available capacity.

At December 31, 2013 and 2012, Topaz Power had Heat Rate Call Options in place to economically hedge the full capacity of Barney M. Davis, LP. At December 31, 2013 Topaz Power also had Heat Rate Call Options in place to economically hedge 200 megawatts of capacity at Nueces Bay WLE, LP.

At December 31, 2013 and 2012, Sapphire Power had substantially all the capacity of its generation facilities hedged using Heat Rate Call Options.

11.	Fair value measurements

Financial instruments are recorded based on fair value measurements in accordance with the authoritative guidance on fair value measurements and disclosures which emphasize that fair value is a market based measurement and not an entity-specific measurement.

As defined within the authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the authoritative guidance are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include Interest Rate Swaps and Power and Gas Swaps.

Level 3	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified in the entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect our estimate of the fair value of our assets and liabilities and their placement within the fair value hierarchy levels. The following table presents our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013 and 2012, by level within the fair value hierarchy (in millions):

	Assets and liabilities with recurring fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents, and restricted cash	$186	$—	$—	$186
Heat rate call options	—	—	32	32
Power and gas swaps	—	1	—	1
Interest rate swaps	—	1	—	1

	$186	$2	$32	$220

Liabilities
Power and gas swaps	$—	$3	$—	$3
Interest rate swaps	—	2	—	2

	$—	$5	$—	$5

	Assets and liabilities with recurring fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents, and restricted cash	$73	$—	$—	$73
Heat rate call options	—	—	66	66
Power and gas swaps	—	2	—	2

	$73	$2	$66	$141

Liabilities
Interest rate swaps	$—	$28	$—	$28

	$—	$28	$—	$28

As of December 31, 2013, the Company’s carrying amounts of cash and cash equivalents are representative of fair value because of the short-term nature of these instruments.

The Company uses industry-standard models that incorporate various assumptions, including quoted interest rates, quoted power and gas prices and time value, as well as other relevant economic measures to measure the value of the Interest Rate Swaps and Power and Gas Swaps.

The Company’s Level 3 fair value derivative instruments consist of Heat Rate Call Options where certain pricing inputs are unobservable. The Company utilizes models generated by third parties to determine the fair value of these instruments. The models utilize option parameters and market indices that closely approximate the delivery locations for power and gas under the Heat Rate Call Options to generate a series of monthly options using a Black-Scholes genre option model. As a result of the nature of the inputs and their impact on the measurement of fair value, the instruments are categorized as Level 3 instruments. The valuation models incorporate historical correlation information and extrapolate available forward gas and power curve information to future periods. At each balance sheet date, we perform an analysis of all instruments subject to fair value measurement and include in Level 3 all of those whose fair value is based on significant unobservable inputs. The following table presents quantitative information for the unobservable inputs used in our most significant level 3 fair value measurements at December 31, 2013 and 2012:

	Quantitative Information about Level 3 Fair Value Measurements
	December 31, 2013
	Fair Value, Net Asset (Liability)	Valuation Technique	Significant Unobservable Input	Range
Heat Rate Options	$32	Option Model	Power Prices	$27-$180/MWh

	Quantitative Information about Level 3 Fair Value Measurements
	December 31, 2012
	Fair Value, Net Asset (Liability)	Valuation Technique	Significant Unobservable Input	Range

Heat Rate Options	$66	Option Model	Power Prices	$23-$79/MWh

The following table reconciles, for the years ended December 31, 2013 and 2012, the beginning and ending net balances for derivative instruments that are recognized at fair value in the combined financial statements, using significant unobservable inputs:

Year ended December 31, 2013
Fair value at December 31, 2012	$66
Total gains and losses recognized in earnings (realized and unrealized)	29
Settlements	(63)

Fair value at December 31, 2013	$32

Year ended December 31, 2012
Fair value at December 31, 2011	$8
Total gains and losses recognized in earnings (realized and unrealized)	131
Settlements	(73)

Fair value at December 31, 2012	$66

There were no transfer in or out of Level 3 for the years ended December 31, 2013 and 2012.

The Company records debt instruments based on contractual terms, net of any applicable discount. The estimated fair value of the Company’s senior secured notes was based upon prevailing interest rates and current market pricing curves available to the Company as of December 31, 2013 and 2012, and is disclosed below (in millions).

	December 31, 2013		December 31, 2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Total notes payable	$1,217	$1,221	$882	$882

The carrying value of the Company’s insurance notes payable approximated fair value due to the short-term nature of these instruments.

12.	Commitments and contingencies

Pipeline facility agreements

Topaz Power has entered into two twenty-year pipeline facility agreements with a counterparty to ensure a reliable channel for the supply of high pressure gas to Barney M. Davis Units 1 and 2 and Nueces Bay Unit 7. The agreements have been accounted for as operating leases. The agreements call for annual payments over a ten year period and a reduced payment based on continued use beginning in the eighth year of the agreements. In both years ended December 31, 2013 and 2012, $6 million of payments were made under the agreements and have been included on the combined balance sheets as current and noncurrent prepaid expenses. The total payments under the agreements will be amortized ratably over the life of the agreement. The Company amortized $3 million to expense for each of the years ended December 31, 2013, 2012 and 2011 and included the amounts in operations and maintenance expense on the combined statement of operations. As of December 31, 2013, the maximum remaining term under the pipeline facility agreements is 15 years.

Contractual service agreement (CSA)

Topaz Power, on behalf of Barney M. Davis Unit 2 and Nueces Bay Unit 7, has entered into a contractual service agreement to provide an initial set of spare parts and perform all planned maintenance on the gas and steam turbines. The counterparty takes the risk of early parts fall-out (i.e., premature wear and tear) and will refurbish parts. Topaz Power is responsible for unplanned maintenance or collateral damage, but under the agreement, the vendor has an exclusive right to perform unplanned maintenance or collateral damage repair work. This commitment is payable quarterly over the next sixteen years based on the stated payment terms in the contracts at the time of execution and are subject to an annual inflationary adjustment. Topaz Power currently includes the quarterly payments required under the CSA as prepaid expenses or property, plant and equipment in the combined balance sheets and amortizes the prepaid expense balance as maintenance events occur. Topaz Power amortized $10 million, $1 million and $0 million of the prepaid balance for the years ended December 31, 2013, 2012 and 2011, respectively. The amortization of the prepaid balance was recorded as operating and maintenance expense on the combined statements of operations.

Facility site and equipment leases

The Company leases certain equipment and facility sites under non-cancelable leases with original lease terms ranging from 1 to 38 years.

Minimum future rentals under these agreements subsequent to December 31, 2013 are as follows (in millions):

	Facility and equipment leases	Pipeline facilities agreement	Contractual service and leased engine agreements (1)
2014	$2	$6	$6
2015	2	6	6
2016	1	7	18
2017	1	7	18
2018	1	2	6
2019 and thereafter	11	13	70

	$18	$41	$124

(1)	Estimated based on projected factored fired hours and/or starts.

The Company had $6 million, $5 million and $3 million of lease expense for the years ended December 31, 2013, 2012 and 2011, respectively.

Collateral posting

At December 31, 2013 and 2012, the Company had $21 million and $7 million, respectively, in letters of credit in lieu of depositing the cash required to meet debt service reserve account requirements in certain credit agreements. Additionally, as of December 31, 2013 and 2012, there were $7 million and $6 million, respectively, in letters of credit used as credit support with our counterparties for commodity procurement and constructions projects.

Legal and environmental matters

The Company is from time to time involved in legal, environmental, regulatory, and other proceedings. Although the Company cannot predict the outcome of these proceedings, the Company believes that the effects on the combined financial statements, if any, from the disposition of these matters will not have a material adverse effect on its combined results of operations, financial condition or cash flows. At December 31, 2013 and 2012, there were no pending legal or environmental matters.

13.	Related party transactions

The Company has asset management agreements in place with Topaz Power Management, LP, (“TPM”), which is an affiliate of the Company. The services provided by TPM include asset management, accounting, budgeting, human resources, commercial risk management and legal services. TPM charged the Company approximately $14 million, $13 million and $7 million for the years ended December 31, 2013, 2012 and 2011 respectively. These expenses were included in general and administrative expenses on the combined statements of operations.

Raven Power has a service agreement in place with BargeCo under which BargeCo provides coal transportation services to the generation facilities. The agreement automatically renews each year until terminated by one of the parties. BargeCo charged Raven Power $2 million and $0 for the years ended December 31, 2013 and 2012, respectively. The expenses were included in operations and maintenance expense in the combined statements of operations.

The affiliate accounts receivable balances on the combined balance sheets were $1 million and $2 million for the years ending December 31, 2013 and 2012, respectively.

14.	Segment reporting

We have three reportable segments. The segment structure reflects how the companies included in these combined financial statements are legally organized, financed and managed. Selected operating results and balance sheet accounts were as follows (in millions):

	Year ended December 31, 2013
	Topaz power	Sapphire power	Raven power	Total
Power revenues	$222	$156	$577	$955
Premiums and realized settlements on derivative contracts	57	6	(1)	62
Unrealized loss on derivative contracts	(9)	(24)	(5)	(38)

Total revenues	270	138	571	979
Fuel	146	78	300	524

Gross margin	124	60	271	455
Operating expenses (1)	75	53	168	296
Depreciation, amortization and accretion	42	19	31	92

Operating income	7	(12)	72	67
Interest expense	35	18	14	67
Loss on early extinguishment of debt	9	8	10	27

Net (loss) income	$(37)	$(38)	$48	$(27)

Balance Sheet
Cash and restricted cash	$94	$8	$84	$186
Capital expenditures	23	6	15	44
Total assets	1,161	265	555	1,981
Notes payable and lines of credit (2)	606	251	378	1,235

(1)	Includes operations and maintenance, general and administrative, taxes other than income tax and other income
(2)	Balance does not include the original issue discount presented net in notes payable balance in combined balance sheet.

	Year Ended December 31, 2012
	Topaz Power	Sapphire Power	Raven Power	Total
Power revenues	$152	$136	$32	$320
Premiums and realized settlements on derivative contracts	70	2	—	72
Unrealized gain on derivative contracts	24	35	2	61

Total revenues	246	173	34	453
Fuel	85	76	19	180

Gross margin	161	97	15	273
Operating expenses (1)	60	46	11	117
Depreciation, amortization and accretion	43	28	3	74

Operating income	58	23	1	82
Interest expense	31	17	1	49
Loss on early extinguishment of debt	—	—	—	—

Net (loss) income	$27	$6	$—	$33

Balance Sheet
Cash and restricted cash	$51	$5	$17	$73
Capital expenditures	—	12	—	12
Total assets	1,149	304	510	1,963
Notes payable and lines of credit (2)	530	193	179	902

(1)	Includes operations and maintenance, general and administrative, taxes other than income tax and other income.
(2)	Balance does not include the original issue discount presented net in notes payable balance in combined balance sheet.

	Year Ended December 31, 2011
	Topaz Power	Sapphire Power	Raven Power	Total
Power revenues	$156	$25	$—	$181
Premiums and realized settlements on derivative contracts	—	1	—	1
Unrealized gain on derivative contracts	—	8	—	8

Total revenues	156	34	—	190
Fuel	6	15	—	21

Gross margin	150	19	—	169
Operating expenses (1)	57	13	—	70
Depreciation, amortization and accretion	42	6	—	48

Operating income	51	—	—	51
Interest expense	42	4	—	46
Loss on early extinguishment of debt	—	—	—	—

Net (loss) income	$9	$(4)	$—	$5

(1)	Includes operations and maintenance, general and administrative, taxes other than income tax and other income.

15. Subsequent events

The Company evaluated subsequent events through June 24, 2014, which is the date the financial statements were issued and has identified the following reportable subsequent events.

Amendment to Raven 2013 Credit Agreement

On April 9, 2014, Raven Power and the other parties to the Raven 2013 Credit Agreement agreed to amend the Raven 2013 Credit Agreement to allow for the prepayment of approximately $53 million of principal and accrued interest thereon, and a distribution, as compared to the original Raven 2013 Credit Agreement, to its sole member of approximately $105 million of excess cash flow generated by Raven Power in the first quarter of 2014. In conjunction with the distribution of excess cash flow, Raven Power also made an allowed tax distribution to its sole member of approximately $29 million. Raven Power incurred approximately $2 million in prepayment fees and associated costs related to the amendment.

Entry into Material Definitive Agreement with PPL Energy Supply LLC

On June 9, 2014, the controlling members of the Company and PPL Corporation (“PPL”) entered into a definitive agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer.

Under the terms of the agreement, at closing, PPL has agreed to spin off PPL Energy Supply, LLC, the parent company of PPL Generation, LLC, and PPL EnergyPlus, LLC, to the shareholders of PPL and then immediately combine that business with the Company’s generation business to form Talen Energy Corporation (“Talen Energy”), an independent publicly traded company expected to be listed on the New York Stock Exchange. The transaction is subject to various regulatory approvals and customary closing conditions and is expected to close in nine to 12 months.

Upon closing, PPL’s shareowners will own 65% of Talen and the members of the Company will own 35%. PPL will have no continuing ownership in Talen Energy.

RJS Generation Holdings LLC

Consolidated and Combined Condensed Balance Sheets (in millions)

(Unaudited)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$47	$141
Restricted cash	1	45
Accounts receivable	47	63
Inventory	141	112
Prepaid expenses	10	25
Derivative asset	13	21
Other current asset	22	18

Total current assets	281	425
Property, plant and equipment, net	1,419	1,464
Intangible asset	18	19
Deferred financing costs, net	32	26
Derivative asset	1	13
Prepaid expense	24	21
Other long-term assets	—	13

Total assets	$1,775	$1,981

Liabilities and Members’ Interest
Current liabilities
Accounts payable	$53	$55
Accrued liabilities	33	30
Current maturities of notes payable and lines of credit	2	20
Derivative liability	38	5
Emissions liability	66	—
Other current liabilities	3	3

Total current liabilities	195	113
Notes payable and lines of credit, net of current maturities	1,250	1,204
Asset retirement and environmental obligations	20	19
Derivative liability	12	—
Emissions liability	—	40

Total liabilities	1,477	1,376
Members’ interest	298	605

Total liabilities and members’ interest	$1,775	$1,981

The accompanying notes are an integral part of these consolidated and combined condensed financial statements.

RJS Generation Holdings LLC

Consolidated and Combined Condensed Statements of Operations (in millions)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenues
Power revenues	$1,074	$700
Realized settlements on commodity derivative contracts	(113)	51

	961	751
Unrealized loss on commodity derivative contracts	(66)	(5)

Total revenues	895	746
Expenses
Fuel and other variable cost	494	405
Operations and maintenance	170	136
General and administrative	62	41
Depreciation, amortization and accretion	67	68
Taxes other than income taxes	16	22
Other income	(1)	(1)

Total expenses	808	671

Operating income	87	75
Interest expense	(57)	(51)
Loss on early extinguishment of debt	(36)	(17)

Net (loss) income	$(6)	$7

The accompanying notes are an integral part of these consolidated and combined condensed financial statements.

RJS Generation Holdings LLC

Consolidated and Combined Condensed Statements of Members’ Interest (in millions)

(Unaudited)

Total Members’ Interest
Balance at December 31, 2013	$605
Capital contributions (See Note 6)	15
Capital distributions	(316)
Net loss	(6)

Balance at September 30, 2014	$298

The accompanying notes are an integral part of these consolidated and combined condensed financial statements.

RJS Generation Holdings LLC

Consolidated and Combined Condensed Statements of Cash Flows (in millions)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities
Net income (loss)	$(6)	$7
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and accretion	67	68
Unrealized loss on derivative contracts	66	5
Unrealized gain on interest rate risk management	1	—
Amortization of contract acquired	—	(11)
Amortization of deferred financing costs and original issue discount	3	4
Loss on the extinguishment of debt	36	17
Non-cash compensation expense	15	—
Changes in assets and liabilities
Accounts receivable	16	(17)
Inventory	(29)	11
Prepaid expenses	7	5
Other assets	9	1
Accounts payable and accrued liabilities	1	(12)
Other current liabilities	—	(1)
Emissions liability	26	18

Net cash provided by operating activities	212	95

Cash flows from investing activities
Capital expenditures	(20)	(15)
Transfer from restricted cash accounts	44	24

Net cash provided by investing activities	24	9

Cash flows from financing activities
Payments of financing costs	(34)	(18)
Termination of interest rate swaps	(2)	(26)
Proceeds from working capital facility	38	21
Repayment of working capital facility	(38)	(26)
Proceeds from notes payable	1,250	852
Payments of notes payable	(1,228)	(725)
Contributions from member	—	2
Distributions to members	(316)	(93)

Net cash used in financing activities	(330)	(13)

Net (decrease) increase in cash and cash equivalents	(94)	91
Cash and cash equivalents
Beginning of year	141	18

End of the period	$47	$109

Supplemental disclosure of cash flow information
Cash paid for interest	$41	$46
Cash paid for taxes	—	—
Supplemental disclosure of non-cash financing activities
Notes payable issued to finance insurance premiums	$2	$4

The accompanying notes are an integral part of these consolidated and combined condensed financial statements.

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

1.	Background

On June 10, 2014, Riverstone Holdings LLC and PPL Energy Supply LLC announced a merger to create one of the largest independent power producers in North America. Under the terms of the agreement, at closing, PPL Corporation (“PPL”) has agreed to spin off PPL Energy Supply LLC, the parent company of PPL Generation LLC, and PPL EnergyPlus LLC, to the shareholders of PPL and then immediately combine that business with electricity generation businesses owned by investment funds that are managed by Riverstone Holdings LLC and its affiliates (the “Riverstone Funds”) to form Talen Energy Corporation (“Talen Energy”). The transaction is subject to various regulatory approvals and customary closing conditions and is expected to close sometime in the first half of 2015. Upon closing PPL’s shareowners will own 65% of Talen Energy and the Riverstone Funds will own 35%. PPL will have no continuing ownership in Talen Energy.

In conjunction with the merger transaction, Raven Power Holdings LLC (“Raven”), C/R Energy Jade, LLC (“Jade”) and Sapphire Power Holdings LLC (“Sapphire”) formed RJS Generation Holdings LLC (“RJS Power” or the “Company”) to facilitate the combination of all the electric generation assets owned by the Riverstone Funds into one legal entity.

On July 10, 2014, the following occurred:

•	Raven contributed Raven Power Finance LLC and Raven Power Group LLC (collectively “Raven Power”), together with all of their net assets, to an indirect wholly owned subsidiary of RJS Power,

•	Jade contributed C/R Topaz Power Holdings, LLC, Topaz Power Group, LLC, and Topaz Power Property Management II. LP (collectively “Topaz Power”), together with all of their net assets, to an indirect wholly owned subsidiary of RJS Power,

•	Sapphire contributed Sapphire Power Finance LLC, Morris Energy Operations Company, LLC, and Morris Energy Management, LLC (collectively “Sapphire Power”), together with all of their net assets, to an indirect wholly owned subsidiary of RJS Power.

These consolidated and combined financial statements include the financial statements of the eight affiliated companies contributed into RJS Power on July 10, 2014. The financial statements for the nine month period ended September 30, 2013, which included the same eight affiliated companies, are presented on a combined basis.

The Company engages in the wholesale sale of power, capacity, and ancillary services to power pools in five states, including key regions of Texas, the Northeast, and the Mid-Atlantic serving the Electric Reliability Council of Texas (“ERCOT”), New England Independent System Operator (“ISO-NE”) and PJM Interconnection (“PJM”). The Company’s power generation fleet consists of a diverse group of fossil generation totaling approximately 5,325 megawatts of base, intermediate, and peaking power plants fueled by a variety of fuels such as natural gas, coal, and fuel oil.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Interim Presentation

The accompanying unaudited, interim consolidated and combined condensed financial statements of the Company have been prepared in accordance with generally accepted accounting principles practiced in the United States of America (“US GAAP”). In the opinion of management, the consolidated and combined condensed financial statements include the normal, recurring adjustments necessary for a fair statement of the information required to be set forth therein. Certain information and note disclosure, normally included

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

in financial statements prepared in accordance with US GAAP, have been condensed or omitted from these statements pursuant to such rules and regulations and, accordingly, these financial statements should be read in conjunction with our audited combined financial statements for the year ended December 31, 2013. The results for interim periods are not necessarily indicative of the results for the entire year primarily due to seasonal fluctuations in our revenues, timing of major maintenance expense, volatility of commodity prices and unrealized gains and losses from commodity and interest rate derivative contracts.

Principles of Consolidation and Combination

As discussed in Note 1 of the annual combined financial statements for the year ended December 31, 2013, the consolidated and combined condensed financial statements include the accounts of the eight affiliated companies under common control and their wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the combination of affiliates and consolidation of wholly-owned subsidiaries.

Changes to presentation of Statement of Operations

Classification of variable operating costs in these quarterly consolidated and combined condensed financial statements for the nine month periods ended September 30, 2014 and 2013 were changed when compared to the annual financial statements ending December 31, 2013, 2012 and 2011. In the annual financial statements, these expenses were included within Operations and maintenance on the Statement of Operations, whereas in the quarterly financial statements, these expenses are included within Fuel and other variable cost. The variable operating costs included within Operations and maintenance in the annual financial statements for the twelve months ended December 31, 2013, 2012 and 2011 was $19 million, $8 million and $2 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities at the date of the financial statements.

Our material estimates include the valuation of derivative instruments, valuation of acquired assets and liabilities, valuation of asset retirement obligations, estimated useful lives used in computing depreciation expense and impairment evaluations for long-lived assets. Due to the inherent uncertainties in the process of making these estimates, actual results may vary from these estimates and the effects may be material. Management believes the estimates and assumptions used are reasonable.

Revenue Recognition

Power revenues include sales of generated electricity, capacity revenues, and other ancillary services which are sold through contracts directly with the regional transmission organization or independent system operator, (PJM, ISO-NE or ERCOT) or other third parties. Revenue for the sale of electricity is recognized upon transmission and delivery to the customer at the contractual price. Revenue from capacity and other ancillary service contracts are recognized when contractually earned at the negotiated contract price. Energy sales, capacity revenues, and services revenues are recorded on a gross basis for third-party contracts and on a net basis for sales directly and indirectly to PJM, ISO-NE or ERCOT.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized as either assets or liabilities in the Company’s consolidated and combined condensed balance sheets at fair value. The accounting for changes in fair value (i.e. gains and

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

losses) of a derivative instrument depend on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivatives that do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected, the gain or loss is recognized in the current period. As of September 30, 2014 and December 31, 2013, the Company’s derivative instruments either do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected.

Inventories

Inventories consist of fuel stock, primarily coal and fuel oil, emission allowances, materials and operating supplies and are valued at the lower of weighted average cost or market. Inventory consists of the following (in millions):

	September 30, 2014	December 31, 2013
Fuel stock	$69	$66
Material & supplies	33	29
Emission allowances	39	17

Total Inventory	$141	$112

As certain of the Raven Power and Sapphire Power generating facilities produce electricity, a liability is recorded for emission allowances required as a result of burning fossil fuels. Emission allowances are recorded as inventory when acquired by the Company. When emission allowances are used to settle obligations the inventory and the liability will be removed from the Company’s consolidated and combined balance sheets.

Property, Plant and Equipment

Property, plant and equipment items are recorded at original cost or fair value at the date of acquisition net of accumulated depreciation. Repair costs and major maintenance, including planned major maintenance, are generally expensed as incurred except for replacement equipment and related installation services that meet our capitalization criteria.

Depreciation expense is computed using the straight-line method over the asset’s estimated original useful lives commencing when assets, or major components thereof, are either placed in service or acquired, as appropriate. Generally, upon the normal or early retirement of assets, the costs and related accumulated depreciation of such assets are removed from the Company’s consolidated and combined condensed balance sheets with the difference recorded as depreciation expense in the current period.

New accounting standards

In May 2014, the FASB Issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”) which provides updated, comprehensive revenue recognition guidance for contracts with customers, including a new principles-based five step framework that eliminated much of the industry-specific guidance in current accounting literature. Under ASU 2014-09, revenue recognition is based on a core principle that companies recognize revenue in an amount consistent with the consideration it expects to be entitled to in exchange for the transfer of goods or services. The standards update also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of recognized revenue. This guidance will be effective for the Company in the year ended December 31, 2018, with early adoption not permitted. The Company is currently evaluating the impact of this standards update on the Company’s consolidated and combined financial statements.

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

In April 2014, the FASB issued Accounting Standards Update 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment”. The update limits discontinued operations reporting to disposals that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The standard also requires new disclosures related to components reported as discontinued operations, as well as components of an entity that were sold and do not meet the criteria for discontinued operations reporting. The new financial statement presentation provisions relating to this standard are prospective and effective for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company is currently evaluating the impact of this standards update on the Company’s consolidated and combined condensed financial statements.

3.	Notes Payable and Lines of Credit

The Company’s debt outstanding at September 30, 2014 and December 31, 2013, was as follows (in millions):

	September 30, 2014	December 31, 2013 (1)
2019 Senior Notes	$1,250	$—
Topaz Senior Secured Notes, due 2020	—	599
Sapphire 2013 Senior Secured Notes, due 2018	—	247
Raven 2013 Senior Secured Notes, due 2020	—	371
Working capital facilities	—	—
Insurance notes payable	2	7

Total notes payable and lines of credit	1,252	1,224
Less: current maturities	2	20

	$1,250	$1,204

(1)	Read Note 8 – Notes Payable and Lines of Credit in the RJS Generation Holdings LLC Combined Financial Statements for the year ended December 31, 2013 for a detail description of each debt instrument.

2019 Senior Notes

On July 10, 2014, RJS Power Holdings LLC, a wholly owned subsidiary of the Company, completed a private placement to eligible purchasers of an aggregate principal amount of $1,250 million of its 5.125% senior notes due July 15, 2019 (the “2019 Senior Notes”). The 2019 Senior Notes were issued under and are governed by an indenture dated July 10, 2014, between RJS Power Holdings LLC, The Bank of New York Mellon, as trustee, and the Company’s subsidiaries named therein as guarantors (the “Indenture”). The 2019 Senior Notes were sold to investors at a purchase price of 100% of the aggregate principal amount of the 2019 Senior Notes with net proceeds from the sale of approximately $1,216 million (after deducting offering fees and expenses). The proceeds were used to repay outstanding borrowings and for general corporate purposes. The 2019 Senior Notes are initially guaranteed on a senior unsecured basis by RJS Power LLC, a wholly owned indirect subsidiary of the Company. Interest on the 2019 Senior Notes is paid semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2015. The 2019 Senior Notes are senior unsecured obligations of RJS Power Holdings LLC and rank equally with all of its current and future senior indebtedness.

Prior to the occurrence of a “Merger Event” as defined below, the Indenture, among other restrictions, limits the ability of the RJS Power Holdings LLC and its subsidiaries to (1) incur or guarantee additional indebtedness; (2) pay dividends on, make other distributions in respect of, or repurchase or redeem capital

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

stock or units; (3) prepay, redeem or repurchase certain junior indebtedness; (4) issue preferred stock or similar equity securities; (5) make loans and investments; (6) sell assets; (7) incur or permit to exist liens on assets to secure indebtedness; (8) enter into transactions with affiliates; (9) create or designate subsidiaries as unrestricted subsidiaries; (10) enter into agreements restricting RJS Power Holdings LLC’s ability or the ability of any of its subsidiaries to pay dividends or make other distributions or engage in other transactions with RJS Power Holdings LLC or any restricted subsidiaries; and (11) consolidate, merge or sell all or substantially all of its assets. The Indenture permits the RJS Power Holdings LLC to incur additional indebtedness under Credit Facilities (as defined in the Indenture) not to exceed a fixed sum of $150 million and 7.5% of the total assets of RJS Power Holdings LLC as shown on its most recent consolidated balance sheet. The Indenture limits RJS Power Holdings LLC’s ability to incur additional indebtedness in excess of the amount discussed above, including borrowings under its revolving credit facility, unless RJS Power Holdings LLC meets the fixed charge coverage ratio test. The fixed charge coverage ratio test requires that after giving effect to the incurrence of additional debt, the ratio of RJS Power Holdings LLC’s adjusted Consolidated Cash Flow (as defined in the Indenture) to its adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0. The Indenture permits RJS Power Holdings LLC to pay dividends or make distributions in an aggregate amount since the issue date of the 2019 Senior Notes not to exceed $125.0 million. The Indenture restricts RJS Power Holdings LLC’s ability to pay further dividends or make further distributions unless no event of default has occurred and RJS Power Holdings LLC would, at the time of the payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the trailing four fiscal-quarters have been permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test described above. As of September 30, 2014, RJS Power Holdings LLC was in compliance with all debt covenants.

Under the indenture governing the 2019 Senior Notes, a “Merger Event” occurs upon the merger, consolidation, or certain equivalent combinations, of substantially all of the businesses and operations of the Company with substantially all of the businesses and operations of Energy Supply, subject to certain conditions. Upon the occurrence of a Merger Event, (1) the restrictive covenants in the indenture governing the 2019 Senior Notes will cease to apply and will be replaced with less restrictive covenants substantially similar to the covenants in the indenture governing Energy Supply’s senior notes and (2) all guarantees with respect to the notes will be automatically released.

From and after the first interest payment date following a “Merger Ratings Event,” the interest rate will decrease to a rate of 4.625% per annum. The “Merger Ratings Event” will occur if, on the date of the occurrence of the Merger Event or, if later, on the date that Moody’s and S&P first publicly issue corporate ratings for the successor issuer of the notes, the corporate ratings of such successor issuer of the notes are at least (i) Ba2 from Moody’s and BB- from S&P or (ii) Ba3 from Moody’s and BB from S&P, in each case with a stable or better outlook.

The 2019 Senior Notes are not redeemable until July 15, 2016. On or after July 15, 2016, RJS Power Holdings LLC may redeem all or a part of the 2019 Senior Notes, from time to time, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest on the notes redeemed, if any, up to but excluding the redemption date, if redeemed during the twelve-month beginning July 15th of the years indicated below:

Year	Percentage
2016	102.563%
2017	101.281%
2018 and thereafter	100.000%

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

Credit Facility

Concurrently with the issuance of the 2019 Senior Notes, RJS Power Holdings LLC entered into a senior secured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders and issuing banks party thereto (the “Credit Facility”). The Credit Facility will mature in five years and provide for aggregate revolving commitments in an amount equal to $150 million, all of which will be available for the issuance of letters of credit. Borrowings under the Credit Facility may be paid down and reborrowed and bear interest at LIBOR plus 2.50%, as adjusted pursuant to terms of the Credit Facility, or 1.50% above the Alternate Base Rate, as defined in the Credit Facility. The annual commitment fee on the unused portion of the Credit Facility is 0.50%. RJS Power Holdings LLC will additionally pay letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing banks.

RJS Power Holdings LLC’s obligations under the Credit Facility are guaranteed by RJS Power LLC, a direct wholly owned subsidiary of RJS Power Holdings LLC, and by our operating subsidiaries. The Credit Facility will be secured by a first lien on substantially all assets of the Company.

The Credit Facility contains customary financial and other covenants, including a leverage covenant which precludes RJS Power Holdings LLC from allowing the aggregate outstanding exposure on the Credit Facility, as of the last day of the applicable four quarter period, to exceed 25% of the aggregate commitments under the Credit Facility if the leverage ratio exceeds 6.0 to 1.0. RJS Power Holdings LLC has the right to cure any breach of this leverage ratio covenant by obtaining certain equity commitments in an amount necessary to meet the leverage ratio test. RJS Power Holdings LLC may only use this cure right six times during the life of the facility. In addition, RJS Power Holdings LLC is subject to covenants, including but not limited to, restrictions on its ability to incur additional indebtedness, dispose of material assets or properties, make certain restricted payments, engage in transactions with affiliates, and create lien on properties.

Loss on Early Extinguishments of Debt

In connection with the issuance of the 2019 Senior Notes and related Credit Facility, the Company recorded a loss on early extinguishment of debt for the write-off of $12 million in unamortized debt discounts and $24 million in unamortized deferred financing costs on the Company’s then outstanding debt.

Amendment to Raven 2013 Credit Agreement

On April 9, 2014, Raven Power and the other parties to the Raven 2013 Credit Agreement agreed to amend the Raven 2013 Credit Agreement to allow for the prepayment of approximately $53 million of principal and accrued interest thereon and an early distribution, as compared to the original Raven 2013 Credit Agreement, to its sole member of approximately $105 million of excess cash flow generated by Raven Power in the first quarter of 2014. In conjunction with the early distribution of excess cash flow, Raven Power also made an allowed tax distribution to its sole member of approximately $29 million. Raven Power incurred approximately $2 million in prepayment fees and associated costs related to the amendment.

4.	Derivative Instruments

We are exposed to various market risks. These risks arise from the ownership of assets and operation of the business. We have a risk control framework designed to monitor, measure and define appropriate transactions to hedge and manage the risk in our existing portfolio of assets and contracts and to authorize new transactions. We believe we have effective procedures for evaluating and managing the risks to which we are exposed. Ultimate decisions are under the purview of the Board of Directors of Raven, Jade and Sapphire. In addition, certain actions are limited under covenants contained within our credit agreements.

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

The Company utilizes the following derivative instruments to mitigate the impact of changes in electricity prices, fuel prices and interest rates on the consolidated and combined condensed operating results and cash flows.

Heat Rate Call Options

To reduce our exposure to fluctuations in the market price of electricity and fuel, we enter into derivative contracts including financially settled heat rate call options (“HRCOs”). HRCOs financially settle based on the differential between (i) a variable power price index at a predetermined location (“Index Price”), and (ii) an exercise price tied to the heat rate conversion factors of our plants and corresponding variable natural gas index (“Exercise Price”). The HRCOs require a counterparty to pay a premium in exchange for the right to exercise the option and receive an amount equal to the Index Price less the Exercise Price (“Option Exercise Amount”). The net amount of the option premium and the Option Exercise Amount paid to or received from the HRCO counterparty is recorded net in the Realized settlements on commodity derivative contracts line item in the consolidated and combined condensed statement of operations. If the Option Exercise Amount is greater than the premium received, it will result in a net realized loss on settlement. If the Option Exercise Amount is less than the premium received, it will result in a net realized gain on settlement.

Power and Gas Swaps

To reduce our exposure to fluctuations in the market price of electricity and fuel, we enter into derivatives contracts including short-term financially settled swap agreements related to power and gas prices (“Power and Gas Swaps”). Power and Gas Swaps require payments to or from counterparties based upon the differential between a fixed price and variable index price for a predetermined contractual notional amount. The cash settlements received or paid by the Company on net settlement of the Power and Gas Swaps are recorded net in the Realized settlements on commodity derivative contracts line item in the consolidated and combined condensed statement of operations.

Interest Rate Swaps

To reduce our exposure to fluctuations in interest rates, we have utilized swap agreements related to interest rates that require payments to or from counterparties based upon the differential between a fixed interest rate and variable interest rate index for a predetermined contractual notional amount (the “Interest Rate Swaps”).

All derivative contracts are recorded at fair value and included in the consolidated and combined condensed balance sheets as derivative assets and derivative liabilities. The following table summarizes the location of

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

all derivative contracts in the consolidated and combined condensed balance sheets at September 30, 2014 and December 31, 2013 (in millions):

	September 30, 2014
	Heat Rate Call Options	Power and Gas Swaps	Interest Rate Swaps	Total Instruments
Current derivative assets	$13	$—	$—	$13
Long-term derivative assets	1	—		1

Total derivative assets	14	—	—	14

Current derivative liabilities	(28)	(10)	—	(38)
Long-term derivative liabilities	(12)	—	—	(12)

Total derivative liabilities	(40)	(10)	—	(50)

Net derivative assets (liabilities)	$(26)	$(10)	$—	$(36)

	December 31, 2013
	Heat Rate Call Options	Power and Gas Swaps	Interest Rate Swaps	Total Instruments
Current derivative assets	$20	$1	$—	$21
Long-term derivative assets	12	—	1	13

Total derivative assets	32	1	1	34

Current derivative liabilities	—	(3)	(2)	(5)
Long-term derivative liabilities	—	—	—	—

Total derivative liabilities	—	(3)	(2)	(5)

Net derivative assets (liabilities)	$32	$(2)	$(1)	$29

In the consolidated and combined balance sheets and the table above, we offset the fair values of all derivative assets and liabilities with the same counterparty for which we have a master netting agreement in place and qualify for net presentation. Fair value accounting guidance and disclosures about offsetting assets and liabilities requires the fair value of derivative instruments to be shown in the notes to the consolidated financial statements on a gross basis, even when the derivative instruments are subject to a legally enforceable master netting agreement and qualify for net presentation in the consolidated and combined condensed balance sheets. The following table presents information about our commodity derivative

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

contracts that are netted on our consolidated and combined condensed balance sheet as of September 30, 2014 and December 31, 2013 (in millions):

	Gross Amounts of Recognized Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Asset/Liabilities Presented in the Balance Sheet
September 30, 2014
Total derivative assets	$15	$(1)	$14
Total derivative liabilities	(51)	1	(50)

	Gross Amounts of Recognized Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Asset/Liabilities Presented in the Balance Sheet
December 31, 2013
Total derivative assets	$37	$(3)	$34
Total derivative liabilities	(8)	3	(5)

All derivative contracts are considered economic hedges to our asset and interest rate portfolio, but either do not qualify for hedge accounting under the hedge accounting guidelines or the hedge accounting designation has not been elected. Changes in fair value and realized settlements on the Heat Rate Call Options, comprised of the premium received less settlement of the amounts resulting from exercises by the counterparty, and Power and Gas Swaps are recognized currently as separate components of revenues on the consolidated and combined statements of operations. Realized and unrealized gains and losses on the Interest Rate Swaps are recognized currently as interest expense on the consolidated and combined condensed statement of operations. The following table presents a summary of the unrealized and realized gains and losses included in interest expense for the nine months ended September 30, 2014 and 2013 (in millions):

	Nine Months Ended September 30,
	2014	2013
Unrealized gain on interest rate swaps	$1	$—
Realized loss on interest rate swaps	(3)	(3)

5.	Fair Value Measurements

Financial instruments are recorded based on fair value measurements in accordance with the authoritative guidance on fair value measurements and disclosures which emphasize that fair value is a market based measurement and not an entity-specific measurement.

As defined within the authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the authoritative guidance are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include Interest Rate Swaps and Power and Gas Swaps.

Level 3	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified in the entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect our estimate of the fair value of our assets and liabilities and their placement within the fair value hierarchy levels. The following table presents our financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2014 and December 31, 2013, by level within the fair value hierarchy (in millions):

	Assets and Liabilities with Recurring Fair Value as of September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents, and restricted cash	$48	$—	$—	$48
Heat rate call options	—	—	14	14
Power and gas swaps	—	—	—	—
Interest rate swaps	—	—	—	—

	$48	$—	$14	$62

Liabilities
Heat rate call options	$—	$—	$40	$40
Power and gas swaps	—	10	—	10
Interest rate swaps	—	—	—	—

	$—	$10	$40	$50

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

	Assets and Liabilities with Recurring Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents, and restricted cash	$186	$—	$—	$186
Heat rate call options	—	—	32	32
Power and gas swaps	—	1	—	1
Interest rate swaps	—	1	—	1

	$186	$2	$32	$220

Liabilities
Power and gas swaps	$—	$3	$—	$3
Interest rate swaps	—	2	—	2

	$—	$5	$—	$5

As of September 30, 2014, the Company’s carrying amounts of cash and cash equivalents are representative of fair value because of the short-term nature of these instruments.

The Company uses industry-standard models that incorporate various assumptions, including quoted interest rates, quoted power and gas prices and time value, as well as other relevant economic measures to measure the value of the Interest Rate Swaps and Power and Gas Swaps.

The Company’s Level 3 fair value derivative instruments consist of Heat Rate Call Options where certain pricing inputs are unobservable. The Company utilizes models generated by third parties to determine the fair value of these instruments. The models utilize option parameters and market indices that approximate the delivery locations for power and gas under the Heat Rate Call Options to generate a series of monthly options using a Black-Scholes genre option model. As a result of the nature of the inputs and their impact on the measurement of fair value, the instruments are categorized as Level 3 instruments. The valuation models incorporate historical correlation information and extrapolate available forward gas and power curve information to future periods. At each balance sheet date, we perform an analysis of all instruments subject to fair value measurement and include in Level 3 all of those whose fair value is based on significant unobservable inputs. The following table presents quantitative information for the unobservable inputs used in our most significant level 3 fair value measurements at September 30, 2014 and December 31, 2013 (in millions, except $/MWh):

	Quantitative Information about Level 3 Fair Value Measurements
	September 30, 2014
	Fair Value, Net Asset (Liability)	Valuation Technique	Significant Unobservable Input	Range
Heat Rate Options	$(26)	Option Model	Power Prices	$28 – $171/MWh

	Quantitative Information about Level 3 Fair Value Measurements
	December 31, 2013
	Fair Value, Net Asset (Liability)	Valuation Technique	Significant Unobservable Input	Range
Heat Rate Options	$32	Option Model	Power Prices	$27 – $180/MWh

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

The following table reconciles, for the nine months ended September 30, 2014 and 2013, the beginning and ending net balances for derivative instruments that are recognized at fair value in the consolidated and combined condensed financial statements, using significant unobservable inputs (in millions):

	Nine Months Ended September 30,
	2014	2013
Fair value at beginning of period	$32	$66
Total gains and losses recognized in earnings (realized and unrealized)	(52)	(53)
Settlements	(6)	51

Fair value at end of period	$(26)	$64

There were no transfers in or out of Level 3 during the nine months ended September 30, 2014 or 2013.

The Company records debt instruments based on contractual terms, net of any applicable discount. The estimated fair value of the Company’s senior secured notes was based upon prevailing interest rates and current market pricing curves available to the Company as of September 30, 2014 and December 31, 2013, and is disclosed below (in millions).

	September 30, 2014		December 31, 2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Total notes payable	$1,250	$1,228	$1,217	$1,221

The carrying value of the Company’s insurance notes payable approximated fair value due to the short-term nature of these instruments.

6.	Related Party Transactions

Topaz Power Management, LP

The Company has service agreements in place with Topaz Power Management, LP (“TPM”), which is an affiliate of the Company. The services provided by TPM include asset management, accounting, budgeting, human resources, commercial/risk management and legal services. TPM charged the Company, for reimbursement of costs, approximately $16 million and $12 million for the nine months ended September 30, 2014 and 2013, respectively. These expenses were included in general and administrative expenses on the consolidated and combined statements of operations.

TPM also has agreements directly with the owners of the Company that allow TPM to participate in the profits of the Company if certain cash generation and distribution targets are met. Although the amounts paid under these agreements are not paid directly by the Company, the Company recognizes amounts paid under these agreements as non-cash capital contributions and non-cash compensation expense included in general and administrative expenses on the consolidated and combined statements of operations. During the nine month periods ended September 30, 2014 and 2013, the Company recognized $15 million and $0 million, respectively, of non-cash capital contributions and non-cash compensation expense for profit participation payments made during the nine month period ended September 30 1014.

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

Raven Power BargeCo LLC

Raven Power has a service agreement in place with Raven Power BargeCo LLC (“BargeCo”) under which BargeCo provides coal transportation services to the generation facilities. The agreement automatically renews each year until terminated by one of the parties. BargeCo charged Raven Power $1 million for the nine months ended September 30, 2014 and 2013. The expenses were included in operations and maintenance expense in the consolidated and combined statements of operations.

The affiliate accounts receivable balances on the consolidated and combined balance sheets were $1 million and $1 million for the period ended September 30, 2014 and December 31, 2013, respectively.

7.	Segment Reporting

We have three reportable segments; Topaz Power, Sapphire Power and Raven Power. The segment structure reflects how the companies included in these consolidated and combined financial statements are legally organized, financed and managed. Selected operating results were as follows (in millions).

	Nine Months Ended September 30, 2014
	Topaz Power	Sapphire Power	Raven Power	Corporate	Total
Power revenues	$168	$187	$719	$—	$1,074
Realized settlements on commodity derivative contracts	20	(24)	(109)	—	(113)
Unrealized loss on commodity derivative contracts	(1)	(58)	(7)	—	(66)

Total revenues	187	105	603	—	895
Fuel and other variable cost	105	117	272	—	494

Gross margin	82	(12)	331	—	401
Operating expenses (1)	61	46	140	—	247
Depreciation, amortization and accretion	31	12	24	—	67

Operating income	(10)	(70)	167	—	87
Interest expense	(19)	(11)	(11)	(16)	(57)
Loss on early extinguishment of debt	(15)	(7)	(14)	—	(36)

Net (loss) income	$(44)	$(88)	$142	$(16)	$(6)

(1)	Includes operations and maintenance, general and administrative, taxes other than income tax and other income.

RJS Generation Holdings LLC

Notes to Consolidated and Combined Condensed Financial Statements

For the Nine Month Periods Ended September, 2014 and 2013 (Unaudited)

	Nine Months Ended September 30, 2013
	Topaz Power	Sapphire Power	Raven Power	Total
Power revenues	$161	$125	$414	$700
Realized settlements on commodity derivative contracts	49	2	—	51
Unrealized loss on commodity derivative contracts	4	(7)	(2)	(5)

Total revenues	214	120	412	746
Fuel and other variable cost	106	69	230	405

Gross margin	108	51	182	341
Operating expenses (1)	59	31	108	198
Depreciation, amortization and accretion	31	14	23	68

Operating income	18	6	51	75
Interest expense	(26)	(14)	(11)	(51)
Loss on early extinguishment of debt	(9)	(8)	—	(17)

Net (loss) income	$(17)	$(16)	$40	$7

(1)	Includes operations and maintenance, general and administrative, taxes other than income tax and other income

8.	Subsequent Events

The Company evaluated subsequent events through December 22, 2014, which is the date the financial statements were issued and has identified the following reportable subsequent events.

Bayonne Ground Lease

The Company leases the land upon which the Bayonne generating facility is located. Pursuant to the terms of the lease, the lease agreement will expire on October 31, 2018, unless continued by mutual agreement of the counterparties. On October 16, 2014, we received notice from the lessor of its intent not to renew the lease agreement upon expiration in October 2018. The final outcome of this matter is unknown at this time and management is currently evaluating all facts and possible outcomes to determine the impact, if any, on our consolidated and combined financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the distribution of the securities registered hereby. All amounts are estimates except for the SEC registration fee.

SEC Registration Fee	$530,902.28
Stock Exchange Listing Fee	*
Printing Fees and Expenses	*
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Delaware General Corporation Law

Talen Energy Corporation and Talen Energy Holdings, Inc. are each incorporated under the laws of the state of Delaware.

Section 145(a) of the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Our Amended and Restated Certificate of Incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will contain such a provision which provision will not eliminate or limit the liability of a director for any act or omission occurring prior to its effective date.

Indemnification Agreements

Pursuant to the terms of the Transaction Agreement, we have agreed to indemnify (and maintain policies of directors’ and officers’ liability insurance for) certain parties to the Transactions, including all of our past or present directors or officers, for a period of at least six years following the closing of the Combination in respect of acts or omissions relating to the Transactions and occurring at or prior to the consummation of the Combination.

Directors’ and Officers’ Liability Insurance

Prior to the closing of the Transactions, we will obtain directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.

Item 15.	Recent Sales of Unregistered Securities.

In connection with Talen Energy’s incorporation, on June 6, 2014, Talen Energy issued 1 share of its common stock, par value $0.001 per share, to HoldCo in consideration of an aggregate capital contribution of $0.001. This issuance was exempt from registration under the Securities Act of 1933 pursuant to Section 4(a)(2) thereof because the issuance did not involve any public offering of securities.

Item 16.	Financial Statements and Exhibits.

(a) Exhibits.

The Exhibits to this Registration Statement on Form S-1 are listed in the Exhibit Index which follows the signature pages to this Registration Statement and is herein incorporated by reference.

(b) Financial Statement Schedules.

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the consolidated financial statements and has therefore been omitted here.

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on December 22, 2014.

TALEN ENERGY CORPORATION

By:	/s/ Paul A. Farr
Name: Paul A. Farr
Title: Director and Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 22, 2014 by the following persons in the capacities indicated.

Signature	Title

/s/ Paul A. Farr	Director and Executive Vice President (principal executive, financial and accounting officer)
Paul A. Farr

*	Director and President
William H. Spence

*	Director and Executive Officer
Robert J. Grey

* By:	/s/ Frederick C. Paine
Name: Frederick C. Paine
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on December 22, 2014.

TALEN ENERGY HOLDINGS, INC.

By:	/s/ Paul A. Farr
Name: Paul A. Farr
Title: Director and Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 22, 2014 by the following persons in the capacities indicated.

Signature	Title

/s/ Paul A. Farr	Director and Executive Vice President (principal executive, financial and accounting officer)
Paul A. Farr

*	Director and President
William H. Spence

*	Director and Executive Officer
Robert J. Grey

* By:	/s/ Frederick C. Paine
Name: Frederick C. Paine
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Separation Agreement, dated as of June 9, 2014, among PPL Corporation, Talen Energy Holdings, Inc., Talen Energy Corporation, PPL Energy Supply, LLC, Raven Power Holdings LLC, C/R Energy Jade, LLC and Sapphire Power Holdings LLC (incorporated by reference to Exhibit 2.1 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated June 12, 2014)

2.2	Transaction Agreement, dated as of June 9, 2014, among PPL Corporation, Talen Energy Holdings, Inc., Talen Energy Corporation, PPL Energy Supply, LLC, Talen Energy Merger Sub, Inc., C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Raven Power Holdings LLC (incorporated by reference to Exhibit 2.2 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944)) dated June 12, 2014)

2.3	Amendment No. 1, dated as of October 23, 2014, to the Transaction Agreement, dated as of June 9, 2014, among PPL Corporation, Talen Energy Holdings, Inc., Talen Energy Corporation, PPL Energy Supply, LLC, Talen Energy Merger Sub, Inc., C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Raven Power Holdings LLC **

3.1	Form of Amended and Restated Certificate of Incorporation of Talen Energy Corporation *

3.2	Form of Amended and Restated Bylaws of Talen Energy Corporation *

4.1	Indenture, dated as of October 1, 2001, by PPL Energy Supply, LLC and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.1 to PPL Energy Supply, LLC Form S-4 (Registration Statement No. 333-74794))

4.2	Supplemental Indenture No. 2, dated as of August 15, 2004, to said Indenture (incorporated by reference to Exhibit 4(h)-4 to PPL Energy Supply, LLC Form 10-K Report (File No. 333-74794) for the year ended December 31, 2004)

4.3	Supplemental Indenture No. 3, dated as of October 15, 2005, to said Indenture (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 8-K Report (File No. 333-74794) dated October 28, 2005)

4.4	Form of Note for PPL Energy Supply, LLC’s $300 million aggregate principal amount of 5.70% REset Put Securities due 2035 (REPSSM) (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 333-74794) dated October 28, 2005)

4.5	Supplemental Indenture No. 4, dated as of May 1, 2006, to said Indenture (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 10-Q Report (File No. 333-74794) for the quarter ended June 30, 2006)

4.6	Supplemental Indenture No. 6, dated as of July 1, 2006, to said Indenture (incorporated by reference to Exhibit 4(c) to PPL Energy Supply, LLC Form 10-Q Report (File No. 333-74794) for the quarter ended June 30, 2006)

4.7	Supplemental Indenture No. 7, dated as of December 1, 2006, to said Indenture (incorporated by reference to Exhibit 4(f)-10 to PPL Energy Supply, LLC Form 10-K Report (File No. 333-74794) for the year ended December 31, 2006)

4.8	Supplemental Indenture No. 8, dated as of December 1, 2007, to said Indenture (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 333-74794) dated December 20, 2007)

4.9	Supplemental Indenture No. 9, dated as of March 1, 2008, to said Indenture (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 333-74794) dated March 14, 2008)

Exhibit No.	Description

4.10	Supplemental Indenture No. 10, dated as of July 1, 2008, to said Indenture (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated July 21, 2008)

4.11	Supplemental Indenture No. 11, dated as of December 1, 2011, to said Indenture (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated December 16, 2011)

4.12	Supplemental Indenture No. 12, dated as of February 12, 2013, to said Indenture (incorporated by reference to Exhibit 4.1 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated February 13, 2013)

4.13	Series 2009A Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)

4.14	Series 2009B Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)

4.15	Series 2009C Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(c) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)

4.16	Indenture, dated as of July 10, 2014, among RJS Power Holdings LLC, the guarantors party thereto and The Bank of New York Mellon, as Trustee **

5.1	Opinion of Simpson Thacher & Bartlett LLP *

8.1	Opinion of Simpson Thacher & Bartlett LLP as to certain tax matters *

10.1	Employee Matters Agreement, dated as of June 9, 2014, among PPL Corporation, Talen Energy Corporation, C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Raven Power Holdings LLC (incorporated by reference to Exhibit 10.1 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated June 12, 2014)

10.2	Form of Stockholders Agreement *

10.3	Form of Transition Services Agreements *

10.4	Credit Agreement among PPL Energy Supply, LLC, the lenders and arrangers party thereto and Citibank, N.A., as administrative agent *

10.5	Form of Talen Energy Corporation Stock Incentive Plan *

10.6	Form of Talen Energy Corporation Short-Term Incentive Plan *

10.7	Form of Talen Energy Corporation Directors Deferred Compensation Plan *

21.1	Subsidiaries of Talen Energy Corporation *

23.1	Consent of Ernst & Young LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Simpson Thacher & Bartlett LLP (included in exhibits 5.1 and 8.1) *

Exhibit No.	Description

23.4	Consent of Ralph Alexander to be named as a director nominee **

23.5	Consent of Frederick M. Bernthal to be named as a director nominee **

23.6	Consent of Philip G. Cox to be named as a director nominee **

23.7	Reserved

23.8	Consent of Louise K. Goeser to be named as a director nominee **

23.9	Consent of Stuart E. Graham to be named as a director nominee **

23.10	Consent of Michael B. Hoffman to be named as a director nominee **

23.11	Consent of Jeremy R. McGuire to be named as an officer nominee **

23.12	Consent of Robert D. Gabbard, Jr. to be named as an officer nominee **

23.13	Consent of Clarence J. Hopf, Jr. to be named as an officer nominee **

23.14	Consent of Timothy S. Rausch to be named as an officer nominee **

23.15	Consent of James E. Schinski to be named as an officer nominee **

23.16	Consent of Paul M. Breme to be named as an officer nominee **

23.17	Consent of J. Matt Simmons, Jr. to be named as an officer nominee **

24.1	Power of Attorney **

*	To be filed by amendment.
**	Previously filed.